UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 3, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Société Anonyme (French Limited Company) with a share capital of 10,594,839,096 euros

Registered office: 6, place d’Alleray 75505 Paris cedex 15

Paris Trade Register 380 129 866

2009 registration document

ANNUAL FINANCIAL REPORT

This registration document includes all the items of the annual financial report

AMF

This registration document was filed with the Autorité des Marchés Financiers on April 28, 2010 pursuant to Article 212-13 of the AMF General Regulation. It may be used in support of a financial transaction if supplemented by a transaction note that has received approval from the Autorité des Marchés Financiers.

This document was prepared by the issuer and is binding on its signatories.

Copies of the registration document are available from France Telecom,
6 place d’Alleray, 75505 Paris Cedex 15, on France Telecom’ s website : www.orange.com and on the website of the Autorité des Marchés Financiers: www.amf-france.org

2009 REGISTRATION DOCUMENT / FRANCE TELECOM   1

2009 REGISTRATION DOCUMENT / FRANCE TELECOM   2

nota

6

1

person responsible

7

1.1

PERSON RESPONSIBLE FOR THE INFORMATION CONTAINED IN THE REGISTRATION DOCUMENT

7

1.2

DECLARATION BY THE RESPONSIBLE PERSON

7

2

statutory auditors

9

2.1

STATUTORY AUDITORS

9

2.2

ALTERNATE STATUTORY AUDITORS

9

3

selected financial information

11

3.1

CONSOLIDATED STATEMENT OF INCOME

11

3.2

CONSOLIDATED BALANCE SHEET

12

3.3

CONSOLIDATED STATEMENT OF CASH FLOWS

12

3.4

ORGANIC CASH FLOW

12

4

risk factors

13

4.1

OPERATIONAL RISKS

15

4.2

LEGAL RISKS

19

4.3

FINANCIAL RISKS

21

5

information about the issuer

25

5.1

HISTORY AND DEVELOPMENT OF THE COMPANY

25

5.2

INVESTMENTS

26

6

overview of the group’s business

27

6.1

THE TELECOMMUNICATION SERVICES MARKET

28

6.2

FRANCE TELECOM’S STRATEGY

31

6.3

OVERVIEW OF BUSINESS

33

6.4

ENVIRONMENTAL INFORMATION

162

6.5

EXCEPTIONAL EVENTS

167

6.6

DEPENDENCY ON PATENTS

167

6.7

REGULATIONS

167

6.8

SUPPLIERS

173

6.9

INSURANCE

174

7

organizational chart

175

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8

property, plant and equipment

177

8.1

NETWORKS AND SERVICE PLATFORMS

178

8.2

REAL ESTATE

195

9

analysis of the financial position and earnings

197

9.1

ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

198

9.2

ANALYSIS OF FRANCE TELECOM S.A.’S FINANCIAL POSITION AND EARNINGS (FRENCH GAAP)

265

10

cash flow and equity

273

11

innovation, research and development, patents and licenses

275

12

information on trends

279

13

profit forecasts or estimates

281

14

administrative and management bodies and senior management

283

14.1

ORGANIZATION AND OPERATIONS OF THE BOARD OF DIRECTORS

284

14.2

STRUCTURE AND FUNCTIONING OF THE GENERAL MANAGEMENT

298

14.3

INTERNAL CONTROL AND RISK MANAGEMENT

303

14.4

REPORT OF THE STATUTORY AUDITORS

310

15

compensation and benefits paid to directors, officiers and senior management

311

15.1

RULES FOR DETERMINING COMPENSATION OF DIRECTORS AND OFFICERS

312

15.2

TOTAL COMPENSATION PAID TO DIRECTORS AND OFFICERS

314

15.3

COMPENSATION OF GROUP MANAGEMENT COMMITTEE IN 2009

316

15.4

PROVISIONS FOR PENSIONS, RETIREMENT AND OTHER BENEFITS

316

16

board practices

317

17

employees

319

17.1

WORKFORCE TRENDS

320

17.2

ORGANIZATION OF WORKING HOURS

324

17.3

COMPENSATION

325

17.4

LABOUR RELATIONS

330

17.5

HEALTH AND SAFETY CONDITIONS

331

17.6

TRAINING

332

17.7

EMPLOYMENT AND INTEGRATION OF PEOPLE WITH DISABILITIES

333

17.8

SOCIAL AND CULTURAL ACTIVITIES

333

17.9

OUTSOURCING

334

17.10

IMPACT ON NATIONAL EMPLOYMENT AND REGIONAL DEVELOPMENT

335

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18

major shareholders

337

18.1

DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

337

18.2

DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

339

19

related party transactions

341

20

financial information concerning the issuer’s assets and liabilities, financial position and profits and losses

343

20.1

CONSOLIDATED STATEMENTS

344

20.2

NON CONSOLIDATED STATEMENTS

472

20.3

DIVIDEND POLICY

518

20.4

LITIGATION AND ARBITRATION PROCEEDINGS

518

20.5

SIGNIFICANT CHANGE IN THE FINANCIAL OR TRADING POSITION

519

21

additional information

521

21.1

SHARE CAPITAL

522

21.2

MEMORANDUM AND BYLAWS

524

21.3

FACTORS THAT MAY HAVE AN IMPACT IN THE EVENT OF A PUBLIC OFFER

527

22

significant contracts

529

23

third party information, statements by experts, and declarations of interest

531

24

documents on display

533

25

information on holdings

535

26

2010 shareholders’ meeting

537

26.1

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING
TO BE HELD ON JUNE 9, 2010

538

26.2

REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS SUBMITTED TO THE ANNUAL
SHAREHOLDERS’ MEETING - FINANCIAL YEAR 2009

545

26.3

STATUTORY AUDITORS’ REPORTS

556

registration document appendices

565

TECHNICAL GLOSSARY

566

FINANCIAL GLOSSARY

572

ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222.7 OF THE AMF GENERAL REGULATION

574

CORRESPONDENCE TABLES

576

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nota

This Registration Document serves as:

•

the annual financial report prepared pursuant to Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation;

•

the management report prepared pursuant to Articles L. 225-100, L. 225-100-2, L. 225-100-3, L. 225-102, L. 225-102-1, L. 225-211, L. 232-1, L. 232-6, L. 233-6, L. 233-13 and L. 233-26 of the French Commercial Code, 223-26 of the AMF General Regulation and 243 A of the French General Tax Code;

•

the Chairman’s report on corporate governance and internal control prepared pursuant to Article L. 225-37 of the French Commercial Code.

Correspondence tables between the information legally required in these reports and this Registration Document are set out on pages 576 to 578.

Information incorporated by reference

Pursuant to Article 28 of Commission Regulation (EC) no. 809/2004, the following information is incorporated by reference into this document:

•

the consolidated financial statements and the corresponding audit report set out on pages 251 to 354 of Registration Document D. 09-0227, as well as the Group’s Management Report set out on pages 138 to 184 of the same document;

•

the consolidated financial statements and the corresponding audit report set out on pages 58 to 160 of the 2007 Annual Financial Report forming volume 2 of Registration Document D. 08-0093, as well as the Group’s Management Report set out on pages 5 to 56 of the same document;

The website references in this document are for reference only: the information on these websites is not incorporated by reference into this document.

Definition

In this Registration Document, unless otherwise indicated, the terms “Company” and “France Telecom S.A.” refer to France Telecom S.A. and the terms “France Telecom”, “the Group” and the “France Telecom group” refer to France Telecom S.A. together with its consolidated subsidiaries.

Forward-looking information

This document contains forward-looking statements about France Telecom’s business, including without limitations certain statements made in Section 6.2 France Telecom Group’s Strategy, and Chapter 12 Information on Trends. These forward-looking statements are sometimes identified by the use of the future and conditional and words such as “expects”, “should”, “estimates”, “believes” or “may”.

Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including risks not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

•

the changes stemming from the economic crisis, as well as general trends in the economy and in France Telecom’s markets;

•

the efficacity of its strategy, particularly regarding geographic zones with strong growth, and the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives;

•

France Telecom’s ability to face strong competition within its sector and to adapt to the ongoing transformation of the telecommunications industry;

•

regulatory developments and constraints, as well as the outcome of legal proceedings;

•

risks and uncertainties related to international operations;

•

exchange rate fluctuations;

•

capital market access conditions.

Except to the extent required by law (in particular pursuant to Article 223-1 et seq. of the AMF General Regulation), France Telecom does not undertake any obligation to update forward-looking statements.

The most significant risks are described in Chapter 4 Risk factors.

Glossaries

A glossary of the technical terms and of financial terms is provided on pages 566 to 573 of this document.

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1  person responsible

1.1    PERSON RESPONSIBLE FOR THE INFORMATION CONTAINED IN THE REGISTRATION DOCUMENT

Chief Executive Officer

Stéphane RICHARD

1.2    DECLARATION BY THE RESPONSIBLE PERSON

After having taken all reasonable measures in this regard, I hereby certify that the information in this Registration Document is, to the best of my knowledge, in accordance with the facts, with no omissions likely to affect its import.

I hereby certify that, to the best of my knowledge, the financial statements have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets and liabilities, financial position and results of the Company and of all consolidated companies, and that the Management Report set out on pages 198 to 271 of this Registration Document presents a true image of the business performance, results and financial position of the Company and of all consolidated companies as well as a description of the major risks and uncertainties facing them.

I have received a work completion letter from the statutory auditors, in which they state that they have verified the information regarding the financial position and financial statements presented in this document and have read the whole document.

The statutory auditors have issued reports on the historical financial information presented in this document. These reports contain the following observations:

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ended December 31, 2009 set out on page 471 of this document, the statutory auditors drew the reader’s attention to Note 1.2, which sets out the changes in accounting methods resulting from the application, as of January 1, 2009, of new standards and interpretations, specifically IFRS 8, “Operating Sectors”, IAS 36, “Depreciation of Assets”, as amended by IFRS 8, and IAS 1, “Presentation of financial statements”, revised in 2007.

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ended December 31, 2008 set out on page 354 of Registration Document D.09-0227, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 30 on litigation, and to the change in accounting method following the first-time application of IFRIC 13 “Customer Loyalty Programmes” from January 1, 2008 discussed in Note 1.2.

Without qualifying their opinion on the financial statements, in their report on the separate financial statements for the year ended December 31, 2008 set out on page 397 of Registration Document D.09-0227, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 9.1 on litigation.

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ended December 31, 2007 set out on page 58 of the 2007 Annual Financial Report forming volume 2 of Registration Document D.08-0093, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 33 on litigation.

Paris, April 28, 2010

Chief Executive Officer

Stéphane RICHARD

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2  statutory auditors

2.1    STATUTORY AUDITORS

Ernst & Young Audit

Represented by Vincent de La Bachelerie

11, allée de l’Arche

92037 Paris La Défense Cedex

Ernst & Young Audit was appointed by Government decree dated September 18, 1991, and renewed by Government decrees dated May 14, 1997 and May 27, 2003, and then by a decision of the Ordinary Shareholders’ Meeting of May 26, 2009, for a period of six years.

Deloitte & Associés

Represented by Frédéric Moulin

185, avenue Charles de Gaulle

92524 Neuilly sur Seine Cedex

Deloitte Touche Tohmatsu (now Deloitte & Associés) was appointed by Government decree of May 27, 2003, and renewed by a decision of the Ordinary Shareholders’ Meeting of May 26, 2009, for a period of six years.

2.2    ALTERNATE STATUTORY AUDITORS

Auditex

Tour Ernst & Young

Faubourg de l’Arche

11, allée de l’Arche

92037 Paris La Défense Cedex

BEAS

7-9, villa Houssay

92524 Neuilly sur Seine Cedex

Auditex and BEAS were appointed by Government decree of May 27, 2003, and renewed by a decision of the Ordinary Shareholders’ Meeting of May 26, 2009, for a period of six years.

The terms of office of all Statutory Auditors will expire at the end of the Ordinary Shareholders’ Meeting convened to approve the financial statements for the year ended December 31, 2014.

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3  selected financial information

The selected financial information presented below relating to the years ended December 31, 2005, 2006, 2007, 2008 and 2009 is extracted from the Consolidated Financial Statements audited by Ernst & Young Audit and Deloitte & Associés.

The Selected Financial Information for the financial years ended December 31, 2009, 2008 and 2007 must be read together with the consolidated financial statements and the Group’s management report for these financial years.

3.1    CONSOLIDATED STATEMENT OF INCOME

Amounts in accordance with IFRS (in millions of euros except for per share data)	2009		2008		2007		2006		2005
Revenues	45,944	100.0%	47,699	100.0%	46,568	100.0%	51,702	100.0%	48,082	100.0%
Operating income	7,859	17.1%	9,945	20.8%	10,540	22.6%	6,988	13.5%	10,498	21.8%
Finance costs, net	(2,299)	(5.0%)	(2,957)	(6.2%)	(2,647)	(5.7%)	(3,251)	(6.3%)	(3,367)	(7.0%)
Consolidated net income of continuing operations	3,265	7.1%	4,089	8.6%	6,648	14.3%	1,557	3.0%	5,712	11.9%
Consolidated net income of discontinued operations or operations held for sale	200	0.4%	403	0.8%	171	0.4%	3,211	6.2%	648	1.3%
Consolidated net income (attributable to owners of the Parent Company)	2,997	6.5%	4,069	8.5%	6,300	13.5%	4,139	8.0%	5,709	11.9%
Net earnings per share – basic (1)	1.13		1.56		2.42		1.59		2.28
Net earnings per share – diluted (1)	1.13		1.54		2.36		1.57		2.20
Dividend per share for the year	1.40 (2)		1.40		1.30		1.20		1.00
(1) Earnings per share on a comparable basis. (2) Subject to approval by the Ordinary General Shareholders’ Meeting.

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3.2    CONSOLIDATED BALANCE SHEET

Amounts in accordance with IFRS (in millions of euros)	2009	2008	2007	2006	2005
Intangible fixed assets, net (1)	38,549	44,752	47,465	49,675	52,591
Property, plant and equipment, net	24,321	26,534	27,849	28,222	28,570
Total assets	92,044	94,785	100,601	102,616	109,350
Net financial debt	33,941	35,859	37,980	42,017	47,846
Shareholders’ equity (attributable to owners of the Parent Company)	26,021	27,090	29,471	26,437	24,860
(1) Includes goodwill and other intangible assets.

3.3    CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	2009	2008	2007	2006	2005
Net cash provided by operating activities	14,384	14,999	14,644	13,863	13,374
Net cash used in investing activities	(7,031)	(8,035)	(6,881)	(4,691)	(11,677)
Purchase of property, plant and equipment and intangible assets	(5,717)	(7,140)	(7,064)	(7,039)	(6,142)
Net cash used in financing activities	(8,260)	(6,057)	(7,654)	(9,271)	(860)
Cash and cash equivalents at end of year	3,949	4,800	4,025	3,970	4,097

3.4    ORGANIC CASH FLOW

(in millions of euros)	2009	2008	2007	2006	2005
Net cash provided by operating activities	14,384	14,999	14,644	13,863	13,374
Purchase of property, plant and equipment and intangible assets	(5,717)	(7,140)	(7,064)	(7,039)	(6,142)
Increase (reduction) from suppliers of fixed assets	(410)	(76)	125	228	34
Proceeds from sale of tangible and intangible assets	93	233	113	105	215
Organic cash flow	8,350	8,016	7,818	7,157	7,481

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4  risk factors

4.1

OPERATIONAL RISKS

15

Risks associated with the sector, the economic environment and the strategy

15

Risks relating to human resources

17

Other operational risks

17

4.2

LEGAL RISKS

19

4.3

FINANCIAL RISKS

21

Liquidity risk

21

Credit risk and/or counterparty risk on financial transactions

22

Interest rate risk

22

Foreign exchange risk

22

Risk of asset impairment

23

Equity risk

24

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In addition to the other information contained in this Registration Document, investors should carefully consider the risks described below before making any investment decision. These risks, or any one of them, could have an adverse effect on France Telecom’s business activities, financial position or results. Moreover, additional risks not currently known to France Telecom, or risks that France Telecom currently deems immaterial, may have a similar adverse effect and investors could lose all or part of their investment.

The risks discussed in this chapter involve:

•

risks relating to France Telecom’s business activities (see Section 4.1);

•

risks of a legal nature (see Section 4.2);

•

financial risks (see Section 4.3).

Within each section, the risk factors are set out in what the Company believes to be the order of decreasing importance. The occurrence of new external or internal events may cause the Company to review this order of importance at any moment.

Risks are also discussed extensively in several other chapters:

•

for regulatory risks and risks stemming from regulatory pressures, see Section 6.7 Regulations, Section 20.4 Litigation and Arbitration Proceedings and Note 32 Litigation of the consolidated financial statements;

•

for risks relating to the vulnerability of the technical infrastructure and environmental risks, see Section 6.4 Environmental Information;

•

for financial risks, see:

•

Note 28 Other Information on Exposure to Market Risks of the consolidated financial statements, in respect of the management of interest rate, currency, liquidity, covenant, counterparty and stock market risks,

•

Note 23 Derivative Instruments of the consolidated financial statements;

•

for risks relating to legal proceedings in which the Group is involved, see Section 20.4 Litigation and Arbitration Proceedings and Note 32 Litigation of the consolidated financial statements.

The framework for managing interest rate, currency and liquidity risks is laid down by the Treasury and Financing Committee. See Section 14.2.5 The Group’s Governance Committees.

•

with respect to insurance, see Section 6.9 Insurance.

•

more generally, the risk management framework within the France Telecom group is covered as a whole in the Chairman’s report on corporate governance and internal control (see Section 14.3 Internal Control and Risk Management).

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4.1    OPERATIONAL RISKS

Risks associated with the sector, the economic environment and the strategy

1.

The strong competition in the telecommunications sector could result in a decline in France Telecom’s market share or in the profitability of its business activities.

France Telecom faces intense competition in the main markets in which it operates. In light of this competition and with a view to increasing or maintaining its market shares (particularly in Spain and the United Kingdom), the Group was forced to increase its customer retention spend, cut its rates (initially in the fixed-line telephony market and more recently in the mobile market) and to trim its sales margins, as well as to carry out major capital expenditure programs. These developments could intensify or over time spread to other markets, such as Poland, or the mobile market in France, where competition is anticipated to intensify following the awarding of a 4th 3G license in December 2009.

Heightened competition in the core services (fixed-line and mobile telephony, Internet access) could result in France Telecom losing market share or seeing its margins tighten significantly, and its revenues and profitability could then be adversely affected.

For further information on the competition faced by the France Telecom Group in the business segments in which it operates, see Chapter 6 Overview of the Group’s business.

2.

A major portion of France Telecom’s revenues is generated in mature countries and business activities. France Telecom must thus identify growth drivers in new countries or new business activities. This search may prove difficult or fruitless and the Group’s revenues and results could be affected as a result.

At constant exchange rates and scope of consolidation, the increase in France Telecom’s revenues in recent years has been primarily due to the rapid growth in its mobile communications and Internet businesses, driven in Europe by the upswing in the corresponding markets. Where these markets mature and in certain instances show signs of saturation, France Telecom is required to seek out growth drivers in new business activities and new countries. However, this development exposes the Group to major new risks such as those associated with the development of non-core business activities or activities located in regions that are relatively instable or poorly governed. Should France Telecom not satisfactorily manage to develop new business activities to provide growth, its revenues could be affected.

3.

The development strategy implemented by France Telecom in fast-growing regions could be significantly adversely affected by the political, economic and legal situation in those countries.

The Group’s growth largely depends on its presence in fast-growing regions. For that reason, France Telecom has invested in telecommunications operators in Eastern Europe, the Middle East, Asia and Africa, and could make further investments in other fast-growing regions.

The political, economic, legal or labour situations in certain of these countries may change negatively, as happened in the Ivory Coast. Furthermore, the growth outlook used when making these investments may materialize, in particular as a result of the impact of the current economic crisis. Finally, certain planned changes, which might have a positive or stabilizing influence on France Telecom’s business activities and results, such as the adoption of the euro by Poland and Romania, could be delayed. Such circumstances might impact the business activities and companies in which France Telecom has invested or may invest in the future, and could adversely affect the expected return on these investments along with France Telecom’s results.

4.

The current economic crisis could significantly adversely affect France Telecom’s business activities, in particular through its impact on the Group’s revenues or the development of new services.

The economic crisis led to a pronounced slowdown in the global economy in 2008 and 2009, something that may persist or get worse. The deterioration in economic activity and its impact on household and corporate spending, as well as a possible return to inflationary conditions are all factors that could significantly adversely affect France Telecom’s business activities, revenues and results.

In addition, the economic crisis is generating risks to trade receivables, including the lengthening of customer payment terms with an impact on working capital, and an increase in the amount of uncollected debts impacting both revenues and margin.

5.

In 2008 and 2009, France Telecom reduced its level of capital expenditure in order to adjust to the slowdown in economic activity. If this optimization of capital expenditure were to continue or prove to be out of line with the growth outlook for the telecommunications sector, it could adversely impact France Telecom’s business activities and future performance.

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In 2008 and 2009, France Telecom reduced the level of its capital expenditure, thereby enabling it to maintain the level of its organic cash flow. The Group now believes that it enjoys a certain freedom to adjust the level and timing of its capital expenditure programs. If France Telecom were unable to continue readjusting its capital expenditure levels in the event of a prolonged economic crisis, it may not prove possible to maintain organic cash flow levels. Conversely, were such a reduction of capital expenditure levels to continue for more than a certain period of time it could affect France Telecom’s ability to benefit from any upswing in economic activity. In both events France Telecom’s business activities and future performance would be adversely affected.

6.

A saturation of the collection and transfer networks resulting from the development of new usages could force access providers and mobile network operators to invest heavily in the networks over the medium-term, something that may prove difficult or even impossible to make pay.

The current expansion in broadband usages such as TV as part of triple-play, or Internet streaming, fixed-line and mobile, has already on occasion resulted and could more generally result in the future in the saturation of existing collection and transfer networks, leading to customer dissatisfaction in the short-term. To meet customer demand, or pressure from service providers or regulatory authorities in the countries in question, France Telecom may over the medium-term be required to undertake massive capital expenditure programs designed to increase the capacity of its networks. There is no guarantee that any such necessary or mandatory capital expenditure programs carried out more specifically in the countries in which France Telecom is the incumbent operator will pay for themselves. If it is not possible to assure returns on such capital expenditure, France Telecom’s financial position could be adversely affected as a result.

For further information on the regulatory environment and the legal risks, please see Section 4.2 Legal Risks.

7.

France Telecom has opted for a strategy aimed at developing new growth businesses in order to respond to the rapid and profound transformation of the telecommunications sector. However, this strategy may prove expensive and/or ineffective, notably as a result of the economic crisis or the regulatory framework.

In order to respond to the rapid changes to its business sector, France Telecom has opted for a strategy that is notably based on the development of convergent services and on the growth of new businesses such as content, audience or e-health, under the single Orange brand. The pursuit of these goals requires substantial resources, in particular for service integration and content development, without any guarantees that usage of these services and content will grow and provide a return on the corresponding costs. Furthermore, the development of these new services could be hampered by regulatory changes or the economic crisis, with content-related services possibly being considered discretionary by some customers. Lastly, the content and convergent services offered by France Telecom may not meet customer expectations or may prove impossible to acquire or produce at a reasonable price. The revenue growth expected from new business activities could thus be hampered and France Telecom’s growth outlook, financial position and results adversely affected.

8.

Inter-operator competition is played out, and will be further played out in the future, on the ability of operators to offer increasingly improving performance, innovation, user friendliness and competitive services. Shortcomings in France Telecom’s ability to provide such services could lead to a loss of customers and market share, and impact its revenues, margins and results.

Intensified competition is leading France Telecom to develop ever more high-performance, innovative and competitive service offers, targeted at an ever more demanding public. The development and offering of such services requires significant efforts in research and innovation, expertise in complex technologies, very early launch decisions that presuppose a good understanding of changing needs. Should France Telecom not manage to control the complexity of the networks, technologies (including technologies acquired from third parties under patents, licenses and partnerships) and processes necessary to meet the expectations of its customers as regards simplicity, it might lose (or not gain) market share or be required to cut its margins on the major innovations central to the development of the market, and its financial position and results could be adversely affected as a result.

For further information on France Telecom’s revenue performance and a breakdown thereof in 2009 see Section 9.1.2.1.1 Revenues.

9.

France Telecom has adopted a single-brand (Orange) strategy that may in certain circumstances not be as successful as anticipated and result in any image problem being amplified.

France Telecom has adopted a single-brand strategy notably based on:

•

the placing of the Group’s services and products under the Orange brand, and the use of the brand for new offers such as multi-play or content;

•

the development of the attractiveness of the Orange brand in all the countries in which the Group operates;

•

paying particular attention to the satisfaction of the brand’s customers by ensuring that the services offered respond to the customer’s needs, are simple to use and of a high quality.

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If the development of the Orange brand does not achieve the anticipated success or the brand’s image becomes tarnished, in particular following its extension to new services, products or countries, or as a result of events that negatively affect the Company’s image, France Telecom’s business activities, financial position and results could be adversely affected.

10.

To remain competitive, France Telecom will need to continue streamlining its organization and infrastructure and cut its fixed costs, which in many instances are higher than those of its competitors, in particular in countries where France Telecom is the incumbent operator. If France Telecom does not successfully complete this transformation, its operating margins, financial position and results could be adversely affected as a result.

France Telecom has historically had fixed costs above those of its competitors, in particular in certain countries in which it is the incumbent operator. France Telecom’s ability to confront these competitors and to take advantage of new technologies or new business models thus requires the accelerated transformation of its structures, operating procedures and cost base, notably by reducing purchasing and network costs. This cost control requires a continued pooling of the various networks, IT systems, service platforms, shared service centers and call centers, and the strengthening of the Group’s integration across the board.

If France Telecom does not complete these transformations, its operating margins, financial position and results could be adversely affected.

Risks relating to human resources

11.

In 2009, France Telecom went through a significant labour crisis that generated widespread media coverage in France and internationally. France Telecom put in place an ambitious plan to respond to this crisis but this plan might not deliver the expected results, something that could have a significant impact on the Group’s image, operations and results.

During 2009, the Group went through a significant crisis in relation with psycho-social risks and anxiety at work. This crisis, that generated widespread coverage in the French and international media due to a number of employee suicides, had a big impact on the Group’s image. In response to this crisis, at the start of the third quarter of 2009, the Group launched an ambitious plan designed to provide long-term solutions to the identified risk factors. This plan notably gave rise to an evaluation of stress and working conditions and the organization of a vast program of collective discussions within the Group. Furthermore, France Telecom entered into negotiations with labour unions on a certain number of issues such as stress, working conditions, work organization, the work-life balance, the improved functioning of employee representative bodies, professional development opportunities, training and mobility. These negotiations led to the signing of two initial agreements on March 5, 2010.

This plan resulted in labour issues being fully integrated into France Telecom’s strategy. Although the Group believes that the cost of implementing such a plan should be more than offset by the benefits flowing to the company and its employees, this plan may nevertheless delay certain cost-cutting programs. Moreover, in the event that the plan does not achieve the expected results, this crisis may persist, for a long time affecting the Group’s brand image, its running and its results.

12.

Should France Telecom not be sufficiently attractive compared to its competitors, in terms of recruiting, when needed, the skilled personnel necessary across all countries to develop its business and ensure the Group retains expertise and maintains sufficient continuity with regard to the management of ongoing projects, its commercial activities and operating income could be adversely affected.

Wherever it operates, France Telecom is exposed to risks relating to its ability to attract and retain skilled personnel in its strategic professions, and to replace expertise in key fields by taking advantage, in France, of the increased pace of retirements, in particular as a result of the implementation of part-time schemes for older employees.

France Telecom’s success depends in part on its ability to attract highly-skilled personnel in all the countries in which it operates, and in particular in France in recent times, and to retain and motivate its best employees.

Other operational risks

13.

Technical network and IT system failures may reduce traffic, lower revenues and harm the reputation of operators or the sector as a whole.

Damage or interruptions to services provided to customers may occur following outages (hardware or software), human error or sabotage to critical hardware or software. As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers. While impossible to quantify, the impact of such events occurring at country level could result in customer dissatisfaction, a decrease in France Telecom’s traffic and revenues and government intervention in the country or countries affected.

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Finally, during the current period, the risk of failure of the internal France Telecom IT system has increased due to the accelerated implementation of new services and applications relating to billing and customer relationship management. More specifically, incidents (including the possible loss of control over personal data) could occur during the implementation of new applications or software.

14.

The technical infrastructure of telecommunications operators is vulnerable to damage or interruptions caused by floods, storms, fires, war, acts of terrorism, intentional damage, malicious acts and other similar events.

A natural disaster, such as the storms Klaus and Xynthia which struck in early 2009 and late February 2010, Hurricane Dean in Martinique in August 2007 and the storms in December 1999, which disrupted service in France in early 2000, and other unexpected occurrences affecting France Telecom’s facilities or any other incident or failure of its networks may result in serious damage with a high repair cost. In 2000, these repair costs amounted to roughly 150 million euros. In most cases, France Telecom has no insurance for damage to its aerial lines and must assume the full cost of the repairs itself. Furthermore, the damage caused by such major disasters may have more long-term consequences resulting in significant expense for France Telecom and which would harm its image. Moreover, international, community and national laws now recognize the existence of climate change. Weather phenomena associated with this climate change may increase the seriousness of disasters and of the damage caused.

15.

France Telecom regularly outsources some of its operations. Such use of outsourcing results in a heavy dependence on suppliers and exposes the company to a risk to its image and to the continuity of the outsourced activity in the event of their collapse, and even to the risk of having to take over this operation at excessive cost.

France Telecom outsources certain aspects of its operations (and in particular its IT systems) in various forms depending on the country, the opportunities available and operational or financial constraints. This outsourcing carries risks for the Company, notably with regard to labour, financial and legal issues. Disputes with the selected service providers or with employees or the labour unions may result. Furthermore, if service provider quality levels do not meet the expectations of France Telecom or of its customers, the Group’s image and results could be adversely affected. Finally, France Telecom could be required to terminate certain outsourcing agreements that are not being carried out satisfactorily, and would be required to carry out the corresponding activities itself at higher cost, not to mention the fact that it might no longer have the necessary expertise. In any event, the Group’s image and results could be adversely affected as a result.

16.

The scope of France Telecom’s activities and the openness of networks mean that the Group is at all times exposed to the danger of falling victim to a range of frauds, which could impact its revenues and margin and damage its image.

Like any telecommunications operator, France Telecom runs the risk of falling victim to frauds designed, by the fraudsters, either to use the operator’s services without paying (possibly with subsequent resale), or to defraud the operator’s customers via the communications services offered by the operator. By virtue notably of the current economic crisis, the frauds to which the Group is exposed could increase. With the increased complexity of technologies and networks, new types of fraud that are more difficult to detect or combat may also develop. In any event, France Telecom’s revenues, margin, service quality and reputation could be adversely affected.

17.

Exposure to the electromagnetic fields of telecommunications equipment raises concerns regarding possible health risks. This situation could result in a decrease in the usage of mobile telecommunications services, additional difficulties rolling out cell phone masts and wireless networks or an increase in lawsuits, which could negatively impact France Telecom’s results.

In certain countries in which France Telecom carries out its mobile telephony business, concerns have been raised regarding the possible health risks to humans of exposure to electromagnetic fields emitted by telecommunications equipment (such as mobile telephones, cell phone masts, WiFi etc.). These concerns have been taken up by public opinion campaigns. In the absence of complete scientific certainty, some health or public authorities have issued various usage precautions designed to cut user exposure to electromagnetic fields from mobile phones or recommended limited mobile usage by children. Certain countries have adopted regulations which limit public exposure to base stations and wireless networks to levels below those recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP), and other countries may consider taking similar measures. In certain cases, jurisdictions have ordered telephone operators to take down cell phone masts and to compensate local residents, and similar decisions may well be handed down in the future.

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These regulatory and case law developments could result in a reduction in geographic coverage, a deterioration in service quality and customer dissatisfaction as well as a slowdown in the roll-out of transmitter sites and an increase in network roll-out costs, which could seriously tarnish the Orange brand image and significantly impact France Telecom’s results and financial position.

The potential or publicly perceived risks could also result in a decrease in the number of customers and lower usage per customer, as well as an increase in lawsuits or other consequences including the vandalism of transmitter sites.

Moreover, France Telecom cannot be certain that future scientific research publications will rule out any link between RF emissions and health risks. If such a link were discovered, it could have a material adverse impact on France Telecom’s business activities and results.

For further information, see Sections 6.4.7 Radiowaves.

18.

The activities conducted by a telecommunications network operator require the use of certain facilities, products or substances that may represent an environmental hazard or nuisance.

France Telecom believes that its telecommunications operator activities present no major environmental risks. Indeed, these activities do not employ any production processes that seriously threaten rare or non-renewable resources, natural resources (water, air) or biodiversity (see Section 6.4 Environmental Information which contains information on regulations governing waste, classified facilities and hazardous substances).

France Telecom does, however, use certain facilities, products or substances that could represent environmental hazards or nuisances. Prevention programs have been adopted in respect of the corresponding risks.

In general, France Telecom follows the rules governing the recognition of environmental liabilities, and in particular the rules concerning provisions for site remediation and dismantling, in accordance with applicable legislation and regulations (see Note 25 Provisions to the consolidated financial statements). France Telecom cannot, however, rule out the possibility of a legislative or regulatory change that would require it to incur additional expense and to record larger provisions in this respect.

4.2    LEGAL RISKS

19.

France Telecom continues to operate in highly regulated markets, where its flexibility to manage its business is limited and where it is subject to constant regulatory pressures.

In most countries in which it operates, France Telecom must comply with various regulatory obligations governing the provision of its products and services, primarily relating to the obtaining of licenses, as well as oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, in certain countries France Telecom faces a number of regulatory constraints as a result of its historically dominant position in the fixed-line telecommunications market, in particular in France and Poland.

France Telecom believes that, in general and in all countries, it complies with all specifically applicable regulations as well as the terms of its operator licenses, but it cannot predict how oversight authorities or courts that may be asked or have already been asked to resolve a certain number of claims will decide on the issue.

For further information on regulations, see Section 6.7 Regulatory environment and the parts regarding regulatory environment in Sections 6.3.1 to 6.3.6.

20.

France Telecom is continually involved in legal proceedings and disputes with regulatory authorities, competitors or other parties. The outcome of such proceedings is generally uncertain and could have a material impact on its results or financial position.

France Telecom’s position as the main operator and provider of network and telecommunications services in France and Poland, and one of the leading telecommunications operators worldwide, attracts the attention of competitors and competition authorities. Accordingly, France Telecom is involved in a number of lawsuits or European Commission investigations regarding state aid it may have received in France. At the end of 2009, the Court of First Instance of the European Union confirmed the European Commission’s decision considering the business tax special regime enjoyed by France Telecom up to 2003 to have represented State aid of around 1 billion euros. Two other procedures involving very substantial sums are underway. In addition, France Telecom - in particular in France and Poland - is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its preeminent position in the markets in which it operates, and the complaints filed against France Telecom can, in certain cases, be very substantial. The outcome of lawsuits is by definition unpredictable. In the case of proceedings with national competition authorities, the maximum level of fines provided for by law is 10% of the consolidated revenues of the company at fault (or the group to which it belongs, as the case may be). In 2009, the French competition authorities imposed two fines of 28 million euros and 63 million euros on France Telecom for abuse of a dominant position in the French overseas departments and in 2007 the Office for Electronic Communications (OEC) in Poland imposed a fine of 86 million euros on the TP Group for non-compliance with its regulatory obligations.

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The main proceedings in which France Telecom is involved are described in Section 20.4 Legal and Arbitration Proceedings and in Note 32 Litigation to the consolidated financial statements. Developments in or the results of some or all of the ongoing proceedings could have a material impact on its results or financial position.

21.

France Telecom’s business activities and results could be materially adversely affected by legislative, regulatory or governmental policy changes.

France Telecom’s business activities and operating income may be materially adversely affected by legislative, regulatory or government policy changes, and in particular by decisions taken by regulatory and competition authorities in connection with:

•

the granting, modification or renewal of licenses. In that regard, the relevant French authorities awarded a 4th 3G license to Free in France (See in Section 4.1 The strong competition in the telecommunications sector could result in a decline in France Telecom’s market share or in the profitability of its business activities);

•

the opening up of France Telecom’s networks and civil engineering infrastructure to rival network operators;

•

service rates. For example, the European Commission regulation of June 18, 2009 has extended to June 2012 the cut in international roaming rates decided in 2007 and established maximum levels for SMS roaming and data roaming.

•

the establishment of new taxes and levies. In this regard, the French Public Audiovisual Reform Act established a 0.9% levy on the taxable revenues of telecommunications operators, which France Telecom estimates impacted its annual EBITDA by around 140 million euros in 2009.

Such decisions could materially adversely affect the Group’s revenues and results.

22.

The integrated-operator and offers convergence strategy developed by France Telecom and by other telecommunications and media sector players could be adversely affected by legislative or case law changes.

France Telecom’s business activities and operating income may be materially impacted by legislative, regulatory or government policy changes, and in particular by decisions by regulatory and competition authorities in connection with France Telecom’s possible move into new markets, or the possibility of developing products and services resulting in the convergence of various markets in which France Telecom operates in countries such as France or Poland.

In this regard, the current regulatory uncertainty has given rise to litigation relating in particular to exclusive relationships between audiovisual distributors and telecommunications operators. In May 2009, the Paris Appeal Court overturned the February 2009 ruling of the Paris Commercial Court which had prohibited France Telecom from tying the broadcasting of TV content from the Orange Foot channel to subscription for an ADSL Orange access, enabling France Telecom to once again market its Orange Sport offer to new subscribers; but in parallel the French Competition Authority opened an investigation following a complaint from Canal+ and SFR notably involving sales practices surrounding Orange Sport and Orange broadband access. The French Competition Authority also issued an opinion in July 2009 on exclusive relationships between audiovisual distributors and telecommunications operators notably indicating that access exclusivity should remain an exceptional solution, strictly limited in time and scope. Regulatory or case law changes in this area could lead France Telecom to review its content procurement strategy. These developments could have an adverse impact on France Telecom’s business activities and results.

23.

France Telecom faces risks relating to certain subsidiaries and joint ventures in which it shares or of which it does not have control.

France Telecom carries on some of its business activities via companies it does not control. The documents of incorporation or agreements governing some of these businesses provide that certain key decisions such as the approval of business plans or the timing and amount of dividend payments require the approval of France Telecom’s partners. Should France Telecom and its partners disagree regarding these decisions, the contribution of these companies to France Telecom’s results and the strategy pursued by France Telecom in the countries in which these companies are located could be adversely affected.

As regards Mobinil, the France Telecom subsidiary in Egypt, 71.25% consolidated, and for further information on the outcome of the dispute between France Telecom and Orascom (minority shareholder of Mobinil) see Note 32 Litigation to the consolidated financial statements, Section 20.4 Litigation and arbitration procedures and Section 20.5 Significant change in the financial or trading position.

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These risks could in particular affect the joint venture between France Telecom and Deutsche Telekom in the United Kingdom as well as Mauritius Telecom, the operator in Mauritius, 40% consolidated, in which France Telecom shares control with another shareholder.

24.

France Telecom provides Internet access and hosting services, which may result in liability, and France Telecom could find itself obliged in the future to make investments to limit its liability.

In most of the countries in which France Telecom operates, the provision of its Internet access and hosting services (including operating websites with self-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, changes in standards, particularly in France and in certain countries such as Spain and the United Kingdom, are currently the subject of discussions and could call into question or modify this limited liability regime. This could force France Telecom to invest in order to improve the protection of its sites against illegal content or unauthorized downloads, to avoid future liability. Furthermore, the implementation in France of the Act of June 12, 2009 establishing HADOPI (La Haute autorité pour la diffusion des œuvres et la protection des droits sur Internet - The High Authority for the Dissemination of Works and the Protection of Rights on the Internet) could result in additional costs for France Telecom and increase its exposure to liability.

25.

The French public sector, directly or indirectly, owns 26.97% of France Telecom’s capital and 26.99% of its voting rights, which could, in practice, allow it to determine the outcome of votes at Annual Shareholders’ Meetings.

At December 31, 2009, the French government directly and indirectly held, via ERAP, and in concert with FSI, 26.97% of France Telecom’s capital and 26.99% of the voting rights, and had three representatives on its Board of Directors out of a total of 15 board members. The interests of the French Public Sector may differ from those of the other shareholders and the French Public Sector could, in practice, given the absence of other major shareholder blocks, determine the outcome of votes on issues requiring a simple majority at these Meetings. Nevertheless, the French Government does not have a golden share, which does not exist in France Telecom, and does not have any other special advantage other than the right to have representatives on the Board of Directors in proportion to its equity interest (see Section 18.2 Direct and Indirect Control of France Telecom).

4.3    FINANCIAL RISKS

Liquidity risk

26.

France Telecom’s results and outlook may be adversely affected if access to capital markets remains difficult or worsens.

For over two years, financial markets have been extremely volatile and have manifested signs that they are malfunctioning, materially reducing their liquidity. In Q4 2008, the liquidity crisis reached unprecedented levels, considerably restricting the access of borrowers or issuers to the financial markets, except at times, at rates considered high. Even though the market situation has partly recovered there is nothing at present to say that it won’t revert to the way it was at the end of 2008. Even if conditions were to improve, intense competition between borrowers or issuers seeking financing could result, which could place additional pressure on financing costs and terms.

As a result, and in these circumstances, companies having recourse to the bond market or to bank loans can have no assurance that they will obtain the financing or refinancing necessary to their businesses at prices and on terms considered reasonable, even for first-rate borrowers or issuers that have strong balance sheets and good ratings, such as France Telecom.

Any inability to access the markets and/or obtain financing on reasonable terms could have a material adverse effect on France Telecom. The Company could, in particular, be required to allocate a significant portion of its available cash to pay off debt, in particular for the purposes of repaying loans that cannot be refinanced. In any event, France Telecom’s results, cash flows and, more generally, financial position and flexibility could be adversely affected.

See Note 28.3 Liquidity risk management to the consolidated financial statements, which notably sets out the various sources of financing enjoyed by France Telecom, the maturity on its debt and changes to its rating, as well as Note 28.4 Management of covenants which contains information on the limited commitments of the France Telecom Group as regards financial ratios and in the event of bankruptcy or a material adverse development.

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Credit risk and/or counterparty risk on financial transactions

27.

The insolvency or deterioration in the financial position of a bank or other institution with which France Telecom has contractual relations may have a material adverse effect on the Company.

In the course of its business activities, France Telecom engages in relations with financial institutions, particularly in order to manage currency and interest rate risks and to ensure the availability of financing in the event that expected cash resources do not materialize or prove insufficient. Although cash collateral accounts are in place, the failure of these counterparties to meet any of these commitments could have adverse consequences on France Telecom. In this regard, the Group is exposed to counterparty risk with respect to these transactions.

France Telecom’s position as a result of these financing agreements (and in particular with regard to the 8 billion euros undrawn syndicated loan facility, even if the facility includes a large number of lenders) could be compromised if one or more of the financial institutions with which the Company has contractual relations experiences liquidity problems or is no longer able to meet its obligations.

Investments can also expose France Telecom to counterparty risk since the Company is exposed to the collapse of the financial entities in which it has made investments. See Note 28.5 Credit Risk and Counterparty Risk Management.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase the counterparty risk for France Telecom.

For customer-related credit risk and counterparty risk see Note 28.5 Credit Risk and Counterparty Risk Management and Note 18 Loans and receivables.

Interest rate risk

28.

France Telecom’s business activities could be adversely affected by interest rate fluctuations.

In the normal course of its business, France Telecom has recourse to the capital markets (and in particular the bond market) and to a lesser extent to bank loans, to meet its financing requirements. France Telecom’s policy is to carry a portion of its debt at variable rates while the remainder (the vast majority) is at fixed rates. As a result, France Telecom is exposed to interest rate increases, first on the variable component of its debt, and second, when refinancing. The consequences of entering into a financing arrangement during a period when the available rates are high may be long-lasting, depending on the maturity of the loan or bonds.

To limit exposure to interest rate fluctuations, France Telecom uses, from time to time, derivative instruments, but it cannot guarantee that these hedging transactions will effectively or completely limit its exposure or that suitable hedging instruments will be available at reasonable prices. In addition, hedging costs stemming from interest rate fluctuations could increase, generally.

In cases in which France Telecom had not used derivative instruments or its strategy of using these instruments had not been successful (or if other risks described should materialize) its cash flows and results could be adversely affected.

The management of interest rate risks and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 28.1 Other Information on Exposure to Market Risks: Interest rate risk management to the consolidated financial statements.

29.

The downgrading of France Telecom’s debt rating by the relevant rating agencies could increase borrowing costs and in certain circumstances limit the Company’s access to the capital it needs (and thus have a material adverse effect on its results and financial position).

France Telecom’s financial rating is partly based on factors over which it has no control, namely conditions affecting the telecommunications industry in general or conditions affecting certain countries or regions in which it operates, and can be changed at any time by the rating agencies.

The Company’s rating has already been downgraded in the past (in 2001 and 2002) as a result of concerns raised by the agencies regarding the Company’s ability to implement its debt reduction policy. Even though its debt has fallen considerably since 2001 and 2002, and even though the Company’s rating has improved, it could be reviewed at any time, in light of changing economic conditions, or following a deterioration in the Company’s results or performance.

Foreign exchange risk

30.

France Telecom’s results and cash position are exposed to exchange rate fluctuations.

In general, foreign exchange markets have recently experienced heightened volatility as a result of the global economic and financial crisis, which could increase the currency risks and hedging costs for France Telecom, as a result of unfavorable exchange rate movements.

A significant portion of France Telecom’s revenues and expenses is recognized in currencies other than the euro. The main currencies for which France Telecom is exposed to a material foreign exchange risk are the pound sterling, the Polish zloty, the Swiss Franc and the Egyptian pound. Fluctuations from one period to the next in the average exchange rate for a given currency could have a material effect on the revenues and expenses in this currency, which would in turn have a material effect on France Telecom’s results. For example, in regard to 2008 data, the theoretical impact of a 10% fall against the euro in the main currencies in which the Group’s subsidiaries operate would have cut consolidated revenues by 2.1% and the gross operating margin by 1.8%. In addition to the main currencies, France Telecom carries on its business in other monetary zones, including in certain countries in the CFA Franc zone, which are incidentally considered to be drivers of future growth for France Telecom. A fall in the CFA Franc would adversely affect France Telecom’s revenues and gross operating margin as well as its growth potential.

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When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are translated into euros at the closing rate. This translation, which does not affect the income statement, could have an adverse effect on the assets and liabilities in the consolidated balance sheet, with a corresponding translation adjustment in equity, for potentially significant amounts. See Note 28.2 Foreign Exchange Risk Management, Note 13 Other Intangible Assets and Note 21 Equity to the consolidated financial statements.

France Telecom manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 28.2 Other Information on Exposure to Market Risks: Foreign Exchange Risk Management to the consolidated financial statements.

In particular, France Telecom uses derivative instruments to hedge its foreign exchange risk exposure, but it cannot guarantee that these hedging transactions will effectively or completely limit this risk, or that suitable products will be available at reasonable prices. In addition, hedging costs could increase generally.

To the extent that France Telecom had not used any derivative instruments to hedge part of this risk, or if its strategy for using such instruments is not successful, France Telecom’s cash flows and results could be adversely affected.

See Note 23 Derivative Instruments to the consolidated financial statements.

Risk of asset impairment

31.

France Telecom has recognized substantial amounts of goodwill as a result of acquisitions made since 1999. Impairment losses on this goodwill, likely to have a material adverse effect on France Telecom’s balance sheet and results, could be recognized pursuant to IFRS on the back of internal group restructuring.

France Telecom has recognized substantial amounts of goodwill in connection with its acquisitions since 1999, in particular the acquisitions of Orange, Equant, Amena and the equity interest in TP SA. As of December 31, 2009, goodwill amounted to approximately 28.2 billion euros.

Pursuant to IFRS, the present value of goodwill is reviewed annually and, when events or circumstances indicate that an impairment loss may occur, France Telecom recognizes an impairment loss on this goodwill, particularly in the case of events or circumstances that involve material adverse changes of a permanent nature affecting the economic climate or the assumptions and targets used at the time of the acquisition. In particular, France Telecom recognized impairment losses in respect of its interests in Equant, the TP Group and some Orange and Wanadoo subsidiaries in 2002, 2003, 2004 and 2006. New events or adverse circumstances could occur that would cause France Telecom to review the present value of this goodwill and to recognize further substantial impairment losses that could have a material adverse effect on its results.

In addition, when reviewing the present value of goodwill, France Telecom carries out impairment tests at the level at which the Group assesses the return on investment on the goodwill. This level may be a cash generating unit or a group of cash generating units within the same business or geographic region. The scope of these groups of cash generating units may be reviewed as a result of changes in the Group’s structure, as was the case in 2007 (see Note 8 Impairment to the consolidated financial statements). Moreover, the possible adoption of new rules regarding the definition of business segments could require the Group to review the groups currently defined. Such changes could have an impact on the outcome of impairment tests and, accordingly, on the impairment losses recognized.

For further information on the impairment of goodwill, see Section 9.1.2.2. From Group EBITDA to Operating Income.

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Equity risk

32.

France Telecom’s results and financial position could be adversely affected by a downturn in the equity markets.

Volatility in the equity markets, and especially a downward trend in such markets, could have an adverse impact on France Telecom’s results, in the event of a fall in the stock prices of France Telecom’s listed subsidiaries, in particular TP S.A. (Poland), Mobistar (Belgium) and ECMS (Egypt), if it subsequently becomes necessary to recognize impairment losses on the corresponding assets.

In addition, the Group is exposed to equity market risks via the hedging assets of some of its pension plans, including defined benefit plans, and via free share award plans and similar compensation programs.

See Note 28.6 Equity Market Risk and Note 24.2 Pensions and Other Long-Term Employee Benefit Obligations to the consolidated financial statements.

33.

France Telecom’s share price may fluctuate due to a wide range of factors.

These factors include:

•

changes by financial analysts of forecasts or recommendations regarding France Telecom or the sector in which France Telecom operates;

•

the announcement by France Telecom or its competitors of strategic partnerships, their results, changes in their capital structure or other important changes in their businesses;

•

a rating change by rating agencies or a material change in debt levels;

•

the recruitment or departure of key employees;

•

more generally, equity market fluctuations.

In general and as a result of the global economic and financial crisis, equity markets worldwide have been highly volatile over the past twelve months, in terms of prices and trading volumes. Because of this volatility, prices may be permanently decorrelated from the position and/or current outlook of the listed company. Investors obliged to sell shares during specific periods that are generally unfavorable for sellers would have to suffer the consequences. As a result, investors are asked to take all necessary precautions and to rely only upon their own analysis of the financial position of and outlook for the Company.

34.

Future sales by the French Government or FSI of shares in France Telecom may negatively impact France Telecom’s share price.

At December 31, 2009, the French Government, directly or indirectly, held, via ERAP and in concert with Fonds Stratégique d’Investissement, 26.97% of the capital and 26.99% of the voting rights in France Telecom (see Chapter 18 Major shareholders). Should the French Government or FSI decide to reduce their interest in France Telecom, such a sale, or even the belief that such a sale is imminent, could have an adverse effect on France Telecom’s share price.

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5  information about the issuer

5.1    HISTORY AND DEVELOPMENT OF THE COMPANY

5.1.1   Legal and Commercial name

“France Telecom”

5.1.2   Place of Registration and Number

RCS (Trade Registry) number: Paris RCS 380 129 866

APE code: 642 C

5.1.3   Date of Incorporation and Duration

France Telecom S.A. was incorporated as a Société Anonyme (French limited company) on December 31, 1996 for a period of 99 years from that date. Barring early liquidation or extension, the Company will expire on December 31, 2095.

5.1.4   Registered Office, legal Form and governing Law

6, Place d’Alleray - 75015 Paris, France

Telephone: +33 (0)1 44 44 22 22

France Telecom S.A. is governed by French corporate law, subject to specific laws governing the company, notably Act 90-568 of July 2, 1990 on the organization of public postal and telecommunications services, as amended by Act 96-660 of July 26, 1996 and Act 2003-1365 of December 31, 2003.

The regulations applicable to France Telecom S.A. as an operator are described in Section 6.7 Regulation.

5.1.5   Important Events in the Development of the Company’s Business

France Telecom is the leading broadband Internet service provider and the third largest mobile operator in Europe and is one of the global leaders in telecommunication services for multinational corporations. France Telecom has been listed on the Euronext Paris Eurolist market and on the New York Stock Exchange since October 1997, when the French government sold 25% of its shares to the public and to France Telecom employees. France Telecom’s switch from the public sector to the private sector took place on September 7, 2004 following the State’s disposal of an additional 10.85% of France Telecom’s capital. As of December 31, 2009, the Government held 26.97% of France Telecom’s capital, directly, indirectly, or in association with the Fonds Stratégique d’Investissement (Strategic Investment Fund).

Since the 1990s, France Telecom’s business and its regulatory and competitive landscapes have undergone significant changes that have affected the composition of its revenues as well as its business activities and internal organization. All telecommunications market segments in France have been opened up to competition since January 1, 1998 with the exception of local calls, which were opened up to competition on January 1, 2002.

Against this background of deregulation and heightened competition, from 1999 to 2002 France Telecom pursued a strategy of developing new services and accelerated its international expansion by making numerous strategic investments (acquisitions, equity investments, UMTS licenses). During that period, it specifically acquired Orange Plc., Global One, and Equant, and made equity investments in Polish operator TP S.A., NTL in the United Kingdom and MobilCom in Germany. However, further to various transactions, France Telecom no longer holds any interest in NTL, and its interest in MobilCom stands at less than 1%. For the most part, it was not possible to finance these strategic investments through share issues, leading to a significant increase in the Group’s debt.

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At end-December 2002, France Telecom launched a broad plan focused on refinancing its debt and strengthening its balance sheet, as well as an operational improvement program, the success of which has enabled the Group to develop its integrated global operator strategy by anticipating changes in the telecommunications industry.

Since the end of 2003 this strategy has been reflected by the acquisition of the minority interests in Orange, Wanadoo, and Equant, the establishment of a new Group organization consistent with that strategy, and the frequent launch of new offers.

In 2006, “Orange” became the Group’s single brand for Internet, television and mobile services in most of the countries in which the Group operates, with “Orange Business Services” becoming the brand for services offered to businesses worldwide.

In 2005, France Telecom acquired 80% of the capital in Spanish mobile operator Amena, whose activities were then consolidated with France Telecom’s fixed and Internet activities in Spain, in a single entity operating under the Orange brand. In 2008 and 2009, France Telecom acquired nearly all of France Telecom España’s remaining capital stock.

At the same time, France Telecom streamlined its asset portfolio, disposing of non-strategic subsidiaries and investments such as Casema, Eutelsat, Wind, CTE (Salvador), Telecom Argentina, Noos, Bitco (Thailand), Orange Denmark, ST Microelectronics, TDF, and Intelsat, as well as mobile and Internet activities in the Netherlands.

In addition, PagesJaunes Group, the Group’s directories subsidiary, was floated on the stock market (Euronext Paris) in 2004, and France Telecom’s interest was sold off in 2006.

Since 2007, France Telecom has been pursuing a strategy of selective acquisition, primarily targeting emerging markets, particularly in Africa and the Middle East, and taking also advantage of consolidation opportunities in the markets in which the Group already does business. In 2009, this strategy resulted in the signature of agreements to create a joint venture with Deutsche Telekom T-Mobile in the United Kingdom and to merge with TDC Sunrise in Switzerland.

For more information on France Telecom’s strategy, see Section 6.2 France Telecom Group’s Strategy.

5.2    INVESTMENTS

See Section 9.1.2.4 Group capital expenditures.

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6  overview of the group’s business

6.1

THE TELECOMMUNICATION SERVICES MARKET

28

Overall background of the Digital Market

28

6.2

FRANCE TELECOM’S STRATEGY

31

The new corporate development plan

31

6.3

OVERVIEW OF BUSINESS

33

6.3.1  France

34

6.3.2  Poland

56

6.3.3  United Kingdom

71

6.3.4  Spain

84

6.3.5   Rest of the world

96

6.3.6   Enterprise Communication Services

145

6.3.7   International Carriers & Shared Services

156

6.4

ENVIRONMENTAL INFORMATION

162

6.4.1   Environmental Policy and Commitments

162

6.4.2   Fight against Climate Change

162

6.4.3   Optimization of Waste Management

163

6.4.4   Proactive Risk Management

164

6.4.5   Environmental Management System

164

6.4.6   Awareness-Raising and Training for those involved

165

6.4.7   Radiowaves

165

6.4.8   Provisions for Environmental Risk

166

6.5

EXCEPTIONAL EVENTS

167

6.6

DEPENDENCY ON PATENTS

167

6.7

REGULATIONS

167

The European regulatory framework

168

Key European regulation events in 2009

168

6.8

SUPPLIERS

173

6.9

INSURANCE

174

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6.1    THE TELECOMMUNICATION SERVICES MARKET

Overall background of the Digital Market

FIGURE 1: GEOGRAPHIC DISTRIBUTION OF THE GLOBAL REVENUES OF THE TELECOMMUNICATIONS MARKET IN BILLIONS OF EUROS

North America
230 236 238
Telecom GDP
Canada + 1.4% - 2.5%
USA + 0.7% - 2.7%
2007 2008 2009
Europe
290 295 293
Telecom GDP
Other
Spain - 3.0% - 3.8%
Russia + 6.1% - 7.5%
Italy - 3.2% - 5.1%
France + 0.4% - 2.4%
United Kingdom - 1.7% - 5.3%
Germany - 3.2% - 4.4%
2007 2008 2009
Rest of the World
€906bn €942bn €959bn
2007 2008 2009
Telecom GDP
+ 1.8% - 1.1%
Asia Pacific
249 257 264
Telecom GDP
Other
India + 13.2% + 5.4%
South Korea + 1.9% - 1.0%
China + 3.2% + 8.5%
Japan - 2.8% - 5.4%
2007 2008 2009
Africa and the Middle East
54 61 67
Telecom GDP
+ 8.5% - 0.1%
2007 2008 2009
Latin America
83 92 98
Telecom GDP
Other
Mexico + 4.7% - 7.3%
Brazil + 3.5% - 0.7%
2007 2008 2009
+ x,x%: 2008-2009 growth rate

Sources:

Idate, January 2010

IMF, October 2009

In 2009 the telecommunications sector continued, and even accelerated, its growth in line with the trends that have been observed over the last ten years. Fundamental changes were already evident and these have been confirmed and amplified. Demand for both traditional and new services remained significant and equipment has proven to be a major factor in driving forward the distribution of these new services. Customer demands are increasingly related to speeds, simplicity of use and the quality of the customer relations provided by the operators.

2009 was particularly marked by:

•

the economic crisis which, despite continued growth in the sector, did have an impact on the industry and the telecommunications market;

•

the undeniable success of Apple’s iPhone and ‘Apple Store’, which fundamentally changed the way people use mobile phones;

•

the strong demand for netbooks and 3G Internet keys;

•

sustainable development, which really made its mark in 2009 as a priority not only for consumers but also for businesses.

As a result, 2009 saw the telecommunications sector being confronted by major changes which contributed to accelerating the “digital transformation”, a process which takes the customer to the centre of an ecosystem where he can better communicate, collaborate and create with others.

Sector Developments

The global telecom services market grew by +1.8% in 2009 (Source: Idate), in contrast to the 1.1% fall in GDP worldwide estimated by the IMF over the same period. The sector thus withstood rather well the general slowdown in economic activity:

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•

with regular income from fixed and mobile subscriptions, the operators were to some extent able to attenuate the fluctuations in consumption;

•

and consumers, despite the very difficult financial situation, demonstrated a certain “resilience” by not foregoing telecommunications services, evidence that customers now view their Internet connection and mobile phones as essentials, just like electricity and other basic services.

Although the sector stood up well on the whole, the crisis was not without effect and the sudden downturn in the global economic situation led to a marked change in consumer behavior and the way they use their telecom services. Operators were forced to adapt to find ways to better serve customers and meet their needs in a difficult economic climate. For further information on this sector’s risks and the risks related to the economic environment, see Section 4.1 Operational risks.

The reaction of the telecoms markets to these changes differed greatly depending on their maturity. For instance Europe, the largest telecoms market in the world with revenues of 293 billion euros in 2009, was down 0.8% on 2008 and will soon be overtaken by Asia. Asia on the other hand, despite a difficult climate in 2009, grew by 2.7% and still has huge growth potential. The emerging countries in Africa, the Middle East and Latin America also gained ground in 2009, (Figure 1) but at a slower rate than in 2008 (Source: Idate).

The economic outlook for 2010 remains uncertain. In the developed markets, the telecommunications sector should experience a moderate recovery in 2010, which will predictably be driven by the growth of mobile data and associated services revenues.

However the recession is not the only explanation for the sector’s slowdown of growth in 2009. Extremely high market penetration, in both fixed and mobile, was another contributing factor. Approximately 8 out of 10 Europeans own a mobile (Source: Strategy Analytics). This makes Europe one of the best equipped regions in the world, ahead of North America and Latin America (seven out of every ten inhabitants) and way out in front of Asia, Africa and the Middle East (four out of every ten inhabitants). If we take into account the total number of subscriptions (number of SIM cards declared by the operators) the mobile phone penetration rate is reaching very high levels, particularly in the countries where prepaid customers are prevalent (Figure 2).

This was the case in Italy, which has a density rate of 154%, the UK with 133% and also Spain which has a rate of 118% (Source: Idate). In contrast to this, the emerging countries in Asia, Africa and Latin America where the SIM card penetration rate is still very low (for example, 56% in China and 44% in India) offer significant growth potential.

FIGURE 2: PENETRATION OF MOBILE PHONES (NUMBER OF SIM CARDS) AND HIGH-SPEED BROADBAND IN 2009 (EXPRESSED AS A % OF THE POPULATION)

Source: Idate, January 2010

In terms of revenues the growth in the mobile phone market has slowed down considerably (Figure 3), especially in Europe (+0.2%) and North America (+3.2%).

This can be partially explained by the reduction in the number of voice call terminations demanded by the regulators. The decrease will continue in 2010 and is expected to have a major impact on European countries such as France, Spain and the UK. As an example, the French operators which recorded a 30% decrease in mobile voice termination rates in 2009 will have to further reduce these rates by 33% in 2010.

The slowdown can also be attributed to a change in user behavior with users trying out new forms of communication, particularly social networks such as Facebook and Twitter. Although these new methods of communication have led to an increased use of mobile data, this has only partly compensated for the fall in revenues from voice services. Globally, the average revenues per user fell in 2009 as a combined result of the economic crisis, competition and regulatory pressure.

The position of the Internet services sector is not very different from that of mobile services. Indeed, although broadband Internet is a newer service and its growth potential is far from reaching saturation point, the equipment rate is already very high. 52% of European households already have a broadband Internet connection compared to a mere 20% in Asia (Source: Yankee Group).

In terms of revenues, migration to the Internet brings with it a steep fall in revenues for traditional fixed-line telephony (Figure 3), particularly in Europe and North America where the traditional telephony penetration rate is higher and adoption of broadband more advanced.

The sustained growth of the Internet, which accounts for over half of the growth of the global telecommunications market, goes some way to compensating for the fall in revenues from traditional telephony. The migration towards the Internet is driven essentially by the growth in services such as VoIP, which saw a 27% increase in user numbers worldwide in 2009 (Source: Ovum), and TVoIP.

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FIGURE 3: ANNUAL GROWTH OF TELECOM REVENUES IN 2009

Source: Idate, January 2010

Dynamics of the ICT sector and new Uses

The telecoms industry, a very new sector compared to the car, finance and property sectors, is undergoing major changes with the constant development of new uses and new technologies.

The major “information and communication technologies” (ICT) players are venturing out from their traditional core businesses and diversifying into related sectors such as information technology and audiovisual. This phenomenon is creating an “ecosystem” in which several sub-sectors and different players interact, both in partnership and in competition. These players can be placed into four categories: the network equipment and handset manufacturers (Nokia, Cisco or Ericsson), the network operators (Orange or Vodafone), the Internet Service Providers (Amazon or eBay) and the content producers (Canal+ or Sky).

This movement increases competition among the players because it challenges the classic service provider model. However, the reorganization of the ecosystem also throws up synergies because, when a player innovates, its innovations are circulated through all layers of the ecosystem. A prime example of this evolution is the success of the iPhone, marketed by Apple, with more than 25.1 million sold in 2009 (Source: www.apple.com/investor). Apple’s entry onto the telecommunications market, while initially causing apprehension among the telecoms operators, has radically changed the way the mobile phone is used and led to considerable development in the use of mobile Internet.

Without a doubt, 2009 was a boom year for mobile Internet. The wide range of services offered and a lowering of prices saw it come into everyday use. Now mobile handsets are used for much more than simply making calls and sending messages. They are used to consult emails, access information, watch television and to take photos and videos and share them on the Internet. Mobile handsets have become veritable multimedia platforms able to provide access to a multitude of services.

Over the next few years, the handsets market should continue to grow rapidly and gain more ground in the ITC sector. Handset manufacturers will continue to gain momentum and, in doing so, will forge a special relationship with the consumer.

Projected figures for Smartphones indicate a significant increase in sales of this type of handset over the next few years. In 2009, they were the handset of choice: 14% of purchasers preferred a Smartphone to a traditional handset and by the end of 2009 17% of mobile-phone users in Western Europe and the United States owned a Smartphone (Source: IDC and Nielsen).

This trend, which favors the penetration of new uses such as 3G, WiFi and GPS, is not without consequence for the operators. According to a Cisco study, IP traffic worldwide will grow at an annual rate of +40% between 2009 and 2012, with a major increase in data-on-the-move traffic which will grow to almost ten times its 2009 size. Indeed, in some countries mobile Internet will actually become a substitute for fixed Internet. This growth will need to be backed by a network capable of providing good, reliable access, increasingly powerful mobile handsets and 3G keys providing users with mobile Internet access from their computer. This will mean operators having to invest heavily, particularly in technologies such as HSPA++ (High Speed Packet Access), and fairly quickly in the new generation of LTE (Long Term Evolution) mobile networks.

FIGURE 4: ESTIMATED IP TRAFFIC (IN EXABYTES PER MONTH)

Source : Cisco (2008)

Note : 1 Exabyte = 10 18 bytes = 250 million DVDs

Internet mobile has also led to an explosion in netbook sales in 2009, which increased threefold on 2008 (Source: Strategy Analytics, October 2009). 3G keys, which are becoming the connection method of choice for mobile Internet, experienced a parallel hike in sales. 18 million Western Europeans owned a 3G key at the end of 2009, up 50% on 2008 (Sources: IDC).

Fixed Internet services also shared in this rapid expansion. Pay TV, Video On Demand, Internet content and catch-up TV are driving the Internet market forward in the developed countries. Sales of television sets in 2009, particularly flat screens and TVs with Internet connection, bear witness to the important place TV now has in the family home. In France, 10.4 million people watch catch-up TV and 1.3 million have used the video-on-demand services of their cable or ADSL provider (Source: Médiamétrie, May 2009). Although pay TV recorded an increase in 2009, the outlook for 2010 and 2011 is however less optimistic as consumption and the market in general may well stagnate due to the difficult economic climate.

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The new uses, and the growing number of users, is leading to an explosion of traffic which requires increased network capacity and is pushing up the costs of telecommunications operators. As a result, service quality and network management remain a priority and strategic driver for these operators.

6.2    FRANCE TELECOM’S STRATEGY

The NExT plan (New Experience in Telecommunications) was in place from 2006 to 2008 and resulted in stronger growth and more stable operating margins in sales and finance, despite major changes in scope. The strategy was based on convergence and innovation, with the aim of making France Telecom the reference integrated operator for telecommunications services, primarily in Europe. Moreover, the Group should retain its focus on its core business line as a network operator, while developing new growth activities and activities in emerging countries.

In March 2009, the Group renewed the strategy introduced under the NExT plan and adjusted its actions to meet an ambitious organic cash flow objective for 2009-2011. These new actions will be organized around three main lines: simplifying customers’ experience, developing the Group’s agility in carrying out its business, and ensuring performance that is sustainable over time.

The Group’s medium-term financial goal, set out under this plan and which has since been reiterated, sets to maintain an annual organic cash flow for 2009-2011 equal to that recorded in 2008 (8 billion euros), not including frequency acquisition. This objective requires a strong, stable level of investments, around 12-13% of revenues. The Group will also continue its performance programs launched to support its commercial investments, and it will limit the factors that bring down its EBITDA margin. Finally, the Group also aims to keep its balance sheet solid, by reducing its debt with a net debt-to-EBITDA ratio of less than 2.

By its very nature, the achievement of these targets is subject to numerous risks and uncertainties that may give rise to differences between the stated objectives and actual results. The most significant risks are described in Chapter 4 Risk factors.

The new corporate development plan

In early 2010, Chief Executive Officer Stéphane Richard kicked off a process to define a new corporate development plan for France Telecom, following the Group’s social crisis in France, and tied to the need to restore growth against a constantly changing macroeconomic, competitive, and technological environment. This project, which will be set and made public in summer 2010, will include a significant social aspect as well as an ambitious technological and industrial dimension. It will be implemented after participatory work based on cooperation between the operational entities in the countries where the Group is active and the central corporate departments.

One ambition, many commitments, five action plans

The new project sets a new target for the Group by 2015: to make Orange the preferred operator of all its stakeholders (employees, customers, society as a whole, shareholders), using its strengths, such as close ties with customers, its capacity for innovation, its drive to better train its employees, and its priority focus on corporate social responsibility. This aim will lead to specific commitments regarding all its stakeholders: employees, customers, society as a whole and shareholders. These commitments will be defined country-by-country according to specific local priorities and characteristics.

The project’s overall ambition and each country’s commitments will be backed up by action plans in five main areas.

•

employees at the heart of corporate development

By placing its employees at the heart of its development, France Telecom will introduce the management principles, human resources style and practices and the corporate culture necessary to respecting its commitments to its employees and its customers.

In France, the Group has already started introducing a New Social Contract to restore the independence its operating teams need and improve their working conditions. Specifically, initial agreements have been signed on mobility and on the professional/private life balance. A major agreement has also been signed on part-time work for seniors.

•

increased speed and changes in Group infrastructures

Whether they are at home, at work, or on the road, more and more customers use digital content-based services and enhanced interpersonal communications. This trend has been observed for several years, and now seems to be established for the long term. France Telecom aims to roll out the technical resources to provide, over time and under any circumstances, these new services which are more numerous and require more resources than before. To meet this objective, the Group will adapt its core network infrastructures to the new services and will provide relevant assistance to all its customers to give them access to higher bandwidths.

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•

simplicity and reliability of products and services

Along with excellence in customer relations, simplicity and reliability of products and services is one of the core aspects of service quality and overall customer experience at France Telecom. These aspects form the core of the Group’s ambition and play a decisive role in setting the Group apart from its competitors and enabling it to benefit from its customers’ recommendation. These core values are accompanied by two major challenges: considering simplicity and reliability from customers’ perspective and continuing the launch of pioneering market offers, without neglecting the fine-tuning and testing phases needed to develop these offers.

•

excellence in customer relations

Customer relations are at hand in all of Orange’s contacts with its customers, including prospects, buyers or end users. It covers every stage of the customer’s experience and every type of transaction in all traditional (stores, call centers, on-site service) and virtual retail channels. Excellence in this area is another key force behind the Group’s ambition.

•

new services

The core telecommunications operator business line consists in creating ties to make customers’ «digital lives» easier, by giving them access to reliable services wherever they are and however they like. This means providing them with new-generation service supported by the development of fixed and mobile data networks. Through its innovative growth programs, the Group has already demonstrated that these new services drive earnings. The Group therefore aims to continue this development in its core business and in new growth activities.

The company’s social - or societal - responsibility should be an intrinsic part of every aspect of the previous five action plans. France Telecom aims to give access to information technology to as many people as possible (for example, customers in emerging countries, elderly customers and customers with disabilities), while helping protect the environment and addressing societal issues such as personal data security and the protection of children.

Continuing international development

France Telecom also aims to become a global corporation. The Group hopes to expand its presence in emerging countries, in particular in Africa and the Middle East, where it aims to double its earnings within the next five years, and to consolidate its position in the European countries where it is already established. To do this, it will focus on organic growth and the acquisition of new fixed or mobile licenses, while also introducing a selective acquisition policy.

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6.3    OVERVIEW OF BUSINESS

GEOGRAPHICAL DISTRIBUTION OF GROUP REVENUES AND CUSTOMERS (DECEMBER 2009)

Source : Orange

At the end of 2009, the France Telecom Group had 193 million customers worldwide, up 5.7% on 2008, including 132.6 million mobile customers (up 8.8%) and 13.5 million ADSL broadband customers (up 4.1%). At the same time, the Group’s MVNO customer base in Europe grew by 25% (4 million customers as of 31 December 2009).

The year 2009 was marked by the very fast development of broadband uses, especially digital television, which had 3.2 million subscribers at the end of the year, up 53% in one year. Growth was also strong in voice over IP (+17% in one year) and the number of Livebox subscribers (+12% in one year).

The Group is the third-largest mobile operator and the second-largest ADSL Internet provider in Europe, and one of the world market leaders in telecommunications services for multinational companies, under the Orange Business Services brand. Orange is France Telecom’s flagship brand, with 131.8 million Internet, mobile and television customers in most of the countries in which the Group operates.

In 2009, the Group recorded revenues of 50.9 million euros (including the United Kingdom).

The Group’s businesses are described in the Registration Document according to the operating sectors corresponding to the new segmentation used in 2009: France, Poland, the United Kingdom, Spain, Rest of the World, Business Communication Services, International carriers and shared services. Financial indicators given in this chapter, such as EBITDA and CAPEX, are financial aggregates not defined by IFRS. For further information, see Section 9.1.5.4 of Chapter 9 and the Financial Glossary Appendix. Unless otherwise indicated, market shares given in this chapter are based on market share by volume.

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6.3.1  France

6.3.1.1    The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions) (1)	64.3	64.0	63.6
Households (in millions) (1)	27.9	27.5	27.1
Growth in GDP (%) (1)	-2.2%	+0.3%	+2.3%
GDP per capita (PPP, $) (2)	33,744	34,205	33,563
Change in consumption per household (%) (1)	+0.8%	+0.9%	+2.4%
Sources: (1) INSEE, 2009 (2) IMF, October 2009

TELECOM SERVICES RETAIL MARKET REVENUES
(IN BILLIONS OF ’EUROS)

Source: Idate, January 2010

NUMBER OF CUSTOMERS (IN MILLIONS)

Sources:

(1)

Idate, January 2010

(2)

Arcep, February 2010

The effects of the crisis in 2009 were felt less in France in the telecommunications service sector than in the rest of the economy. The recession, which mainly took the form of a slump in business investment and exports, had less of an impact on household consumption.

In addition, the information and communication technology (ICT) sector is still one of the most dynamic from a household consumption standpoint. Its 2008 growth rate of 3% was half of that seen in 2007 (Source: “La consommation des ménages” (household consumption), INSEE, June 2009).

Annual growth in revenues for telecommunications operators on the end market was +1% at end September 2009, thanks to growth in mobile and broadband Internet services.

The mobile penetration rate was 95.8% at December 31, 2009, up from 91.2% at December 31, 2008 (Source: Arcep).

Growth in the Internet connection rate is the result of growth in the computer equipment rate. The proportion of people with Internet connections at home rose from 61% in June 2008 to 67% in June 2009 (Source: “Conditions de vie et aspirations des Français” (living conditions and aspirations of the French), CREDOC, November 2009).

At end September 2009, revenues generated by mobile telephony in the end market increased 2.5% year on year due to 5.8% growth in customers (year on year at end September). They now count for nearly half of all telecommunications services revenues. Conversely, growth did slow market-wide compared to 2008, due to rate decreases in July 2009 in the wholesale market, concerning inter-operator mobile call terminations and inter-operator and consumer mobile roaming. Fixed service revenues (fixed telephony and Internet) were up slightly for the year by 0.5% at end September 2009. The increase in Internet service subscriptions offset the steady decline in fixed-line telephony service subscriptions.

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FIXED-LINE TELEPHONY MARKET

	Sept. 2009	2008	2007
Revenues (in millions of euros)	7,505	10,593	11,002
o/w PSTN (public switched telephone network) access	3,848	5,400	5,560
o/w PSTN calls	2,374	3,730	4,199
o/w VolP access	620	628	534
o/w VolP calls	512	599	418
o/w other (Phone cards and public phones)	151	236	291

Number of lines (in millions)	41.0	40.7	39.6
o/w PSTN access	24.8	26.3	28.7
VolP access	16.2	14.4	10.9
o/w VolP-only	9.7	8.0	5.8

Traffic	79,335	107,075	103,819
PSTN traffic (in millions of minutes)	40,409	60,028	70,573
VolP traffic (in millions of minutes)	38,926	47,047	33,246
Source: Arcep, February 2010

The number of fixed-line telephony lines was up 0.6% between end 2008 and end September 2009. The market was still growing in France, due mainly to the steadily increasing number of voice over IP accesses (+12.8% for the first nine months of 2009 and +31.6% for the entirety of 2008). Conversely, the proportion of lines hosting only one traditional telephony subscription (public switched telephone network (PSTN)) continued its decline, hovering at 71.9% of all lines at end September 2009, compared with 76.6% at end 2008 and 83.2% at end 2007.

In terms of traffic, growth in VolP access limited the decline in annual total volume at end September 2009 to -0.1%. The weight of annual VolP traffic on total traffic from fixed lines was, at end September 2009, 49.1% of the total, up 7.6 points from end September 2008.

In terms of revenues, fixed-line telephony in 2009 stayed negative, because of the transfer toward broadband Internet services and the decreased revenue from subscriptions and calls made on the switched telephone network. Indeed, IP calls, included in a broadband Internet access plan, were included in Internet revenues, and only calls exceeding the plan amount were included in fixed-line telephony revenues.

Internet on the fixed Network Market

	Sept. 2009	2008	2007
Revenues (in millions of euros)	4,384	5,401	4,620
o/w narrowband	56	119	197
o/w broadband	3,982	4,816	4,012
o/w other Internet services1	346	466	411

Number of Subscriptions (in millions)	19.9	18.8	17.2
Narrowband	0.7	1.0	1.5
Broadband	19.1	17.8	15.8
o/w ADSL	18.0	16.8	15.0
o/w Cable and others (Sat and WiMax)	0.9	0.9	n/a
o/w FTTH	0.3	0.2	n/a

Broadband ARPU2 (in euros per month – year-on-year)	23.6	23.9	23.5

Number of IPTV Subscriptions (in millions)	8.1	6.2	4.5
% IPTV in ADSL access	45.1%	36.9%	30.3%
Source: Arcep, February 2010

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The total number of subscriptions to Internet access continued to grow by 5.7% over the first nine months of 2009 (compared with +8.3% for the year 2008).

At end September 2009, 96.3% of Internet connections were broadband, and the proportion of narrowband connections had become marginal.

With the widespread use of the Internet has come growth in cyber-use promoted by the abundance of content and personal services accessible on the Internet:

•

social and professional networks (e.g. Facebook, Viadeo, and LinkedIn);

•

access to administrative and tax procedures;

•

legal downloads of music and videos;

•

and Internet TV (IPTV on ADSL).

Internet TV grew especially fast in 2009. Indeed, the proportion of ADSL subscribers accessing an Internet TV service reached 45.1% at end September 2009, up 8.2 pts over end 2008. France is the European leader in this aspect.

This dynamic growth was boosted by the standardization of Triple Play offers at about 30 euros per month, as well as increased competition. The sector’s key players (Free, Orange SFR-Neuf, and, to a lesser extent, Numericable) wanted to stand out by continually improving their offers and their content - regularly adding new channels to the basic offer and paid packages, and regular launches of innovative services (HD, S-VoD, content sharing, catch-up TV, and an amateur video channel).

In this market, Orange is positioned as the leader in ADSL TV and fiber optics, as well as satellite TV. In addition, Orange is now a provider of channels and video-on-demand platforms with Orange cinéma séries and Orange sport.

Mobile Telephony Market

	2009	2008	2007
Revenues (in millions of euros) (1)	14,188	18,556	17,569
o/w voice	11,406	15,472	15,142
o/w messaging (SMS, MMS)	1,642	1,889	1,640
o/w data access	1,142	1,194	787
Number of Customers (in millions) (2)	61.5	58.0	55.3

o/w postpaid (2)	42.6	39.2	36.3
o/w prepaid (2)	18.8	18.7	19.0
o/w active 3G customers (1)	15.4	11.4	5.9
o/w data-only subscribers (1)	1.8	1.0	0.5

Average bill) (3) (in euros per month – year-on-year) (1)	27.8	28.0	27.9

Traffic (in millions) (1)
Minutes from mobile phones	75,605	101,819	99,525
Number of SMS	43,539	34,396	19,236

AUPU (in minutes per month – year-on-year) (1)	146	150	155
Source: Arcep, February 2010 (1) As at September 30, 2009 (2) As at December 31, 2009 (3) Excluding revenues of incoming calls.

France had a little over 61 million mobile subscribers (SIM cards in service) at end 2009 (Source: Arcep), of which 69.4% were in plans. The mobile penetration rate calculated using the population at January 1, 2008 (Source: Insee) was 95.8% compared with 91.2% at end 2008.

The 6% growth in the mobile market in 2009 benefited from the consumer craze (households and professionals) for Internet-only SIM cards (3G keys), with growth in the latter of nearly 109% compared to end 2008.

The year was also marked by the rise of the mobile virtual network operators (MVNOs). At end 2009, they made up 6.8% of the market, and provided nearly 16% of the gross prepaid card sales market, and 10% of gross postpaid sales (Source: Arcep). Orange contributed significantly to this boom by hosting more than two-thirds of MVNO subscribers on its network.

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Conversely, call volume from mobiles was down for the first time, by 0.5% over one year. This decline, especially sharp with regard to mobile-to-mobile traffic in the same network, is routing traffic to third-party mobile networks, further to the development of abundance offers.

In the third quarter of 2009, revenues from mobile telephony in the retail market were up 2.5% over the last twelve months. The major portion of revenues were still from voice transmission, but growth was already coming from data transfer (including SMS and MMS), which totaled 19% of mobile services revenues at end September 2009. Indeed, while call revenues continued to decline by 1.5% over 12 months at end September 2009, mobile Internet and SMS revenues were up 25% in relation with growth of nearly 65% in active 3G customers.

Growth in non-voice revenues is the result of different factors:

•

widespread unlimited Internet and SMS offers, resulting in a 94.6% increase in the number of SMS in the first half of 2009 compared to the first half of 2008 (Source: Arcep);

•

growth in Internet-only SMS cards (3G keys) providing Internet access via mobile networks;

•

growth in smartphones, led by the iPhone.

•

Average return per user (ARPU) was 34.5 euros in the second quarter of 2009, compared with 35.3 euros in the second quarter of 2008 (Source: Arcep). This decline is the result of:

•

the increasing importance of 3G keys in the overall mobile market, with unit revenues that are lower than traditional postpaid;

•

the growth in plans, which pair a growing share of data transfer services and a proportionally smaller share of communication services.

6.3.1.2   Competitive Environment

Fixed-Line telephony and Internet

BROADBAND INTERNET MARKET SHARE

Source: Orange estimates

Market consolidation, which began in 2007, continued in 2008 with the purchase of Alice by Iliad (Free) and the takeover of Neuf Cegetel by SFR. However, two new service providers appeared in 2008 - DartyBox and Bouygues Telecom, further to Bouygues’ takeover of Neuf Cegetel’s mobile network structures.

Finally, since the purchase of Noos by Numericable in 2006, only one cable operator is left in the French market. At the end of 2009, France Telecom’s main competitors in the consumer fixed-line market were: SFR-Neuf Cegetel, Free and Numericable.

Triple Play offers (voice, Internet, and television) for about thirty euros remain a market standard. Nonetheless, with the French broadband market becoming more and more competitive, we are seeing the emergence of entry-level Triple Play offers launched under the Alice or Numericable trade mark (with reduced television channel content) for less than 20 euros per month, VAT included.

Thus quadruple Play, with the Ideo offer from Bouygues Telecom, and, more generally, fixed/mobile convergence offers, are growing through partnerships between fixed and mobile providers:

•

In 2010, Auchan Telecom is expected to market multi Play offers under its own brand, relying on the Numericable network;

•

Bouygues Telecom has also signed an agreement with Numericable to use the FTTB (Fiber To The Building) fiber optic network – rolled out by Bouygues - completely independently.

Very High Bandwidth

The number of very high bandwidth subscriptions was estimated at 290,000 at end September 2009, of which 70,000 fiber to the home (FTTH) or bottom-floor connections, and 220,000 fiber optic connections with coaxial termination (Source: Arcep).

The total number of buildings with fiber to the home and connected to at least one operator was more than 33,000 - an increase of 61% between end December 2008 and end June 2009.

In December 2008, the major operators rolling out fiber optic (Orange, SFR, Free, and Numericable) undertook to work together to standardize technical solutions for pooling the terminating segment of fiber optic networks. The decisions and recommendations of Arcep on the terminating segment of fiber optic networks were published in the official journal on January 17, 2010 (see Section 6.3.1.3 Regulatory Environment). From now on, operators rolling out very high bandwidth networks must use multifiber technology and place one fiber per competitor.

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Mobile Telephony

MOBILE MARKET SHARE

Source: Orange estimates

Despite the increase in mobile customers, growth in revenues is slowing, reflecting intensified competition. Moreover, mobile operators are now facing a decline in average revenues per user (ARPU) and a drop in the average price of SMS, due to the widespread availability of offers including unlimited SMS. More than ever, mobile broadband (edge or 3G/3G+) is the new growth engine in mobile services, and all of the market’s players are turning toward offers that pair voice and data.

In 2009, the primary operators competing with Orange in France were still SFR and Bouygues Telecom, both owner-operators of their mobile networks and 3G licensees:

•

SFR, partly held by Vodafone and controlled by Vivendi, is leading an aggressive marketing strategy, marked by greater expenditures on customer acquisition and loyalty development than in 2008. SFR is focusing its efforts on the sale of high-added-value plans, or by means of strategic partnerships with equipment suppliers;

•

In 2009, Bouygues Telecom, the number-three mobile operator in France, pursued its strategy, which is developing unlimited offers for voice and data communication. It has asserted itself as a major player in the market, due to a quadruple play offer which pairs a mobile plan with triple Play Internet.

Finally, further to the call for applications for assigning a fourth 3G license, Free (Iliad) applied and obtained a license on December 21, 2009 (see Section 6.3.1.3 below Regulatory Environment). The arrival of a fourth Free Mobile operator on the French market, likely as of 2012, will intensify the competition.

The market also includes virtual operators (MVNOs) such as Virgin Mobile, NRJ Mobile, Carrefour Mobile, and Auchan Telecom, who use the network of mobile network owner-operators. These virtual operators are gaining a higher profile in the telephony market in France, with a growing market share.

6.3.1.3   Regulatory Environment

French legal and Regulatory Framework

The electronic communications sector is primarily governed by the French Postal and Electronic Communications Code (Code des Postes et des Communications Electroniques: CPCE) as well as by laws relating to e-commerce, the information society, consumer protection and data protection. The audiovisual communication services produced or distributed by the France Telecom Group come under the specific regulations governing this sector and are managed by the law of September 30, 1986 on freedom of communication, as amended and supplemented.

For the presentation of regulatory risks, see Section 4.2 Legal Risks.

Regulatory Authorities

The Arcep (L’Autorité de Régulation des Communications Electroniques et des Postes - French Telecommunications and Posts Regulator) is the body responsible for regulating the electronic communications sector in France.

The French Competition Authority, established in January 2009 following the restructuring of the French Competition Council, is an independent government authority responsible for ensuring open market competition and compliance with government economic policy. Its has jurisdiction over all business sectors, including the electronic communications sector. This Authority has its own investigations department and sanction powers for anticompetitive practices.

The ANFR (L’Agence Nationale des Fréquences - French national agency for frequencies) is responsible for planning, managing and controlling the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is split between 11 controlling authorities: government ministries, the Arcep and the CSA (Conseil Supérieur de l’Audiovisuel - French Broadcasting Authority). The Arcep and the CSA are in turn responsible for allotting to users the frequencies they control.

The CSA is an independent government authority established by the law of January 17, 1989 responsible for ensuring the freedom of audiovisual communication in France, i.e., radio and television, by any electronic communication process, under the terms and conditions defined by the law of September 30, 1986.

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Key Events

March 5

Public Audiovisual Reform Law:

establishment of a tax on telecommunications operators (0.9% of revenues) to make up for the loss of advertising income resulting from the progressive cessation of advertising on France Télévision.

June 12	Hadopi 1: partial promulgation of the “Creativity and the Internet” law, excluding the provisions struck down by the French Constitutional Council on June 10.
August 3	Grenelle 1: Planning law on the implementation of the conclusions of the Grenelle environmental round table.
October 28	Hadopi 2: promulgation of the “Criminal law protection for literary and artistic property on the Internet” law.
December 18	Pintat law: publication in the Official Journal of the anti-digital divide law of December 17, 2009
December 31	Publication in the Official Journal of the 2010 Finance law of December 30, 2009 reforming the business tax

Tax on telecommunications operators: the Public Audiovisual Reform law provides for a 0.9% tax on the taxable revenues of telecommunications operators. This tax was implemented from March 2009. The negative financial impact of this tax on France Telecom’s EBITDA is estimated to be around 140 million euros in 2009.

In November 2009, the FFT (Fédération Française des Télécoms - French Telecommunications Federation) asked the European Commission to review the legality of this tax on the basis of a 2002 directive that exhaustively lists the taxes that can be imposed on telecommunications operators. On January 28, 2010, the European Commission began infringement proceedings against France with respect to this tax.

The French Government has 2 months in which to respond to the European Commission’s formal notice of complaint. In the absence of a response, or should the submission of the French authorities not be satisfactory, the Commission may issue a reasoned opinion (second stage of the infringement proceedings). If France still fails to comply with its obligations under community law, the Commission may then refer the matter to the European Court of Justice.

The Hadopi 1 and 2 laws establish a framework for fighting illegal downloading on the Internet, primarily consisting of charging an independent government authority, the HADOPI (La Haute autorité pour la diffusion des œuvres et la protection des droits sur Internet - High authority for the dissemination of works and the protection of rights on the Internet) with sending out notices and recommendations to Internet subscribers in the event of the downloading of works without the permission of the rights holders. The High Authority has investigative powers in order to establish whether or not acts of piracy have taken place. In the event of criminal prosecution, the legal framework allows courts to order the suspension of Internet access for up to one year as an additional penalty to piracy or to the future level 5 offense punishing the breach of the obligation to monitor the Internet access of Internet subscribers. Where Internet access is provided as part of a bundle offer comprising a number of electronic communications services, suspension of Internet access shall not affect access to messaging services or, as the case may be, television or telephony services, nor the payment of the subscription price to the access provider, with any contract termination charges being borne by the subscriber.

The framework also provides for Internet access filters approved by the High Authority which subscribers may use to control their Internet access.

Zelnik working group

The “Creativity and the Internet” report submitted to the Culture Minister in early January, followed on from the “Hadopi” laws, with the goal of promoting legal offers.

The report notably recommends:

•

lowering the base to which the reduced rate VAT applies for ADSL multi-service offers;

•

establishing a principle of non-discriminatory distribution network access for publishers of video on-demand services, under the supervision of the CSA;

•

reviewing the establishment of a mandatory tax on on-line advertising income (plans quickly dubbed the «Google tax» by the media).

The 22 proposals will be looked at in-depth over the course of 2010.

Planning law on the implementation of the conclusions of the Grenelle environmental round table, known as Grenelle 1: this law establishes a system for monitoring and measuring electromagnetic waves paid for out of a fund financed by contributions from network operators generating radiowaves. The results of the measurements are to be published. Communes are to be involved in decision-making surrounding the installation of operator antennas as part of the implementation of local charters or new communal or inter-communal consultation procedures.

Anti-digital divide law (the so-called Pintat law): see below the digital dividend section and the FTTH section of this chapter.

Business tax reform: The business tax reform, approved as part of the 2010 Draft Finance Law passed by Parliament in December 2009, sees the business tax replaced by:

•

a “regional financial contribution” (CET) paid by all companies, comprised of a property tax and a value added contribution;

•

a “flat rate tax on network companies” (IFER) which, for telecommunications operators, represents a tax on copper local loop distribution frames and a tax on radio transmission facilities.

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This French fiscal framework change relating to the business tax came into force on January 1, 2010.

For France Telecom, the overall impact on its cost base should be neutral insofar as the abolition of the business tax is offset by the implementation of the CET and the IFER.

In 2010, the impact on France Telecom’s results should be marginal.

Outlook for 2010

Internal security draft law (Loppsi)

On February 16, 2010 the French National Assembly passed, at first reading, the draft law establishing the outline and planning for internal security matters for 2010-2013 (so-called “LOPPSI II”).

This draft law would create new obligations for Internet service providers, relating to:

•

increased penalties for on-line identity theft;

•

and the blocking of child pornography websites and content.

National Environmental Commitment Draft Law, so-called Grenelle 2

This draft law contains:

•

provisions forbidding any advertising designed to promote the sale, provision, utilization or use of mobile phones by children under 14;

•

a ban on the utilization of mobile phones by students in schools up to “collège” (around the age of 14);

•

an obligation to sell handsets with an accessory limiting exposure to the head;

•

provisions allowing the minister responsible for electronic communications and the Arcep to take measures to ensure a high level of protection for both the environment and human health, jointly with the health and environment ministers.

The draft law was passed by the French Senate on October 8, 2009 and is expected to be voted on by the French National Assembly in 2010.

Debate over cell phone masts

A round table on “Radio frequency radiation, health and the environment” held in May 2009 by the government confirmed the view of the WHO and of health authorities that cell phone masts don’t pose a health risk.

In October 2009, after two years of research, the Afsset (l’Agence française de sécurité sanitaire de l’environnement et du travail - French Agency for Environmental and Occupational Health Safety) reached the same conclusion in its expert report on radio frequency radiation. Nevertheless, on the principle that “once it is possible to reduce an environmental exposure, then such a reduction must be considered”, the Afsset recommends reviewing available options both with respect to masts and to handsets. It cites, for example, providing better user information through better labeling of the Specific Absorption Rate of mobile telephones.

For its part, the French government established an Operational Committee (Comop) tasked with carrying out a rigorous scientific assessment of the possibility of reducing human exposure to radiowaves, bringing together all stakeholders.

Mobile Telephony Regulations

Frequency Management

The French Postal and Electronic Communications Code gives the Arcep the responsibility to assign the frequencies used for electronic communications. It establishes, in the event of a scarcity of resources, the principles to be applied to select applicants via a competitive bidding process on the basis of criteria relating to the conditions of use.

The frequency management required for personal mobile television (PMT) comes under the responsibility of the CSA as does the whole spectrum allocated to broadcasting (DTTV, TDR, FM radio). It will only be possible to achieve the PMT coverage planned by the CSA (60% of the population) once analog television broadcasting ends, which by law, should take place at end 2011. In the meanwhile, frequencies have been determined to allow the service to be launched with coverage of 30%.

Awarding of the 4th 3G License

On January 12, 2010, the Arcep awarded the 4th 3G license to Free mobile. The new entrant is scheduled to commercially launch its services in the first half of 2012.

The awarding of the 4th license is expected to be followed in the first half of 2010 by the awarding of the two remaining 2.1 GHz channels and in the second half of 2010 by the launch of the process of allocating new frequencies in the 800 MHz (digital dividend) and 2.6 GHz bands for very high broadband mobile communications.

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The table below summarizes the key frequency management steps in 2009 and 2010 by frequency band.

800 MHz Digital Dividend (Arcep portion)	• allocation process scheduled to begin in the second half of 2010 following the July 2009 Arcep public consultation; • allocation likely from end 2010
900 MHz	• 2G/3G operators have been permitted to reuse the 900 MHz band for 3G since February 2008; • planned reallocation of 2*5 MHz to 4th entrant.
2.1 GHz	• Free Mobile is awarded the 4th 3G license; • allocation of the two other frequency blocks in the first half of 2010 (process open to all players).
2.6 GHz	• allocation process scheduled to begin in the second half of 2010 following the July 2009 Arcep public consultation; • allocation likely from end 2010.

Digital Dividend

The digital dividend corresponds to frequencies freed by the suspension of analog television, which must be completed by November 30, 2011 at the latest, according to the law. The December 17, 2009 anti-digital divide law (the so-called “Pintat law”) provides that the top criteria for allocating digital dividend frequencies shall be regional digital coverage requirements.

HANDING OVER BY THE 3 GSM OPERATORS OF A PORTION OF THEIR 900 MHZ BAND FREQUENCIES TO THE 4TH OPERATOR

Handing over of a portion of 900 MHz frequencies
	Current situation		To be handed over to the new entrant		Final 900 MHz situation		Final 2.1 GHz situation
Operator	High-density areas	Outside high-density areas	High-density areas	Outside high-density areas	High-density areas	Outside high-density areas
Orange	2* 12.4 MHz	2* 10 MHz	2*2.4 MHz		2*10 MHz	2*10 MHz	2*15 MHz	additional blocks for 1 or 2 of the 4 MNO or a new entrant.
SFR	2* 12.4 MHz	2* 10 MHz	2*2.4 MHz		2*10 MHz	2*10 MHz	2*15 MHz
Bouygues Telecom	2* 9.8 MHz	2* 14.6 MHz		2*4.8 MHz	2*9.8 MHz	2*9.8 MHz	2*15 MHz
New entrant					2*5 MHz	2*5 MHz	2*5 MHz

Key Events

April 9

Sharing of 3G infrastructures: the Arcep issued a ruling requiring operators to cooperate with a view to at the very least achieving 3G infrastructure sharing in the geographical areas covered by the national “2G white areas” program (rural areas).

July 24

Mobile call termination rates in metropolitan France: the French Administrative Supreme Court partially voided the Arcep December 2, 2008 decision regarding the termination rate of Bouygues Telecom in the second half of 2010.

July 28	Mobile call termination rates in the French overseas departments: decision by the Arcep to cap call termination rates in the French overseas departments in 2010.

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3G coverage commitments

The commitments made when the UMTS licenses were awarded in 2001 were not achieved by the initially anticipated deadline as a result of the initial 28 month postponement due to the delay in developing UMTS equipment. This roll-out delay led to the Arcep revising Orange’s coverage commitments during the review of interim commitments. The Arcep thus announced on March 9, 2004 that the commercial launch of the Orange France 3G network was being pushed back from June 2002 to December 2004, with an obligation to cover 58% of the population by end 2005. On June 29, 2006 Orange France subsequently undertook to cover 70% of the population by end 2006.

The commitments made in 2001 provide for coverage of 98% of the population by August 2009. Following the review of these commitments by the Arcep at the end of August 2009, the Authority served formal notice on Orange in December 2009 to comply with its obligation to cover 98% of the population by end 2011 with an interim milestone of 91% by end 2010. Failure to comply with these new obligations could result in financial penalties.

3G COVERAGE OBLIGATIONS AND ACTUAL COVERAGE OF THE THREE OPERATORS

France	Orange	SFR	Bouygues Telecom
3G coverage obligations associated with the awarding of 3G licenses (8 years after award)	98% as of 08/2009	99.3% as of 08/2009	75% as of 12/2010
3G population coverage at December 1, 2009 (according to the Report published by the Arcep)	87%	81%	80%

Mobile call termination rates (MTRs) in metropolitan France

On December 2, 2008, the Arcep capped mobile call termination rates in metropolitan France for the July 2009 to December 2010 period, bringing about a rapid and sudden fall in call termination rates over this period (close to 60% in 18 months), and maintaining substantial asymmetry between the MTR of Bouygues Telecom and that of Orange and SFR.

REGULATION OF MOBILE CALL TERMINATION RATES BY ARCEP SINCE 2005

	1st market review cycle			2nd market review cycle
MTR euro cents per min	2005	2006	2007	Jan 08 - Jun 09	Jul 09 - Jun 10	Jul 10 - Dec 10
Orange France	12.5	9.5	7.5	6.5	4.5	3.0
SFR	12.5	9.5	7.5	6.5	4.5	3.0
Bouygues Telecom	14.79	11.24	9.24	8.5	6.0	3.4
Asymmetry	18%	18%	23%	31%	33%	13%
Note: Bouygues’s call termination in the second half of 2010 was due to ARCEP’s decision of 18 February, 2010.

In January 2009, France Telecom lodged an appeal with the French Administrative Supreme Court seeking the overturning of this decision, notably disputing the fact that the Arcep has maintained call termination asymmetry in favor of Bouygues Telecom thirteen years after its market entrance.

On July 24, 2009, the French Administrative Supreme Court decided that the level of rate asymmetry set by the Arcep for the second half of 2010 was too high, and Court accordingly overturned the Arcep’s decision on the call termination rate of Bouygues Telecom over this period.

In February 2010, the Arcep took a decision cutting the level of asymmetry in favor of Bouygues to 13% for the second half of 2010 (compared to 33% in the initial decision), proposing a MTR of 3.4 euro cents per minute for Bouygues.

Arcep announced that it would launch the third market review cycle on mobile voice call termination in spring 2010. Over the 2011-2013 period, the average MTRs rates should continue to fall and asymmetry with Bouygues should continue to reduce. Arcep is also expected to set the MTR rates for Free Mobile.

Even if the impact on wholesale revenues is negative, a uniform drop in MTRs is largely neutral on the wholesale business in France profitability for an operator such as the France Telecom Group with both fixed-line and mobile operations. In the retail market, the low levels of MTRs generally lead to the development of abundance offers.

Mobile call termination rates (MTRs) in the French overseas departments

The Arcep decision to cap MTRs in the French overseas departments in 2010 will bring about a sharp reduction (from 8.5 euro cents per minute in 2009 to 5.5 euro cents per minute in 2010 for Orange Caraïbe) with a reduction in asymmetry. As asymmetry generally benefits Orange’s competitor operators in the French overseas departments, a reduction in asymmetry is rather positive for Orange.

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Regulation of fixed-line telephony and broadband Internet

Since July 2008, all of France Telecom’s regulatory obligations relating to the general public and business fixed-line telephony retail markets (access and communication) have been lifted. The only fixed-line telephony retail offers that still require prior clearance by the Arcep are those falling under the Universal Service.

There is no ex ante regulation over France Telecom retail broadband offers in the residential and business markets. Nevertheless, as with all the Group’s other businesses, broadband retail offers must comply with common competition law.

Accordingly, the regulation of fixed-line services in France involves retail offers falling within the scope of the universal service and wholesale offers so as to ensure effective competition in the retail markets (call origination, call termination, wholesale line rental, unbundling, bitstream).

Key Events

February 3	Universal Service: lodging of applications on February 3 and awarding to France Telecom of the public payphone component (November 18) and of the telephony component (December 1).
May 28	Wholesale offers: announcement by France Telecom of rate cuts (call origination, unbundling, wholesale line rental), applicable since January 1, 2009.
July 1	Rate cuts on the bitstream offers
October 1	Fixed-line call termination: cut in call termination rates of all operators with a reduction in asymmetry between France Telecom and the alternative operators.
November 20

Fixed-line portability: implementation of the symmetric regulation decision designed in particular to enable customers to more easily move from an alternative operator while retaining their fixed-line telephone number.

January 8, 2010	French overseas departments: the Arcep published its report on the electronic communications sector in the overseas departments.

Universal Service

The Universal Service rate is the default France Telecom fixed-line telephony rate. At end 2008, around 8 million customers paid this rate.

Components	2005-2009	2009-2012
Fixed-line telephony: line rental and calls	France Telecom awarded	France Telecom and SFR applied France Telecom awarded (2009-2012)
Public payphones	France Telecom awarded	France Telecom sole applicant and awarded (2009-2011)
Telephone directories and information services	France Telecom awarded	PagesJaunes awarded (2009-2011)

Each of the three Universal Service components is awarded on the basis of calls for tenders. In the previous allocation period (March 2005-March 2009), France Telecom was awarded all three universal service components.

For the new allocation period (2009-2012), France Telecom only applied for two components (telephony and pubic payphones, the directory business having been sold of), and was selected as Universal Service operator for public payphones on November 18 and telephony on December 1, 2009.

Principles governing the price capping of Universal Service fixed-line communications:

•

For the 2005-2009 period

Universal Service rates were subject to price caps for the duration of the allocation for two rate service batches, one representing subscribers located in metropolitan France and the other subscribers in French overseas departments. The average annual price of each batch was set so as to reflect changes in the consumer price index (excluding tobacco products), less reductions in mobile and fixed-line call termination rates, and less 3% productivity gains representing the minimum level that France Telecom is expected to pass on to its customers.

As regards telephone line rental, which was not included in this batch, a multi-annual increase of 1 euro (including VAT) per annum for three years had been agreed when awarding the Universal Service in 2005.

•

For the 2009-2012 period

A new price cap is expected to be set in 2010 for Universal Service communication services. France Telecom is in favor of retaining the same mechanism as used previously, as it allows all its customers to benefit from price cuts regardless of their usage level.

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Low income plans as part of the Universal Service:

As part of the Universal Service, France Telecom currently offers a low income plan with switched access at a price of 5.43 euros (ex VAT) (representing a reduction of 60% of the regular price). This price is achieved by means of a 3.74 euro (ex VAT) contribution to the 4.21 euro (ex VAT) rate cut decreed by ministerial order.

Following the speech by the French Prime Minister on January 18, 2010 asking operators to “develop a social needs scheme that would enable even the lowest income households to access the Internet on attractive terms”, the French Minister for the Economy undertook a public consultation on the possible development of the social needs component of the electronic communications universal service to include VOIP. France Telecom responded to the Minister’s consultation on February 5, 2010 and is now awaiting government clarification regarding the regulatory framework.

Regulation of fixed-line services wholesale offers

Cut in fixed-line call termination rates (FTRs)

In July 2008, the Arcep established a price cap for fixed-line call termination services provided by France Telecom and alternative operators, designed to bring all these rates down towards the costs of an “efficient” benchmark operator.

On October 1, 2009, France Telecom’s fixed-line call termination rate was cut -5.6%, compared to -22.2% for alternative operators, in line with the price cap set by the Regulatory Authority.

Caps in euro cents per minute	France Telecom FTR	Alternative operators’ FTR	Asymmetry index
Year 2007	0.5486	1.088	98%
Q1 - Q2 - Q3 2008	0.4935 -10.0%	1.088 0.0%	120%
Oct. 1, 2008 change	0.45 -8.8%	0.9 -17.3%	100%
Oct. 1, 2009 change	0.425 -5.6%	0.7 -22.2%	65%
Oct. 1, 2010 change	0.4 -5.9%	0.5 -28.6%	25%

Rate cuts on wholesale offers subject to cost orientation (applicable from January 1, 2009)

For wholesale offers subject to cost orientation, the corresponding rates are directly linked to changes in forecast costs. An analysis of 2009 forecasts costs showed a reduction notably as a result of the foreseeable increase in volumes in 2009.

Following consultations with the Arcep, France Telecom thus announced a reduction on May 28, 2009, applicable as of January 1, 2009, in regulatory cost-orientated rates for unbundling, wholesale of analog and Numéris line rentals, and call origination (carrier selection).

Rate cuts applicable as of January 1, 2009 (monthly rates)	Old rate	New rate	Change
Full unbundling	9.29 euros	9 euros	-3%
Wholesale of analog line rentals	11.7 euros	11.2 euros	-4%
Wholesale of Numéris basic access	25 euros	20 euros	-20%
Call origination rate	0.491 euro cents	0.45 euro cents	-8%

Following these cuts, France Telecom is still under the European average for fixed-line services wholesale rates.

Rate cuts on bitstream offers (applicable from July 1, 2009)

France Telecom is required to provide third-party operators with a DSL access and collection service (called bitstream) enabling them to offer their own broadband services throughout France. This wholesale offer is purchased from France Telecom by third-party operators in areas in which they generally don’t use an unbundling offer, and represented around 20% of third-party operator broadband lines in September 2009.

The Arcep requires that the rate of this wholesale offer be cost-orientated, except where the application of this principle means that extending unbundling would no longer be financially attractive.

The current rate is determined on the basis of a model published by the Arcep and factoring in a range of parameters associated with the broadband market (penetration rate, market share of third-party operators, economics of unbundling). France Telecom periodically reviews the parameters in this model, in consultation with the Arcep, with a view to potentially making changes to its rates. This process resulted in the revision of the rates applicable as of July 1, 2009, with an average reduction of 1.5 euros / access / month (since a number of types of access and collection are offered, the amount of the reduction depends on the technical configuration).

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France Telecom’s obligations regarding cost accounting and accounting separation in the fixed-line business

Arcep decision no. 06-1007 of December 7, 2006 sets out the obligations on France Telecom S.A. as regards cost accounting and accounting separation in the wholesale and retail businesses. Where the retail businesses use network resources corresponding to wholesale services subject to an accounting separation obligation, these resources are valued in the separate accounts at wholesale rates and not at cost.

These obligations were first implemented in 2007 in respect of FY 2006. The Arcep stated that the exercise complied with their requirements and it has been repeated annually.

Regulation of very high Broadband Internet (FTTH)

Key Events

January - March	Operators experimental phase, under Arcep supervision, involving two building wiring configurations: single fiber and multi-fiber
April - July	Arcep public consultations on the location of the sharing point and on conditions for infrastructure sharing in buildings in high-density areas
From end July to early November

Forwarding for opinion to the Adlc (French Competition Authority) and subsequently to the European Commission (EC) of draft Arcep regulations on the conditions for sharing the terminating segment of FTTH networks.
Favorable opinion by the Adlc on September 22
Favorable opinion by the EC on November 6

September 17	European Commission Guidelines on State Aid for the roll-out of broadband and very high broadband networks
September 30	Approval of DSP 92 (Public funding for the roll-out of fiber networks in the Département 92 Hauts-de-Seine) by the European Commission
October 23	Arcep Public consultation on increased bandwidths
November 19

Report of the “Commission sur le grand emprunt national” (Commission on the large national loan)
Following the decision of the French President on December 14, 2 billion euros will be spent on very high broadband infrastructures

December 18	Pintat law: publication in the Official Journal of the anti-digital divide law of December 17, 2009
January 18, 2010	Speech by the Prime Minister announcing a national program to roll-out very high broadband services

Regulatory Framework governing very high broadband offers at end 2009

Summary of principles applicable at national level (set out since 2008)

•

no ex ante regulation on retail prices;

•

no obligation of asymmetric access to fiber (unbundling or bitstream) in high-density areas;

•

symmetric regulation for access to the terminating segment of networks (i.e. same obligation regarding the sharing of the terminating segment of the fiber applying to all operators);

•

non-discriminatory access to France Telecom civil engineering systems, at a rate that reflects the costs. The most recent version of the offer was published by France Telecom on April 30, 2009.

Regulatory framework in high-density areas (area 1)

In 2009, the Arcep focused its efforts on carefully defining “high-density areas” and on the conditions for infrastructure sharing in buildings located in such areas.

Following a number of public consultations, the favorable opinion of the French Competition Authority (in September 2009) and of the European Commission (in November 2009), the decisions and recommendations of the Arcep regarding the terminating segment of fiber optic networks were published in the Official Journal on January 17, 2010. Operators had to publish an offer for access to the terminating segment of their network within a month of publication of the decisions. France Telecom published its offer on February 17, 2010.

These decisions provide for:

•

the definition of high-density areas including 148 communes spread across 20 urban units and representing some 5.5 million households;

•

the option to place the sharing point at street level for buildings with 12 or more apartments or hooked up to walk-through sewer ducts;

•

the obligation to agree to requests from operators made prior to the fitting out of the building to have a dedicated fiber per apartment;

•

the principles governing cost sharing enabling in-building operators having elected to go with a single fiber not to have to bear any additional cost incurred by the laying of additional fibers.

Regulatory framework outside high-density areas (areas 2 and 3)

Outside areas defined as high-density by the Arcep, operators are free to choose how they will roll-out in the horizontal segment, and they have fewer obligations regarding the terminating segment. These obligations consist of providing a passive access offer from a sharing point, the location of which must be chosen on financial and technical grounds.

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The anti-digital divide law, the so-called “Pintat law”, provides for the implementation of regional digital roll-out blueprints and the establishment of a regional digital roll-out fund, with contributions both at a national level with a part of the large national loan but also by means of European funding, along with a portion of the proceeds from the sale of digital frequencies.

In parallel, the authorities have indicated their willingness to implement a national program for the roll-out of very high broadband services, designed to facilitate the roll-out of these types of networks across the country. A labeling system for private operators’ projects in densely populated areas and public-initiative projects in other areas is to be implemented. The operators with this label could gain access to non-grant loans, borrowing guarantees and equity contributions. In areas where private operators have not planned roll-out, public initiative projects would be initiated by local authorities (in line with their regional digital coverage planning) and could receive financial support from the French Government as well as local grants. In early 2010, a consultation was undertaken by public authorities to set out the terms of this program.

Moreover, in February 2010, following the public consultation on increased bandwidths, ARCEP published guidelines stating that, by mid-2010, it would set out the terms for the roll-out of operations to increase bandwidths. By then, ARCEP recommends the suspension of all bandwidth increases in areas that can be unbundled.

Regulation of Audiovisual and Contents

Key Events

February 2009 - December 2010

Exclusive links between the ISP and content delivery businesses:

•

February 23: ruling handed down by the Paris Commercial Court ordering France Telecom not to require Orange Foot subscribers to have an Orange broadband Internet subscription

•

May 14: ruling handed down by the Paris Appeal Court authorizing the marketing of Orange Foot to be restarted

•

July 7: publication of the opinion of the French Competition Authority

•

January 2010: recommendations of the Hagelsteen working group

March 5	Public audiovisual reform law (law no. 2009-258): see the “legislative framework” section.
September 30	Personal mobile television (PMT): signing by the Orange Sport Info channel and the other PMT channels of the agreement with the CSA

Exclusive links between the ISP and content and services delivery businesses

Following the claim filed by Free on June 25, 2008, to which Neuf Cegetel joined itself, the Paris Commercial Court, in a ruling on February 23, 2009, ordered France Telecom to stop requiring that Orange Foot subscribers have an Orange broadband Internet subscription.

An appeal filed by France Telecom with the Paris Appeal Court saw the successful overturning of the Commercial Court ruling in a judgment handed down on May 14, 2009. Marketing of Orange sport started up again on the evening of May 15. SFR and Free have appealed the decisions to the French Supreme Court.

The CSA (April 2009) and the French Competition Authority (July 2009) gave the government their view on this issue. The French Competition Authority, recognizing the stimulating effect of Orange offers on the pay-TV market, recommended government action to regulate the pay channel wholesale market, currently dominated by the Canal+ group, and to order the provision on this market of exclusive channels. The Authority recommended limiting operator and access exclusivity in terms of duration (one to two years) and scope (technical or commercial innovations), and to hand over the delivery of exclusive content to third-party ISPs with full control of the customer relationship (“self-delivery”).

Finally, in October 2009 the French Prime Minister asked Marie-Dominique Hagelsteen, Section President at the French Administrative Supreme Court, to look into exclusive relations between electronic communications operator businesses and content and service delivery businesses. The conclusions and recommendations of the Hagelsteen working group were published in January 2010.

The working group proposes a mechanism of ex post control of the effects, on the broadband and very high broadband retail markets, of operator exclusivity enjoyed by certain access operators. Such exclusivity should not therefore be considered presumably anticompetitive. The working group does therefore not support the proposal of the French Competition Authority, which is in favor of a framework signifi cantly restricting exclusivity on the grounds that it is detrimental. In the pay-TV wholesale market, the working group suggests giving the CSA new powers so that it can regulate this market and impose “must offer” type remedies on powerful players.

In February 2010, the government indicated that it favored strengthening regulation in the audiovisual and telecommunications sector. It announced that it would begin work with the regulatory authorities (French Competition Authority, the CSA, the Arcep) with a view to implementing any measures that may be required to maintain or re-establish adequate competition. The government lastly indicated that it did not feel there was currently any need for a legislative change in the pay-TV regulatory set-up.

Personal mobile television (PMT)

Following the signing by channels applying for PMT of the agreement with the CSA in September 2009, the Authority is to issue the broadcasting permits. This step will trigger the two month period given to the selected channels to establish a joint venture to manage their multiplex.

Mobile operators have still not publicly announced whether they will take part in the multiplex operator initiative. There have been serious delays to the initial schedule as a result of the large number of parties involved in the development of the business model.

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6.3.1.4    Orange’s activities in France

FINANCIAL INDICATORS

(in billions of euros)	2009	2008	2007
Revenues	23.6	23.7	23.3
Fixed-line and Internet	14.1	14.4	14.4
Mobile	10.8	10.5	10.0
EBITDA	9.3	9.9	9.7
as a % of revenues	39.1%	41.5%	41.5%
CAPEX	2.2	2.3	2.3
as a % of revenues	9.1%	9.7%	9.8%
Source: Orange

France Telecom provides the following additional financial indicators for its Internet and fixed-line and mobile telephony activities in order to compare them with the domestic data of its peers. These indicators do not replace the indicators in Chapter 9.1 Analysis of the financial position and earnings, which reflect the monitoring per operation which took place at Group level.

(in billions of euros)	2009	2008	2007
Fixed-line and Internet EBITDA	5.2	6.0	5.8
Mobile EBITDA	4.0	3.9	3.8

Fixed-line and Internet CAPEX	1.5	1.6	1.5
Mobile CAPEX	0.6	0.7	0.8
Source: Orange

Fixed-Line Telephony and Internet Activities

KEY INDICATORS

	2009	2008	2007
Revenues (in billions of euros)	14.1	14.4	14.4
Consumer Services	8.7	8.8	8.9
wholesale services	4.6	4.7	4.5
other services	0.7	0.9	1.0
Number of Telephone Lines (in millions)	34.7	34.6	34.2
o/w Consumer lines	25.7	27.3	28.6
o/w lines sold wholesale	8.7	7.1	5.3

Number of Internet Customers (in millions)	9.3	8.8	8.0
o/w narrowband	0.3	0.5	0.7
o/w broadband	8.9	8.4	7.3
Voice over IP service subscribers	6.8	5.8	4.1
ADSL or satellite TV subscribers	2.8	1.9	1.1
Pay TV offer subscribers	1.5	0.9	0.5

ARPU (in euros per month)
Fixed telephone lines	34.2	33.0	30.7
Broadband Internet	36.2	33.9	31.2
Source: Orange

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The range of services in the Home segment in France is made up of:

•

traditional fixed-line telephony services;

•

other consumer services;

•

on-line, Internet access, and multimedia services;

•

advertising-management and Internet portal business;

•

content-related business;

•

Carrier services.

Traditional Fixed-Line Telephony Services and Other Consumer Services

France Telecom’s traditional fixed-line telephony services provide access to the network, local and long-distance telephone communication services throughout France, and international calls. In addition, France Telecom offers its fixed-line telephony subscribers a broad range of value-added services.

The price of telephone communications services is subject to regulation.

Further to the rapid growth in total unbundling, wholesale subscriptions, and wholesale naked ADSL access to third-party Internet service providers, traditional telephone service business is on the decline. Other consumer services (public phones, cards, information services) have also been in decline for several years. France Telecom, while gradually reducing the number of public telephones, does maintain existing public telephones under Universal Service. Competition for phonecards is very strong, particularly for international destinations. In the context of information market deregulation, France Telecom, backed by its experience, offers a full range of telephone information services, organized into multi-channel voice and Web formats (118712.fr and orange.fr, “directories” section).

On-line Internet Access, and Multimedia Services

France Telecom was a pioneer in on-line services with the Télétel network (Minitel). Access by Minitel is now completely marginal, with the widespread use of the Internet. The Télétel kiosk model, which enabled the growth of on-line services, will be extended to the Internet with the Internet+ kiosk.

Since June 1, 2006, France Telecom has grouped the Orange, Wanadoo and MaLigne TV trade marks under the single Orange brand in France. Along with mobile, Internet and Multimedia is one of the group’s growth engines. In 2009, there were 9.3 million Internet customers, up 5.6%. Telephony over IP is particularly well-developed in France, and, with 6.8 million customers, Orange is the largest European provider of VoIP. The ADSL and satellite television market is also booming, and Orange, with 2.8 million subscribers, is in a good position. Meanwhile, the increase in broadband use (social networks, web 2.0, streaming video) is reflected by a marked and sustained improvement in broadband ARPU, which was 36.2 at end 2009 (a 6.8% increase for 2009, compared to 8.7% for 2008).

Internet and on-line service revenues were up 15.9% on a comparable basis for 2009, and now make up 26.4% of total Home revenues.

The offers are accessible from the Livebox, a gateway connected to the fixed telephone socket allowing broadband connection for various types of domestic terminals, via several communication interfaces: WiFi, Ethernet, and Bluetooth. It allows ADSL access to be shared between several domestic terminals connected wirelessly or by cable: computers, telephones, televisions, and game consoles. It is offered on a rental basis for three euros per month VAT included. There were 7.3 million Liveboxes rented at end 2009, up 12.3% in one year.

For Professional customers, the Internet offer is built around a package including installation of a Livebox Pr, ADSL access, and IP telephony to fixed-line telephones in metropolitan France (and television on demand, if eligible). This plan is also enhanced with email addresses that can be customized with the name of the customer and are secured by using anti-virus and anti-spam software. Livebox Pro makes it possible to share a broadband connection. It has express terms for exchange in the event of a malfunction. It is offered on a rental basis for five euros per month ex VAT and has an enlarged bandwidth and a WiFi access function that is compatible with the roaming offers.

Since August 2008, Orange has been offering a range of laptop computers available with an optional broadband subscription or the Internet Everywhere package.

Internet Portals and Advertising Management Business

France Telecom Group has several portals:

•

Orange.fr, which is either web- or mobile-accessible, is the third largest website in terms of audience in France, behind the Google search engine and Microsoft with its MSN/Windows Live instant messaging. It registered 20.4 million unique visitors in October 2009, and 56.3% of web users had viewed the portal at least once in October 2009 (Source: Nielsen/NetRatings, France panel, October 2009);

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•

Voila.fr (8.3 million unique visitors in October 2009) and Cityvox (the French entertainment and leisure site), with its different sites: Cityvox.fr, Cinefil.com, Spectacles.fr, Concert.fr, and WebCity.fr.

In 2009, Orange upgraded its offer with more specialized sites: Wormee (a free, on-demand music service), and Tendance santé (dedicated to health and well-being).

The primary revenue source is on-line advertising sold by the Orange Advertising Network. This advertising management department sells advertising space for about ten third-party sites. After years of growth, the business slid back in 2009, hard-hit by the economic situation (-6% in 2009, according to the trade paper Observatoire de la Publicité). Likewise, revenues from sponsored links of the search engine Voila were down, due primarily to competition from Google.

Content-Related Activities

The development of the Group’s range of content services on all of its networks (fixed-line, mobile, Internet), in France and abroad, relies on partnership agreements and rights acquisition relating to cinema, music, games, sports and information. France Telecom works to offer the most attractive and the richest content possible as a result of its association with diverse partners such as Arte, France Télévisions, Warner and Sony.

To deliver its content services, the Group has implemented a set of service platforms that include technical protection measures as well as tools for digital rights management, which ensure the integrity of the works and compensation for the copyright holders. France Telecom also participates actively in content security through its subsidiary, Viaccess.

For more information on the content offer, see the “Contents” Section of Chapter 6.3.7.3 Shared services.

Carrier Services

Carrier services include interconnection services for competing operators, regulated by Arcep, and unbundling and wholesale market services. The growth in business on the wholesale market partially offsets the decline in interconnection service revenues.

The first wholesale offers available to alternative operators (national IP offer, regional bitstream offer, and partial unbundling offer) required that the end customer also have a telephone subscription with France Telecom. In 2004, with the growth in total unbundling, operators were able to start offering broadband access with no subscription for traditional telephone services. Since the introduction by France Telecom in 2006 of a wholesale sales offer for subscriptions to telephone service and a wholesale offer for naked ADSL, the other operators have been able to propose offers which include line subscriptions. Nonetheless, the total unbundling offer remained France Telecom’s most-subscribed offer in 2009.

Since 2006, naked bitstream has been added to total unbundling outside unbundled areas to allow alternative operators to extend their non-subscription broadband offers to the entire territory. Since then, these accesses have steadily increased.

Mobile Telephony Activities

KEY INDICATORS

	2009	2008	2007
Revenues (in billions of euros)	10.8	10.5	10.0
Total Number of Customers (in millions)	26.3	25.2	24.2
o/w plans	17.9	17.0	15.7
o/w prepaid offers	8.4	8.2	8.5
o/w broadband (3G)	7.6	5.2	2.5
o/w broadband-only (3G dongles)	1.1	0.6	0.3
Number of MVNO Customers	2.4	1.8	1.4

Total ARPU (in euros per year)	394	398	398
Postpaid ARPU	501	517	526
Prepaid ARPU	159	163	164
Voice ARPU	292	316	329
Data ARPU	102	83	69

Total AUPU (in minutes per month)	192	198	198
Churn rates (%)	23.2%	21.7%	19.8%
Source: Orange

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Orange’s mobile business continued to grow, despite a drop in interconnection rates in the second half of 2009, and a drop in roaming rates in the Europe zone.

Carried by the development of mobile multimedia use, Orange’s customer base increased 4.5% between 2008 and 2009, while continuing to improve customer mix with postpaid contracts making up 68% of customers at end 2009, up from 67% one year earlier.

Average annual revenue per user (ARPU) was down compared to 2008, impacted by the 15% decline, on average, of rates for voice interconnection between mobile operators in France. Not including inter-operator revenues, ARPU actually increased, sustained by the rapid growth in revenues from data transfer promoted by the growth in mobile multimedia use and by the sale of adapted mobile handsets.

In 2009, Orange continued to develop the range of multimedia content offers in order to promote the growth of non-voice uses and mobile Internet access. These offers are based on the fundamentals of the brand - which has been doing business in France since June 2001, and stands apart from its competitors through its responsiveness, customer focus, and reassuring image.

Orange France’s Offers

Orange’s offers are built around three product lines that can be adapted to customers’ needs and expectations: postpaid, prepaid, and convergent offers.

Subscription Offers

The line of subscription offers is geared toward unlimited plans and the inclusion of multimedia uses (Internet, television, and messaging). It is structured around:

•

ZAP offers (replaced by Smart offers since February 2010) and M6 mobile offers, targeted at young people, with all-inclusive blocked (or unblocked) plans, making it possible to control consumption while including unlimited SMS and MMS (avantage ZAP) to all operators;

•

and unblocked Origami plan offers, available in four product lines, that adapt to any use by automatically including unlimited and non-voice use. Orange upgraded this range of plans with unlimited SMS, a greater number of calls to all operators, increased hours, and abundance offers. These offers now also come with Orange multimedia services, depending on the package (mobile TV, music downloads, League 1 with Orange Foot or Orange cinéma séries, mobile Internet, Orange maps, and security option).

Prepaid Offers

Orange has two categories of prepaid offers, billed per second as of the first second:

•

the Mobicarte includes a range of refills from 5 euros to 100 euros, and now lets you pick up monthly bonuses in the form of calls, SMS/MMS, or Internet browsing on your mobile;

•

Orange Initial, which has the simplest mobile telephony access, enables the customer to be billed monthly depending on his or her actual consumption, at a preferential rate.

Finally, responding to a government directive, in May 2009 Orange launched a blocked plan without commitment, reserved for people benefiting from the RSA (Revenu de Solidarité Active) low-income allowance, which provides 40 minutes’ worth of calls and 40 SMS for 10 euros per month.

Convergence Offers

Orange also has various offers that pair mobile use and mobile Internet access with all-in-one offers including both the hardware (3G+ USB key) and an Internet access plan. In this area, 2009 was especially marked by the success of Internet Everywhere offers which let you connect to the Internet via Orange’s mobile broadband network or public WiFi network from a laptop or multimedia mobile telephone. To accommodate the different modes of consumption, Orange sells:

•

Internet Everywhere Passes designed for occasional use, prepaid and with no commitment;

•

Internet Everywhere plans designed either for regular use with an adjustable two-hour plan or a blocked plan, for heavy use with 1GB plans or unlimited use.

All updated offers and rates are available on the Orange site, at http://www.orange.fr.

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FIXED-LINE AND INTERNET TELEPHONY OFFERS

Type	Name / Price	Main Features
Broadband Internet over ADSL	Optimale Découverte Internet, €24.90/month	• No subscription for a fixed period or termination fees; • Broadband Internet - 1 or 8 Megabits; • Digital-quality TV (up to 100 channels.)
Internet / Internet Everywhere Plan, €29.90 and €34.90/month

•

12-month subscription;

•

Telephone subscription not included;

•

Broadband Internet access up to 18 Megabits;

•

Unlimited telephone;

•

Digital-quality TV;

•

Convergence: 2 hours adjustable mobile Internet
(Everywhere Plan).

Net / Net Everywhere, €39.90 and €44.90/month

•

12-month subscription;

•

Telephone subscription included;

•

Broadband Internet access - 18 Megabits;

•

Unlimited Internet telephone;

•

Digital-quality TV (up to 100 channels);

•

2 hours adjustable mobile Internet (Everywhere Plan).

Surf / Surf Everywhere, €29.90 and €34.90/month

•

12-month subscription;

•

Telephone subscription included;

•

Broadband Internet access up to 18 Megabits;

•

Unlimited telephone on PC (calls limited to fixed-lines in metropolitan France);

•

Digital-quality TV on PC (web TV up to 33 channels);

•

2 hours adjustable mobile Internet (Everywhere Plan).

Fiber-Optic Broadband	Fiber, €44.90/month

•

12-month, 3-month subscriptions available;

•

Very high bandwidth Internet access - 100 Megabits;

•

Unlimited fixed-line telephone in metropolitan France;

•

Digital-quality TV (up to 115 channels including 8 in HD).

TV Offers	Orange cinéma series, €12/month

•

12-month subscription, €1/month for 3 months;

•

Free to cancel for the first 3 months (including the current month);

•

A package of 5 channels dedicated to movies and series accessible to Orange subscribers.

	Orange sport, €6/month	• 12-month subscription, €1/month for 3 months; • Free to cancel for the first 3 months (including the current month); • 80 hours per week of live or on-demand sports of every type.
Narrowband Internet	Narrowband loyalty, €10/month	• 12-month subscription; • Telephone subscription not included; • €10 for 30 hours, €20 for unlimited calling minutes.
	Narrowband prepaid, €10/month	• 12-month subscription; • Telephone subscription not included; • €10 for 25 hours, €20 for unlimited calling minutes.
Fixed-line telephony	Optimale 3 hours, €29/month

•

Prepaid and €10 off for 3 months;

•

3 hours of calls to fixed and mobile in metropolitan France, DOM (overseas departments) and semi-autonomous regions, most European countries, and North America (Canada and US);

•

Telephone subscription included;

•

Range of included services upgraded (caller ID, call forwarding, call signal, etc.).

Optimale unlimited, €39/month

•

Prepaid and €10 off for 3 months;

•

Unlimited calls to fixed and mobile in metropolitan France, DOM (overseas departments) and semi-autonomous regions, most European countries, and North America (Canada and US);

•

Telephone subscription included;

•

Range of included services upgraded (caller ID, call forwarding, call signal, etc.).

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MOBILE TELEPHONY OFFERS

Type	Name / Price	Main Features
Top-up Packages	Orange ZAP, from €15/month (24-month subscription)

•

Offers designed for teenagers;

•

12-month or 24-month subscriptions available;

•

2 plans - 40 minutes and 1 hour (not including special offers);

•

Depending on plan, 40 minutes/1 hour of calls or 150/180 SMS, 24/7;

•

Unlimited SMS and MMS to all operators and unlimited Orange Messengers by Windows Live in metropolitan France.

• M6 Mobile by Orange • from €19.99/month for a 24-month subscription (1hr)

•

Offer designed for the 18-to-25 Age Group;

•

12-month or 24-month subscriptions available;

•

3 all-inclusive plans;

•

Unlimited voice calling to all M6 mobile numbers, every evening from 8 pm to midnight, and all weekend in metropolitan France;

•

Unlimited SMS to all operators, every evening from 8 pm to midnight, and all weekend in metropolitan France.

Origami Plans	Origami Zen (€25.90/month, 1 hr) Origami Star (€33.90/month, 1 hr) Origami First (€40.90/month,1 hr) Origami Jet (€119/month, 3 hrs)

•

Offer designed for mobile broadband users;

•

12-month or 24-month subscriptions available;

•

four lines of flexible-term plans according to need (from 1 hr to 24/7 for Origami Jet);

Origami Zen (geared for simplicity);

Origami Star (core of the Origami offer);

Origami First (for professionals and major consumers);

Origami Jet;

•

Unlimited time blocks widened and access to mobile multimedia use;

•

Double time in the evening from 6 pm - 8 am and all weekend for fixed-line and metropolitan operators;

•

Unlimited SMS in metropolitan France 24/7;

•

Unlimited Internet and e-mail access, 24/7;

•

Plus version for iPhone available (an extra €14 for Origami Zen, 11 additional hours available for Origami Star and First);

•

One bonus option for Origami Star, First, and Jet (TV, Orange Foot, etc.).

Prepaid	La Mobicarte €0.5/min

•

A broad range of refills (eight offers from €5 to €100);

•

Up to €50 in bonuses included;

•

Cheaper calling options (unlimited weekends, unlimited evenings, unlimited days);

•

3G and videophony access.

Mobile Broadband	Internet Everywhere Pass from €3 (20-min pass) to €35 (12-hr pass)	• Designed for occasional use; • Five prepaid passes without subscriptions, from 20 min. to 12 hours; • 1-month validity for 1 hr - 12 hr passes, and 24-hr validity for 20-min passes.
	Internet Everywhere regular use plans, starting at €9.90/month for 2 hrs - adjustable	• Designed for regular use; • 12-month or 24-month subscriptions available; • Composed of 2 plans: 2-hr adjustable, and blocked plan; • Refillable and automatic adjustment to the best rate.
	Internet Everywhere intensive use plans	• Designed for intensive use; • 12-month or 24-month subscriptions available; • Composed of 2 plans: 1Go and unlimited; • Automatic Adjustment to the best rate.

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The distribution

SEGMENTATION OF DISTRIBUTION CHANNELS
(AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange estimates

The sales department of the French Operations division is responsible for customer relations for all Group products and services intended for consumers, small offices and home offices and small and medium businesses. The Operators division in France distributes France Telecom products and services to other telecommunication service providers and operators.

Consumer products are sold through a variety of channels:

•

a network of 641 France Telecom stores at the end of December 2009 (660 at the end of 2008 and 684 at the end of 2007) spread throughout France. At end 2009, this network ensured more than 42% of mobile sales, 41% of Internet sales, and nearly 50% of service sales corresponding to growth engines (TV access and packages);

•

the telephone customer contact centers, specialized in remote sales and customer relations and responsible for managing customer accounts;

•

a unified customer service around the call number 3900, which provides after-sales service and remote assistance for the fixed-line and Internet products. The 1013/1015 number is now reserved for calls related to the Universal Service Directive. Customers can also benefit from on site technical services and an offer to assist them in their use of France Telecom products and services (installation, assistance);

•

Self-service channels via a voice portal (the 3000) and Internet portal Orange.fr. This Internet portal allows customers to discover the Internet, broadband multimedia and mobile offers provided by France Telecom to order them directly on-line and to track their Internet and mobile bills.

The Network

Fixed-Line Network

FIXED-LINE UNBUNDLING IN FRANCE (IN MILLIONS)

Source: Arcep, February 2010

FIXED BROADBAND COVERAGE

(as a % of the population)	2009	2008	2007
< 512 KB/s	1.5%	1.8%	2.0%
>=512 KB/s <= 2 MB/s	11.1%	11.2%	11.3%
> 2 MB/s	87.4%	87.0%	86.7%

Number of copper lines (in thousands)	30,176	29,834	29,318
Number of FTTH-connectible households (in thousands)	540.9	346.3	61.9
Number of NRA (in thousands)	13.5	13.4	13.0
Number of Cross-Connection Points (in thousands)	93.1	92.9	92.6
Source: Orange

2009 was marked by:

•

securitization and extension of the IP network core (RBCI) and desaturation of the ADSL access network (migration of ATM to Gigabit Ethernet) to support the growth in Internet bandwidth and the move toward triple play;

•

extension of broadband coverage in shadow zones via public-private partnerships;

•

growth in the Voice over IP support network, with the H323-to-SIP upgrade and the preparation for opening VolP up to interconnection for 2010.

In 2010, the emphasis will be on extending ADSL broadband coverage for all with the achievement of new public-private partnerships, and resumed FTTH roll-out, with increased customer connection capacity.

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Accelerating ADSL access migration to Gigabit Ethernet (GE) technology will be supported by resuming the voluntary opening to TV eligibility from those GE NRA that allow it. At the same time, investments will be made in the servers and platforms enabling TV and VOD, to improve security and accompany the growth in these uses. Finally, a program will be carried out to modernize the copper local loop and technical environment, in order to improve the network’s quality.

Mobile Network

Coverage (as a % of the population)	2009	2008	2007
Voice GSM / Edge	99%	99%	99%
3G (UMTS) / HSDPA	88%	74%	66%

Number of 2G radio sites (in thousands)	18.9	18.3	17.4
Number of 3G radio sites (in thousands)	12.1	10.1	8.6
Source : Orange

2009 was marked by:

•

densification of 2G coverage and extension of 3G coverage; Orange now has the broadest coverage, with 88% of the population covered in 3G at the end of 2009, compared to 81% for SFR and 80% for Bouygues Telecom (Source: Arcep - December 2009); Experimental UMTS900 zones were opened for rural coverage; Mobile broadband coverage at 7.2 MB/s now covers 75% of the population;

•

increased network capacities to support the growth in mobile data use and in mobile TV offers;

•

migration of the circuit network core (voice and SMS) to the next-generation MSC R4, and introduction of a next-generation Home Location Register (HLR).

In 2010, Orange will continue to extend 3G coverage and will roll out UMTS900 in rural areas with a coverage target of 91% of the population at the end of 2010 and 98% at the end of 2011. The 2G access network may be partially renewed to ensure its durability. The increased bandwidth will continue (access at 14.4 MB/s for 53% of the population) with an extension of the network core to continue to support the growth in data traffic. WiFi use, along with the mobile network, will be developed, and the next-generation HLR will become widespread.

Cluster, Transmission, and Transport Network

In terms of mobile broadband traffic, HSDPA technology connection bandwidth was increased in 2009, and 14.4 MB/s HSDPA was rolled out. Use of Gigabit Ethernet collection and the stabilization, then reduction, of ATM collection will enable cost optimization in 2010.

Key Events

2009 was marked by continued structuring and segmenting of innovative offers around convergence and abundance, as well as the development of services and innovative partnerships in new growth fields (health, portal, and content).

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KEY EVENTS FOR ORANGE FRANCE IN 2009

April 2009	Orange launched TV sur iPhone: a new application downloadable from Apple’s App Store, will enable Orange customers to access more than 60 live high-definition TV channels.
April 2009	Launch of the Hello multimedia computer pack, suited for newbie seniors with immediate, simplified access to computer, multimedia, and Internet features.
April 2009

The site www.orange.com - accessible via PC or mobile handset - is the second-largest business institutional site in France in two independent studies published by the Swedish firm H&H Webranking and the British firm Communicate.

May 2009	Launch of the first mobile offer in France for Revenu de Solidarité Active (earned income supplement) recipients.
June 2009	New iPhone 3G S available.
June 2009	Launch of a new line of budget mobile telephones, Les occasions, and a program to recover working mobile phones, seconde vie mobile.
June 2009

As part of its partnership with the Tour de France 2009 organization, Orange rolled out a fiber optic network and provided a WiFi network throughout the course in order to provide roaming call service to the press and to professionals.

August 2009	First 3G telephone watch available: first 3G tactile watch available in the world, with subscription to an Origami plan.
August 2009	League 1 of the soccer championship in France live on iPhone 3G/3GS.
September 2009	Launch of a new version of the Orange mobile portal, pooled with the Internet portal, with simplified ergonomics, new web 2.0 services, real-time information, and remote management of mobile accounts.
September 2009

Launch of the first “hyper-book” in partnership with Robert Laffont publishing: readers can use a telephone to scan flash codes printed in the margins of the book, and then use them to access the corresponding Internet content.

Outlook 2010

The 2010 economic environment will still be marked by the crisis with consumers which are more and more price-sensitive.

In addition, competition will increase both on the mobile and fixed-line market in particular with the entrance on the market of Free, the strengthening of virtual operators and the development of quadruple-play offers.

In this context, Orange will continue its offer-segmentation policy and strengthen its differentiation through services provided to customers.

Following the regulatory clarifications regarding fiber, Orange will pursue its investments to the extent of approximately 2 billion euros by 2015 to cover the entirety of the French territory.

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6.3.2  Poland

6.3.2.1   The Telecom Services Market

KEY MACRO-ECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions) (1)	38.2	38.1	38.1
Households (in millions) (3)	na	13.1	12.9
GDP growth (%) (1)	+1.4%	+5.0%	+6.8%
GDP per capita (PPP,$) (2)	17,989	17,537	16,371
Change in household consumption (%) (1)	+2.1%	+5.9%	+4.9%
Sources: (1) Central Statistical Office of Poland (2) IMF, October 2009 (3) Eurostat, 2009

REVENUES FROM TELECOM SERVICES
(IN BILLIONS OF ZLOTYS)

Source: TP Group estimates

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: TP Group estimates

The Polish economy slowed significantly in 2009. According to the Polish Ministry of the Economy’s estimates (published in December 2009):

•

GDP growth in 2009 was around 1.4%, which is significantly lower than in 2008;

•

inflation was approximately 3.5%;

•

the unemployment rate was 12%.

In this context, the value of Poland’s telecommunication services market declined by 3.4% in 2009 compared with 6.6% growth in 2008 (Source: TP Group).

The main factors negatively affecting the value of the telecommunications market in 2009 were related to developments in the mobile market:

•

the double MTR reduction (in Q1 and Q3), reducing the revenue from mobile call termination on operators’ networks;

•

the price war in the prepaid segment (subsequently extended to the postpaid segment), which was initiated by PLAY in March 2009 and continued by all other players. The price war in the mobile market intensified fixed to mobile substitution due to an improvement in the ratio between mobile and fixed rates.

The broadband market maintained double-digit growth (by value), though this was lower than in 2008.

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Fixed Telephony Market

In 2009, the fixed-line penetration rate continued to fall in relation to the population, reaching 27%, compared with 28% at the end of 2008. This change was principally a result of continuing replacement of fixed lines by mobiles, which affected both TP Group business activities and a certain number of fixed-line, local access operators. Moreover, competition between players intensified. Cable television operators focused on extending the range of voice and Internet access services. The increase in WLR (wholesale line rental) reflected the steady growth of a network of local operators offering their services via unbundled wholesale access.

Internet on the Fixed Network Market

	2009	2008	2007
Broadband revenues (in millions of zlotys)	3,223	2,916	2,420
Number of broadband subscriptions (in millions)	6.1	5.6	4.9
ARPU (zlotys per month)	46.2	46.5	45.7
Source: TP Group estimates

In 2009, fixed-access broadband lines in Poland increased by 9% compared with 2008 (Source: TP Group), which is a significant slowdown compared with the 14% growth seen the previous year.

The broadband market increased in value by approximately 8%. Growth in the broadband market is largely dependent on the availability of personal computers, whose household penetration is estimated at approximately 60% at the end of 2009.

Mobile Telephony Market

	2009	2008	2007
Revenues (in millions of zlotys)	24,789	25,940	23,537
Number of customers (in millions)	45.0	44.1	41.5
ARPU total (zlotys per month)	46.4	50.5	50.1
Source: TP Group estimates

The mobile market has entered saturation phase, with a mobile market penetration rate of 117.8% at the end of 2009. The number of mobile users rose by only 2% in 2009, which was the weakest growth ever seen in the Polish mobile market. Additional services have a growing market share by value in the revenue structure of mobile operators.

Growing mobile penetration and the increasing popularity of mobile technologies have been contributing to voice traffic migration to mobile networks. In Poland, as in the rest of Central and Eastern Europe, mobile telephony is indeed much more a direct substitute for fixed-line telephony than a complementary service. Mobile operators continued to develop and promote Home Zone offers (preferential rates in a pre-defined area) and launched voice tariff reductions in an attempt to take market share away from fixed-line voice.

6.3.2.2 The Competitive Environment

Fixed-Line Telephony and Internet

FIXED LINES SEGMENTATION

(in millions)	2009	2008	2007
Total fixed lines	10.3	10.7	10.9
o/w retail-billed lines	9.1	9.8	10.3
o/w wholesale-billed lines	1.2	0.9	0.6
Source: TP Group estimates

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BROADBAND INTERNET MARKET SHARE

Source: TP Group estimates

In the broadband market, the Telekomunikacja Polska group (TP Group) is still under strong competitive pressure. As a result of a strong increase in competition from cable television operators and BSA service providers in 2008 and 2009, TP Group’s net subscriber market share dropped from 41,5% in 2007 to 39,4% in 2008 and 37,5% in 2009. The position of the cable television operators is gradually strengthening as a result of the growing popularity of package offers. Their market share is still rising steadily, though the largest operators reported some slowdown in Q3.

At the end of December 2009, bitstream-based broadband lines represented 8% market share and Orange’s market share in this segment was approximately 28% at the end of July 2009 (Source: TP Group).

As a result of strong competition following the bitstream introduction, TP Group’s share by volume of the broadband market decreased by approximately 2 points, according to its own estimates, however its market share in terms of value was more resistant.

The number of unbundled lines has also increased. Owing to very favorable wholesale rates with TP Group, which were introduced by the regulator in December 2008, and also as a result of migration to bitstream access, the development of unbundled access is expected to become more and more important.

Mobile Telephony

MOBILE MARKET SHARE

Source: TP Group estimates

Poland has four main mobile operators: PTK Centertel (owned by TP Group and which operates under the Orange brand), PTC (part owned by Deutsche Telekom), Polkomtel (part owned by Vodafone and which operates under the Plus brand) and P4 (owned by two investment funds, Tollerton Investments Ltd. and Iceland, which operates under the Play brand).

A fifth operator, CenterNet (owned by the NFI Midas investment fund) which had obtained a license on the 1800 MHz band in 2007 and which initially planned to launch its services in June 2008 started its commercial activity in May 2009.

The sixth operator, Mobyland, which holds a frequency in the 1800 MHz band, obtained the regulator’s agreement for extending the period initially accorded to launch its business activities.

New mobile virtual network operators (MVNOs) also entered the market in 2009, such as tuBiedronka, GaduAir, wRodzinie and FM Group Mobile.

A price war in the segment of prepaid and mix offers had been initiated in 2008 by the fourth mobile operator, P4 (under the PLAY brand), and triggered significant reductions in the price per minute of calls. In 2009, the mobile market remained very competitive.

A growing trend can be seen in the market for operators to combine basic mobile services with fixed-access Internet offers and multimedia content.

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6.3.2.3    The Regulatory Environment

Polish Legal and Regulatory Framework

Legal Framework

The activities of TP Group are governed by the law of July 16, 2004 on telecommunications, which transposes into national law the “Telecom package” of 2002 regarding electronic communications, and the law of February 16, 2007 on competition and protection of consumers.

The law of July 18, 2002 governing electronic services transposes into national law the directive 2000/31/EC on electronic commerce and defines the obligations of providers of electronic services. The applicable framework for the protection of personal data is defined by the Law of August 29, 1997 on the protection of personal data, amended in 2002. The 2004 telecommunications law also specifies certain rules applicable to data protection and data retention.

In July 2009, the Ministry of Infrastructure also issued a new Number Portability Ordinance. The main changes are: 1) the customer may make only one number portability request to another operator; 2) the request shall be treated within six hours for mobile operators and one working day for fixed operators; 3) the number portability process shall not take longer than one working day for mobile and seven working days for fixed operators.

For the presentation of regulatory risks, see Section 4.2 Legal Risks.

Regulatory Authorities

The Ministry of Infrastructure is responsible for telecommunications and proposes the laws.

The Office of Electronic Communications (UKE) is in particular in charge of telecommunications regulation and frequency management, as well as of certain functions of the National Radio Broadcasting Council (KRRiT).

The Competition and Consumer Protection Authority (UOKiK) is responsible for the application of competition law, the control of concentrations and the protection of consumers.

Universal Service

The UKE decision of November 7, 2006, confirmed TP Group as the operator responsible for universal service until May 2011. TP Group must offer low income plans, provide access to basic telephone services, and define the supply of additional services with the UKE president. In a separate decision, UKE also set the universal service obligations imposed on TP Group for public call boxes.

Regulation of Mobile Telephony

Key Events

January 29	Mobile call termination rates: UKE adopted an asymmetric decision for PTC and PTK Centertel (Orange), only decreasing Orange mobile call termination rates to 0.1677 zloty as of July 1, 2009.
May 15

Mobile call termination rates: the European Commission invited UKE to define next steps of price decreases sufficiently in advance to ensure legal predictability and sufficient transparency for the operators.

September 29	Mobile call termination rates: UKE notified draft price control decision to impose mobile call termination rates of 0.1677 zloty on the three major mobile operators as of January 1, 2010.
October 27	Mobile termination rates: UKE draft price control decision for P4.
October 30	SMS: UKE launched a consultation on the definition of the wholesale market for SMS termination.
November 27	Mobile call termination rates: the European Commission called on UKE to abolish asymmetrical call termination rates in favor of P4.
December 9	Mobile call termination rates: UKE issued an individual decision confirming PTK’s mobile call termination rates and obligations.
December 22	Mobile call termination rates: the European Commission issued comments on the glide path proposed for CenterNet.

Mobile Call Termination Rates

In January 2009, UKE decided to decrease the three main mobile operators’ rates, but only reduced Polska Telefonia Cyfrowa’s (PTC) call termination rates for calls terminating in the PTK Centertel (Orange) mobile network (0.2162 zloty/min as of January 2009; 0.1677 zloty/min as of July 2009). PTK appealed this decision at the national level and informed the European Commission. In March 2009, UKE issued a decision which ceased such asymmetry between PTC and PTK.

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In April 2009, UKE issued a second round consultation on the wholesale call termination on individual mobile networks market, proposing the following glide-path for the three operators PTK Centertel (Orange), Polkomtel and PTC:

	As of May 1, 2007	As of May 1, 2008	As of January 1, 2009	As of July 1, 2009
Mobile termination rate (MTR) (zlotys/min. and euros/min)	0.40 zloty (0.088 euros)	0.3387 zloty (0.075 euros)	0.2162 zloty (0.047 euros)	0.1677 zloty (0.037 euros)

In September 2009, UKE notified to the European Commission a draft price control decision for the wholesale call termination market. UKE proposed to maintain MTRs at 0.1677 zloty on the three major mobile network operators PTK Centertel, Polkomtel and PTC as of January 1, 2010. The tariff was to be valid until the next approval of cost calculations submitted by the operators or – if the regulator rejected the operators’ proposal – until a new decision was issued by UKE. The European Commission welcomed UKE’s proposal to set MTRs at a level that is already below the EU average. The European Commission found that the methodology chosen by UKE – rates based on costs incurred, and as verified through comparison with other countries – did not promote efficiency and as such should only be considered as a temporary measure.

In October 2009, UKE notified to the European Commission the draft price control decision for P4 and proposed that P4’s mobile call termination rates should be gradually reduced in order to eliminate the asymmetry between P4 and the other mobile network operators by 2014.

	July /2009	Jan./2010	Jul /2010	Jan./11	Jul /11	Jan /12	Jul /12	Jan /13	Jul /12	Jan /14
Asymmetry between P4 and other MNOs	141%	126%	110%	94%	79%	63%	47%	31%	16%	0%

In March 2010, UKE announced that MTRs in mobile network operators’ networks will not decrease until January 1, 2011.

SMS

In October 2009, UKE launched a consultation on the definition of the wholesale market for SMS termination in individual public mobile telephone networks with the objective to ex ante regulate these rates and services. Following this consultation, UKE could propose in 2010 ex ante obligations on the SMS / MMS market, as well as measures to reduce call termination rates.

Spectrum

2.6 GHz TDD license award

In October 2009, an exclusive license was awarded in the 2570 - 2620 MHz range, for the provision of telecommunication services over broadband mobile access networks throughout Poland.

Two offers were proposed by Aero 2 and Milmex Systemy Komputerowe. The Aero 2 offer was preferred by the tender Committee. The license enables the use of frequencies until December 31, 2024. Communications (transmission and reception) between the base station and a user’s terminal is in the same range of frequencies (TDD - Time Division Duplex mode).

2.6 GHz FDD consultations

On June 3, 2009 the UKE President announced public consultations on 7 licenses in the 2010 – 2025 MHz, 2500 – 2570 MHz and 2620 – 2690 MHz bands, intended for the provision of telecommunication services in broadband wireless access networks throughout Poland in the mobile telephony service with an expiration date of December 31, 2024.

License in the 3600 - 3800 MHz frequency band

In October 2009, a tender for a general exclusive frequency license covering four duplex radio channels, each of 3.5 MHz bandwidth in the 3600 – 3800 MHz range, was announced. The license shall be used for point-to-multipoint networks until December 31, 2022. The offers were to be submitted before 30 November 2009.

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Equivalence of Access

Key Events

November 2008	UKE report concluded that functional separation could help solve competition concerns not related to price.
December 2008	TP Group proposed a detailed alternative solution based on Equivalence of Access.
April 8, 2009	UKE launched a consultation on the equivalence of access to be applied on TP Group.
September 1	TP Group issued a new version of the equivalence of access Charter.
October 22	UKE and TP Group signed a Memorandum of Understanding, including certain commitments.

The debate on functional separation in Poland started as early as 2008 and continued throughout 2009. In November 2008, UKE published a report concluding that functional separation could help solve some competition concerns. In December 2008, TP Group proposed a detailed alternative solution based on an Equivalence of Access (EoA) approach in order to guarantee equal treatment for alternative operators by TP Group and a more competitive and reliable environment. On April 8, 2009 UKE launched a consultation on the equivalence of access to be applicable to TP Group, comparing Equivalence of Access (EoA) and functional separation.

In June, the President of UKE published a negative opinion on TP Group’s Equivalence of Access proposal. After very intense negotiations with UKE and the alternative operators, in September TP Group issued a new version of the Equivalence Charter. A final agreement between UKE and TP Group was eventually reached on October 22.

The Memorandum of Understanding (Agreement) with UKE includes the following points:

•

the relationship between TP Group and alternative operators will be based on TP Group’s “Equivalence of Access”;

•

UKE puts on hold the functional separation process until the end of 2010. Final decision by UKE will be taken at the end of 2010 after market analysis;

•

TP Group discontinues from the majority of the legal cases;

•

TP Group commits to significant investment for broadband extension until the end of 2012;

•

the wholesale tariffs (local loop unbundling, wholesale line rental) are frozen until the end of 2012. For the bitstream access price, the “cost+” methodology will replace the current “retail minus” methodology;

•

implementation of non-discrimination rules in cooperation with alternative operators.

As of February 2010, all obligations stipulated in the Agreement had been fulfilled by the parties, resulting in a significant improvement in the relationships between TP Group and UKE.

Regulation of Fixed Telephony and Broadband Internet

Key Events

March 6	Transit services: UKE removed previous obligations on TP Group (market 10/2003).
May 26	Regulatory Costs: UKE decided that “pure” Long-term Incremental Costs” (“pure LRIC”) should be the reference for all regulated access and interconnection services provided by TP Group.
August 5	Universal service: the Supreme Administrative Court confirms the cancellation of the UKE decision on the universal service net cost for 2006.
September 22	Wholesale fixed-line call termination market (market 3/2007): UKE adopted final decision (2nd round) with ex ante obligations on TP Group.
November 23	IP transit and interconnection: UKE issued a specific consultation.
December 1	NGAs: UKE published a new draft on NGA regulation.

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Transit Services in the Fixed Public Telephone Network

In March 2009, UKE adopted a final decision removing previous requirements on TP Group concerning transit services in the fixed public telephone network.

Regulatory Costs

UKE’s decision of May 26, 2009 replaces the standard LRIC (Long-term incremental cost) approach by the “pure-LRIC” cost orientation methodology, where only the variable costs of the wholesale production are taken into account. This means that fixed joint and common costs between wholesale and retail production are disregarded for the cost calculation of wholesale services. Strict application of this decision would lead to a dramatic drop in the prices of access and interconnection services provided by TP Group.

In June 2009, TP Group appealed against this decision to the Voivodship (Polish high level administrative court) and informed the European Commission. TP Group believes that this decision goes against community law, both in terms of substance and form. TP Group believes that the Voivodship should reverse UKE’s decision on the “pure LRIC” method.

However, in January 2010, UKE adopted a new decision which specifies TP Group accounting separation instructions for the year 2009 and defines cost calculation method for the year 2011. UKE reaffirmed its position on the method of calculating the costs of telecommunications services which TP Group should implement, confirming its decision of May 26, 2009.

In March 2010, the European Commission sent a formal request for information to Poland in a formal notice letter in compliance with the EU procedures on infractions. The Commission indicated that it was afraid that Poland had not properly transposed the EU rules on prices of wholesale telecommunication services into its national law.

Universal Service (US)

Until the end of 2009 TP Group submitted to UKE applications for the net cost deficit for 2006 (139.9 million zlotys), 2007 (219.2 million zlotys) and 2008 (208.4 million zlotys). In 2007 TP Group appealed UKE’s decision on the US net cost for 2006. UKE’s decision was annulled at first instance and this was confirmed by the Supreme Administrative Court in August 5, 2009. The Court required UKE to re-examine its decision, and to gather all needed information including TP Group’s data.

On January 25, 2010 the Ministry of Infrastructure launched a consultation on universal service. The main questions refer to the extension of the US obligations to broadband and mobile services. The regulatory project also covers a new model of financing the US obligations and changes in the procedure for requesting net cost deficit compensation. The consultation closed on February 12, 2010.

Call termination on different public Fixed-Line Telephone Networks

In September 2009, UKE adopted final decision (2nd round) on the wholesale fixed-line call termination market and imposed the following remedies on TP Group: access obligation for specific network elements and associated resources, non-discrimination, transparency (including a reference offer), accounting separation, wholesale price control. UKE may verify the charges using benchmarking or another methodology (retail minus, bottom-up, comparison) and request TP Group to adjust charges appropriately.

TP Group appealed against this decision in relation to the methodology of cost calculation. The European Commission asked UKE to specify clearly that the cost control mechanism currently proposed is of a temporary nature and that UKE commits to notify the Commission of all decisions changing call termination charges in the future. The European Commission also invited UKE to review its market analysis as soon as the Recommendation on fixed and mobile call termination rates applies.

IP Transit and IP Peering

In November 2009, UKE proposed to designate TP Group as SMP operator on the IP transit and IP peering markets and to impose on it the following: provision of access on reasonable demand, non-discrimination, publication of the relevant technical information, accounting separation.

In January 2010 the European Commission has informed UKE that it had serious doubts about the basis of the definition of two separate markets for IP traffic exchange (IP transit and IP peering with the network of Telekomunikacja Polska). In March 2010, the European Commission finally ordered UKE to withdraw its regulation projects on these markets.

Next Generation Access (NGA) networks

In February 2009, the UKE published the results of its consultation on “next generation access networks” (NGA networks) and suggested enforcing symmetrical access to ducts and to in-building cabling, as well as easier access to passive public infrastructures. In December 2009, the UKE published a new project on regulations for next generation access networks (NGA networks) including a report on the regulatory options and a business model for VDSL roll-out for 2.5 million customers in Poland.

Of the three regulatory options suggested in the report, the UKE preferred the mid-range regulatory level. According to this model, next generation access (NGA) network regulation would be limited to passive infrastructures (ducts and dark fibers), and no regulated local loop unbundling (LLU) or sub-local loop unbundling (SLU) offers would be introduced.

According to the UKE, this regulatory model would be the most effective for Poland and could strike a balance between the EU’s current regulations and investment-friendly initiatives. The project also considers solutions to encourage investments in next generation access (NGA) networks and to limit the risks related to these investments.

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6.3.2.4 TP Group’s Activities

FINANCIAL INDICATORS

in millions of zlotys)	2009	2008	2007
Revenues	16,560	18,165	18,244
Fixed-line and Internet	9,863	10,414	10,914
Mobile	7,745	8,620	8,064
EBITDA	6,279	7,521	7,685
As a % of revenues	37.9%	41.4%	42.0%
CAPEX (1)	2,207	2,579	3,677
As a % of revenues	13.3%	14.2%	20.1%
Source: TP Group (1) Including CAPEX financed by leasing for 2009.

TP Group also publishes the following financial indicators for its Internet and fixed-line and mobile telephony activities. These indicators do not replace the indicators in Chapter 9.1 Analysis of the financial position and earnings, which reflect the monitoring per operation which took place at Group level.

(in millions of zlotys)	2009	2008	2007
Fixed-line and Internet EBITDA	4,062	4,282	4,538
Mobile EBITDA	2,217	3,239	3,149

Fixed-line and Internet CAPEX (1)	1,419	1,571	2,412
Mobile CAPEX (1)	788	1,008	1,276
Source: TP Group (1) Including CAPEX financed by leasing for 2009.

Fixed Telephony and Internet Activities

KEY INDICATORS

	2009	2008	2007
Revenues (in millions of zlotys)	9,863	10,414	10,914
Number of telephone lines (copper and FTTH - in millions)	8.3	8.9	9.5
o/w consumer lines	7.1	8.0	8.9
o/w wholesale lines	1.2	0.9	0.6

Number of Internet customers (in millions)	2.3	2.3	2.2
o/w low-speed	0.0	0.0	0.1
o/w broadband	2.3	2.2	2.0
“Voice over IP” Subscribers	0.1	0.2	0.1
ADSL or satellite TV offer subscribers	0.4	0.1	0.04

ARPU (zlotys per month)
Fixed telephone lines	53.1	56.6	58.8
Broadband Internet	59.8	56.5	52.7
Source: TP Group

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The total number of lines served by TP Group decreased in 2009 by 558,000, a -6.3% decline compared with 2008. This erosion was a result of a fall of 924,000 in retail lines (-11.6% year-on-year), partially offset by an increase in wholesale line rental and unbundled lines (+38.9%).

TP Group is trying to limit further erosion of its retail subscriber base through active sales of new tariff plans, sales of value added services and increasing sales of broadband Internet. TP Group lifted the entry barrier for new customers by reducing the fixed-line activation fee to 1 zloty in a promotional campaign. In addition, 12-month/24-month contracts were introduced to increase the loyalty of existing customers subscription discounts, up-to-date handsets or shopping vouchers are also offered to customers to increase their loyalty. These initiatives resulted in limiting traffic market share erosion in all traffic types.

Broadband Access

In 2009, TP Group continued to pursue its strategy of compensating lower revenues from fixed-line voice services with growth in broadband Internet access services. In this area, and given that almost 100% of TP Group’s fixed-line subscribers were located in an area covered by xDSL at the end of 2009, the growth potential is good.

The total number of broadband lines increased by 6.3% year-on-year and revenues by 9.1%. At the same time, increasing penetration of broadband led to a decline of 51.7% in narrowband Internet revenues.

Broadband average revenue per customer (ARPU) in the consumer market increased by 4% year-on-year.

This was a result of TP Group’s activity promoting options requiring more bandwidth, cutting-edge access terminals and packages including TV service, and longer contracts with preferential conditions other than access fee reductions.

In 2009 the trend was still for increased bandwidth in broadband lines subscribed to by customers, supported by TP Group’s marketing initiatives which lowered the price of higher bandwidth.

Facing a very competitive environment and an economic slowdown, TP Group remained the innovative leader TP Group continued to promote very popular bundle offers of broadband service plus digital TV, offered in both xDSL and DTH (satellite digital TV) technologies, which were accompanied by an extensive content offer.

Business Market

To meet the expectations of both small to medium enterprises and large, complex corporations, TP Group’s business portfolio includes providing, installing, configuring, management and monitoring of equipment, providing software applications and consulting.

In 2009, TP Group further expanded its data transmission portfolio, particularly In respect of network administration outsourcing services which are increasingly being customized. TP Group has also focused on the security of its services in order to guarantee high level data protection to its customers.

2009 saw a rapid development of business-dedicated IP VPN solutions. The service take-up was particularly high among large corporations and was also increasingly popular among medium-sized enterprises from various industries.

As in previous years, TP Group’s digital data transmission and Internet access (DSL) offers continued to be very popular in the SME segment and 2009 saw a substantial increase in subscriptions. Business customers are willing to sign up for this service which generally costs more than consumer Internet access offers and the aftermath of the economic crisis did not affect its growth.

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Mobile Telephony Activities

KEY INDICATORS

	2009	2008	2007
Revenues (in millions of zlotys)	7,745	8,620	8,064
Total customers (excl. MVNO) (in millions)	13.7	14.2	14.2
o/w contracts	6.6	6.2	5.6
o/w prepaid	7.1	8.0	8.6
o/w broadband (3G)	5.5	4.6	3.0
o/w broadband only (3G dongles)	0.4	0.4	0.2

Number of MVNO customers	0.1	0.0	0.0

ARPU (zlotys per month)	44.0	49.3	49.3
Postpaid ARPU	71.2	87.2	91.3
Prepaid ARPU	20.4	22.2	22.0
Voice ARPU	33.0	38.1	38.8
Data ARPU	11.1	11.2	10.5

Total AUPU (minutes per month)	135.8	112.6	101.4
Churn (%)	43%	42%	32%
Source: TP Group

Orange (the brand under which the TP Group subsidiary, PTK Centertel trades) had a total of 13,714 customers at the end of 2009, down 3% year-on-year compared with an average market growth estimated in excess of 2%. This reduction in the number of Orange subscribers can be attributed to two main factors:

•

the rationalization of the prepaid subscriber base in 2009 when SIM cards, whose expiry date had been extended as a promotion for low usage customers in 2008, finally expired;

•

new aggressive market players, mainly P4 (PLAY) but also MVNOs, who generated over 172% of the mobile services market growth by volume.

Nevertheless, the number of postpaid customers rose by 7.4%. The ratio of postpaid increased to 48% of customers at the end of 2009 (compared with 43% in 2008), which contributed to the increase in acquisition costs. Average acquisition cost per subscriber effectively grew by 12% in 2009. ARPU fell by 11% year-on-year, mainly as a result of the decrease in the average price per minute and a reduction in mobile termination rates.

Mobile Data Services

The mobile broadband Internet customer base (Edge and 3G data services) reached 388,000 customers at the end of 2009 (from 352,000 at the end of 2008), an increase of 10%.

In 2009, Orange continued to cover its network with HSUPA 2.0 (High Speed Uplink Packet Access) and HSDPA 7.2 (High Speed Downlink Packet Access), with a maximum speed of 7.2 Mbps. These technologies are already available in Poland’s major cities. More than 150 UMTS stations were installed in 2009 and, by the end of the year, 55.3% of Poland’s population was covered by UMTS/HSDPA technology.

Currently, the data portfolio includes Business Everywhere services for business customers as well as Orange Free (prepaid or postpaid) for residential customers.

In July 2009, Orange introduced a new category of mobile Internet services combining GSM/3G and CDMA access, by launching two new offers: Orange Free Pro and Business Everywhere Pro. As a result of simultaneous access to CDMA and GSM/3G (HSDPA and UMTS) networks, Orange mobile Internet services have the widest range in Poland. Customers in cities can connect using 3G technologies, while elsewhere they can use the CDMA network.

In the second half of 2009, Orange raised the data transfer limit for its customers to 35 GB. It now offers the highest limit in the market.

Since mid-November 2009, business and residential customers have been offered a fixed/mobile broadband bundle: with any fixed broadband offer they can benefit from a promotional offer of mobile Internet access (Orange Free 39.5 or Business Everywhere Mini), which features a 2 GB transmission limit and a subscription fee of 9 zlotys (ex VAT), among the lowest on the market.

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Other Developments in the Mobile Segment

Roaming

The number of roaming agreements continued to increase in 2009. As of the end of December 2009, Orange offered roaming services on 429 networks in 192 countries, including GPRS roaming on 209 networks in 83 countries and 3G roaming on 61 networks in 35 countries.

Roaming revenue growth slowed down as a result of another stage of roaming regulation initiated in June 2007 by the European Commission. In July 2009, the regulation again reduced wholesale and retail price caps for calls within the European Union and capped wholesale and retail SMS and data transmission rates (see Section 6.3.2.3 The Regulatory Environment). Roaming revenue was also affected by the global economic situation, which reduced foreign travel significantly.

Hosting

As at the end of 2009, PTK Centertel’s mobile network infrastructure was used by four virtual operators:

•

Avon Mobile Sp. z o.o., offering myAvon service;

•

MNI Telecom Sp. z o.o., offering different brands, including Simfonia and Ezo;

•

Aster Sp. z o.o., offering mobile services under its own brand name;

•

Telogic Polska Sp. z o.o., an MVNO (Mobile Virtual Network Enabler), which allows an MVNO to launch its operator activity (agreement signed in 2009).

In June 2009, the TP Group decided that Wirtualna Polska S.A. would focus on the development of its core business and discontinue its MVNO-type telecommunications service offers under the WPmobi brand.

Moreover, on May 6, 2009 PTK Centertel received from CenterNet S.A. a notice of termination of the domestic roaming agreement with immediate effect. According to PTK Centertel, this notice is not binding.

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TP Group offers

FIXED TELEPHONY AND INTERNET OFFERS

Type	Name / Price per month	Description
Fixed TP Group services	doMowy 60 TP plan/zł50	Fixed plan with call package: LC & DLD: 60 min (24 h) or 120 off peak
	doMowy 300 TP plan/zł70	Fixed plan with call package LC & DLD: 300 min (24 h) or 600 off peak
	doMowy 1200 TP plan/zł90	Fixed plan with call package LC & DLD: 1200 min (24 h) or unlimited off peak
Broadband Internet	• SuperInternet pro na prób- Prices the same as in SuperInternet promotion

Try and buy Neostrada promotion “SuperInternet pro na prób-”, which allows the customer to try Neostrada for 3 months and terminate the agreement before the end of the signed agreement, without penalties.

	• SuperInternet pro z odtwarzaczem DVD	Gadget offers connected to major promotions - DVD.
	• SuperInternet pro z nawigacj GPS	Gadget offers connected to major promotions - GPS.
	• Zamów neostrad- przez www	Gadget offers for clients who order Neostrada service via Internet.
	• Edukacja z Internetem – wł-cz szkoł-	All options for only zł29 per month. Offer dedicated to public schools based on agreement signed between TP Group and the Ministry of National Education.
	• Neostrada program for TP Group employees	Reduced rate discounts given for employees using Neostrada service.
• “zosta - z nami” promotion

This promotion is intended for Neostrada subscribers who do not renew their current loyalty offer, and move to an unlimited time offer. All customers will be migrated “automatically” to this promotion without signing a new contract.

	• Internet na dobry poczatek Only 256 kbps option from 1 zloty - only	Offer dedicated to customers who order Neostrada 256 kbps service option with 12, 24 and 36 month contracts.
Orange broadband Internet	Orange Freedom 1 MB / from zł49	Orange BSA BB with 1 MB speed; price: zł49 (24-month contract) or zł54 (12 months), no transfer limit
	Orange Freedom 2 MB / from zł59	Orange BSA BB with 2 MB speed; price: zł59 (24 month contract) or zł64 (12 months), no transfer limit
	Orange Freedom 6 MB / from zł89	Orange BSA BB with 6 MB speed; price: zł89 (24 month contract) or zł94 (12 months), no transfer limit
	Orange Freedom Pro / zł49	Orange BB in CDMA technology; speed max 1 MB/s; 3 GB transfer limit.

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MOBILE TELEPHONY OFFERS

Type	Name / Price	Description
Subscription and Mix	Orange abonament/mix zł75 per month	• 140 minutes all-in, net • 52 gr/min outside contract • Choice of 3 free services
	Orange abonament/mix zł100 per month	• 200 minutes all-in, net • 50 gr/min outside contract • Choice of 4 free services
	Orange abonament/mix zł200 per month	• 400 minutes all-in, net • 50 gr/min outside contract • Choice of 4 free services
Subscription and Mix / Only SIM – without a handset	Orange abonament/mix zł25 per month	• 80 minutes all-in, net • 59 gr/min outside contract
	Orange abonament/mix zł35 per month	• 120 minutes all-in, net • 57 gr/min outside contract • 1 free service
	Orange abonament/mix zł55 per month	• 200 minutes all-in, net • 55 gr/min outside contract • Choice of 2 free services
	Orange abonament/mix zł75 per month	• 280 minutes all-in, net • 52 gr/min outside contract • Choice of 3 free services
	Orange abonament/mix zł100 per month	• 400 minutes all-in, net • 50 gr/min outside contract • Choice of 4 free services
	Orange abonament/mix zł200 per month	• 800 minutes all-in, net • 50 gr/min outside contract • Choice of 4 free services
Prepaid	Orange GO	• The only decreasing rate plan in the Polish market with a per minute rate discount which increases according to the refill value. The 29 gr off-net option is available averaging a zł50 refill.

Distribution

TP Group has different types of distribution channels to address its customers needs:

•

direct distribution includes dedicated channels for business and residential customers respectively. Customer service is carried out by Orange/PTK Centertel’s outlets, TP Group’s outlets, direct sales center and the distance selling center. These distribution channels are the main points of contact with customers and provide a full range of products as well as after-sales services. These channels are TP Group’s investment priority, as they generate the highest margins. Customer service outlets are situated in primary locations of high intensity customer traffic. The distance selling centre offers mobile products to both residential and business customers, fixed/mobile Internet subscriptions, television services (Orange, TV), fixed-line voice services and value-added services (new tariff plans and TV packages). In the business market, the distribution network provides assistance to key account managers with respect to SIM card sales;

•

indirect sales networks operated by TP Group’s partners include business customer advisors (only on the B2B market), dealers, franchise outlets, direct sales to residential customers as well as retail chains and distributors. Business customer advisors, dealer outlets and door-to-door sales partners have access to basic sales applications only. Franchise agreements concluded with Orange/PTK Centertel are based on special cooperation and allow access to Orange/PTK Centertel’s CRM system;

•

the on-line sales channel used for selling mobile products to both residential and business customers as well as fixed/mobile Internet subscriptions and television services (Orange TV). This on-line sales channel has seen constant growth.

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The Network

Fixed Network

UNBUNDLING

(in millions)	2009	2008	2007
Total number of fixed lines	8,300	8,898	9,542
Total unbundling	51.6	1.6	0.0
Partial unbundling	19	0.09	0.04
Bitstream	456	348	132
Source: TP Group

In 2009, TP Group continued to enhance the infrastructure of its data networks, in particular IP VPN and broadband networks. This involved an increase in the capacity of global Internet links, IP backbone network expansion, enhancement of a network for aggregation of data traffic to and from customers, and an increase in the capacity of DSLAM (Digital Subscriber Line Access Multiplexer) access equipment.

A new system for dynamic management of access parameters was implemented for the ADSL broadband network, which will improve the quality and capacity of access lines for the majority of customers of both retail offers (Neostrada, Internet DSL) and wholesale regulated bitstream offers.

In addition, the infrastructure supporting multimedia services, (Videostrada tp, Video-on-Demand and Digital-to-Home satellite television), was expanded to increase the range of services and geographical coverage. This will enable the number of TV channels to be increased and more films to be available on a Video On Demand (VoD) basis.

Mobile Network

Coverage	2009	2008	2007
GSM Voice/Edge	99.5%	99.5%	99.5%
3G (UMTS)/HSDPA	55.3%	51.8%	25.5%
Source: TP Group

PTK Centertel, mobile division of the TP Group operating under the Orange brand, has been carrying out a project aimed at increasing its network capacity in order to meet the growing demand for voice and data services on both 2G (GSM) and 3G (UMTS) networks. This project is part of the implementation of a new generation of network infrastructure based on (3GPP) 3rd Generation Partnership Project (3GPP) standards.

In parallel, PTK Centertel also continued investments in 2009 in the CDMA network, which was launched commercially in December 2008. By the end of 2009, CDMA already covered 76.1% of the country and this technology is expected to cover the majority of Poland. The use of this technology will considerably raise the broadband Internet availability in rural on poorly urbanized areas, contributing to their economic development.

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Key Events

October 22

Memorandum of understanding signed between TP Group and the Polish regulator (UKE)

TP Group and UKE signed a memorandum of understanding concerning implementation of transparency and non-discrimination in inter-operator relations. This memorandum assumes stabilization of regulated wholesale rates by UKE until 2012, while TP Group will invest in a program providing around 1.2 million broadband accesses. TP Group undertakes to implement technical and organizational solutions to secure non-discriminatory access to Its information for alternative operators, rather than a physical separation of information systems.

The MoU also deals with legal cases between TP Group, UKE and alternative operators. These will be dealt with gradually, as the agreement is implemented.

October 9

New TP Group television packages

TP Group launched new television packages, giving satellite television customers access to 80 channels. These packages include sports, entertainment, educational, information or youth programs. All customers, regardless of the type of broadcasting method used, can take advantage of a promotional offer with a 10-month free period.

Extension of broadband offer based on CDMA technology

The Orange broadband access offer proved a success in 2009 with the take-up reaching 201,000 subscribers at the end of December 2009. CDMA is due to cover the majority of Poland’s territory and will help to reduce the problem of digital exclusion.

Perspectives

Although the global financial crisis affects the outlook for the Polish economy, more than one area of the telecommunications services market in Poland could be affected. While companies are reducing their expenditure, they are also seeking cost optimization solutions, in particular using telecommunication methods.

Internet access services and, due to their growing popularity, e-commerce and web advertising services are not expected to be very sensitive to the economic slowdown.

In addition, growth may be expected in the market for home entertainment products, such as pay TV.

However, another MTR reduction and the continuation of the price war in the mobile market may be expected in 2010.

Medium-Term Action Plan

TP Group’s objective for the next few years is to take full advantage of the opportunities brought by the Memorandum of Understanding with UKE. The Group will still focus on its core activity, where it will strengthen its position as leader and ensure healthy revenues and a solid financial position. Finally, the Group will respond to changing customer needs, developing an attractive range of services.

TP Group’s main priorities in the different markets are:

•

Fixed-line activities: to maintain and defend TP Group’s position. The priority is maintaining customer loyalty through the introduction of attractive tariff plans which will slow customer contract termination and the fall in the segment revenues.

•

Mobile activities: to regain market leadership by strengthening the Orange brand through an attractive range of both prepaid and postpaid services. In addition, TP Group is targeting the position of innovation leader in the mobile Internet market.

•

Internet access: to improve the offer by increasing speeds, extending the portfolio and including services based on innovative technologies. TP Group will expand the geographic coverage by investing in the fixed network and offering CDMA-based Internet access.

•

Data services: to retain market leadership by providing a complete service portfolio, offering both traditional (ATM, frame relay) and innovative (IP VPN, Metroethernet) technologies.

•

Television: to reach a critical customer mass and improve service quality through the use of cutting-edge technology and content development.

•

Convergence: to combine the full TP Group and Orange product portfolio to offer integrated and attractive solutions that will address customer expectations.

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6.3.3  United Kingdom

On April 1, 2010, after opening exclusive negotiations in September 2009 and in preparation for the T-Mobile UK/Orange UK equally-owned joint venture merger, France Telecom and Deutsche Telekom announced their creation of a joint venture. This new entity with provide its customers with more extensive network coverage, a broader network of own stores, better local presence, and improved services. The new entity will also be better equipped to invest in innovative services and to develop new technologies. In addition, given its size, the new player will be more effective in facing the other two major players on the UK market. For further information on the terms of this agreement, see Chapter 20, Note 3 Main acquisitions and disposals and changes in the scope of consolidation and Section 20.5 Significant change in the financial or commercial situation.

6.3.3.1   The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009	2008	2007
Population (in millions) (1)	61.6	61.2	60.8
Households (in millions) (1)	n/a	26.5	26.6
GDP growth (%) (1)	-4.8%	+0.6%	+2.6%
GDP per capita (PPP, $) (2)	35,165	36,358	35,512
Change in consumption per household (%) (1)	-3.2%	+1.0%	+2.1%
Sources: (1) Eurostat, 2009 (2) IMF, October 2009.

TELECOM SERVICES REVENUES
(IN BILLIONS OF POUNDS STERLING)

Source: Yankee Group, Dec. 09

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Yankee Group, Dec. 09

The UK entered into recession in the last quarter of 2008 which affected the consumers and the industry. Consumers have limited their expenditure across all areas including telecommunications, whilst many operators have implemented cost control practices; they have also enriched the product offering to support the consumer demand.

In terms of the number of users, the UK mobile market has become more saturated through 2009 with a penetration rate which reached 130% compared to 127% of the UK population in 2008 (Source: Yankee Group), while 13% of UK customers rely solely on their mobile for their telecommunications needs.

2009 has seen a significant rise in SIM only subscriptions as well as rapid growth in sales of mobile broadband subscriptions accessible by using a USB dongle device (sold as a standalone product or with a laptop computer depending on price and length of contract).

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Ofcom have reported that the mobile market in the UK was efficient, with effective competition driving usage by consumers, using more text and data services, as well as adopting mobile Internet. These factors have promoted the development of innovation, particularly of devices offering greater functionality while costing less.

Ofcom have further reported that bundled services are ever more increasing in popularity allowing UK consumers to obtain at a lesser cost two or more services from one provider such as mobile telephony (and/or fixed line telephone services) and broadband Internet.

Fixed Telephony Market

	2009e	2008	2007
Revenues (in millions of pounds) (1)	11,124	10,936	10,744
o/w PSTN access (1)	5,048	5,238	5,293
o/w PSTN communications (3)	4,166	4,412	4,768
o/w VoIP access (1)	31	43	57
o/w VoIP communications (1)	1,880	1,243	627

Number of lines (in millions)	41.2	39.3	36.6
PSTN access (1)	31.1	31.6	32.1
VoIP access (1)	10.0	7.6	4.4
o/w VoIP only (3)	2.3	1.8	1.2

Traffic
Traffic (PSTN millions of minutes) (2)	134,597	144,039	161,275
AUPU (minutes per month)	335	360	403
Sources: (1) Yankee Group, Dec. 09 (2) Ofcom, Feb. 10 (3) InfoCom, Sept. 09

In 2009, the number of public switched telephone network (PSTN) subscriptions represented 51.6% of the population, a decline of 1.0%, which had also been noted in 2008.

The decline in fixed traffic due to the increase of mobile usage for calls and messages was limited to 6.6% in 2009, after a decline of 10.7% in 2008 which was the largest decline of European countries (Spain, Italy, France, UK and Germany).

VoIP (voice over IP) is driving the telephony market growth thanks to the increase in the number of users and the increase in VoIP ARPU by 34% from £6.75 in 2008 to £9.05 in 2009.

The total PSTN revenues fell by 4.5% in 2009 and 4.1% in 2008 due to the evolution in the market towards lower rates and plans in order to retain fixed-line subscribers and develop usage.

Internet on the Fixed Network Market

	2009e	2008	2007
Broadband revenues (in millions of pounds)	5,007	4,739	4,235
Number of subscribers (in millions) (1)	19.1	18.3	17.1
Narrowband (2)	0.7	1.0	1.6
Broadband (1)	18.4	17.2	15.6
o/w ADSL (1)	14.5	13.6	12.2
o/w Cable and others (Sat and WiMax) (1)	3.9	3.7	3.4

Broadband ARPU (pounds per month)	23.4	24.1	24.7
IPTV subscribers (in millions) (1)	0.2	0.2	0.2
% of lPTV over ADSL accesses	1.1%	1.2%	1.3%
Sources: (1) Yankee Group, Dec. 09 (2) Point Topic Ltd, Aug. 09

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Fixed broadband offers in the UK are primarily based on DSL and cable technology. Broadband cable coverage rate in the UK is approximately 49%, and Virgin Media is the main cable operator, BT provides wholesale and retail DSL services, which cover over 99% of the population (Source: Ofcom, Consumer Experience Report, Dec. 09). BT’s competitors are able to offer retail broadband services by making use of the BT network, or by acquiring wholesale capacities at regulated prices or by installing their own equipment in BT local exchanges and renting the terminating segment from BT at regulated prices via Local Loop Unbundling.

According to Ofcom, 84% of the UK population has access to LLU services from at least one broadband access provider. The number of LLU lines in the UK passed the 6 million milestone in August 2009. The Carphone Warehouse (via its TalkTalk Group division) is the main provider, reporting 3 million LLU lines as of the end of 2009.

Only a very small proportion of users connect to the Internet via dial-up (an estimated 2% of UK adults according to Ofcom).

The capacities of broadband services sold in the UK have continued to increase in 2009, following BT Wholesale’s launch of an “up to 20Mbit/s” service in eligible areas where ADSL2+ technology has been rolled out. Meanwhile, Virgin Media has been promoting its 50Mbit/s service, launched in December 2008 and has gradually spread out its cable network during its network upgrade (DOCSIS3.0 standard).

The UK government’s Digital Britain report, published in June 2009, set the objective of delivering at least 2 Mbps broadband to the whole country by 2012 (“Universal Service Broadband Commitment”). The government plans to fund this commitment by creating a specific fund (Next Generation Fund), to which a 50 pence per month tax on all fixed copper lines will contribute.

BT has invested in a fiber-based broadband access platform (Next Generation Access), that BT launched in January 2010 aiming to serve around ten million UK homes and businesses by 2012. BT stated that it is committed to wholesaling its new fiber-based services to broadband providers and is offering the product at prices much lower than expected in the industry.

Mobile Telephony Market

	2009e	2008	2007
Revenues (in millions of pounds)	18,821	20,064	21,245
o/w postpaid (1)	13,508	13,990	14,786
o/w prepaid (1)	5,313	6,074	6,459

o/w voice (1)	13,575	14,687	15,823
o/w messaging (SMS, MMS) (1)	3,459	3,642	3,798
o/w data access (1)	1,787	1,735	1,624

Number of customers (in millions)	78.5	76.5	74.1
o/w postpaid (1)	31.2	28.9	26.2
o/w prepaid (1)	47.3	47.6	47.8
o/w active 3G customer base (1)	20.5	15.8	12.2
o/w Internet data subscribers only (1)	4.9	2.4	0.8

Total ARPU (pounds per month)	20.2	22.2	24.5
Postpaid ARPU	37.5	42.3	49.1
Prepaid ARPU	9.3	10.6	11.4
Data ARPU (excluding SMS, MMS)	1.9	1.9	1.9

Traffic (in millions)
Mobile outgoing minutes (2)	172,497	169,701	156,259
Number of outgoing SMS (2)	89,259	73,652	55,377
AUPU (minutes per month)	183	185	176
Sources: (1) Yankee Group, Dec. 09 (2) Ofcom, Feb. 10

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According to Yankee Group, the UK mobile market for 2009 in terms of revenues declined 6.2% (3% postpaid decline and 13% prepaid decline) driven by the economic climate and regulatory-based decline in mobile call termination rates. Data transmission revenues are the only area to show growth, up 3% in 2009 after a more than 7% growth in 2008. The popularity of the smartphone has improved revenue growth, with the iPhone in particular attracting new customers. In this area, Orange UK broke O2’s (owned by Telefonica) exclusivity regarding the iPhone in November 2009, as well as Tesco in December 2009 (on O2’s network) and Vodafone in January 2010.

Concerning the number of subscribers, the penetration rate of mobile phones reached 130% of the British population by end 2009, up by 3%.

2009 has seen the prepaid offer customer market gradually migrating to postpaid as the price and range of tariffs have become increasingly competitive with contracts on offer from as low as £5 per month. SIM only products have further segmented the market for both prepaid and postpaid offers with many operators offering many additional SIM cards.

The number of users of the 3G network has grown by two-thirds in two years, driven primarily by the types of handsets that are offered in the UK, particularly the smartphones. Demand for touchscreen handsets and more affordable smartphones is a strong market trend. In addition, 3G dongles which can be plugged into laptop computers to access Internet have accounted for half of the 3G user growth, increasing from one million in 2007 to five million in 2009.

The level of postpaid ARPUs has continued to decline due to the economic conditions pushing customers to manage their expenditure more closely. The strong competition on the UK market with various text message and voice bundles has also reduced the level of ARPUs. Growth in the number of SMS sent in 2008 reached 33%, and 21% in 2009, whilst voice minutes showed a modest growth of 2% corresponding to the increase in mobile subscriptions.

6.3.3.2   Competitive Environment

Fixed-Line Telephony and Internet

FIXED LINES SEGMENTATION

(in millions)	2009e	2008	2007
Total fixed lines	41	39	37
o/w consumer	33	31	28
o/w wholesale	8	9	9
Source: Yankee Group, Global Technology View, Dec. 09

Wholesale subscriptions declined by 11% in 2009 due to increased mobile usage as well as recessionary factors.

The consumer market has grown due to growth in the VoIP market as the Internet becomes faster and more reliable in the UK. Multi-play bundles remained the standard in the market, combining broadband Internet with call packages, and depending on the operator, fixed-line rental, TV services and/or a mobile plan.

BROADBAND INTERNET MARKET SHARE

Source: Enders Analysis, Nov. 09

The combined market share of the six largest providers on the Internet retail broadband market (BT Retail, TalkTalk Group/Tiscali, Virgin Media, BSkyB, Orange and O2) was over 90% in 2009.

BT Retail remained the largest provider by announcing that they crossed the milestone of five million broadband lines in December 2009. BT also announced that they planned to equip 40% of UK households with their Super fast broadband network by 2012, just in time for the Olympics, at a cost of 1.5 billion pounds.

The Carphone Warehouse (comprising TalkTalk, AOL and Tiscali) was the second largest provider, overtaking Virgin Media by a small margin. The TalkTalk brand has been the growth engine within Carphone’s broadband operations, positioning its offers at the value-end of the market. BSkyB continued to gain broadband market share in 2009 and achieved the highest customer net additions in the first three quarters of the year.

BSkyB, which is the largest Pay-TV provider in the UK with approximately 9 million customers, offers broadband and fixed telephony services at very competitive prices to its subscriber base.

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Virgin Media is still the leader in multi-play bundles, reaching a triple-play penetration rate of 60% among its cable subscribers in Q3 2009. The cable operator is able to differentiate its offers on its cable network thanks to the fastest broadband speeds available on the market and its advanced Video On Demand platform.

In July 2009 Virgin Media announced its 50 Mbps broadband offer was available to 12.5 million households compared to 5 million households seven months earlier. Virgin Media also announced that they are testing speeds of 200 Mbps.

In 2009, O2 has continued to promote its broadband services to its mobile subscribers at discounted prices. The mobile operator has announced plans to launch bundled fixed voice and broadband plans, as of March 2010.

Mobile Services

MOBILE MARKET SHARE

Sources: Ofcom for 2007 and 2008, Orange estimate for 2009

With Orange UK, there are currently four other network operators in the UK mobile telecommunications market: O2 UK, (subsidiary of Telefonica), Vodafone UK (subsidiary of Vodafone Plc), T-Mobile (subsidiary of Deutsche Telecom) and 3 (owned by Hutchison Whampoa).

In 2009, Orange increased its UK market share to 21.9% and reduced the gap with  Vodafone from 0.8 points to 0.3 points.

O2 (Telefonica) captured an additional 3% of market shares from Vodafone and T-Mobile mostly due to the success of the iPhone for which it had the exclusivity until November 2009. O2 focused on net customer growth by the iPhone, but also on the low end market with their “simplicity” SIM only offer, churn containment and migration of customers from prepaid to postpaid offers.

Vodafone broke the three year exclusive deal that they signed with Phones 4U in October 2006 and signed a new distribution agreement with The Carphone Warehouse during the second half of 2009.

Orange and T-Mobile have obtained clearance from the EU and UK Competition Bodies for a joint venture that will see the formation of a market leading mobile operator.

MVNOs operating in the UK market are: Virgin Mobile (owned by Virgin Media) and Fresh (owned by the Carphone Warehouse), which both use the T-Mobile network. There is also Tesco Mobile, a joint venture in which Telefonica O2 UK holds a 50% stake, and which uses the Telefonica O2 UK network.

6.3.3.3   Regulatory Environment

United Kingdom legal and Regulatory Framework

The operation of telecommunications networks and the provision of telecommunications services are regulated by the 2003 Communications Act and the 1949 Wireless Telegraphy Act amended in 1998 and 2006. In addition to the applicable UK legislation and the conditions stipulated in the licenses awarded to Orange, the regulatory framework for telecommunications is defined by Ofcom. The Competition Act, which entered into effect in March 2000, grants powers to Ofcom and to the director general of Fair Trading with regard to competition law. The Enterprise Act, enacted in November 2002, allows consumer associations to file “super-claims” with the Office of Fair Trading.

The Electronic Commerce Regulations of 2002 transpose directive 2000/31/EC and set the limits of responsibility of service providers for the information society. The Data Protection Act of 1998 and the Privacy and Electronic Communications Regulations of 2003 transpose the directives governing the protection of data.

Unsolicited communications are regulated by the Privacy and Electronic Communications Regulations of 2003, the Distance Selling Regulations of 2000, the Electronic Commerce Regulations of 2002, and the British Code of Advertising and Sales Promotion.

The Data Retention Regulations of 2009 and the Anti-terrorism, Crime and Security Act of 2001 define the data retention obligations. The Financial Services and Markets Act of 2000 regulates the provision of electronic money services.

For the presentation of regulatory risks, see Section 4.2 Legal Risks.

Authorities

The government department for Business, Innovation and Skills (BIS), which has replaced in June 2009, the department for Business, Enterprise and Regulatory Reform (BERR) is in charge of the telecommunications policy.

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Ofcom is the regulatory authority responsible for regulating fixed-line and mobile telecommunications, broadcasting and spectrum.

The authorities responsible for competition are the Office of Fair Trading (OFT) and the Competition Commission. Ofcom also holds powers regarding competition for the electronic communications sector and provides sector assistance for competition analysis in case of mergers.

Digital Britain

January 29	BERR issued an interim report on Digital Britain on UK plans for digital transition.
June 16	BIS issued its final Digital Britain report, with the ambition to secure the UK’s position as one of the world’s leading digital economies.
August 13	BIS consultation on changes to Ofcom’s duties: Promotion of investment in infrastructure and provision of an assessment of the infrastructure every two years.
September 30	Spectrum refarming: The Independent Spectrum Broker (ISB) submits a final report to the UK Government.
October 16	Consultation on the direction to Ofcom to implement the Wireless Radio Spectrum Modernisation Programme contains proposals in the event of market consolidation.
November 19	The Digital Economy Bill provides for the implementation of certain elements of the Digital Britain report.
December 11	Treasury consultation on implementing the landline tax: implementation of the levy on fixed lines to fund NGA roll-out, proposed by the Digital Britain report.

In January 2009, the BERR published an interim Digital Britain report which proposed five objectives:

•

modernizing and upgrading the UK’s fixed, mobile and broadcasting infrastructures to sustain Britain’s position as a leading digital economy;

•

providing a favorable climate for investment and innovation in digital content, applications and services;

•

offering a range of high quality public service content, particularly in news;

•

developing the nation’s digital skills at all levels; and

•

guaranteeing universal access to broadband, increasing its penetration rate and using broadband to deliver more public services more effectively and more efficiently.

In June 2009, BIS published the final Digital Britain report, with an overriding ambition which is to secure “the UK’s position as one of the world’s leading digital economies” and to offer “a strategic view of the sector, backed by a program of action”.

The key proposals of the Final Report are as follows:

Universal Broadband

•

Universal Service Broadband of 2 Mb/s for “virtually” every UK household in 2012.

•

Mix of provision modes including xDSL, fiber to the local sub-loop, mobile telephony and possibly satellite.

•

200 million pounds from direct public funding, supplemented by a government Strategic Investment Fund contribution.

Spectrum

•

Vodafone and O2 to retain their existing spectrum in the 900 MHz band.

•

Release of 2.6 GHz and 800 MHz bands for auction in late 2010.

•

Regional coverage and access obligations on all three 2x10 MHz spectrum blocks of the 800 MHz band.

•

Overall spectrum cap of 2x65 MHz per operator (in a five operator market) or 2x90 MHz in a four operator market.

•

3G licenses to be made “indefinite”.

With respect to spectrum refarming, spectrum negotiations with the Independent Spectrum Broker (ISB) resulted in a final report, submitted to the UK Government in September 2009. A public consultation by the UK Government on a Direction to Ofcom to implement the Wireless Radio Spectrum Modernisation Programme was issued in October 2009. The Government made specific proposals in the event of market consolidation.

Next Generation Access Networks (NGAs)

•

The objective is to bring NGA to the “Final Third” (33% of the U.K. population in less densely populated areas which will not be covered by private initiative NGA roll-out) by 2017 at the latest.

•

The Government will create a Next Generation Fund (NGF) to pay for this.

•

The NGF will levy £0.50 per month on all copper lines (including Cable) from 2010. It will raise up to 175 million pounds sterling per year. The Treasury proposed that the levy will also be payable on fiber connections.

•

The Network Design and Procurement Group will be responsible for holding tenders to deliver NGA to the “Final Third”.

Copyrights/ unlawful file-sharing on P2P

•

Ofcom will be placed under a duty to take steps aimed at reducing on-line copyright infringement.

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•

Ofcom will require ISPs to notify alleged infringers of copyrights that their conduct is unlawful (via “notifications”). ISPs will be required to keep trace of notifications sent to repeat infringers, to make them available to rights-holders together with personal details enabling their identification, on receipt of a court order. The rights-holders will thus be able to take targeted court action.

•

Subscription suspension is included in the list of technical measures that could be imposed.

Digital Content

•

The Technology Strategy Board will enable infrastructure providers, content owners and consumers to trial innovative projects on monetization of digital content.

•

Proposal has been made to change Channel 4 remit to champion and promote new talent and creativity.

•

Possible adaptation of ITV’s public service obligations in view of diminishing value of the licenses is envisaged. It may be necessary to ensure that ITV/Five programming remains available on all specified platforms and bring forward the re-valuation of licenses schedule.

Digital Skills & Inclusion

•

A consumer expert group will suggest recommendations in favor of the disabled.

•

The government will move towards a National Plan for Digital Participation.

In August 2009, BIS launched a consultation aiming at giving Ofcom two new duties: to promote investment in infrastructure and content alongside its duties to promote competition, and to carry out a full assessment of the UK’s communications infrastructure every two year.

The Digital Economy Bill, which contains the proposals which require primary legislation, is currently being examined by Parliament. Most notably, it includes provisions on unlawful file sharing, although the apportionment for the expenses entailed by the obligations provided for in the Bill has yet to be determined and is likely to be integrated into a separate Code of Practice.

Some proposals, such as universal broadband, do not require any legislative decision and are being pursued separately by the Government. The broadband levy will be implemented through separate finance legislation so that the first tax return will cover the period from October 1, 2010 to March 31, 2011.

The Digital Britain program has acted as a catalyst enabling significant progress to be made in ongoing workstreams parallel to the Digital Britain report (e.g. price regulation outside local loop unbundling areas, Next Generation Access networks regulation, Premium content).

Regulation of Electronic Communications

KEY EVENTS

April 2	Mobile call termination rates: Ofcom reviewed the mobile call termination rates of all five mobile network operators.
May 22	Wholesale tariffs: Ofcom adopted new tariffs for Openreach.
September 15	Retail market for access and telephone communications: Ofcom considered the market is competitive and removed obligations.
October 21	Fixed call termination market: The European Commission invited Ofcom to impose remedies (price control and non-discrimination) on alternative operators.
October 26	Wholesale line rental: Ofcom suggested new tariffs.
December 1	Wholesale tariffs: Ofcom consultation to review the regulatory treatment of retirement costs.
December 17	Mobile: Ofcom issued its final report on the assessment of the mobile telephony market.

Mobile Termination Rates (MTRs)

In April 2009, Ofcom published a decision confirming the revised mobile termination rates as determined in the Competition Appeal Tribunal’s judgment on appeals brought against Ofcom decision of March 2007 by BT and H3G.

	April 3, 2009 - March 31, 2010		April 1, 2010 - March 31, 2011 (before inflation)
	pence per min	euro cents/min	pence per min	euro cents/min
Vodafone	4.71	5.12	4.0	4.34
O2	4.71	5.12	4.0	4.34
T-mobile	4.84	5.26	4.0	4.34
Orange UK	4.84	5.26	4.0	4.34
H3G	5.83	6.33	4.3	4.67
Exchange rate as at April 1, 2009 (£/Euro = 0.9206)

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In April 2010, Ofcom submitted a four-year glide path of MTRs, running from April 1, 2011 to March 31, 2015 for public consultation. The proposed MTRs are given in the following table, and will be adjusted for inflation:

(pence per minute)	2010/11	20011/12	2012/13	20013/14	2014/15
Vodafone / O2 / Orange / T-Mobile	4.3	2.5	1.5	0.9	0.5
H3G	4.6	2.5	1.5	0.9	0.5

Ofcom noted that it would make its final decision in the second half of 2010.

Wholesale Tariffs

In May 2009, Ofcom announced the new ceiling for the price of full local loop unbundling at £86.40 a year as of October 2010 (compared to £81.69, previously), the shared access price remained unchanged at £15.60 a year (“New Pricing Framework for Openreach”). Consultations regarding the wholesale markets of unbundling and broadband are taking place in the first quarter of 2010.

In December 2009, Ofcom issued a consultation on the regulatory treatment of certain costs relating to employee retirement which may have some impact on the regulatory costs. Ofcom is considering publishing a decision at end 2010 taking into account the comments received.

Retail Market for Access and Telephone Communications

In September 2009, Ofcom adopted a final decision on the access to the public telephone network and telephones services, which established that competition on this market is effective. BT is therefore no longer designated as an SMP operator. Ofcom considers that wholesale market remedies alone are sufficient. BT now has the possibility to introduce innovative bundled offers.

Fixed Call Termination Market

Ofcom notified a draft decision on the fixed call termination market, suggesting imposing an obligation of transparency for alternative operators while maintaining the obligation to provide fair and reasonable call termination tariffs. In October 2009, the European Commission invited the UK regulator to impose on fixed termination rates an adequate ex ante control and a non-discrimination obligation on all communication providers. In February 2010, Ofcom adopted a decision on this market, imposing upon alternative operators to publish their fixed call termination rates.

Wholesale Line Rental

In October 2009, Ofcom proposed new tariffs for Wholesale Line Rental (WLR): the two current tariffs applied for Residential and Business WLR will be replaced by a single one. A new WLR Service will be offered to all customers, residential and business, at the price of £100.68 until March 2011.

WHOLESALE LINE RENTAL
	Current price (£)	Oct. 09 / March 10 (£)	2010 / 2011
Core subscription	100.68	100.68	RPI +3.8%
Transfer charge	2.00	3.00	RPI +3.8%
New connection	88.00	67.00	RPI -16%

In February 2010, Ofcom adopted a final decision in compliance with the October 2009 draft decision.

To summarize the main trends, Ofcom has started a process of removing the incumbent’s obligations on some markets. A number of Ofcom’s 2009 decisions are currently subject to appeal, especially the price ceilings for local loop unbundling and shared access, as well as the proposed tariff for wholesale line rental.

The frequency auction project (both 800 MHz and 2.6 GHz) needs a parliamentary approval. At the soonest, spectrum auctions could take place at the end of 2010 or in the first semester 2011. The frequencies in the 800 MHz band will not be available for telecom operators before 2013.

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6.3.3.4   Orange UK Activities

FINANCIAL INDICATORS

(in millions of pounds)	2009	2008	2007
Revenues	4,548	4,710	4,475
EBITDA	836	958	887
as a % of revenues	18.4%	20.3%	19.8%
CAPEX	316	360	356
as a % of revenues	7.2%	7.6%	8.0%
Source: Orange

Fixed Telephony and Internet Activities

KEY INDICATORS

	2009	2008	2007
Revenues (in millions of pounds)	210	247	276
Number of telephone lines (PSTN + FTTH - in millions)	0.8	1.0	1.1

Number of Internet customers (in millions)	0.9	1.1	1.4
o/w narrowband	0.1	0.1	0.3
o/w broadband	0.8	1.0	1.1
VOIP services subscribers	0.2	0.3	0.4

ARPU (pounds per month)	17.0	16.1	15.9
Source: Orange

Orange UK has seen a 3.4% decline in its revenues in 2009 due mostly to the economic conditions in the UK. The impact of the regulatory decline in mobile termination rates must also be highlighted.

During 2009, Orange UK introduced a price increase in its IPStream broadband offer in order to align with prices charged by the competitors and to provide a profitability base for the Internet segment. This increase has contributed to the 5.6% ARPU growth in 2009.

The number of Orange UK broadband customers fell by 16% in 2009 driven by the removal of the free broadband access offer in October. This coincided with the launch of Orange’s Super Fast BroadBand (SFBB) offer with speeds up to 20 Mbps. The SFBB very high bandwidth offer has evolved as the major selling point for operators.

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Mobile Telephony Activities

KEY INDICATORS

	2009	2008	2007
Revenues (in millions of pounds)	4,391	4,521	4,254
Total customers (in millions)	16.5	16.0	15.6
o/w postpaid	6.9	6.2	5.6
o/w prepaid	9.6	9.8	10.0
o/w 3G broadband	4.7	3.3	1.8
o/w broadband only (3G dongles)	0.3	0.1	0.0
MVNOs customers (in millions)	0.5	0.4	0.0

Total ARPU (pounds per month)	21.4	22.7	22.1
Postpaid ARPU	40.0	45.1	46.9
Prepaid ARPU	8.8	9.4	9.2
Voice ARPU	15.7	17.1	17.3
Data ARPU	5.7	5.5	4.8

Total AUPU (minutes per month)	179	179	160
Churn (%)	28.5%	28.2%	28.2%
Source: Orange

The decline in Orange UK revenues of 2.9% has been caused by ARPU dilution due to the competition created by the tariff bundles of other operators as well as the impact of the decline in mobile call termination. In 2009, Orange UK saw an 11.3% growth in its postpaid customers, i.e. 0.7 million more customers following a 10.7% growth in 2008. Despite the economic downturn, consumers were still willing to sign contracts with a 24 month commitment period, attracted by the handsets offered on such contracts, as well as the more advantageous rates of subscription offers.

As of 2009, Orange UK focused its efforts on the ‘Magic Numbers’ and ‘Orange Wednesday’ commercial offers which had a positive impact on sales. In addition, Orange sold over 200,000 iPhones since its launch in November, offered the very first £5 per month plan and updated its tariff offers for businesses. All these actions enabled Orange UK to increase sales but also to reduce the churn rate. Orange UK increased the customer loyalty rate by bringing the share of postpaid customers in its total customer base up by 3 points, now reaching 42%. Thanks to the 3G capacities of handsets, the Orange UK 3G customer base represented 28% of total customers at end 2009 (and 68% of postpaid customers), up from 21% in 2008 and 12% in 2007. In 2009, Orange UK launched ‘Phonefund’ for its prepaid customers which enables them to benefit from a reduction which is equivalent to 10% of the amount of their top-up when buying a new handset. The average revenues of the prepaid segment were maintained thanks to this offer as well as the ‘Bright Top-Ups’ offer.

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Orange UK’s offers

FIXED TELEPHONY AND INTERNET OFFERS

Type	Name / Price	Description
Broadband	Home Ultra from £21 (1)	Unlimited SFBB (2), free anytime UK voice calls, free international voice calls to 30 countries
	Home Max from £17 (1)	Unlimited SFBB (2), free evening and weekend UK voice calls
	Home Select from £9	Unlimited SFBB (2), voice calls go through own service provider
	Home Starter from £7	Unlimited SFBB (2), voice calls go through Orange
(1) Includes Orange Line Rental at £10.50 per month. (2) Super Fast BroadBand (SFBB): up to 20 Mbps download speed (8 Mbps in non-Orange network areas).

MOBILE TELEPHONY OFFERS

Type	Name / Price	Description – 24-month contract in brackets
Postpaid	Dolphin £25 Dolphin £30 Dolphin £35 Dolphin £40 Dolphin £45

18 mths, 200 minutes (400) anytime minutes, unlimited SMS

18 mths, 400 (600) anytime minutes, unlimited SMS (1)

18 mths, 600 (900) anytime minutes, unlimited SMS (1)

18 mths, 900 (1200) anytime minutes, unlimited SMS (1)

18 mths, 1,200 anytime minutes, unlimited SMS (1)

Postpaid	Racoon £25 Racoon £30 Racoon £35 Racoon £40 Racoon £45

18 mths, 200 (400) anytime minutes, 300 SMS, unlimited anytime calls to UK landlines

18 mths, 400 (600) anytime minutes, 300 (500) SMS, unlimited anytime calls to UK landlines (1)

18 mths, 600 (900) anytime minutes, 500 SMS, unlimited anytime calls to UK landlines (1)

18 mths, 900 (1200) anytime minutes, 500 SMS, unlimited anytime calls to UK landlines (1)

18 mths, 1,200 anytime minutes, 500 SMS, unlimited anytime calls to UK landlines (2)

Prepaid (Monkey)	£10 Top Up £20 Top Up £30 Top Up	300 Free SMS, Free Music 600 Free SMS, Free Music 1,000 Free SMS, Free Music
Prepaid (Dolphin)	£10 Top Up £20 Top Up £30 Top Up	300 Free SMS, Free Internet Browsing 600 Free SMS, Free Internet Browsing Unlimited SMS, Free Internet Browsing
Prepaid (Canary)	£10 Top Up £20 Top Up £30 Top Up	100 free evening and weekend calls 200 free evening and weekend calls 300 free evening and weekend calls
Prepaid (Camel)	5p per minute 10p per text 20p per minute	to over 50 countries any UK network, anytime any UK network, anytime
(1) Includes 500MB mobile Internet browsing on 24-month contract. (2) Includes 500MB mobile Internet browsing on any contract.

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Distribution

SEGMENTATION OF DISTRIBUTION CHANNELS (AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange

In 2009, Orange UK focused on the increase in volume of distance selling, on-line sales and direct sales compared with indirect distribution channels sales due to the increasing number of Orange stores. In particular, Orange launched stores within stores with Orange shops being located within HMV UK Limited stores in order to enhance the effectiveness of direct sales. The UK consumer also continues to be active in making purchases and subscribing to contracts via the Internet, which has enabled an increase in on-line sales volumes.

Within the indirect distribution channel there are two main store chains, The Carphone Warehouse (CPW) and Phones 4u (P4U). This channel also comprises a number of mass merchandisers which allow Orange to offer their products and services to a significantly larger audience, and to satisfy those consumers who prefer to choose from a host of operators in one location. Orange UK maintains strong working relationships within this channel. Orange UK has also successfully restructured its customer service, which enabled efficiency and customer satisfaction with regard to the sales method of products and services offered by Orange UK to be improved.

The Network

Fixed Network

UNBUNDLING (IN MILLIONS)

Source: Ofcom, Feb. 10

FIXED BROADBAND COVERAGE

	2009	2008	2007
Number of copper lines (in thousands)	830	1,000	1,138
Number of distribution frames (in thousands)	1.0	0.9	0.7
Source: Orange

In 2009 Orange UK expanded its MDF network from 946 to 977, increasing the unbundled coverage to 60% of the UK population. ADSL2+ was also rolled out in 2009.

Mobile Network

Coverage (as a % of population)	2009	2008	2007
GSM Voice / Edge	99%	99%	99%
3G (UMTS)	93%	93%	94%
Source: Orange

In the UK, Orange operates both 1800 MHz GSM and 3G mobile networks. The GSM license is indefinite with a one year notice of revocation, whilst the 3G license expires in December 2021.

Orange UK currently has the most extensive 3G network covering the most population according to a recent Ofcom report.

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Key Events

February

Launch of the Business Sense tariff to help companies get the best from their mobiles during the recession. At the same time Orange launched the Phone Fund which gives customers 10% of the amount of their top ups on their prepaid phone back towards the cost of their next phone.

March	Orange joined forces with Barclaycard to offer a mobile payment service with mobile telephones.
April

Orange UK and HMV reached an agreement to develop the “stores within stores” concept consisting in implanting an Orange store in 15 HMV branches. If successful, the concept will be rolled out in other branches.

May	Launch of Bright Top-Ups for prepaid customers, giving them the chance to win a prize each time they top up the credit on their mobile.
June	Orange’s mobile broadband network was voted the most reliable in the UK according to a YouGov study.
June	Orange UK launched the UK’s first £5 per month mobile plan, as well as new £10 and £15 plans to support UK customers during the recession.
September	Orange UK announced plans to create a joint venture with T-Mobile to form the UK’s largest mobile operator. Approval is being sought from the relevant competition authorities.
October	Orange UK launched Super Fast BroadBand (SFBB) with download speeds of up to 20 Mbps at no extra cost. Orange UK was also voted best network by readers of What Mobile magazine.
November	The final agreements relating to the merger in the United Kingdom of Orange UK and T-Mobile UK are signed.
November	Orange UK launched the iPhone, breaking the exclusivity deal held by O2 UK with Apple on the device.

Outlook

In 2010, Orange UK will focus on:

•

Continuing to pursue the strategy defined during 2008 to progress towards becoming the most popular telecommunications brand in the UK and to create long-term business value.

•

Strengthening the basics through a program of cost reduction and efficiency improvements whilst maintaining a dynamic and motivated workforce within Orange.

•

Reshaping the competitive position of distribution by favoring direct distribution channels and longer customer commitment periods, generating foundations for future growth.

•

Creating value by strengthening customer relationships, offering simpler, more beneficial, innovative and quality offers and to continue to revitalize and enhance the Orange brand.

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6.3.4  Spain

6.3.4.1   The Telecom Services Market

Key Macroeconomic Indicators

	2009e	2008	2007
Population (in millions) (1)	46.0	45.8	45.3
Households (in millions) (1)	17.1	16.9	16.4
GDP growth (%) (1)	-3.6%	+0.9%	+3.6%
GDP per capita (PPP, $) (2)	29,527	30,589	30,186
Change in consumption per household (%) (1)	-5.0%	-0.6%	+3.6%
Sources: (1) Eurostat, 2009 (2) IMF, October 2009

Whereas Spain enjoyed higher economic growth than most of its European partners during the first half of 2008, it was hit harder by the growth slowdown in 2009. GDP effectively declined by 3.6% and unemployment increased up to nearly 19% (compared to 10% for the Euro zone).

TELECOM SERVICES REVENUES
(IN BILLIONS OF EUROS)

Source: CMT

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: CMT

In terms of revenues, the Telecom sector was also affected by the crisis (-3.7% overall revenues) but relatively less than other industries. Fixed Internet revenues increased by 1.6% to 3.9 billion euros driven by the increase in the number of users (+5.9%) while fixed telephony revenues continued their decline (-11.7% vs. 2008). Mobile revenues decreased by 3.6% despite a 4.8% growth in the number of subscribers, due to lower usage and competitive pressure on prices. Other services revenues, notably wholesale, dropped by 5.6%.

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The customer bases of fixed Internet and mobile services continued to increase in 2009 (+5.9% and +4.8% respectively) though at a lower pace than in previous years due to economic downturn and increasing market maturity. Fixed Internet penetration rate reached 21% of total population, up by 1.1 points. Mobile telephony market penetration rate grew by 5 points, reaching 119% of the population. The number of fixed telephone lines decreased slightly (-0.6% vs. 2008) and the corresponding penetration rate remains stable.

Fixed Telephony Market

	2009	2008	2007
Revenues (in millions of euros)	6,195	7,013	7,197
o/w PSTN access	2,987	3,160	3,138
o/w PSTN communications	2,988	3,587	4,010
Number of lines (in millions)	20.1	20.2	18.6
PSTN access	19.3	19.4	18.2
VoIP access	0.8	0.8	0.4
Traffic (in millions of minutes)	67,186	73,762	77,545
AUPU (minutes per month)	292	317	351
Source: CMT

The number of fixed lines in 2009 reached 20.1 million, down by approximately 1% compared to 2008, which corresponds to population penetration rate of 44%.

Fixed telephony revenues decreased by 11.7% in 2009 after a 2.6% decline in 2008, due to the fall in PSTN voice services revenues (-6.8% after a 4.1% drop in 2008).

The decline in revenues is mainly explained by the decrease in customer base due to the combined impact of the economic crisis, fall in real state activity, fixed-to-mobile substitution, and migration from PSTN to VoIP.

Customer monthly usage decreased by 12.3% after a 9.5% decline in 2008.

Internet on the Fixed Network Market

	2009	2008	2007
Revenues (in millions of euros)	3,877	3,815	3,409
o/w narrowband	7	13	20
o/w broadband	3,363	3,253	2,837
o/w other Internet services (1)	506	549	553
Number of subscribers (in millions)	9.9	9.3	8.5
Narrowband	0.2	0.3	0.5
Broadband	9.7	9.0	8.0
o/w ADSL	7.7	7.2	6.3
o/w Cable	1.9	1.8	1.6
ARPU (euros per month)	33.7	35.8	34.9
Number of IPTV subscriptions (in millions)	0.8	0.7	0.6
% of lPTV over ADSL accesses	8.1%	7.9%	7.1%
Source: CMT

The fixed Internet market still shows significant growth in broadband customers (+7.5%) mostly in ADSL (+7.9%). The FTTx market is still very limited (10,000 accesses estimated in 2009).

The still dynamic Internet market is characterized by intense competition which leads to a reduction of the monthly ARPU (-5.8%). Despite a 5.9% growth in the number of customers, total revenues increased only by 1.6%.

Simple dual play offers (telephony and Internet) continue to be the standard in the Spanish market, and recorded a significant growth. Triple play offers including IPTV have grown by 5.9% in 2009 (8% of total broadband subscribers) while the total number of Pay TV subscribers remained at 4 million (of which 42% via satellite, 29% by cable and 18% by IPTV).

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Mobile Telephony Market

	2009	2008	2007
Revenues (in millions of euros)	14,527	15,075	14,903
o/w postpaid	12,119	12,392	12,118
o/w prepaid	2,328	2,553	2,671
o/w voice	10,359	11,289	11,732
o/w messaging (SMS, MMS)	1,572	1,745	1,712
o/w data access	1,443	1,108	750
Number of customers (in millions)	54.8	52.3	50.2
o/w postpaid	33.8	32.0	29.4
o/w prepaid	21.0	20.3	20.7
o/w data subscribers only	3.8	2.6	1.8
Total ARPU (euros per month)	22.6	24.5	25.7
Postpaid ARPU	30.7	33.6	36.6
Prepaid ARPU	9.4	10.4	10.7
Data ARPU (excluding SMS, MMS)	2.2	1.8	1.3
Traffic (in millions)
Mobile outgoing minutes	70,876	71,108	67,671
Number of SMS	10,577	11,726	14,393
AUPU (minutes per month)	110	116	117
Source: CMT

In spite of a high penetration rate (119.2 lines for 100 inhabitants), mobile telephony remained dynamic during 2009, finishing the year with 54.8 million customers, up by 4.8%. However, despite this customer base growth, mobile services revenues declined by 3.6% in 2009 for the first time since GSM activities were launched in 1995. Decline in revenues is the result of an ARPU reduction of 7.8% deriving from increase in price sensitivity and subsequent adaptation of customers behavior, particularly through optimization of their tariff offers and significant usage reduction (-4.6% AUPU).

Other main market trends in 2009 were the launch of new “low cost” MVNOs, the generalization of abundance offers (notably off-net), which have become a standard on the market and the strengthening of mobile broadband and browsing services.

6.3.4.2   Competitive Environment

Fixed Telephony and Internet

FIXED-LINES SEGMENTATION

(in millions of euros)	2009	2008	2007
Total fixed-lines	20.1	20.2	18.6
o/w retail-billed	13.1	13.0	12.9
o/w wholesale-billed	7.0	7.1	5.7
Source: CMT

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The fixed communications market is dominated by bundled dual play offers (IP telephony and broadband Internet access). Telefónica is the only relevant actor to keep on offering telephony-only services.

BROADBAND INTERNET MARKET SHARE

Source: CMT

The Internet services market is dominated by five main players (Telefónica, ONO, Orange, Vodafone and Jazztel) which cover over 90% of the market. ADSL services account for more than 80% of customers and the remaining 20% are served by cable (of which ONO covers 14%).

The competitive landscape remained unchanged in 2009, the three main players are still Telefónica, ONO and Orange while Jazztel and Vodafone have increased their market shares thanks to offers focusing on simplicity supported by advertising campaigns. Out of the market players, only Orange and Telefónica offer a full range of services, including Internet access, VoIP and Pay TV/VoD offers.

Mobile Telephony

MOBILE MARKET SHARE

Source: CMT

Mobile operators’ market shares are still strongly influenced by their market entrance date and the top three operators cover close to 95% of the market. Telefónica, which started GSM operations in 1995 under the Movistar brand, held 42.5% of the market at the end of 2009, Vodafone (formerly Airtel) followed Telefónica in 1996 and now has 30.5% of the market, while Amena, which was launched in 1999 and incorporated under the Orange brand, holds 21.4% of the market. Yoigo (owned by Telia Sonera) which obtained a UMTS license in 2000, started operations only in December 2006.

MVNOs started operations in October 2006: Carrefour, through the Orange mobile network, and Euskaltel through Vodafone, were the first mobile virtual network operators. At the end of 2009 circa 25 new MVNOs holding agreements with Telefónica, Vodafone and Orange had appeared. Orange is the leading MVNO network provider with almost 45% of the MVNO market subscribers covered. Yoigo and MVNOs have won 2 market share points in 2009, reaching 5.5%, mainly in prepaid segment based on segmented approaches (e.g. immigrants) and low tariffs.

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6.3.4.3   Regulatory Environment

Spanish Legal and Regulatory Framework

The 2002 European Regulatory Framework for Electronic Communications and Services was transposed in Spain by the general telecommunications law (Law 32/2003 of November 3, 2003), and by the Royal Decree 2296/2004 of December 10, 2004 on electronic communications markets, access to the network and numbering and the Royal Decree 424/2005 of April 15, 2005 on the provision of electronic communications services, universal service obligations and the rights of users. The telecommunications sector is also governed by Law 16/1989 of July 17, 1989, on the application of competition rules, amended by Law 53/2002 of December 30, 2002.

The Law 34/2002 of July 11, 2002, on the information society and electronic commerce, stipulates the obligations and liability limits that apply to the information society service providers. The applicable regulatory framework for data protection in Spain is based on Law 15/1999 relating to the protection of personal data and on Ordinance 999/1999 relating to security measures. In the area of protection of intellectual property rights, Law 23/2006 of July 7, 2006 amends Law 1/1996 of April 12, 1996 and transposes the European Directive 2001/29 concerning the harmonization of certain aspects of copyright and related rights in the information society.

See Section 4.2 Legal Risks, for information on risks related to regulations.

Authorities

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The Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información (SETSI), part of the Ministry of Industry, Tourism and Commerce, is responsible for activities relating to telecommunications and the information society.

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The Comisión del Mercado de las Telecomunicaciones (CMT) is the regulatory authority for the telecommunications and audiovisual sectors (excluding content).

•

The Competition Authority (Comisión Nacional de la Competencia - CNC) is responsible for the implementation of competition law in coordination with the sectoral authorities.

Mobile Telephony Regulations

KEY EVENTS

March 12	The CMT announces that the net cost of universal service for 2006 represents 75.34 million euros. Orange contribution amounts to 11%.
July 29	The CMT adopts a glide path for MTRs, applicable from October 16, 2009 to April 15, 2012.

Mobile Call Termination Rates

In July 2009, the CMT adopted a final decision on the glide path for mobile call termination rates (MTRs), applicable from October 16, 2009 to April 15, 2012.

€/min	10/2009-04/2010	04/2010-10/2010	10/2010-04/2011	04/2011-10/2011	10/2011-04/2012
TME, Orange, Vodafone and full MVNOs	0.061	0.055	0.049	0.044	0.040
Xfera (Yoigo)	0.091	0.078	0.067	0.057	0.049

Between October 2009 and October 2011, the glide path provides for a substantial decrease by 34% of MTRs for TME, Vodafone and Orange and by 46% for Xfera (Yoigo). During the same period, asymmetry will decline, falling from 49% to 24%. Since April 16, 2009 Orange implements the same mobile call termination rates as the other main mobile operators. Consequently the decrease in mobile call termination rates reduces Orange España’s interconnection imbalance, which has a positive impact on the operator’s accounts.

Spectrum

•

Licensing: the SETSI is currently updating the GSM and DCS licenses in compliance with the rules stemming from the Authorization Directive.

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Digital dividend: the SETSI has announced that the 790-862 MHz band will be attributed to mobile communications in 2015.

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Universal service

In March 2009, the CMT set the net cost of universal service for 2006 at 75.34 million euros. The contributions were divided as follows: Telefónica: 39% (29.30 million euros), Movistar (Telefónica Moviles España): 30% (22.98 million euros), Vodafone: 20% (15.03 million euros) and Orange: 11% (8.03 million euros). Orange España appealed the decision concerning the 2006 net cost and contested the calculation methodology.

In October 2009, the SETSI launched a consultation on universal service, proposing the extension of universal service to 1 Mbps broadband, regardless of the technologies used. The Ministry proposal to extend universal service to broadband will be discussed in 2010 after the European Commission revises the Universal Service Directive and could have effects in 2011.

Regulation of Fixed Telephony and Broadband Internet

KEY EVENTS

January 22	Wholesale unbundled and broadband access markets (2nd round): CMT decision regarding access to civil passive infrastructure and Ethernet regional bitstream access service.
February 12	FTTH: the CMT approved a resolution on the sharing of the terminating segment of optical fiber in buildings.
September 24	Wholesale offers: the CMT reduced the tariffs, improving the alternative operators’ competitive conditions.
October 1	Telefónica’s retail offers: the CMT reviewed the methodology applicable to margin squeezes.
November 19	Telefónica’s civil works: the CMT approved the reference offer.

Wholesale Unbundled and Broadband Access

In January 2009, the CMT adopted a final decision regarding the wholesale unbundled access market (2nd round), confirming the ex ante remedies. These remedies include access to civil passive infrastructure (ducts and other passive infrastructure in the public or private domain) and information obligations regarding migration to NGA networks.

The CMT also adopted a final decision on the wholesale broadband access market (2nd round), confirming the first round remedies for Telefónica and imposing the obligation to provide an Ethernet regional bitstream access service. The other remedies include cost orientation (prices must include a risk premium associated with NGA), cost accounting and accounting separation, prohibition of anticompetitive practices, transparency, publication of a reference offer, non-discrimination, and notification to the CMT of Quality of Service key performance indicators (KPIs).

FTTH

In February 2009, the CMT approved a resolution on the sharing of the terminating segment of optical fiber in buildings. The CMT imposes a set of generic obligations to be applied by all operators, such as reasonable access to the network, reasonable prices and transparency. Obligations shall be symmetrical and apply to the operator which first rolled out fiber in a building.

Wholesale Tariffs

As a result of Orange actions, the CMT modified the wholesale tariffs in September, thus improving the alternative operators’ competitive conditions:

•

a decrease of 31% in the shared access tariff (from €3 to €2.06);

•

a sharp decrease in bitstream access prices (-26% on a regional level and -23% on a national level);

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a decrease of Wholesale Line Rental price in order to align bitstream and WLR prices with naked bitstream prices.

Methodology Applicable to Margin Squeezes

In October 2009, the CMT reviewed its methodology applicable to margin squeezes. This review had limited impact on Telefónica’s retail offers. Orange’s claim in December 2008 against Telefónica’s promotion policy is still pending.

Civil Works Access Reference Offer

In November 2009, the CMT approved Telefónica’s civil works access reference offer. This offer applies to fiber and coaxial cable roll-out, including MDF and mobile base station connections, in densely populated areas. Relations between Orange and Telefónica have improved on the operational level, particularly with regard to the provision of regulated offers. In addition, the significant decrease of wholesale broadband tariffs in September had a positive effect for Orange España.

The debate on the provision of the future wholesale bitstream broadband offer continued in 2009: in addition to price reduction, discussions turned in favor of the provision of Ethernet services instead of IP services. The current issues are now on technical configurations (Mono-VLAN vs. Multi-VLAN). This debate is important for indirect access areas (bitstream) and for unbundled areas, in a context where Telefónica is rolling out a FTTC network affecting technical or commercial viability of ULL based services.

Concerning Telefónica’s ducts access reference offer, the decrease in prices which was carried out is lower than initially expected but is still well positioned compared to other European tariffs. However the offer is limited to urban stretches, façades are excluded and important issues (information services, alternatives for space unavailability in the ducts) are not sufficiently regulated.

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In terms of outlook for 2010, the CMT should adopt a final decision on the Ethernet bitstream offer in the first half of 2010 (technical architecture, conditions and pricing). Concerning symmetrical obligations on in-building cabling, negotiations are going on in order to agree on the sharing model for cabling.

6.3.4.4   Orange España’s Activities

FINANCIAL INDICATORS

(in millions of euros)	2009	2008	2007
Revenues	3,887	4,067	3,963
EBITDA	729	614	661
as a % of revenues	18.8%	15.1%	16.7%
CAPEX	440	569	624
as a % of revenues	11.3%	14.0%	15.7%
Source: Orange

Orange España, operating under Orange, Ya.com and OBS (Enterprise) brands offers fixed and mobile telecommunication services to more than 12 million customers in residential, professional, small business, medium business, large business and wholesale offers segments.

The activity in 2009 was impacted by macroeconomic environment, competitive pressure and negative regulatory impact on prices. In this context, Orange España total revenues in 2009 have decreased by 4.4% down to 3,887 million euros; fixed telephony and Internet services revenues dropped by 4.9% and mobile activities by 4.3%. Yet, despite adverse conditions, Orange España managed to keep the decline in revenues at 0.1% compared to 2008 excluding regulatory impact.

In 2009, Orange España successfully implemented a set of transformation programs and strong cost control policies, in order to improve operations efficiency and to reduce costs. Cost savings resulting from these programs have enabled Orange España to compensate the decline in revenues and to improve EBITDA by 19% vs. 2008, reaching 729 million euros in 2009.

Expenditures were reduced by 23% compared to 2008. Orange España adapted its investment strategy to the current and foreseeable market conditions, focusing mainly on growth-enabling investments.

Fixed Telephony and Internet Activities

KEY INDICATORS

	2009	2008	2007
Revenues (in millions of euros)	671	705	574
Number of Internet customers (in millions)	1.17	1.30	1.40
o/w narrowband	0.08	0.14	0.22
o/w broadband	1.09	1.16	1.18
ARPU (euros per month)	28.1	26.2	23.5
Broadband Internet	30.4	29.2	28.5
Source: Orange

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Orange España’s strategy in fixed telecommunication services in 2009 has focused in improving margins, optimizing mixed broadband access offers and offering value added services such as VoIP and IPTV (free bundle offers, Pay TV and Video On Demand).

The priority given to value has led to a slight decrease in the overall broadband customer base. The share of unbundled customers has increased by 6.9 points up to 81% of total broadband customers while the number of naked accesses has grown by 40.6% (+130,000 up to 450,000 customers at end 2009).

Broadband ARPU has increased by 4.1% up to 30.40 euros per month in 2009 while unitary access costs have decreased by 14.8% down to 7.60 euros per month in 2009.

Mobile Telephony Activities

KEY INDICATORS

(in millions of euros)	2009	2008	2007
Revenues (in millions of euros)	3,216	3,362	3,388
Total number of customers (in millions)	11.9	11.4	11.1
o/w postpaid	6.7	6.4	6.0
o/w prepaid	5.2	4.9	5.1
o/w 3G broadband	5.1	3.3	1.6
o/w broadband only (3G dongles)	0.35	0.19	0.07
Number of MVNO customers	0.75	0.53	0.23
Total ARPU (euros per year)	22.3	24.4	25.2
Postpaid ARPU	34.2	37.2	40.0
Prepaid ARPU	7.0	8.4	9.0
Voice ARPU	18.8	21.0	22.1
Data ARPU	3.5	3.4	3.2
Total AUPU (minutes per month)	149.6	148.4	140.2
Churn rate (%)	32.2%	32.4%	34.1%
Source: Orange

Orange España is still the leader in the segment of adjustable plans, SIM only offers, inexpensive and ready to use packs and data communication flat rates (Internet and Business Everywhere).

In the prepaid segment Orange España has launched a new abundance offer (the only one existing on the market at end 2009), the new BicPhone pack and Internet Everywhere offer (first prepaid broadband offer on the market).

In the postpaid segment, Orange España has widened its range with new offers specially designed for price-sensitive heavy users (e.g. “Tarifa Plana 24 mini”, SIM card only “Basico Orange” offer and “Generacion 6”). Orange is also competing in the growing market of mobile broadband Internet with dedicated offers and smartphones (e.g. HTC Hero Android, exclusively available for Orange customers).

In B2B market Orange España continues to lead the abundance offers category with flagship services such as “4h + 4”. In terms of mobile broadband, Orange España has reinforced its value added service offers such as remote assistance to PCs (configuration and troubleshooting) and financing of PC terminals.

Thanks to its offer portfolio Orange España has increased its customer base by 4.4% compared to 2008, reaching 11.9 million subscribers in 2009. The number of customers using 3G services has grown by 57.3% up to 5.1 million and the number of Internet Everywhere and Business Everywhere mobile broadband users has doubled (350,000 customers in 2009). Overall ARPU declined by 8.5% mainly due to regulatory impact (-4.9 points) but also driven by competitive pressure on prices.

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Orange España’s Offers

FIXED TELEPHONY AND INTERNET OFFERS

Type	Name / Price	Description
ADSL (Residential)	All in One, €34.95/month	Includes ADSL at maximum speed, free calls to domestic fixed lines and to one selected Orange mobile line, TV entry package, free livebox (advanced routing device) and monthly line rental.
	ADSL 6mb+calls, €24.95/month	Includes ADSL at 6mb, free calls to domestic fixed lines and free WiFi router.
	ADSL 6mb+calls+line rental, €39.95/month	Includes ADSL at 6mb, free calls to domestic fixed lines, free WiFi router and monthly line rental.
	Ya.com Total 10mb, €32.95/month	Includes ADSL at 10mb, free calls to domestic fixed lines, monthly line rental and free WiFi router.
	Ya.com Total 3mb, €29.95/month	Includes ADSL at 3mb, free calls to domestic fixed lines, monthly line rental and free WiFi router.
Internet ADSL Dual Play (Enterprises)	Internet Sin Esperas Pro (Instant BroadBand) Monthly fee, €33/month

Targets SOHOs and small SMEs: Includes ADSL at 4 Mbit/s and flat rate for calls to national fixed lines (Voice over IP). 3G modem and daily tariff for mobile broadband (€2,5/day with the 3 first months for free).

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MOBILE TELEPHONY OFFERS

Type	Name / Price	Description
Postpaid abundance offer (Residential)	Tarifa Plana 24h, €59

Includes 500 minutes per month to fixed domestic lines, 500 minutes to mobile lines (out of bundle traffic is billed at 18 cents/minute) and free domestic SMS every day from 6pm to 8am (out of bundle traffic billed at 15 cents/SMS).

Tarifa Plana 24h Mini, €29.90 (until Dec. 31, 2009)

Includes 300 minutes per month to fixed domestic lines, 300 minutes to mobile lines (out of bundle traffic is billed at 18 cents/minute) and free domestic SMS every day from 6pm to 8am (out of bundle traffic billed at 15 cents/SMS).

Postpaid offer (Residential)	Contrato Generación 6, At least €6 per month	Traffic billed at 6 cents/minute and 6 cents/SMS from 6pm to 8am from Monday to Friday, weekends and holidays. Out of bundle traffic billed at 24 cents/minute.
Contrato Único Básico, At least €6 per month

Free calls to Orange lines from the 2nd call up to 1,000 minutes per month; traffic over 1,000 minutes is billed at 9 cents/minute. Traffic to other operators: calls cost 9 cents/minute and SMS cost 9 cents.

	40 movil by Orange	Calls to Orange lines at cents/minute. Calls to other operators at 36 cents/minute. SMS 15 cents.
Data tariffs postpaid (Residential)	Tarifa Internet Everywhere Unlimited, €39	Unlimited data traffic. Maximum speed up to 5Gb traffic per month and 128kb beyond this limit.
Data tariff prepaid (Residential)	Tarifa Internet Everywhere Prepaid, €3.90/day	Unlimited data traffic per day connected. Maximum speed up to 250mb traffic per day and 128kb beyond this limit.
Voice and Internet offer (Residential)	Tarifa Plana Voz e Internet €49/month

Free calls to both domestic mobile and fixed lines from 6pm to 8am up to 700 minutes per month and 60 minutes per call to mobile lines. Out of bundle traffic billed at 18 cents/minute. Free Internet access traffic up to 2Gb. Out of bundle traffic billed at €4/100Mb limited to a maximum of €90 per month.

Postpaid abundance offer (Enterprises)	4h + 4 and 4h + ocio €30/month	Free calls during 2 eligible time frames: 4 straight hours per labour day or 4 hours plus leisure time (8pm to 8am). Out of bundle traffic billed at 12 euro cents per minute.
Postpaid save offer (Enterprises)	Plan Oficina €30/month	Free calls on working hours, from 8am to 8pm on labour days. Set up fee at 15 euro cents per call. Out of bundle traffic billed at 15 euro cents per minute.
Postpaid (Enterprises)	Mobile e-mail and Browsing (DATA) from €8/month	Unlimited e-mail access.
IEW pro & Financed PC Bundle Multiple options available from €32/user/month

Single monthly fee per user including mobile broadband access, PC, and value added services (delivery on customer’s premises, set up, training, and advanced 24/7 support). The offer includes a range of 4 PCs (including Netbooks and Notebooks) by Toshiba.

	Orange Care Handset insurance from €3/month	Three options according to device price and coverage: minimum (€3/month), optimal (€4,5/month) and plus (€7,5/month).

Distribution

SEGMENTATION OF DISTRIBUTION CHANNELS (ASA% OF CUSTOMER ACQUISITIONS)

Source: Orange

Orange España’s physical distribution network consists of 3,125 points of presence comprising:

•

its own shops;

•

franchises;

•

specialized shops under the Orange brand;

•

non-exclusive specialized shops;

•

and a network of retailers.

Orange España also distributes its services through distance selling channels, and its own on-line portal.

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Orange España’s distribution is evolving towards an increasing presence of direct (exclusive) channels, now representing 78% of total sales. Within the direct channel, Orange focuses on own shops, franchises and its on-line portal. In 2009, 40 franchises and 9 own shops were opened while the share of on-line sales increased up to 5.5% of total sales.

The Network

Fixed network

UNBUNDLING (IN MILLIONS)

Source: Orange

FIXED BROADBAND COVERAGE

Fixed Broadband coverage	2009	2008	2007
Number of (accessible) copper lines (in millions)	12.79	12.75	10.54
Number of households which can be connected by FTTH	2,334	160	0
Number of NRAs (in thousands)	585	579	502
Source: Orange

Orange España’s access infrastructure, based on its own optic fiber network and extensive ADSL roll-out, enables delivery of advanced telecommunication services, including broadband Internet access, VoIP, TV streaming, VoD and advanced business services.

In 2009, Orange España focused on the integration of Orange and Ya.com fixed networks unifying both architectures and optimizing geographical roll-out and investments in Telefónica’s MDFs. Integration will enable maintenance to be consolidated, to improve service to customers and to reducing operating costs.

In 2010, Orange España will continue the integration of Ya.com and Orange networks by implementing a single operating chain. Roll-out of convergent technologies (IMS service platform) and pilot operations on broadband (FTTH) networks will prepare future service evolution.

Mobile Network

Coverage	2009	2008	2007
GSM Voice / Edge	99.2%	99.2%	98.8%
3G (UMTS) / HSDPA	84.8%	83.3%	82.0%
Number of 2G radio sites	15,846	15,376	14,271
Number of 3G radio sites	8,965	7,621	6,293
Source: Orange

In 2009 Orange España focused on selective HSDPA/HSUP roll-out and 3G indoor coverage for homes (in cities with more than 25,000 inhabitants). 1,650 B Nodes (radio transmission with cells units) were installed in cities with between 1,000 and 25,000 inhabitants within the RAN Sharing agreement with Vodafone.

Along with roll-out efforts, new projects aiming at improving efficiency and reducing costs have been implemented, such as internalization of leased lines, infrastructure-sharing with other operators and several energy saving.

Orange España’s priorities for 2010 aim to continue to improve service quality (coverage & capacity), to adapt mobile backhaul architecture (to cope with increasing usage of broadband IP connectivity, data communications and content services) and to renew the cost reduction plan.

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Core and Transport Networks

Orange España is switching its transport and core networks to a unique and convergent model based on IP architecture, Mobile IP protocols, WDM and PSTN renewal, in order to anticipate customers’ needs and the future of data flows while ensuring a high level of security and quality of service.

Key Events

February	Launch of the loyalty program Puntos Orange for mobile and ADSL customers. Orange customers are rewarded, based on consumption and seniority, with a new mobile phone along with new customized offers.
February	The European Commission’s Intelligent Energy Europe Program awards Orange with the Best Awareness Campaign for its program aiming at responsible energy consumption.
March

Launch of the first Orange branded mobile Orange Vegas. Fusion and prepaid customers can enjoy this innovative mobile phone (2.4” touchscreen, GSM/GPRS, Bluetooth, 1.3 MP camera, only 80 grams, etc.) for a very competitive price.

June

Orange broadcasts the first live 3D sport event in Spain. Thanks to the cooperation with France Télévision and the French Tennis Federation, Orange broadcasted the Roland Garros 2009 final for more than 800 people in Madrid and Valencia cinemas.

June

France Telecom receives a 300 million euro credit from European Investments Bank to finance investments in Spain from 2008 to 2010. Including the extension and modernization of both 3G and ADSL network, and their integration according to the Orange España 2012 strategy presented by France Telecom.

June

Orange replaced Al-pi brand by Orange Business Services in Catalonia in order to finalize the integration process of Al-pi. This brand brings together all the corporate activities of Orange Group in Catalonia, for both fixed and mobile communications.

September

Orange reduces its bundled ADSL offer prices. Taking advantage of the reduction of bundled ADSL prices approved by the CMT, Orange offers its ADSL 6Mb+national calls pack, with line rental included (for customers that are not located in the Orange network area) for only €39.95/month (i.e. €10 savings every month).

October

Opening of Orange branded shops in El Corte Ingles department stores. The first 11 shops were opened in September and October in Madrid, Barcelona, Seville, Murcia and Saragossa sites. This initiative is part of the program to open 300 Orange shops in Spain in the next two years with an estimated 80-100 million euros investment cost.

November

Orange launches its new Livebox in Spain. The new device includes WiFi-n technology able to deliver a theoretical speed of 130 Mbits per second, offering enhanced signal range and 50% quicker connections than the conventional WiFi connection. It also enables better coverage, making it easier to use multimedia freely around the home.

November

Orange runs a commercial offensive on the prepaid market. New flat rate offer for only €6/week, €0/minute for all national calls Mondays to Fridays 6pm-8am (24/24 during weekends). Also new on the Spanish market: Orange’s prepaid customers will be able to choose among the totality of handsets offered by Orange and not only among prepaid models. Finally, the Puntos Orange loyalty program is also offered to prepaid customers, giving them access to a wide range of high-end handsets, customized offers, etc.

Outlook

The Spanish market is faced with challenges associated to market intensification, traditional business maturity and a worse economic downturn than other European Union countries. Nevertheless, there are still significant growth opportunities mainly in broadband (fixed and mobile) and new services. In this context, Orange holds a privileged position to emerge as the main alternative operator for the provision of telecom services in Spain.

To reach this goal, Orange España will further implement its transformation program, focusing over the next years on strengthening commercial leadership, improving customer satisfaction and its operational efficiency.

Main priorities to strengthen commercial performance concern:

•

innovation in tariffs and products, maintaining the leadership in flat rates and voice & data bundles;

•

further development of the distribution networks;

•

evaluation of next generation services;

•

use France Telecom resources to accelerate time-to-market.

Main priorities to improve customer satisfaction concern:

•

operational excellence based on light support functions;

•

differentiation between the customer contact and customer support functions;

•

the development of loyalty programs;

•

launching of innovative offers.

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Main priorities to optimize efficiency concern:

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the program to streamline operations, network and IT both in mobile and broadband businesses;

•

use of synergies within the fixed business and operating platforms;

•

expenditures optimization and expense reduction thanks to the strengthening of network sharing and the streamlining of purchases.

6.3.5   Rest of the world

6.3.5.1   Other European Countries

Belgium

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions) (1)	10.8	10.7	10.6
Households (in millions) (3)	4.6	4.6	4.6
GDP growth (%) (1)	-3.0%	+0.8%	+2.8%
Per capita GDP (PPP, $) (2)	35,683	36,416	35,434
Change in household consumption (%) (1)	-1.6%	+1.0%	+1.6%
Source: (1) Eurostat, 2009 (2) IMF, October 2009 (3) FPS Economy, SMEs, Self-Employed and Energy

TELECOM SERVICES REVENUES
(IN BILLIONS OF EUROS)

Source: Idate, January 2010

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Mobistar estimates

The Belgian telecommunications market is following the same trend as other mature Western European markets, namely a decline in fixed-line telephony (4.6% fall in the number of lines) and an increase in the number of mobile customers (with 2G customers decreasing but 3G customers growing). The mobile penetration rate is now well above 100%. The fixed broadband market is still strong, with double-digit growth over the year.

Voice over IP is starting to take off, but still accounts for less than 20% – a small proportion of broadband customers (Source: Idate).

Triple-play and convergence offers are becoming the rule in the Belgian market. Pricing pressure stemming from both regulation and the fierce competition between the three main players has compounded these trends.

The fixed broadband market is dominated by Belgacom, the incumbent operator, which has market share of 50.5%, and cable operators, which account for 36.5% of the market: the level of full unbundling of the local loop is fairly low and prices are relatively high. Fixed broadband offers have evolved towards broads television services provision, and the incumbent operator has built up its position in this field thanks to heavy promotion of its triple-play offers.

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Mobile Telephony

	2009e	2008	2007
Revenues (in millions of euros)	4,061	4,039	4,074
o/w post-paid	2,758	2,820	2,904
o/w prepaid	1,303	1,219	1,169
Number of customers (in millions)	11.6	11.3	10.5
o/w post-paid	5.3	5.2	4.7
o/w prepaid	6.3	6.2	5.9
Total ARPU (euros per month)	27.4	28.8	30.2
Source: Mobistar estimate

The mobile market is split more evenly between the three main players, Proximus (Belgacom’s mobile telephony brand), Mobistar and Base. Mobistar increased its market share slightly to 35% in value, thanks to Mobistar’s strong position in the very buoyant smartphone segment.

The smartphone market grew significantly in 2009 thanks to the launch of equipment and appropriate offers. Consequently, the proportion of data revenues in total mobile revenues has grown and data revenues increased substantially year on year (+13.5% in both 2008 and 2009). This trend partially offset the decline in ARPU linked to price pressure (stemming from regulations and competition).

The mobile broadband market also started growing thanks to the launch of numerous offers by the three operators.

In the business market, 2009 was characterized by extremely tough competition and the impact of the financial crisis on business activity. Companies have reined in their telecommunications spending, either by reducing their fleet size or trimming consumption.

The slight decline in ARPU from €28.76 to €27.43 stemmed from the combined impact of regulations, competition in the consumer and enterprise markets and growth in mobile data revenues.

The Competitive Environment

MOBILE MARKET SHARE

Source: Mobistar estimate

Competition continued to intensify in 2009, with operators vying to acquire customers and foster loyalty in a saturated market. According to Mobistar estimates, the number of active SIM cards in the Belgian market represented 108% of the population at the end of 2009.

Proximus has retained its market leadership thanks to increasingly convergent offers, in line with Belgacom’s strategy. Mobistar has staked out its position as the operator providing Belgium’s best smartphone offer and attractive postpaid offers. Base (the brand of KPN Group Belgium) continued with a very aggressive customer acquisition strategy, particularly in the prepaid market.

Offers and promotional operations are becoming increasingly aggressive, and are tending to become a permanent feature of the market. 2009 saw the launch of prepaid offers including thousands of free SMS, not to mention mobile broadband offers (as post-paid as well as prepaid offers).

The proportion of post-paid and prepaid services remained fairly stable in the Belgian market in 2009. Some operators are nevertheless seeing heavy consumers of prepaid offers move over to post-paid offers.

Convergent offers have also emerged (triple and quadruple play). Belgacom, for instance, offers the Explore range for the business segment, which includes a full series of convergent services.

Lastly, cable operator Telenet (which is an MVNO on another operator’s network) took an original initiative in the mobile market, launching a new type of handset subsidy in the consumer mobile market in October 2009.

This initiative is likely to have an impact on the market in 2010.

MVNOs (mobile virtual network operators) have also consolidated their market share in niche segments (mainly ethnic), although their overall share of the Belgian market remained stable in 2009, and the three main players, Proximus, Mobistar and Base, confirmed their positions.

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The Regulatory Environment

Legal and Regulatory Framework

The 2002 regulatory framework for electronic communications networks and services is transposed in the law on electronic communications of June 13, 2005, amended the last time by the law of December 30, 2009.

The law on the protection on economic competition of September 2006 was completed in 2009.

Authorities

The Ministry for Simplification & Enterprises is in charge of electronic communications and information society.

The Institut belge des services postaux et des télécommunications (IBPT) is the regulatory authority for the telecommunication sector.

The three media regulators in charge of broadcast issues in each Belgian Community have also to be consulted by the BIPT on some decisions that could impact broadcast services.

The Competition Council is in charge of the promotion and the effectiveness of competition.

Regulation of Mobile Telephony

KEY EVENTS

January 15	Electromagnetic fields: The Constitutional Court rejected the operators’ appeal against the ordinance of the Brussels Region to impose a 3V/m cumulative norm.
March 27	Licensing: The Belgian Council of Ministers approved the royal decree extending the 2G licenses until 2015 but postponed its entry into force.
May 26	Competition: The Competition Council fined Belgacom Mobile 66 million euros for abuse of dominant position by squeezing prices on the mobile market in 2004 and 2005.
June 30	Mobile call termination rates: The Court of Appeal annulled the MTR levels defined by the IBPT for 2006 and 2007 as well as the IBPT decision imposing additional decrease as from February 2008.
July 17	Licensing: The Council of Minister adopted a Royal decree extending 2G licenses until 2021, not entered into force.
September 22	Licensing: The Court of appeal annulled IBPT’s decision regarding Mobistar’s license.
October 2

Competition: in the damage claim procedure against Belgacom Mobile, the legal experts issued a draft report with damages caused by Belgacom Mobile abuses against KPN Group Belgium & Mobistar totaling 1.18 billion euros.

November 18	Spectrum: The IBPT launched a public consultation on a draft law whose objective is to define spectrum fee methodology in the case of license allocation and renewal.
December 23

Spectrum: The IBPT launched a public consultation on the draft law amended whose objective is to define spectrum fee methodology in case of license allocation and renewal, as well as on draft Royal decrees relating to 2G renewal, 4th MNO conditions and 2.6 GHz band allocation rules.

February 2010	Mobile call termination rates: The IBPT issues a draft decision for consultation on a glide path which reduces MTRs to 1.07 euro cent/min in January 2013.

Electromagnetic Fields

In January 2009, the Constitutional Court rejected the appeal of the operators against the ordinance of the Brussels Region to impose a 3V/m cumulative norm. This ordinance has been completed by secondary legislation in H2 2009. However, since January 2009, Brussels authorities have imposed a moratorium regarding the delivery of building permits preventing the mobile network operators from installing new antennas.

In April 2009, the Walloon Parliament also adopted its own norm (the 3V/m non-cumulative norm). The Flanders Region is currently discussing the issue.

Licensing

In March 2009, the Belgian Council of Ministers approved a royal decree extending the 2G licenses until 2015 and postponed the royal decree publication to organize a public consultation on the 2G licenses extension until 2030.

In July 2009, the Council of Ministers adopted a Royal decree extending 2G licenses until 2021, including renewal fees and defining allocation procedure for a new entrant. This Royal decree has still not entered into force.

In September 2009, the Court of appeal annulled IBPT’s decision regarding Mobistar license for lack of motivation and violation of the rules governing the consultation of the media regulators. Based on this decision, Mobistar’s license has been extended until November 2015.

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In December 2009, the IBPT launched two successive consultations regarding a draft law that would define the methodology for spectrum fee in case of initial licenses and license renewal, as well as a draft Royal decree on 2G renewal, 4th mobile network operator’s conditions and 2.6 GHz spectrum allocation.

Competition

In May 2009, the Competition Council fined Belgacom Mobile 66 million euros for abuse of its dominant position by squeezing prices on mobile market in 2004 and 2005.

Mobistar has appealed this decision and requested the Court of Appeal to annul it mainly because it rejected the grounds of abuse of dominant position against Belgacom Mobile concerning the loyalty discounts during the years 2002-2005, discrimination on-net / off-net for the period 2002-2005 and margin squeeze for the years 2002-2003. Belgacom Mobile and KPN Group Belgium have also appealed that decision.

Following the Competition Council decision, several operators among which Mobistar have also claimed damages for compensation to Belgacom Mobile because of its abuses before the commercial court. Concerning the damage claim procedure lodged by KPN Group Belgium against Belgacom Mobile, the legal experts designated by the commercial court, issued a draft report in October 2009. This draft report confirmed the abuse of the dominant position of Belgacom Mobile during the years 1999 – 2004 and the damages suffered by both KPN and Mobistar. It evaluated the damages for both parties together to be 1.18 billion euros. The parties have to communicate their comments to the experts that will have to finalize their report and send back the file to the Court.

Mobile Call Termination Rates

In June 2009, the Court of Appeal annulled the MTR levels defined by the IBPT for the years 2006 and 2007, as well as a complementary IBPT decision dated December 2007.

In February 2010, the IBPT issued for consultation until March 2010 a glide path which provides for yearly MTR decreases to reach 1.07 euro cent/min for all operators in January 2013.

The draft decision anticipates that the rate changes will become effective on July 1, 2010.

euro cent /min	Rate 2009	2010	1/2011	1/2012	1/2013
Proximus	7.20	4.45	3.77	2.42	1.07
Mobistar	9.02	4.86	4.10	2.59	1.07
Base	11.43	5.60	4.69	2.88	1.07
Rates are given in constant euros and will be inflation-adjusted each year.

Regulation of Fixed-Line Telephony and Broadband Internet

KEY EVENTS

April 14	Broadband: IBPT consultation on a study made by Analysys Mason & Hogan & Hartson on the broadband competition landscape in Belgium.
April 16	Competition: Mobistar and KPN complaint for abuse of dominant position against Belgacom before the European Commission.
May 7	Market analysis on wholesale broadband: Partial annulment by the Court of Appeal of the IBPT decision on markets 11 & 12/2003.
May 18	Fiber & NGAs: the IBPT launched a consultation on the actions to be launched to stimulate the roll-out of the fiber to the home network in Belgium.
August 21	Market analysis on wholesale broadband: the EC endorsed IBPT’s proposal to retroactively restore regulation in the markets for wholesale access to telecoms infrastructure and broadband services.
September 2	Market analysis on wholesale broadband: the IBPT adopted a retroactive decision for markets 11 and 12/2003.
September 30	VDSL: the IBPT adopted a decision on the qualitative aspects of the new wholesale bitstream access offer, VDSL2.
February 9, 2010	Local loop Unbundling tariffs: IBPT draft decision on new tariffs.

Broadband

In April 2009, IBPT launched a consultation on a study made by Analysys Mason & Hogan & Hartson on the broadband competition landscape in Belgium. The study highlights the need for quick and stronger regulation to improve competition conditions.

Competition

In April 2009, Mobistar lodged, together with KPN, a complaint for abuse of dominant position against Belgacom before the European Commission. It relates to abuses made by Belgacom on the operational and technical implementation of wholesale broadband access. This claim is under investigation.

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Market Analysis on Wholesale Broadband

In May 2009, the Brussels’ Court of Appeal partially annulled the IBPT’s decision of January 2008 on the markets 11 & 12 for lack of sufficient arguments and facts.

In August, the European Commission repeated the comments made on the IBPT’s decision of January 2008 and asked IBPT to reinforce provisions allowing new entrants to use local loop unbundling. The EC also invited IBPT to reassess the market conditions, should new infrastructures such as fiber network be rolled out.

In September 2009, IBPT adopted a retroactive decision which confirms all the items annulled by the Court and impose remedies on the wholesale broadband markets.

Fiber & New Generation Access Network (NGA)

In May 2009, the IBPT launched a consultation on the actions to be launched to stimulate fiber to the home in Belgium.

This discussion paper aims at giving an overview of this technology, identifying the problems encountered with fiber to the home roll-out and suggesting some actions that could be undertaken by public authorities in order to stimulate fiber to the home roll-out in Belgium.

2009 was characterized by considerable work by the incumbent operator for the move to its all-IP network. Belgacom’s decision to move towards VDSL2 of sub-distribution frames, including closure of many MDFs, has led to several consultations by the IBPT. Moving to Ethernet transport solution has also been a hot topic in 2009. Final conditions and IBPT decisions on the wholesale broadband access VDSL2, the Bitstream Ethernet offer and the closure of sub-distribution frames should be adopted in 2010. Mobistar’s position is to ensure that this compulsory move will not be at the detriment of DSL market competition in terms of timing, pricing and alternative solutions.

Local loop Unbundling Tariffs

In February 2010, IBPT issued a draft decision for consultation proposing to set the full local loop unbundling at €8.26 (currently €9.29), shared access at €0.73. IBPT also proposes tariffs for the sub-local loop (full unbundling at €5.90; shared access at €0.71). The draft decision will be notified to the European Commission.

Mobistar activities

FINANCIAL AND OPERATING INDICATORS

	2009	2008	2007
Revenues (in millions of euros)	1,531	1,500	1,494
o/w mobile telephony services	1,283	1,292	1,325
Number of subscribers (in millions)
Fixed lines	0.66	0.63	0.56
o/w Internet lines	0.04	0.02	0.02
Mobile customers	3.4	3.4	3.3
o/w mobile broadband	1.9	1.5	0.2
Total mobile ARPU (euros per annum)	375	387	414
Source: Mobistar

Mobistar ended the year with 3.4 million active mobile customers, a 0.9% increase year on year. This meant that Mobistar maintained its 32.2% market share in Belgium in 2009. These numbers do not include machine-to-machine cards, which increased from about 108,600 at end 2008 to roughly 130,000 at end 2009.

As in 2008, intense competition and market saturation had a negative impact on the churn rate, which averaged 22.1% in 2009 (compared with 21.4% in 2008).

The number of postpaid customers accounted for 60.6% of total customers (excluding MVNOs) at end 2009, compared with 56.6% in 2008 and 54.1% in 2007. Despite the economic crisis and a tendency for professional customers to reduce the size of their fleet, the proportion of business customers edged up from 20.2% of the total (excluding MVNOs) at end 2008 to 20.5% a year later, reflecting the marketing success of the Mobistar’s convergence strategy in the small businesses (SoHo) market.

Average usage per user continued to climb in 2009 (growth of 20.7% in total AUPU excluding voice messaging and roaming, compared with 16.7% in 2008), spurred mainly by abundance SMS offers and continued growth in the customer base.

Average revenue per user (ARPU) edged down due to the impact of regulations, which was not fully offset by increased usage. 2009 was marked by the takeoff of mobile data traffic (revenues advanced by 31.6% compared with 2008). This was the combined result of abundance SMS offers, the big increase in mobile broadband customers, the use of smartphones (in both the home and business segments) and strong performances in machine-to-machine traffic.

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Offers

Mobistar pressed ahead with its convergence strategy by launching offers combining mobile and fixed-line telephony, Internet (mobile and fixed) and high-definition mobile television. This strategy was built around the concept of mobility, backed up by the company’s brand.

In the consumer market, Mobistar’s offer portfolio aims to meet customers’ expectations customers by giving them real choice and long-term advantages. Customers can get their advantages at any time during the year, even outside promotional periods, and keep them throughout the life of their contract.

Type	Name	Main characteristics
Prepaid card	Tempo Music	Plan aimed at a younger target. Each €15 refill includes 5,000 free SMS and 300 sessions on social networking sites (Netlog, Facebook).
Post-paid	My XX

Plan priced from €5 to €99 per month, including a volume of minutes and SMS depending on the amount of the subscription, and the choice of an advantage. For instance, for the My 25 plan: 119 minutes on all networks or 208 SMS per month and a monthly advantage among the three on offer (50% of calls on all networks free, 10,000 SMS on all networks at any time, or 40 hours’ communications on the Mobistar network).

Internet (fixed and mobile)	Home and Away	Seamless Internet solution providing access from a computer at home or away, 24/7, for €30 per month and €1 per day of navigation on a mobile network.
Prepaid mobile Internet	Internet Everywhere Ticket	USB key modem priced at €79 including a €25 traffic credit. Refills of €5 to €50 allowing the use of between 25 and 500 MB.
Convergence offers in the professional market	One office voice Pack	Offer aimed at SMEs, combining fixed and mobile telephony. This offer accounts for 50% of sales in the medium-sized enterprise market.

Distribution

BREAKDOWN OF DISTRIBUTION CHANNELS (AS A % OF CONSUMER CUSTOMER ACQUISITIONS)

Source: Mobistar

Mobistar’s distribution strategy is built around four main thrusts:

•

very dense distribution, thanks to the development of complementary distribution channels and regional partnerships;

•

an emphasis on exclusive distribution (Mobistar Centers, telesales), with particular efforts going to on-line sales;

•

the protection of Mobistar’s share of sales in open distribution channels;

•

segmentation of each outlet depending on its specific sales potential.

In 2009, Mobistar expanded its Mobistar Center network to 158 stores, thereby confirming its status as the biggest retail chain in Belgium. Mobistar owns 41 of these outlets (compared with 31 at end 2008). Mobistar is also the exclusive telecommunications supplier of Euphony, a door-to-door distribution company.

On-line sales increased from 5.0% of total sales in 2008 to 7% in 2009. ADSL accounted for more than one in four sales. It became possible to extend post-paid contracts on-line in 2009. In addition to on-line sales, after sales services and the information function were also extended.

Electronic billing is being taking off in (100,000 customers as of end 2009).

In the professional market, the organization was optimized to ensure contact with customers, either via a direct sales force, or through certified business agents. The dedicated website for business customers was also modernized, with new after sales service functions for those dealing with such equipment.

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The Network

COVERAGE (AS A % OF THE POPULATION)

	2009e	2008	2007
GSM Voice / Edge	99%	99%	99%
3G (UMTS) / HSDPA	87%	77%	48%
Number of 2G radio sites (000s)	4.6	4.3	3.7
Number of 3G radio sites (000s)	1.5	1.2	0.5
Source: Mobistar

In 2009, Mobistar pursued a deep indoor roll-out strategy aimed at reinforcing its interior coverage of customers’ homes, allowing swift and inexpensive extension of 3G (mainly in HSDPA), and introducing an improved version of UMTS allowing speeds up to three times faster. HSDPA technology is available throughout Mobistar’s 3G network.

At end 2009, 3G coverage was available to 87% of the population, in accordance with commitments made to the regulator. With more than 99% of the population covered, Mobistar is also the only operator in a position to offer mobile broadband access over its entire network, thanks to the complementary fit of its Edge and 3G networks.

At end 2009, Mobistar’s network comprised 4,861 sites, including 608 shared sites, representing 14,583 cells. On October 8, 2009, Mobistar and KPN Belgium signed an agreement aimed at maximizing synergies in terms of purchasing, building and running new sites destined for the development of their respective mobile networks. Their collaboration will allow Mobistar to cut its costs considerably over the coming years.

The migration of the base network to an NGN (Next Generation Network), carried out in partnership with Huawei, was completed at the end of 2009. NGN technology is the first step towards the development of fully convergent services (in all-IP mode), and will help support growth in voice traffic at reasonable cost. It will also help develop a strategy based on site concentration.

Key Events

February

Mobistar and Telenet renewed their strategic partnership for a period of at least three years. The partnership has evolved into a full MVNO (mobile virtual network operator) agreement. Telenet will use Mobistar’s wireless infrastructure, and is to develop its own MSC (mobile switching center). Mobistar will be able to use Telenet’s fiber optic network to optimize its transmission network.

June

Mobistar launched the new 3GS iPhone in Belgium. The iPhone 3GS switches seamlessly from Edge to the ultra-fast 3G/HSDPA or WiFi. With the new phone and Mobistar’s broadband network, customers can make optimum use of mobile Internet.

September	Mobistar launched HD technology for mobile television on the iPhone 3G and 3GS, and expanded its mobile television range in a partnership with Belgium’s public broadcasting companies.
October

Mobistar and KPN Group Belgium (BASE) announced a cooperation agreement to jointly acquire and build new sites for their respective mobile telecommunication networks. They will operate the shared sites on their own account

October

VOXmobile, Mobistar’s subsidiary in Luxembourg, switched to the Orange brand. The rebranding had no influence on VOXmobile’s shareholder structure. VOXmobile remains a wholly owned subsidiary of Mobistar S.A.

November

Mobistar acquired KPN’s B2B and operator activities in Belgium. The agreement included the purchase of the fiber network, the takeover of business customers and the wholesale activities from the former Versatel S.A. The acquisition was in line with Mobistar’s convergence strategy, and will enable it to reinforce its position as a provider of fixed telephony and data to the business market.

Outlook

In 2009, Mobistar conducted an assessment of its IT systems and services platforms with a view to updating and simplifying them. The change will concern all added-value customer-contact and service applications, and will involve a profound overhaul of commercial and technical processes in the aim of bringing new products and services to the market more quickly, increasing flexibility and reducing costs. The implementation of the transformation program for the renewal of IT and network infrastructure, as well as customer services, all of which were included in the Odyssey 2011 business plan, will continue in 2010.

In 2010, Mobistar also plans to pursue its convergence strategy, with the integration of its businesses and those acquired from KPN on the B2B market.

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Luxembourg

The France Telecom Group is present in Luxembourg via Orange S.A. (formerly VOXmobile), a wholly owned subsidiary of Mobistar acquired in July 2007. The Luxembourg subsidiary, VOXmobile, was renamed Orange S.A. in October 2009. The rebranding was accompanied by a complete overhaul of the product offering, making it better suited to customer needs, a reorganization of the distribution network and a major media campaign.

At end 2009, Orange S.A. had 80,700 active mobile telephony customers, up from 79,600 a year earlier, an increase of 1.3%. Luxembourg customer ARPU increased by 12.3% in 2009. Orange S.A.’s total revenues in Luxembourg were 45.5 million euros, a 15.4% increase attributable to robust sales of mobile handsets.

Romania

Telecom Services Market

KEY MACROECONOMIC DATA

	2009	2008	2007
Population (in millions) (1)	21.5	21.5	21.6
Households (in millions) (1)	na	7.4	7.4
GDP growth (%) (1)	-7.6%	+7.2%	+6.2%
Per capita GDP (PPP, $) (2)	11,755	12,600	11,479
Change in household consumption (%) (1)	-8.2%	+9.0%	+11.7%
Sources: (1) Eurostat, 2009 (2) IMF, October 2009

TELECOM SERVICES REVENUES
(IN BILLIONS OF EUROS)

Sources :

(1)

Idate, January 2010

(2)

Orange estimate

NUMBER OF CUSTOMERS (IN MILLIONS)

Sources :

(1)

Idate, January 2010

(2)

Orange estimate

Romania’s GDP contracted by 7.6% in 2009. This made the Romanian economy one of the worst hit by the economic crisis in 2009, with unemployment climbing 0.3 points every month to end the year 2009 at 7.8% (compared with 4.4% at end 2008).

Inflation was 4.7% in 2009, down 1.6 points compared with 2008 under the combined impact of contracting GDP and the leu’s depreciation. The leu fell by a steep 6.3% in January 2009, from 4.03 to 4.3 lei to the euro, before stabilizing for the remainder of the year within a range of 4.2-4.3 lei. In 2010, the Central Bank of Romania expects inflation to slow to 3.5% and to rise by 0.5% on the back of an economic recovery expected in the second half.

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The telecommunications market felt the full brunt of the economic crisis. Mobile services revenues tumbled by 14% in 2009, despite an ongoing increase in subscriber numbers. The mobile penetration rate was 135% as of end 2009, up 6 points compared with 2008, reflecting an increase in the number of SIM cards owned per subscriber. The Internet market also enjoyed buoyant growth on the back of the development of fiber optics.

Mobile Telephony

	2009e	2008	2007
Revenues (in millions of euros)	2,423	2,816	2,524
Number of customers (in millions)	29.1	27.8	22.8
o/w post-paid	10.3	10.3	na
o/w prepaid	18.8	17.5	na
Source: Orange estimates

Customer numbers increased by roughly 1.3 million in 2009, with virtually the entire increase focused on the second half. The market grew mainly thanks to an increase in customers on prepaid plans, bringing the proportion of subscribers down from 37.1% to 35.4%.

The mobile telecommunications market recorded a big drop in value stemming from the economic crisis and the intensification of competition. The price war started by Cosmote and the generalization of abundance offers pushed revenue per customer and average prices per minute down sharply. In addition, prepaid and “business” customers optimized their usage to limit the impact of the leu’s depreciation and make up for the decline in their income.

The Competitive Environment

MOBILE MARKET SHARE

Source: Orange estimates

Orange Romania (ex-Mobilrom) is mainly in competition with Vodafone Romania (ex-Mobifon), with which it has been vying for first place in the market for many years. Despite a challenging first quarter, Orange Romania managed to consolidate its leadership. Since rebranding at the end of 2005, Cosmote (ex-Cosmorom a subsidiary of T-Mobile) has taken third place. Cosmote continues to win market share, mainly in the prepaid segment, to the detriment of Vodafone. Zapp (Telemobil, an operator using CDMA technology) and RCS/RDS (a cable operator) account together for 5.2% of customers, down 1.6 points compared with 2008. 2009 was also marked by Cosmote’s acquisition of Zapp and T-Mobile’s increased involvement in the running of its subsidiary.

The Regulatory Environment

Regulatory Framework and Authorities

The regulatory framework in Romania is based on the Government Emergency Ordinance no. 79/2002 on the general regulatory framework for communications which came into effect in September 2002, the Government Ordinance no. 34/2002 on the access to the electronic communications network and associated facilities, as well as interconnection which entered into effect in February 2002, and the Competition Law no. 21/1996 which came into effect in February 2007.

The National Authority for Communications (ANCOM) is the regulatory authority for the communications market.

The Competition Council is in charge of the protection and promotion of competition in Romania.

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Regulation of Mobile Telephony

KEY EVENTS

January 20	Handsets lock-in: ANCOM issued a public consultation on handsets unlocking conditions.
March 2	Mobile termination rates: The European Commission recommended the ANCOM to apply the symmetry principle.
April 23	Mobile termination rates: ANCOM decided an MTR decrease.
May 14	Consumers’ information: ANCOM’s Decision 77/2009 on telecom consumers’ information obligations came into force.
June 8	Handsets lock-in: Major operators signed a Code of Conduct setting clear conditions.
September 1	3G: ANCOM public consultation on a decision to grant right of 3G use in the 900 MHz and 1800 MHz bands, for operators already using 2G on these frequencies.
October 21	Spectrum: ANCOM consultation to modify and complete radio spectrum tariff procedure.

Mobile call Termination Rates

In January 2009, ANCOM decided to decrease MTRs. Orange Romania made a written intervention to the European Commission, concerning the asymmetry of MTRs in contradiction with European practice. The European Commission finally recommended symmetric rates.

According to ANCOM’s decision, operators should decrease MTRs as follows:

	April 2009 (euro cent)	January 2010 (euro cent)	July 2010 (euro cent)
Orange, Vodafone	5.03	5.03	5.03
Cosmote	6.4	5.67	5.03
Telemobil	6.4	5.67	5.03
RCS&RDS	7.21	6.4	5.67

The European Commission called on the regulator to align the MTRs charged by Cosmote and Telemobil in Romania with those allowed for Orange and Vodafone.

The Commission acknowledged the reasonably low level of rates for Orange and Vodafone (5.03 euro cents per minute) and said that in the absence of objective cost differences, this interim rate should also be applied to the other operators as soon as possible. In April 2009, the ANCOM adopted its decision unchanged.

Handsets lock-in

In January 2009, ANCOM issued a public consultation on a decision which sets up conditions for unlocking handsets by operators.

In June 2009, major operators including Orange, signed under ANCOM’s auspices a Code of Conduct which settles clear conditions for unlocking handsets. The Code became applicable in September 2009.

Consumer Information

In May 2009, ANCOM’S Decision 77/2009 on telecom consumer information obligations is implemented by all major communications operators. Orange had initially challenged the Decision in March, for exceeding ANCOM’s competencies. However, the court action does not suspend the implementation of the decision. Orange has implemented this decision and fulfills its obligations to inform customers.

3G

In September 2009, ANCOM launched a consultation on a decision to grant right of 3G use in 900 MHz and 1800 MHz bands, for operators already using 2G on these frequencies. Orange intends to use 3G in 900 MHz and 1800 MHz bands. The conditions for the extension of the 900 MHz license that expires at the end of 2011 still need to be decided.

Spectrum

Transition to digital TV: the ANCOM will organize the selection procedure for six multiplexes. The license fee and the type of procedure shall be established by the Government.

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Regulation of Fixed-Line Telephony and Broadband Internet

KEY EVENTS

March 10	Directory services: ANCOM launched two auctions for the designation of the universal service provider for directory enquiry services and directories.
June 16	Universal Service: the Ministry of Communications and Information Society published the Strategy.
July 30	Broadband strategy: the Romanian Government approved a Broadband Services Strategy for 2009–2015.
July 15	Fixed termination markets: ANCOM consultation on three draft decisions for retail and wholesale markets.
January 29, 2010	Compliance: the European Commission opened an infringement procedure for lack of independence of the regulator.

Directory Services

In March 2009, ANCOM launched two auctions for directory enquiry services and directories, within the Universal Service Obligation framework.

The universal service provider was designated in June 2009 and contracts for the transfer of the database were concluded between operators.

Universal Service

In April 2009, the Ministry of Communications and Information Society issued a consultation on universal service strategy, which came into force in June 2009. Mobile networks may be used for the provision of voice and data services at a fixed location.

Broadband Strategy

In July 2009, the Romanian Government approved the Broadband Services Strategy for 2009– 2015.

The Ministry of Communications and Information Society proposed draft projects financed by the Romanian State for broadband connections in white areas. The terms and conditions of the state aid are still not established.

Infringement Proceeding

In January 2009, the European Commission opened a procedure against Romania for the regulator’s lack of independence and therefore for not respecting the Community rules.

The Romanian Ministry of Communications and Information Society exercises both regulatory (radio frequencies) and ownership functions (Romtelecom and SNR), when the Community rules require the separation between the regulation authorities and the service suppliers.

Orange Romania’s Activities

FINANCIAL AND OPERATING INDICATORS

	2009	2008	2007
Revenues (in millions of euros)	1,055	1,310	1,234
Number of customers (in millions)
Mobile customers	11.0	10.4	9.8
o/w mobile broadband	2.7	1.7	1.0
Total ARPU (euros per year)	92.0	119.0	130.0
Source: Orange

Orange Romania significantly increased its customer base in 2009 (640,000 new customers), thanks mainly to the prepaid segment (562,000 new customers). However, Orange Romania was hit hard in the first quarter by the aggressiveness of rival offers by Cosmote, with its customer base falling by 237,000 ahead of a recovery made possible by the redefinition of its prepaid offers. Postpaid offers, which also suffered from competition from Cosmote via price cuts and handset subsidies, were reinvigorated at year end by the launch of the new Animals offers. These initiatives enabled Orange Romania to win back market share in 2009 and regain positive momentum. The customer base also benefited from growth in mobile Internet, where customer numbers increased by 58% in 2009.

Usage also changed considerably, with very different trends depending on the type of offer. Consumer subscribers to postpaid contracts maintained their level of usage thanks to a significant year-end increase in volume linked to the Animals offers, which include very generous call minutes to all destinations. By contrast, business customers sought to rationalize their spending, mainly in response to the economic crisis, prompting them to rein in their usage. And average monthly usage in the prepaid segment boomed, fuelled by abundance offers for on-net communications.

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Distribution

DISTRIBUTION CHANNELS (AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange

Orange Romania is pursuing an active policy of expanding its distribution network, comprising its own stores (numbering 97 as of end 2009), and creating a vast network of exclusive franchise partnerships under the Orange brand (114 franchised stores as of end 2009). The network was expanded in 2009 by the takeover of the Universal 2002 distribution network (53 points of sale). Orange Romania also increased its on-line sales every month, via its www.orange.ro portal, which accounted for 3.5% of total sales.

The Network

COVERAGE (AS A % OF THE POPULATION)

	2009e	2008	2007
GSM Voice / Edge	98.9%	98.8%	98.2%
3G (UMTS) / HSDPA	47.4%	47.4%	28.2%
Number of 2G radio sites	3,273	3,122	2,627
Number of 3G radio sites	1,162	1,104	821
Source: Orange

In 2009, Orange Romania focused its capital expenditure on growing segments, namely 2G and 3G networks and service platforms.

The roll-out of new 2G sites was split between the extension of coverage in rural areas and the densification of urban areas. Sites in previously uncovered areas were selected on the basis of their potential to boost volumes. The densification of 2G sites helped keep up with the increase in voice and data traffic (non-3G), and to maintain the high quality that sets Orange apart from its competitors.

Densification was also carried out in the 3G network in order to improve deep indoor coverage in towns, where data traffic stemming from new mobile Internet usages and services has increased significantly. To ensure that the customer experience  in mobile broadband is as satisfying as possible, Orange started rolling out its HSDPA network in the main cities, thereby bringing potential speeds up to 7.2 Mbps.

With a view to increasing speeds and improving network reliability and to support growth in traffic, Orange Romania invested in modernizing its transmission network and increasing its capacity.

Service platforms have also been developed to adapt to new functionalities and changes in convergent and broadband services.

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Key Events

January	Orange launched Music Store, a music download service for mobile phones and PCs.
April	Orange Romania launched Internet nelimitat, the first subscription on the market providing unlimited Internet access from both computers and mobile phones.
April	Orange launched the Orange Young offer, aimed at young people, with unlimited calls and SMS to network friends, as well as mobile Internet access.
May	Orange Romania launched the Home & Office Pack, featuring unlimited calls to fixed lines and up to 50 Orange mobile numbers, as well as unlimited Internet access at home or at the office.
June	Orange launched a new data-transfer service (contacts, text messages, photos, music and multimedia content) from one mobile handset to another or to a USB drive.
June	Orange cut roaming mobile data service rates with its Orange Voyage Data Start offer.
August	Orange and eMAG, an on-line retailer of electronic goods, announced a strategic partnership that will allow Orange mobile subscriptions to be given out in conjunction with laptop sales.
September	Orange launched the new Animals offers built around a segmentation of the different needs of mobile telephony customers.

Outlook

Orange Romania aims to pursue in 2010 the policy of mobile offer segmentation initiated in 2009 via the Animals concept, and also aims to expand its mobile Internet business. To achieve this, Orange Romania will continue to rely on the quality of its customer service, the extension of its distribution network, its loyalty programs and the strength of the Orange brand. Orange Romania also intends to look for new revenue streams thanks to its capacity to innovate, the launch of new services and the development of strategic partnerships. Lastly, the policy of streamlining operating expenses initiated in 2009 will be reinforced, while viewing to maintain a capital expenditure which should preserve Orange Romania’s leadership of the mobile market.

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Slovakia

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions) (1)	5.4	5.4	5.4
Households (in millions) (3)	1.7	1.7	1.7
GDP growth (%) (1)	-4.9%	+6.2%	+10.6%
Per-capita GDP (PPP, $) (2)	21,374	22,097	20,355
Change in household consumption (%) (1)	-0.5%	+6.0%	+6.9%
Sources: (1) Eurostat, 2009 (2) IMF, October 2009 (3) Strategy Analytics, May 2009

TELECOM SERVICES REVENUES (IN MILLIONS OF EUROS)

Source: Idate, January 2010

NUMBER OF CUSTOMERS (IN MILLIONS)

Sources:

(1)

Idate, January 2010

(2)

Orange estimate

The telecommunications services market slowed considerably in 2009, in a depressed economic environment, with revenue growth of 0.3%, compared with 8.2% in 2008.

The fixed-line services market continued to decline in 2009 (-10.5% for revenues and -7.8% for the number of subscribers) in favor of mobile telephony and Voice over IP (123,000 new lines according to Idate). New customers go primarily for mobile offers due to their attractiveness, without necessarily also having a fixed or VoIP line.

The fixed Internet services market grew by 7.1% in 2009 in terms of revenues, and by 16.8% in terms of the number of customers (i.e. 783,000 customers at end 2009), compared with +18.5% and +24.5% respectively in 2008. This growth was attributable both to Slovakia’s low Internet penetration rate of 14.3% and its economic development.

Slovakia is an increasingly dynamic and competitive market, with a variety of offers available to consumers and businesses, including ADSL, fiber (FTTH) and mobile broadband Internet.

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Mobile Telephony

THE MOBILE TELEPHONY MARKET

	2009e	2008	2007
Revenues (in millions of euros) (1)	1,238	1,235	1,143
o/w post-paid (1) (2)	1,088	1,086	1,006
o/w prepaid (1) (2)	149	149	138
Number of customers (in thousands) (2)	5,659	5,599	5,796
o/w post-paid (2)	3,595	3,292	2,700
o/w prepaid (2)	2,064	2,307	3,097
Sources: (1) Idate, January 2010 (2) Orange estimates

The mobile telecommunications services market is stagnating (revenues grew by only 0.2%) after a period of strong growth (+8% in 2008). In particular, the voice market contracted by 3.2%, while the mobile data market continued to grow (+16.5%) thanks to the multiplication of data offers linked to sales of smartphones and mobile data (3G modem) coupled with the sale of a laptop.

Mobile services revenues in Slovakia are still derived mostly from subscribers on contracts, prepaid offers accounting for 12% of mobile revenues.

The number of users of mobile telephony in Slovakia was 5.6 million at end 2009, divided into 3.6 million post-paid (64% of the total, up 2 points compared with 2008) and 2 million prepaid users.

Abundance and mobile broadband Internet offers rounded out existing offers, and were a real success. The mobile penetration rate is still above 100%, despite a drop in the number of active prepaid users.

Lastly, the number of users of services available on 3G mobile networks was roughly 1.2 million (Source: Idate).

The Competitive Environment

BROADBAND INTERNET MARKET SHARE

Source: Orange estimates

MOBILE MARKET SHARE

Source: Orange estimate

(1)

Note: estimate at March 31, 2008

Orange Slovensko currently competes against two other operators, Telefonica 02 and T-Mobile (Eurotel), wholly owned by Slovak Telecom, which is itself wholly owned by Deutsche Telekom.

O2’s entry into the market in 2007 increased competition in terms of pricing. 2009 saw an intensification of this competition in a challenging economic environment stemming mostly from a slowdown in exports. This translated into a decline in average revenue (ARPU) to approximately 20.70 euros in 2009. It did not, however, lead to any real change in terms of market share. Orange Slovensko maintained its number-one position in mobile telephony in 2009, with 52.6% of market shares according to internal estimates.

Regulatory Environment

Regulatory Framework and Authorities

•

The regulatory framework in Slovakia is based on the Act on electronic communications no. 610 of December 2003, which entered into force in January 2004, and has been amended several times since then.

•

The Telecommunications Office (TÚSR) is the Regulatory Authority responsible for the communications market and rules enforcement.

•

The Antimonopoly Office (PMÚSR) is in charge of the protection and promotion of competition.

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Mobile Communications

Key Events 2009

September 1	Number portability: implementation of a new decree.
September 4	Mobile call termination rates: the European Commission repeated its calls for TÚSR to bring MTRs to more competitive levels in Slovakia.
January 2010	Mobile call termination market: TÚSR adopted a final decision.

Number Portability

After discussions lasting longer than a year, a new decree on number portability entered into force on September 1, 2009, shortening both the mobile and fixed portability process to five working days. Fixed portability was launched without a formal contract with Slovak Telecom the same month, with a new wholesale price (€9.90 ex VAT down from €49.79 ex VAT) and some process details were agreed to later and effective as of February 1, 2010.

Mobile Call Termination Rates

In January 2010, TÚSR adopted a final decision designating the three mobile network operators as having an SMP on their respective networks without imposing cost orientation. The price regulation is instead based on benchmarking methodology, using the last known ERG simple average of EU countries which implemented LRIC from July 2009. For the next periods (February – January) the same methodology shall be applied until long-run incremental costing will be available (not before 2012). The 1.3 euro cent asymmetry shall be kept for O2 until the end of the first year of regulation (February 2010 – January 2011).

February 2010 – January 2011
Orange Slovensko T-Mobile	6.35 euro cents
O2 Slovensko	7.68 euro cents

Spectrum

•

TÚSR gathered information in December 2009 from the mobile operators on their needs in terms of spectrum, possibilities and expected timeframe with a view to implementing a 900 MHz and 1800 MHz bands refarming in summer 2011.

•

A new consultation has been announced for H1 2010 by the Ministry of Transport, Posts and Telecommunications regarding the refarming of the 790-862 MHz bands (digital dividend).

•

Frequency blocks in the 2.6 GHz band have been provisionally allocated to MMDS providers until December 2011. TÚSR announced their intention to shorten this allocation and re-allocate the band in a public tender. Orange Slovensko does not support such re-allocation before 2011/2012 due to the lack until then of sufficient mobile handsets and prefers any allocation to happen only after the digital dividend allocation will be known.

Fixed / Broadband Communications

Key Events 2009

January 22	Competition investigation: the European Commission antitrust carried out an inspection at Slovak Telekom.
February 2	Compliance: the European Commission sent a reasoned opinion to Slovakia as the Slovak Competition Act does not allow the application of competition law and sector-specific regulation in parallel.
May 14	Compliance: the European Commission expressed concerns that Slovakia does not adequately protect the independence of its telecoms regulatory authority.
June 4	Wholesale unbundled market analysis (2nd round): TÚSR notified the second cycle of its analysis on the wholesale unbundled access market to the European Commission.
September	Universal Service: Orange Slovensko and five alternative operators formally asked TÚSR to suspend administrative proceedings.

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Competition Investigation

In January 2009, the European Commission antitrust authorities carried out an inspection at Slovak Telekom, the incumbent operator.

The process was prompted by suspicions that the company may have broken competition rules by trying to squeeze competitors out of the market, particularly in data services. Orange Slovensko contributed to the process by providing information on the limited substitutability of fixed and mobile broadband when defining the scope of the relevant market.

Compliance

In February 2009, the European Commission sent a reasoned opinion to Slovakia, as the Slovak Competition Act did not allow the application of competition law and sector-specific regulation in parallel.

The Commission gave Slovakia two months in which to modify its competition law, which was done on June 1, 2009.

The Slovak Parliament having dismissed the Chairman of TÚSR in December 2008, the European Commission also expressed concerns in May 2009, that Slovakia does not adequately protect the independence of its national telecoms regulatory authority (TÚSR). Indeed, the Commission considers that the procedure engaged by the Slovak Parliament and the rules that allow it, do not comply with European Union rules that state that national laws must guarantee the independence of the regulator to ensure the impartiality of its decisions.

Wholesale Unbundled Access

In June 2009, TÚSR notified the second round of its analysis on the wholesale unbundled access market to the European Commission.

The regulator proposes that Slovak Telekom has SMP on this market and to impose the following ex ante obligations: access to specific network facilities, price control, cost orientation, transparency, non-discrimination and accounting separation.

In July 2009, TÚSR withdrew its notification with a view to include information on fiber roll-out in its market analysis.

Universal Service

In September 2009, Orange Slovensko and the five alternative operators have formally asked TÚSR to suspend the administrative proceedings and not to continue before public consultation on net costs of USO will be accomplished.

The universal service requested amount by Slovak Telecom was reduced by TÚSR to 15.67 million euros for 2005 and to 10.61 million euros for 2006 in the decision of October 2009. Slovak Telecom has appealed the decision, which is thus not effective yet. Orange Slovensko and five alternative operators ordered a report on the unjustified nature of the expense of USO by Analysys Mason. The report concluded that the net cost was not an unjustified expense for Slovak Telecom.

Orange Slovensko Activities

FINANCIAL AND OPERATING INDICATORS

	2009	2008	2007
Revenues (in millions of euros)	813	833	744
Number of subscribers (in thousands)
FTTH Internet lines	37	20
Mobile customers	2,891	2,927	2,864
o/w mobile broadband	1,379	833	493
Total ARPU (euros per year)	255	266	252
Source: Orange

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Orange provides mobile services in Slovakia via its wholly-owned subsidiary Orange Slovensko (OSK).

Orange Slovensko was formed in 1996 and obtained its GSM900 license the same year. In August 2001, Orange Slovensko’s license was extended to GSM 1800. Orange Slovensko was subsequently granted a UMTS license in June 2002 for a 20-year period starting on the award date.

In 2006, Orange Slovensko entered the mobile broadband Internet access market, with the launch of HSDPA technology on its 3G UMTS network.

In September 2007, Orange Slovensko also brought triple-play services to the market, using broadband fiber to the home technology (FTTH, speeds of up to 70 Megabits/s). This provides customers with a fixed telephone line, IP services and television, all in the same package.

Despite competition from O2’s aggressive prepaid and contract offers, Orange Slovensko managed to maintain the good value positioning of its customer portfolio in 2009, thanks to the segmentation of its offers and the definition of a new range of offers coupled with abundance offers usable solely on its own network.

The strong growth in the mobile broadband customer base offers positive outlooks in terms of increasing the share of revenues derived from non-voice activities and thus keeping ARPU at a satisfactory level.

Lastly, the strong growth of 87.5% in the fixed-line business (FTTH) was in line with expectations.

Distribution

BREAKDOWN OF DISTRIBUTION CHANNELS
(AS A % OF SALES)

Source: Orange

Orange Slovensko sells its products and services in Slovakia through various distribution channels:

•

Orange Slovensko stores, which sell only Orange products. In 2009, there were 170 stores (seven of which were directly operated and 163 run under franchise arrangements);

•

sales teams attached to Orange Slovensko stores (which are responsible for information and sales for VIP and business customers) and specialized in door-to-door sales of FTTH products and services;

•

specialized distributors and retailers selling pay-as-you-go Orange cards;

•

a specialized sales team under Orange Slovensko’s responsibility, dedicated to the acquisition and retention of business customers;

•

a call center under Orange Slovensko’s direct responsibility; and

•

an on-line sales website where customers can obtain Orange products and services, and purchase accessories.

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The network

COVERAGE (AS A % OF THE POPULATION)

	2009	2008	2007
GSM Voice / Edge	99.6%	99.6%	ns
3G (UMTS) / HSDPA	68%	61.1%	ns
Number of 2G radio sites (in thousands)	1.9	1.8	1.7
Number of 3G radio sites (in thousands)	1.2	0.1	0.8
Source: Orange

The investments made by Orange Slovensko in 2009 focused on improving the quality of 3G coverage in urban areas (densification, penetration in buildings) and on modernizing the transmission network, to cope with the growth in data traffic and to continue to improve bandwidth and reliability. The roll-out of fiber optics continued in 2009, and went hand-in-hand with an increase in Orange Slovensko’s broadband market share to 5.8% in 2009 compared to 3.5% in 2008.

Key Events

January	The euro became Slovakia’s official currency.
July/August	Orange Slovensko successfully transfers its call center to Banska Bystrica.
2009	Development of innovation, particularly for data products and the Flybox.

2010 Outlook

Orange Slovensko’s goal in 2010 is to maintain and reinforce its leadership position, building on the recognition of the Orange brand. Its main priorities are to emphasize the customer retention policy, to continue improving quality of service and to increase the attractiveness and efficiency of its distribution network. Orange Slovensko also aims to develop its content and convergence offers in a longer-term perspective. Lastly, transformation plans aimed at improving cost control will be renewed.

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Switzerland

Telecom Services Market

KEY MACROECONOMIC DATA

	2009e	2008	2007
Population (in millions) (1)	7.7	7.6	7.5
Households (in millions) (3)	3.4	3.3	3.3
GDP growth (%) (1)	-1.7%	+1.8%	+3.6%
Per-capita GDP (PPP, $) (2)	42,978	43,196	41,618
Change in household consumption (%) (1)	+1.1%	+1.7%	+2.4%
Sources: (1) Eurostat, 2009 (2) IMF, October 2009 (3) Strategy Analytics, May 2009

TELECOM SERVICES REVENUES (IN BILLIONS OF SWISS FRANCS)

Sources:

(1)

Federal Office of Communication (OFCOM)

(2)

Idate, January 2010

(3)

Yankee Group, December 2009

(4)

Orange estimates

NUMBER OF CLIENTS (IN MILLIONS)

Sources:

(1)

Federal Communications Commission (ComCom)

(2)

Yankee Group, December 2009

(3)

Orange estimates

Switzerland’s economic situation deteriorated in 2009, with GDP falling by 1.7%. This explains the muted growth of 0.6% in telecommunication services revenues, with divergent trends in the various markets.

Fixed-line telephony revenues fell by 1.3%, mainly due to the erosion of average revenues per user (ARPU) stemming from pricing pressure. Substitution of mobiles for fixed lines is the main cause of the decline in fixed-line telephony. The launch of unbundled offers by Sunrise and Cablecom also caused Swisscom to lose market share.

Mobile Telephony

The mobile telephony market	2009e	2008	2007
Revenues (in millions of Swiss francs)	5,627	5,704	5,724
o/w postpaid	4,947	4,972	4,944
o/w prepaid	680	732	780
Number of customers (in millions)	9.2	8.8	8.1
o/w postpaid	5.3	5.0	4.6
o/w prepaid	4.0	3.8	3.5
Total ARPU (Swiss francs per month)	52	56	61
Source: Orange estimates

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The mobile market declined by 1.3%, due to the erosion of ARPU, despite an increase in the penetration rate to 119% by the end of 2009. The increase in mobile data usage was not sufficient to offset the decline in voice traffic, due largely to the increase in abundance offers to all networks and pressure from MVNOs. Mobile data revenues were boosted by equipment sales (including smartphones), accounting for nearly 30% of growth in 2009. The economic crisis also slowed tourist flows and business travel, thereby pushing down roaming revenues.

Internet subscriptions increased by 9%, thanks to better ADSL penetration and the increasing popularity of IPTV.

The Competitive Environment

BROADBAND INTERNET MARKET SHARE

Source: Orange estimates

MOBILE MARKET SHARE

Source: Orange estimates

Competition remained fierce in the Swiss market in 2009 – in the mobile, fixed-line and broadband access segments alike. The market’s saturation prompted operators to bring out more unlimited and convergence offers. The growth in data volumes exchanged on mobile networks stemmed partly from the increase in the proportion of smartphones among mobile handsets, particularly the iPhone, more than 600,000 of which were sold.

The Swiss market has three main operators: Swisscom, Sunrise and Orange. Swisscom, the incumbent operator, offers a full range of services for consumer and business customers, and remains by far the biggest player in the Swiss telecommunications market. In 2009, Swisscom focused its efforts on expanding its presence in IPTV via its flagship Swisscom TV product, which had been picked up by 200,000 households by the end of 2009 (up from 118,000 a year earlier). To support its marketing efforts on this product, Swisscom launched its first combined offer at year-end. The new offer, Casa Trio, includes Swisscom TV, broadband access and unlimited fixed-line calls in Switzerland. In the mobile segment, Swisscom launched its first genuinely unlimited postpaid offer to all networks, aimed at big consumers (BeFree). Initially distributed only in Migros supermarkets, the M-Budget range targets customers looking to combine advantageous prices with simplicity, and was available in all Swisscom Shops by year’s end.

Sunrise (TDC), which offers fixed-network services and broadband access in addition to mobiles, pursued its strategy of unbundling access to compete with the former monopoly. Sunrise sells convergent mobile, fixed-line and broadband access (ADSL free for life) offers. Sunrise’s mobile offering was completely overhauled in 2009, with a switch to a progressive unlimited call structure (flat on-net, flat on-net & fix, all-net) for voice usage and SMS.

The launch of Red Bull Mobile, the first MVNO to offer post-paid subscriptions using the Sunrise network, was the most important event in the MVNO market in 2009. The MVNO market is still dominated by niche players, mainly in the so-called ethnic (Lyca, Lebara and Yallo) and low-cost (Aldi) segments.

Under the aegis of its new management, Cablecom, Switzerland’s leading cable operator, which is not present in the mobile segment, launched combined fixed-line telephony, television and broadband Internet access in 2009, putting it in direct competition with some offers by telecommunication operators.

Regulatory Environment

Regulatory Framework and Authorities

The telecommunications law of April 30, 2007 governs the telecommunications regulatory framework in Switzerland.

The Federal Office of Communications (OFCOM) handles questions related to telecommunications and broadcasting and prepares the decisions of the Swiss government, the Federal department for the Environment, Transport, Energy and Communications (DETEC) and the Federal Communications Commission (ComCom).

The Federal Communications Commission (ComCom) is the regulatory authority for the telecommunications market.

The Swiss Competition Authority (COMCO) is in charge of competition issues.

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Regulation of Mobile Telephony

KEY EVENTS

April 30	Spectrum: OFCOM opened a consultation on the attribution of various mobile frequency bands as of 2014 and 2016.
May 19	Mobile termination rates: OFCOM concluded that MTRs in Switzerland are above the highest MTRs of comparable operators in a comparable country.
May 26	Licensing: Orange, Swisscom and Sunrise received new licenses, replacing and extending their previous GSM licenses until the end of 2013.
November 9	Spectrum: ComCom instructed OFCOM to start the preparatory work for the invitation to tender for the free mobile radio frequencies.
January 2010	Acquisition: formal merger filing with the Competition Commission concerning Orange and Sunrise. In April 2010, the Competition Commission rejected the merger proposal.

Spectrum

In April 2009, OFCOM opened a consultation on the attribution of various mobile frequency bands (900 MHz, 1 800 MHz, 2.1 GHz, UMTS extension band and digital dividend) as of 2014 and 2016. The aim is to attribute the whole mobile spectrum as soon as it is available by auctioning off small frequency blocks in 2010/2011. The invitation to tender would take place in 2010 and would be opened to all.

In November 2009, ComCom instructed the OFCOM to start the preparatory work for the invitation to tender for the mobile radio frequencies which are currently free or will become free in the foreseeable future, including the current GSM and UMTS licenses which expire in 2013 and 2016. ComCom is expected to launch the public invitation to tender for these frequencies in 2010. The allocation of frequencies will take place by auction.

Mobile Call Termination Rates

Following the Investigation by the Competition Commission on the mobile termination rates (MTRs), the OFCOM concluded that MTRs in Switzerland are above the highest MTRs of comparable operators in a comparable country.

All mobile operators commented on OFCOM’s findings. Orange’s response was filed on August 17, 2009 challenging the key principles underpinning OFCOM’s opinion. Orange bilaterally negotiated with other operators and believes it is necessary that glide path negotiations maintain an asymmetry in the MTRs.

Licensing

In May 2009, Orange, Swisscom and Sunrise received new licenses replacing and extending their previous GSM licenses until the end of 2013. The conditions in the new licenses replace those of the old ones from June 2, 2009.

Acquisition

On November 25, 2009, France Telecom and TDC signed an exclusive negotiation agreement on the merger of their Swiss subsidiaries, Orange Communication S.A.and Sunrise Communications S.A. respectively, and they officially filed a merger project with the Swiss competition commission (COMCO). In December 2009, COMCO launched an in-depth study (phase II) of the project. In February 2010, the merger project was also submitted to the Federal Communication Commission (ComCom). On April 22, 2010, COMCO informed France Telecom and TDC that it had rejected the merger proposal between their respective subsidiaries.

Regulation of Fixed-Line Telephony and Broadband Internet

KEY EVENTS

February 19	Bitstream access: the Federal Administrative Court confirmed that Swisscom should offer bitstream access on regulated conditions.
April 8	Regulatory framework: OFCOM launched a public consultation on the revision of various Swiss Telecommunication Ordinances.
September 8	Regulatory framework: the second Chamber of the Parliament rejected the ex-ante regulation proposed by ComCom.
October 6	Fiber: ComCom announced that the round table on FTTH and the corresponding work groups are producing concrete results.
November 4	Telecom Ordinances: the Federal Council approved the revision of the Telecom Ordinances.
November 5

Bitstream access: the Swiss Competition Authority imposed on Swisscom a fine of 219 million Swiss francs for abuse of dominant position (margin squeeze) in relation to its pricing policy for ADSL services.

Bitstream Access

In February 2009, the Federal Administrative Court confirmed the view of ComCom and the Competition Commission that Swisscom should offer fast bitstream access on regulated conditions. The regulated bitstream offer from Swisscom was published in June 2009. In November 2009, the Competition Commission adopted a decision which finds that Swisscom abused its dominant position in relation to the pricing policy for ADSL services. The Decision requires Swisscom to pay a fine of 219 million Swiss francs.

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The Competition Commission concluded that Swisscom has a dominant position in the broadband market. Furthermore, it considered that until 2007, Swisscom provided other telecommunications service providers such as Sunrise, Tele2, VTX or Green, broadband connectivity services (BBCS) at a price which was too high compared to the price Swisscom charged to its ADSL end-customers. Since the telecommunication service providers are dependent on purchasing BBCS from Swisscom in order to offer ADSL to end-customers, the high price at which they purchase the service prevents them from offering a profitable ADSL service to end-customers. This type of abuse is also known as margin squeeze. Swisscom indicated that it considers the fine as unjustified and that it will appeal the decision before the Federal Administrative Court.

Regulatory framework

In April 2009, OFCOM launched a public consultation on the revision of various Swiss Telecommunication Ordinances. Orange submitted a response to the consultation on June 11, 2009.

In November 2009, the Federal Council approved the revision of the Telecommunication Ordinances. Six ordinances have been revised, among which the OST ordinance on telecommunication services, the ORAT ordinance on addressing resources and the OIP ordinance on price indication. Main new requirements concern price transparency obligations for international roaming and requirements related to the Ombudscom.

In September 2009, the second Chamber of the Parliament rejected the ex-ante regulation proposed by ComCom.

In the meantime, the Federal Council has been requested to produce a report on the situation of the telecommunications market (last mile access, MTRs, child protection, international roaming, and market dominance of incumbent) by summer 2010. Once it is published, the debate is expected to continue and a revision of the Swiss telecommunication act is likely to follow again.

Fiber

In October 2009, ComCom announced that the round table on the roll-out of the optical fiber network to homes (Fiber To The Home - FTTH) and the corresponding work groups are producing concrete results. The major players agreed with uniform technical standards. The regulator considers that technical barriers to the rapid expansion of the optical fiber network have been removed. The participants in the round table also agreed that all providers should have access to the optical fiber network under the same conditions, in order to protect the end-users’ freedom of choice.

Orange Switzerland’s Activities

FINANCIAL AND OPERATING INDICATORS

	2009	2008	2007
Revenues (in millions of Swiss francs)	1,296	1,310	1,341
Number of subscribers (in millions)
Fixed lines	11	12
Mobile customers	1,558	1,543	1,510
o/w mobile broadband	475	314	196
Total mobile ARPU (Swiss francs per year)	714	761	827
Source: Orange

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Orange Communications S.A. entered the Swiss telecommunications market in June 1999, as the third mobile operator. Orange’s mobile network covers 99% of the Swiss population and offers broadband Internet and mobile voice services. Since June 2007, Orange has also offered fixed-line communications services.

The increase in subscriber numbers in 2009 was driven by the success of offers aimed at business customers, as well as mobile data offers. However, the prepaid customer base has been eroded by pricing pressure from MVNOs (Lebara and Lycamobile) which target ethnic customers with cheap international calls. The loss of market share in this segment was also attributable to Orange’s tighter definition of its customer base (a customer is now deemed inactive when it has not generated traffic over a three-month period, as opposed to 12 months for Swisscom).

Average revenue per user (ARPU) also edged down due to the increase in abundance offers, and the bigger proportion of data communication offers. However, Orange still has the highest ARPU in the Swiss market, thanks to the success of the iPhone, with Sunrise now moving to lower its prices by rolling out abundance offers to all networks for subscribers and prepaid users.

Offers

Orange focused on its mobile operator strategy in 2009, adapting its portfolio to suit customer needs. Orange rolled out Surf versions of its full range of rate offers, including, in addition to the usual SMS and voice services, generous multimedia traffic volumes on mobiles. The launch of Universa reinforced Orange’s position in the high-value customer segment. Optima, Orange’s flagship product in Switzerland, was also improved, with the opening of the three-favorite-numbers option (three pre-registered numbers, which the customer can call free of charge at any time) open to all fixed and mobile numbers in Switzerland. Apart from these product improvements, Orange finalized the opening of 18 Orange City Disc sales outlets, which offer a full range of multimedia products in addition to mobile products.

Lastly, the “Together we can do more” advertising campaign helped reinforce Orange’s brand image in the Swiss market.

Distribution

DISTRIBUTION CHANNELS (AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange

Orange Communication S.A. sells its products and services through various distribution channels in Switzerland:

•

66 Orange Centers, including 18 points of sale acquired from Orange City Disc at the end of 2008, selling Orange products in exclusivity;

•

a network of indirect retailers, who continue to provide a significant proportion of new customers;

•

a specialized sales force dedicated to the acquisition and retention of business customers;

•

a dedicated on-line store on the Orange website, where customers can obtain Orange products and services, and purchase accessories (www.orange.ch).

At the end of 2009, Orange signed a partnership agreement with Globus, opening 12 new Orange Centers in the chain’s biggest stores, all in choice locations.

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The Network

COVERAGE (AS A % OF THE POPULATION)

	2009	2008	2007
GSM Voice / Edge	99%	99%	99%
3G (UMTS)	90%	88%	83%
HSDPA	77%	77%	53%
Number of 2G radio sites (in thousands)	3.4	3.4	3.4
Number of 3G radio sites (in thousands)	1.9	1.7	1.4
Source: Orange

In 2009, Orange Switzerland focused on improving mobile broadband customer satisfaction.

New sites were opened, with the aim of improving deep-indoor coverage in cities and extending areas covered by HSPA technology across the country, bringing coverage up to 77% of the population by year-end.

All 3G sites on the network are HSDPA compatible, offering users high-quality data transfers. Given the increase in data traffic, a big program designed to update the network has been undertaken so as to ensure that speeds offered to end-customers don’t deteriorate.

The HSPA network has been rolled out in Switzerland’s main cities (Zurich and Geneva) and their surrounding areas, offering speeds of up to 7.2 Mbps. This program is currently being extended to other big cities. In the rest of the country, the network is being modernized to adapt it to the change in traffic. With a view to increasing speeds and making the network more reliable, new solutions for connecting sites were rolled out in 2009 and will be extended in the future. They include fiber-optic links and IPMPLS technology. The priority was optimization of end-to-end data services, with the implementation of IP solutions.

Key Events

March	Orange launched OptimaPro, an offer aimed at SMEs. Optima Pro includes unlimited calls during business hours to fixed lines in Switzerland.
June	In conjunction with the launch of the iPhone 3GS in the Swiss market, Orange launched a series of rate plans for the mobile Internet (Surf plans) aimed specifically at smartphone users.
August	Tom Sieber took over from Andreas Wetter at the helm of Orange Switzerland S.A.
October	Orange launched Universa Unlimited, an offer aimed at the high-value customer segment.
October	Orange redefined its Optima offer, with unlimited calls to three favorite numbers on any fixed or mobile network in Switzerland.
November	Orange launched Orange Care, a range of services including handset configuration and various insurance services, particularly against loss and theft.
November	France Telecom and TDC announced their intention to merge their subsidiaries, Orange Switzerland and Sunrise, subject to approval by the Competition commission.

Outlook

The France Telecom group’s main goals in Switzerland in 2010 will be the creation of a major and high-quality alternative operator with the merger between Orange Switzerland and Sunrise. This merger will provide sound foundations for building an integrated operator benefiting from France Telecom’s know-how in terms of ADSL, VoIP and IPTV. The new entity will be able to develop convergence offers, while at the same time reinforcing its range of fixed-line and mobile offers, which it will be able to sell to customers in a combined network of 100 stores.

In addition, investment is to be increased in the network and new access technologies, and the environmental impact will be taken into account via a reduction in the number of cell-phone masts.

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Moldova

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions)	3.6	3.6	3.6
GDP growth (%)	-9.0%	+7.2%	+3.0%
Per-capita GDP (PPP, $)	2,766	2,984	2,719
Source: IMF, October 2009

TELECOM SERVICES REVENUES (IN BILLIONS OF LEI)

Source: Telecommunications regulatory authority (ANRCETI), March 2010

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: National telecommunications regulatory authority (ANRCETI), March 2010

The value of Moldova’s telecommunications market remained stable in 2009 due to a pronounced decline in fixed-line telephony, which only partially outweighed growth in the mobile and Internet segments. The mobile market accounted for 57.5% of the total market, an increase of 4.4 points, while fixed-line telephony accounted for 32.8%, a decline of 4.4 points, and Internet activity moved up to 9.7%, 3 points more than in 2008.

Unite, Moldtelecom’s mobile subsidiary, now aims to become a major player in Moldova’s mobile market, by following a massive investment policy on the roll-out of a 3G network, in accordance with the obligations attached to the license it acquired in early 2009. Like fixed-line telephony, mobile telephony is expected to decline in 2010, due to a decrease in the volume of new customer acquisitions, less elasticity in usage and regulatory effects.

The Internet market remains the main driver of growth for telecommunications operators. It grew by 63% in value in 2009, driven mainly by Moldtelecom’s ADSL offer and Orange Moldova’s mobile broadband offer (Internet Acum). The price war intensified between Starnet and Moldtelecom in the fixed-line segment (xDSL and FTTx). Moldtelecom continued to develop its fiber network in Chisinau, and has started to migrate its network to NSN/MSAN technology.

The Competitive Environment

MOBILE MARKET SHARE

Source: National telecommunications regulatory authority (ANRCETI), March 2010

Regulatory Environment

Regulatory Framework and Authorities

The telecommunication regulatory framework in Moldova is governed by the electronic communications Act of November 15, 2007.

The regulatory Agency for electronic communications and information technology (ANRCETI) is responsible for the regulation of telecommunications sector.

The National Agency for protection of competition created in 2007 is in charge of the protection and promotion of competition.

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Mobile Communications

KEY EVENTS 2009

February 2	Call termination rates: The ANRCETI launched an investigation on call termination rates in fixed and mobile networks.
May 6	Call termination rates: The ANRCETI launched a consultation on the methodology for calculation of interconnection and access costs.
December 3	3G services: The ANRCETI authorized Moldtelecom, the incumbent operator, to launch 3G services.

Termination rates

In February 2009, the ANRCETI started an investigation on the call termination rates of the suppliers designated by the Moldovan competition authority as dominant on the markets for termination of calls in their fixed or mobile networks. The regulator requested these suppliers to provide information on the model used for calculation of their termination rates, cost elements and network elements of which cost is included in such calculation and principle for determination of the margin.

Orange Moldova mobile call termination rates (MTRs) were fixed in 2003 based on a calculation carried out in coordination with the regulator. In early 2007, the ANRCETI set the mobile call termination rates for the newly launched CDMA mobile network of the incumbent using a model for the calculation of costs and tariffs recommended by ITU.

Following public consultations in May 2009, a methodology of calculation of the cost of interconnection and access, based on Forward-Looking Long-Run Average Incremental Cost (FL-LRAIC) model is subject to approval by the regulator.

3G services

In December 2009, the regulator authorized Moldtelecom, the incumbent operator, to launch its 3G services, after having conducted tests on its 3G network. Moldtelecom has acquired its 3G license in December 2008 and was supposed, under the license conditions, to launch them by August 1, 2009. Moldtelecom was granted an extension of the initial deadline. The launching of services should take place in the first quarter of 2010.

Eventis applied for a 3G license in December 2008. The regulator found that Eventis has not complied with its license obligation in terms of coverage and network deployment at the end of 2009. In February 2010, the regulator imposed on Eventis a temporary suspension of its GSM license.

Fixed and broadband communications

KEY EVENTS 2009

January 31	Unbundling: The ANRCETI approved the new regulations on unbundling.
April 14	Universal service: The ANRCETI issued for consultation a new draft of the regulations on universal service.
April 28	Relevant markets: The ANRCETI approved the decision on the identification of relevant markets of electronic communications networks and/or services susceptible to ex-ante regulation.
October 6	Regulatory support: The ANRCETI started a technical assistance project, sponsored by EBRD.
February 2010	Local loop unbundling and wholesale broadband: The ANRCETI launched consultations on market analysis.

Local Loop Unbundling (LLU)

In January 2009, the ANRCETI approved the new regulations on local loop unbundling, which is favorable to alternative operators. They set out the specific obligations for suppliers who are imposed the obligation to provide access to their local loop. The regulations also provide for the contents of a local loop unbundling reference offer. However, the provisions designed to protect the investments of the alternative operators are less favorable than in the European Union. These obligations have not yet entered into force.

The local loop unbundling contractual relationship between the incumbent and the alternative operators is currently governed by bilateral commercial agreements. The existing agreement does not cover the establishment of unbundling, but is focused only on pricing of and management of customer relationship. Furthermore, the establishment and extension of unbundling is subject to separate orders, which are accepted at the incumbent’s discretion. As a rule, the incumbent allows the establishment of a few unbundling accesses, but refuses extension, invoking lack of technical possibility. At the same time, the incumbent actively develops its own capabilities.

In September 2009, Orange Moldova failed to reach a commercial agreement with Moldtelecom on an unbundling significant extension, the same reason being invoked. As a result, Orange Moldova ADSL development is currently blocked.

Questions remain as to the efficiency with which the new regulations will be implemented. In addition, it is not clear whether the incumbent will be required to extend facilities to meet the requests of alternative operators for new unbundling accesses.

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Universal Service

In April 2009, the ANRCETI put forward for consultation a new draft of the regulations concerning universal service. The new draft sets out the procedures for: 1) the designation of universal service suppliers, 2) the compensation of net cost of universal service obligations, 3) the formation of the universal service fund, 4) the terms of supply of the specific types of universal service obligations, as well as provisions concerning 5) the affordability of tariffs, 6) the control of expenditure and 7) the quality of service.

According to the Government’s plan of activity, the Ministry of Information Technologies and Communications is to submit to the Government for approval the national plan for implementation of the universal service. No draft plan has been presented yet. In January 2010, the Ministry requested the operators to provide information on the number of their users in different geographic areas in order to assess the access to electronic communications services in Moldova. This study should provide the basis for the preparation of the abovementioned Plan.

The regulator also conducted a consultation on the draft methodology for calculation of the net cost of provision of universal service in 2008, which is subject to approval by the Government.

Identification of Relevant Markets

In April 2009, the ANRCETI approved the decision identifying the relevant markets of electronic communications networks and/or services susceptible to ex-ante regulation. The regulator identified the seven markets listed in the 2007 Commission Recommendation, as well as the markets 10 and 14 from the 2003 Commission Recommendation and the market of “physical access to associated facilities”.

The list of relevant markets includes the wholesale local loop unbundling and broadband access markets, as well as access to associated facilities (including ducts, towers, and premises).

Orange Moldova’s competitors have been lobbying for the adoption of additional regulatory remedies on Orange Moldova, particularly the identification of the mobile retail market as a market susceptible to ex-ante regulation, the designation of Orange Moldova as an SMP operator on this market and the implementation of regulatory obligations, even if this market is not listed in the Commission’s 2007 recommendation.

Under the 2007 Law on electronic communications, the operators recognized as having dominant position on the market by the Competition Authority are automatically considered as having SMP on the same markets. So far, the Competition Authority has found that Moldtelecom is dominant on local, long distance and international fixed telephony markets, on wholesale as well as retail markets. The Competition Authority has also found that Orange Moldova, Moldcell and Moldtelecom are dominant on the market for termination of calls in their own mobile network.

Regulatory Support

In October 2009, the ANRCETI started a technical regulatory assistance project, sponsored by EBRD (European Bank for Reconstruction and Development).

The project will be implemented over 2009-2010 by Great Village International Consultants (Canada), Incyte Consulting (UK), Development Dynamics, Nicolas Higham & Associates (UK) and McLean Foster & Co.

The project is focused on:

•

improvement of the regulator’s institutional capabilities (training);

•

identification of relevant markets, market analyses and designation of SMP operators, imposition of regulatory obligations;

•

interconnection and access to network infrastructure, including the development of a fixed broadband market;

•

preparation of the regulatory framework for the implementation of number portability;

•

preparation of the regulatory framework for the implementation of universal service.

Local loop Unbundling and Wholesale Broadband Markets:

In February 2010, ANRCETI issued two consultations on the identification of the local loop unbundling and wholesale broadband access markets. These market analyses will be followed by the determination of the SMP operator(s) and appropriate remedies.

Orange Moldova’s Activities

FINANCIAL AND OPERATING INDICATORS

	2009	2008	2007
Revenues (in millions of euros)	150	137	102
Number of customers (in thousands)	1,586	1,457	1,160
Total mobile ARPU (euros per year)	97	103	99
Source: Orange

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Orange Moldova is the undisputed market leader, with market share of 65.6% in 2009. The activities of access provider Telemedia have now been integrated, following its acquisition by Orange Moldova at the end of 2008, thereby adding a wide range of fixed-line services aimed at business customers to its offer portfolio (including FTTx and xDSL offers).

Orange Moldova’s mobile broadband offer, launched at the end of 2009, has attracted nearly 49,000 subscribers, its main selling points are a wide 3G coverage across the entire country, excellent network quality, and speeds of 14.4 Mbps, which have now been increased to 21 Mbps.

Distribution

During 2009, Orange Moldova reinforced its distribution network, which comprises different channels. Orange increased its presence with the opening of eight new own stores, bringing their number to 25 (including one franchise). Of the 144 outlets offering the full range of Orange Moldova products and services, 98 have partner status under the Orange brand, and 46 have signed exclusivity contracts.

Orange owes it leadership position in the prepaid segment in large part to the strong marketing presence embodied by its 1,269 exclusive points of sale and 1,181 other outlets such as kiosks.

Orange also launched an on-line store in 2009, in addition to its existing distribution network.

Key Events

October	Orange Moldova launched world’s first high-definition voice service for mobile phones.
November	The Orange Moldova Foundation was officially inaugurated during a ceremony for the donation of a tomograph to the Chisinau neurological hospital.

Outlook

In 2010 Orange Moldova plans to continue its transformation into a diversified and integrated operator. To achieve this goal, Orange Moldova plans to focus on:

•

the improvement in the quality of communications, the distribution network and customer relations;

•

the diversification of its portfolio of products and services;

•

the stimulation of usage and ARPU, while preserving its market share;

•

the integration of new activities while maintaining the efficiency of its organization.

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Austria

The Economic Environment and the Telecommunications Market

Broadly speaking, the Austrian market has for some years been marked by substantial migration of voice traffic from fixed lines to mobiles. Austria has one of the lowest fixed-line penetration rates in Europe, and one of the highest rates of households equipped solely with mobile telephony. The same phenomenon can be seen in broadband, where 51% of households have fixed lines (Source: Société Générale, January 2010), compared with a European average of 65%.

That said, mobile market revenues continued to fall in 2009, on the back of extreme competitive pressure and the regulatory impact (ongoing cuts to call termination prices, among the lowest in Europe), as growth in mobile data revenues slowed sharply.

Mobile penetration stood at 137% at end 2009 (Source: Idate, January 2010), up from 132% at end 2008, with growth attributable chiefly to the rise of the mobile Internet.

The Competitive Environment

Orange Austria was the third operator to enter the Austrian market. As of end 2009, Orange Austria, with 19% market share in volume (stable compared with 2008), was the third-ranking operator, behind A1 Mobilkom (a subsidiary of Austria’s incumbent, Telekom Austria, stable with 43% market share) and T-Mobile (30%, down from 32% in 2008). Orange also ranked third in terms of value in the Austrian mobile market. The market’s fourth operator, Hutchison “3”, has an 8% share of the market in volume, up 2 points compared with 2008 thanks to an extremely aggressive pricing policy.

Orange Austria’s Activities

Orange owns a 35% interest in ONE GmbH, as part of a consortium with Mid Europa Partners, which purchased the company in October 2007. ONE was granted the third Austrian mobile license in 1997 and a 20-year UMTS license on November 20, 2000. The ONE brand was replaced by the Orange brand on September 22, 2008. As of December 31, 2009, Orange Austria’s 2G network covered 98.3% of the population, and its 3G network 68%.

At the close of 2009, Orange Austria had 2.1 million active customers (including 240,000 data only customers).

Offers

Orange Austria offers its customers a wide range of mobile communication services, namely a telephone postpaid package including call and SMS (Team and Team Europa), mobile Internet subscriptions, packages designed for businesses (professional offers for SoHos and SMEs, bespoke offers for large corporate clients) and prepaid packages, especially under the Yesss brand.

Distribution

Orange Austria sells its products and services through various distribution channels:

•

53 Orange Austria stores selling only Orange products;

•

39 partner stores selling only Orange products and services;

•

approximately 1,300 indirect points of sale, including several that only sell mobile telephony products and services;

•

a website (www.orange.at), where customers can obtain Orange products and services, and purchase.

Outlook

In 2010, emphasis will be placed on customer retention and cross selling of offers and products. In the mobile broadband segment, Orange expects to continue its cost-optimization policy in a fiercely competitive market.

Portugal

The Portuguese telecommunications market continued to grow in 2009: the mobile segment still represents half of this market, but pay TV and the Internet experienced the strongest growth.

France Telecom is present on the Portuguese market through its 20% shareholding in the equity of Sonaecom. Sonaecom offers mobile telephony and Internet access services (ADSL and FTTH) via its Optimus brand.

The penetration rate on the mobile market stands at 146% of the population, which numbers 10.7 million inhabitants. The growth in this rate of 6.9 points in 2009 is owed mainly to an increase in postpaid customers, who represent 27.4% of the market compared with 25.2% the year before. On this market, Sonaecom improved its position in 2009 with a market share of 20.7% (i.e. 3.43 million mobile customers) against 43.7% for Portugal Telecom and 35.6% for Vodafone Portugal.

The penetration rate for Internet access in Portugal, up by 2 points in one year, stands at 17% of the population, which is still low compared with the European average. Internet access is made up of 57% ADSL access (which increased by 12% in 2009), 41% cable (up by 13% in 2009) and other access types, including FTTH, which increased by 65% compared with 2008. With 10.4% of the market, Sonaecom lies in third place.

Fixed-line telephony is continuing to grow, with 2.2% more additional customers in 2009. Although Portugal Telecom has kept its position as market leader, the alternative operators have strengthened their position on this market, of which Sonaecom held 17.5% in the third quarter of 2009.

Working towards a cost reduction objective, Sonaecom now has integrated teams to cover all fixed-line, mobile and Internet offers. In terms of distribution, Sonaecom owns 47 stores and also markets its services via the Internet and through retailers.

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Significant investments were made in 2009 in order to offer various additional services, expand the network bandwidth and ensure good quality of service. At the end of 2009, 3G coverage reached 90% of the population, with more than 85% on HSDPA. In order to offer unbundling to its Internet customers, Sonaecom is installed in 192 switches. In addition, Sonaecom’s fiber network covers 200,000 households.

In 2010, Sonaecom will pursue its strategy of making Optimus the leading integrated telecoms operator in Portugal and will continue to invest in its network to keep up with the expansion in its customers’ uses. With respect to FTTH, Sonaecom will pursue its prudent roll-out policy.

Armenia

The Economic Environment and the Telecommunications Market

Armenia has a population of 3.2 million, including 1.2 million in the capital, Yerevan.

The country was hit hard by the economic crisis in 2009.

Until Orange’s entry, Armenia’s mobile telecommunications market was occupied by two players, Beeline (a subsidiary of Russian player Vimpelcom, a shareholder of Armentel, the incumbent, which has a virtual monopoly on fixed-line businesses) and Vivacell (a subsidiary of Russian operator MTS). The second operator to enter the market, Vivacell has managed to achieve market leadership, with an 80% share in the mobile market.

Mobile penetration was roughly 80% when Orange Armenia entered the market.

Armenia’s Internet market is relatively underdeveloped, and is fragmented between various access providers offering fiber optic access and WiMax services, while the ADSL offer is monopolized by BeeLine.

Armenia’s total telecommunications market was worth about 350 million euros in 2009.

Orange’s Activities in Armenia

Orange Armenia was granted a license to operate mobile communication services in the 900, 1,800 and 2,100 MHz bands on November 19, 2008, for a period of 15 years. The license cost 51.5 million euros.

Orange Armenia, a wholly owned subsidiary of the France Telecom Group, launched its operations on November 5, 2009, with a range of services covering voice and mobile broadband, using a new-generation 2G/3G HSPA network and a fully integrated and convergent solution (intelligent network, added-value services).

At the time of the launch, coverage extended to 83% of the population via 300 sites in service, offering excellent high-speed wireless quality.

Thanks to the attractiveness of its offers and its marketing strength, Orange Armenia had 150,000 active (voice) customers by the end of 2009, most of them prepaid, as well as 10,000 mobile broadband customers. This was in line with – or a shade above – expectations.

Distribution

Distribution: from the moment of its launch, Orange Armenia had a large distribution network comprising 38 stores under its brand (of which 29 under franchise), 1,500 indirect points of sale and 2,500 points of sale for prepaid top-ups.

Orange Armenia has also diversified its means of payment: in stores, via machines (500 payment points), in banks and at ATMs, as well as electronic top-ups (e-top-ups).

Outlook

Orange Armenia intends to continue rolling out its network infrastructure and opening new points of sale in 2010.

Dominican Republic

The Economic Environment and the Telecommunications Market

KEY MACROECONOMIC DATA

	2009e	2008	2007
Population (in millions)	9.0	8.9	8.8
Growth in GDP (%)	0.5%	5.3%	8.5%
GDP per person (PPP, $)	8,672	8,619	8,133
Source: IMF, October 2009

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The Dominican Republic has a population of approximately 9 million.

The telecommunications sector recorded uninterrupted growth throughout 2009, with a 16.7% increase in volumes over the first three quarters of 2009, due mainly to the 27.9% increase in mobile customers, with 8.1 million at year’s end (or 90% of the total market). Prepaid offers account for 87% of the mobile customer base. In 2009, the split between prepaid customers and subscribers moved unfavorably, with the proportion of prepaid users increasing by 2 points due to the fact that potential customers are increasingly coming from poorer backgrounds. Average revenue (ARPU) in the national market fell by 1 euro on a comparable basis between 2008 and 2009. The main reasons for the fall were the big increase in customers from the lower end of the market and the economic recession, even though its impact was not as strong as in most other Latin American countries in 2009.

The fixed-line telephony market represents 0.9 million lines. It has been contracting since 2008 in both volume and value, whereas the Internet market has been growing robustly since 2008. These two markets are largely dominated by Claro, which has market shares of 82% in fixed-line telephony and 80% in the Internet.

The Competitive Environment

Orange’s main competitor is former monopoly Claro, which has 3.9 million mobile customers, 80% on its GSM network and 20% on its CDMA network. Claro is active in the mobile, Internet and television markets. It launched television via the Internet and mobile TV in 2009, and had built its market share up to 51.6% by end 2009 (a 1% increase compared with 2008). Claro also anticipated Orange’s entry into the 3G market, focusing on broadening its network coverage and improving its 3G products and services in 2009.

Viva is the third-ranking mobile operator, with 450,000 customers (70% GSM and 30% CDMA) and a 6.8% market share. Its strategy is based primarily on price.

Tricom ranks fourth among mobile operators, with 250,000 customers and an entirely CDMA network. It ranks second in the fixed-line and Internet markets.

Orange Dominicana’s Activities

	2009	2008	2007
Revenues (in millions of euros)	417	414	411
Number of mobile subscribers (in millions)	2.8	2.4	2.1
o/w broadband mobile	0.24	0.20	0.01
Source: Orange

France Telecom owns 100% of Orange Dominicana, which launched its GSM900 network in November 2000 under the Orange brand.

Growth in revenues in 2009 was achieved thanks to the increase in the customer base, which helped offset the decline in average revenue per user (ARPU). This decline was linked to growth at the low end of the market and the increase in the proportion of customers on prepaid offers. Orange Dominica nevertheless continues to boast the best split between prepaid customers and subscribers among Caribbean operators, the highest ARPU and the lowest churn rate, thanks to its strong brand image, a major loyalty program, the excellence of its customer service and the quality of its GSM network. Orange’s market share is particularly high in towns, and the brand is also a strong force among young customers.

In addition, the mobile data market did very well in 2009, thanks to Blackberry offers, and is likely to continue growing with the launch of 3G in early 2010. Orange Dominicana makes the biggest volume of BlackBerry sales in the consumer market, which is also the biggest of the emerging markets within the France Telecom Group.

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Offers

Type	Name of the offer / price	Key features
Postpaid	MAX • Orange Family from 545 to 2,925 pesos • 12 or 18 months from 290 to 2,895 pesos	Includes up to 1,200 minutes for durations of 12 or 18 months, and unlimited calls to favorite family numbers: • Rate between 1 and 4.95 pesos
	FLEX • Orange Family from 1,000 to 3,050 pesos • 12 or 18 months from 345 to 3,100 pesos	• Includes up to 1,200 minutes for durations of 12 or 18 months, and unlimited calls to favorite family numbers • Rate between 1 and 5.15 pesos
Prepaid	Regular offer	On-net communication charged by the second between 0.06 and 0.10 pesos
	Special night period	Off-net communication charged by the second between 0.11 and 0.13 pesos
Favorite number
iPhone	iMAX for 3,325 pesos	Package including 2,000 minutes, 500 SMS and 500 Mb
	iFLEX for 3,325 pesos	Package from 1,000 to 2,000 minutes, 250 to 500 SMS and 250 to 450 Mb
Blackberry	Internet solution for 850 pesos	Includes GPRS consumption within the Orange network
Enterprise solution for 1,100 pesos
Social for 550 pesos

Distribution

Orange Dominicana sells its products through the following distribution channels:

•

four stores and six commercial offices belonging to Orange Dominicana that offer the full line of products and services, including service activation, after-sale service, handset repairs and B2B services;

•

a network of exclusive retailers that give Orange Dominicana presence throughout the country;

•

independent distributors for topping up cards.

The Network

Orange Dominicana launched, in February 2010, its 3G network in an HSPA 7.2 Mbps version and aims to cover 50% of the population before the end of 2010. 3G technology will allow the development of mobile Internet services. A study conducted by INTEC in 2009 confirmed that Orange has the best GSM network in terms of quality (quality of reception, quality of calls, low drop-call ratio). Geographic coverage will be further extended in 2010 with the rollout of the 3G network.

KEY EVENTS

January	Orange Dominicana launched a SIM only offer, which was a great success in 2009.
March	Creation of Adomtel, an association comprising the four operators.
July	Installation of the first site powered by solar panels.
August	Publication of an INTEC study confirming the sterling quality of Orange’s GSM network.
November	Orange Dominicana celebrated its ninth anniversary and launched the Orange Foundation.

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6.3.5.2   Africa and the Middle East

Egypt

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions) (1)	76.7	75.2	73.6
Households (in millions) (2)	17.1	16.8	16.4
GDP growth (%) (1)	+4.7%	+7.2%	+7.1%
GDP per capita (PPP, $) (1)	6,147	5,897	5,504
Sources: (1) IMF, October 2009 (2) Strategy Analytics, May 2009

TELECOM SERVICES REVENUES (IN BILLIONS OF EGYPTIAN POUNDS)

Source: Pyramid Research, December 2009 (USD 1 = EGP 5.51)

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: National Telecommunications Regulation Authority (NTRA)

Egypt’s GDP grew by an estimated 4.7% in 2009, 2.7 points less than in 2008. The Egyptian economy showed a good measure of resilience in the face of the global economic crisis in 2009, thanks to government stimulus packages.

Mobile Telephony

	2009	2008	2007
Number of customers (in millions) (1)	55.4	41.3	30.1
o/w post-paid (1) (2)	1.8	1.6	1.3
o/w prepaid (1) (2)	53.6	39.7	28.8
Sources: (1) National Telecommunications Regulation Authority (NTRA) (2) Pyramid Research, December 2009

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With the fixed-line telephony penetration rate falling and the development of broadband Internet still very limited, the mobile penetration rate continues to increase, offering potential for growth in data and Internet activities on the mobile network. Alliances and integrations are changing the telecommunications market landscape, as the various players shift towards a strategy of convergence, and competition between mobile operators extends to the Internet market, business solutions and, potentially, fixed lines.

The mobile penetration rate was 71.9% as of end 2009, with 55.4 million customers, a 34% increase year-on-year. This big increase reflects the more aggressive approach taken by the market’s three operators to acquire new customers, which helped expand the overall market. The Egyptian market is dominated by prepaid customers (97% of the total). Operators are increasingly extending their offers into the market’s lower segments, by cutting connection rates, selling inexpensive mobile handsets and allowing customers to top up their cards with small amounts. This enables operators to extend their presence into rural areas, but tends to bring the average revenue per user (ARPU) down. Operators are also continuing their progression within middle class customers.

The Competitive Environment

MOBILE MARKET SHARE

Source: National Telecommunications Regulation Authority (NTRA)

ECMS, partially owned by France Telecom, was the first operator to launch mobile services in Egypt, under the Mobinil brand. As of December 30, 2009, ECMS had the biggest market share in prepaid offers and post-paid alike. Vodafone Egypt entered the market in November 1998, under the ClickGSM brand. Vodafone is well placed in the high value-added customer segment, thanks to the launch of its 3G network in 2007. Etisalat, a subsidiary of Etisalat U.A.E., is the market’s third operator, which entered the market in May 2007. In 2009, Etisalat gained market shares at the expense of Vodafone and Mobinil, thanks to the launch of a very attractive offering featuring a flat price by the minute, to all networks.

Regulatory Environment

Regulatory Framework and Authorities

The Egyptian telecommunications sector is ruled by law no. 10/2003 of February 2003.

The Minister of Communication and Information Technology defines telecommunications policy.

The National Telecommunications Regulatory Authority (NTRA) is in charge of telecommunications regulation.

Mobile Communications

2009 KEY EVENTS

January 1	3G: the NTRA failed to deliver the 2.5 MHz frequency block in the 1800 MHz band provided for in the Mobinil 3G license.
April 15	GPS: The NTRA approved GPS use in Egypt.
August 9	Mobile call termination rates: the NTRA proposed a decrease in Mobinil call termination rates (from 11 PT to 8.5 PT).
October 1	Licensing: the NTRA to grant two licenses to install and operate telecommunication networks in closed locations.
November 8	Handsets: the NTRA has requested that all mobile operators deactivate the lines using unauthorized Chinese handsets.
November 12	Mobile number portability: agreement reached on the final directives for the Corporate MNP.
November 15/18	Internet Governance Forum: the overall theme of this forum was “Internet Governance: Creating Opportunities for All”.
November 19	8GHz in the Red Sea: the NTRA gives Mobinil a license for MWL in the 8 GHz band in the Red Sea area.
December 28	Numbering Plan: the NTRA announces the increase of the current national mobile numbering plan capacity in Egypt.

3G

In addition to the 3G License, and in accordance with the NTRA letter to Mobinil of October 2007, Mobinil was to receive an additional 2.5 MHz frequency block in the 1800 MHz band by January 2009. The NTRA put off implementing this measure, so Mobinil suspended the payment of the second 3G license fee (750 million Egyptian pounds) that was due on January 1, 2009.

This additional bandwidth is a strong requirement for Mobinil in order to increase its spectrum capacity and to provide more services.

GPS

In April 2009, the NTRA Board of Directors issued a number of decisions concerning the usage of Global Positioning System (GPS) devices in Egypt. Mobinil is allowed to introduce new services and products that are dependent on GPS applications.

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Mobile call termination rates

In August 2009, the NTRA proposed to decrease Mobinil termination rates to 8.5 PT instead of 11 PT for incoming traffic from Telecom Egypt and Etisalat. In early 2010 no decision had yet been taken.

Licensing

The NTRA Board of Directors approved the granting of two licenses to install and operate telecommunication networks in closed locations.

The licensees will be able to install and operate telecommunication networks in closed locations (with a total number of units in each closed location not less than 50 units and not more than 5,000).

The licensees shall abide by telecommunication law no. 10/2003 in all its provisions. The licensees are expected to use the latest communications technology providing all modern services such as triple play offers and other services over optical fiber networks. Total investment during the next five years is estimated to be up to 1 billion US dollars. The companies had to submit their proposals on January 12, 2010.

Handsets

In December 2009, the NTRA requested that all mobile operators deactivate the lines using unauthorized Chinese handsets (with duplicated or fake IMEI, or even without IMEI) for security reasons. Mobinil indicated to the NTRA that such a request would not be feasible to implement due to some technical constraints. Action was coordinated with other operators and the NTRA to tackle this issue. National Security Authorities might take a further step by withdrawing these unauthorized handsets from the market for consumers.

Mobile Number Portability

Mobinil number portability was implemented in Egypt in 2008. It was expected that corporate mobile number portability would follow within three to six months. However, due to differences in administrative systems adopted by the three mobile operators, discussions went until November 2009. Following negotiations between operators, corporate mobile number portability guidelines have been finally issued and implementation is expected to be effective in the first quarter of 2010.

Forum on Internet Governance

The fourth meeting of the Internet Governance Forum made a focus on the overall theme of “Internet Governance: Creating Opportunities for All”. The Minister of Communication and Information Technology is keen on pushing both mobile and fixed broadband services. Competition is expected to be dense in this field. In addition, the Minister announced a major investment program for broadband in rural areas.

Mobinil Activities

MOBINIL: FINANCIAL AND OPERATING INDICATORS

	2009	2008	2007
Revenues (in millions of Egyptian pounds)	10,807	10,015	8,248
Number of subscribers (in millions) (1)
Mobile customers	25.4	20.1	15.1
o/w post-paid	0.7	0.6	0.6
o/w prepaid	24.7	19.5	14.6
Total ARPU (in Egyptian pounds per month)	39	46	55

Source: Mobinil

(1)

Mobinil/ECMS’s financial and operating data are consolidated proportionately at 71.25%. Mobinil’s total customer base, consolidated at 71.25%, was 18.1 million as of December 31, 2009.

Orange owns a 71.25% interest in Mobinil (Mobinil Telecommunications S.A.E.), which in turn owns a 51.0% stake in Egyptian Company for Mobile Services (“ECMS”), which operates under the Mobinil brand. The remaining 28.75% of Mobinil are owned by Egyptian group Orascom Telecom, which also owns a 20% direct interest in ECMS, whose shares are traded on the Cairo and Alexandria stock exchanges.

In application of a judgment given in March 2009, France Telecom obtained the right to acquire Orascom Telecom’s full 28.75% stake in Mobinil, which did not go through due to the miscellaneous litigation in Egypt. On April 14, 2010 France Telecom and Orascom announced the basis of an agreement on Mobinil and ECMS. For more information, see Chapter 20, Note 3 Main acquisitions and disposals and changes in the scope of consolidation, Note 32.2 Other proceedings, Section 20.4 Litigation and arbitration procedures and Section 20.5 Significant change in the financial or trading position.

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ECMS was founded in 1998 and was granted a GSM900 license the same year. In 2007, ECMS was awarded a 15-year UMTS license for 3.7 billion Egyptian pounds (staggered payment) and an annual percentage of 2.4% of total revenues. After 2022, this license can be renewed without additional cost for periods of five consecutive years. The 2G license it already holds will be automatically extended for a period of nine and a half years, and will accordingly expire on the same date as the 3G license. The license was contingent on a detailed five-year coverage plan, and the regulatory authority (NTRA) guaranteed Mobinil that it would be granted other frequency bands, special rates applicable to its customers for communications within its network (“on-net” mode) and a new reserved network code.

Mobinil’s customer base stood at 25.4 million as of end 2009, a 26% increase year-on-year (+5.2 million customers). Prepaid customers account for 97% of the total customer base, and generate the most growth. Annual revenues totaled 10.8 billion Egyptian pounds, a 7.9% increase compared with 2008 thanks to growth in customer volumes. Average revenue per user continued its decline in 2009, with a fall of 16% to 39 Egyptian pounds caused mainly by the intensification of competition between operators and the acquisition of new customers with lower spending power.

Offers

Type	Name / Price (in Egyptian pounds)	Key characteristics
Monthly packages	STAR from 25 to 900 Egyptian pounds per month

A range of offers with monthly payments, unlimited calls to mobile and fixed lines, and free services (free number, conference): Star Favorite Number-Light, Star Favorite Number-Premium, Star Unlimited Mobinil-Light

Prepaid cards	ALO	A range of personalized and easy-to-use offers with different prices per minute and per SMS (Alohat for young people, Region for older people, Tourist for tourists, El Masry launched by year’s end)
Monthly packages for business customers	Business pack from 25 to 275 Egyptian pounds per month

A range of personalized offers suited to the needs of business customers, with different options available depending on the rate plan: Bucket 25, Bucket 90 (unlimited calls within the company), Bucket 175 (unlimited calls within the Mobinil network), Bucket 275 (unlimited calls to all networks)

Mobile broadband	Monthly packages from 50 to 150 Egyptian pounds per month	Monthly packages featuring a set volume of traffic and Internet access everywhere, with no bills and no commitment thanks to a prepaid Internet line

Distribution

Mobinil sells its products and services through various distribution channels in Egypt:

•

directly owned Mobinil stores, the number of which increased from 33 in 2008 to 42 in 2009;

•

a network of Mobinil franchises, which increased from 30 in 2008 to 49 in 2009;

•

Mobinil kiosks located in universities, which provide products and services to students;

•

independent kiosks, which sell products including scratch cards and Alo lines in the metro, train stations and ports;

•

specialized distributors and retailers. In 2009, about 9,500 of these outlets offered Mobinil services and products.

The Network

In May 2009, Mobinil’s 2G network covered 99.7% of the Egyptian population. Mobinil has also installed more than 1,130 sites in order to serve most of Egypt’s big cities since the launch of its 3G HSPA network in September 2008.

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Key Events

February

Mobinil launched a prepaid Internet line enabling customers to enjoy fast Internet connections with no commitment and no monthly bills, and the possibility of topping up their account with the amount of their choice and no time limit on its use.

June	Mobinil launched new rate plans for business customers.
July	Mobinil launched the Alo Baladeyat offer, aimed at Egypt’s rural areas, with special prices reserved for these areas.
September	Roaming agreement signed with Zain for the use of Mobinil top-up cards in Egypt.
September	Mobinil launched the new iPhone 3GS in Egypt, along with three rate plans (Mobinil iPhone 500, 1000 and 2000).
November	Mobinil launched the New Star 1000 unlimited offer, featuring unlimited calls to Mobinil customers 24/7, and 1,000 minutes of calls to all operators.
December	Mobinil launched new prepaid services on BlackBerry.

Outlook

ECMS’s priorities in 2010 are to:

•

maintain its leadership position in the market thanks to the size of its customer base and the strength of its brand;

•

strive to gain market share in value on Vodafone by attracting customers that are major consumers with the introduction of innovative products (mobile TV, mobile broadband Internet);

•

pursue its transformation plan, building on the excellence of its network and its technology, cost control combining quality of service and efficiency, and the key place of customers in the organization and processes.

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Ivory Coast

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions)	21.4	20.8	20.2
GDP growth (%)	+3.7%	+2.3%	+1.6%
GDP per capita (PPP, $)	1,680	1,643	1,619
Source: IMF, October 2009

The Ivory Coast has a population of 21.4 million.

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid Research, December 2009

Ivory Coast had 61,629 Internet subscribers as of end 2009, and Côte d’Ivoire Télécom has a leading 74.4% market share (Source: Côte d’Ivoire Télécom).

The mobile market increased from 10.8 million to 11.8 million SIM cards between 2008 and 2009, an increase of 9.3%. In parallel the mobile penetration rose up from 52% to 55%. The increase in the penetration rate was driven by the extension of operator coverage, cuts to the costs of communications and handsets.

The Competitive Environment

MOBILE MARKET SHARE

Source: Orange estimate

The market is characterized by a high level of competition linked to the presence of five operators, three of which have adopted low pricing strategies via aggressive bonus policies. Orange has nevertheless maintained its competitive advantage thanks to the coverage and quality of its network.

Competition has become especially tough in the telephony market in a regulatory environment marked by cuts to interconnection rates (from €0.087 to €0.067 as of January 1, 2009) and the entry of a fifth operator at the end of 2008. In 2009, operators put together very aggressive rate promotions regarding intra-network calls, which boosted volumes of intra-network traffic and reduced traffic from other national operators. Promotions also favored multi-equipment in SIM cards, which concerns 37% of the Ivory Coast mobile base (Source: Orange Côte d’Ivoire). Lastly, to preserve value and reduce churn, operators have taken targeted action in the direction of young people and high-revenue customers.

Regulatory Environment

Ivory Coast has two public organizations in charge of regulating telecommunications, both created by the law no. 95-526 of July 7, 1995, which defines the legal framework for telecommunications.

The ATCI, the Ivory Coast telecommunications agency, responsible for licenses and functioning regulations for operators, has a dual function: that of a technical agency and that of policing telecommunications. It investigates claims and arbitrates in the first instance.

The CTCI, the Ivory Coast telecommunications council, handles legal appeals, by conciliating and arbitrating disputes, either between operators or with the ATCI.

Key Events

January 6	The ATCI was urged by users to take action concerning the quality of networks
January 29	Launch of Orange Money
February 3	The ATCI sets the price cap for interconnection
February 23	The ATCI announces the arrival of two new operators
May 27	The ATCI launches subscriber identification
August	20 CFA francs tax on incoming international traffic (subsequently suspended)
November 30	The ATCI sets the interconnection cost for 2010

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Orange Money

The ATCI gave its agreement for the launch of Orange Money, which provides a simple payment solution via mobile phones for an underbanked population.

Mobile Interconnection

On February 3, 2009 the ATCI changed the interconnection price from 57 CFA francs to 45 CFA francs ex VAT per minute. SMS and MMS are at 20 CFA francs ex VAT. On January 1, 2010, the interconnection price changed to 43 CFA francs ex VAT.

Mobile Operators

The arrival of two new operators brings the number of mobile operators to 7. The two new operators are Emirati Warid and R.Com. According to the ATCI, the market will be self-regulating and only the most efficient operators will remain.

Program launched by the ATCI for the Identification of Mobile Subscribers

This operation started on July 1, 2009 and will take place until December 31, 2010. All subscribers possessing SIM cards must be registered by their operators by supplying information regarding their identity backed by official documents. Following this procedure, those that have not come forward will have their service terminated.

Tax on incoming International Traffic

Orange Côte d’Ivoire and Côte d’Ivoire Télécom are opposed to the tax on incoming international traffic. The government took note of the operators’ arguments and suspended application of this tax.

Côte d’Ivoire Télécom and Orange Côte d’Ivoire’s Activities

FINANCIAL AND OPERATING INDICATORS

Financial and operating indicators	2009	2008	2007
Revenues (in millions of euros)	458	444	413
Number of customers (in thousands)
Fixed-line	284	279	250
Internet-line	47	44	23
Mobile customers	3,817	4,142	2,860
Mobile ARPU (euros per year)	97	109	136
Source: Orange

Orange owns an 85% interest in Orange Côte d’Ivoire(CIT), which began operating its network in 1996 under the Ivoiris brand, and a 45.90% interest in Côte d’Ivoire Télécom (CIT), Ivory Coast’s incumbent telecommunications operator, which supplies fixed-line telephony services, as well as broadband and wholesale services.

Since May 2002, Orange Côte d’Ivoire has operated under the Orange brand in Ivory Coast. Its strategy is to develop integrated offers and convergent services, based on growth in multi-equipment.

Orange Côte d’Ivoire also pursued its growth in rural areas in 2009, with an ambitious program of extensions to its mobile coverage: 1,050 sites as of end 2009, 210 of which were installed in 2009.

Côte d’Ivoire Télécom had more than 47,000 Internet customers as of end 2009. Growth in customers slowed in 2009 because of a high churn rate early in the year, due to major recruitment campaigns late in 2008, making customer retention a major challenge. Work done to segment the range and improve the IT system nevertheless helped reduce the churn rate significantly in the second half of 2009, and at the same time enabled new offers to be brought to the market.

Côte d’Ivoire Télécom operated more than 284,000 fixed lines as of end 2009, a stagnation (+1.8%) attributable to the competition created by the development of mobile telephony.

Offers

In May 2009, Orange Côte d’Ivoire launched a range of mobile offers segmented in four categories, more suited to meet customer needs:

•

a basic offer with a flat rate targeting first-time users;

•

a family offer with very attractive prices for intra-network communications and calls to favorite numbers, to foster customer loyalty;

•

an offer aimed at young people, with a 50% reduction on SMS and value-added services, as well as unlimited SMS after 10.00 pm;

•

a premium monthly subscription with international calls at national prices and a program for changing handset.

Orange Côte d’Ivoire also offers its customers an abundance offer enabling them to benefit from free calling minutes. Pressing ahead with its efforts on innovation, Orange Côte d’Ivoire has launched a mobile payment solution, Orange Money, which is a response to the underbanking in the country. Lastly, a 7,117 school service is also available, enabling parents to monitor their children’s school results by SMS (grades, attendance, final grades). Schools are stakeholders in the scheme and get part of the revenues it generates. Education being a priority, this innovative service has received a warm welcome from schools and parents alike.

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Côte d’Ivoire Télécom has also redesigned its range of Internet offers. Very high bandwidth offers with a package of dedicated services are available for businesses. Consumers can choose between offers with limited or unlimited connection times.

Distribution

Orange Côte d’Ivoire has five directly operated stores, an indirect distribution network comprising 14 exclusive partners, and 43 franchises. Besides, more than 56,000 retailers stock Orange products. CIT has a network of 41 directly operated stores and 22 indirect distributors. It also has another five stores which offer both Orange and CIT products.

Key Events

Orange launched a segmented range of prepaid offers for mobiles. Orange and Côte d’Ivoire Télécom intend to pursue their expansion, particularly in mobile telephony, with innovative offers such as Orange Money, and in the Internet activity.

Jordan

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions)	6.0	5.9	5.7
GDP growth (%)	+3.0%	+7.9%	+8.9%
Per capita GDP (PPP, $)	5,662	5,537	5,140
Source: IMF, October 2009

With a population of 6 million, Jordan is classed as an emerging market. Its GDP growth, which ranged from 6.0% to 8.0% per annum between 2004 and 2007, slowed to 2.2% in 2009.

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid Research, December 2009

Orange Jordan is the country’s biggest operator, with a total of 2.6 million fixed, mobile and Internet customers.

Jordan had 1.8 million Internet customers as of end 2009, an increase of 18.5% compared with 2008, including 223 thousand broadband Internet customers. The Internet penetration rate continued to climb, firming from 25.7% in 2008 to 29.8% in 2009. This trend was driven by falling prices for ADSL offers, the development of WiMax offers and growth in household IT equipment rates.

The mobile market increased by 9.4%, from 5.4 million to 6.0 million SIM cards, between 2008 and 2009. The mobile penetration rate is close to 100%. This growth is being buoyed by the falling cost of communications. It was nevertheless limited by the impact of the economic slowdown and an increase in churn.

The Competitive Environment

MOBILE MARKET SHARE

Source: Orange estimates

Jordan has four mobile operators, three of which shared more than 99% of the market in 2009. Orange ranks second in the mobile market, with market share of 31%.

The Jordanian telecommunications sector experienced an intensification of competition in 2009. Operators put together offers built on price promotions and abundance offers aimed at specific communities.

Orange Jordan obtained a 3G+ license in 2009, with a one-year exclusive period dating from the commercial launch of services, which is slated for 2010.

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The Regulatory Environment

Regulatory Framework and Authorities

The telecommunications law no. 13 of 1995 and the subsequent amending law no. 8 of 2002 establish the Telecommunications Regulatory Commission (TRC), financially and administratively independent, answerable to the Prime Minister.

The Competition Directorate of the Ministry of Industry and Trade, established in December 2002, is responsible for the implementation of competition law no. 33 of 2004 approved on September 1, 2004.

Mobile Communications

2009 KEY EVENTS

June 11	Regulatory Costs: implementation of TSLRIC (Total Service Long-run Incremental Cost) methodology.
July 16	Numbering Plan: TRC Consultation on reviewing the Regulations on the Allocation and Reservation of Numbering Capacity.
October 27	Radio sites: TRC Consultation on reviewing and amending the instructions relative to construction and modification of radio sites.
July 23	Mobile Number Portability (MNP): the TRC issued a statement to implement MNP within 13 months from July 2009.
September 19	3G: Orange Jordan has obtained the 3G license in the 2.1GHz band with acquisition fees of 50 million Jordanian dinars and exclusivity of providing 3G services until February 2011.
November 28	Liberalization of 900 and 1800 MHz bands TRC Consultation.

Regulatory Costs

The TRC is in the process of building the regulatory model (TSLRIC) for all operators (one model for mobile and one for fixed). The TRC has published the principles of calculating TSLRIC and requested that industry players provide input in order to build the mobile model and to replace the existing FAC (fully allocated costs) model. Orange considers that the already implemented call termination (mobile and fixed) rates in Jordan are already low.

Operator	Termination rate (Fils)
Orange fixed	7.7
Orange Mobile	22.6
Zain	22.4
Umniah	27.7
Xpress	27.7

Numbering Plan

The TRC has started to conduct a thorough review of the National Numbering Plan and to assess its ongoing suitability in the face of recent developments and anticipated future developments including, for instance, the introduction of convergent services into the telecommunications sector. Orange Jordan stressed in its response to the consultation that any revision to the National Numbering Plan should be carried out in an objective, non-discriminatory, equitable, proportionate, timely, and transparent manner.

Radio sites

The final instructions for constructing and modifying radio sites grant the TRC the right to withdraw its approval on radio sites if all the approvals from the related governmental entities are not fulfilled. This could put mobile operators’ investments at risk since some of the approvals required by public entities require significant time (Municipalities, Civil Aviation Commission, etc.).

Mobile Number Portability

In July 2009, TRC published a statement to implement mobile number portability (MNP) within 13 months. Orange made its opposition to the TRC statement clearly known.

3G license

Orange Jordan is the first operator having obtained a 3G license in Jordan and the sole provider of mobile broadband services with an exclusivity of 18 months that began on August 8, 2009. The expected commercial launch date of the service should be at the end of Q1 2010.

Due to delays in the availability of the frequencies allocated to Orange in order to start implementing the 3G network, Orange Jordan has asked TRC for an extension of the launch of its 3G network, initially scheduled for February 2010.

Orange considers that the 3G license is an opportunity which gives it market leadership of related services, but also presents a great challenge in this market.

Liberalization of 900 and 1800 MHz bands

In this domain, Orange Jordan considers:

•

that reorganization of the existing spectrum allocation to mobile operators is necessary;

•

that reorganization of the 900 MHz frequency band should allow Orange Mobile to enlarge the spectrum it is allotted to 15 MHz (instead of the current 12.5 MHz), compliant with the UMTS standards, which envisage channels in multiples of 5 MHz;

•

that reanalysis of the financial conditions of the spectrum and 3G license attribution should be considered carefully, in order to avoid giving unjustified competitive advantages to other mobile operators.

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Orange Jordan’s Activities

FIXED TELEPHONY AND INTERNET ACTIVITIES

Financial and operating indicators	2009	2008	2007
Revenues (in millions of euros)	407	387	410
Number of customers (thousands)
Fixed-line	284	279	250
Internet-line	136	102	65
Mobile customers	1,939	1,608	1,514
ARPU mobile (euros per annum)	102	104	112
Source: Orange

Orange is present in Jordan through its Jordan Telecommunications Company subsidiary, 51% owned by France Telecom. Jordan Telecommunications Company (network and fixed-line services) and its subsidiaries Petra Jordanian Communications Company (network and mobile services) and Jordan Data Company (Internet services) are housed within the Jordan Telecom Group and have been offering all their services under the Orange Jordan brand since September 2007.

Orange had a mobile subscriber base of 1.9 million as of end 2009, an increase of 20.6% compared with 2008. Growth in the mobile base was accompanied by a 1.9% decline in ARPU due to price cuts. Promotional offers were made throughout 2009 to limit the impact of the economic downturn.

Orange had 135,000 Internet customers as of end 2009, a robust +32.4% increase compared with 2008. Orange has 65% of the broadband market (Source: Orange Jordan). It is continuing to roll out a full range of Internet services using ADSL and WiFi technologies, and is targeting a wide variety of customers.

The number of fixed lines continued to decline, falling by -3.7% in 2009 due to the expansion of the mobile market. However, the decline in fixed-line revenues has slowed thanks to growth in broadband Internet revenues.

Offers

Orange Jordan offers a diversified range of fixed, mobile and Internet services in the home and business markets. Innovation is at the heart of Orange’s offers and marketing strategy in Jordan, which has been benefiting since March 2008 from the skill of a France Telecom Group Technocentre in Amman.

Type	Name/price	Key characteristics
Prepaid mobile	10 prepaid offers featuring abundance rates starting at €5 per month and rates per minute varying from €0.01 to €0.06 (excluding international calls)	Range segmented by usage and/or customer type: Army (Alpha), students (Unizone), people of Egyptian origin (Um el dunya), unlimited calls to five numbers (Friends)
Postpaid mobile	5 postpaid home offers, 3 business offers, with rates per minute varying from €0.01 to €0.06	Home range featuring a selection of iPhone offers Business range featuring a selection of Blackberry offers
Fixed and convergence offers	Orange fixed line for a monthly subscription of €4.70 and rates per minute varying from €0.015 to €0.07 (excluding international calls). Surf & Talk priced from €34.90 to €69.90 per month	Traditional fixed lines and Surf & Talk bundles featuring voice, ADSL access and a Livebox. IPTV bundles also available
ADSL	“ADSL in one bill” priced from €9.90 to €79.90 per month.	ADSL access (bitstream) with speeds from 128 kps to 8M. Home and professional ranges
Business offers	IPVPN, Frame Relay, Business Internet Voice, Business Everywhere, leased lines (tailored rates)	Full range of connectivity solutions for businesses (ADSL, rented links, IPVPN, Business Everywhere, Business Internet Voice)

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Senegal

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2009e	2008	2007
Population (in millions)	12.8	12.5	12.2
GDP growth (%)	+1.5%	+2.5%	+4.7%
Per capita GDP (PPP, $)	1,752	1,739	1,701
Source: IMF, October 2009

With a population of 12.8 million, Senegal is West Africa’s third-biggest economy.

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Pyramid Research, December 2009

The Senegalese mobile market increased by 10,3%, from 5.4 million to 6.7 million SIM cards, between 2008 and 2009. The mobile penetration rate firmed from 43% to 52% over the period. Growth in the penetration rate gained traction from the extension of operator coverage and lower call and handset prices with the increasing popularity of mobile telephony.

The Competitive Environment

MOBILE MARKET SHARE

Source: Orange estimates

Three operators are present in the Senegalese mobile market. Apart from Orange, they are Sentel, a subsidiary of Millicom International, and Sudatel, which was granted a license by the regulator in 2007 and opened its network in 2008.

Competition intensified in 2009, in a context marked by the arrival of a new operator, a 43% cut to interconnection rates on July 1, 2009 and the development of abundance offers. However, Sonatel succeeded in maintaining its market share in volume as well as value.

The Regulatory Environment

The ARTP (Agency for the Regulation of Telecommunications and the Postal service) is the regulatory authority in Senegal. It is a public body that is a legal entity with financial independence, under the authority of the President of the Republic.

Key Events

February 1	Application of the Rutel tax
February 13	Transfer of users’ deposits to the Caisse des Dépôts et Consignations
May 27	Introduction of Kirène Mobile opposed by the ARTP
July 1	Implementation of 43% reduction in interconnection tariffs agreed to at end 2008
September 4	The Supreme Court rejects the appeal made by Sonatel regarding the annulment of the fine it was imposed by ARTP decision.
September 9	The director of the ARTP, Daniel Seck, is replaced by N’dongo Diaw
September 25	Threat to tax international calls received from abroad

Rutel tax

Law 2008-46 dated September 3, 2008, instituted a fee for the use of telecommunications as of February 1, 2009. Its amount is 2% of the ex VAT amount of invoices. This tax is subject to VAT. Sonatel’s prices have therefore increased by 2%, while those of Expresso remain unchanged, because they were established taking this tax into account.

The ARPT opposes the launch of Kirène Mobile

Following the agreement signed between Sonatel and Siagro, a water distributor, in order to create an MVNO operator called Kirène Mobile, the ARTP refused to give its approval. Sonatel changed its contract as requested by the ARTP, in particular to remove the exclusivity clause.

Orange Senegal appeal to the Supreme Court rejected

Following the 3.2 billion CFA francs fine imposed by the ARTP to Orange Senegal due to service interruptions on its mobile network, the latter filed a request for annulment with the Supreme Court on January 26, 2007. This request was rejected by the court.

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Proposal to tax incoming international communications

This tax project supported by ARPT, could reach 100 billion CFA francs for operators. It would necessitate a change to law number 2006-02, according to which “taxes are borne by the user of the service”, who in this case is the caller. The subject is not finalized.

Orange Senegal’s Activities

FIXED-LINE TELEPHONY AND INTERNET ACTIVITIES

Financial and operating indicators	2009	2008	2007
Revenues (in millions of euros)	636	634	576
Number of customers (thousands)
Fixed-line	258	240	269
Internet-line	57	54	39
Mobile customers	4,608	3,537	2,512
Mobile ARPU (euros per year)	104	140	142
Source: Orange

Orange Senegal (formerly Sonatel Mobiles S.A.), a wholly owned subsidiary of Sonatel S.A., in which France Telecom owns a 42.3% interest, was formed in 1999 and took over the GSM license awarded to Sonatel S.A. in 1996. Since November 2006, Orange Senegal has operated under the Orange brand.

As of end 2009, Orange Senegal had a mobile subscriber base of 4.6 million, an increase of 30.3% compared with 2008. Growth in the mobile base was accompanied by a decline in ARPU attributable to the ongoing acquisition of customers with lower incomes. Orange Senegal’s strategy is to promote customer loyalty, particularly in high-ARPU customer segments, and to improve its quality of service. In 2009, Sonatel pursued its expansion in rural areas thanks to a program extending its coverage.

Orange Senegal had more than 57,000 Internet customers as of end 2009, an increase of 5.6% compared with 2008 (+46.2% compared with 2007). Growth in the Internet base slowed in 2009 due to the limit represented by the PC equipment base.

Fixed-line telephony revenues, under strong competition from the developing mobile segment, nevertheless held up thanks to the development of prepaid offers with very competitive prices.

Offers

Orange Senegal’s mobile offering is focused on a prepaid offer with different prices at night and during the day, calls at night being cheaper. Recurrent bonuses make it possible to lower the cost per minute and help withstand assaults from rival offers.

2009 was marked by the launch of Kirène Mobile, a marketing offer rolled out in partnership with food company Kirène. A prepaid offer, it features the same advantages as Orange’s classic prepaid offer, and chiefly targets low-income users with periods of free calls aimed at countering similar offers from rivals. As of end 2009, Kirène Mobile had a total of 0.2 million customers.

In fixed-line Internet, Sonatel offers different types of contracts depending on the associated speed. Offers are occasionally associated with plans to finance the purchase of IT equipment. Sonatel also has multi-play offers using the Livebox (triple play) or specific combinations (dual play). A major campaign aimed at increasing broadband Internet subscriptions, known as Tempête ADSL (ADSL Storm) was launched during the final quarter of 2009, with a positive impact of the rate of customer acquisitions.

Distribution

The mobile distribution network is structured as follows:

•

36 directly owned stores;

•

125 franchises;

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32,000 points of sale;

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an indirect sales network;

•

an indirect network active mainly in refills: virtually 100% of refills are made through this channel, compared with only 15% of SIM-card activations.

Key Events and Outlook

2009 was marked by:

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the preservation of mobile market share despite the intensification of competition with the development of abundance offers and the entry of a third operator at the start of the year;

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a 43% cut to national mobile interconnection rates;

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Mali

Mali has a surface area of 1.2 million km² and a population of 13.7 million.

Orange is present on the telecommunications market here through Ikatel SA, a 70.2%-owned subsidiary of Sonatel SA. Ikatel started sales operations in 2003 through a license granted by Mali’s government for fixed, mobile and Internet activities. Since November 2006, Ikatel, now Orange Mali, has operated under the Orange brand.

The mobile market’s penetration rate is increasing (from 19% at the end of 2007 to 29% at the end of 2009). Orange was the second operator to join the mobile market and is leader on the mobile segment, with a market share of 80%, and the Internet segment (55%) (Source: Orange Mali). Orange’s main competitor is Malitel, a mobile subsidiary of the traditional operator, which has been on Mali’s market since 2000 and in which Morocco Telecom acquired a 51% stake in 2009.

Orange Mali’s mobile market has around 3.5 million active customers, primarily in prepaid. Their main uses for mobiles are voice and SMS, although GPRS and value-added services are briskly developing (mobile Internet revenues increased threefold in 2009).

Orange Mali’s network covers 40% of the population. In 2009, Orange Mali received ISO 9001 V2008 certification for its efforts towards service quality. The company also acquired a 3G license at the end of 2009.

Orange Mali launched its Internet services in 2005 with an offer for professionals, and then introduced consumer offers in 2006. At the end of 2009, the broadband Internet market included around 7,500 subscribers, up sharply in comparison with 2008.

Orange’s main goals are providing local service and building customer loyalty, increasing service quality, and innovation. It works with a network of five agencies (including four in Bamako), around twenty distributors and more than 40 franchises across the country.

Cameroon

Cameroon has a population of 20 million, 75% French speakers and 25% English speakers.

France Telecom holds 99.5% of the capital of Orange Cameroun, which launched its GSM900 service in January 2000 under the Mobilis name. Since June 2002, Orange Cameroun has operated under the “Orange” brand.

Brisk growth in the mobile market has been seen in recent years, and the penetration rate increased from 29% to 34% between 2008 and 2009. There was still a wide divergence in the penetration rate in urban and rural areas. The rate of customers with two SIM cards is increasing.

Orange came in second on the mobile market with 43% market share after MTN, its only competitor. A third operator is expected to join the market in 2010.

The main uses for mobiles in Cameroon are voice and SMS, although data uses are increasing. At end 2009, the mobile market had 2.8 million active customers, of which 99% were prepaid.

Orange Cameroun’s network covers 85% of the population, and it is continuing its extension and securitization plan.

At end 2009, Orange’s distribution network in Cameroon was made up of eight agencies in eight of the country’s ten provinces, 89 franchises, around fifty distributors, and over one hundred thousand retailers.

After being launched in 2008, Internet activity increased sharply in 2009, both for WiMax and mobile Internet. Orange was named “best Internet service provider in Central Africa” in 2009 by African Telecom People.

Madagascar

Madagascar has a population of 20.7 million. On top of the global economic and financial crisis, the country has been in political turmoil since January 2009.

Orange Madagascar, a mobile operator 72%-owned by France Telecom, was founded in 1997. Orange Madagascar is active on the mobile (2G and 3G) and Internet markets.

The mobile market’s penetration rate is continuously increasing (from 20% at the end of 2008 to 22% at the end of 2009). Orange is the leader on this mobile market with three operators. With 51.6% market share at end 2009, Orange came out on top of Zain, founded during the Celtel buyback, and newcomer Telma Mobile, a subsidiary of the incumbent Telecom Madagascar. In October 2008, the operator Life acquired a 4th license. Its launch was planned for early 2009, but it has been delayed for regulatory reasons.

As the first operator to offer low-cost handsets, Orange played a large part in making mobiles more common and more affordable in this country. Its strategy is focused on low rates and a strict quality policy. Orange also provides its business customers with services such as fleet management.

The main types of mobile use are voice and SMS, but value-added services such as mobile radio have been very successful.

Orange’s mobile market counted 2.2 million active customers at the end of 2009, almost exclusively prepaid customers since very few people in this country have bank accounts.

Orange Madagascar has the broadest coverage with 64% of the population covered at end 2009 compared with 34% in 2007, primarily close to Orange’s national backbone network, which is currently being extended. Orange has a network of 136 stores, plus 17 distributors and 25,000 retailers.

Orange has sufficient resources to develop its Internet activity by investing in 3G coverage in major cities, rolling out a national backbone, and connecting its network to the international Safe and Sat3 cables through the LION submarine cable that reaches Madagascar.

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Botswana

Botswana has a population of 2 million.

Orange owns a 53.7% share in Orange Botswana, which launched its GSM900/1800 network in June 1998 under the name Vista Cellular. Since March 2003, Orange Botswana has operated under the Orange brand. It launched GPRS/Edge in December 2007 and opened the first WiMax Fixed Internet network in June 2008. Orange rolled out a 3G mobile network in July 2009.

The mobile market is still under development despite a penetration rate of more than 100%. Orange is one of three operators that hold multiservice licenses with Mascom (MTN subsidiary) and BTC, the incumbent operator.

Orange consolidated its number-two position on the mobile market with 39.1% market share and 737,000 active customers. Mobile voice and SMS use still make up the majority of earnings. ARPU is being boosted by the development of new data services. In 2009, Orange continued its innovation, with the launch of its 3G Mobile and broadband Internet offers, and it has shored up its position as the reference operator after launching the BlackBerry and the iPhone in 2008 and then the Bonus Zone offer (discounts on Orange-to-Orange calls calculated dynamically according to request, time and caller position) and low-cost handsets in 2009. Moreover, Orange is continuing its integration and development of voice and broadband activities with the launch of convergence offers, which have increased sharply since they were launched, primarily thanks to France Telecom products such as the LiveBox, the FlyBox or Internet Everywhere (GPRS/Edge/3G USB keys).

Orange’s network covers the majority of the population in Botswana. 3G coverage is concentrated in the country’s two largest cities, Gaborone and Francistown, and WiMax coverage extends along the Eastern corridor (Gaborone, Francistown and Palapye).

Orange has a network of 12 retail stores around the country. In addition, it has an indirect distribution network made up of mass retailers and wholesalers.

Guinea-Conakry

Guinea has a population of 10.6 million. The country has experienced political instability since late 2008.

Orange Guinée, a mobile operator 85%-owned by Sonatel, opened its GSM service in early November 2007 and provides mobile telephony and Internet services.

Mobile use primarily involves voice and SMS in a highly-competitive market with five operators. Orange, the fourth player to join Guinea’s mobile market, was the number-two operator at end 2009, with 25% market share, behind MTN and ahead of Cellcom, the incumbent operator, Sotelgui and Intercel. Orange’s mobile market, which is almost exclusively prepaid, had 684,000 active customers at end 2009.

In less than one year, Orange Guinée extended coverage to the country’s 33 county towns. It has a backbone network between Conakry and Labé. At the end of 2009, a total of 68 municipalities were covered. There are two new transmission arteries under construction (Conakry/Mali and Labé/Kédougou).

Orange has a direct distribution network with three agencies in Conakry. Three new agencies in the country’s largest cities (Labé, Kankan, Nzérékoré) are set to open in 2010. The indirect distribution network works with six distributors.

Orange, the only operator with fiber optic access, aims to become the leading provider of broadband Internet service, which it launched at the end of 2009.

Kenya

Kenya has a population of 36 million.

In December 2007, France Telecom acquired a 51% stake in incumbent Telkom Kenya through its holding company Orange East Africa (OrEA). OrEA is 78.5%-owned by Orange Participations and 21.5%-owned by the Alcazar financial group. In September 2008, Telkom Kenya launched its mobile service, and it is now a fixed, mobile and Internet operator that provides services to business customers and consumers. Orange is the commercial brand used for all mobile and Internet services.

The mobile market is very dynamic and competitive (Orange was the third to join this market, which has four operators). Orange’s strategy is to target top-range consumer services and business services, with help from broad coverage of the GSM and CDMA networks across the country. Orange also operates a network specifically for mobile data in the larger cities and towns.

In 2009, two submarine cables (TEAM and SEACOM) were opened, and, in 2010, a new cable (EASSY) will be used to develop the fixed and mobile Internet market.

Mauritius

Mauritius has a population of around 1.3 million.

Mauritius Telecom, which is 40%-owned by France Telecom, is active on the mobile, fixed, and Internet markets through Cellplus Mobile Communications Ltd and Telecom Plus Ltd. Orange is the only commercial brand used on these three markets.

Over 95% of households in Mauritius are connected to the fixed-line network, of which 20% in broadband, while the mobile penetration rate is over 80%.

As the second operator to join the mobile telephony market in Mauritius, after Emtel (a company combining Millicom and a local company), CellPlus Mobile Communications Ltd opened for business in October 1996 and develops its services on GSM 900 MHz and 1,800 MHz bandwidths. It has also provided a GPRS service since December 2004. Since April 2008, CellPlus’s services have been marketed under the Orange brand.

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Orange is currently the undisputed leader in mobile telephony, with around 58% market share. In 2009, Mauritius Telecom launched innovative services (television over ADSL and mobile, mobile Internet through USB keys) and began offering value-added services (ring tones and premium SMS).

As the leader on the fixed market, Mauritius Telecom offers various voice and data services, both domestically and internationally. It also markets ADSL broadband offers (128 kbps to 2 Mbps) and a multi-play TV over Internet offer (My.T).

Mauritius Telecom has been connected to international networks through the SAFE cable since 2002. In 2009, Mauritius Telecom’s investment in the LION cable gave it a second connection point, with the end goal of connecting to the Eassy and EIG cables.

Orange has a network of 17 stores and over 5,000 retailers.

Niger

Niger has a population of 14.1 million.

In November 2007, France Telecom, which owns 89.60% of Orange Niger, acquired a comprehensive license in Niger (fixed, mobile and Internet).

Orange started its commercial activities in June 2008 on a booming telecommunications market, where the penetration rate increased from 13% to 16% between 2008 and 2009. As the last player to enter this mobile market with three operators, Orange became the second operator, with 17% market share. Orange aims to become the reference partner for business customers and broadband Internet access offers. At the end of 2009, just 18 months after it was launched, Orange Niger’s mobile market had 462,000 active customers.

Orange Niger is currently the number 2 operator in terms of coverage, with 41% of the total population covered at end 2009.

The fixed and Internet markets show great possibility for development, with the extension of coverage on the still-small network. Orange Niger hopes to become the leading Internet service provider in 2010, by opening new WiMax sites in the country’s main cities and providing custom offers to business customers.

Orange Niger has divided its market geographically into six sales areas to make its services more local and customized.

Central African Republic

The Central African Republic has a population of 4.4 million.

Orange Centrafrique, a mobile operator wholly-owned by France Telecom, launched its GSM service in early December 2007, and it also works on the Internet services market. Its mobile technology is exclusively 2G.

The mobile market is developing briskly, with a constantly rising penetration rate (from 12% at end 2008 to 15% at end 2009). Orange was the last of four operators to enter the market. At the end of 2009, with a 34.9% market share, Orange moved ahead of Telecel, the first operator to set up in the Central African Republic. Telecel’s strategy is mainly based on building customer loyalty. The two other operators are Moov and Nationlink.

Orange’s mobile market counted 189,000 active customers at the end of 2009, almost exclusively prepaid customers since very few people in this country have bank accounts.

Orange Centrafrique is continuing to make investments to shore up its position in terms of coverage, primarily along the Bangui-Berbérati corridor, the country’s main economic hub.

Orange Centrafrique has a network of two agencies (Bangui and Berbérati) and two franchises (in Bangui), plus 17 distributors and a team of around one hundred traveling salespeople in Bangui who exclusively sell Orange handsets and top-ups.

Equatorial Guinea

The Central African nation of Equatorial Guinea is geographically split into two parts, one continental region that borders Cameroon and Gabon, and a set of islands, including Bioko (home to the capital Malabo) and Annobón. It has an estimated population of 0.6 million.

GETESA, Equatorial Guinea’s incumbent operator, is 40%-owned by France Telecom and 60%-owned by the State. It is active on the mobile and Internet markets.

The mobile market is developing briskly, and the competition is concentrated in the two largest cities, Malabo and Bata (continental region). A second operator, Hits, joined the market in November 2009.

At the end of 2009, GETESA’s mobile market had 334,000 active customers, up by more than 20% compared with 2008.

Orange-GETESA has a direct distribution network of 815 retailers.

New offers are set to be launched in 2010, with the introduction of GPRS and the development of SMS-related services.

Guinea Bissau

Guinea Bissau has a population of 1.8 million.

Orange Bissau, a mobile operator 90%-owned by Sonatel, opened its GSM service in May 2007. Orange Bissau works on the mobile (2G), Internet, and fixed voice markets, using voice over IP technology.

The mobile market, which is mainly concentrated on voice use, has seen continual growth, with a penetration rate of around 32% at end 2009. Orange was the last to arrive on this market, which has three operators. With a mobile market of 118,000 active customers (+97% compared with 2008) and 25% market share, Orange is still behind its competitor MTN. Its strategy focuses on low communication rates and special offers for business customers (fleet management, mobile accounts). Orange Bissau is the number-two operator in terms of 2G coverage, which extends to Bissau-Ziguinchor and Bissau-Conakry, the country’s main economic centers.

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The distribution network includes three distributors, plus a team of 30 local developers.

Orange is the leader on the Internet market, with 75% market share (Source: Orange Guinée Bissau). The development of Internet services is still limited by the country’s lack of electricity. In 2009, Orange launched broadband Internet and had 928 customers at the end of the year.

Uganda

Uganda has a population of 33 million.

In October 2008, France Telecom and Hits Telecom Uganda formed Orange Uganda Ltd to provide telecommunication services under the Orange brand.

Orange Uganda Ltd (OUL), 65.9% controlled by France Telecom at the end of 2009, will benefit from the license acquired by Hits Telecom Uganda as well as its GSM network and its main telecommunications equipment. Orange Uganda launched its mobile telecommunications services in March 2009 with 2G and 3G technologies.

The mobile market has increased sharply, with a constantly rising penetration rate (from 27% at end 2008 to 33% at end 2009). Mobile use primarily includes voice and SMS. Competition is very high, with six operators on a market with an estimated 11.1 million SIM cards.

Orange’s mobile market counted 350 thousand active customers at the end of 2009, almost exclusively prepaid customers since very few people in this country have bank accounts.

At the end of 2009, Orange’s network covered the Center, East and West of the country. Orange’s distribution network includes nine exclusive stores across the country, and an indirect distribution network (retail stores and traveling salespeople).

Orange launched its Internet services in the final quarter of 2009.

Vanuatu

Vanuatu has a population of 0.2 million.

Telecom Vanuatu Limited (TVL), a fixed, mobile and Internet operator, is equally- and jointly-owned by France Telecom (FCR) and the Cable & Wireless group.

The mobile market is shared by TVL and Digicel, which entered the market in June 2008, and whose license was also extended to fixed telephony. Digicel focuses on the business market, to which it sells SIM Boxes. At the end of 2008, seven new Internet licenses were granted to niche operators, which will concentrate on WiFi and VoIP in the capital. In this context, TVL will launch new offers to maintain its place as number one on the Internet market.

TVL’s main strategic areas are service quality, infrastructure construction (backbone network, switches) and developing mobile coverage.

Mobile use primarily included voice and SMS.

Fixed-line services are offered across the entire island chain, through fiber, copper, or IRT radio bundles. 2G mobile technology is being rolled out across the country. ADSL and WiMax Internet are available on the two main islands (Efate and Santo).

In 2010, Internet service quality will be improved through the introduction of DSLAM.

For geographic reasons (the island chain is 1,500 km long with more than 80 main islands and several smaller ones), the distribution network is concentrated in cities and towns where most stores carry TVL products and where there are teams of traveling salespeople.

Tunisia

In June 2009, the Tunisian government announced it had chosen the consortium composed of France Telecom and Divona Telecom, a Tunisian operator, or the acquisition of the third fixed-line and mobile (2G and 3G) license in Tunisia. In July 2009, France Telecom subscribed to a capital increase of Divona Telecom in exchange for 49% of Divona Telecom’s capital, which became Orange Tunisie. The launch of the operator’s commercial activities is planned for 2010.

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6.3.6   Enterprise Communication Services

The Orange Business Services brand covers:

•

the Enterprise Communication Services (ECS) entity, which provides communication services to multinationals and French SMEs and large accounts (1) ;

•

and Orange subsidiaries’ Business-to-Business (B2B) activities.

Orange Business Services covers all the Group’s business customers in 166 countries and regions where it provides local technical and commercial assistance.

In 2009, ECS generated revenues of 7.6 billion euros before intra-group eliminations. In addition to France Telecom S.A.’s and Equant’s business activity, this business sector includes several subsidiaries, each with its own specific expertise, including: Etrali (trading solutions), Almerys (healthcare), Orange Consulting, Multimedia Business Services (multimedia contact centers), Neocles (virtualization solutions) Silicomp (design and development of onboard Machine to Machine applications), Data & Mobiles (vehicle fleet management), Obiane and Telecom System (secure network integration), EGT (video-conferencing equipment), and GlobeCast (multimedia distribution systems).

6.3.6.1   Market

France Telecom Group operates under the brand name Orange Business Services, both in France and internationally, on the Business communication and IT services markets. This market is part of the Information and Communications Technologies (ICT) sector, which brings together technologies used to process and send information (primarily IT and communication technologies). This market is worth around 900 billion euros worldwide, of which around 45% is due to telecommunications.

FIG. 1: ORANGE BUSINESS SERVICES’ POSITION ON THE ICT VALUE CHAIN

FIG. 2: GLOBAL ICT MARKET, IN VALUE (IN BILLIONS OF EUROS, 2009)

Source: Roland Berger and Orange Estimate

(1)

Excluding mobile services sold to businesses which are the responsibility of France (see Section 6.3.1). This market is estimated at around 5 billion euros.

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ECS is intended for the following markets:

•

in France, the fixed-voice market (PSTN, VoIP), the data market (X.25, ATM, Frame Relay, leased lines, Internet, IP VPN, Ethernet) and the IT services market (consulting, integration, outsourcing) for large business accounts, local authorities and SMEs (1)  ;

•

abroad, the voice, data and network services markets for multinationals.

These markets, which are worth around 60 billion euros, felt little initial impact from the economic crisis at the beginning of 2009: telecommunications operators resisted well, but IT service suppliers cushioned the fall with profits from projects launched or signed earlier.

However, in summer 2009, the first effects of the crisis started to be felt. Companies adjusted staff levels and streamlined operational processes to reduce costs (reduced consumption, rate renegotiation, postponed and/or abandoned projects).

The connectivity market, which includes traditional fixed telephony services (2 billion- to 3 billion-euro market in France) and traditional data services (X.25, Frame Relay, ATM markets, around 500 million euros), continues to decline. This market, which is highly competitive and regulated, is seeing unit prices and volumes continuously fall. Companies are moving away from traditional access and migrating more and more of their traffic to VoIP.

This business migration to IP, known as IP transformation, is helping them survive the crisis by increasing productivity through the adoption of new applications and technologies at prices that are often more affordable.

In France, nearly all traditional data services have been replaced by enhanced network services (IP VPN, Ethernet). Additionally, the roll-out of IP VPN is slowing down, and the market is now approaching saturation. This market, worth one to two billion euros in France, declined slightly in 2009. However, the migration of traditional voice services to VoIP is moving faster, both in SMEs and in large corporations, with around 20% growth in 2009 for a market still worth less than 500 million euros.

Internationally, the economic crisis has driven multinationals to develop their global networks and make them denser while controlling and optimizing their budgets (lowering of prices, ease of access, etc.).

On top of these telecommunications operator services, ECS offers network services such as business-oriented communication applications and services (real-time business), integration and outsourcing services, support services and consulting.

In France, the crisis had a major impact on this market in 2009. According to Syntec Informatique, there was a 2-3% decline, after four years of steady growth. It is still worth noting that developments in the IT services sector have been varied, with -6% for consulting, development and technical assistance, -3% for projects and integration, +2.5% for infrastructure outsourcing and +4% for application outsourcing.

For 2009, Gartner announced a contraction of 3.5% of the global IT services market, and Pierre Audoin Consulting reported a 2.2% contraction for 2009 in their report in February 2010.

6.3.6.2   Competitive Environment

Whether they are from the world of communications, IT or the Internet, the players on the business telecommunications market are changing as much on account of the current difficult economic environment as of evolving business habits.

•

Telecommunications operators are looking for new vectors for growth by developing their services to offset the drop in traditional voice communication revenues. This trend is intensified by the difficult economic situation and increasing customer demand for integrated end-to-end solutions at lower prices. These two elements combine to increase the competitive pressure among operators and impact their results.

•

Moreover, the borders that existed between telecommunications operators and IT services companies are disappearing, firstly because of the commoditization of traditional connectivity, which is occurring under strong competitive pressure and secondly because of the convergence towards IP. Telecommunications operators are moving their business models towards IP services. This change has been going on for a few years now, with reorganizations and merger-acquisitions, including:

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AT&T’s acquisition of VeriSign’s security consulting division in October 2009;

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T-Systems’ acquisition of Spanish IT service provider Metrolico in May 2009;

•

SFR’s takeover of its subsidiary Jet Multimedia in September 2009.

•

This means that the operators can offer advanced communication solutions that are increasingly integrated with the company’s information system. By doing this, they come up against more direct competition from IT services companies, IP integrators and Internet players.

(1)

The professional market, estimated to be worth 6 billion euros and half of which comes from the mobile sector, is not included in the ECS client target group (it is under the responsibility of France see Section 6.3.1).

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•

Conversely, IT service companies are investing in the telecommunications sector by offering their customers IT solutions that include Telecommunications (especially cloud computing offers from companies like IBM, HP, and Cisco).

France Telecom’s main competitors in the Business market are:

•

telecommunications operators:

•

SFR Business Team, which offers companies a range of fixed, mobile and Internet solutions,

•

alternative local loop operators, such as COLT Telecom and Numericable-Completel. These network operators work in the voice services and data transmission market in France, serving multinational corporations and SMEs. They can provide their customers with network access, either through local loop unbundling or through alternative local loops,

•

global telecommunications service operators, such as BT Global Services, AT&T Business Services, Verizon Business and T-Systems offer multinational customers services with a strong network and data component. These operators offer a comprehensive range of data transmission services to supplement their more traditional voice services. In France, where their clientele is highly targeted, they are able to carry local, national and international long-distance calls by using the France Telecom network interconnection services,

•

operators from emerging countries, such as Reliance Globalcom and Tata Communications, which mainly target MNCs in Asia but also more widely located MNCs with large IP network needs. For these companies, they set up hybrid solutions based on their own networks and combined with third-party operators’ solutions that they manage themselves,

•

national voice and data transmission operators: in some countries, France Telecom is also in competition with the incumbent operators. Some of these operators still have a special regulatory status and enjoy exclusive rights to supply specific services. Most of them have historically dominated their local telecommunications market;

•

Network integrators and managed service providers which are present in the network related services market, which is close to that of telecommunications and IT. In this field, France Telecom is confronted with “coopetition,” or cooperative competition from multi-suppliers such as Telindus (Belgacom Group), NextiraOne, Spie Communication and Dimension Data;

•

companies specializing in the roll-out and supply of managed services and systems integrators, which meet businesses’ needs for simplicity in the face of increasingly complex technologies. France Telecom, which is focusing on assisting its customers in moving their communications systems toward IP, competes with companies such as IBM Global Services, HP Enterprise Services and Atos Origin. The principal service categories in which these companies are positioned include network integration, outsourcing, third-party application maintenance (TPAM), consulting and engineering, and infrastructure management;

•

finally, players from the Internet world are working with business customers to offer VoIP services or cloud computing solutions, as in the case of Salesforce and Amazon. Cloud computing, which stores data applications in remote data centers, is having significant impact on the way different players are presenting their know-how. Top Internet players such as Google, Amazon and Salesforce are developing online services available at low cost on the Internet. In the same way, major software suppliers are offering their applications online as services. Finally, top IT integrators are also offering their infrastructure services as services through virtual servers and storage. Faced with these changes, Orange Business Services is continuing to invest in its own network to support all these applications, and it is also providing infrastructure services, virtualization services and ‘real-time’ applications as services.

In this highly competitive context, Orange Business Services is setting itself apart by its international scope and the development of its IP services network. As well, Orange Business Services continues to expand its capacity to offer innovative services in emerging countries and sets itself apart also through its willingness to offer the best quality of service and customer experience. This position earned it the title of “Best Global Operator” at the World Communications Awards in November 2009 for the 4th consecutive year.

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6.3.6.3   Regulatory Environment

Orange Business Services’ operation is above all regulated in France. The French regulator (Arcep), which places special emphasis on the reproductibility of retail offers to businesses, checks that wholesale offers proposed by Orange Business Services are appropriate technically and economically, to ensure effective competition in the French retail markets. Also, average regulated access prices in France are among the lowest in Europe, which is also due to France’s lead in terms of technological migration.

KEY EVENTS CONCERNING FRENCH REGULATION IN 2009

April	First public consultation concerning the analysis of markets for capacity services
September	The Arcep requests a change in the terms of access to France Telecom’s civil engineering facilities, in order to facilitate the optical fiber connection of business buildings by operators.
October	Opinion of the Competition Authority on the analysis of markets for capacity services.
February 2010	Public consultation on the Arcep draft decision sent to the European Commission.

In 2009, the regulatory environment for the Business market in France was marked by:

•

the analysis on markets for capacity services conducted by the Arcep;

•

changes to wholesale offers specific to the Business market, particularly the offer for access to France Telecom’s civil engineering facilities for the optical fiber connection of business buildings.

The new market analysis conducted by the Arcep is intended to define the new regulatory framework that will apply for a maximum period of three years. The analysis covers the retail market, the wholesale terminating segment services market, and the wholesale inter-urban segment services market. After several public consultations during 2009, the definitive decision should be adopted during the first half-year 2010.

Removal of regulation on the retail market, and transmission of protocols for accounting separation with regard to customized offers

The analysis carried out by the Arcep proposed lifting the regulation on the retail market, tempered by the imposition of an obligation for accounting information transmission to the Arcep in respect of the wholesale market.

This obligation, if it is confirmed, will require France Telecom to provide the Arcep with a protocol for accounting separation for each customized offer constituted downstream of the wholesale terminating segment services market, if the value of the contract exceeds a threshold of 100,000 euros.

Wholesale Terminating Segment Offers

Concerning wholesale terminating segment service offers, France Telecom has committed to have the CE2O offer (Operator Optical Ethernet Collection) for alternative interface capacity services via optical fiber, and the DSLE offer (DSL business) for broadband Internet access and alternative interface capacity services via copper wires, remain available for the duration of the market analysis (3 years).

France Telecom has also announced that, in the second half-year 2010, it will market the Wholesale Entreprises IP (WE-IP - Wholesale Business IP) offer, a wholesale all-Ethernet access and collection offer for transporting IP traffic and that, in the second half-year 2011, it will market the Wholesale Entreprises LAN (WE-LAN - Wholesale Business LAN) offer. The latter is a wholesale access and collection offer for supporting LAN interconnection services for companies.

For speeds greater than 100 Mbit/s, the market analysis showed that the operators are able to roll out their own optical local loop infrastructures to connect business sites. This analysis is based in particular on the evolution of the process for accessing France Telecom’s civil engineering facilities, aiming to facilitate the optical fiber connection of business buildings by operators.

Regulation of submarine cables linking Reunion Island with mainland France and mainland France with French Guiana

In spite of the opinion of the Competition Council, which notes that competitive pressure already exists on the submarine section of cables where France Telecom no longer has significant influence, the Arcep still considers that France Telecom has significant influence on the “mainland France-Reunion Island”, “mainland France-French Guiana” and “Martinique-French Guiana” segments.

However, regulation is confined to the additional terrestrial segment between the station where the cable comes ashore and France Telecom’s closest termination-point connection: a cost orientation and cost accounting obligation has been implemented.

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6.3.6.4   Orange’s Activities

FINANCIAL INDICATORS

(in millions of euros)	2009	2008	2007
Revenues	7,559	7,785	7,723
fixed-line telephony and traditional data services	3,167	3,444	3,648
enhanced network services	2,166	2,054	1,964
integration and outsourcing services	1,371	1,338	1,129
other Business services	856	949	981
EBITDA	1,501	1,508	1,263
as a % of revenues	19.9%	19.4%	16.4%
CAPEX	299	356	407
as a % of revenues	4.0%	4.6%	5.3%

OPERATING INDICATORS

	December 2009	December 2008	December 2007
Number of IP-VPN accesses (in millions)	323	321	303
France (number of accesses in millions)
business telephone lines	5,145	5,461	5,645
permanent accesses to data networks	335	328	307
including IP-VPN accesses	273	270	255
XoIP	32	19	8
Business Everywhere	750	683	571

KEY OPERATING INDICATORS RELATED TO ENTERPRISE COMMUNICATION SERVICES

Name	Definitions	Product lines
Business telephone lines (PSTN)	Access to the Switched Telephone Network (STN), from analog lines or digital lines.	Analog lines, basic access, primary accesses
Permanent access to data networks

This indicator includes

•

broadband Internet accesses combined with a set of ready-to-use services (Business Internet Office and Business Internet), mainly for SMEs;

•

broadband Internet and Voice over IP accesses (with or without Centrex, which exempts customers of telephone switchboard maintenance and management constraints) for Businesses with independent sites;

•

accesses to businesses’ virtual private IP network in France.

Business Internet, Business Internet Office, Business Internet Voice, Business Internet Centrex, IPVPN France
XoIP Offers

This indicator includes

•

broadband Internet accesses that offer Voice over IP (VoIP) service, with or without Centrex, for Businesses with independent sites;

•

managed telephony over IP solutions that use existing IPVPN (IP virtual private network) access. These solutions are used for work station networking, voice transfer and IP-PSTN connectivity.

Business Internet Voice, Business Internet Centrex, Business Talk IP, Business Talk IP Centrex
IPVPN access

Number of IPVPN (IP virtual private network) access marketed by Orange Business Services in France and Internationally. These accesses allow companies to pool their applications and introduce new ways of using them (Voice over IP/Telephony over IP).

IPVPN France, IPVPN International

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Offers

The products and services on the business market sold under the “Orange Business Services” brand are grouped together in a portfolio made up of nine product and service families:

•

networks and Internet;

•

telephony;

•

transfers;

•

convergent solutions;

•

collaborative work;

•

multimedia customer relations;

•

IT solutions;

•

consulting and customer service;

•

professional solutions.

In 2009, Orange Business Services continued its three-prong global strategy based on:

•

continued investments in networks to give business customers seamless service continuity and to provide them with cutting-edge services to meet their new needs;

•

being a leader in IP communication and supporting customers with their transition by giving them access to convergent fixed-mobile and voice-data-video solutions. This strategic area has brought about rapid development of video-conferencing and telepresence solutions, which has reduced travel needs and made organizations more efficient, and of Business Acceleration services, which make networks more efficient and optimize costs;

•

offering customers real-time business applications so that they can work together using IP technology and that are designed to directly meet business issues: customer contact centers, Machine-to-Machine (M2M) applications, online or contactless payment solutions, new models such as cloud computing.

Moreover, since corporate responsibility is a key part of its business customer strategy, Orange Business Services is also committed to developing products and services in line with its policy on sustainable development, including the ecological assessment of handsets, remote monitoring, new collaborative work tools, and fleet management.

Finally, Orange Business Services is focusing on developing service quality and making its offers secure. In 2009, it obtained three ISO certifications for its network security, the quality of its management system and its process efficiency.

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TRADITIONAL COMMUNICATION SERVICES

Type	Name	Main Features
PSTN access	Analog	Fixed switched telephone network access offers, with preferential rates and a certain number of à la carte services for optimized business telephony.
ISDN

Services that connect telephone installations with end-to-end digital quality and operate electronic payment, remote monitoring, machine-to-machine, continuous backup link and videoconferencing applications, etc.

Outgoing PSTN traffic	PSTN voice traffic

Offers that give businesses special rates for communication from fixed lines in mainland France or in French overseas departments, whether the call is local, nearby, national or international and to fixed lines as well as mobiles; a certain number of à la carte telephony and management services are also available.

Virtual private network (VPN) traffic and fixed/mobile convergence

Offers that simplify businesses’ management of fixed and mobile communications, by grouping fixed and mobile communications under a single package or by giving users the option of being reached at any time on their fixed or mobile line with a single number and voicemail.

Incoming traffic	Reception numbers	Range of services for professional telephone reception, using single numbers with different rates, and incoming call management services.
Audiotel

Kiosk service that gives the company’s customers quick, simple, and targeted access to its telephone services, à la carte rates, with an income for the company from its customers’ paid use of its content.

Infrastructure data services	Leased lines

Permanent dedicated connection services used to manage all information flows; these services are accessible in France on a turnkey basis and offer a wide range of guaranteed bandwidth; these connections are gradually being replaced by DSL and Ethernet technologies or other fiber-optic technologies.

Ethernet and other types of fiber-optic access

Very high-speed broadband connection services that allow companies to manage a set of communication flows safely and with improved performance; these services are primarily used for local networks on the company’s sites and to connect its main sites to one another.

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ENHANCED NETWORK SERVICE OFFERS

Type	Name	Main Features
Infrastructure data	DSL services	Business service offers on DSL, for fast and simple communication between the business’s sites or outside lines, with high performance and bandwidth.
Fiber-optic services

Fiber-optic service offers that let the business interconnect local networks on its sites at the required speed, up to very high speed; these services foster the development of new communication and cooperation habits within the company or with partners.

Data managed over IP	Voice over IP and telephony over IP services

IP telephony solutions based on DSL or fiber-optic infrastructure services to help the company control its telephony costs and providing it with new telephony and collaborative services; management of the solution may be handed over to Orange Business Services in full.

	Fixed/mobile convergence services	Advanced fixed/mobile convergence solutions so that users can be reached at any time on a single number, with all the services of fixed telephony on their mobiles.
	Managed Internet services	Powerful, secure Internet access solutions for businesses, which optimize online actions (instant browsing, protected data exchange, collaborative work, etc.).
Managed intranet services

Multi-site business intranet network solutions managed by Orange Business Services for the business, giving access to a broad range of communication and collaborative user services; these solutions are modular and adaptable, and come with custom support services for each business.

Managed video services

Videoconference management services compatible with all types of equipment and networks; simple, fast and powerful; managed by Orange Business Services and enabling companies to overcome all types of technical and logistic constraints.

Roaming	Roaming solutions	Solutions that give companies’ roaming employees secure remote access to their company’s applications and messaging services from a PC or PDA.

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INTEGRATION AND OUTSOURCING SERVICES FOR CRITICAL COMMUNICATION APPLICATIONS

Type	Name	Main Features
Network integration services	Services for networks managed over IP

A set of services available for all companies with managed intranet services, to optimize the business’s network performance, secure data, ensure service continuity, and support customers with network management.

LAN and telephony solutions

Services for the design, supply or rental, installation and management of PABX, IPBX, corporate network and LAN equipment. Different levels of service are available: on-site or remote work, contractual commitment levels with or without material investments.

Collaborative Work Solutions

Provision of PC messaging tools, collaborative spaces, online document sharing, web or telephone meetings, audio- or videoconferencing such as Telepresence that can bring teams together remotely from anywhere in the world, with high-quality sound and images.

	Security Services	On-site protection and back-up services for supervised and managed networks and data.
Multimedia customer relations services	Customer Contact Solutions

Solutions that let businesses manage and optimize customer relations no matter what type of communication they use (telephone, fax, e-mail, chat, SMS, MMS, Internet call-back).

•

design, multimedia contact center roll-out and integration on business sites, or remotely-managed solutions, for processing and managing the business’s contacts in different forms (telephone, web, e-mail, etc.);

•

design, development and hosting of interactive voice servers that use voice synthesis or recognition technologies.

Content Distribution Solutions

Hosting and multimedia or video message distribution services. Companies can simultaneously send messages in different formats: SMS/MMS, fixed and mobile voice message, e-mail or fax, and video streaming from a web or intranet site. These modular, multimedia solutions make it possible to adjust the channel to the type of message being sent and to each user’s habits.

E.services Solutions

Design, development and hosting of transactional and e-commerce sites, mobile contactless solutions to facilitate the company’s website or mobile access. Development of applications enabling applications to be downloaded to the handset. Possible applications include: payment, downloading of discount coupons access, etc.

	Payment solutions	Payment solutions for supermarkets and superstores, with IP electronic systems for POS payment, online payment and invoice payment; the use of pre-paid cards or virtual cards.
IT services	System integration and applications	Development and integration of specific applications, mobile or web portals, and M2M (Machine-to-Machine) application platforms.
	Messaging services	Professional hosted messaging solutions.
	IT infrastructure management	Hosting, virtualization and outsourcing solutions (servers, data centers), workstation and server virtualization.

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Type	Name	Main Features
Consulting and support	Consulting, project and service management, operational support and roll-out

Providing businesses with upstream advice to define, design and implement their Telecommunications and IT strategies;

Customer support services for the design phase, roll-out installation and infrastructure and project management services;

Tools and services to monitor IT services and make them more efficient.

Machine-to-machine solutions Communication services between machines, to guarantee that data is processed and exchanged between communicating objects	Vehicle fleet management solutions	Geolocation and vehicle fleet management solutions;
	Vending machines	Remote vending machine management solutions;
	Equipment monitoring	Solutions enabling the remote management of equipment in a company or at customer premises;
	RFID solutions	Solutions used to track and monitor objects in a distribution or production chain, using contactless electronic tags.

Distribution and Partnerships

In France, offers designed for companies (excluding large accounts) are marketed by the France Operations Division’s Business Marketing department through a network of 13 national Business agencies. These agencies have sales personnel dedicated to a portfolio of customers and a network of telephone advisors ready to provide customers with information on offers, order status, service quality and incident resolution. Furthermore, the indirect sales department reports, for 2009, 2,000 partners, 213 of which are certified. These partners sign OBS contracts themselves or transfer business to Business outlets which then sign contracts directly with the customer.

In France and abroad, the large accounts customers are advised and supported by five sales departments: Americas, Asia Pacific, Europe, Emerging Markets & Indirect Sales, and the French Large Accounts department. Each of these departments is responsible for the revenue generated locally by their region for all services. In particular, customers are provided a single interface to ensure that sales to a particular department’s customer which are made outside that department’s region develop equally over all of the regions where such customer is present.

Each of the five large accounts sales departments has a sales force organized by country or sub-region, a sales administration team working closely with the sales teams, and a team in charge of marketing and promotion of offers to the local market. These large accounts sales departments also have central support for their sales strategies, the development of solutions, the delivery and execution of customer orders, the preparation of replies to calls for tenders and analysis of the profitability of customer offers. The purpose of this support is to adapt the product strategy to specific local requirements, as well as to improve understanding of the expectations of the local market.

Lastly, the France Telecom website allows companies to manage their contracts and to place orders in real time.

The Group’s commitment to working with businesses also means that it wants to offer its customers high-quality, exemplary service in its comprehensive solutions, including managed data offers, telephony, and integration services. Orange Business Services is a privileged contact for its customers throughout their contracts, and it forms lasting relationships with them based on creating value together and making its industrial solutions faster and more reliable, with better invoicing and customer service.

The Customer Service & Operations (CS&O) Division has a staff of around 7,000 employees who work in more than 150 countries, sometimes with the help of local correspondents.

This team focuses on two main issues:

•

the first of its tasks is roll-out, during which CS&O advises and supports customers as they roll out their solutions while optimizing processes and performance. Several targeted initiatives were launched to constantly improve its services, such as the Quote to Bill initiative, in which it undertakes to improve its operational model along the entire delivery chain (from listing request to invoicing) in order to reduce costs and lead times;

•

the second of these is a support phase in which CS&O uses its global geographic organization to follow customers wherever they work, guaranteeing user assistance and support anywhere and anytime.

To do this, CS&O works with three Customer Service Units (CSUs) in France and four Major Service Centers (MSC) in India, Egypt, Brazil and Mauritius that work in follow-the-sun mode (24 hours a day).

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In addition to direct sales channels, Orange Business Services uses indirect sales channels run by domestic or regional telecommunications operators (Sprint, TeliaSonera) that want to meet their domestic customers’ international needs outside their own region. Orange Business Services provides them with connectivity services through network interconnection or service integration, in the form of unbranded services (services resold by the distributor under its own brand name) or managed services.

Orange Business Services is working to build this type of partnership on the most developed markets, preferably with the leading operator or its direct competitor. This approach gives Orange Business Services an entry into the small- and medium-business market, by controlling sale costs (resale to the domestic operator) and, for some large accounts, putting together full proposals that cover their domestic and international needs (partnership with the domestic operator). Orange Business Services has also developed partnerships with major systems integrators, such as Accenture, Cap Gemini, IBM and HP, to detect opportunities for contracts for teams with complementary skills, in particular for major transformation projects.

Finally, Orange Business Services is working in close cooperation with dominant technology players including Cisco, Microsoft, Alcatel-Lucent, Avaya and Juniper. This cooperation is developed through marketing relationships with our main business customers, to implement the customized solutions that best fit their needs. It is also working on any kind of innovation that could add to our portfolio.

Key Events

The main events that took place in 2009 in the Enterprise segment were:

•

In terms of quality

•

November 2009: for the 4th consecutive year, receives the Best Global Operator award and the Best Change Maker award for the 2nd consecutive year,

•

December 2009: renewal of existing ISO certifications and extension of certification to the following entities: ISO 27001 (Delhi MSC and IT operations in Rennes), ISO 9001 (MSCs in Cairo and Delhi, activities in Switzerland), ISO 20000 (Delhi MSC, Large Projects entity and activities in Switzerland);

•

In terms of networks and coverage

•

May 2009: Orange Business Services becomes the first provider to offer IPv6 on the global IP VPN market, allowing a new generation of applications and services, such as Machine to Machine (M2M), to emerge,

•

July 2009: in 104 countries, Telepresence and Open Videopresence solutions become available, the most extensive coverage on the market,

•

November 2009: a twofold increase in the International Ethernet Link’s coverage, which extended to 32 countries by the end of 2009;

•

In terms of applications, services and convergence

•

January 2009: acquisition of Data & Mobiles, to meet companies’ vehicle fleet management needs as part of the M2M development strategy,

•

January 2009: expansion of the Business Together with Microsoft messaging and collaborative services (integration of Microsoft’s latest unified communication solutions and the ITIL service management standards, the reference in the field),

•

February 2009: launch of Air Quick Start, a new option for timely access to Orange IP VPN, and Air Back-up, which resolves service interruptions during access maintenance through fixed/mobile redundancy,

•

March 2009: development of a remote monitoring solution for heart patients, with Sorin Group,

•

March 2009: French launch of Numéro Cristal (customer number that meets new consumer-focused regulations),

•

May 2009: creation of the International M2M Center (IMC) at Mobistar in Brussels, which is dedicated to M2M communication services for international corporations,

•

June 2009: French launch of an integrated IT solution for the hotel industry, with Amadeus Hospitality Business Group,

•

June 2009: launch of Travel Data for multinationals, a new range of solutions for mobile data exchange, specially designed to help manage and reduce multinationals’ costs,

•

June 2009: French launch of Flexible Computing, a new generation of virtualized IT infrastructures used to offer private cloud computing and guaranteeing security and service quality,

•

July 2009: launch of Open Videopresence, a video-conferencing service that works on any type of network (IPVPN, Internet, ISDN), with any type of video-conferencing equipment or any manufacturer,

•

September 2009: French launch of telecommuting solutions to meet temporary needs in the event of a flu pandemic,

•

November 2009: expansion of consulting and integration services for unified Microsoft communication solutions,

•

November 2009: French launch of Business Lounge, the first professional mobile information space (an optimized web space accessible from a mobile telephone or advanced PDA),

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•

November 2009: French launch of Vending Anytime, a new vending machine supervision and management M2M solution,

•

November 2009: French launch of a new real-time communication solution for public transportation (Information Dynamique Voyageurs),

•

December 2009: Orange Business Services’ communication announcing its cloud computing strategy.

Outlook

In 2010, Orange Business Services has the following priorities:

•

developing its close, personal relationship with customers and improving its customer satisfaction rate;

•

supporting customers as they move towards IP services by developing innovation and convergent services;

•

developing Real-time Business applications, in particular in Cloud Computing, to offer new operating models to Business customers;

•

continuing its efforts towards sustainable development, by including corporate social responsibility in its Green IT program.

6.3.7   International Carriers & Shared Services

The International Carriers and Shared Services segment incorporates:

•

sales and services to international carriers and the deployment of the international and long distance network;

•

the installation and maintenance of submarine cables;

•

the shared services which include the Group’s support and cross-divisional services and the new growth vectors (content, health, on-line advertising). The majority of the shared services are re-invoiced to the other operating segments (brand license fees, Group services, specific items re-invoiced on a case-by-case basis).

FINANCIAL INDICATORS

(in millions of euros)	2009	2008	2007
Revenue	1,388	1,349	1,240
International carriers activity	1,208	1,171	1,109
Shared services	180	177	131
EBITDA	(1,399)	(444)	744
In % of revenues	(101)%	(33)%	60.2%
CAPEX	500	869	701
In % of revenues	36%	(64.4)%	56.5%

6.3.7.1   International Carriers

The Market

The international carriers’ activity targets the wholesale voice and data traffic market (or free-floating traffic). It represents the portion of traffic purchased from operators to be transferred outside France.

The global international voice market was estimated to be 435 billion minutes in 2009 and its growth is being driven by the economic development of areas with high geographical density (principally South-East Asia, China and India), developments in mobile telephony and the development of Voice over IP.

In 2009, the wholesale market accounted for some 45% of the global international voice market, estimated to be 195 billion minutes (Source: ITW December 2009).

Competitive Environment

The wholesale operators fall into three categories: wholesalers, retailers and niche operators.

The wholesalers are specialized in wholesale. As size is a critical factor, the market is consolidating. The main players include TATA, Verizon, Telecom Italia, iBasis and BICS.

The retail operators aim is to generate additional revenue from wholesale traffic to optimize their group’s retail strategy. France Telecom, Telefonica, Deutsche Telekom, Telia Sonera, AT&T and BT figure among the main players.

The niche players resell traffic at regional level, generally through a single, very competitively priced offer. The main actors include: Primus, Global Crossing, Colt, Wavecrest and Calltrade.

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The wholesale market’s customers includes voice specialists (call-shops, prepaid cards), retail operators with or without a wholesale activity and wholesalers.

Three main factors influence the market:

•

price: for a standard quality service, the operators seek to optimize the traffic routing cost with frequent price fluctuations;

•

quality: superior quality leads to greater call frequency and duration and customer loyalty and satisfaction;

•

simplicity and outsourcing: simplifying or even outsourcing the traffic handling allows for fewer routing changes, limiting the number of suppliers and stabilizing tariffs and service quality.

The majority of the growth in this market is achieved through acquisitions but in 2009 we saw a trend towards partnership agreements along the lines of those entered into between TATA and BT, BICS and MTN, ATT and TDC or even T-Mobile and Orange in the UK.

Orange’s Wholesale Solutions activity

Orange’s Wholesale Solutions activity is based on a major long-distance network infrastructure and offers a broad range of solutions on the international market.

Orange’s presence in both the retail and wholesale markets means it can develop wholesale solutions that are particularly well adapted to the needs of the retail operators. Orange has more than one thousand customers which include fixed-line and mobile operators and Internet access and content providers.

The Group is unique in that it is very involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several dozen of submarine cable systems, the group ranks among the world’s largest owners of submarine lines. In fact, the group currently uses more than half the world-wide submarine fiber optic cable capacity, and this has allowed it to meet the increase in transatlantic traffic.

The Group’s wholesale activity counts:

•

a seamless international network including a core with over 100 points of presence, 120,000 km of fiber and interconnections with the main submarine cables (TAT-14, SAT-3/WASC/SAFE, SEA-ME-WE 2/3, SEA-ME-WE 4, Japan-US, APCN-2, Americas 2 and ECFS). It also includes a satellite liaison service and hosting services available on 28 sites;

•

a global network of dedicated IP routes enabling the Group to offer dedicated IP routes in over 100 countries, around 45 outlets, access via an AS 5511, IP MANs in key cities and dedicated VPNs for the GPRS Roaming Exchange;

•

direct voice connections and ISDN links: the Group has more than 250 direct interconnections with operators and over 90 direct ISDN links;

•

99.99% network availability, 24/7 centralized supervision and a 4-hour mean time to restoration (MTTR). DWDM and SONET/SDH technologies provide a secure network architecture.

Offers

Voice

France Telecom’s network counts some 250 direct routes and interconnections with more than 550 operators. Orange International Carriers offers its customers a comprehensive range of international voice traffic routing and termination solutions to help them meet the growing demand, generate more traffic and increase their revenue:

•

coverage of over 600 destinations;

•

hubbing solutions for routing voice and mobile traffic without the need for additional termination contracts;

•

optimal sound quality via a fully-digital SDH seamless network;

•

24/7 technical support and real-time handling.

Mobile

Orange International Carriers helps over 130 mobile operators meet the needs of their own clients. Its range of solutions includes:

•

interconnection and interoperability solutions for quality messaging, voice and video-telephony services;

•

a secure HSDPA/3G/3GPRS network interconnection;

•

a dedicated 3GRX service for access to more than 430 mobile operators in over 160 countries;

•

SMS and MMS operability offerings enabling it to provide its end customers with “one-to-all” connectivity and rapidly expand their coverage;

•

the Orange Roaming Hub (Global eXchange) solution for moving from a bilateral model to a multilateral roaming system.

Internet and Transmission

The Group’s IP network architecture is built on dedicated IP routes and interconnections to more than 200 Internet service providers. It includes agreements with other major network operators and direct connections to content providers and end users in over 100 countries. Backed by this powerful network, Orange International Carriers can offer a wide range of connectivity options and flexible solutions to allow operators to manage traffic flows and offer cutting-edge Internet services. By selecting specific routes for each segment, operators can improve network quality at a reduced cost in a secure environment thanks to 24/7 tool monitoring.

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The commissioning of new cables such as LION, UAE-KENYA (TEAMS) and ACE will expand its offering.

Innovation

Mobile Content package is an offer of local and international content (sport, news, finance, ringtones, games, etc.) which operators can use to expand their offering to their clients. Orange International Carriers manages the development of a WAP portal specific to each operator and provides a comprehensive range of management, reporting and invoicing tools. The content is designed to ensure compatibility with some 1,200 mobile models and is distributed via WAP push, IVR, SMS and the Internet. 2010 will see this range of value-added solutions expand to include International Airtime Hub, a payment by mobile phone solution.

Orange API (Telco 2.0)

Orange API combines Internet applications and solutions with enhanced communication options to improve customer relations and the selling process. As these are easy to integrate and pay-per-act, investment is minimal.

OFFERS

Type	Name	Description
Voice	IDD (International Direct Dial)

A call termination service in France for international land-line and mobile voice operators. It takes the form of a bilateral agreement between Orange and its international partners based on:

•

several interconnection media: land, submarine, satellite or IP;

•

a seamless network based on approved TDM and VOIP technologies;

•

an expertise derived from the management of more than 250 direct interconnections;

•

a customer support centre open 24/7, backed by centralized network monitoring.

This solution offers high capacity on the main routes with a good Answer Seizure Ratio (ASR) and Network Efficiency Ratio (NER).

Hubbing

A termination service for international voice traffic offering different service levels:

•

Hubbing Optimum: competitively-priced standard quality service;

•

Hubbing Premium: very high service quality and reliability backed by direct routes and a selection of top-quality partners. This service offers very high ASR and NER performance levels and transparent CLI transmission;

•

Mobile to mobile: a dedicated service for mobile operators. Transmission is solely via direct routes to mobile destinations, thus offering optimal voice quality.

This solution guarantees quality of service and transparency of the CLI and the number called (OCN). A customer helpline is also provided.

•

Voice Hubbing Telephony: this provides operators with a video-telephony solution via a 64 Kbps connection to fixed and mobile destinations. Selecting direct routes from Orange or premium international partners guarantees service reliability.

Bandwidth	City to City	A permanent bandwidth linking two sites (PoP and/or client site) which operate different technologies (SDH, SONET, wavelength) with capacities ranging from 2.5 to 10 Gb.
	LDE (Long Distance Giga-Ethernet)	A City to City option which provides a point-to-point link between two eligible European cities. Ethernet interfaces are used to limit costs and offer better bandwidth granularity and flexibility.
OSS (One-Stop Shopping)

A simplified procedure which extends coverage beyond the On-net network to provide end-to-end services in any country. This package offers a single point of contact for invoicing, order-taking, delivery and maintenance.

IPL+

Dedicated, permanent capacity between two international cities, either from a Group PoP to the head of a submarine cable (full circuit) or from the PoP to the international half-circuit (half-circuit).

	MSP 1+1	A card redundancy service in access equipment and house cabling which reduces the risk of power cuts and offers enhanced security and quality.
	Backhaul	The landline termination of the submarine cable which links the cable head to one of the Group’s PoPs or to the cable head at the client’s site.
Dedicated Transit

Transmission capacities between 2 international access points on the Group’s network (border points or cable heads) leased to two operators which are each invoiced for a half-circuit enables dedicated transmission between two international access points. The circuit transits across a country but does not end there, as with other transmission offers. This service is available and billable as a half or a full circuit.

	Housing	The housing of IP and transmission equipment in premises of the Group or of a partner.
Restoration

A back-up for the submerged section of the City-to-City package or OTI which secures customer traffic, avoids the need for an emergency rescue plan and allows the company to budget for reasonable insurance costs.

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Type	Name	Description
Internet	OTI

An Internet connectivity package with the option of an access link for transmission between the company’s equipment and the point of presence of Orange’s OTI service.

The package comprises two services:

•

OTI Pure Speed provides carriers, ISPs and content providers with access to the Group’s IP backbone. This gives them global coverage, local services and a quality guarantee;

•

OTI Content, an offer dedicated to content suppliers.

Mobile Data	SS7

This solution is the most comprehensive signaling package combining the SS7 standard offering with the ITU/ANSI conversion services and value-added service options (Alliage-Short Code, SMS Control, Optimum Roaming etc.).

3GRX

GRX is an IP-based network used for the exchange of data roaming traffic between mobile operators directly connected to the Group’s 3GRX network or other GRX networks. This package offers UMTS, HSPDA and GPRS roaming worldwide by providing IP connectivity between mobile operators.

	SMS Global Exchange	An SMS Hub service which allows mobile operators connected to the Hub or other Hubs (via peering agreements) to exchange SMS messages.
	MMS Global Exchange	This package permits the simple, flexible exchange of MMS between mobile operators in more than 250 destinations without the operators having to enter into lengthy bilateral MMS exchange negotiations.
Roaming Global Exchange

This solution is a One stop shopping (one contract, one invoice and a single point of contact) comprehensive offer providing:

•

the full set of capabilities required to manage roaming relationships (signaling connectivity, clearing, financial settlement, fraud protection, technical testing, roaming agreement management, operation and maintenance),

•

access to all technologies (2G, 3G, Camel, Data).

Mobile Content Solutions

This is a turnkey package offering mobile operators access to a comprehensive catalogue of local and international content. It manages copyrights, licenses and partnerships with content providers and the development and customization of the WAP portal.

WAP and WEB portal hosting is available as an option.

New territories	International Airtime Hub	A minute exchange service, also valid outside national territory, to provide prepaid customers with access to mobile services.

The Group’s wholesale offering can be found at www.orange.com/wholesalesolutions

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Worldwide Coverage – Mobile

FRANCE TELECOM GROUP’S MAIN SUBMARINE CABLES

Seamless network				Submarine cables
Cable name	Departure - Arrival	Number of cable landing points	Number of countries	Kms	Capacity	Commissioning
TAT-14	USA - Denmark	7	6	15,464	640 Gbps	July 2001
SAT 3-WASC-SAFE	Portugal - Malaysia	17	15	27,850	155 Gbps	April 2002
SEA-ME-WE 3	Portugal - Japan	39	33	39,000	40 Gbps	August 2009
SEA-ME-WE 4	France - Singapore	17	14	19,000	640 Gbps	December 2005
Japan-US	USA - USA	6	2	21,000	641 Gbps	August 2001
APCN-2
Americas 2	Brazil - Puerto Rico	9	9	8,330	40 Gbps	July 2000
ECFS	Tortola - Trinidad & Tobago	13	13	1,625	160 Gbps	July 1995
LION	Reunion Island - Madagascar	3	3	1,060	20 Gbps*2	November 2009
CBUS	USA - Chalwell	3	2	3,200	480 Gbps	2009
IMEWE	India - France	10	8	12,018	3,840 Gbps	January 2010
ACE	France - South Africa	24	24	14,000	1,920 Gbps	2011
UAE Kenya (TEAMS)	United Arab Emirates - Kenya	2	2	5,053	120 Gbps	December 2009
Atlantis 2	Portugal - Argentina	9	6	12,981	8*2.5 Gbps	June 1999
EASSy	South Africa - Sudan	8	8	10,500	3*10 Gbps	2nd half 2010

European Express Network (EEN)

For further information see Chapter 8.1.5 Networks.

6.3.7.2   Shared services

The New Growth Activities

France Telecom has developed new growth activities related to its core business, such as content broadcasting, audience and advertising, and also healthcare activities.

Content

Orange offers free and paid-for content through Orange-edited channels, packages of paid-for channels, Video On Demand (VOD), music offers and games, with a view to enhancing the appeal of the services by offering customers interactive, non-linear consumption.

Orange distributes content provided by third parties (television, games, music) on fixed and mobile networks both inside and outside France. Orange also provides its own range of exclusive channels: Orange sport and the five Orange Cinéma séries channels. This activity is seeing strong growth. In 2009 the number of pay packages has increased by 125% and Video On Demand has increased four-fold.

Orange Cinéma séries, launched in France in November 2008, is the first television package available on television, computer and mobile phone. Orange Cinéma séries is also the first service to offer on-demand all programs broadcast on the five thematic channels.

Orange Cinéma séries offers the general public a service dedicated entirely to the cinema and television series, with a selection of exclusive premieres of major films and unedited series by special arrangement with major program producers such as Warner, HBO, Fidélité and MGM.

Through its Orange sport channels, Orange can also bring its subscribers a wide variety of sport content on all its platforms (television, PC and mobile) thanks to an active partnership policy in France and in all countries where the brand is present.

Orange is developing new services for its customers with a focus on multi-screen, interactivity and on-demand programs.

This strategy is also deployed in other countries where the Orange brand is present, such as Poland, Spain, the UK, Romania, Belgium, Switzerland, Slovakia, Mauritius and Senegal.

Studio 37, established in 2007, is a subsidiary devoted to investing in cinematographic rights, through both co-production and the acquisition of catalogue rights. Its mission is to select projects in France and Europe which it can co-fund. In return, it acquires rights which it markets, allowing it to build its own catalogue of film productions. Studio 37 also enhances the diversity of the various cinema content offerings. In 2009 Studio 37 helped launch 17 films including the highly successful “Welcome” which was seen by over one million cinema-goers.

The Viaccess group, a France Telecom subsidiary, is market leader in terms of secure access solutions to TV, or IPTV, content.

Orange is present in the games market through its sale of games on the orange.fr and goa.com portals. It offers three types of games: Casual Games dedicated to families of arcade games or puzzles, the Mid Range Games on Goa.com which can be played on the network without a subscription (such as car racing simulations) and the Massively Multi-Player on-line games which are played on the network and require a subscription. These include Warhammer, Dark Age Of Camelot and combat games in fantasy universes.

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Audience and Advertising

The Internet has now become a mass media, with time spent on-line increasing and gradually catching up with that spent listening to the radio or watching television. As a result, the share of web and mobile advertising will follow suit, to the detriment of traditional media. This expenditure will be bolstered by:

•

non-media advertisers and advertisers on traditional media transferring their budgets to the web;

•

a rebalancing between Internet consumption and advertising expenditure: the web currently generates around 12% of revenue while time passed on the Internet is approaching 20% (Source: Martin Sorrell, CEO WPP);

•

mobile, which is becoming a strong contender with the explosion of Internet mobile consumption and applications.

As a result of these changes, the market will have a tendency to polarize, throwing up two types of major players:

•

highly branded media which will capitalize on their large audience and content quality to offer advertisers top quality, high revenue solutions (traditional offers and branded content) with high levels of compensation;

•

the global players such as Google, Yahoo! and Microsoft, with their multi-country presence, wide reach and comprehensive catalogues of advertising solutions, which will inevitably be used by agencies and advertisers alike.

Orange, backed by high audience figures in the web and mobile markets, its telecommunications operator position its client knowledge and network management and its ability to forge and implement industrial alliances, is working towards becoming an essential European player in the media value chain by adopting a twofold approach:

•

direct monetization of the agencies and advertisers – essentially within the web and mobile audiences (either via its own audience or by monetizing the audience of the Orange Advertising Network publishers);

•

indirect monetarization by marketing technology services and solutions to players in the media where digitalization is expected (e.g. television, outdoor and cinema for example).

To pursue its growth strategy in this market, in August 2009 Orange took over Unanimis, the UK’s largest exclusive independent digital advertising network.

Health

An ageing population, an increase in the number of people losing their independence and the number of patients suffering from chronic illnesses make it all the more necessary for health professionals to turn to information and communication technologies to facilitate their daily practices, reduce their costs, improve illness management and strengthen the relationship between doctor and patient.

Backed by more than 10 years’ experience in the health sector, Orange is positioning itself as a market leader in the e-health sector, by combining new healthcare technologies with information and communication technologies.

Orange Healthcare, the group’s healthcare division, is drawing on its know-how, innovation and technology to develop service packages for the whole sector within a partnership approach. Orange is working in collaboration with numerous health professionals and also mutual insurance companies, retirement homes, care establishments, software publishers, county and regional councils and clubs and associations.

The solutions proposed, developed in association with partners who are leaders in their sectors and the expertise of Orange Labs, in France and other European countries, focus on three areas:

•

hospitals, increasing patient comfort and access to information and simplifying the work of the medical team;

•

doctors’ practices, with the remote monitoring of chronic illnesses and on-line appointment systems;

•

at home, with hospitalization and stay-at-home solutions.

A wide range of products are already available including the remote payment service which independent professionals such as doctors and nurses can use to send electronic claim forms to health insurance companies for patient reimbursement and convergence and mobility solutions for all healthcare professionals.

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6.4    ENVIRONMENTAL INFORMATION

More detailed information on commitments, performance and the Group’s environmental impact policy is available in the 2009 Corporate Social Responsibility report. All definitive quantitative indicators are also shown in this report.

6.4.1   Environmental Policy and Commitments

France Telecom’s environmental policy is based on a program of continuous improvement, aiming firstly at reducing the impact of its activities and the products and services it sells and secondly, to contribute to the development of telecommunications solutions that promote the adoption of sustainable development by civil society, local authorities and the world of industry, commerce and services.

Action plans are based on the identification of environmental issues that are significant for the business. These also provide a solution to the requirements of the “new economic regulations” (NRE Act) concerning the objectives assigned to the subsidiaries and are subject to yearly review.

France Telecom’s policy is based on the signature, in 1996, of the European Telecommunication Network Operators (ETNO) Environmental Charter, and its membership of the United Nations Global Compact in 2000. Under the Global Compact, France Telecom has also ratified the “Caring for Climate” operation.

The Group is also a member of the Global e-Sustainability Initiative (GeSI), GSMA and the Mobile Phone Partnership Initiative, and actively takes part in the work of these organizations. Environmental achievements are also published annually as part of the Carbon Disclosure Project.

In France, the Group takes part in the work of the MEDEF, the Telecoms Federation and the French Association of Mobile Operators, among others. The Group has contributed to the debates organized as part of the Environment Round Table and to the work of the operational steering committees via the MEDEF.

The environmental policy is applied in accordance with the Group’s geographical division, by country and by geographical zone: Spain, France, Poland, UK, EME, AMEA, and OBS. The Group team organizes and manages these countries through dedicated interlocutors.

The policy in environmental matters is based on the following main themes:

•

to take part in the fight against climate change by reducing the environmental impact of the Group’s activities and the products and services it sells;

•

to optimize waste management; and

•

throughout the Group, to implement a system of environmental management for compliance with the above objectives.

6.4.2   Fight against Climate Change

In 2008, the France Telecom group committed to reduce its greenhouse-gas emissions by 20% between 2006 and 2020:

•

by reducing power consumption in its networks and its buildings;

•

by reducing CO² emissions related to its vehicle fleet and to business travel; and

•

by increasing the share of renewable energy.

This commitment resulted in the implementation of highly proactive action plans for making large savings designed to offset the increase in the number of customers and the impact of new services offered.

Ongoing Efforts to reduce Power Consumption in Networks and Buildings

A large-scale power action plan was implemented in 2008 to reduce power consumption related to the operation of networks and information systems, which represent almost 70% of the Group’s total consumption. At the end of 2009, this action plan was deployed in 10 countries: France, the United Kingdom, Poland, Spain, Slovakia, Senegal, Guinea, Romania, Switzerland and Belgium.

The most effective measures relate to air conditioning optimization. Optimized ventilation has been deployed on more than 4,600 Group sites. This Orange Labs innovation allows power consumption to be reduced by up to 80% compared with a standard air-conditioning system. Increasing the temperature ranges in equipment rooms also provides significant power savings.

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Another field of deployment, the virtualization of servers, has allowed the number of physical servers to be reduced tenfold and more than 25 GWh of electricity consumption to be saved since 2007. The ‘Green Datacenters’ program, focusing on the optimization of data processing centers, has been deployed in the main European countries.

On the question of renewable energy, more than 740 solar power stations are being installed in some ten countries in Africa and the Middle East. The 575 sites already equipped produced solar power of just over 3.5 GWh in 2009 and will save 16,000 metric tons of CO² every year.

Another action plan relates to the optimization of the power consumption of technical and service-sector buildings via the implementation of thermal studies or the integration of HEQ (High Environmental Quality) criteria into construction and renovation sites.

Reduce Emissions related to Transport

The Group has a fleet of 31,000 company vehicles throughout the world, which represents about 10% of the Group’s CO² emissions. The overall objective is to reach an average emissions level of 130 g CO²/km. The efforts made to streamline the vehicle fleet have reduced this level by more than 8% since 2006.

Several of the Group’s entities have implemented systems intended to limit the usage of individual cars (company travel plans, car-sharing systems, etc.).

Solutions are available to Group employees to limit professional travel, including video-conferences, conference calls, collaborative remote working tools, etc. In 2009, eight new telepresence rooms were installed in France and five others are being installed in London, Bristol, Madrid, Warsaw and Brussels.

The Group also offers its customers, particularly companies and local authorities, various solutions for reducing their greenhouse gas emissions.

Develop eco-designed Products and provide Information to Customers

Other than the efforts made to reduce energy consumption, the Group encourages the development of energy saving telephone handsets through partnerships with the Group’s suppliers.

The Group also wishes to give its customers more precise information on the consumption of handsets. Thus, since 2008, Orange, with the support of WWF-France, has applied ecological labeling for fixed and mobile telephones in France. This operation was also launched in Spain in December 2009 and will subsequently be deployed in the other European countries.

A label supplies five key indicators representing the environmental impact of products. It provides information on the environmental performance of a product.

This ecological labeling has a dual objective:

•

to provide clear information to consumers on the environmental impact of the products that they use, raise their awareness of the issue and give them choice criteria; and

•

to raise awareness among manufacturers and encourage their progress by highlighting the environmental performance of the products that they manufacture.

6.4.3   Optimization of Waste Management

The key objectives and issues have led to a focus on two major priorities:

•

optimize the management of internally-generated waste; and

•

contribute to managing the waste generated by the products and services sold, with particular attention paid to the collection and recycling of mobile handsets.

Optimize Waste Management

Guidelines for managing waste were defined at the Group level in 2007 to standardize practices for the three categories of waste generated by the Group’s activities: waste related to networks, tertiary waste related to offices and call centers, customer waste related to products and services sold.

Encourage the processing of Electronic and Electrical Equipment at end-of-life

Waste from Electrical and Electronic Equipment (WEEE) regulations are in place in all European countries where the Group is present. In all these countries, customers may return their telephone equipment to stores. The appliances collected are then redistributed to authorized collection organizations. In France, the France Telecom group belongs to the Eco-Système organization for “household WEEE” and has opted for an individual system for “business WEEE”.

All products placed on the European market comply with the European RoHS Directive (Restriction of Hazardous Substances).

Moreover, the Group is currently implementing the relevant processes to inform its customers of the compliance of its products and services with the European REACH Regulation (on the presence of hazardous substances in equipment) across the whole of Europe.

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6.4.4   Proactive Risk Management

Facilities at Risk

France Telecom believes that its activities as a telecommunications operator do not pose a serious threat to the environment. These activities do not require any production processes that have a severe impact on scarce or non-renewable resources, natural resources (water, air) or to biodiversity and generally, do not pose lethal risks.

In Europe, France Telecom does not require authorization under the IPPC Directive (2001/78) for its activities. However, France Telecom uses certain equipment, products and substances that may be hazardous to the environment (even slightly), some of which are subject to specific regulations. In France, this is the case for facilities classified for the protection of the environment (ICPE, 753 sites out of about 15,000 fixed and tertiary sites and 19,000 mobile sites).

These facilities are the subject of ongoing in-depth analyses by France Telecom and have led to the adoption of action plans and prevention programs, as well as periodic inspections as required under French regulations.

In order to prevent health-related risks (legionellosis) and reduce water consumption, a major program to replace cooling towers with dry cooler systems was implemented and has been in operation since 2006.

France Telecom’s main at-Risk Facilities are as follows:

Indicator	2009 (1)	2008	2007
Number of sites including Classified Facilities (ICPE A or D) in France	753	816	894
Number of water cooling towers in France	31	56	58
(1) 2009 data are provisional.

A regional committee meets periodically to study the impacts related to ICPE. They are recorded as priority issues and are the subject of appropriate action plans. The process of dialog with those actively involved also identifies emerging risks.

Hazardous substances

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air-conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Nitrogen or INERGEN gases in sprinkler systems have been in place since the end of 2003, in accordance with regulations.

Some of the Group’s electrical transformers also contain polychlorinated biphenyls (or PCBs), the gradual elimination of which is continuing and will be completed in 2010, in accordance with legislation in force in France and Europe.

Under the European REACH Regulation (Registration – Evaluation – Authorization and Restriction of Chemicals), we must inform our customers of the presence of hazardous substances as defined by the regulation. Appropriate procedures are undergoing deployment.

6.4.5   Environmental Management System

In order to reach its objectives for reducing its environmental impact that were set as part of its policy, France Telecom is implementing an Environmental Management System (EMS).

To structure the Environmental Management System, France Telecom has chosen to base it on the ISO14001 reference framework, a recognized and proven international standard. Implementation within France Telecom is via a reference framework made up of:

•

a methodology for managing such projects;

•

group processes and tools in key areas, such as risk and impact analysis or managing regulatory compliance;

•

guides and checklists to support a detailed audit of the EMS and its key components.

In order to capitalize on the experience acquired by countries that are more advanced in this area, the reference framework was enhanced in 2008 with a dedicated section defining the activities having the most significant impacts and the preventive actions to be carried out. This section allows entities that are starting to implement an EMS to focus on priority subjects.

At the end of 2009, the countries that had implemented an EMS, or were in the process of implementing one, represented around 90.4% of the Group’s total revenues from the segments (including UK) (83% in 2007 and 2008). As part of the environmental policy, two key performance indicators at the Group level assess the implementation of EMS:

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•

the size of the sites or activities certified ISO14001. As of the end of 2009, Slovakia, Egypt and the company FT Marine were certified for all of their activities, and Poland and Spain were certified for their mobile activities. Operations France, Orange Business Services in France, Romania and Senegal had set ISO14001 certification objectives for their main activities;

•

the size of the sites or activities constructing an EMS according to ISO14001, but not yet certified. The indicator relating to the deployment of the EMS in countries that are not yet certified has changed as follows:

Indicator	2009 (1)	2008	2007
	59%	57%	44%
(1) Estimated.

6.4.6   Awareness-Raising and Training for those involved

Training and information is given to employees at several levels by the Group team for local interlocutors and by internal communication for other employees.

Initiatives for awareness-raising and discussion thus encourage each employee to bear in mind the objectives of responsible growth in their daily activities. Particular emphasis is placed on raising the awareness of supervisory staff, who play a key role as intermediaries to their teams. Dedicated training courses have been in place since 2005. A manual providing training in the corporate-responsibility approach, including numerous developments concerning the environment, was drawn up in 2008 in French and English.

France Telecom provides consumers with various sources of information in addition to regulatory information, Internet websites, the corporate-responsibility report and informational guides on the impact of radiowaves.

6.4.7   Radiowaves

The World Health Organization (WHO) has carried out a review of scientific data on the health risks of continued low-frequency exposure to base stations and other wireless networks and has concluded (factsheet no. 304 published in May 2006) that there is no substantial scientific evidence confirming possible harmful health effects from base stations and wireless networks. The WHO nevertheless recommends further research to determine whether more intensive exposure to mobile telephone radiowaves could impact upon health.

In August 2009, the ICNIRP (International Commission on Non-Ionizing Radiation Protection) - a non-governmental organization officially recognized by the WHO and the International Labour Organization (ILO) in the field of non-ionizing radiation - reconfirmed, after examining all scientific studies and literature published since 1998, its recommendations and its maximum radiowave exposure limits.

The Scientific Committee on Emerging and Newly Identified Health Risks (SCENIHR), a group of experts from of the European Commission, has concluded, in a report dated January  2009, that regarding the risk of cancer and based upon results from three sources (epidemiological studies, animals and in vitro), an increase in the risk of cancer in humans due to radio-frequency exposure is unlikely. However, it recommends further research to confirm whether long term exposure (in excess of ten years) could give rise to a cancer risk. The conclusions of the European expert committee do not differ significantly from those presented in the report published in 2007.

The maximum exposure limits to radiowaves suggested by the ICNIRP are followed by a great number of national authorities. In Europe, most national regulations follow the maximum exposure limits suggested by the ICNIRP and included in the Council of the European Union recommendation of July 12, 1999. However, some countries such as Switzerland and Belgium (for a second time, in 2009) have modified their regulations, setting public exposure limits at base stations at levels below those recommended by the ICNIRP. Other countries may envisage taking similar measures.

In some countries, health authorities or governments have requested that vigilance be maintained for mobiles, issuing various usage precautions to reduce exposure to radiowaves from mobile phones and recommend moderate usage by children.

In line with its corporate responsibility approach, Orange is attentive to stakeholders and takes into account queries from its customers, consumers, public authorities, residents’ and consumers’ associations and its employees.

On the basis of current scientific knowledge, recommendations from international and national authorities and current regulations, Orange defines its policy on radiowaves with a distinction made between cell phone masts and mobile handsets.

Orange undertakes to comply with four key principles: transparency of information and dialog, contribution to research efforts, application of international recommendations or national regulations, information on best mobile phone use practices.

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Transparency of Information and Dialog

•

Informing stakeholders about radiowaves using appropriate communication tools (Internet, extranet, seminars, etc.);

•

Answering questions from the various stakeholders relating to radiowaves and communication technologies (dialogs with residents, consumer associations, etc.).

In order to have the most recent information, the Group monitors the results of scientific studies across the world relating to radiowaves.

In addition to regulatory obligations, the Group provides information and encourages consultation and environmental protection, with the local authorities and local residents concerned, through new projects for the installation or modification of cell phone masts.

In France, the United Kingdom, Switzerland and Spain, the Group applies good practice guides and charters drawn up with or by local and national authorities.

In some countries, informational guides and leaflets covering these subjects are provided to local authorities and consumers during informative meetings and at certain points of sale.

Contribution to Research Efforts

•

Participating actively in technological research by developing methods and tools to measure and visualize the intensity of radiowaves;

•

Publishing studies on dosimetry and metrology;

•

Participating in working groups on international standardization (CENELEC, CB, ITO or ETSI, etc.);

•

Supporting public and private epidemiological and biological research programs planned by the WHO and the SCENIHR.

For more than ten years, Orange researchers have been working for better understanding of radiowaves and to measure the impact of solutions developed (cell phone masts, mobile phones and WiFi installations). They have designed software for viewing electromagnetic fields in 3D, “EMF Visual”, which can determine the necessary security perimeter around a cell phone mast and also an individual dosimeter for easily measuring the intensity of waves transmitted into the environment. We provide financial support to public and private epidemiological and biological research programs planned by the WHO and the SCENIHR, such as those of the Radio-Frequency Health Foundation in France, the Swiss Research Foundation on Mobile Communication, and the MTHR (Mobile Telecommunications and Health Research) programs in the United Kingdom.

Application of international Recommendations or national Regulations

•

Systematically applying the international recommendations of the ICNIRP or the IEEE in the absence of national standards;

•

Implementing the means with which to ensure compliance with current regulations.

In France and certain other countries, field measurements are carried out regularly around cell phone masts, to ensure that current regulations are complied with. These measurements are then made public on the national authorities’ websites.

All mobile telephones marketed by Orange comply with ICNIRP standards and have a SAR (Specific Absorption Rate, designating the maximum level of radiowaves to which the user may be exposed) of less than 2 W/kg.

Spreading the Word about best Mobile Phone use Practices

•

Providing information to reduce exposure (using a hands-free kit, telephoning in good reception conditions, etc.) via appropriate communication tools;

•

Communicating the SAR of the mobile phone;

•

Systematically providing a hands-free kit when a mobile telephone pack is purchased.

The Group’s policy on radiowaves includes generalizing the display of the SAR at all points of sale or Internet sites belonging to the Group and raising awareness among customers of best usage practices. In France, the user manual includes precautions for use of the mobile telephone.

6.4.8   Provisions for Environmental Risk

Consistent with the explanation of environmental risks above, no provision for environmental risk has been made. However, in accordance with IFRS accounting standards, provisions have been made for decommissioning and rehabilitation of sites.

The obligation to decommission and rehabilitate sites is calculated on the basis of:

•

dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, per site for cell phone masts) incurred by France Telecom to meet its environmental commitments;

•

annual scheduled asset returns for telephone poles and public telephones; and

•

estimated site closures for cell phone masts.

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These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

In the Group’s accounts on 31 December 2009, the provision for decommissioning and rehabilitation of sites mainly included the costs of:

•

rehabilitating the sites of cell phone masts: 200 million euros;

•

dismantling telephone poles: 139 million euros (including 110 million euros related directly to France Telecom S.A.);

•

management of waste electrical and electronic equipment: 56 million euros (including 36 million euros related to France Telecom S.A.);

•

dismantling public phones: 40 million euros (including 35 million euros related to France Telecom S.A.).

6.5    EXCEPTIONAL EVENTS

None.

6.6    DEPENDENCY ON PATENTS

None.

6.7    REGULATIONS

The regulatory environment for the European countries in which the France Telecom group operates is variable, but fulfills a harmonization requirement based on the obligation to apply nationally the regulatory framework defined at European level. This common regulatory framework is presented below. The regulatory aspects for each country in which France Telecom operates are presented in Section 6.3. For information concerning risks linked to regulation, see Section 4.2 Legal Risks.

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The European regulatory framework

The current European regulatory framework for electronic communications has two main parts: one relating to economic market regulation and one focusing more on universal service protection and protection of consumer rights. It consists of one ‘Framework’ directive (2002/21/EC) and four specific directives:

•

“Authorizations” (2002/20/EC);

•

“Access” (2002/19/EC);

•

“Universal Service” (2002/22/EC);

•

“Privacy and electronic communications” (2002/58/EC).

The scope of the economic regulation relates to relevant markets defined in a European recommendation that is revised periodically. The latest (recommendation 2007/879/EC of December 19, 2007) comprises seven relevant markets (1).

These markets, identified by the Commission, must be the subject of a market analysis undertaken by the National Regulatory Authorities (NRAs). Under the regulatory framework, the National Regulatory Authorities may also regulate markets which are not on the list of relevant markets provided by the Commission, if and only if, specific national factors so justify and provided the Commission does not object.

Key European regulation events in 2009

Key Events

May 7	European Commission Recommendation on fixed and mobile call termination rates
June 18	New European regulation on roaming
June-July	Public consultation on the second European Commission Draft Recommendation on next generation access networks (NGA)
Nov. 24	Adoption of the reform of the European regulatory framework

European Commission Recommendation on fixed and mobile call termination rates (FTRs and MTRs) adopted on May 7, 2009; the Recommendation sets out a clear reduction in MTRs with a view to reaching, as of 2013, levels of between one and two euro cents per minute and eliminate asymmetries between operators. This Recommendation also stipulates reductions for FTRs.

More precisely, the Commission recommends that national regulators apply the following principles:

•

symmetry in each country between the various operators’ fixed call termination rates on the one hand and mobile call termination rates on the other, with a four-year limit set on the duration of a transitional asymmetry on call termination rates from which a new entrant may benefit;

•

call termination rates geared towards the ‘avoidable cost’ of this service for an ‘efficient operator’ (i.e. between one and two euro cents per minute for MTRs and a lower range for FTRs);

•

a period of transition until December 31, 2012, with this regulation scheduled to come into force in early 2013.

The impact of this Recommendation for the France Telecom group will depend on the decisions taken by the National Regulatory Authorities in each country.

Generally, the reduction in call termination rates has a negative impact on wholesale revenues. However, a uniform reduction in MTRs has a mainly neutral effect on wholesale profitability for fixed and mobile operators such as Orange in France. The impact on wholesale profitability may even be favorable in countries where Orange has a negative interconnection balance, such as Spain.

On the retail market, the Commission’s approach may lead fixed and mobile operators to modify their retail offers, for example by developing abundance offers.

The biggest uncertainty concerns changes to retail fixed-to-mobile rates.

(1)

M1: Access to the public telephone network at a fixed location for residential and non-residential customers.

M2: Call origination on the public telephone network provided at a fixed location.

M3: Call termination on various individual public telephone networks provided at a fixed location.

M4: Wholesale (physical) network infrastructure access (including shared or fully unbundled access) at a fixed location.

M5: Wholesale broadband access.

M6: Wholesale supply of leased lines terminating segments, irrespective of the technology used to provide leased or dedicated capacity.

M7: Voice call termination on individual mobile networks.

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CHANGE IN MOBILE CALL TERMINATION RATES

		2009				2010				2011
Euros/minute	Dec. 08	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011

Orange France	0.0650			0.0450				0.0300

Orange UK	0.0662		0.0544				0.0450

Orange Spain	0.0803		0.0700		0.0612		0.0551		0.0495		0.0445		0.0400

Orange Poland	0.0744	0.0501		0.0388		0.0388

Orange Austria	0.0642	0.0450		0.0400		0.0350		0.0301		0.0251		0.0201

Orange Switzerland	0.1193					0.1127

Mobistar	0.0902

Orange Luxembourg	0.1050

Orange Romania	0.0640	0.0503

Orange Slovakia	0.1128	0.0987		0.0792

Orange Moldova		0.0504

Source : Cullen International, February 2010

CHANGE IN FIXED CALL TERMINATION RATES SINCE 2004 (IN EURO CENTS PER MINUTE)

0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0.6700
0.5400
0.4250
0.3569
0.2758
Jan-04
Jun-04
Oct-04
Dec-04
Jun-05
Oct-05
Dec-05
Feb-06
Jun-06
Oct-06
Dec-06
Apr-07
Jul-07
Sep-07
Jan-08
May-08
Jul-08
Nov-08
Jan-09
Fev-09
Mar-09
Apr-09
Mai-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
France (FT)
Germany (DT)
Italy (TI)
Spain (Telefonica)
UK (BT)

Source :

Cullen, Feb 2010. The evolution of BT (UK) fixed termination rates is linked in part to the fluctuation of the pound sterling against the euro. Increase of BT FTR in 2010. In 2009 the conversion rate used is the average rate of the last month for the entire 2009 period.

Methodology

Average rate per minute (in euro cents):

- at local level, i.e. at the lowest interconnection point (the equivalent of ICAA in France);

- during ‘peak’ minutes only (as off-peak periods are not homogeneous from one operator to another).

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European regulation on roaming: published in the Official Journal on June 18, 2009, the new regulation extends the reduction of international voice roaming rates (retail and wholesale rates), which the previous regulation began in 2007, until June 30, 2012. Moreover, it stipulates price caps for SMS (retail and wholesale) and data transmission (wholesale only).

It maintains the customer’s information system (when crossing borders) on voice rates and extends it to SMS and data transmission prices. Finally, it introduces measures to prevent ‘bill shocks’ for data transmission.

The regulation also stipulates:

•

per-second billing from July 1, 2009. An initial charging period of 30 seconds can be billed for wholesale and retail rates on outgoing calls;

•

receiving voice messages to be made free of charge as of July 1, 2010.

INTERNATIONAL ROAMING REGULATION IN EUROPE

Price caps (in euros per minute ex VAT)		Summer 2006 (1)	August 30, 2007	August 30, 2008	July 1, 2009	July 1, 2010	July 1, 2011
Voice	Retail outgoing calls	€1.15	€0.49	€0.46	€0.43	€0.39	€0.35
	Retail incoming calls	€0.55	€0.24	€0.22	€0.19	€0.15	€0.11
	Wholesale voice rates	€0.75	€0.30	€0.28	€0.26	€0.22	€0.18
SMS	Retail outgoing SMS		€0.11
	Retail incoming SMS		Free of charge
	Wholesale SMS		€0.04
Data	Retail data				No regulation of retail rate
	Wholesale data				€1	€0.80	€0.50
(1) Rates shown are estimates of the average price level in Europe prior to regulation.

European Commission Draft Recommendation on next generation access networks (NGA): The Commission’s Draft Recommendation seeks to accelerate the implementation of uniform regulatory obligations across the European Union relating to next generation access (NGA) networks. The Commission published a preliminary Draft Recommendation on NGAs in the second quarter of 2008. The responses to the first consultation led the Commission to publish a second version in June 2009, which is still generating a lot of criticisms from both operators and National Regulatory Authorities.

The France Telecom group believes that the Draft Recommendation, were it to be adopted and applied unmodified today by the national regulators, could slow down operators’ investments in FTTH access connection, for the following reasons:

•

not all of the proposed regulatory measures are suited to the characteristics of NGA networks, which differ from those of legacy networks and cannot be regulated the same way;

•

the Recommendation should not stipulate the margin squeeze tests as an ex ante regulation tool for NGA networks, as this tool is not suited to the characteristics of an emerging and competitive market;

•

the Draft Recommendation is too prescriptive and does not propose incremented, proportionate measures. The Commission should first consider areas where infrastructure-based competition is financially and technically viable, and in which access to ducts or unbundling may be imposed, but not both;

•

the Draft Recommendation should be neutral in terms of the technology used. The Draft Recommendation, however, directly or indirectly imposes specific network architectures and technologies (multi-fiber on the horizontal and terminating segments of the network) that artificially increase roll-out costs. The cumulative effects of the technological choice in favor of multi-fiber and P2P represent a high excess cost, which is both needless and harmful to the development of competition.

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Review of the European regulatory framework: the review of the European regulatory framework has now been accepted, after the vote in the European Parliament plenary session on November 24, 2009 further to the conciliation procedure. With the vote, the European Parliament concluded this revision, which began at the end of 2005.

The adopted texts were published in the Official Journal of the European Union on December 18, 2009. From this date, the Member States have 18 months to transpose the European texts into national law.

The France Telecom group’s analysis on this reform of the European framework is as follows:

•

Withdrawal from sector regulation

The voted texts confirm that the withdrawal from sector regulation is growing more distant, despite this principle being reasserted in the texts.

•

Measures relating to harmonization and the creation of the Body of European Regulators for Electronic Communications (BEREC)

The creation of the BEREC, a European Commission consultative body on regulation, has avoided the pitfall of having a cumbersome structure. The veto on the corrective measures initially called for by the Commission has been transformed into a rather complex procedure that involves the BEREC but which in the end does not provide the Commission with any stronger new prerogative. Its scope of involvement in terms of harmonization thus remains limited and regulated.

•

Functional separation being kept as a last-resort measure

The strict framework and the ultimate and conditional recourse to this corrective measure which, according to the France Telecom group’s analysis, risks deterring infrastructure-based competition, should allow its usage by regulators to be limited.

•

Measures relating to Next Generation Access networks

Although the goal of renewing access infrastructures has been introduced into the European Regulatory Framework, the acknowledgment of the risk taken on by the operator-investor is still too limited.

•

Spectrum management

The revision of the Regulatory Framework has introduced measures that promote an efficient use of the spectrum whilst ensuring flexibility and consistency in the way it is managed throughout Europe.

•

Strengthening of consumer protection

The revision of the European Regulatory Framework strengthens the rights of the consumer in relation to information and security, particularly in terms of guarantees on the protection of personal data and the conditions for obtaining consent. It also stipulates the obligation to transfer telephone numbers within one working day. This measure, which goes beyond the current consumer expectations, may create difficulties for operators in terms of costs and technical feasibility. However, the voted text gives Member States and national regulators the opportunity to adjust its implementation according to national situations.

•

The introduction of a level of flexibility in relation to universal service

The revision of the Universal Service directive provides Member States with some leeway in order to set Internet functional access speed, subject to justification.

European benchmark data

European benchmark data relating to fixed and mobile call termination rates have already been presented earlier in this chapter. The following diagrams give data for comparison at European level on two other regulated wholesale rates: the rate for full unbundling and the rate for wholesale line rental.

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FULL UNBUNDLING (RECURRING MONTHLY RATE EXCLUDING ACTIVATION CHARGES) SINCE 2004, IN EUROS

Sources:

- from 2004 to 2007: European Commission, reports on the implementation of the European electronic communications regulatory framework

- 2009 and 2010: Cullen International

The change in rates for non-euro area countries is partly linked to fluctuations in the various currencies against the euro.

WHOLESALE ANALOG LINE RENTAL (MONTHLY RATE IN EUROS)

Source: Cullen International, February 2010

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6.8    SUPPLIERS

France Telecom GSSC (Group Sourcing & Supply Chain) is in charge of coordinating and steering the Group’s supplier relationships, except for content providers (managed by the Content Division) and property owners and lessors in France (managed by the Property and Transport department).

To reinforce France Telecom Group’s supplier management, the sourcing department has rolled out a structured Supplier Relationship Management (SRM), involving sourcing, internal stakeholders, and users, at three levels:

•

Group-wide, with 17 suppliers considered strategic (Strategic Suppliers), and 40 suppliers considered essential (Key Suppliers). In 2009, there were 100 formal business reviews with these suppliers, covering the aspects of strategy, business, roadmap, and performance;

•

and the country aspect, with those suppliers considered essential for the country. Suppliers viewed in this way at the local level, and more operationally, are the country’s main suppliers, including subsidiaries of suppliers reviewed at the Group level. In France, there were more than 1,000 business reviews of this type in 2009;

•

for sourcing organization (Group-wide and country-wide), with a supplier appropriation process (Supplier Ownership), and the appointment of a coordinating buyer for suppliers representing the largest proportion of France Telecom’s expenses. This process is supported by a specific information system (Supplier e-contact).

The QREDIC® system for measuring and reviewing supplier performances on six focal points (Quality & reliability, Responsiveness & relationships, Ethics & environment, Delivery times and delivery reliability, Innovation, and Cost control and improvement) was strengthened, in conjunction with the supplier business reviews.

In 2009, the roll-out of the QREDIC® system continued in countries where the Group does business.

In 2009, France Telecom Group did not suffer from any procurement problems, except for some shortages of iPhone3GS by Apple in the first months of its sale, due to its strong commercial success, and except for problems delivering Cisco routers to customers at the beginning of 2010. In both cases, the suppliers of these types of products - with no immediate equivalent on the market - were limited by the production capacities of their subcontractors in China.

Besides, in an economy that has been difficult since the last quarter of 2008, a new supplier risk management program, which pairs Supply Chain and Sourcing teams was established in 2009.

Although corporate sourcing contracts and local contracts protect the Group from numerous risks (specifically in the event of an intellectual property infringement), they are not designed to anticipate those risks and are inadequate for moderating their potential impact.

That is why France Telecom has adopted the market’s best practices, in order to ensure supplier risk management over time and plan ahead for the management of four categories of risk:

•

financial risks, which can affect the supplier’s viability;

•

underperformance risks, which can affect the supplier’s quality of service;

•

supply breakdown risks which can affect supplier product availability;

•

corporate Social Responsibility risks that can impact the image of France Telecom or the Orange brand.

This risk management is based on:

•

proactive analysis of the impact by supplier and purchase category, which makes it possible to focus resources;

•

an estimate of the risk level for each of the four categories, which makes it possible to judge the relevance of additional analyses;

•

a whistle-blowing system that enables any employee to raise an alert about a supplier. Coupled with the allocation of each supplier to a buyer, this makes it possible to react quickly and complete the analyses without delay;

•

a mapping and early-warning system in the event of a force majeure (earthquake, flood, epidemic), which recognizes not only the direct suppliers’ critical sites, but also the sites of second-tier suppliers.

Finally, France Telecom Group’s Center of Excellence in the Supply Chain has implemented a new operating procedure with customer equipment suppliers, known as Collaborative Planning Forecasting & Replenishment (CPFR). This system was rolled out in 2009 in the United Kingdom, France, Spain, and Poland, with the five main suppliers of customer equipment.

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6.9    INSURANCE

France Telecom finances coverage of its main risks through the insurance and reinsurance market. This provides it with an insurance plan that covers the risk of damage to property (damage to assets and operating losses), civil liability risks that may arise in connection with its corporate purpose and management.

This coverage also includes risks related to its main motor fleets.

Finally, there is an assistance plan for employees’ business travel or expatriation.

The current insurance plan policies are regularly renegotiated in close cooperation with qualified providers (brokers) chosen through a competitive selection of insurers. These measures are combined with regular monitoring of selected companies’ solvency and their financial ratings, and the policies contain contractual provisions that set minimum rate requirements for the partnership.

The insurance plan’s scope of application concerns the France Telecom Group, nearly all of whose revenues are covered under the corporate programs.

This policy streamlines how coverage is managed, significantly improves the level and reduces costs, which means significant savings for the Group, and fosters the integration of new subsidiaries (Equant, Mobistar, etc.).

Compared with the benchmarks available internationally, the Group’s current insurance programs reflect France Telecom’s risks and are in line with current market offers for groups of a similar size and similar business activities, particularly concerning coverage limits.

France Telecom S.A.’s cost for insurance coverage for 2009 was approximately 11.3 million euros, including 10.3 million euros in premiums (compared with around 14 million euros in 2008 and 16.3 million euros in 2007).

For the 2009 financial year, this amount was divided as follows, by major risk category:

•

coverage for damage to assets and operating losses: approximately 4.2 million euros;

•

liability coverage: approximately 3.5 million euros;

•

motor fleet insurance coverage: approximately 3.6 million euros.

In addition to these amounts, subsidiaries insured under corporate insurance programs bear costs related to the increase in scope covered.

These costs were approximately 10 million euros in 2009 (10.7 million euros in 2008, 11.8 million euros in 2007).

The risks of damage to the aerial fixed-line network (open-wire lines and telephone poles) due to natural disasters have been self-insured since the end of 2002.

Since then, the amount related to such events affecting poles and open-wire lines has not, on average, exceeded 13.5 million euros annually.

In 2009, no insurance and reinsurance market players chose to cover this type of risk.

In addition, in the context of its risk management policy, for several years France Telecom has regularly carried out site inspections surveys in partnership with the internal engineering departments and those of its principal insurers. This surveys program extends to the main subsidiaries in the group and is used to detect possible risks and to assess the prevention and protection levels with respect to them. These actions, which help to give its insurers more in-depth knowledge of the Group’s risks, contribute significantly to insurance coverage negotiations.

In parallel, other actions are taken to provide insurers with other types of information in order to round out their assessment of our scope of professional and contextual risks and to continuously ensure that the insurance coverage is in line with the company’s needs.

As part of its policy, the Group Insurance department uses internal control processes (procedures and environment) to make its program management more efficient. This process is combined with specific indicators that cover its disaster and production management activities.

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7  organizational chart

The chart below shows the main operating subsidiaries and investments of France Telecom S.A. as at December 31, 2009. The holding percentages shown for each entity are the percentage of interest along with the percentage of control when these differ:

France Telecom
France
Orange France(1) 100%
Orange Caraïbes(1) 100%
Orange Réunion(1) 100%
Orange Assistance 100%
Spain
FT España(1) 100%
Orange Catalunya 100%
Poland
TP SA 49.8%
TP EmiTel Subsidiary of TP SA 49.8% 100%
PTK Centertel(1) Subsidiary of TP SA 49.8% 100%
Wirtualna Polska Subsidiary of TP SA 49.8% 100%
United Kingdom
OPCS(1) 100%
HTRL 100%
Orange Home UK(1) 100%
Rest of the World
Mobistar 52.9%
Orange Dominicana(1) 100%
Sonatel Mobiles(1)(3) Subsidiary of Sonatel 42.3% 100%
Jordan Telecom(1) 51%
Orange Guinée(1) 35.9% 85%
Orange SA Subsidiary of Mobistar 52.9% 100%
Orange Romania(1) 96.8%
Orange Côte d'Ivoire(1) 85%
Orange Mali(1)(3) Subsidiary of Sonatel 29.7% 70.2%
Sonatel IG(1)(3) 42.3%
Orange Niger(1) 89.6%
Orange Armenia(1)(3) 100%
Orange Suisse(1) 100%
Orange Slovensko(1) 100%
Orange Cameroon(1) 99.5%
Mobilecom(1) 51% 100%
Orange Uganda Ltd(1) 65.9%
Orange Bissau(1)(3) 38.1% 90%
Orange Moldova(1) 94.3% 94.5%
CI Telcom(3) 45.9% 51%
Telkom Kenya(1)(3) 40% 51%
Orange Botswana(1) 53.7%
Orange Madagascar(1) 71.8% 97.6%
Orange Centre Afrique(1) 100%
ECMS 36.4% 51%
Businesses
Equant(1) 100%
Globecast and subsidiaries 100%
Network related services and subsidiaries(1) 96.3%
Etrali and subsidiaries(1) 100%
International Operators and Shared Services
FT Marine 100%
FLTD USA 100%
Studio 37(1) 100%
Viaccess 100%

(1)

Company operating under the Orange brand.

(2)

France Telecom has the power to appoint the majority of the supervisory board members of TP S.A.

(3)

France Telecom controls the strategy committee, which makes recommendations to the Board of Directors.

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8  property, plant and equipment

8.1

NETWORKS AND SERVICE PLATFORMS

178

8.1.1

Overview

178

8.1.2

Fixed Access Networks

179

8.1.3

Mobile Access Networks

182

8.1.4

Aggregation  Networks

183

8.1.5

Transmission Networks

184

8.1.6

IP Transport  Networks

188

8.1.7

Network Control layer

189

8.1.8

Networks dedicated to Business Services

191

8.1.9

Service Platforms

193

8.2

REAL ESTATE

195

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8.1    NETWORKS AND SERVICE PLATFORMS

8.1.1   Overview

The telecommunications sector is marked by major technological changes, including the development of mobility, the sharp upturn in broadband and now very high broadband, the convergence of fixed and mobile services, the increased use of Internet Protocol and the increasing interoperability of networks.

In this context, France Telecom’s ambition is to achieve the convergence of its fixed and mobile networks through a unified architecture in accordance with three fundamental principles:

•

flexibility and responsiveness, to quickly assemble and deliver new services to meet market requirements;

•

the ability to support the strong growth and diversification of the services that are offered: voice services, Internet access services, animated image services, data services;

•

simplicity for customers in the use of these services.

At the end of 2009, France Telecom operated networks in around thirty countries to serve its customers in the consumer market and in 220 countries or territories to serve its business customers.

These networks can be sorted into 3 main categories:

•

incumbent fixed networks;

•

challenger fixed networks;

•

mobile networks.

TYPOLOGY OF FRANCE TELECOM NETWORKS

France Telecom’s networks are presented according to two dimensions:

•

network architecture broken down into:

•

access networks (fixed or mobile),

•

aggregation networks,

•

core domestic and international networks; and

•

the network layer structure:

•

transmission,

•

IP transport,

•

network control layer,

•

service platforms.

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TARGET NETWORK ARCHITECTURE

8.1.2   Fixed Access Networks

All of the customers’ lines connected to the same switch constitute the access network.

The copper access network (or copper local loop) is divided into:

•

drop line (or terminal line);

•

distribution;

•

transport.

FIXED ACCESS NETWORK ARCHITECTURE

Analog Access

The analog access is made up of a pair of copper wires that links each customer to a concentration point, giving them access to a local switch through the transport and distribution network. This type of access is used by tens of millions of Group telephone customers in France, Poland and different African countries. It may be used with a modem for narrowband access to the Internet, with a maximum download bandwidth of 56 kbps, although this type of use has now largely been replaced by broadband ADSL access.

Broadband ADSL Access

ADSL technology is used to transfer digital data at high speeds (at least 512 kbps) using a pair of copper wires. This technique can be used for telephone and broadband access: Internet, Multimedia, IP Television, Video On Demand (VOD), High Definition Voice over IP.

Analog telephone communication and digital data are transmitted on different frequency bands and are separated at subscriber access nodes. ADSL flows are concentrated by multiplexers or DSLAM (Digital Subscriber Line Access Multiplexers), which give access to the IP network.

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In the case where France Telecom supplies partial unbundling, as in France and Poland, voice communications (low frequencies) are transferred on the Group’s network, while digital data (high frequencies) pass via the third party operator’s DSLAM. The DSLAM is thus the first piece of equipment that is managed separately by each access provider. It marks the boundary between the shared copper wires and the network belonging to each third-party operator.

UNBUNDLING DIAGRAM

Fixed broadband access on ADSL was available at the end of 2009 in France and Poland with a coverage rate approaching 100% on the incumbent local loop. It was also available in different AMEA countries (Ivory Coast, Equatorial Guinea, Mauritius, Jordan, Kenya, Senegal)

In the UK, Spain and Belgium, France Telecom provides fixed broadband access using these countries’ incumbent operator’s local loop, either through unbundling or through bitstream offers.

FTTH very-high Speed Broadband Access

FTTx fiber-optic access can extend the available ADSL service offer to include upstream and downstream very high speed (up to 100 Mbps in 2009), with improved response time.

There are different types of FTTx optical connection architectures: FTTB (fiber to the building), FTTH (fiber to the home) and FTTC (fiber to the curb).

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FTTX ARCHITECTURES

FTTB
(Fibre To The
Building)
VDSL2
FTTC
(Fibre To The
Curb)
VDSL2
Street
Cabinet
copper
Optical Network
Unit (ONU)
FTTH
(Fibre To The
Home)
Optical
Network
Termination
(ONT)
fibre
Optical Line
Termination
(OLT)
Central office

France Telecom has started rolling out point-to-multipoint FTTH architecture that uses GPON technology, which can pool several very high-speed broadband accesses on a single fiber without affecting each access point’s capacity for increasing speed.

FTTH roll-out started in 2007 in several major French cities (Paris and the Hauts de Seine, Lille, Lyon, Marseille, Poitiers, Toulouse). In 2008 and 2009, it was extended to Bordeaux, Grenoble, Metz, Nantes and Nice.

FTTH roll out started in 2006 in Slovakia, continuing through 2009, when pilot networks were launched in Spain and Poland.

Fixed Radio Access

In different countries, fixed-line services are also available through UMTS, Wimax, and CDMA radio access:

•

in Romania, the Flybox offers fixed voice access, wireless Internet and Ethernet ports using the 3G/HSPA network;

•

broadband Wimax access is also available to over a thousand Business customers in Romania’s largest towns, offering access to IP-VPN services and the Internet;

•

CDMA technology has been used in Poland since early 2008 to provide affordable broadband coverage in rural areas.

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ROLLING OUT THE MAIN FIXED ACCESS TECHNOLOGIES

8.1.3   Mobile Access Networks

France Telecom has rolled out the GSM standard in every country where it has a mobile network, and it has introduced the Edge standard in most of these countries. Since 2004, France Telecom has also rolled out 3G/UMTS mobile networks in Europe and in a growing number of AMEA countries.

France Telecom’s GSM, GPRS/Edge and 3G network architecture complies with the international ETSI and 3GPP standards. These networks use standardized frequency bands for GSM and UMTS: 900 MHz, 1 800 MHz, 2 100 MHz.

The 2G and 3G networks feature a number of shared elements, including:

•

3G base stations (UMTS Node B), most of which are co-located with 2G stations (GSM BTS);

•

antennas, energy and transmission equipment.

This pooled effort reduces operating and investment costs.

MOBILE NETWORK ARCHITECTURE

The Group’s mobile networks provide voice, SMS (Short Message Service), MMS (Multimedia Message Service), Internet and France Telecom portal access, data transfer, video streaming, television and video-telephony services.

The Edge network reaches speeds of around 100 kbps, depending on radio and terminal conditions, in the downstream direction, i.e. from the network to the terminal. The UMTS access network supports faster data communication services of up to several Mbps that can be used to send and receive heavy files (audio, photo, video). The UMTS network capacity was extended in all the Group’s European countries, through 3G+ technology (HSDPA and HSUPA).

In 2009, there was a sharp increase in the volume of data sent each month, a two- to threefold increase over 2008 depending on the country.

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ROLLING OUT THE MAIN MOBILE ACCESS TECHNOLOGIES

3G mobile Coverage in Europe (December 2009)

3G coverage (% population)	2009
Orange France	88%
Orange Poland	55%
Orange UK	81%
Orange Spain	85%
Mobistar	87%
Orange Romania	47%
Orange Slovakia	68%
Orange Switzerland	77%
Orange Austria	65%
Orange Moldova	73%
Source: France Telecom

8.1.4   Aggregation  Networks

Aggregation networks concentrate fixed and mobile traffic to the network core. These networks are traditionally made up of SDH/PDH technologies for mobiles and ATM technology for fixed aggregation.

In 2009, the Group continued to roll out new technologies, such as Gigabit Ethernet, hybrid packet-circuit microwaves and leased Ethernet lines. These technologies are used to optimize costs. They are also used to prepare for future replacement of ATM technology by layer-2 Ethernet technologies and layer-3 IP/MPLS technologies, which can increase the volume of data sent over fixed and mobile networks.

AGGREGATION NETWORK ARCHITECTURE

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8.1.5   Transmission Networks

Domestic Networks

The transmission layer is the foundation of different parts of the network: access, aggregation, backbone.

In every country where it operates, France Telecom operates a transmission infrastructure built itself or rented from one or more third-party operators. This infrastructure is primarily made up of optical fibers, but it also contains microwaves, especially for alternative or purely mobile networks.

Optical links offer bandwidths of up to 40 Gbps per wavelength, and dense wavelength division multiplexing technology (DWDM) currently makes it possible to have more than 80 wavelengths per fiber, a figure set to increase in the future. France Telecom is one of the world leaders in the installation of advanced optical functions to make its transmission networks more flexible.

Furthermore, France Telecom offers direct connections by optical fiber to business customers, providing them with very-high speed broadband services.

Submarine Cables

In order to accommodate the increase in international telecommunications traffic, France Telecom is investing in diverse submarine cable systems:

•

participation in a consortium to build a cable that France Telecom would co-own;

•

purchase of IRU (Indefeasible Right of Use) for the duration of cable operation;

•

capacity leasing.

Indian Ocean

In 2009, the Group commissioned a 1,400 km-long submarine cable in the Indian Ocean, called LION (Lower Indian Ocean Network). Since November 2009, this cable has connected Madagascar, Reunion and Mauritius. This project was funded by investments from a consortium that included France Telecom, Orange Madagascar and Mauritius Telecom.

Portugal
Spain
Canary Is (Spain)
Sat3-Wasc-Sale
Senegal
Benin
Ghana
Nigeria
Ivory Coast
Cameroon
Gabon
Angola
Sat3-Wasc-Sale
South Africa
Madagascar
Mauritius
Réunion (France)
Sat3-Wasc-Sale
To Asia
LION
To Asia
MADAGASCAR
Toamasina
MAURITIUS
Terre Rouge
Bay Jacolet
St-Paul
Ste-Marie
Réunion (FRANCE)
To Africa, Europe
Sat3-Wasc-Sale

LION provides Madagascar with broadband, linking the island to the main world routes. It also provides the diversification of capacity necessary for the provision of services to Reunion and Mauritius, which were previously dependent on the single Sat3-Wasc-Safe cable. Lastly, it allows France Telecom’s Internet services to be developed on these three islands with optimal service quality, and intensifies exchanges and synergy between the Group’s three regional entities.

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Indian Ocean-Africa-Europe

The Sat3-Wasc-Safe cable is still an essential route for transferring traffic between the Indian Ocean and Europe. In 2009, France Telecom and its partners increased the capacity of this submarine system. By upgrading terminal equipment in October 2009, France Telecom was able to increase its Sat3-Wasc-Safe capacity fourfold to support the increase in use in Reunion.

Indian Ocean-Persian Gulf-Europe

France Telecom has invested in building the IMeWe (India Middle East Western Europe) submarine cable built between 2008 and early 2010. This submarine cable connects Mumbai, India, to Marseille via the Persian Gulf, the Middle East and Sicily, and has a total capacity of 3.84 Tbps, covering an approximate distance of 13,000 km.

Marseille
Catania
Tripoli
Alexandria
Suez
Fujairah
Karachi
Jeddah
Mumbai

IMeWe will support the strong growth of traffic coming from the Indian sub-continent, and will increase the security of France Telecom’s international network. Lastly, IMeWe will play its part in the Group’s development in East Africa and in the Indian Ocean. This region’s traffic, essentially destined for Europe and the United States, can transit via IMeWe, thanks to the system’s excellent connectivity with the other regional cables.

IMeWe will add to the Sea-Me-We3 and Sea-Me-We4, which currently transport France Telecom’s traffic to India and Asia. In 2009, France Telecom also doubled its capacity on the last two cables. Sea-Me-We4 runs alongside IMeWe on the France-India portion, but then it goes around the sub-continent to reach Singapore. Sea-Me-We3 has a lower capacity but offers high connectivity and sends traffic directly to 35 Northern European countries and Japan.

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Atlantic Ocean

The Group is also active in the Caribbean region, in order to support the development of broadband in the French overseas departments. Thus, France Telecom is participating in the CBUS project (Caribbean - Bermuda - US), in partnership with Cable & Wireless. This cable, which was commissioned in September 2009, opens a new route between the Caribbean (more specifically Tortola in the British Virgin Islands) and New York. Its connection with ECFS cable in Tortola offers access to Caribbean islands.

Lastly, the continued growth in Internet traffic between Europe and the United States has led to investments designed to increase the capacity of the TAT-14 transatlantic cable. The additional wavelengths have been available since March 2009, bringing the Group’s total capacity on this cable to 370 Gbps.

TAT14
Manasquan
N.J., USA
Devonshire
Bermuda
CBUS
Tortola
British Virgin Islands
ECFS
Americas 2

European Backbone Network (EBN)

The EBN (European Backbone Network) is a fiber optic network that connects the major cities of Europe (33 cities at the end of 2009, including 6 in France) as well as France Telecom’s partners and subsidiaries.

Thanks to wavelength multiplexing, each line of the EBN offers multiple capacity to carry unit flows of 2.5 or 10 Gbps.

The EBN provides connections of 45 Mbps to 10 Gbps, with 99.95% availability and centralized network management, plus 24-hour a day customer service.

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European Express Network (EEN)

At the end of 2009, France Telecom’s European Express Network connected 12 of Europe’s largest cities, including four in France, through interconnections with France Telecom partners’ and subsidiaries’ networks.

The EEN will renew the EBN network on its strongest lines, meaning those with extremely high bandwidths, strong growth in traffic and high demand for responsiveness. It is designed to support bandwidths of up to 40 Gbps per wavelength, with a per-line capacity of up to 3.6 Tbps with no extra cables required. This network will be fully “transparent” starting in 2010, meaning that it will enable end-to-end transmission and direct management of wavelengths without electrical regeneration.

This technology will make it possible to move to 100 Gbps per wavelength depending on standardization progress and changes in needs.

North American Backbone Network

In the United States, France Telecom has a terrestrial network interconnected with the TAT-14 trans-Atlantic cable to transfer its Internet traffic and meet its operator and business customers’ demands. To provide this function and serve Open Transit International (OTI) points in the United States, France Telecom purchases transmission capacity from different operators. In addition, there is a WDM and SDH ring connecting the Tuckerton and Manasquan submarine cable stations and the OTI points in New York and Ashburn.

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Asian Backbone Network

France Telecom links the submarine cable stations located in Singapore to each other and to its own network, thereby providing major access points in the Asian region.

Satellites

France Telecom uses satellite communications to provide several services:

•

connection of French overseas departments to the general network. These connections are either the main links where there is no submarine cable (Mayotte), or lines for security or absorption of additional traffic that supplements the cable (Reunion);

•

IP or voice links to other operators. These links, with speeds of 2 to 300 Mbps, transfer either IP traffic or voice traffic to international operators and domestic subsidiaries of France Telecom in the AMEA region, such as Orange Niger or Kenya Telecom;

•

VSAT (Very Small Aperture Terminal) services for Orange Business Services’ onshore or offshore Business customers. In this case, an end-to-end IP and voice service is provided in addition to the standard IP VPN services, by connecting business customers’ remote sites, which are primarily in Africa and generally do not have any onshore or submarine infrastructure, through a intelligent satellite network and by aggregating their IP traffic on central hubs. There were around 1,000 customer sites in operation at the end of 2009.

These services are accessible via “earth stations” (or teleports) that France Telecom operates in France (Bercenay-en-Othe) or in French overseas departments. France Telecom also uses the services of five other teleports in Europe and the Asia-Pacific region to increase its geographic coverage.

To provide these services, France Telecom uses capacity available on its satellites (Telecom 2D essentially for traffic with French overseas departments) or spatial capacity rented from satellite operators (Intelsat, Eutelsat or NSS).

8.1.6   IP Transport  Networks

Domestic IP Transport Networks

In each country, France Telecom operates a domestic IP backbone built on its own or leased from a third-party operator, which transfers all types of traffic (voice, Internet, TV, VoD) to and from a growing number of fixed/mobile residential or business customers. “Terabit Router” technology was introduced several years ago to meet this increased demand. The largest domestic IP backbone, the Backbone and IP Collection Network (RBCI), is located in France.

In countries where France Telecom had previously rolled out transport networks using SDH/PDH or ATM technologies, core and aggragation transport is being gradually migrated to Ethernet technology transport.

FRENCH IP NETWORK ARCHITECTURE

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The International IP Network

France Telecom’s international IP network Open Transit Internet (OTI) aims to provide global Internet connectivity to Group subsidiaries’ and operator customers’, Internet service providers’ (ISP) and content providers’ domestic IP networks.

It is based on the latest IP switching and transmission technologies and makes it possible to use the latest version of IPv6 Internet protocol in every outlet in combination with the previous IPv4 protocol (dual stack system).

As of December 31, 2009, the OTI connected 25 cities, 13 in Europe, 2 in Asia, and 10 in North America, through 155 Mbps to 10 Gbps broadband connections, with several hundred Gbps of traffic at peak times.

OTI NETWORK

8.1.7   Network Control layer

Switched Telephone Networks

In countries where it is the incumbent fixed operator, France Telecom has switched telephone networks that provide traditional voice transmission services, ISDN and value-added services. These networks also provide access to Intelligent Network services (toll-free numbers, Audiotel), and narrowband Internet access.

Due to customers’ migration to new voice services available through ADSL or FTTH broadband access, these networks have seen a reduction in load and have optimized service to reduce costs.

Mobile Network

France Telecom has rolled out mobile control networks in countries where it provides mobile services, to control voice services, data services and SMS/MMS services. These mobile control networks are moving towards IP protocols and architectures.

These control networks are primarily made up of the following (see Mobile network architecture diagram in Section 8.1.3):

•

MSCs (Mobile Switching Centers);

•

HLRs (Home Location Registers);

•

SGSNs (Serving GPRS Support Nodes) and GGSNs (Gateway GPRS Support Nodes);

•

IN (Intelligent Network) equipment, for prepaid subscription management, for example.

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The international Voice Network

France Telecom has three international switching nodes in France (CTI 4G) for managing traffic to and from France for the consumer fixed-line and mobile markets, as well as the business and operator segments. These switches’ functions were enhanced so that voice traffic could be processed in time division multiplexing (TDM) or in voice over IP (VoIP). In addition, France Telecom has decided to centralize the transfer of international traffic for its subsidiaries based on these three switches in France, in order to optimize termination costs. In total at the end of 2009, these switches were linked together by more than 209,000 international circuits (at 64 kbps) to 350 direct access operators in 135 countries.

Outside France, in the United States, France Telecom has two softswitches in New York and Miami, used to process specific access issues with American TDM or VoIP customers.

Lastly, the international network’s code 7 signaling system is handled by two Signal Transfer Points (STP), which support the signaling associated with voice traffic, and roaming for mobile operators that are customers of France Telecom, as well as roaming for most of its mobile subsidiaries, optimizing these transfer costs.

A growing number of largest roaming customers’ links are supported by SIGTRAN signaling (signaling over IP) that enables a larger bandwidth for this type of traffic. In addition, France Telecom uses an ANSI/ITU translation platform to ensure signaling continuity on both sides of the Atlantic.

IMS (IP Multimedia Subsystem) Architecture

In 2009, France Telecom continued to roll out the IMS (IP Multimedia Subsystem) architecture to pool the basic control functions common to all types of telecommunications services, while the specifics related to applications are grouped in an Application Server infrastructure.

Within this architecture, interoperability is available between network equipment and between the terminals and networks, or between operators. Furthermore, as in GSM, roaming users are fully accommodated. To fulfill these functions, IMS uses the SIP (Session Initiation Protocol). This protocol has been introduced gradually since 2007 on the fixed-line network in Belgium, Spain, France, Poland and Romania.

IMS ARCHITECTURE

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8.1.8   Networks dedicated to Business Services

X.25 Networks

In France, the X.25 network connects several thousand direct X.25 accesses, several tens of thousands of Channel D ISDN accesses, access to electronic payment systems, and supports Intelligent Network services. An optimization program is currently being carried out.

Frame Relay/ATM Networks

In France, the Frame Relay/ATM network is both a network for accessing services dedicated to business (particularly through the TDSL aggregation offers) and a backbone transport network for layer 3 services (X.25 and IP). It is used in around 150 points of presence in mainland France, in the four overseas departments and in three overseas territories (Mayotte, New Caledonia and French Polynesia).

This network is interconnected with Equant’s AGN (ATM Global Network) network via two ATM gateways located in Paris, which provide Frame Relay and ATM services at a worldwide level.

The activity on the FR/ATM network is declining, and the businesses’ need for increased speed is now met by the IP/MPLS services available on the “Network for Business Access to IP” (NBAIP).

Outside France, Equant’s AGN network covers around a thousand points in approximately 200 countries. It provides X.25, Frame Relay and ATM services, but is mainly used today as an access network to IP services, because of its extensive worldwide capillarity. It also provides a transport function for the IP network, but this function is gradually diminishing as the native IP network develops.

The Network for Business Access to the Internet (NBAIP) in France

The main purpose of the NBAIP is to connect a company’s sites for internal data exchange (on the Virtual Private Network (VPN)) and to provide them with Internet connectivity. It also provides Voice over IP transport for companies.

It is made up of a core infrastructure of around sixty transit routers called “P_Pass” that are interconnected by 10 Gbps links. This P_Pass network backbone also provides the interconnection with RBCI for Internet traffic and for business collection traffic coming from NAS and BAS.

In addition, a ring of approximately 500 PE (Provider Edge) routers gives companies access to xDSL and Ethernet or Frame Relay and ATM technologies, at speeds of 75 kbps to 30 Mbps, under standard offers. A new generation of PE routers, the HSPE (High Speed PE), whose roll-out will be complete in 2010, provides access of around Gbps (or more in custom offers) in major cities.

The NBAIP also makes it possible to connect a company’s service platforms at speeds of around one Gbps (SE – Service Edge infrastructure).

This network is connected to Equant’s international IP network (IP Global Network) through three gateways (located in Paris and London) to connect international business customers.

The MPLS/IP VPN Network
(IP Global Network, or IGN)

Like the IP network in France (NBAIP), this network is designed to supply virtual private network (VPN), Internet and Voice over IP services. These VPN services are available at around 1300 points (including partner MPLS networks) in roughly 900 cities in more than 150 countries.

The network core is made up of dozens of network core routers (P routers and similar) and several hundred access routers (PE routers). The services are offered either directly on the access routers, or through the Frame Relay/ATM access network. France Telecom is updating the access routers to provide a multi-services platform (Ethernet, DSL, FR/ATM).

Note that in Europe, there has been significant network core development, with commissioning of the EGN network (Ethernet Global Network), which has around ten points of presence in six countries. EGN uses France Telecom’s broadband network (10 Gbps) and offers point-to-point services (E-line services) and multipoint-to-multipoint services (VPLS-based services) with customer access of up to 1 Gbps.

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GLOBAL IP VPN / MPLS BUSINESS NETWORK

From Seattle
to Tokyo
and Sydney
From Los Angeles
to Osaka
and Auckland
From Tokyo
to Seattle
From Osaka
to Los Angeles
From Sydney
to Seattle
From Auckland
to Los Angeles
Core outlet
Peripheral outlet

ARTICULATION OF DIFFERENT IP NETWORKS: RBCI, NBAIP, OTI, IGN

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8.1.9   Service Platforms

Service platforms are servers on the edge of telecommunications networks and information systems (cf. diagram in Section 8.1.4) used to perform the different services France Telecom offers.

Service platforms can be divided into three main areas:

•

real-time and email service platforms. They offer, for example, Voice over IP, for a lower cost than a traditional switched telephone network. The most recent ones can gradually start using the IMS network (see Section 8.1.7.) as it is rolled out;

•

Intelligent Network platforms, which appeared in the 1990s provide functions such as call transfer, number portability, and virtual private network;

•

content aggregation, mediation and distribution platforms, which appeared in the early 2000s along with web and broadband development: they offer access to Internet portals, TV and Video On Demand.

Service platforms use shared “bricks” that save time and money when creating new services and guarantee a simple common customer experience for convergent services.

Interfunctioning of these shared bricks with service platforms and the Information System is covered in the SOA Program (Service Oriented Architecture) at Group level.

SERVICE PLATFORMS

VoIP
Mailboxes
Cards, Special numbers
IP TV
services
Real-time and message based services
Intelligent network based services
Content aggregation, mediation and distribution
main domains
multi-access management
content management
address/personal workspace
identity/user context
payments
content billing
browsing
enablers

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In 2009, there were major improvements to the VOIP support infrastructure for businesses, with a move to IMS architecture and the use of SIP protocol. Some of these services are already supported by the new infrastructure.

network related services, based on APIs
- e.g. click to call, fleet management with location information a new IMS based enterprise voice architecture (2009-2011), to:
- connect state-of-the-art SIP IP-PBX and IP Phones
- pave the way toward convergence
- enhance integration between real-time services and information system
Web 2.0 APIs providers
Software vendors third party applications
customer
customer's information system
mediation layer
IMS platform providing:
business trunking, presence, centrex, call centre, etc
networks
orange
IP-PBX
business livebox
IP telephone

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8.2    REAL ESTATE

In December 31st, 2009, Real Estate assets were booked in France Telecom’s balance sheet for a net book value of 3.1 billion euros, remaining flat as compared with 2008, when the figure was also 3.1 billion euros.

These assets include buildings used to host telecommunications equipments, research centers, customer service centers, commercial premises and offices.

In France, the Real Estate and Transport Division manages all property leases. It is in charge of spreading the surface  between the various departments and follows a policy based on buildings occupation optimization. This is achieved through site densification and the cancellation of lease related to unoccupied surface.

At the end of 2009, France Telecom’s premises covered 25,000 sites (a “site” consists of any location for which France Telecom pays property tax). It includes 240 sites that have a surface greater than 5,000 m2, representing 6 million m2 among which 2.7 million m2 are rented and 3.3 million m2 are owned. This year, in line with IFRS standards, property held under finance leases were considered as owned premises and not as rented premises. This new approach as compared with the previous one resulted in around 0.7 million m2 being moved from rented status to owned status.

In France at the end of 2009, the premises were mainly consisting of offices, most of which were rented (2.4 million m2, including 1.8 million m2 rented), and technical centers, most of which were owned (2.7 million m2 including 2 million m2 owned).

In Poland, the properties held by the TP Group at the end of 2009 represented 2.1 million m2.

The total surface area of TP Group’s developed and undeveloped land represents 15.4 million m2.

In the United Kingdom and Spain, the premises are mainly rented. At the end of 2009, the surface area occupied in Spain represented approximately 147,000 m2 and in the United Kingdom approximately 205,000 m2.

The increase as compared with last year is mainly due to the acquisition of commercial premises and a change of scope in Spain.

For a presentation of environmental aspects, see Section 6.5.2. of our risks.

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9  analysis of the financial position and earnings

9.1

ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

198

9.1.1

Overview

199

9.1.2

Analysis of the Group’s income statement and capital expenditures

204

9.1.3

Analysis by operating segment

222

9.1.4

Cash ﬂows, equity and ﬁnancial debt

244

9.1.5

Additional information

252

9.2

ANALYSIS OF FRANCE TELECOM S.A.’S FINANCIAL POSITION AND EARNINGS (FRENCH GAAP)

265

9.2.1

Overview and Main Developments

265

9.2.2

Breakdown of Income

265

9.2.3

Balance Sheet

269

9.2.4

Equity Interests

271

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9.1    ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, see Notes 1 and 2 to the consolidated financial statements).

The transition from data on a historical basis to data on a comparable basis (see the Financial glossary appendix) for 2008 and 2007 is set out in Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

The changes below are calculated in thousands of euros, despite being presented in millions of euros.

Segment information

IFRS 8 Operating Segments has superseded IAS 14 Segment Reporting. Operating segments are the components of the Group that engage in business activities and whose operating results, taken from internal reporting, are reviewed by the Group’s chief operating decision-maker (the Chairman and CEO for the France Telecom Group) in order to make his decisions about the allocation of resources or when assessing the performance of the operating segments. Segment information must relate to operating segments or operating segment groupings. In order to reflect change in its organization, under which its integrated operator strategy and synergies are implemented and extracted at country level, the Group modified its internal reporting procedures on January 1, 2009, moving from analysis by business line (Personal Communication Services, Home Communication Services and Enterprise Communication Services) to analysis based primarily on geography. The Group now has seven operating segments: France, United Kingdom, Spain, Poland, Rest of the World, Enterprise, and International Carriers & Shared Services (IC & SS). The Rest of the World reportable segment houses the business of two operating segments, EME (Europe and Middle East) and AMEA (Africa, Middle East and Asia) regions.

The Group’s operating segments are described in Section 9.1.3 Analysis by operating segment. The data relating to the Group’s operating segments presented in the following sections is assumed, unless stated otherwise, to be prior to the elimination of inter-operating segment transactions.

The Group’s operating segments have their own resources, although they may also share certain resources, mainly networks, IT systems, research and development, and other shared expertise. This is particularly the case for the International Carriers & Shared Services (IC & SS) operating segment.

The use of these shared resources is taken into account in operating segment results on the basis of the terms of contractual agreements between legal entities, or external benchmarks or the reallocation of costs. The supply of shared resources is recorded in the inter-operating segment revenues of the relevant operating segment service provider, while their use is recorded in the expenses included in operating income before depreciation and amortization, and before impairment of goodwill and fixed assets (hereinafter referred to as “EBITDA”, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix) of the recipient operating segment. The cost of shared resources may be affected by regulatory changes, and may therefore have an impact on operating segment results from year to year.

Impact of the planned merger between Orange’s and T-Mobile’s activities in the United Kingdom

Due to the prospective joint venture between Orange and T-Mobile in the United Kingdom (see Section 9.1.1.4 Key events in 2009), the United Kingdom operating segment is treated as an operation held for sale. Consequently, the net income and expenses of the United Kingdom operating segment are recorded in the consolidated net income after tax of discontinued operations, and the data reported for 2007 and 2008 have been restated (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations, and Notes 3 and 11 to the consolidated financial statements).

The United Kingdom operating segment is still presented as an operating segment in the segment information of the consolidated financial statements.

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9.1.1   Overview

This section sets out, for the France Telecom Group, i) financial data and workforce, ii) a summary of results for 2009, iii) the impact of regulatory rate changes and iv) the key events that took place in 2009.

Operating income before depreciation and amortization, and impairment losses (EBITDA), capital expenditures on tangible and intangible assets excluding licenses (CAPEX) and organic cash flow are not defined under IFRS. For further information on the calculation of EBITDA, CAPEX and organic cash flow, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The elements of the consolidated income statement given in the following tables represent the Group’s data excluding the net income and expenses of Orange in the United Kingdom, which are recorded in the net income of discontinued operations. Consequently, the aggregates comprising the net income of continuing operations no longer include sums relating to Orange in the United Kingdom, and the data reported for 2007 and 2008 have been restated. The total for all operating segments, including Orange in the United Kingdom, is presented in Section 9.1.3 Analysis by operating segment.

9.1.1.1   Financial data and workforce

OPERATING DATA

(in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	45,944	46,800	47,699	(1.8)%	(3.7)%	46,568
EBITDA (2)	14,794	16,832	17,083	(12.1)%	(13.4)%	17,750
EBITDA/Revenues	32.2%	36.0%	35.8%			38.1%
Operating income	7,859	9,910	9,945	(20.7)%	(21.0)%	10,540
Operating income/Revenues	17.1%	21.2%	20.8%			22.6%
CAPEX (2) (3)	5,304	6,283	6,414	(15.6)%	(17.3)%	6,459
CAPEX/Revenues	11.5%	13.4%	13.4%			13.9%
Telecommunication licenses	58	270	273	(78.6)%	(78.8)%	85
Average number of employees (4)	167,148	171,613	171,718	(2.6)%	(2.7)%	172,906

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

(3)

CAPEX of continuing operations (see Section 9.1.2.4 Group Capital Expenditures).

(4)

See the Financial glossary appendix.

NET INCOME

(in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Operating income	7,859	9,945	10,540
Finance costs, net	(2,299)	(2,957)	(2,647)
Income tax	(2,295)	(2,899)	(1,245)
Consolidated net income after tax of continuing operations	3,265	4,089	6,648
Consolidated net income after tax of discontinued operations (1)	200	403	171
Consolidated net income after tax	3,465	4,492	6,819
Net income attributable to owners of the parent	2,997	4,069	6,300
Net income attributable to non-controlling interests	468	423	519
(1) Net income and expenses of Orange in the United Kingdom.

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NET FINANCIAL DEBT AND ORGANIC CASH FLOW

(in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Organic cash flow (1)	8,350	8,016	7,818
Net financial debt (2)	33,941	35,859	37,980
(1) See Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix. (2) See the Financial glossary appendix.

For further information on the risks related to the France Telecom Group’s financial debt, see Section 4.1 Operational risks.

9.1.1.2   Summary of 2009 results

The France Telecom Group’s revenues totaled 45,944 million euros in 2009, down 3.7% on a historical basis and 1.8% on a comparable basis year-on-year. Excluding regulatory effects, revenues increased by 0.1% on a comparable basis between 2008 and 2009.

The number of customers of companies controlled by the France Telecom Group (including Orange in the United Kingdom) increased by 5.7% year-on-year, totaling 192.7 million customers as of December 31, 2009, including 132.6 million mobile telephony customers, up 8.8% year-on-year.

The France Telecom Group’s EBITDA totaled 14,794 million euros in 2009. In 2009, EBITDA included a total expense of 1,533 million euros relating to i) the ruling handed down by the European Court of First Instance (ECFI) in respect of the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.1.4 Key events in 2009), for a total of 964 million euros, and ii) a provision covering the implementation of the “Part-Time Seniors” plan in France following the signing of an agreement bearing on employment for older personnel in November 2009, for a total of 569 million euros (see Section 9.1.1.4 Key events in 2009). Excluding these elements, EBITDA would have amounted to 16,327 million euros in 2009, and the ratio of EBITDA to Group revenues would have been 35.5% in 2009, a 0.5 point reduction compared with 2008 on a comparable basis, attributable mainly to the impact of regulatory measures and new taxes.

Capital expenditures on tangible and intangible assets excluding licenses of the France Telecom group totaled 5,304 million euros in 2009, or 11.5% of revenues, versus 6,283 million euros in 2008 on a comparable basis, or 13.4% of revenues. The reduction stemmed in part from the non-renewal of investments totaling 163 million euros made on property assets in 2008, as well as the optimization and adaptation of capital expenditures at business level, particularly in 2G networks, IT and public switched telephone networks (PSTN).

Organic cash flow of the France Telecom group totaled 8,350 million euros in 2009, up 4.2% compared with 2008 (8,016 million euros), more than the announced objective. The increase in organic cash flow was attributable to an improvement in net finance costs, a reduction in income tax paid and a decline in expenditure relating to the acquisition of telecommunication licenses.

Net financial debt (see the Financial glossary appendix) of the France Telecom group was 33,941 million euros as of December 31, 2009, down 1,918 million euros compared with December 31, 2008 (35,859 million euros). The ratio of net financial debt to adjusted EBITDA (see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix) worked out at 1.97 in 2009. Excluding the impact on net financial debt of the public tender offer for ECMS shares for a total of 1,082 million euros (see Section 9.1.1.4 Key events in 2009), the ratio of net financial debt to adjusted EBITDA would have worked out at 1.90 in 2009, in line with the Group’s financial policy.

Net income attributable to owners of the parent totaled 2,997 million euros in 2009, compared with 4,069 million euros in 2008.

The Board of Directors plans to propose a dividend of 1.40 euros per share for 2009 at the France Telecom Annual Shareholders’ Meeting. Taking into account the interim dividend of 0.60 euros per share paid on September 2, 2009, the balance to be paid is of 0.80 euro per share, and will be paid in cash on June 17, 2010.

9.1.1.3   Impact of regulatory rate changes

The regulations governing the operations of the France Telecom Group are described in Section 6.7 Regulations.

The impact of cuts to call termination prices and roaming rates in a number of countries between December 31, 2008 and December 31, 2009, especially in France, Poland and Spain, was particularly pronounced in the field of mobile telephony. In 2009, these factors caused mobile telephony revenues to fall by roughly 760 million euros excluding the United Kingdom (approximately 950 million euros including the United Kingdom) and EBITDA to fall by about 335 million euros excluding the United Kingdom (approximately 390 million euros including the United Kingdom). In addition, cuts to regulated rates negatively impacted fixed-line telephony revenues by approximately 235 million euros and EBITDA by approximately 60 million euros.

For further information on regulatory risks, see Section 4.2 Legal Risks.

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9.1.1.4   Key events in 2009

Changes in rates and new offers

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In January 2009, Orange and Canal+ signed a multi-annual agreement to allow Orange triple play customers who are not eligible for ADSL TV to subscribe to Canal+ and/or Canalsat, as well as Foot+. Via Astra satellite, Orange triple play customers with satellite TV can now receive these offers directly on a single ADSL/satellite hybrid set-top box provided by Orange.

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In January 2009, through its subsidiary NordNet, Orange launched a new “Satellite Internet Package” in France for 34.90 euros per month, including the satellite dish. The Satellite Internet Package is a bidirectional broadband connection solution offering all households in Metropolitan France Internet access at broadband speeds. The subscription includes the loan of a satellite dish and a WiFi router. Following the success of France Telecom’s “Broadband for All” plan, which propelled France into first place in Europe, with 98.4% of the population eligible for ADSL, the Satellite Internet Package brought coverage up to 100%.

•

In May 2009, Orange cut the price of its Business Everywhere mobile broadband offer in the United Kingdom. The offer allows small and medium-sized businesses that are already “voice” customers and which opt to subscribe to a Business Everywhere plan to benefit from a 50% reduction in rates, giving them unlimited mobile broadband Internet access for just 7.5 pounds sterling per month.

•

In June 2009, Orange launched a monthly mobile contract priced at just 5 pounds sterling per month in the United Kingdom (offers at 10 pounds sterling and 15 pounds sterling per month are also available), as well as a SIM Only offer aimed at customers wishing to have a more advantageous plan without giving up their mobile phone. The mobile contract priced at 5 pounds sterling per month is the cheapest on the market.

•

In June 2009, Orange launched the iPhone 3G S in France. The new version includes a video function, multimedia messaging (MMS) and voice control. To accompany the launch, Orange offered a new Origami for iPhone contract and special MMS and Modem price options.

•

In June 2009, Orange launched new offers for travelers as part of its Orange Travel range, which houses all the Group’s mobile roaming offers, and cut its roaming rates. New European tariff regulations on mobile communications made or received in Europe came into force on July 1, 2009. For Orange, calls made in European countries (excluding Switzerland and Andorra) are now billed at 51 eurocents per minute, second-by-second after the first 30-second block, while calls received in these countries are billed at 23 eurocents per minute, second-by-second from the first second. Sending an SMS now costs 13 eurocents, with the incoming messages still free of charge. Prices for communications outside Europe did not change.

•

In June 2009, Orange Business Services launched “Flexible Computing,” the new generation of virtual IT infrastructure. This new virtualization offer backs up Orange Business Services’ desire to offer private “cloud” computing services, guaranteeing security and quality of service. Flexible Computing allows businesses to outsource all or part of their IT infrastructure, using virtual technology: Intranet (key applications supported by an Orange Business Services VPN) or Internet (institutional websites, e-shopping, SaaS platforms, etc).

•

In July 2009, Orange and BIC launched the BIC phone in Spain, following its success in France. The BIC phone is a refillable mobile telephone, 100% ready-to-use when purchased, with a fully charged battery and the SIM card already inserted. Launched in August 2008 in France, the BIC phone has been a great success, with more than 110,000 units sold.

•

In October 2009, Orange launched a new, more environmentally friendly, more ergonomic, more economical and more efficient Livebox: recyclable components, a sleeker design, a simplified WiFi modem, making it the real digital heart of all IT equipment in the home, better coverage and quicker speeds thanks to the WiFi-n standard.

•

In October 2009, Orange enhanced its Origami contracts in France. In response to the emergence of new uses and to satisfy individual users’ needs, Orange is now offering unlimited multimedia content or access to an exclusive service that can be integrated into Origami star, Origami first and Origami jet contracts, including the following advantages: TV, Orange foot, Orange cinéma séries, music, 3G+ key, Orange maps and security.

•

In November 2009, Orange started marketing the iPhone 3G and 3G S in the United Kingdom. New and highly advantageous offers were proposed, including free handsets for 24-month contracts costing 30 pounds sterling or more per month. Monthly contracts and prepaid offers are available, as well as a Business offer for professionals. These offers will benefit from the biggest 3G network in the United Kingdom in terms of population coverage, as well as extensive national WiFi coverage. Orange is now offering the iPhone in 28 countries and territories.

Network rollout

•

In March 2009, Orange launched mobile telecommunication services in Uganda, thereby allowing Ugandan people to benefit, thanks to its new GSM network, from a quality service and innovative offers across the entire country. Orange is now present in 15 African countries.

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•

In June 2009, the ACE consortium, of which France Telecom is a member, announced that the ACE (Africa Coast to Europe) submarine cable, which was initially intended to link France and Gabon, is to be extended to South Africa, connecting all countries along the West African coast, from Morocco to South Africa. The new cable will provide broadband interconnection to the global network to more than 25 countries in Africa and Western Europe.

•

In October 2009, Orange launched a new mobile virtual network operator (MVNO) platform in the United Kingdom, in partnership with Transatel. The new platform is aimed at SMEs, telecommunications resellers and brands aiming at community niches and wishing to offer mobile solutions. It will now take only six weeks to launch a new MVNO on the Orange network.

•

In November 2009, Orange launched mobile telecommunications services in the Republic of Armenia, thereby providing mobile phone users across the country with the quality of service and innovative offers that have become the hallmark of Orange’s reputation worldwide. Orange is now present in 29 countries.

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In December 2009, already the leader in 2G coverage with 99.6% of the population covered in Metropolitan France and 96% of French territory (Arcep report, August 2009), Orange signaled its intention of extending its 3G/3G+ coverage to 98% of the population of Metropolitan France by 2011. Orange is thus responding to the expectations of public authorities and elected representatives, i.e. that operators should offer a 3G/3G+ coverage equivalent to the existing 2G coverage by the end of 2013. At the end of 2009, Orange offered the best mobile 3G/3G+ coverage in Metropolitan France, with more than 87% of the population covered (Arcep report, December 2009).

Acquisitions and disposals

•

In 2009, France Telecom acquired, through successive purchases, 18.36% of the shares of FT España, for 1,387 million euros, thereby lifting its interest to 99.98%. In April 2009, France Telecom acquired an additional 18.23% of FT España shares for 1,379 million euros. Under the terms of the agreement, minority shareholders approved the termination of all commitments binding the  parties, and the 810 million euro liquidity mechanism referred to in the consolidated financial statements for the year ended December 31, 2008 was accordingly terminated (see Notes 3, 22, 29 and 31 to the consolidated financial statements). During the second half of 2009, France Telecom acquired an additional 0.13% of FT España shares for 8 million euros.

•

In February 2009, France Telecom sold Web businesses Topachat.com and Clust.com, specialized in on-line sales of technical products such as IT, audio and visual equipment and electrical appliances.

•

In June 2009, France Telecom sold assets belonging to the Alapage website, specialized in on-line sales of cultural goods, namely the URL, the brand and a number of intellectual property rights and contracts.

•

In July 2009, France Telecom participated in a capital increase for Divona Telecom, a Tunisian operator, in exchange for 49% of the share capital of Divona Telecom, which has changed its name to Orange Tunisie. The cost of this investment was 95 million euros. As the other shareholder has a controlling interest in Orange Tunisie, France Telecom consolidates its shareholding using the equity method (see Notes 3, 15 and 31 to the consolidated financial statements). In June 2009, the Tunisian government announced that it had chosen the consortium formed by France Telecom and its partner to acquire the third fixed and mobile (2G and 3G) license. This comprehensive license will allow France Telecom and its partner to contribute to the development of the Internet in Tunisia and to offer the first 3G mobile telecommunication services in Tunisia under the Orange brand. Commercial operations are scheduled to start in 2010.

•

In August 2009, France Telecom announced the acquisition of Unanimis, the largest exclusively digital advertising network in the United Kingdom, whose combination with Orange’s mobile operations and Internet services will enable advertisers, buyers and media agencies to reach 71.5% of Britain’s Internet users and more than 66% of the Internet users in Great Britain, France, Spain and Poland combined.

•

In November 2009, France Telecom signed an agreement with Deutsche Telekom by which the two groups will create a joint venture combining their mobile and broadband operations in the United Kingdom. Each group will hold 50% of the joint venture. France Telecom’s and Deutsche Telekom’s UK operations will be brought into the joint venture with net debt of 1.25 billion pounds sterling and zero net debt respectively, and with all operating cash flows generated since June 30, 2009. Deutsche Telekom will lend 625 million pounds sterling to the joint venture, which will pay 625 million pounds sterling back to France Telecom.

The joint venture will be the leader in the mobile telephony market in the United Kingdom. Based on December 31, 2008 data, it will have roughly 28.4 million mobile customers in the United Kingdom, or approximately 37% of the country’s mobile subscribers (excluding T-Mobile’s Virgin Mobile subscribers in the United Kingdom). The addition of Orange’s broadband operations to the new joint venture will enable it to offer its customers convergence services.

Following the transaction, France Telecom will consolidate its interest in the joint venture using the equity method. The agreement was submitted to EU competition authorities for approval on January 11, 2010. On February 3, 2010, the British competition authority, the Office of Fair Trading, filed a request with the European Commission to have the matter returned to it so that it could examine the planned merger. The European Commission was expected to reach a decision, both on the request and on the approval of the agreement, on March 1, 2010 (see Notes 3 and 11 to the consolidated financial statements).

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•

In November 2009, France Telecom and TDC agreed to start exclusive negotiations on the merger of their Swiss subsidiaries, Orange and Sunrise. France Telecom is to control 75% of the combined business, with the remaining 25% to be held by TDC. Should a deal be finalized, France Telecom would make a net payment of 1.5 billion euros to TDC in 2010.

The combined entity would become Switzerland’s second-ranking national telecommunications operator. With roughly 3.4 million mobile customers as of June 30, 2009 and 1.1 million broadband customers as of December 31, 2008, the combined entity would hold about 38% of the mobile market as of June 30, 2009 and 13% of the fixed broadband market as of December 31, 2008. As an integrated national operator for fixed and mobile services, the combined entity would expand the product portfolio offered via its network of more than 100 stores, combining the best offers from both companies for the benefit of a larger number of customers.

Should a deal be finalized, France Telecom would consolidate the combined entity using the full consolidation method. The draft operations merger agreement has already been submitted to the Swiss competition authorities for approval (see Notes 3 and 31 to the consolidated financial statements).

Treasury share buybacks

•

In March 2009, France Telecom purchased 1.2 million treasury shares within the framework of its 2008 share buyback program, subsequently delivering 10.3 million shares to employees as part of its free share award plan in France (see Notes 21 and 27 to the consolidated financial statements).

•

In December 2009, France Telecom purchased 1 million treasury shares within the framework of its 2009 share buyback program. This purchase was carried out as part of the free share award plan outside France. The shares were delivered to employees at the start of 2010 (see Notes 21 and 27 to the consolidated financial statements).

Dividends

•

At the May 26, 2009 Annual Shareholders’ Meeting, France Telecom decided on the payment of a dividend of 1.40 euros per share in respect of 2008. After taking into account the interim dividend of 0.60 euros per share paid on September 11, 2008, for a total of 1,563 million euros, the payment made on June 30, 2009 worked out at 0.80 euro per share, representing a total of 2,091 million euros. The payment gave rise to a cash out of 1,553 million euros and payment in shares for a total of 538 million euros, as shareholders were able to opt to receive 50% of the balance of the dividend, or 0.40 euro per share, in shares (see Note 21 to the consolidated financial statements).

•

On July 29, 2009, France Telecom’s Board of Directors decided to pay an interim dividend of 0.60 euros per share in respect of 2009. Payment was made on September 2, 2009, and represented a total of 1,588 million euros (see Note 21 to the consolidated financial statements).

Human resources

•

In November 2009, France Telecom signed an agreement concerning the employment of older personnel in France. The agreement, signed for a three-year period from 2010 to 2012, will apply to all personnel, regardless of their status, in all the French subsidiaries of which France Telecom S.A. holds at least 50% of share capital, directly or indirectly. It provides for specific activities to promote continued employment and access to employment for older personnel, to make use of their experience and transfer knowledge, and to provide pre-retirement support and arrangements. Management and the Group’s social partners have chosen to focus on the six areas for action outlined in French law, for which quantified objectives have been set for the main measures: i) anticipation of change in professional careers, ii) development of skills and qualifications and access to training, iii) pre-retirement arrangements and transition from work to retirement, iv) implementation of a “Part-Time Seniors” plan for employees close to retirement age (PTS, see Notes 5, 24 and 31 to the consolidated financial statements), v) transfer of knowledge and skills and development of mentoring, and vi) other specific measures in favor of older personnel. The agreement came into force on January 1, 2010.

•

In 2009, the France Telecom Group experienced a major social crisis in France.The Group’s Management launched a program to build a new social contract along three lines :

•

negotiations with social partners on six main themes: i) prospects, employment and skills, professional development, training and mobility, ii) balance between work and private life, iii) more effective staff representative bodies (IRPs), iv) work organization, v) working conditions, and vi) application of the national inter-professional agreement on stress;

•

an assessment of working conditions via a survey conducted by audit firm Technologia, to which 80,000 employees responded; and

•

the process for rebuilding, which led to meetings in which the teams could debate issues as a group.

These provisions were supplemented by dialogue and counseling measures: creation of a 24/7 talk line and strengthening of talk centers aimed at helping people who are experiencing problems.

The purpose of the new social contract is to focus the organization on people. It marks a step forward for employees, will enable the Group to serve its customers better, and will be beneficial to all France Telecom’s stakeholders.

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Litigation

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In application of an arbitration decision issued in March 2009 (see Note 32 to the consolidated financial statements) France Telecom was awarded the right to acquire all of the 28.75% equity interest held by Orascom Telecom in Mobinil. In December 2009, the Egyptian financial market authority, CMA (now EFSA), authorized France Telecom to make a public tender offer for the 49 million shares of ECMS not held by Mobinil, at the price of 245 Egyptian pounds per share, or 1,518 million euros as of December 31, 2009. At the request of Orascom, this authorization was suspended in summary proceedings on January 13, 2010 by the Cairo Administrative Court, to which an application on the merits for an annulment of EFSA’s approval has now been referred. The court’s decision is expected in the first quarter of 2010. Pending the decision on the merits, this transaction is recognized in the Group’s financial statements for the year ended December 31, 2009 through i) the recognition of a debt of 1,082 million euros, and ii) the recognition of an unaccounted contractual commitment of 436 million euros (see Notes 3, 22, 28 and 31 to the consolidated financial statements).

•

In May 2009, Orange resumed the commercialization of its Orange sport offer. In accordance with the ruling of the Paris Commercial Court handed down on February 23, 2009, Orange suspended the commercialization of the Orange sport channel in March 2009. On May 14, 2009, the Paris Appeals Court overturned the Commercial Court’s February 23, 2009 ruling (see Note 32 to the consolidated financial statements).

•

In November 2009, the European Court of First Instance (ECFI) rejected the appeal by the French government and France Telecom concerning a dispute over the special business tax (taxe professionnelle) regime in France prior to 2003. In execution of the European Commission’s decision of 2004, and pending the decision of the ECFI, France Telecom placed a total of 964 million euros in an escrow account in 2007 and 2008. Given the ECFI’s decision, France Telecom recognized this amount in its financial statements for the year ended December 31, 2009. Subsequently, on January 7, 2010, in accordance with the escrow agreement, France Telecom transferred the escrow amount to the French government, together with 53 million euros in interest not recognized in income on the escrow amount as of November 30, 2009, a total of 1,017 million euros (without however impacting the Group’s net debt in 2009). The 964 million euro expense had no impact on net cash flow from operating activities in 2009 (see Notes 18, 26, 30, 31 and 32 to the consolidated financial statements).

Other

•

In July 2009, Orange announced that it will be associating its brand to the main competitions of the Confederation of African Football (CAF), as the major sponsor, for the coming eight years. Orange will be the new official partner for African football and the “new media” broadcaster of competitions organized in Africa through mobile offers in 55 African countries as well as on Orange sport in France. The agreement will enable Orange to speed up the rollout of its content strategy, while developing its brand awareness and brand vision in Africa and in the main European markets.

•

In October 2009, VOXmobile, Mobistar’s Luxembourg subsidiary, took on the Orange brand.

•

In October 2009, TP S.A. and the Polish electronic communications authority (UKE) signed an agreement in principle related to the establishment of procedures to ensure non-discrimination and transparency in inter-operator relations without resorting to the functional separation of TP S.A.’s operations. Under this agreement, the UKE is to freeze wholesale rates for regulated services until 2012, and TP S.A. is to create 1.2 million broadband lines during that period, for a capital investment estimated by TP S.A. at 3 billion zlotys, or 724 million euros as of December 31, 2009 (see Note 31 to the consolidated financial statements).

•

In November 2009, Orange cinéma séries celebrated its first birthday with about 324,000 customers for the Orange cinéma séries package and the signing of an ambitious and innovative agreement with organizations representing the French film industry.

9.1.2   Analysis of the Group’s income statement and capital expenditures

This section sets out, for the France Telecom Group, i) an analysis from revenues to EBITDA, ii) the transition from EBITDA to operating income, iii) the transition from operating income to net income and iv) capital expenditures.

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The elements of the consolidated statement of income given in the following tables represent Group data excluding the net income and expenses of Orange in the United Kingdom, which are recorded under consolidated net income after tax of discontinued operations. Consequently, the aggregates composing the consolidated net income after tax of continuing operations do not include sums relating to Orange in the United Kingdom, and the data reported for 2007 and 2008 have been restated. The sum of the data for operating segments, including Orange in the United Kingdom, is provided in Section 9.1.3 Analysis by operating segment.

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9.1.2.1   From Group revenues to EBITDA

(in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	45,944	46,800	47,699	(1.8)%	(3.7)%	46,568
External purchases (2)	(19,170)	(19,444)	(19,893)	(1.4)%	(3.6)%	(18,963)
Other operating income and expenses (2)	(1,728)	(1,464)	(1,506)	18.1%	14.7%	(1,533)
Labour expenses (2)	(9,094)	(8,405)	(8,536)	8.2%	6.5%	(8,914)
Gains (losses) on disposal of assets	(4)	(32)	(29)	(88.2)%	(87.0)%	775
Restructuring costs	(213)	(411)	(442)	(48.3)%	(51.9)%	(187)
Share of profits (losses) of associates	23	(212)	(210)	na	na	4
European Court of First Instance’s ruling of November 30, 2009	(964)	-	-	-	-	-
EBITDA	14,794	16,832	17,083	(12.1)%	(13.4)%	17,750
As a % of revenues	32.2%	36.0%	35.8%			38.1%

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See the Financial glossary appendix and Note 5 to the consolidated financial statements.

9.1.2.1.1  Revenues

REVENUES (2) (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
France	23,639	23,627	23,726	0.1%	(0.4)%	23,267
Spain	3,887	4,067	4,067	(4.4)%	(4.4)%	3,963
Poland	3,831	4,202	5,184	(8.8)%	(26.1)%	4,825
Rest of the World	8,308	8,409	8,322	(1.2)%	(0.2)%	8,287
Enterprise	7,559	7,834	7,785	(3.5)%	(2.9)%	7,723
International Carriers & Shared Services	1,388	1,345	1,349	3.2%	2.9%	1,240
Eliminations	(2,668)	(2,684)	(2,734)	-	-	(2,737)
GROUP TOTAL	45,944	46,800	47,699	(1.8)%	(3.7)%	46,568
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 4 to the consolidated financial statements.

Change in revenues

2009 vs. 2008

The France Telecom Group’s revenues totaled 45,944 million euros in 2009, down 3.7% on a historical basis and 1.8% on a comparable basis year-on-year.

On a historical basis, more than half the 3.7% or 1,755 million euro fall in Group revenues between 2008 and 2009 was attributable to:

•

the negative effect of foreign exchange fluctuations, for a total of 821 million euros year-on-year, resulting primarily from change in the value of the Polish zloty against the euro (973 million euros), partially offset by change in the value of the US dollar (79 million euros), Swiss franc (41 million euros) and Slovak crown (30 million euros) against the euro; and

•

the negative impact of changes in the scope of consolidation and other changes, for a total of 78 million euros year-on-year, due mainly to the sale of Web businesses Topachat.com and Clust.com on February 27, 2009 for 73 million euros.

On a comparable basis, the Group’s revenues fell by 1.8% or 856 million euros between 2008 and 2009. The fall in revenues was largely attributable to the negative effects of regulatory measures and the adverse impact of the economic environment.

Between 2008 and 2009, there was a marked fall in revenues on a comparable basis in Poland (down 8.8% or 371 million euros), due mainly to the impact of cuts to call termination prices and roaming rates, as well as the decline in traditional telephone services stemming from the migration to mobile telephony. The fall was less marked in Business services (down 3.5% or 275 million euros) and in Spain (down 4.4% or 180 million euros). Between 2008 and 2009, revenues in the Rest of the World fell by 1.2% or 101 million euros. This was attributable to a big decline in revenues in Eastern Europe, mainly in Romania (down 19.5% or 256 million euros), partially offset by robust revenues growth in Egypt (up 8.0% or 74 million euros) and several African countries. In a depressed economic environment, these changes were partially offset by i) a 3.2% or 43 million euro increase in revenues for the International Carriers & Shared Services operating segment, driven by growth in international transit services, and, to a lesser extent, ii) the resilience of business in France, where revenues increased by 0.1% or 12 million euros, thanks to the strength of mobile services.

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2008 vs. 2007

The France Telecom Group’s revenues totaled 47,699 million euros in 2008, up 2.4% on a historical basis compared with 2007 and 2.6% on a comparable basis.

On a historical basis, the 2.4% or 1,131 million euro increase in Group revenues between 2007 and 2008 takes into account:

•

the negative impact of changes in the scope of consolidation and other changes, which represent 323 million euros year-on-year. Change in the scope of consolidation and other changes primarily comprised the disposal of Orange’s mobile and Internet activities in the Netherlands on October 1, 2007 for 543 million euros, partially offset by the acquisition of Telkom Kenya on December 21, 2007 (124 million euros) and Ya.com on July 31, 2007 (102 million euros);

•

partially counterbalanced by the positive impact of foreign exchange fluctuations, i.e. 232 million euros year-on-year, resulting primarily from change in the value of the Polish zloty (376 million euros), partially offset by change in the value of the US dollar (94 million euros) against the euro.

On a comparable basis, the Group’s revenues increased by 2.6% or 1,222 million euros between 2007 and 2008. Between the two periods, revenues increased in all operating segments with the exception of Poland, where they remained stable. Business grew strongly in the Rest of the World between 2007 and 2008, with revenues up 6.3% (or 491 million euros), mainly in African and Middle Eastern countries (Egypt, Senegal, etc.), the Dominican Republic and, to a lesser extent, Europe (Romania, Moldova, etc.). Revenues also grew by 1.9% (or 431 million euros) in France, spurred by growth in mobile telephony, ADSL broadband services and multi-service offers. Business services revenues also grew by 2.1% (or 157 million euros), while revenues from International Carrier services increased by 8.2% (or 102 million euros). In Spain, business was marked by the economic slowdown, with revenues up 0.9% (or 37 million euros) between 2007 and 2008.

Changes in the number of customers

2009 vs. 2008

On a historical basis and on a comparable basis, the number of customers of companies controlled by the France Telecom Group (including Orange in the United Kingdom) totaled 192.7 million as of December 31, 2009, up 5.7% compared with December 31, 2008. The number of additional customers between December 31, 2008 and December 31, 2009 was 10.4 million for the Group.

The number of mobile telephony customers increased by 8.8% to a total of 132.6 million between December 31, 2008 and December 31, 2009, a gain of 10.8 million new customers. The increase in the number of contract customers remained strong, with an increase of 6.3% between December 31, 2008 and December 31, 2009. As of December 31, 2009, the number of contract customers accounted for 36.7% of the total number of mobile telephony customers. The number of 3G mobile broadband customers grew sharply, totaling 26.8 million as of December 31, 2009, compared with 18.6 million as of December 31, 2008, an increase of 44.4%.

The number of fixed-line customers totaled 46.1 million as of December 31, 2009, down 1.4% compared with December 31, 2008 (or 0.6 million fewer customers).

The number of Internet customers (broadband and narrowband) was 14.0 million as of December 31, 2009, up 1.7% compared with December 31, 2008 (a gain of 0.2 million customers). The number of ADSL broadband customers (including FTTH, satellite and WiMax access) grew, totaling 13.5 million as of December 31, 2009, compared with 13,0 million as of December 31, 2008, an increase of 4.1%. Multi-service ADSL offers continued to grow, especially in digital TV (ADSL and satellite), where customers totaled 3.2 million as of December 31, 2009, an increase of 52.5% year-on-year. The development of “Voice over IP” services was also significant, with 7.6 million customers as of December 31, 2009, up 16.7% year-on-year. In addition, the number of Liveboxes stood at 8.8 million as of December 31, 2009, denoting growth of 12.3% between December 31, 2008 and December 31, 2009.

2008 vs. 2007

On a historical basis, the number of France Telecom Group customers via controlled companies (including Orange in the United Kingdom) was 182.3 million as of December 31, 2008, up 6.9% compared with December 31, 2007. The number of additional customers between December 31, 2008 and December 31, 2007 was 11.8 million for the Group. With 121.8 million customers as of December 31, 2008, the number of mobile telephony customers was up 10.8% compared with December 31, 2007, a gain of 11.8 million customers. The number of Internet customers (broadband and narrowband) was 13.8 million as of December 31, 2008, up 5.0% compared with December 31, 2007 (a gain of 0.7 million customers).

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On a comparable basis, the number of customers of companies controlled by the France Telecom Group (including Orange in the United Kingdom) increased by 6.7% between December 31, 2007 and December 31, 2008. The numbers of mobile telephony and Internet customers were up 10.8% and 4.9% respectively year-on-year as of December 31, 2008.

9.1.2.1.2  Operating expenses

Operating expenses included in 2009 EBITDA (also referred to hereinafter as “OPEX”, see the Financial glossary appendix) included a total expense of 1,533 million euros relating to i) the ruling handed down by the European Court of First Instance in respect of the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003, for a total of 964 million euros (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements), and ii) a provision covering the implementation of the “Part-Time Seniors” plan in France following the signing in November 2009 of an agreement concerning the employment of older personnel, for a total of 569 million euros (see Section 9.1.1.4 Key events in 2009 and Notes 5, 24 and 31 to the consolidated financial statements).

External purchases

EXTERNAL PURCHASES (2) (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Commercial expenses and content purchases	(6,756)	(6,766)	(6,955)	(0.2)%	(2.9)%	(6,254)
Service fees and inter-operator costs	(6,206)	(6,444)	(6,566)	(3.7)%	(5.5)%	(6,431)
Other network expenses and IT expenses	(2,660)	(2,701)	(2,740)	(1.5)%	(2.9)%	(2,640)
Other external purchases	(3,548)	(3,533)	(3,632)	0.5%	(2.3)%	(3,638)
GROUP TOTAL	(19,170)	(19,444)	(19,893)	(1.4)%	(3.6)%	(18,963)
As a % of revenues	41.7%	41.5%	41.7%			40.7%

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See the Financial glossary appendix and Note 5 to the consolidated financial statements.

2009 vs. 2008

External purchases (see the Financial glossary appendix) totaled 19,170 million euros in 2009, or 41.7% of revenues. Between 2008 and 2009, the ratio of external purchases to revenues remained stable on a historical basis and increased by 0.2 points on a comparable basis.

On a historical basis, external purchases fell by 3.6% or 723 million euros between 2008 and 2009. The decline in external purchases year-on-year was attributable mainly to i) the impact of foreign exchange fluctuations, which represented 375 million euros, and ii) the impact of changes in the scope of consolidation and other changes, for 73 million euros.

On a comparable basis, external purchases fell by 1.4% or 274 million euros between 2008 and 2009. The decline in external purchases year-on-year was attributable to:

•

a 3.7% or 238 million euro fall in service fees and inter-operator costs, mainly reflecting cuts to call termination prices and roaming rates, partially offset by the development of abundance offers in mobile services. The ratio of service fees and inter-operator costs to revenues fell by 0.3 points, from 13.8% in 2008 to 13.5% in 2009;

•

a 1.5% or 41 million euro fall in other network expenses and IT expenses (see the Financial glossary appendix), thanks mainly to a fall in IT expenses in France. The ratio of other network expenses and IT expenses to revenues remained stable at 5.8% between 2008 and 2009;

•

a 0.2% or 10 million euro fall in commercial expenses and content purchases (see the Financial glossary appendix). The fall in commercial expenses between 2008 and 2009, linked to the decline in business, more than offset the increase in content purchases, made in particular for the Orange sport and Orange cinéma séries TV channels, which began broadcasting in the second half of 2008. The ratio of commercial expenses and content purchases to revenues increased by 0.2 points year-on-year (14.7% in 2009, compared with 14.5% in 2008);

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•

partially offset by a 0.5% or 15 million euro increase in other external purchases (see the Financial glossary appendix). The ratio of other external purchases to revenues increased by 0.2 points between 2008 and 2009, reaching 7.7% in 2009.

2008 vs. 2007

External purchases totaled 19,893 million euros in 2008, or 41.7% of revenues. Between 2007 and 2008, the ratio of external purchases to revenues increased by 1 point on a historical basis and 1.2 points on a comparable basis.

On a historical basis, the 4.9% or 930 million euro increase in external purchases between 2007 and 2008 takes into account factors that reduced external purchases, namely i) the impact of changes in the scope of consolidation and other changes, which represented 218 million euros, ii) partially offset by the impact of foreign exchange fluctuations, for 57 million euros.

On a comparable basis, external purchases increased by 5.8% or 1,090 million euros between 2007 and 2008. The increase was attributable to:

•

a 10.6% or 664 million euro increase in commercial expenses and content purchases. In addition to the impact stemming from the increase in business, the ratio of commercial expenses and content purchases to revenues increased by 1.1 points year-on-year to 14.6% in 2008, mainly in France, due largely to the impact of i) the upscaling of handsets and other products sold, combined with special efforts to promote and develop mobile broadband handsets, ii) increased efforts to promote customer loyalty and win new customers in a fiercely competitive environment, and iii) a significant growth in content purchases;

•

a 4.0% or 252 million euro increase in service fees and inter-operator costs, mainly reflecting the increase in mobile telephony activity and international traffic. The ratio of service fees and inter-operator costs to revenues increased by 0.2 points year-on-year to reach 13.8% in 2008, the development of abundance offers having been only partially offset by lower call termination prices;

•

a 3.8% or 101 million euro increase in other network expenses and IT expenses, relating mainly to the fixed-line telephony business in France. Year-on-year, the increase in operational subcontracting fees covering technical maintenance stemmed primarily from the rapid growth of multi-service ADSL broadband offers. However, the ratio of other network expenses and IT expenses to revenues was stable at 5.7% between 2007 and 2008; and

•

a 2.1% or 73 million euro increase in other external purchasing, resulting from the increase in property expenses and subcontracting fees on call centers year-on-year. The ratio of other external purchases to revenues fell by 0.1 points to reach 7.6% between 2007 and 2008.

Other operating income and expenses

2009 vs. 2008

In 2009, other operating expenses (net of other operating income, see the Financial glossary appendix and Note 5 to the consolidated financial statements) totaled 1,728 million euros, or 3.8% of revenues. Between 2008 and 2009, other operating expenses (net of other operating income) increased by 14.7% on a historical basis and by 18.1% on a comparable basis.

On a historical basis, other operating expenses (net of other operating income) increased by 222 million euros. Between both periods, this increase takes into account factors that reduced other operating expenses (net of other operating income), namely i) the impact of foreign exchange fluctuations, which represented 35 million euros, and ii) the impact of changes in the scope of consolidation and other changes, for 7 million euros.

On a comparable basis, other operating expenses (net of other operating income) increased by 264 million euros between 2008 and 2009, due to the increase in other operating expenses and, to a lesser extent, the decline in other operating income. The increase in operating expenses from one year to the next was attributable mainly to i) an increase in taxes, relating mainly to the introduction in France of a tax on services provided by electronic communications operators (an audiovisual tax of 0.9% of taxable revenues), and ii) an increase in other charges, due in particular to a 63 million euro fine made by the French competition authority against Orange Caraïbe (see Note 32 to the consolidated financial statements).

2008 vs. 2007

In 2008, other operating expenses (net of other operating income) totaled 1,506 million euros, or 3.2% of revenues. Other operating expenses (net of other operating income) fell by 1.7% on a historical basis and by 4.2% on a comparable basis between 2007 and 2008.

On a historical basis, the 27 million euro reduction in other operating expenses (net of other operating income) between 2007 and 2008 takes into account factors that increased other operating expenses (net of other operating income), including i) the impact of changes in the scope of consolidation and other changes, which represented 29 million euros, and ii) the impact of foreign exchange fluctuations year-on-year, for 11 million euros.

On a comparable basis, the 67 million euro reduction in other operating expenses (net of other operating income) between 2007 and 2008 was attributable to a 146 million euro reduction in other operating expenses, the positive impact of which was held back by a 79 million euro decline in other operating income. The year-on-year reduction in other operating expenses related primarily to the reduction in the French business tax and legal provisions.

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Labour expenses

In 2009, labour expenses (see the Financial glossary appendix and Note 5 to the consolidated financial statements) included a 569 million euro expense representing a provision covering the implementation of the “Part-Time Seniors” plan in France following the signing in November 2009 of an agreement concerning the employment of older personnel (see Section 9.1.1.4 Key events in 2009 and Notes 5, 24 and 31 to the consolidated financial statements).

LABOUR EXPENSES (2) (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Wages and employee benefit expenses	(8,744)	(8,006)	(8,136)	9.2%	7.5%	(8,278)
Employee profit-sharing	(300)	(318)	(319)	(5.6)%	(5.9)%	(359)
Share-based compensation	(50)	(81)	(81)	(37.9)%	(38.2)%	(277)
GROUP TOTAL	(9,094)	(8,405)	(8,536)	8.2%	6.5%	(8,914)
As a % of revenues	19.8%	18.0%	17.9%			19.1%

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See the Financial glossary appendix and Note 5 to the consolidated financial statements.

WAGES AND EMPLOYEE BENEFIT EXPENSES

As for labour expenses, the staff numbers given below do not include Orange in the United Kingdom. The number of Group employees (active employees at end of period, see the Financial glossary appendix), including Orange in the United Kingdom, totaled 180,580 as of December 31, 2009, compared with 186,049 as of December 31, 2008 and 187,331 as of December 31, 2007.

WAGES AND EMPLOYEE BENEFIT EXPENSES & NUMBER OF EMPLOYEES	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Wages and employee benefit expenses (2) (3)
France Telecom S.A.	(6,024)	(5,307)	(5,300)	13.5%	13.7%	(5,329)
Subsidiaries in France	(527)	(515)	(521)	2.3%	1.3%	(634)
International subsidiaries	(2,193)	(2,184)	(2,315)	0.4%	(5.3)%	(2,315)
GROUP TOTAL	(8,744)	(8,006)	(8,136)	9.2%	7.5%	(8,278)
Average number of employees (full-time equivalents) (2)
France Telecom S.A.	90,492	93,395	93,333	(3.1)%	(3.0)%	95,858
Subsidiaries in France	7,596	7,604	7,676	(0.1)%	(1.0)%	8,677
International subsidiaries	69,060	70,614	70,709	(2.2)%	(2.3)%	68,371
GROUP TOTAL	167,148	171,613	171,718	(2.6)%	(2.7)%	172,906
Number of employees (active employees at end of period) (2)
France Telecom S.A.	92,570	94,359	94,359	(1.9)%	(1.9)%	97,355
Subsidiaries in France	7,583	7,763	7,895	(2.3)%	(4.0)%	8,817
International subsidiaries	68,052	71,230	70,872	(4.5)%	(4.0)%	68,487
GROUP TOTAL	168,205	173,352	173,126	(3.0)%	(2.8)%	174,659
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix. (3) In millions of euros.
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2009 vs. 2008

Between 2008 and 2009, the ratio of wages and employee benefit expenses to revenues increased by 1.9 points on both a historical and a comparable basis to reach 19.0% of revenues in 2009. Excluding the 569 million euro expense representing a provision covering the implementation of the “Part-Time Seniors” plan in France, the ratio of wages and employee benefit expenses to revenues reached 17.8% in 2009, an increase of 0.7 points compared with 2008, on both a historical and a comparable basis.

On a historical basis, wages and employee benefit expenses increased by 7.5% or 608 million euros to reach 8,744 million euros in 2009, compared with 8,136 million euros in 2008. The year-on-year increase takes into account factors that reduced wages and employee benefit expenses, namely the impact of foreign exchange fluctuations, which amounted to 128 million euros.

On a comparable basis, wages and employee benefit expenses increased by 9.2% or 738 million euros between 2008 and 2009 to reach 8,744 million euros in 2009. The year-on-year increase in wages and employee benefit expenses resulted from:

•

the recognition in 2009 of a 569 million euro expense representing a provision covering the implementation of the “Part-Time Seniors” plan in France following the signing in November 2009 of an agreement concerning the employment of older personnel (see Section 9.1.1.4 Key events in 2009 and Notes 5, 24 and 31 to the consolidated financial statements); and

•

i) a 4.7% increase attributable to the cost effect, relating mainly to increases in wages and incentive payments, ii) partially offset by a 2.6% fall attributable to a volume effect, stemming from the reduction in the average number of employees (full-time equivalents, see the Financial glossary appendix), i.e. 4,465 fewer people, mainly in France and Poland.

2008 vs. 2007

Between 2007 and 2008, the ratio of wages and employee benefit expenses to revenues fell by 0.7 points on a historical basis and by 0.8 points on a comparable basis to reach 17.1% of revenues in 2008.

On a historical basis, wages and employee benefit expenses fell by 1.7% or 142 million euros between 2007 and 2008 to 8,136 million euros in 2008. This reduction takes into account factors that increased wages and employee benefit expenses, including i) the impact of changes in the scope of consolidation and other changes, which amounted to 39 million euros, and ii) the impact of foreign exchange fluctuations, for 8 million euros year-on-year.

On a comparable basis, the reduction in wages and employee benefit expenses between 2007 and 2008 totaled 190 million euros. This 2.3% reduction in wages and employee benefit expenses year-on-year resulted from i) a 4.0% reduction attributable to a volume effect, stemming from the reduction in the average number of employees (full-time equivalents), i.e. 7,132 fewer people, mainly in France and Poland, ii) partially offset by a 1.7% increase attributable to the cost effect.

EMPLOYEE PROFIT-SHARING

In 2009, employee profit-sharing totaled 300 million euros, down 19 million euros on a historical basis (18 million euros on a comparable basis) compared with 2008. The fall stemmed mainly from a reduction in the employee profit-sharing expense for France Telecom S.A. employees year-on-year.

In 2008, employee profit-sharing totaled 319 million euros, down 40 million euros compared with 2007, on both a historical and a comparable basis. The fall stemmed mainly from a reduction in the employee profit-sharing expense relating to France Telecom S.A. employees year-on-year.

SHARE-BASED COMPENSATION

SHARE-BASED COMPENSATION (2) (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Free share award plans	(40)	(59)	(57)	(32.2)%	(29.8)%	(149)
Stock option plans	(10)	(22)	(24)	(54.5)%	(58.3)%	(22)
Employee shareholding plan	-	-	-	-	-	(106)
GROUP TOTAL	(50)	(81)	(81)	(37.9)%	(38.2)%	(277)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Notes 5 and 27 to the consolidated financial statements.

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Gains (losses) on disposal of assets

GAIN (LOSSES) ON DISPOSAL OF ASSETS (2) (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Disposal of Tower Participations (company owning TDF)	-	-	-	-	-	307
Disposal of 100% of Orange’s mobile and Internet operations in the Netherlands	-	-	-	-	-	299
Disposal of 20% of Bluebirds Participations France (company owning Eutelsat Communications)	-	-	-	-	-	104
Disposal of 17.5% of One GmbH (share restructuring)	-	-	-	-	-	36
Other	(4)	(32)	(29)	(88.2)%	(87.0)%	29
GROUP TOTAL	(4)	(32)	(29)	(88.2)%	(87.0)%	775
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Notes 3 and 6 to the consolidated financial statements.

Restructuring costs

RESTRUCTURING COSTS (2) (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Public service secondment costs in France	(29)	(69)	(69)	(58.0)%	(58.0)%	(66)
Early retirement plans in France	(2)	(35)	(35)	(94.3)%	(94.3)%	19
Other restructuring costs	(182)	(307)	(338)	(40.7)%	(46.2)%	(140)
France Telecom S.A.	(122)	(185)	(185)	(34.1)%	(34.1)%	(97)
Equant	(23)	(16)	(16)	43.8%	43.8%	(24)
TP S.A.	(5)	(40)	(49)	(87.5)%	(89.8)%	-
FT España	(2)	(38)	(38)	(94.7)%	(94.7)%	-
Other	(30)	(28)	(50)	7.1%	(40.0)%	(19)
GROUP TOTAL	(213)	(411)	(442)	(48.3)%	(51.9)%	(187)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Notes 7 and 25 to the consolidated financial statements.

Share of profits (losses) of associates

SHARE OF PROFITS (LOSSES) OF ASSOCIATES (2) (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Sonaecom (3)	50	(194)	(194)	na	na	-
Compagnie Européenne de Téléphonie (CET) (company owning Photo Station and Photo Service)	(23)	(16)	(14)	43.8%	64.3%	-
Other	(4)	(2)	(2)	100.0%	100.0%	4
GROUP TOTAL	23	(212)	(210)	NA	NA	4

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Note 15 to the consolidated financial statements.

(3)

In 2008, 199 million euro impairment loss on Sonaecom shares, a mobile telephone operator in Portugal in which France Telecom has a 20% interest. In 2009, reversal of the impairment of Sonaecom shares for a total of 46 million euros.

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ECFI’s ruling of November 30, 2009

In November 2009, the European Court of First Instance (ECFI)  rejected the appeal by the French government and France Telecom concerning the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003. In execution of the European Commission’s decision of 2004, and pending the decision of the ECFI, France Telecom placed a total of 964 million euros in an escrow account in 2007 and 2008. Given the ECFI’s decision, France Telecom recognized this amount in its financial statements for the year ended December 31, 2009. Subsequently, on January 7, 2010, in accordance with the escrow agreement, France Telecom transferred the escrow amount to the French government, together with 53 million euros in interest on the escrow amount, not recognized in income, as of November 30, 2009, i.e. a total of 1,017 million euros (without however impacting the Group’s net debt in 2009). The 964 million euro expense had no impact on net cash flow provided by operating activities in 2009 (see Notes 18, 26, 30, 31 and 32 to the consolidated financial statements).

9.1.2.1.3  EBITDA

Operating income before depreciation and amortization, and impairment losses (EBITDA) is a financial aggregate not defined under IFRS. For further information on the calculation of EBITDA and the reasons why the France Telecom Group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

EBITDA (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
France	9,252	9,781	9,854	(5.4)%	(6.1)%	9,659
Spain	729	614	614	18.8%	18.8%	661
Poland	1,462	1,740	2,146	(16.0)%	(31.9)%	2,040
Rest of the World	3,237	3,491	3,446	(7.3)%	(6.0)%	3,379
Enterprise	1,501	1,578	1,508	(4.9)%	(0.4)%	1,263
International Carriers & Shared Services	(1,399)	(371)	(444)	ns	ns	744
Eliminations	12	(1)	(41)	-	-	4
GROUP TOTAL	14,794	16,832	17,083	(12.1)%	(13.4)%	17,750
As a % of revenues	32.2%	36.0%	35.8%			38.1%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

2009 vs. 2008

The ratio of EBITDA to Group revenues was 32.2% in 2009, down 3.6 points on a historical basis, and down 3.8 points on a comparable basis compared to 2008.

In 2009, EBITDA included a total expense of 1,533 million euros relating to i) the ruling handed down by the European Court of First Instance (ECFI) in respect of the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements), for a total of 964 million euros, and ii) a provision covering the implementation of the “Part-Time Seniors” plan in France, following the signing of an agreement bearing on employment for older personnel in November 2009, for a total of 569 million euros (see Section 9.1.1.4 Key events in 2009 and Notes 5, 24 and 31 to the consolidated financial statements). Excluding these elements, the ratio of EBITDA to Group revenues would reach 35.5% in 2009, down 0.3 points on a historical basis and down 0.5 points on a comparable basis compared to 2008.

On a historical basis, the France Telecom Group’s EBITDA fell by 13.4% or 2,289 million euros compared with 2008, to 14,794 million euros in 2009. The decline in EBITDA between 2008 and 2009 includes:

•

the negative impact of foreign exchange fluctuations, which totaled 272 million euros, predominantly change in the value of the Polish zloty against the euro (398 million euros), partially counterbalanced by change in the value of other currencies (US dollar, pound sterling, etc.) against the euro;

•

partially offset by the positive impact of changes in the scope of consolidation and other changes, which amounted to 21 million euros year-on-year.

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On a comparable basis, the France Telecom Group’s EBITDA fell by 12.1% or 2,038 million euros to 14,794 million euros in 2009. The decline between 2008 and 2009 was attributable mainly to:

•

the recognition of a 964 million euro expense in 2009 relating to the ruling by the European Court of First Instance (ECFI)  in respect of the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements);

•

a 1.8% or 856 million euro decline in revenues due mainly to slower business in Poland and Spain, and the decline in Business Services revenues;

•

an 8.2% or 689 million euro increase in labour expenses, due mainly to the recognition in 2009 of a 569 million euro provision covering the implementation of the “Part-Time Seniors” plan in France following the signing in November 2009 of an agreement concerning the employment of older personnel (see Section 9.1.1.4 Key events in 2009 and Notes 5, 24 and 31 to the consolidated financial statements); and

•

an 18.1% or 264 million euro increase in other operating expenses (net of other operating income), stemming chiefly from i) the application of a tax on services provided by electronic communications operators in France (an audiovisual tax of 0.9% of taxable revenues), and ii) a 63 million euro fine against Orange Caraïbe (see Note 32 to the consolidated financial statements).

These unfavorable elements were partially offset by:

•

a 3,7% or 238 million euro drop in service fees and inter-operator costs, mainly reflecting cuts to call termination prices and roaming rates; and

•

i) a 235 million euro improvement in the share of profits (losses) of associates, and ii) a 198 million euro reduction in restructuring costs.

2008 vs. 2007

The ratio of EBITDA to Group revenues was 35.8% in 2008, down 2.3 points on both a historical and a comparable basis compared to 2007.

On a historical basis, the France Telecom Group’s EBITDA fell by 3.8% or 667 million euros between 2007 and 2008 to 17,083 million euros. The decline in EBITDA between 2007 and 2008 includes:

•

the negative impact of changes in the scope of consolidation and other changes, which represented 175 million euros, and mainly comprised the disposal of Orange’s mobile and Internet businesses in the Netherlands on October 1, 2007 for 97 million euros and the acquisition of Ya.com on July 31, 2007 for 58 million euros;

•

partially offset by the positive impact of foreign exchange fluctuations, which totaled 144 million euros, predominantly due to change in the value of the Polish zloty (157 million euros) against the euro.

On a comparable basis, the France Telecom Group’s EBITDA fell by 3.6% between 2007 and 2008 to 17,083 million euros. The 636 million euro decline in EBITDA between 2007 and 2008 was attributable mainly to:

•

i) a 794 million reduction in gains (losses) on disposal of assets, ii) a 256 million euro increase in restructuring costs, and iii) a 210 million euro deterioration in the share of profits (losses) of associates;

•

a 10.6% or 664 million euro increase in commercial expenses and content purchases, mainly in France, notably as a result of i) the upscaling of handsets and other products sold, combined with the special efforts made to promote and develop mobile broadband handsets, and ii) a significant growth in content purchases;

•

a 4.0% or 252 million euro increase in service fees and inter-operator costs, mainly reflecting the increase in mobile telephony activity and international traffic; and

•

a 3.8% or 101 million euro increase in other network expenses and IT expenses, relating mainly to the fixed-line telephony business in France, stemming primarily from the rapid growth of multi-service ADSL broadband offers.

These negative aspects were partially offset by:

•

a 2.6% or 1,222 million euro increase in revenues, driven in particular by business growth in the Rest of the World and in France; and

•

a 4.7% or 425 million euro reduction in labour expenses, due mainly to the reduction in share-based compensation and the decline in wages and employee benefit expenses.

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9.1.2.2   From Group EBITDA to operating income

(in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
EBITDA	14,794	16,832	17,083	(12,1)%	(13,4)%	17,750
Depreciation and amortization	(6,417)	(6,640)	(6,859)	(3.4)%	(6.4)%	(7,077)
Impairment of goodwill	(449)	(267)	(270)	68.3%	66.2%	(26)
Impairment of fixed assets	(69)	(15)	(9)	ns	ns	(107)
Operating income	7,859	9,910	9,945	(20.7)%	(21.0)%	10,540
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

Depreciation and amortization

DEPRECIATION AND AMORTIZATION (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
France	(2,192)	(2,382)	(2,385)	(8.0)%	(8.1)%	(2,657)
Spain	(1,001)	(1,101)	(1,102)	(9.0)%	(9.0)%	(1,129)
Poland	(959)	(1,000)	(1,234)	(4.2)%	(22.4)%	(1,172)
Rest of the World	(1,245)	(1,231)	(1,213)	1.2%	2.7%	(1,147)
Enterprise	(358)	(364)	(363)	(1.7)%	(1.3)%	(421)
International Carriers & Shared Services	(662)	(563)	(562)	17.8%	17.4%	(551)
GROUP TOTAL	(6,417)	(6,640)	(6,859)	(3.4)%	(6.4)%	(7,077)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

2009 vs. 2008

On a historical basis, depreciation and amortization fell by 6.4% or 442 million euros between 2008 and 2009. Half the year-on-year decline in depreciation and amortization stemmed from the positive impact of foreign exchange fluctuations, which totaled 216 million euros.

On a comparable basis, depreciation and amortization fell by 3.4% or 223 million euros between 2008 and 2009 to 6,417 million euros in 2009. This decline was attributable mainly to:

•

the end of the amortization of certain fixed assets relating to the fixed-line and mobile telephony businesses in France between 2008 and 2009;

•

the reduction in depreciation and amortization in Spain, linked to i) the reduction in the amortization of the customer bases, and ii) the recognition of accelerated amortization of certain fixed assets in 2008;

•

partially counterbalanced by the growing amortization of recent investments in the field of innovation (particularly with respect to customer service platforms relating to recent “Voice over IP” technologies and television) in International Carriers & Shared Services.

2008 vs. 2007

On a historical basis, depreciation and amortization fell by 3.1% or 218 million euros between 2007 and 2008. The year-on-year decline takes into account factors that increased depreciation and amortization, namely i) the negative impact of foreign exchange fluctuations, which totaled 91 million euros, partially offset by ii) the positive impact of changes in the scope of consolidation and other changes, which represented 57 million euros between 2007 and 2008.

On a comparable basis, depreciation and amortization fell by 3.5% or 252 million euros to 6,859 million euros between 2007 and 2008. The year-on-year decline stemmed primarily from i) the reduction in the accelerated amortization of certain fixed assets (substantially less in 2008 than in 2007) and the end of the amortization of certain non-current assets in 2008, particularly in relation to the mobile telephony business in France and the fixed-line telephony business in Poland, ii) the reduction in the amortization of the customer bases in Spain, partially offset by iii) the year-on-year increase in depreciation and amortization for international subsidiaries in mobile and fixed telephony.

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Impairment of goodwill

IMPAIRMENT OF GOODWILL (2) (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Poland	(400)	-	-	-	-	-
Spain	-	(140)	(140)	-	-	-
Ivory Coast	-	(42)	(42)	-	-	-
Other	(49)	(85)	(88)	(42.4)%	(44.3)%	(26)
GROUP TOTAL	(449)	(267)	(270)	68.3%	66.2%	(26)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 8 to the consolidated financial statements.

In Poland, the 400 million euro impairment loss in 2009 reflects, in line with the percentage interest held by France Telecom in TP Group, the anticipated impact on cash flows from regulatory constraints and increasing competition.

On a historical basis, the 140 million euro impairment loss in fixed-line business in Spain in 2008 reflects a sharp fall in the market value of revenues per broadband subscriber observed in comparable transactions.

Impairment of fixed assets

On a historical basis, the impairment of fixed assets totaled 69 million euros in 2009, compared with 9 million euros in 2008 and 107 million euros in 2007 (see Note 8 to the consolidated financial statements).

Operating income

In 2009, operating income factors in a total expense of 1,533 million euros relating to i) the ruling handed down by the European Court of First Instance (ECFI) in respect of the dispute over special business tax (taxe professionnelle) regime in France prior to 2003, for a total of 964 million euros (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements), and ii) a provision covering the implementation of the “Part-Time Seniors” plan in France following the signing in November 2009 of an agreement concerning the employment of older personnel, for a total of 569 million euros (see Section 9.1.1.4 Key events in 2009 and Notes 5, 24 and 31 to the consolidated financial statements).

2009 vs. 2008

On a historical basis, the France Telecom Group’s operating income totaled 7,859 million euros in 2009, compared with 9,945 million euros in 2008, down 21.0% or 2,086 million euros. This fall between both periods takes into account factors that reduced operating income, namely i) the negative impact of foreign exchange fluctuations, which totaled 59 million euros, partially offset by ii) the positive impact of changes in the scope of consolidation and other changes, which represented 24 million euros.

On a comparable basis, the France Telecom Group’s operating income went from 9,910 million euros in 2008 to 7,859 million euros in 2009, a decline of 20.7% (2,051 million euros) attributable to the fall in EBITDA (2,038 million euros) and, to a lesser extent, the increase in impairment losses (236 million euros), partially offset by lower depreciation and amortization (223 million euros).

2008 vs. 2007

On a historical basis, the France Telecom Group’s operating income totaled 9,945 million euros in 2008, compared with 10,540 million euros in 2007, down 5.6% or 595 million euros. This fall between both periods takes into account factors that reduced operating income, namely i) the negative impact of changes in the scope of consolidation and other changes for 118 million euros, partially offset by ii) the positive impact of foreign exchange fluctuations, which represented 54 million euros.

On a comparable basis, the France Telecom Group’s operating income fell by 5.1% to 9,945 million euros between 2007 and 2008. The year-on-year decline of 531 million euros was attributable to the deterioration in EBITDA (636 million euros) and, to a lesser extent, the increase in impairment losses (147 million euros), partially offset by lower depreciation and amortization (252 million euros).

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9.1.2.3   From Group operating income to net income

(in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Operating income	7,859	9,945	10,540
Cost of net financial debt (1)	(2,160)	(2,807)	(2,576)
Foreign exchange gains (losses)	(65)	(54)	10
Other financial income and expenses	(74)	(96)	(81)
Finance costs, net	(2,299)	(2,957)	(2,647)
Income tax	(2,295)	(2,899)	(1,245)
Consolidated net income after tax of continuing operations	3,265	4,089	6,648
Consolidated net income after tax of discontinued operations	200	403	171
Consolidated net income after tax	3,465	4,492	6,819
Net income attributable to owners of the parent	2,997	4,069	6,300
Net income attributable to non-controlling interests	468	423	519
(1) See the Financial glossary appendix.

9.1.2.3.1  Finance costs, net

France Telecom’s policy is not to use derivatives for speculative purposes (see Section 9.1.4.3.3 Exposure to market risks and financial instruments, and Note 28 to the consolidated financial statements). For more information on risks relating to the financial markets, see Section 4.3 Financial risks.

Change in the France Telecom Group’s net financial debt (see the Financial glossary appendix) is set out in Section 9.1.4.3 Financial debt and financial resources.

2009 vs. 2008

Net finance costs (see Note 9 to the consolidated financial statements) represented an expense of 2,299 million euros in 2009, compared with an expense of 2,957 million euros in 2008, or a gain of 658 million euros. This improvement stemmed from i) a big reduction in the cost of net financial debt (see the Financial glossary appendix), with a positive impact of 647 million euros, due primarily to the change in the fair value of the price guarantee given to minority shareholders of FT España in 2008 for 381 million euros (the price guarantee ran out in 2009) and, to a lesser extent, ii) a reduction in the expense relating to other financial income and expenses (22 million euros), partially offset by iii) a slight deterioration in foreign exchange results (11 million euros).

2008 vs. 2007

Net finance costs represented an expense of 2,957 million euros in 2008, compared with an expense of 2,647 million euros in 2007, or an additional expense of 310 million euros. This deterioration is attributable to i) the increase in the cost of net financial debt, i.e. a negative impact of 231 million euros, ii) the deterioration in foreign exchange results (64 million euros) and iii) the increase in the expense relating to other financial income and expenses (15 million euros).

Cost of net financial debt

(in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Cost of net financial debt (1)	(2,160)	(2,807)	(2,576)
Net financial debt at end of period (1)	33,941	35,859	37,980
Average net financial debt outstanding over the period	32,950	35,344	37,884
Weighted average cost of net financial debt (2)	6.54%	6.66%	6.46%

(1)

See the Financial glossary appendix.

(2)

The average weighted cost of net financial debt is the ratio of net financial debt, less exceptional and non-recurring items, to the average outstanding amount, calculated on the basis of net financial debt adjusted for non-interest bearing amounts, such as accrued interest payable and liabilities in respect of commitments to buy out non-controlling interests.

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2009 vs. 2008

(in millions of euros)	Financial years ended December 31
Cost of net financial debt in 2008	(2,807)
Change in the fair value of the price guarantee given to minority shareholders of FT España in 2008 (end of the price guarantee in 2009) (1)	381
Decrease in average net financial debt outstanding	159
Decrease in the weighted average cost of net financial debt	42
Other items	65
Cost of net financial debt in 2009	(2,160)
(1) See Notes 3, 9 and 31 to the consolidated financial statements.

2008 vs. 2007

(in millions of euros)	Financial years ended December 31
Cost of net financial debt in 2007	(2,576)
Change in the fair value of the price guarantee given to minority shareholders of FT España in 2008 (1)	(381)
Decrease in average net financial debt outstanding	164
Increase in the weighted average cost of net financial debt	(71)
Decrease in change in the fair value of commitments to buy out non-controlling interests (+24 million euros in 2008 compared with -32 million euros in 2007) (1)	56
Other items	1
Cost of net financial debt in 2008	(2,807)
(1) See Note 9 to the consolidated financial statements.

Foreign exchange gains (losses)

Foreign exchange gains (losses) (see Note 9 to the consolidated financial statements) represented a loss of 65 million euros in 2009, compared with a loss of 54 million euros in 2008. In 2007, foreign exchange gains (losses) represented a gain of 10 million euros.

Other financial income and expenses

Other financial income and expenses (see Note 9 to the consolidated financial statements) mainly comprises expenses relating to the discounting expense, which bears essentially on early retirement plans and other long-term commitments in favor of personnel. Other financial income and expenses represented an expense of 74 million euros in 2009, compared with an expense of 96 million euros in 2008, and an expense of 81 million euros in 2007.

9.1.2.3.2  Income tax

INCOME TAX (1) (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Current taxes	(640)	(801)	(528)
Deferred taxes	(1,655)	(2,098)	(717)
GROUP TOTAL	(2,295)	(2,899)	(1,245)
(1) See Note 10 to the consolidated financial statements.

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2009 vs. 2008

Income tax expense was 2,295 million euros in 2009, down 604 million euros compared with 2008 (2,899 million euros). The reduction was attributable mainly to the fall in the deferred taxes expense for the Spain (619 million euros) and France (281 million euros) tax groups, partially offset by a 353 million euro year-on-year reduction in deferred taxes for other subsidiaries (those lying outside the France, United Kingdom, Spain and TP Group tax groups).

2008 vs. 2007

Income tax expense was 2,899 million euros in 2008, compared with an expense of 1,245 million euros in 2007, representing an increase of 1,654 million euros, of which 1,381 million euros in deferred taxes. The deferred taxes expense for the France tax group was 1,925 million euros in 2008, compared with an expense of 502 million euros in 2007. In 2007, the France tax group recognized 1,573 million euros in deferred tax assets, partially offsetting the 2,075 million euro expense for the period.

9.1.2.3.3  Consolidated net income after tax of continuing operations

2009 vs. 2008

The consolidated net income after tax of continuing operations was 3,265 million euros in 2009, compared with 4,089 million euros in 2008, down 824 million euros. This decline stemmed from a fall in operating income (2 086 million euros), partially counterbalanced by an improvement in net finance costs (658 million euros) and a reduction in the income tax expense (604 million euros) between the two periods.

2008 vs. 2007

The consolidated net income after tax of continuing operations was 4,089 million euros in 2008, down 2,559 million euros compared with 2007 (6,648 million euros). The increase in the income tax expense (1,654 million euros) and, to a lesser extent, the fall in operating income (595 million euros) and the deterioration of net finance costs (310 million euros) explain the fall between 2007 and 2008.

9.1.2.3.4  Consolidated net income after tax of continuing operations

Due to the prospective joint venture between Orange and T-Mobile in the United Kingdom (see Section 9.1.1.4 Key events in 2009), the United Kingdom operating segment is treated as an operation held for sale. Consequently, the net income and expenses of the United Kingdom operating segment are recorded in the consolidated net income after tax of discontinued operations, and the data reported for the 2007 and 2008 financial years have been restated (see Notes 3 and 11 to the consolidated financial statements).

The United Kingdom operating segment is still presented as an operating segment in the segment information of the consolidated financial statements.

2009 vs. 2008

The consolidated net income after tax of discontinued operations was 200 million euros in 2009, compared with 403 million euros in 2008, down 203 million euros. The decline between 2008 and 2009 was attributable to income tax expense and, to a lesser extent, the decline in operating income (see Section 9.1.3.2.3 Operating income - United Kingdom), partially offset by an improvement in net finance costs.

2008 vs. 2007

The consolidated net income after tax of discontinued operations was 403 million euros in 2008, up 232 million euros compared with 2007 (171 million euros). The change between 2007 and 2008 was attributable to a reduction in the income tax expense and, to a lesser extent, an increase in operating income (see Section 9.1.3.2.3 Operating income - United Kingdom), partially offset by a deterioration in net finance costs.

9.1.2.3.5  Consolidated net income after tax

2009 vs. 2008

The France Telecom Group’s consolidated net income after tax was 3,465 million euros in 2009, compared with 4,492 million euros in 2008, down 1,027 million euros. The decline in the consolidated net income after tax of continuing operations (824 million euros) and, to a lesser extent, the decline in the consolidated net income after tax of discontinued operations (203 million euros), explain the decrease in the France Telecom Group’s consolidated net income after tax between 2008 and 2009.

The consolidated net income attributable to non-controlling interests was 468 million euros in 2009, compared with 423 million euros in 2008. After taking into account the consolidated net income attributable to non-controlling interests, the consolidated net income attributable to owners of the parent fell from 4,069 million euros in 2008 to 2,997 million euros in 2009, down 1,072 million euros.

2008 vs. 2007

The France Telecom Group’s consolidated net income after tax was 4,492 million euros in 2008, down 2,327 million euros compared with 2007 (6,819 million euros). This decline stemmed from the deterioration in the consolidated net income after tax of continuing operations (down 2,559 million euros), partially offset by the increase in the consolidated net income after tax of discontinued operations (up 232 million euros) between 2007 and 2008.

The consolidated net income attributable to non-controlling interests was 423 million euros in 2008, compared with 519 million euros in 2007. After taking into account the consolidated net income attributable to non-controlling interests, the consolidated net income attributable to owners of the parent was 4,069 million euros in 2008, compared with 6,300 million euros in 2007, down 2,231 million euros.

9.1.2.4   Group capital expenditures

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of CAPEX and the reasons why the France Telecom Group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

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9.1.2.4.1  Capital expenditures

(in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Capital expenditures on tangible and intangible assets (2)	5,887	7,133	7,316	(17.5)%	(19.5)%	7,108
CAPEX of continuing operations	5,304	6,283	6,414	(15.6)%	(17.3)%	6,459
CAPEX of discontinued operations (3)	355	405	453	(12.3)%	(21.7)%	520
Telecommunication licenses	58	270	273	(78.6)%	(78.8)%	85
Investments financed through finance leases	170	175	176	(2.2)%	(3.1)%	44
Financial investments (4)	1,532	-	761	-	101.3%	1,117

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See the Segment information of the consolidated financial statements.

(3)

Disposal of Orange in the United Kingdom underway (see Section 9.1.1.4 Key events in 2009, Section 9.1.3 Analysis by operating segment, Segment information of the consolidated financial statements and Notes 3 and 11 to the consolidated financial statements).

(4)

See the Financial glossary appendix.

Capital expenditures on tangible and intangible assets excluding licenses

CAPEX OF CONTINUING OPERATIONS (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
France	2,160	2,306	2,302	(6.3)%	(6.2)%	2,277
Spain	440	569	569	(22.6)%	(22.6)%	624
Poland	500	597	736	(16.2)%	(32.0)%	962
Rest of the World	1,405	1,591	1,582	(11.7)%	(11.2)%	1,488
Enterprise	299	356	356	(16.2)%	(16.2)%	407
International Carriers & Shared Services	500	864	869	(42.2)%	(42.4)%	701
GROUP TOTAL	5,304	6,283	6,414	(15.6)%	(17.3)%	6,459
As a % of revenues	11.5%	13.4%	13.4%			13.9%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

2009 vs. 2008

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of continuing operations decreased by 17.3% or 1,110 million euros between 2008 and 2009. The year-on-year decrease takes into account factors that cut capital expenditures, namely the impact of foreign exchange fluctuations, which represented 131 million euros.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of continuing operations were down 15.6% or 979 million euros between 2008 and 2009. In 2009, capital expenditures were adjusted in the light of the general slowdown in business, while investments in the Group’s new operations in the Rest of the World and strategic investment programs in mature countries were maintained. The reduction in capital expenditures on tangible and intangible assets excluding licenses between 2008 and 2009 resulted mainly from:

•

a 301 million euro reduction in capital expenditures on IT, stores, property and various other assets, while transformation projects and those aimed at boosting productivity were maintained;

•

a 275 million euro reduction in narrowband investments (public switched telephone network and 2G), in particular i) in mature countries (France, Belgium, Spain, Poland, etc.), reflecting the slowdown in investments linked to network-capacity extensions, and ii) in countries experiencing a substantial economic slowdown (Romania, etc.);

•

a specific program relating to the acquisition of technical premises in France in 2008. These asset acquisitions from Foncière des Régions represented 163 million euros in 2008;

•

an 85 million euro decline in investments in services and innovation, in the light of the slowdown in demand. However, investments in key areas, such as content rights and content aggregation and distribution platforms continued to rise; and

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•

a 65 million euro reduction in investments in very high bandwidth (FTTH), for which a clarification of the regulatory framework was pending in 2009.

Ultimately, the ratio of capital expenditures on tangible and intangible assets excluding licenses of continuing operations to revenues reached 11.5% in 2009, compared with 13.4% in 2008, on both a historical and a comparable basis.

2008 vs. 2007

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of continuing operations decreased by 0.7% or 45 million euros between 2007 and 2008. The year-on-year decrease takes into account factors that increased capital expenditures, namely i) the impact of foreign exchange fluctuations, for 56 million euros, and ii) the impact of changes in the scope of consolidation and other changes, which totaled 49 million euros.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of continuing operations were down 2.3% or 150 million euros between 2007 and 2008. The reduction stemmed mainly from:

•

a 262 million euro reduction in investments on mobile networks (excluding telecommunication licenses) in France, Spain and Poland, primarily as a result of the completion of the mobile networks in these countries;

•

a 229 million euro reduction in investments relating to fixed-line telephony in Poland, following significant capital expenditures in 2007 in connection with the transformation of the business, the development of convergence offers and products (notably the Livebox), and the optimization of support functions; and

•

a 68 million euro reduction in equipment leases in the Enterprise operating segment.

These reductions between 2007 and 2008 were partially offset by:

•

a special transaction to buy back operating premises in France. This program of asset acquisitions from Foncière des Régions represented 163 million euros in 2008;

•

an 89 million euro increase in capital expenditures on fixed-line networks in France, mainly relating to the pre-rollout of fiber optics (FTTH); and

•

an increase in capital expenditures in the Rest of the World international subsidiaries (129 million euros) in connection with the rollout of mobile networks in these countries and the development of new subsidiaries in Africa.

Ultimately, the ratio of capital expenditures on tangible and intangible assets excluding licenses of continuing operations to revenues worked out at 13.4% in 2008 (compared with 13.9% on a historical basis and 14.1% on a comparable basis in 2007).

Acquisitions of telecommunication licenses

ACQUISITIONS OF TELECOMMUNICATION LICENSES (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Jordan (2)	51	-	-	-	-	-
Mali	8	-	-	-	-	-
Egypt (3)	-	207	200	-	-	-
Armenia (4)	-	42	52	-	-	-
Dominican Republic	-	11	10	-	-	3
Central African Republic	-	1	1	-	-	9
Niger	-	-	-	-	-	48
Guinea	-	-	-	-	-	20
Other	(1)	9	10	na	na	5
GROUP TOTAL	58	270	273	(78.6)%	(78.8)%	85

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Acquisition of a 3G license in Jordan in 2009.

(3)

Revised value of the investment in the first frequency spectrum of the Mobinil UMTS license in Egypt (71.25% owned). The acquisition of the second frequency spectrum of the UMTS license is scheduled for 2010.

(4)

Acquisition of a mobile license (GSM and 3G) in Armenia in 2008.

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Financial investments

Financial investments (see the Financial glossary appendix and Note 3 to the consolidated financial statements) are set out in Section 9.1.4.1.3 Net cash used in investing activities.

9.1.2.4.2  Investment commitments

Investment commitments are set out in Note 31 to the consolidated financial statements.

9.1.2.4.3  Investment projects

Investments in fiber optics in France

Thanks to the recent clarification of the regulatory framework with respect to very high bandwidth Internet rollout, the France Telecom Group believes that the conditions are now right for investments in this field to start again. By 2015, France Telecom plans to invest roughly 2 billion euros in fiber optics in very densely populated areas (zone 1), as defined by Arcep (Autorité de Régulation des Communications Electroniques et des Postes, the French telecommunications and postal regulator) and more in the most densely populated areas.

The Group is already investing nearly 3 billion euros per annum in its consumer and business networks and infrastructures in France, with an eye to offering its customers the best possible quality of service. The Group does not intend to make a significant change in the amount of its investments in France under the new program, with a substantial portion still going to the modernization and maintenance of its network and service infrastructure.

This ambitious program will benefit from the lessons drawn form the pre-rollout phase conducted by the Group since 2007, jointly with other operators, under Arcep supervision. France Telecom shares the government’s ambition in terms of very high bandwidth digital infrastructure in France, which will foster usage and help boost competitiveness.

In very densely populated areas, the rollout is to start up again in the nine metropolitan areas that are already covered (Bordeaux, Grenoble, Lille, Lyon, Marseille, Metz, Nantes, Nice and Toulouse), as well as in Greater Paris area. The rollout will also be extended in 2010 to new cities including Cannes, Montpellier, Orleans, Rennes, Strasbourg and Toulon.

In accordance with the Arcep ruling, France Telecom outlined in February 2010 its proposals for the sharing of cables in buildings, and as such is in a position to start taking part in these investments again, at the same time as the other market players.

France Telecom also plans to invest in densely populated areas (zone 2). An experimental phase is to be conducted in the towns of Chatou and Oullins, ahead of a more wide-scale rollout as early as possible in six cities in 2010 (Brest, Dijon, Le Havre, Pau, Reims and Valenciennes).

France Telecom is also open to different types of joint investments with other operators in zone 2. An agreement has been signed with SFR regarding operational tests in Palaiseau and Bondy, prior to the signing of a joint-investment contract. Talks are underway to extend this to Free, and to a third city. This agreement may be extended to other operators. France Telecom’s aim is to be present in all mainland regions by 2012, in roughly 45 metropolitan areas, then in all mainland départements, and then France’s three overseas départements by 2015. For less densely populated areas (zone 3), France Telecom is also open to partnerships with local government to speed up the rollout of fiber, with, if the regulatory framework allows this, an intermediate stage for the increasing of bandwidth capacity of the existing network (fiber to the curb, FTTC).

2G, 3G and 3G+ mobile network development

The France Telecom Group is still investing in the rollout of and quality improvements for its mobile networks. In particular, the Group is pressing ahead with the rollout of HSPA/HSPA+ (High Speed Packet Access) mobile technologies, which allow customers to access high-speed data services. These rollouts are aimed at extending the coverage of high-speed networks, and increasing capacity in order to cope with increased usage of the mobile Internet and to boost performances (user speed, Web page display speed). These investments concern the radio part of the network, as well as the collection part. A specific program (known as Mobile Backhaul Refresh) has been launched to update mobile collection networks. These changes will help both increase collection network capacity, in order to absorb mobile Internet traffic, and use IP technologies, which are more suitable for tomorrow’s traffic, which will be dominated by data traffic, and no longer just “voice” traffic as in the past.

In addition, new operations and new licenses (in Tunisia for instance) will require the building of new networks.

The rollout of radio sites powered by solar panels will continue, particularly in African countries, thereby helping cap CO2 emissions.

Switchover of transport and command networks to all-IP broadband technologies

The France Telecom Group is rolling out the best available technologies for the transport of voice and data communications in transport networks, and the pooling of fixed-line and mobile telephony of these networks, in order to keep up with growth in usage (mobile Internet, television, video on demand). This involves the rollout of IP/MPLS (Internet Protocol/Multi Protocol Label Switching) technologies in transport networks, and Ethernet technologies. In addition, the switchover to IPv6 (version 6 of the IP protocol) is being prepared, making it possible to plan ahead for the future shortage of IPv4 addresses.

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Command networks are also evolving towards IP technologies and matching growth in customer numbers and usage, with the development of “Voice over IP” controlled by the IMS (IP Multimedia Subsystem) network and the “voice” interconnection between operators, which is increasingly done using IP.

Development of international networks (submarine cables)

The LION (Lower Indian Ocean Network) submarine cable project in the Indian Ocean was inaugurated in late December 2009. This 1,400-kilometer cable links Madagascar, Reunion Island and Mauritius. Growth in the international connectivity of African countries via submarine cable is set to continue with the laying of new cables. In particular, the Group is a member of the ACE consortium. The ACE (Africa Coast to Europe) cable, which will stretch for more than 14,000 kilometers, aims to link up all countries lying along the coast of West Africa, from Morocco to South Africa. It will be operational in 2011 and will benefit from the best technology currently in use in the field of submarine cables.

Development of the IT system, service platforms and the associated infrastructures

The transformation of the Group’s IT system to a client-orientated IT system (SOA, Service Oriented Architecture) will continue over the coming years. Particular efforts are being made on quality of service (user satisfaction and improvement in workstations). Projects aimed at smoothing out the customer experience are now underway.

The rollout of service platforms is continuing, with particular use of IMS (IP Multimedia Subsystem) architecture. This IMS architecture, which takes advantage of significant progress in standardization, allows for the progressive convergence of fixed-line and mobile networks, and enables services to be rolled out faster.

IT systems and service platform applications share a technical infrastructure, which is also currently being expanded and reshaped. The regrouping and pooling of this infrastructure in large data centers helps cut unit costs and minimize energy use, thereby helping the Group reduce its environmental impact and helping it become a leading player in the field of “cloud computing” (technologies providing access to IT resources and applications via the Internet, as well as computing and storage capacities located throughout the world, via a simple Web browser).

9.1.3   Analysis by operating segment

This section provides, for the France Telecom Group, an analysis by operating segment of the main operating data (financial data and workforce) and the main operating indicators.

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

Presentation of operating segments

In order to reflect change in its organization, under which its integrated operator strategy and synergies are implemented and extracted at country level, the Group modified its internal reporting procedures on January 1, 2009, moving from analysis by business line to analysis based primarily on geography (see Section 9.1 Analysis of the Group’s financial position and earnings). The Group has seven operating segments:

•

the “France” operating segment houses personal (mobile telephony) and home (fixed-line telephony, Internet and carrier services) communication services in France;

•

the “United Kingdom” operating segment houses personal (mobile telephony) and home (fixed-line telephony and Internet services) communication services in the United Kingdom;

•

the “Spain” operating segment houses personal (mobile telephony) and home (fixed-line telephony and Internet services) communication services in Spain;

•

the “Poland” operating segment houses personal (mobile telephony) and home (fixed-line telephony, Internet services and carrier services) communication services in Poland ;

•

the “Rest of the World” reportable segment houses personal (mobile telephony) and home (fixed-line telephony, Internet services and carrier services) communication services in countries other than France, Poland, Spain and the United Kingdom, i.e. mainly Belgium, Botswana, Cameroon, Dominican Republic, Egypt, Ivory Coast, Jordan, Kenya, Madagascar, Mali, Mauritius, Moldova, Romania, Senegal, Slovakia and Switzerland;

•

the “Enterprise” operating segment houses business communication solutions and services in France and worldwide;

•

the “International Carriers & Shared Services” (hereinafter referred to as “IC & SS”) operating segment houses i) activities relating to the rollout of the international and long-distance network, the laying and maintenance of submarine cables, as well as international sales and carrier services, and ii) shared services hosting support and cross-business functions used by the entire Group, as well as new growth channels (Contents, Health, On-line Advertising). Shared services are largely charged back to the other operating segments via brand royalties, Group services and specific rebilling on a case-by-case basis.

See “Segment information” of the consolidated financial statements and Notes 1 and 2 to the consolidated financial statements.

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Impact of the planned merger of Orange’s and T-Mobile’s activities in the United Kingdom

Due to the prospective joint venture between Orange and T-Mobile in the United Kingdom (see Section 9.1.1.4 Key events in 2009), the United Kingdom operating segment is treated as an operation held for sale. Consequently, the net income and expenses of the United Kingdom operating segment are recorded in the consolidated net income after tax of discontinued operations, and the data reported for the 2007 and 2008 financial years have been restated (see Section 9.1.2.3.4 Consolidated net income after tax of discontinued operations and Notes 3 and 11 to the consolidated financial statements).

The United Kingdom operating segment is still presented as an operating segment in the segment information of the consolidated financial statements.

Operating data by operating segment

The three tables below present, for the France Telecom Group, the key operating data (financial data and workforce) by operating segment for 2009 and 2008 on a comparable basis compared to 2009 and 2008 on a historical basis, 2007 on a comparable basis compared to 2008, and 2007 on a historical basis.

2009

										Discontinued operations
Financial year ended December 31, 2009 (in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enter-prise	IC & SS	Elimina-tions	Total Segments	United Kingdom	Eliminations and other	Total Group
Revenues	23,639	5,108	3,887	3,831	8,308	7,559	1,388	(2,768)	50,952	(5,108)	100	45,944
• external	22,274	5,068	3,836	3,794	7,958	7,074	948	-	50,952	(5,068)	60	45,944
• inter-operating segments	1,365	40	51	37	350	485	440	(2,768)	-	(40)	40	-
External purchases	(8,928)	(3,485)	(2,735)	(1,721)	(3,968)	(4,565)	(3,286)	6,131	(22,557)	3,485	(98)	(19,170)
Other operating income	1,433	68	41	39	129	139	3,113	(4,477)	485	(68)	143	560
Other operating expenses	(1,824)	(343)	(281)	(154)	(520)	(193)	(297)	1,114	(2,498)	343	(133)	(2,288)
Labour expenses	(4,952)	(386)	(181)	(536)	(701)	(1,406)	(1,318)	-	(9,480)	386	-	(9,094)
Gains (losses) on disposal of assets	(12)	(2)	-	8	-	(4)	4	-	(6)	2	-	(4)
Restructuring costs	(82)	(21)	(2)	(5)	(10)	(29)	(85)	-	(234)	21	-	(213)
Share of profit (losses) of associates	(22)	-	-	-	(1)	-	46	-	23	-	-	23
ECFI’s ruling of November 30, 2009	-	-	-	-	-	-	(964)	-	(964)	-	-	(964)
EBITDA	9,252	939	729	1,462	3,237	1,501	(1,399)	-	15,721	(939)	12	14,794
Depreciation and amortization	(2,192)	(687)	(1,001)	(959)	(1,245)	(358)	(662)	-	(7,104)	687	-	(6,417)
Impairment of goodwill	-	(1)	-	(400)	(49)	-	-	-	(450)	1	-	(449)
Impairment of fixed assets	-	-	(2)	(8)	(33)	(19)	(7)	-	(69)	-	-	(69)
Operating income	7,060	251	(274)	95	1,910	1,124	(2,068)	-	8,098	(251)	12	7,859
CAPEX	2,160	355	440	500	1,405	299	500	-	5,659	(355)	-	5,304
Telecommunication licenses	-	-	(7)	-	65	-	-	-	58	-	-	58
Average number of employees	76,137	11,252	3,230	28,096	24,304	20,528	14,853	-	178,400	(11,252)	-	167,148

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2008 - COMPARABLE BASIS  (1)

										Discontinued operations
Financial year ended December 31, 2008 (in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enter-prise	IC & SS	Elimina-tions	Total Segments	United Kingdom	Eliminations and other	Total Group
Revenues	23,627	5,289	4,067	4,202	8,409	7,834	1,345	(2,816)	51,957	(5,289)	132	46,800
• external	22,206	5,232	4,001	4,164	8,090	7,367	897	-	51,957	(5,232)	75	46,800
• inter-operating segments	1,421	57	66	38	319	467	448	(2,816)	-	(57)	57	-
External purchases	(8,963)	(3,555)	(2,958)	(1,755)	(3,905)	(4,817)	(3,135)	6,290	(22,798)	3,555	(201)	(19,444)
Other operating income	1,510	13	10	51	100	143	3,158	(4,621)	364	(13)	237	588
Other operating expenses	(1,660)	(300)	(279)	(200)	(456)	(169)	(267)	1,147	(2,184)	300	(168)	(2,052)
Labour expenses	(4,554)	(378)	(182)	(537)	(646)	(1,387)	(1,099)	-	(8,783)	378	-	(8,405)
Gains (losses) on disposal of assets	(23)	36	(6)	19	10	-	(32)	-	4	(36)	-	(32)
Restructuring costs	(140)	(25)	(38)	(40)	(22)	(26)	(145)	-	(436)	25	-	(411)
Share of profit (losses) of associates	(16)	-	-	-	1	-	(196)	-	(211)	-	(1)	(212)
EBITDA	9,781	1,080	614	1,740	3,491	1,578	(371)	-	17,913	(1,080)	(1)	16,832
Depreciation and amortization	(2,382)	(819)	(1,101)	(1,000)	(1,231)	(364)	(563)	-	(7,460)	819	1	(6,640)
Impairment of goodwill	(32)	-	(140)	-	(95)	-	-	-	(267)	-	-	(267)
Impairment of fixed assets	(6)	-	(3)	25	(1)	(30)	-	-	(15)	-	-	(15)
Operating income	7,361	261	(630)	765	2,164	1,184	(934)	-	10,171	(261)	-	9,910
CAPEX	2,306	405	569	597	1,591	356	864	-	6,688	(405)	-	6,283
Telecommunication licenses	1	-	-	-	269	-	-	-	270	-	-	270
Average number of employees	78,794	11,080	3,490	29,409	24,346	20,374	15,200	-	182,693	(11,080)	-	171,613
(1) Unaudited data. Data on a comparable basis compared to FY 2009. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

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2008 - HISTORICAL BASIS

										Discontinued operations
Financial year ended December 31, 2008 (in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enter-prise	IC & SS	Elimina-tions	Total Segments	United Kingdom	Eliminations and other	Total Group
Revenues	23,726	5,926	4,067	5,184	8,322	7,785	1,349	(2,871)	53,488	(5,926)	137	47,699
• external	22,293	5,864	4,001	5,137	8,000	7,308	885	-	53,488	(5,864)	75	47,699
• inter-operating segments	1,433	62	66	47	322	477	464	(2,871)	-	(62)	62	-
External purchases	(9,104)	(3,966)	(2,957)	(2,169)	(3,866)	(4,805)	(3,183)	6,398	(23,652)	3,966	(207)	(19,893)
Other operating income	1,519	14	10	69	97	119	3,211	(4,659)	380	(14)	238	604
Other operating expenses	(1,671)	(317)	(279)	(246)	(452)	(173)	(252)	1,132	(2,258)	317	(169)	(2,110)
Labour expenses	(4,497)	(424)	(183)	(666)	(642)	(1,395)	(1,153)	-	(8,960)	424	-	(8,536)
Gains (losses) on disposal of assets	(23)	(1)	(6)	24	10	-	7	-	11	1	(41)	(29)
Restructuring costs	(82)	(28)	(38)	(50)	(23)	(23)	(226)	-	(470)	28	-	(442)
Share of profit (losses) of associates	(14)	-	-	-	-	-	(197)	-	(211)	-	1	(210)
EBITDA	9,854	1,204	614	2,146	3,446	1,508	(444)	-	18,328	(1,204)	(41)	17,083
Depreciation and amortization	(2,385)	(917)	(1,102)	(1,234)	(1,213)	(363)	(562)	-	(7,776)	917	-	(6,859)
Impairment of goodwill	(32)	(1)	(140)	-	(98)	-	-	-	(271)	1	-	(270)
Impairment of fixed assets	(6)	-	(2)	31	(1)	(30)	(1)	-	(9)	-	-	(9)
Operating income	7,431	286	(630)	943	2,134	1,115	(1,007)	-	10,272	(286)	(41)	9,945
CAPEX	2,302	453	569	736	1,582	356	869	-	6,867	(453)	-	6,414
Telecommunication licenses	1	-	-	-	272	-	-	-	273	-	-	273
Average number of employees	77,911	11,075	3,490	29,481	24,364	20,403	16,069	-	182,793	(11,075)	-	171,718

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2007 - COMPARABLE BASIS (1)

										Discontinued operations
Financial year ended December 31, 2007 (in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enter-prise	IC & SS	Elimina-tions	Total Segments	United Kingdom	Eliminations and other	Total Group
Revenues	23,295	5,630	4,030	5,184	7,831	7,628	1,247	(2,875)	51,970	(5,630)	137	46,477
• external	21,776	5,577	3,963	5,141	7,562	7,196	755	-	51,970	(5,577)	84	46,477
• inter-operating segments	1,519	53	67	43	269	432	492	(2,875)	-	(53)	53	-
External purchases	(8,612)	(3,825)	(2,953)	(2,103)	(3,580)	(4,887)	(2,890)	6,436	(22,414)	3,825	(214)	(18,803)
Other operating income	1,542	14	21	79	85	122	3,240	(4,661)	442	(14)	255	683
Other operating expenses	(1,783)	(305)	(315)	(298)	(372)	(180)	(232)	1,100	(2,385)	305	(176)	(2,256)
Labour expenses	(4,724)	(424)	(188)	(685)	(676)	(1,408)	(1,280)	-	(9,385)	424	-	(8,961)
Gains (losses) on disposal of assets	2	(5)	(6)	10	(2)	5	756	-	760	5	-	765
Restructuring costs	(58)	(17)	(3)	-	(8)	(28)	(89)	-	(203)	17	-	(186)
Share of profit (losses) of associates	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	9,662	1,068	586	2,187	3,278	1,252	752	-	18,785	(1,068)	2	17,719
Depreciation and amortization	(2,664)	(890)	(1,148)	(1,265)	(1,066)	(422)	(546)	-	(8,001)	890	-	(7,111)
Impairment of goodwill	-	-	-	-	-	-	(26)	-	(26)	-	-	(26)
Impairment of fixed assets	-	-	(1)	1	(17)	(93)	4	-	(106)	-	-	(106)
Operating income	6,998	178	(563)	923	2,195	737	184	-	10,652	(178)	2	10,476
CAPEX	2,285	448	642	1,038	1,453	407	739	-	7,012	(448)	-	6,564
Telecommunication licenses	-	-	-	-	81	-	-	-	81	-	-	81
Average number of employees	81,204	10,783	3,687	31,510	26,344	19,574	16,531	-	189,633	(10,783)	-	178,850
(1) Unaudited data. Data on a comparable basis compared to FY 2008. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

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2007 - HISTORICAL BASIS

										Discontinued operations
Financial year ended December 31, 2007 (in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enter-prise	IC & SS	Elimina-tions	Total Segments	United Kingdom	Eliminations and other	Total Group
Revenues	23,267	6,540	3,963	4,825	8,287	7,723	1,240	(2,886)	52,959	(6,540)	149	46,568
• external	21,762	6,478	3,896	4,785	8,009	7,289	740	-	52,959	(6,478)	87	46,568
• inter-operating segments	1,505	62	67	40	278	434	500	(2,886)	-	(62)	62	-
External purchases	(8,628)	(4,419)	(2,844)	(1,967)	(3,921)	(4,932)	(2,897)	6,452	(23,156)	4,419	(226)	(18,963)
Other operating income	1,545	24	27	83	93	121	3,246	(4,699)	440	(24)	264	680
Other operating expenses	(1,782)	(331)	(305)	(268)	(389)	(179)	(239)	1,133	(2,360)	331	(184)	(2,213)
Labour expenses	(4,687)	(491)	(171)	(642)	(684)	(1,447)	(1,283)	-	(9,405)	491	-	(8,914)
Gains (losses) on disposal of assets	2	(6)	(6)	9	(2)	5	767	-	769	6	-	775
Restructuring costs	(58)	(20)	(3)	-	(9)	(28)	(90)	-	(208)	20	1	(187)
Share of profit (losses) of associates	-	-	-	-	4	-	-	-	4	-	-	4
EBITDA	9,659	1,297	661	2,040	3,379	1,263	744	-	19,043	(1,297)	4	17,750
Depreciation and amortization	(2,657)	(1,034)	(1,129)	(1,172)	(1,147)	(421)	(551)	-	(8,111)	1,034	-	(7,077)
Impairment of goodwill	-	-	-	-	-	-	(26)	-	(26)	-	-	(26)
Impairment of fixed assets	-	-	(1)	1	(18)	(93)	4	-	(107)	-	-	(107)
Operating income	7,002	263	(469)	869	2,214	749	171	-	10,799	(263)	4	10,540
CAPEX	2,277	520	624	962	1,488	407	701	-	6,979	(520)	-	6,459
Telecommunication licenses	-	-	-	-	85	-	-	-	85	-	-	85
Average number of employees	80,904	10,893	3,410	31,789	21,146	19,288	16,369	-	183,799	(10,893)	-	172,906

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9.1.3.1   France

FRANCE (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	23,639	23,627	23,726	0.1%	(0.4)%	23,267
EBITDA (2)	9,252	9,781	9,854	(5.4)%	(6.1)%	9,659
EBITDA/Revenues	39.1%	41.4%	41.5%			41.5%
Operating income	7,060	7,361	7,431	(4.1)%	(5.0)%	7,002
Operating income/Revenues	29.9%	31.2%	31.3%			30.1%
CAPEX (2)	2,160	2,306	2,302	(6.3)%	(6.2)%	2,277
CAPEX/Revenues	9.1%	9.8%	9.7%			9.8%
Average number of employees	76,137	78,794	77,911	(3.4)%	(2.3)%	80,904

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The “France” operating segment houses personal (mobile telephony) and home (fixed-line telephony, Internet and carrier services) communication services in France.

9.1.3.1.1  Revenues - France

On a historical basis, the revenues of the France operating segment fell by 0.4% to 23,639 million euros between 2008 and 2009. This reduction takes into account the disposal of Web businesses Topachat.com and Clust.com on February 27, 2009, with a negative impact of 73 million euros year-on-year.

On a comparable basis, the revenues of the France operating segment increased by 0.1% between 2008 and 2009. This virtual stability was driven by the mobile and Internet businesses, despite constant price pressure, offsetting the ongoing contraction in switched telephony.

Personal Communication Services in France

2009 vs. 2008

On a historical basis, personal communication services revenues increased by 2.4% between 2008 and 2009.

On a comparable basis, personal communication services revenues in France increased by 2.6% between 2008 and 2009, despite the reduction in mobile call termination prices as of July 1, 2009. Excluding this regulatory impact, revenues would have increased by 5.0% between 2008 and 2009. The increase was attributable to:

•

in large part, i) a 4.5% increase year-on-year in the total number of customers to 26.3 million as of December 31, 2009, and ii) growth in the percentage of customers on contracts to 68.1% of total customers as of December 31, 2009, compared with 67.4% a year earlier; and

•

growth in the personal services revenues (see the Financial glossary appendix), linked to the strong growth in “non-voice” services revenues (see the Financial glossary appendix), which more than offset the contraction in “voice” revenues. In 2009, “non-voice” services revenues accounted for 25.9% of personal services revenues, up from 21.3% in 2008.

Average “voice” usage per user, or AUPU (see the Financial glossary appendix), fell by 3% between December 31, 2008 and December 31, 2009, while “data” AUPU increased by 155% with the emergence of new usages and smartphones.

Excluding regulatory impact, annual average revenue per user, or ARPU (see “Financial glossary“), increased by 1.6% between December 31, 2008 and December 31, 2009, due to the increase in “non-voice” usages, both text messaging (SMS) and multimedia usages, illustrated in part by the growth of 3G key sales.

2008 vs. 2007

On a historical basis, personal communication services revenues in France increased by 5.2% between 2007 and 2008. This increase was attributable to:

•

in large part, a 4.0% increase year-on-year in the total number of customers to nearly 25.2 million as of December 31, 2008, and growth in the percentage of customers on contracts to 67.4% of total customers as of December 31, 2008, compared with 64.8% a year earlier;

•

growth in personal services revenues linked to strong growth in “non-voice” services revenues and slight growth in “voice” revenues. The share of “non-voice” services revenues in personal services revenues was 20.7% as of December 31, 2008, compared with 17.3% a year earlier; and

•

to a lesser extent, strong growth in equipment revenues (see the Financial glossary appendix), driven in part by the release of the iPhone 3G.

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Home Communication Services in France

2009 vs. 2008

On a historical basis, home communication services revenues in France fell by 2.1% between 2008 and 2009.

On a comparable basis, home communication services revenues in France fell by 1.5% between 2008 and 2009 to 14,076 million euros. Excluding the impact of regulatory cuts to rates for wholesale Internet access and interconnection to France Telecom’s switched network, revenues would have fallen by 0.4% year-on-year.

Between 2008 and 2009, home communication services revenues in France fell by 1.5% on a comparable basis. This change is analyzed below for each of the three components of home communication services revenues in France.

Consumer services

On a comparable basis, consumer services revenues fell by 0.6% between 2008 and 2009 to 8,734 million euros, due to the ongoing contraction in Public Switched Telephone Network (PSTN) revenues, partially offset by fast growth in ADSL broadband services. ARPU of consumer fixed-line services (see the Financial glossary appendix) moved up sharply, from 32.9 euros in 2008 to 34.2 euros in 2009, driven by growth in Internet services. The year-on-year change in consumer services revenues stemmed from:

•

a 15.9% increase in revenues from consumer on-line and Internet access services, linked to the fast growth in ADSL broadband services: 7% growth in the number of consumer customers using ADSL broadband services, 12% growth in the number of Liveboxes leased, 18% growth in the number of subscribers to “Voice over IP” services and 44.6% growth in the number of subscribers to “ADSL TV” offers;

•

a 13.3% decline in revenues from Consumer Calling services, attributable mainly to i) the decline in switched telephone traffic market (measured by interconnection) due to the growth in “Voice over IP” services, and ii) the impact of rate cuts. The reduction in revenues is correlated to that of total Public Switched Telephone Network (PSTN) traffic billed to France Telecom customers, which was down 12.8% year-on-year; and

•

an 8.5% decline in Consumer Subscriptions revenues due to the growth in full unbundling, wholesale line rentals (WLR) and wholesale of naked ADSL access to third-party Internet service providers (revenues of which are included in “Carrier Services” revenues described below).

Carrier services

On a comparable basis, carrier services revenues fell by 0.6% to 4,644 million between 2008 and 2009. This slight decline was attributable to:

•

a 2.7% fall in Other Carrier Services revenues, namely a decline in both traffic and transmission rates on France Telecom’s switched network;

•

partially offset by a 0.3% increase in Domestic Carrier services revenues due mainly to the continued increase in the full unbundling of telephone lines, naked DSL and wholesale line rentals, which made up for cuts to rates in January and July 2009, preceded by another cut in July 2008. Domestic interconnection revenues fell by 15.8% over the year due to the decline in traffic and cuts to interconnection rates in October 2008 and July 2009.

Other home communication services

On a comparable basis, other home communication services revenues fell by 16.3% between 2008 and 2009, due to a 26% drop in public phone traffic on the one hand and the downward trend in phone terminal leasing business on the other hand. In addition, the decision to start charging Internet hotline services at the price of a local call as of June 1, 2008 and the discontinuation of the e-commerce business contributed to the year-on-year decline in revenues.

2008 vs. 2007

On a historical basis, home communication services revenues in France fell by 0.2% between 2007 and 2008. This decline takes into account the impact of internal reorganizations between operating segments without any impact at Group level.

On a comparable basis, home communication services revenues in France fell by 0.4% to 14,374 million euros between 2007 and 2008. This slight drop is analyzed below for each of the three components of home communication services revenues in France.

Consumer services

On a comparable basis, the 0.9% decline in consumer services revenues to 8,795 million euros between 2007 and 2008 was attributable to the contraction in the Public Switched Telephone Network (PSTN) business, which was not quite offset by the fast growth in ADSL broadband services.

Carrier services

On a comparable basis, carrier services revenues totaled 4,684 million euros in 2008, up 3.3% compared with 2007. This year-on-year growth was attributable to:

•

a 6.3% increase in Domestic Carrier services revenues linked for the most part to fast growth in the ADSL broadband market and, in particular, the unbundling of telephone lines;

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•

partially undermined by a 3.6% fall in Other Carrier services revenues, stemming from the reduction in revenues of services supplied to other France Telecom Group operating segments.

Other home communication services

On a comparable basis, other home communication services revenues in France fell by 12.2% to 895 million euros between 2007 and 2008. The fall resulted mainly from the decline in mature businesses (public phone traffic, phone terminal leasing business excluding ADSL) and the implementation in France in July 2008 of a new law aimed at fostering competition to the benefit of consumers (known as the “Chatel Law”).

9.1.3.1.2  EBITDA - France

2009 vs. 2008

On a historical basis, the EBITDA of the France operating segment fell by 6.1% between 2008 and 2009.

On a comparable basis, the EBITDA of the France operating segment fell by 5.4% or 529 million euros between 2008 and 2009. In 2009, the EBITDA of the France operating segment included a 461 million euro provision covering the implementation of the “Part-Time Seniors” plan, following the signing in November 2009 of an agreement concerning the employment of older personnel (see Section 9.1.1.4 Key events in 2009). Excluding this provision, EBITDA would have totaled 9,713 million euros in 2009, down 0.7% (68 million euros) compared with 2008, with the ratio of EBITDA to revenues reaching 41.1%.

This decline was attributable mainly to:

•

a 151 million euro increase in content purchases, particularly for Orange sport and Orange cinéma séries over the full year, as opposed to half a year in 2008;

•

a 86 million euro increase in taxes and other operating taxes, resulting mainly from the introduction of a new audiovisual tax; and

•

a fine imposed by the competition authority on Orange Caraïbe, with an impact of 35 million euros on the EBITDA of the France operating segment.

These increased expenses were partially offset by:

•

a 75 million euro reduction in commercial expenses, largely attributable to lower advertising, promotional, sponsoring and rebranding costs due to the non-renewal in 2009 of one-time marketing operations organized in 2008;

•

a 63 million reduction in labour expenses, excluding the provision covering the “Part-Time Seniors” plan; and

•

a 49 million euro saving on service fees and inter-operator costs stemming from the positive impact of the cuts to fixed and mobile call termination prices, covering the impact of increased traffic, particularly text messaging (SMS).

2008 vs. 2007

On a historical basis, the EBITDA of the France operating segment increased by 2% or 195 million euros between 2007 and 2008.

On a comparable basis, the EBITDA of the France operating segment increased by 2% or 191 million euros between 2007 and 2008. The increase was attributable mainly to i) a 431 million increase in revenues, ii) a 227 million reduction in labour expenses, partially offset by iii) an increase in commercial expenses and content purchases, for a total of 488 million euros. The increase in commercial expenses between 2007 and 2008 reflected i) efforts made to promote and develop mobile broadband handsets in a fiercely competitive environment, translating into an increase in the number of mobile broadband services customers to more than 11 million as of December 31, 2008 (an increase of 49% compared with December 31, 2007), and ii) the continued development of PCM (Programme Changer de Mobile) offers, which have helped cut the churn rate among customers on contract.

9.1.3.1.3  Operating income - France

2009 vs. 2008

On a historical basis, the operating income of the France operating segment fell by 5% to 7,060 million euros between 2008 and 2009.

On a comparable basis, the operating income of the France operating segment fell by 4.1% year-on-year. The fall in EBITDA between 2008 and 2009 was not completely offset by the reduction in depreciation and amortization.

2008 vs. 2007

On a historical basis, the operating income of the France operating segment increased by 6.1% or 430 million euros between 2007 and 2008.

On a comparable basis, the operating income of the France operating segment increased by 6.2% between 2007 and 2008. The improvement in operating income was attributable mainly to the increase in EBITDA and the 280 million euro reduction in depreciation and amortization, relating mainly to the mobile businesses.

9.1.3.1.4  Capital expenditures on tangible and intangible assets excluding licenses - France

2009 vs. 2008

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the France operating segment fell by 6.2% year-on-year to 2,160 million euros in 2009.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the France operating segment fell by 6.3% or 146 million euros year-on-year. The decline was attributable mainly to i) a reduction in investments to extend fiber optic networks, and ii) a reduction in ADSL capacity investments due to slower growth in the fixed broadband user base (mature market).

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In addition, growth in mobile 3G investments, which enabled the Group to achieve coverage of more than 87% of the population as of end-2009, offset the reduction in 2G mobile network investments between 2008 and 2009.

2008 vs. 2007

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the France operating segment increased by 1.1% or 26 million euros between 2007 and 2008.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the France operating segment increased by 0.8% or 18 million euros between 2007 and 2008. The increase related mainly to fixed access networks, owing to the pre-rollout of fiber optics, partially offset by i) the fact that investments were brought forward to end-2007 as opposed to early 2008, and ii) the reduction in 2G capacity investments in areas covered by 3G and discounts obtained from equipment manufacturers on the purchase of 3G network equipment.

9.1.3.2   United Kingdom

UNITED KINGDOM (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	5,108	5,289	5,926	(3.4)%	(13.8)%	6,540
EBITDA (2)	939	1,080	1,204	(13.1)%	(22.0)%	1,297
EBITDA/Revenues	18.4%	20.4%	20.3%			19.8%
Operating income	251	261	286	(3.5)%	(12.0)%	263
Operating income/Revenues	4.9%	4.9%	4.8%			4.0%
CAPEX (2)	355	405	453	(12.3)%	(21.7)%	520
CAPEX/Revenues	6.9%	7.6%	7.6%			8.0%
Average number of employees	11,252	11,080	11,075	1.6%	1.6%	10,893

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The “United Kingdom” operating segment houses personal (mobile telephony) and home (fixed-line telephony and Internet) communication services in the United Kingdom.

9.1.3.2.1  Revenues - United Kingdom

On a historical basis, the revenues of the United Kingdom operating segment fell by 13.8% to 5,108 million euros between 2008 and 2009. This reduction was attributable mainly to the negative impact of foreign exchange fluctuations, which represented 637 million euros year-on-year.

On a comparable basis, the revenues of the United Kingdom operating segment fell by 3.4% between 2008 and 2009, as the British economy entered its deepest recession in 50 years.

Personal Communication Services in the United Kingdom

2009 vs. 2008

On a historical basis, personal communication services revenues in the United Kingdom fell by 13.3% to 4,931 million euros between 2008 and 2009. The decline was attributable mainly to the negative impact of foreign exchange fluctuations, which represented 611 million euros year-on-year.

On a comparable basis, personal communication services revenues in the United Kingdom fell by 2.9% between 2008 and 2009, due to the impact of cuts to call termination prices and roaming rates. Excluding the impact of cuts to call termination prices and roaming rates, revenues would have increased by 0.9% between 2008 and 2009. This growth was attributable to:

•

a 3.2% increase in the total number of customers, with 16.5 million customers as of December 31, 2009, compared with 16.0 million customers as of December 31, 2008. This included an 11.8% increase in the number of customers on contracts, whose share in the total number of customers firmed to 41.8% as of December 31, 2009;

•

growth in “non-voice” services revenues, driven by the increase in the number of customers using broadband on their mobile telephone.

Due to the reduction in regulated rates, the success of low-cost contracts (voice and SMS), and low-price mobile Internet offers, ARPU fell from 272 pounds sterling to 257 pounds sterling between 2008 and 2009.

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2008 vs. 2007

On a historical basis, personal communication services revenues in the United Kingdom fell by 8.5% between 2007 and 2008. The decline was due to the negative impact of fluctuations by the pound sterling against the euro, which represented 865 million euros year-on-year.

On a comparable basis, personal communication services revenues in the United Kingdom increased by 6.3% or 336 million euros between 2007 and 2008. This was attributable to:

•

a 2.3% increase in the total number of customers between December 31, 2007 and December 31, 2008 (or nearly 0.4 million additional customers), bringing the total to 16.0 million customers as of December 31, 2008, compared with 15.6 million a year earlier;

•

significant growth in “non-voice” services revenues, owing to an increase in text messaging (SMS) and increased data traffic; and

•

growth in “voice” traffic, with AUPU up 12.5% year-on-year as of December 31, 2008, in conjunction with a 2.6% increase in ARPU to 272 pounds sterling.

Home Communication Services in the United Kingdom

2009 vs. 2008

On a historical basis, home communication services revenues in the United Kingdom fell by 24.2% to 235 million euros between 2008 and 2009. This takes into account the negative impact of foreign exchange fluctuations for a total of 33 million euros.

On a comparable basis, home communication services revenues in the United Kingdom fell by 14.9% year-on-year on the back of a 16% drop in the number of Internet broadband customers from 1 million as of December 31, 2008 to about 840,000 as of December 31, 2009.

2008 vs. 2007

On a historical basis, home communication services revenues in the United Kingdom fell by 22.9% to 311 million euros between 2007 and 2008, due mainly to the negative impact of foreign exchange fluctuations for a total of 56 million euros.

On a comparable basis, home communication services revenues in the United Kingdom fell by 10.5% or 36 million euros between 2007 and 2008. The fall was partly attributable to a 12.1% year-on-year reduction in the number of Internet broadband (ADSL) customers.

9.1.3.2.2  EBITDA - United Kingdom

2009 vs. 2008

On a historical basis, the EBITDA of the United Kingdom operating segment fell by 22.0% compared with 2008 to 939 million euros in 2009, due mainly to the negative impact of foreign exchange fluctuations, which totaled 165 million euros.

On a comparable basis, the EBITDA of the United Kingdom operating segment fell by 13.1% or 142 million euros between 2008 and 2009. The fall in the EBITDA of the United Kingdom operating segment resulted mainly from the drop in revenues linked to heightened regulatory pressure, and an increase in customer retention and acquisition costs.

2008 vs. 2007

On a historical basis, the EBITDA of the United Kingdom operating segment fell by 7.1% between 2007 and 2008 to 1,204 million euros, due mainly to the negative impact of foreign exchange fluctuations for a total of 226 million euros.

On a comparable basis, the EBITDA of the United Kingdom operating segment increased by 12.7% or 136 million euros between 2007 and 2008. The increase stemmed mainly from revenue growth, partially offset by i) an increase in service fees and inter-operator costs linked to abundance offers, particularly the use of text messaging (SMS), which generates an increase in inter-operator traffic, ii) an increase in real estate fees due to growth in the number of Orange stores from 337 in 2007 to 357 in 2008 and iii) an increase in commercial expenses attributable to the competitive environment.

9.1.3.2.3  Operating income - United Kingdom

2009 vs. 2008

On a historical basis, the operating income of the United Kingdom operating segment totaled 251 million euros in 2009, compared with 286 million euros in 2008, a fall of 34 million euros attributable mainly to the negative impact of foreign exchange fluctuations, which represented 66 million euros, partially offset by the impact of changes in the scope of consolidation and other changes, amounting to 41 million euros year-on-year.

On a comparable basis, the operating income of the United Kingdom operating segment fell by 3.5% or 10 million euros between 2008 and 2009. The year-on-year decline in EBITDA (142 million euros) was almost totally offset by the reduction in depreciation and amortization (133 million euros), linked mainly to the end of amortizations as of November 2009 due to the pending disposal of Orange in the United Kingdom.

2008 vs. 2007

On a historical basis, the operating income of the United Kingdom operating segment totaled 286 million euros in 2008, compared with 263 million euros in 2007, an increase of 23 million euros year-on-year, of which 82 million attributable to the negative impact of foreign exchange fluctuations.

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On a comparable basis, the operating income of the United Kingdom operating segment increased by 60.4% between 2007 and 2008, thanks mainly to stronger EBITDA, partially offset by an increase of 27 million euros in depreciation and amortization.

9.1.3.2.4  Capital expenditures on tangible and intangible assets excluding licenses - United Kingdom

2009 vs. 2008

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the United Kingdom operating segment fell by 21.7% to 355 million euros between 2008 and 2009. Half the decline was attributable to the impact of foreign exchange fluctuations, which represented 48 million euros year-on-year.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the United Kingdom operating segment fell by 12.3% between 2008 and 2009 due to the plan to reduce and optimize capital expenditures in line with the decline in business.

2008 vs. 2007

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the United Kingdom operating segment fell by 12.9% year-on-year to 453 million euros in 2008, due mainly to the negative impact of foreign exchange fluctuations, which represented 72 million euros year-on-year.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the United Kingdom operating segment increased by 1.2% between 2007 and 2008, following the increase in capital expenditures relating to 3G network infrastructure and the rollout of service platforms.

9.1.3.3   Spain

SPAIN (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	3,887	4,067	4,067	(4.4)%	(4.4)%	3,963
EBITDA (2)	729	614	614	18.8%	18.8%	661
EBITDA/Revenues	18.8%	15.1%	15.1%			16.7%
Operating income	(274)	(630)	(630)	(56.5)%	(56.5)%	(469)
Operating income/Revenues	(7.0)%	(15.5)%	(15.5)%			(11.8)%
CAPEX (2)	440	569	569	(22.6)%	(22.6)%	624
CAPEX/Revenues	11.3%	14.0%	14.0%			15.7%
Average number of employees	3,230	3,490	3,490	(7.5)%	(7.5)%	3,410

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The “Spain” operating segment houses personal (mobile telephony) and home (fixed-line telephony and Internet) communication services in Spain.

9.1.3.3.1  Revenues - Spain

On a historical basis and on a comparable basis, the revenues of the Spain operating segment fell by 4.4% to 3,887 million euros between 2008 and 2009, amidst a very severe recession.

Personal Communication Services in Spain

2009 vs. 2008

On a historical basis and on a comparable basis, personal communication services revenues in Spain fell by 4.3% to 3,216 million euros between 2008 and 2009. The decline was attributable to a 9% fall in ARPU, on the back of rate reductions linked to the intensification of the competitive environment and the negative impact of cuts to call termination prices, partially offset by:

•

a 4.4% increase in the total number of customers to 11.9 million as of December 31, 2009. The increase in the total number of customers broke down as a 3.5% increase in the number of customers on contracts and a 5.7% increase in the number of customers on prepaid offers. Customers on contracts accounted for 56.0% of the total number of customers as of December 31, 2009; and

•

a slight increase to 150 minutes in average usage per user (AUPU) as of December 31, 2009.

2008 vs. 2007

On a historical basis, personal communication services revenues in Spain fell by 0.8% between 2007 and 2008. This takes into account the negative impact of changes in the scope of consolidation and other changes for 35 million euros.

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On a comparable basis, personal communication services revenues in Spain increased by 0.2% between 2007 and 2008. This change resulted from i) a 2.6% increase in the total number of customers to 11.4 million as of December 31, 2008, including an 8.0% increase in the number of customers on contracts and a 102.9% increase in the number of broadband customers, partially offset by ii) a 3.3% fall in ARPU due to the reduction in rates and the impact of cuts to call termination prices, as well as more muted growth in usage (AUPU) with the economic slowdown.

Home Communication Services in Spain

2009 vs. 2008

On a historical basis and on a comparable basis, home communication services revenues in Spain fell by 4.9% to 671 million euros between 2008 and 2009. The decline resulted from falls in business services revenues and wholesale activity, partially offset by increased broadband revenues. The increase of roughly 1.7% in broadband revenues stemmed in large part from a 3% increase in broadband ARPU, partially offset by a 6.7% fall in the number of customers.

2008 vs. 2007

On a comparable basis, home communication services revenues in Spain increased by 4.3% (22.7% on a historical basis) to 705 million euros between 2007 and 2008, due in large part to the adoption of “All in One” offers.

9.1.3.3.2  EBITDA - Spain

2009 vs. 2008

On a historical basis and on a comparable basis, the EBITDA of the Spain operating segment increased by 18.8% to 729 million euros between 2008 and 2009. This 115 million euro increase year-on-year was mainly attributable to i) a 170 million euro reduction in service fees and inter-operator costs, in line with growth in unbundling and cuts to call termination prices, ii) a 36 million euro reduction in commercial expenses, stemming largely from lower mobile customer acquisition costs, and iii) a 36 million euro fall in restructuring costs. These positive effects were partially offset by a 180 million euro fall in revenues between 2008 and 2009.

2008 vs. 2007

On a historical basis, the EBITDA of the Spain operating segment fell by 7.2% to 614 million euros between 2007 and 2008, due mainly to the negative impact of changes in the scope of consolidation and other changes, which amounted to 76 million euros year-on-year.

On a comparable basis, the EBITDA of the Spain operating segment increased by 4.8% between 2007 and 2008. The improvement stemmed largely from a reduction in customer acquisition costs, a fall in other operating expenses (net of other operating income) and a fall in advertising expenditure. These reduced expenses were partially offset by customer-retention efforts and an increase in provisions on trade receivables linked to the economic environment.

9.1.3.3.3  Operating income - Spain

2009 vs. 2008

On a historical basis and on a comparable basis, the operating income of the Spain operating segment increased by 56.5% between 2008 and 2009, due to the recognition of impairment of goodwill in 2008, the increase in EBITDA and reduced depreciation and amortization.

2008 vs. 2007

On a historical basis, the operating income of the Spain operating segment fell by 34.1% between 2007 and 2008 (11.7% on a comparable basis), due mainly to impairment of goodwill totaling 140 million euros, based on the market value of the fixed-line business in Spain. This valuation reflected a sharp fall in the market value of revenues per broadband subscriber observed in comparable transactions in 2008.

9.1.3.3.4  Capital expenditures on tangible and intangible assets excluding licenses - Spain

2009 vs. 2008

On a historical basis and on a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses fell by 129 million euros to 440 million euros between 2008 and 2009, mainly due to reduced equipment investments by broadband customers and the recycling of returned equipment.

2008 vs. 2007

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses fell by 8.9% or 55 million euros between 2007 and 2008.

On a comparable basis, the 11.5% or 74 million euros fall in the capital expenditures on tangible and intangible assets excluding licenses between 2007 and 2008 was linked to the fall in capital expenditures on the mobile businesses, attributable mainly to reduced investments on the 2G network.

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9.1.3.4   Poland

POLAND (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	3,831	4,202	5,184	(8.8)%	(26.1)%	4,825
EBITDA (2)	1,462	1,740	2,146	(16.0)%	(31.9)%	2,040
EBITDA/Revenues	38.2%	41.4%	41.4%			42.3%
Operating income	95	765	943	(87.5)%	(89.9)%	869
Operating income/Revenues	2.5%	18.2%	18.2%			18.0%
CAPEX (2)	500	597	736	(16.2)%	(32.0)%	962
CAPEX/Revenues	13.1%	14.2%	14.2%			19.9%
Average number of employees	28,096	29,409	29,481	(4.5)%	(4.7)%	31,789

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The “Poland” operating segment houses personal (mobile telephony) and home (fixed-line telephony, Internet and carrier) communication services in Poland.

9.1.3.4.1  Revenues - Poland

On a historical basis, the revenues of the Poland operating segment fell by 26.1% to 3,831 million euros between 2008 and 2009. The decline stemmed mainly from the negative impact of foreign exchange fluctuations, which represented 982 million euros year-on-year. The average exchange rate went from 3.50 zlotys per euro in 2008 to 4.32 zlotys per euro in 2009.

On a comparable basis, the revenues of the Poland operating segment fell by 8.8% between 2008 and 2009. Excluding regulatory impact, revenues would have fallen by 3.3% year-on-year.

Personal Communication Services in Poland

2009 vs. 2008

On a historical basis, personal communication services revenues in Poland fell by 27.2% to 1,792 million euros between 2008 and 2009. This decline takes into account the negative impact of foreign exchange fluctuations for 466 million euros.

On a comparable basis, personal communication services revenues in Poland fell by 10.2% year-on-year. Excluding the impact of cuts to call termination prices and roaming rates, revenues would have fallen by 1.3% between 2008 and 2009.

The 10.2% decline in personal communication services revenues in Poland on a comparable basis between 2008 and 2009 was attributable mainly to a 10.5% fall in ARPU between December 31, 2008 and December 31, 2009, stemming chiefly from i) lower outgoing call prices following the introduction of new abundance offers and ii) cuts to call termination prices (15% reduction in May 2008, 36% in the first quarter of 2009 and 23% in July 2009), iii) partially offset by:

•

a 7.4% increase in the number of customers on contracts to about 6,624,000 as of December 31, 2009, or more than 456,000 additional customers compared with December 31, 2008. Customers on contracts accounted for 48.3% of the total number of customers as of December 31, 2009 compared with 43.5% as of December 31, 2008. The 3.3% decline in the total number of customers between December 31, 2008 and December 31, 2009 reflects the fall in the number of customers with prepaid offers, linked to the final phase of the rationalization of the inactive prepaid customer base. The number of customers on prepaid offers accordingly fell by about 925,000 between December 31, 2008 and December 31, 2009; and

•

a 21% increase in AUPU, which totaled 136 minutes, driven by new abundance offers.

2008 vs. 2007

On a historical basis, personal communication services revenues in Poland increased by 15.3% to 2,460 million euros between 2007 and 2008. This increase takes into account the positive impact of foreign exchange fluctuations for a total of 168 million euros year-on-year.

On a comparable basis, personal communication services revenues in Poland increased by 6.9% between 2007 and 2008. Excluding the impact of cuts to call termination prices and roaming rates, revenues would have increased by 11.1% year-on-year.

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The growth of 6.9% in personal communication services revenues on a comparable basis in Poland between 2008 and 2009 was attributable to:

•

an 11.0% increase in the number of customers on contracts to about 6,168,000 as of December 31, 2008, or more than 612,000 additional customers compared with December 31, 2007, despite slower growth in the total number of customers year-on-year due to the decline in the number of customers on prepaid offers; and

•

an 11.2% increase in AUPU, which totaled 112 minutes, driven by new abundance offers and the increase in the number of customers for mobile broadband services to a total of 4.6 million, an increase of 54.8% between December 31, 2007 and December 31, 2008.

The contrasting 0.2% fall in ARPU between December 31, 2007 and December 31, 2008 resulted mainly from lower prices for outgoing calls and cuts to call termination prices (15% reduction on May 1, 2008).

Home Communication Services in Poland

2009 vs. 2008

On a historical basis, home communication services revenues in Poland fell by 23.2% to 2,281 million euros between 2008 and 2009. The decline takes into account the negative impact of foreign exchange fluctuations for a total of 563 million euros.

On a comparable basis, home communication services revenues in Poland fell by 5.3% year-on-year, due largely to a 17.1% drop in “voice” revenues stemming from:

•

an approximately 924,000 drop in the number of fixed-line telephony customers, compounded by a fall in prices. The decline in the number of customers was linked to the substitution of mobile telephony for fixed-line telephony and customer migration to wholesale offers (up about 313,000 customers);

•

a near 29% reduction in the price of consumer calls to mobiles in the wake of three cuts to call termination prices (15% in May 2008, 36% in March 2009 and 23% in July 2009); and

•

a fall in the proportion of “voice” traffic to 75.2% as of December 31, 2009, down 2.6 points compared with December 31, 2008.

These effects were partially offset by an increase in revenues from growing services such as broadband Internet access and data transmission. On a comparable basis, broadband Internet access revenues increased by 6.2% between 2008 and 2009, driven, on the one hand, by a 3.7% increase in the number of Internet broadband customers and, on the other hand, by growth in ARPU fuelled by the customer migration to higher bandwidth. Lastly, wholesale revenues increased by 11.9% (with about 313,000 additional customers over the period) to 250 million euros in 2009, due to the increase in the number of wholesale subscriptions sold.

2008 vs. 2007

On a historical basis, home communication services revenues in Poland increased by 3.5% between 2007 and 2008 to 2,972 million euros. This increase takes into account i) the positive impact of foreign exchange fluctuations for a total of 225 million euros, partially offset by ii) the negative impact of changes in the scope of consolidation and other changes for 21 million euros.

On a comparable basis, personal communication services revenues in Poland fell by 3.4% between 2007 and 2008 due largely to:

•

a decline in “voice” revenues, reflecting, in a highly competitive and regulated environment, the fall in the number of fixed-line telephony customers linked to the substitution of mobile telephony for fixed-line telephony and customer migration to wholesale offers;

•

an erosion of market share, which totaled 75.3% (down 6.8 points) in consumer fixed-line access and 77.7% (down 0.9 points) for traffic;

•

which partially wiped out the increase in revenues from growing services such as broadband Internet access and the corporate network management business. Broadband Internet access revenues increased by 15.1% between 2007 and 2008. These favorable trends offset the fall in low-speed Internet revenues, which accounted for 2.0% of Internet access services revenues.

9.1.3.4.2  EBITDA - Poland

2009 vs. 2008

On a historical basis, the EBITDA of the Poland operating segment fell by 31.9% between 2008 and 2009 to 1,462 million euros. The decline was largely attributable to the negative impact of foreign exchange fluctuations, which represented 408 million euros year-on-year.

On a comparable basis, the EBITDA of the Poland operating segment fell by 16% or 279 million euros between 2008 and 2009, due to:

•

the 372 million euro fall in revenues;

•

a 25 million euro increase in real estate fees, due to the sale of premises that are now being leased back, and higher energy prices in Poland;

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•

a 33 million euro increase in commercial expenses on the back of the increase in the value of the euro (purchases of mobile handsets being made in euros);

•

partially offset by i) cuts to interconnection charges and the fall in call termination prices for 103 million euros, and ii) the reduction in restructuring costs for a total of 35 million euros.

2008 vs. 2007

On a historical basis, the EBITDA of the Poland operating segment increased by 5.2% to 2,146 million euros between 2007 and 2008. The increase was attributable in large part to the positive impact of foreign exchange fluctuations, which represented 160 million euros year-on-year.

On a comparable basis, the EBITDA of the Poland operating segment fell by 1.9% or 41 million euros between 2007 and 2008. This was attributable to:

•

an increase in external purchases for a total of 67 million euros, due largely to i) an increase in commercial expenses and content purchases, ii) an increase in service fees and costs paid to other operators, due to increases in the number of customers and usage, and iii) higher real estate fees;

•

an increase in restructuring costs for a total of 49 million euros;

•

partially offset by a reduction in operating expenses included in the calculation of EBITDA for a total of 61 million euros, stemming from i) a 42 million euro fall in other operating expenses (net of other operating income), due in large part to a decrease in provisions and operating taxes, and ii) a 19 million euro reduction in labour expenses.

9.1.3.4.3  Operating income - Poland

2009 vs. 2008

On a historical basis, the operating income of the Poland operating segment fell by 89.9% from 943 million euros in 2008 to 95 million euros in 2009. The decline stemmed in part from the negative impact of foreign exchange fluctuations, which represented 180 million euros year-on-year.

On a comparable basis, the operating income of the Poland operating segment fell by 87.5% between 2008 and 2009, due to the fall in EBITDA and the recognition of impairment of goodwill totaling 400 million in 2009.

2008 vs. 2007

On a historical basis, the operating income of the Poland operating segment increased by 8.5% to 943 million euros in 2008, compared with 869 million euros in 2007. This increase takes into account the positive impact of foreign exchange fluctuations, which represented 68 million euros year-on-year.

On a comparable basis, the operating income of the Poland operating segment increased by 2.1% between 2007 and 2008, due in large part to a 2.4% fall in depreciation and amortization, offsetting the decline in EBITDA.

9.1.3.4.4  Capital expenditures on tangible and intangible assets excluding licenses - Poland

2009 vs. 2008

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the Poland operating segment fell by 32% year-on-year to 500 million euros in 2009. The decline takes into account the impact of foreign exchange fluctuations totaling 139 million euros over the year.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the Poland operating segment fell by 16.2% or 97 million euros year-on-year. The decline stemmed from the reduction in investments relative to the 2G network, IT equipment and service platforms, while investments in Liveboxes, modems and routers increased significantly due to fast growth in the number of subscribers to “ADSL TV,” “Voice over IP” and satellite offers.

2008 vs. 2007

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the Poland operating segment fell by 23.5% to 736 million between 2007 and 2008. The decline takes into account the impact of foreign exchange fluctuations totaling 77 million euros year-on-year.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the Poland operating segment fell by 29.1% or 302 million euros between 2007 and 2008. The decline stemmed from i) a 20.3% reduction in capital expenditures in mobile businesses, attributable to reduced capacity investments on the network, and ii) a 33.8% fall in capital expenditures on the fixed-line and Internet businesses on the back of lower growth investments.

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9.1.3.5   Rest of the World

REST OF THE WORLD (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	8,308	8,409	8,322	(1.2)%	(0.2)%	8,287
EBITDA (2)	3,237	3,491	3,446	(7.3)%	(6.0)%	3,379
EBITDA/Revenues	39.0%	41.5%	41.4%			40.8%
Operating income	1,910	2,164	2,134	(11.7)%	(10.5)%	2,214
Operating income/Revenues	23.0%	25.7%	25.6%			26.7%
CAPEX (2)	1,405	1,591	1,582	(11.7)%	(11.2)%	1,488
CAPEX/Revenues	16.9%	18.9%	19.0%			18.0%
Average number of employees	24,304	24,346	24,364	(0.2)%	(0.2)%	21,146

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The “Rest of the World” reportable segment houses personal (mobile telephony) and home (fixed-line telephony, Internet and carrier) communication services outside France, Poland, Spain and the United Kingdom, i.e. mainly Belgium, Botswana, Cameroon, Dominican Republic, Egypt, Ivory Coast, Jordan, Kenya, Madagascar, Mali, Mauritius, Moldova, Romania, Senegal, Slovakia and Switzerland.

9.1.3.5.1  Revenues - Rest of the World

2009 vs. 2008

On a historical basis, the revenues of the Rest of the World reportable segment were virtually unchanged year-on-year, contracting by 0.2% to 8,308 million euros between 2008 and 2009. This takes into account the positive impact of foreign exchange fluctuations totaling 105 million euros.

On a comparable basis, the revenues of the Rest of the World reportable segment fell by 1.2% between 2008 and 2009. Excluding regulatory impact, revenues would have increased by 0.7% year-on-year. The increase was driven mainly by i) the Africa and Middle East regions, where growth, in external data (see the Financial glossary appendix), came to 5.9% and 5.7% respectively, and, to a lesser extent, ii) Western Europe, where growth of 3.1% was partially offset by iii) a 9.7% fall in revenues in Eastern Europe.

By country, the main changes behind the 1.2% reduction in revenues between 2008 and 2009 were:

•

a 19.5% fall in revenues in Romania, due to currency depreciation, regulatory impact, lower ARPU and heightened competitive pressure; and

•

a 5.6% reduction in revenues in Slovakia, due in large part to the economic environment and regulatory impact in that country.

In the opposite direction:

•

an 8% increase in revenues in Egypt, on the back of a 26% increase in the number of mobile customers to 18 million as of December 31, 2009 (71.25% share of customers);

•

a 10.3% increase in revenues in Mali, in line with the approximately 712,000 increase in the number of mobile customers to 3.5 million as of December 31, 2009; and

•

an 11.8% increase in revenues in Moldova, on the back of an approximately 129,000 increase in the number of customers between December 31, 2008 and December 31, 2009.

2008 vs. 2007

On a historical basis, the revenues of the Rest of the World reportable segment remained broadly unchanged between 2007 and 2008 at 8,322 million euros in 2008, including in particular i) the negative impact of changes in the scope of consolidation and other changes for 426 million euros, relative mainly to the disposal of Orange’s mobile businesses in the Netherlands on October 1, 2007, partially offset by the acquisitions of Telkom Kenya on December 21, 2007 and Ya.com in Spain on July 31, 2007, and ii) the negative impact of foreign exchange fluctuations for 30 million euros.

On a comparable basis, the revenues of the Rest of the World reportable segment increased by 6.3% between 2007 and 2008, reflecting mainly:

•

an increase in the total number of customers of mobile businesses in emerging markets, particularly Egypt (where fast growth has been fuelled by lower prices in the mobile telephony market), Romania (where the 10 million customer mark was reached in February 2008), and the Dominican Republic. These favorable impacts were partially offset by the negative impact of cuts to call termination prices on growth in revenues and ARPU in European countries, especially Belgium and Switzerland; and

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•

an increase in fixed-line and Internet revenues in emerging markets, thanks to growth in domestic and international interconnections, leased mobile network infrastructure and the development of broadband Internet.

9.1.3.5.2  EBITDA - Rest of the World

2009 vs. 2008

On a historical basis, the EBITDA of the Rest of the World reportable segment fell by 6% to 3,237 million euros between 2008 and 2009. The decline takes into account the positive impact of foreign exchange fluctuations for a total of 47 million euros, linked mainly to change in the value of the Egyptian pound, the Slovak koruna and the Swiss franc against the euro.

On a comparable basis, the EBITDA of the Rest of the World reportable segment fell by 7.3% year-on-year. This 254 million euro fall between 2008 and 2009 was attributable mainly to i) a fall in EBITDA in Romania on the back of a decline in revenues, ii) an increase in other network and IT expenses on the one hand, and interconnection charges on the other hand, fuelled by strong growth in the wholesale business in Ivory Coast, iii) the impact of the rollout of new operations (Uganda, Armenia), iv) partially offset by higher EBITDA in Egypt, Mali and Moldova, matching the increase in their revenues.

2008 vs. 2007

On a historical basis, the EBITDA of the Rest of the World reportable segment increased by 2.0% to 3,446 million euros between 2007 and 2008. The increase takes into account the negative impact of change in the scope of consolidation and other changes for 95 million euros.

On a comparable basis, the EBITDA of the Rest of the World reportable segment increased by 5.1% between 2007 and 2008. The 168 million euro increase was attributable to an increase in EBITDA in Egypt, Romania and Senegal, fuelled mainly by revenue growth in these countries, driven by an increase in the number of customers.

9.1.3.5.3  Operating Income - Rest of the World

2009 vs. 2008

On a historical basis, the operating income of the Rest of the World reportable segment totaled 1,910 million euros in 2009, compared with 2,134 million euros in 2008, down 10.5%. The decline takes into account positive impact of foreign exchange fluctuations for 32 million euros.

On a comparable basis, the operating income of the Rest of the World reportable segment fell by 11.7% between 2008 and 2009. The decline was attributable to a fall in EBITDA, with higher impairment losses being offset by lower depreciation and amortization expense year-on-year.

2008 vs. 2007

On a historical basis, the operating income of the Rest of the World reportable segment totaled 2,134 million euros in 2008, compared with 2,214 million euros in 2007, down 3.6%.

On a comparable basis, the operating income of the Rest of the World reportable segment fell by 2.8% year-on-year. The decline was attributable mainly to:

•

a 147 million euro increase in depreciation and amortization, mainly in Senegal (36 million euros), Egypt (28 million euros), Kenya (14 million euros), Mali (12 million euros) and the Dominican Republic (11 million euros), partially offset by a fall in depreciation and amortization in Switzerland (13 million euros); and

•

an 82 million euro increase in impairment losses, particularly in relation to the Ivory Coast.

9.1.3.5.4  Capital expenditures on tangible and intangible assets excluding licenses - Rest of the World

2009 vs. 2008

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the Rest of the World reportable segment fell by 11.2% year-on-year to 1,405 million euros in 2009, compared with 1,582 million euros in 2008. The decline takes into account the impact of foreign exchange fluctuations for 9 million euros.

On a comparable basis, the 11.7% or 186 million euro fall in the capital expenditures on tangible and intangible assets excluding licenses of the Rest of the World reportable segment between 2008 and 2009 was attributable mainly to i) tight control over investments on the extension of network coverage and the rollout of the 3G network in mature markets, mainly in Romania, ii) reduced investments on customer service platforms, mainly in Egypt, iii) partially counterbalanced by investments in new operations, mainly in Armenia and Uganda.

2008 vs. 2007

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the Rest of the World reportable segment increased by 6.3% to 1,582 million euros between 2007 and 2008. This increase takes into account factors raising capital expenditures, namely i) the impact of change in the scope of consolidation for a total of 17 million euros, particularly the acquisition of Telkom Kenya on December 21, 2007, and ii) the negative impact of foreign exchange fluctuations for 19 million euros.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the Rest of the World reportable segment increased by 8.9% or 129 million euros between 2007 and 2008, due mainly to higher capital expenditures on new operations in Kenya, Niger and Guinea, and extensions to coverage and modifications to networks in countries experiencing strong growth in mobiles.

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9.1.3.6   Enterprise

ENTERPRISE (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	7,559	7,834	7,785	(3.5)%	(2.9)%	7,723
EBITDA (2)	1,501	1,578	1,508	(4.9)%	(0.4)%	1,263
EBITDA/Revenues	19.9%	20.1%	19.4%			16.4%
Operating income	1,124	1,184	1,115	(5.1)%	0.8%	749
Operating income/Revenues	14.9%	15.1%	14.3%			9.7%
CAPEX (2)	299	356	356	(16.2)%	(16.2)%	407
CAPEX/Revenues	4.0%	4.5%	4.6%			5.3%
Average number of employees	20,528	20,374	20,403	0.8%	0.6%	19,288

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The “Enterprise” operating segment houses communication services solutions for businesses in France and throughout the world.

9.1.3.6.1  Revenues - Enterprise

On a historical basis, the revenues of the Enterprise operating segment fell by 2.9% to 7,559 million euros between 2008 and 2009. The change reflected the slowdown in business since the second quarter, in a more challenging economic environment, partially offset by the positive impact of foreign exchange fluctuations, which represented 48 million euros year-on-year.

On a comparable basis, the revenues of the Enterprise operating segment fell by 3.5% or 275 million euros between 2008 and 2009.

Fixed-line telephony and traditional data services

2009 vs. 2008

On a comparable basis, the 8.4% decline in fixed-line telephony and traditional data services revenues compared with 2008 was attributable to a more marked contraction in fixed-line telephony in the second half.

The 8.2% fall in traditional fixed-line telephony revenues between 2008 and 2009 stemmed from i) a 10.4% reduction in the volume of telephone communications to businesses (downward trend in the fixed-line telephony market measured on the basis of interconnections and seasonally adjusted), ii) a reduction in “voice” access revenues due to a 5.8% drop year-on-year in the number of telephone lines, translating customer rationalization in a tighter environment and an intensification of migration to “Voice over IP” offers as well as heightened competition on the back of the regulatory cut to wholesale subscription prices, and iii) a marked contraction in customer relation services revenues (call centers) linked to the implementation of France’s Economic Modernisation Act and the substitution of these services by the Internet.

At the same time, traditional data services revenues fell by 9.1% between 2008 and 2009. The migration of corporate networks to more modern technologies continued in 2009, at the same pace as in 2008, after substantial transfers in earlier years.

2008 vs. 2007

On a comparable basis, the fall in fixed-line telephony and traditional data services revenues continued, but at a more restrained pace, with a fall of 4.9% between 2007 and 2008.

The migration of traditional data services (managed infrastructure and networks) to more modern technologies entered its final phase, at a less intense pace among the remaining customer base. The decline in traditional data services came to 9.2% between 2007 and 2008.

At the same time, the impact of voice migration to IP supports was limited. The 3.2% decline in traditional fixed-line telephony revenues was attributable to i) a 6.9% fall in the volume of telephone communications to businesses, ii) a continued decline in traffic for customer relation services (Audiotel), and iii) regulatory impact on prices. The stabilization of “voice” access revenues also contributed to the slowing of the decline in the traditional “voice” business.

Enhanced network services

2009 vs. 2008

On a comparable basis, Enhanced network services revenues increased by 4.1% between 2008 and 2009, buoyed by annual growth of 3.5% in IP network services. The pace of growth tended to slow due to the more muted growth in IP-VPN access volumes, partially offset by higher speed accesses, the development of Internet access and “Voice over IP” services (access and traffic). The strong growth in “Voice over IP” services (access and traffic) accounted for a substantial proportion of total growth.

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At the same time, the strong growth in revenues from enhanced infrastructure services reflected the development of very high bandwidth services including MAN Ethernet and Ethernet LINK.

2008 vs. 2007

On a comparable basis, the 6.8% increase in enhanced network services revenues between 2007 and 2008 was mainly attributable to i) growth of 6.6% of IP network services revenues, higher speed accesses and the development of value-added services, offsetting a slight slowdown in the pace of IP-VPN access growth, and ii) growth in revenues from enhanced infrastructure services, reflecting the development of very high bandwidth services including MAN Ethernet and Ethernet LINK.

Integration and outsourcing services of critical communications applications

2009 vs. 2008

On a comparable basis, integration and outsourcing services of critical communications applications revenues increased by 1.6% between 2008 and 2009 on an IT services market seen down year-on-year by industry analysts across the board. While the group’s positioning helped it withstand the downturn, revenues, which continued to grow during the first half, started declining in the second half as commercial activity began to slow, a number of customer projects were deferred and contracts deemed unprofitable were terminated.

2008 vs. 2007

On a comparable basis, the 14.7% increase in integration and outsourcing services of critical communications applications revenues between 2007 and 2008 reflects above all the Group’s strong positioning in the field of outsourcing services, where revenues grew by 21.7% between 2007 and 2008, significantly outperforming the market.

Other business services

2009 vs. 2008

On a comparable basis, other Business services revenues fell by 9.5% between 2008 and 2009, due to the big drop in sales of network equipment, which is more sensitive to the economic climate, while the broadcasting business continued to grow.

2008 vs. 2007

On a comparable basis, other Business services revenues increased by 3.6% between 2007 and 2008. The growth in revenues from the sale of network equipment slowed substantially in the second half of 2008. The broadcasting business continued to grow.

9.1.3.6.2  EBITDA - Enterprise

2009 vs. 2008

On a historical basis, the EBITDA of the Enterprise operating segment totaled 1,501 million euros in 2009, down 0.4% compared with 2008 after taking into account the positive impact of foreign exchange fluctuations for a total of 70 million euros year-on-year.

On a comparable basis, the EBITDA of the Enterprise operating segment fell by 4.9% between 2008 and 2009. The ratio of EBITDA to revenues worked out at 19.9% in 2009, edging down by 0.2 points compared with 2008, including a negative impact of 0.4 points linked to the provision covering the “Part-Time Seniors” plan following the signing in November 2009 of an agreement concerning the employment of older personnel (see Section 9.1.1.4 Key events in 2009). The decline reflected the significant slowdown in business, especially in the second half, compounded by the impact of transformation (IP solutions, growing proportion of services), but was limited by adjustments to operating expenses and firmer gross margins in connectivity and services. It also took into account the negative impact of the tax on services provided by electronic communications operators (a broadcasting tax of 0.9% of taxable revenues), which came into effect in France in March 2009.

2008 vs. 2007

On a historical basis, the EBITDA of the Enterprise operating segment totaled 1,508 million euros in 2008, up 19.3% compared with 2007, taking into account the negative impact of foreign exchange fluctuations for 11 million euros.

On a comparable basis, the EBITDA of the Enterprise operating segment increased by 20.5% between 2007 and 2008. Accordingly, the ratio of EBITDA to revenues firmed by 3.0 points to 19.4% in 2008. This significant improvement was attributable to improved performances in connectivity and services, and a reduction in overheads.

9.1.3.6.3  Operating income - Enterprise

2009 vs. 2008

On a historical basis, the operating income of the Enterprise operating segment totaled 1,124 million euros in 2009, up 0.8% compared with 2008, taking into account the positive impact of foreign exchange fluctuations for a total of 71 million euros year-on-year.

On a comparable basis, the operating income of the Enterprise operating segment fell by 5.1% in 2009 compared with 2008, due to the fall in EBITDA. Depreciation and amortization expense for the Enterprise operating segment was broadly unchanged year-on-year.

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2008 vs. 2007

On a historical basis, the operating income of the Enterprise operating segment totaled 1,115 million euros in 2008, up 48.8% year-on-year. The year-on-year increase takes into account the negative impact of foreign exchange fluctuations for 11 million euros.

On a comparable basis, the operating income of the Enterprise operating segment increased by 51.2% or 378 million euros between 2007 and 2008, due mainly to an increase in EBITDA (256 million euros) and, to a lesser extent, the fall in impairment losses (63 million euros) and depreciation and amortization (58 million euros).

9.1.3.6.4  Capital expenditures on tangible and intangible assets excluding licenses - Enterprise

2009 vs. 2008

On a historical basis and on a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the Enterprise operating segment fell by 16.2% year-on-year to 299 million euros in 2009. Capital expenditures made in 2009 related to connectivity and services. The decline compared with the previous year was attributable mostly to a more selective investment policy and falls in the services businesses.

2008 vs. 2007

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the Enterprise operating segment fell by 12.6% to 356 million euros between 2007 and 2008.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the Enterprise operating segment fell by 12.4% between 2007 and 2008. These investments related mainly to connectivity and the ongoing development of the services businesses. The decline in capital expenditures between 2007 and 2008 stemmed mainly from the impact of a fall in the price of equipment installed on customer premises.

9.1.3.7   International Carriers & Shared Services

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	1,388	1,345	1,349	3.2%	2.9%	1,240
EBITDA (2)	(1,399)	(371)	(444)	nm	nm	744
EBITDA/Revenues	(100.8)%	(27.7)%	(33.0)%			60.2%
Operating income	(2,068)	(934)	(1,007)	121.4%	105.2%	171
Operating income/Revenues	(149.0)%	(69.5)%	(74.7)%			14.0%
CAPEX (2)	500	864	869	(42.2)%	(42.4)%	701
CAPEX/Revenues	36.0%	64.3%	64.4%			56.6%
Average number of employees	14,853	15,200	16,069	(2.3)%	(7.6)%	16,369

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

The “International Carriers & Shared Services” operating segment (hereinafter referred to as “IC & SS”) houses i) activities relating to the rollout of the international and long-distance network, the laying and maintenance of submarine cables, as well as international sales and carrier services, and ii) shared services hosting support and cross-business functions used by the entire Group, as well as new growth channels (Contents, Health, On-line Advertising). Shared services are largely charged back to the other operating segments via brand royalties, Group services and specific rebilling on an ad-hoc basis.

9.1.3.7.1  Revenues - International Carriers & Shared Services

2009 vs. 2008

On a historical basis, the revenues of the International Carriers & Shared Services operating segment increased by 2.9% to 1,388 million euros in 2009, of which 948 million euros in revenues derived from outside the Group.

On a comparable basis, the revenues of the International Carriers & Shared Services operating segment increased by 3.2% or 43 million euros between 2008 and 2009. The increase mainly reflected the increase in the international carrier services business and, to a lesser extent, growth in the revenues derived from the Group’s new channels of growth.

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International carriers revenues, which totaled 1,208 million euros in 2009, were up compared with 2008. The increase was driven by a 28% increase in the volume of transit traffic to international mobile destinations (or 26% in terms of value) and by a 20% increase in submarine cable laying and maintenance work. It was partially offset by a 16% reduction in incoming roaming revenues attributable mainly to regulator-imposed price cuts as of July 1, 2009 and, to a lesser extent, a 4% drop in traffic.

The decline in shared services revenues was linked to a fall in Goa game business and the discontinuation of service platforms in the Netherlands, partially offset by the new film co-production business of the Studio 37 subsidiary.

2008 vs. 2007

On a historical basis, the revenues of the International Carriers & Shared Services operating segment increased by 8.8% to 1,349 million euros between 2007 and 2008 (1,171 million euros for international carriers and 177 million euros for shared services).

On a comparable basis, the revenues of the International Carriers & Shared Services operating segment increased by 8.2% or 102 million euros between 2007 and 2008. The increase mainly reflected the increase in international carrier services, i.e. a 64 million euro increase, and, to a lesser extent, an increase in the Group’s new channels of growth.

9.1.3.7.2  EBITDA - International Carriers & Shared Services

2009 vs. 2008

On a historical basis, the EBITDA of the International Carriers & Shared Services operating segment was a negative 1,399 million euros in 2009, compared with a negative 444 million euros in 2008.

On a comparable basis, the EBITDA of the International Carriers & Shared Services operating segment fell by 1,028 million euros between 2008 and 2009. The fall in EBITDA stemmed mainly from i) a 964 million euro expense relative to the ruling handed down by the European Court of First Instance (ECFI) in respect of the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.1.4 Key events in 2009), ii) a 80 million euro provision covering the “Part-Time Seniors” plan following the signing in November 2009 of an agreement concerning the employment of older personnel (see Section 9.1.1.4 Key events in 2009), and iii) the increase in content purchases linked to the launch of the Orange sport and Orange cinéma séries TV channels in August and November 2008 respectively. The deterioration was partially offset by i) higher revenues, ii) the reversal of impairment losses on Sonaecom shares for a total of 46 million euros, and iii) savings derived from the cost-rationalization plan.

2008 vs. 2007

On a historical basis, the EBITDA of the International Carriers & Shared Services operating segment went from a positive 744 million euros in 2007 to a negative 444 million euros in 2008, a fall of 1,188 million euros.

On a comparable basis, the EBITDA of the International Carriers & Shared Services operating segment fell by 1,196 million euros between 2007 and 2008. The decline was attributable mainly to:

•

a 749 million euros decline in gains (losses) on disposal of assets, from a positive 756 million euros in 2007 to a positive 7 million euros in 2008. In 2007, the gains (losses) on disposal of assets of the International Carriers & Shared Services operating segment mainly comprised the disposals of Tower Participations (company owning TDF), Orange’s mobile and Internet businesses in the Netherlands, and Bluebirds Participations France (company owning Eutelsat Communications). See Section 9.1.2.1.2 Operating expenses;

•

a 293 million euro increase in external purchases, linked mainly to i) an increase in service fees and inter-operator costs due to growth in international carrier services, and ii) an increase in content purchases;

•

a 197 million euro decline in the share of profits (losses) of associates, attributable to impairment losses on Sonaecom shares in 2008 (see Section 9.1.2.1.2 Operating expenses).

9.1.3.7.3  Operating income - International Carriers & Shared Services

2009 vs. 2008

On a historical basis, the International Carriers & Shared Services operating segment recorded negative operating income of 2,068 million euros in 2009. This compared with negative operating income of 1,007 million euros in 2008.

On a comparable basis, the operating income of the International Carriers & Shared Services operating segment fell by 1,134 million euros year-on-year in 2009. The deterioration in operating income stemmed from the decline in EBITDA, for a total of 1,026 million euros, and a 100 million euro increase in depreciation and amortization linked to recent investments in the field of innovation (particularly with respect to customer service platforms relative to recent “Voice over IP” technologies and television) and in the content business, namely the Studio 37 subsidiary.

2008 vs. 2007

On a historical basis, the operating income of the International Carriers & Shared Services operating segment fell by 1,181 million euros between 2007 and 2008 (or by 1,192 million euros on a comparable basis). The decline was attributable mainly to the fall in EBITDA.

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9.1.3.7.4  Capital expenditures on tangible and intangible assets excluding licenses - International Carriers & Shared Services

2009 vs. 2008

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the International Carriers & Shared Services operating segment fell by 42.4% to 500 million euros between 2008 and 2009.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the International Carriers & Shared Services operating segment fell by 42.2% compared with 2008. The decline stemmed largely from the special transaction to buy back operating premises in France in 2008. This program of asset acquisitions from Foncière des Régions (FdR) represented a total of 163 million euros in 2008.

2008 vs. 2007

On a historical basis, the capital expenditures on tangible and intangible assets excluding licenses of the International Carriers & Shared Services operating segment increased by 23.8% or 167 million euros between 2007 and 2008 to 869 million euros in 2008. The increase was attributable in large part to the positive impact of changes in the scope of consolidation and other changes for 39 million euros.

On a comparable basis, the capital expenditures on tangible and intangible assets excluding licenses of the International Carriers & Shared Services operating segment increased by 17.5% or 129 million euros between 2007 and 2008. The increase mainly reflected the investment made in 2008 with respect to the special transaction to buy back operating premises in France for a total of 163 million euros.

9.1.4   Cash ﬂows, equity and ﬁnancial debt

This section presents, for the France Telecom Group, i) an analysis of liquidity and cash flows, with a presentation of organic cash flow, the net cash provided by operating activities, the net cash used in investing activities and the net cash used in financing activities, ii) equity and iii) financial debt and financial resources.

9.1.4.1   Liquidity and cash flows

SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1) (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Net cash provided by operating activities	14,384	14,999	14,644
Net cash used in investing activities	(7,031)	(8,035)	(6,881)
Net cash used in financing activities	(8,260)	(6,057)	(7,654)
Net change in cash and cash equivalents	(907)	907	109
Effect of exchange rate changes on cash and cash equivalents and other non-monetary effects	56	(132)	(54)
Cash and cash equivalents at beginning of period	4,800	4,025	3,970
Cash and cash equivalents at end of period	3,949	4,800	4,025
(1) For more details, see the Consolidated statement of cash flows and Note 30 to the consolidated financial statements.

9.1.4.1.1  Organic cash flow

Organic cash flow is not defined under IFRS. For further information on the calculation of organic cash flow and the reasons why the France Telecom Group uses this aggregate, see Section 9.1.5.4 Financial aggregates not defined under IFRS, and the Financial glossary appendix.

The elements comprising organic cash flow set out in the table below include cash flows generated by Orange in the United Kingdom, as is the case for the consolidated statement of cash flows.

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ORGANIC CASH FLOW (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
EBITDA (including Orange in the United Kingdom)	15,721	18,328	19,043
EBITDA of continuing operations	14,794	17,083	17,750
EBITDA of discontinued operations (1)	939	1,204	1,297
Eliminations and other	(12)	41	(4)
CAPEX (including Orange in the United Kingdom)	(5,659)	(6,867)	(6,979)
CAPEX of continuing operations	(5,304)	(6,414)	(6,459)
CAPEX of discontinued operations (1)	(355)	(453)	(520)
EBITDA - CAPEX (including Orange in the United Kingdom)	10,062	11,461	12,064
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	(1,589)	(2,262)	(2,411)
Income tax paid	(620)	(878)	(791)
Decrease (increase) in the total working capital requirement (2)	775	159	294
Increase (decrease) in amounts due to suppliers of property, plant and equipment and intangible assets excluding licenses (CAPEX)	(375)	(140)	169
Telecommunication licenses (net of the change in amounts due to suppliers of telecommunication licenses	(93)	(209)	(129)
Proceeds from sales of property, plant and equipment and intangible assets	93	233	113
Other items (3)	97	(348)	(1,491)
Organic cash flow	8,350	8,016	7,818
Organic cash flow attributable to owners of the parent	7,617	7,253	7,072
Organic cash flow attributable to non-controlling interest	733	763	746
Additional information
Payments made under the early retirement plan (4)	(484)	(661)	(893)
Restructuring costs paid (excluding payments made under the early retirement plan)	(268)	(393)	(272)

(1)

Disposal of Orange in the United Kingdom pending (see Section 9.1.1.4 Key events in 2009, Section 9.1.3 Analysis by operating segment, Segment information of the consolidated financial statements, and Notes 3 and 11 to the consolidated financial statements).

(2)

See the Financial glossary appendix.

(3)

Mainly comprising the impact of the neutralization of non-monetary items included in EBITDA.

(4)

See Notes 2, 7, 10, 24, 25 and 31 to the consolidated financial statements.

2009 vs. 2008

The France Telecom Group’s organic cash flow totaled 8,350 million euros in 2009, compared with 8,016 million euros in 2008. This 334 million euro increase in organic cash flow between 2008 and 2009 was attributable mainly to:

•

a 673 million euro fall in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received), taking mainly into account equalization payments made on the unwinding of hedging derivatives and the redemption of perpetual bonds redeemable for shares (TDIRAs) in the first half of 2009, for a total of 563 million euros (see Note 30 to the consolidated financial statements);

•

a 258 million euro fall in income tax paid; and

•

a 116 million euro fall in telecommunication licenses (net of the change in amounts due to suppliers of telecommunication licenses), due largely to the acquisition in 2008 of the first spectrum of frequency relating to the UMTS license of Mobinil in Egypt (see Section 9.1.2.4 Group capital expenditures).

These factors were partially offset by:

•

an increase (348 million euros) in the change in the total working capital requirement (see the Financial glossary appendix) excluding a 964 million euro expense in 2009 relating to the ruling handed down by the European Court of First Instance (ECFI) in respect of the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements);

•

a bigger fall (235 million euros) in 2009 than in 2008 in change in amounts due to suppliers of property, plant and equipment and intangible assets excluding licenses, due to the reduction in capital expenditures year-on-year; and

•

a 140 million euro fall in proceeds from sales of property, plant and equipment and intangible assets.

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2008 vs. 2007

The France Telecom Group’s organic cash flow totaled 8,016 million euros in 2008, up from 7,818 million euros in 2007. The 198 million euro increase in organic cash flow between 2007 and 2008 was attributable to mainly to i) the positive impact of the sum of “EBITDA less CAPEX” (including Orange in the United Kingdom) after the neutralization of non-monetary items included in EBITDA (relating mainly to the year-on-year change in gains (losses) on disposal of assets and, to a lesser extent, restructuring costs), partially offset by ii) a fall (309 million euros) in change in amounts due to suppliers of property, plant and equipment and intangible assets excluding licenses (representing a reduction of 140 million euros in 2008 compared with an increase of 169 million euros in 2007), due to the reduction in capital expenditures year-on-year.

9.1.4.1.2  Net cash provided by operating activities

Net cash provided by operating activities totaled 14,384 million euros in 2009, down 615 million euros compared with 2008 (14,999 million euros). Net cash provided by operating activities totaled 14,644 million euros in 2007.

CHANGE IN NET CASH PROVIDED BY OPERATING ACTIVITIES BETWEEN 2008 AND 2009

(in millions of euros)	Financial years ended December 31
Net cash provided by operating activities in 2008	14,999
Decrease in the EBITDA of continuing operations	(2,289)
Decrease in the EBITDA of discontinued operations (1)	(265)
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	673
Change in the total working capital requirement (2)	616
Decrease in income tax paid	258
Other items (3)	392
Neutralization of the provision covering the implementation of the “Part-Time Seniors” plan in 2009 (4) (non-monetary item included in EBITDA)	569
Other	(177)
Net cash provided by operating activities in 2009	14,384

(1)

Disposal of Orange in the United Kingdom pending (see Section 9.1.1.4 Key events in 2009, Section 9.1.3 Analysis by operating segment, Segment information of the consolidated financial statements, and Notes 3 and 11 to the consolidated financial statements).

(2)

Including, in 2009, 964 million euros in respect of the dispute over the implementation mechanism for business tax in France prior to 2003 (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements).

(3)

Mainly comprising the impact of the neutralization of non-monetary items included in EBITDA.

(4)

See Section 9.1.1.4 Key events in 2009, and Notes 5, 24 and 31 to the consolidated financial statements.

CHANGE IN NET CASH PROVIDED BY OPERATING ACTIVITIES BETWEEN 2007 AND 2008

(in millions of euros)	Financial years ended December 31
Net cash provided by operating activities in 2007	14,644
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	149
Decrease in the EBITDA of continuing operations	(667)
Change in the total working capital requirement	(135)
Decrease in the EBITDA of discontinued operations (1)	(93)
Increase in income tax paid	(87)
Other items (2)	1,188
Neutralization of non-monetary gains (losses) on disposal of assets included in EBITDA	758
Neutralization of non-monetary restructuring costs included in EBITDA	384
Other	46
Net cash provided by operating activities in 2008	14,999

(1)

Disposal of Orange in the United Kingdom pending (see Section 9.1.1.4 Key events in 2009, Section 9.1.3 Analysis by operating segment, Segment information of the consolidated financial statements and Notes 3 and 11 to the consolidated financial statements).

(2)

Mainly comprising the impact of the neutralization of non-monetary items included in EBITDA.

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9.1.4.1.3  Net cash used in investing activities

The net cash used in investing activities totaled 7,031 million euros in 2009, compared with 8,035 million euros in 2008 (6,881 million euros in 2007).

ACQUISITIONS AND SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

ACQUISITIONS AND SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSETS SUPPLIERS) (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Acquisitions of property, plant and equipment and intangible assets	(5,717)	(7,140)	(7,064)
CAPEX of continuing operations (1)	(5,304)	(6,414)	(6,459)
CAPEX of discontinued operations (1) (2)	(355)	(453)	(520)
Telecommunication licenses (1)	(58)	(273)	(85)
Increase (decrease) in amounts due to fixed assets suppliers	(410)	(76)	125
Proceeds from sales of property, plant and equipment and intangible assets	93	233	113
GROUP TOTAL	(6,034)	(6,983)	(6,826)

(1)

See Section 9.1.2.4 Group capital expenditures, and Segment information of the consolidated financial statements.

(2)

Disposal of Orange in the United Kingdom pending (see Section 9.1.1.4 Key events in 2009, Section 9.1.3 Analysis by operating segment, Segment information of the consolidated financial statements and Notes 3 and 11 to the consolidated financial statements).

ACQUISITIONS OF INVESTMENT SECURITIES

ACQUISITIONS OF INVESTMENT SECURITIES (NET OF CASH ACQUIRED) (1) (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Acquisition of FT España (18.4% in 2009 and 2.3% in 2008) (2)	(1,387)	(169)	-
Acquisition of 49% of Orange Tunisie (2) (3)	(95)	-	-
Acquisition of Compagnie Européenne de Téléphonie (CET, 12.9% in 2009 and 48.5% in 2008) (company owning Photo Station and Photo Service) (4)	(20)	(32)	-
Treasury share buyback by TP S.A. (2.4% in 2008 and 2.0% in 2007)	-	(200)	(185)
Treasury share buyback by Mobistar (5.2% in 2008)	-	(175)	-
Contribution to the establishment of Orange Uganda Limited (company 53% owned by France Telecom)	-	(40)	-
Acquisition of 100% of Cityvox	-	(30)	-
Acquisition of Group Silicomp (0.2% in 2008 and 96.1% in 2007)	-	(5)	(96)
Acquisition of 100% of T-Online Telecommunications Spain, renamed FT España ISP (previously operating under the Ya.com brand)	-	-	(319)
Acquisition of 51% of Telkom Kenya	-	-	(270)
Acquisition of 33.5% of Orange Moldova (ex-Voxtel)	-	-	(103)
Acquisition of 90.0% of VOXmobile by Mobistar	-	-	(80)
Other acquisitions	(30)	(110)	(64)
GROUP TOTAL	(1,532)	(761)	(1,117)

(1)

See Note 3 to the consolidated financial statements.

(2)

See Section 9.1.1.4 Key events in 2009.

(3)

See Notes 3, 15 and 31 to the consolidated financial statements.

(4)

See Notes 3, 15 and 33 to the consolidated financial statements.

PROCEEDS FROM SALES OF INVESTMENT SECURITIES

PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH TRANSFERRED) (1) (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Proceeds from sale of 100% of Orange’s mobile and Internet operations in the Netherlands (2)	-	-	1,306
Additional purchase consideration relating to the sale of Tower Participations (company owning TDF)	-	-	254
Proceeds from sale of 20% of Bluebirds Participations France (company owning Eutelsat Communications)	-	-	110
Effect of the share restructuring at One GmbH	-	-	82
Other proceeds from sales of investment securities	14	56	56
GROUP TOTAL	14	56	1,808
(1) See Notes 3 and 6 to the consolidated financial statements. (2) See Notes 3, 6 and 31 to the consolidated financial statements.

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OTHER CHANGES IN SECURITIES AND OTHER ASSETS

OTHER DECREASES (INCREASES) IN SECURITIES AND OTHER FINANCIAL ASSETS (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Negotiable debt securities	608	(120)	96
Escrow deposit (1)	-	(207)	(757)
Other	(87)	(20)	(85)
GROUP TOTAL	521	(347)	(746)

(1)

Deposits made in 2007 and 2008 in respect of the dispute over the implementation mechanism for business tax in France prior to 2003 (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements).

9.1.4.1.4  Net cash used in financing activities

Net cash used in financing activities represented a total requirement of 8,260 million euros in 2009, compared with a total requirement of 6,057 million euros in 2008 (7,654 million euros in 2007).

NET CASH USED IN FINANCING ACTIVITIES (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Issuances (1)	5,110	5,486	3,946
Bonds issued by France Telecom S.A.	3,929	4,047	3,722
Other issuances	1,181	1,439	224
Redemptions and repayments (1)	(7,810)	(7,481)	(6,546)
Bond redemptions by France Telecom S.A.	(2,988)	(4,584)	(4,752)
Bond redemptions by TP Group	-	(684)	(475)
Repayment of syndicated credit lines by FT España	(948)	(280)	(400)
Redemption and buyback of bonds convertible and / or exchangeable into new or existing France Telecom shares (OCEANE)	(649)	(501)	-
Buyback of perpetual bonds redeemable for shares (TDIRAs) (2)	(1,421)	(629)	(383)
Other redemptions and repayments	(1,444)	(425)	(437)
Exchange rates effects on derivatives, net	(360)	(378)	(99)
Increase (decrease) in bank overdrafts and short-term borrowings (1)	(1,215)	968	(906)
Decrease (increase) in deposits and other debt-linked financial assets (1)	(590)	672	(330)
Treasury share buybacks (3)	(7)	(35)	(214)
Changes in the capital of the parent company (3)	2	11	140
Changes in the capital of non-controlling interests (3)	2	(100)	50
Dividends paid	(3,752)	(5,578)	(3,794)
Dividends paid to owners of the parent company (4)	(3,141)	(4,949)	(3,117)
Dividends paid to owners of non-controlling interests (3)	(611)	(629)	(677)
Net cash used in financing activities	(8,260)	(6,057)	(7,654)

(1)

See Note 22 to the consolidated financial statements.

(2)

Of which (97) million euros in 2009, (64) million euros in 2008 and (16) million euros in 2007 recorded under the Equity portion of hybrid debts line item.

(3)

See Note 21 to the consolidated financial statements.

(4)

The dividends paid in shares in 2009 on 2008 income, i.e. 538 million euros, do not have an impact on the consolidated statement of cash flows (see Section 9.1.1.4 Key events in 2009 and Notes 21 and 30 to the consolidated financial statements).

The management of covenants is set out in Note 28 to the consolidated financial statements.

9.1.4.2   Equity

As of December 31, 2009, the French Government held, directly and indirectly, via ERAP, a State-owned industrial and commercial entity, and together with the Fonds Stratégique d’Investissement, 27.0% of the capital of France Telecom S.A., compared with 26.7% as of December 31, 2008 and 27.3% as of December 31, 2007 (see Note 21 to the consolidated financial statements).

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2009 vs. 2008

(in millions of euros)	Financial years ended December 31
Equity as of December 31, 2008 (1)	30,688
Equity attributable to owners of the parent company	27,090
Equity attributable to non-controlling interests	3,598
Change in equity attributable to owners of the parent company (2)	(1,069)
Consolidated comprehensive income	3,028
Capital increase	540
Share-based compensation	37
Treasury shares buyback	(37)
Dividend payments	(3,679)
Effect of changes in the scope of consolidation with non-controlling interests	(918)
Other movements	(40)
Change in equity attributable to non-controlling interests (2)	(871)
Equity as of December 31, 2009	28,748
Equity attributable to owners of the parent company	26,021
Equity attributable to non-controlling interests	2,727

(1)

See Note 1 to the consolidated financial statements regarding the impact on equity of the change in accounting method stemming from the amendment of IAS 36 by IFRS 8.

(2)

For more details, see the Consolidated statement of changes in equity and Note 21 to the consolidated financial statements.

2008 vs. 2007

(in millions of euros)	Financial years ended December 31
Equity as of December 31, 2007 (1)	33,941
Equity attributable to owners of the parent company	29,471
Equity attributable to non-controlling interests	4,470
Change in equity attributable to owners of the parent company (2)	(2,381)
Consolidated comprehensive income	2,486
Capital increase	11
Share-based compensation	74
Treasury shares buyback	17
Dividend payments	(4,949)
Effect of changes in the scope of consolidation with non-controlling interests	-
Other movements	(20)
Change in equity attributable to non-controlling interests (2)	(872)
Equity as of December 31, 2008 (1)	30,688
Equity attributable to owners of the parent company	27,090
Equity attributable to non-controlling interests	3,598

(1)

See Note 1 to the consolidated financial statements regarding the impact on equity of the change in accounting method stemming from the amendment of IAS 36 by IFRS 8.

(2)

For more details, see the Consolidated statement of changes in equity and Note 21 to the consolidated financial statements.

9.1.4.3   Financial debt and financial resources

The France Telecom Group’s net financial debt (see the Financial glossary appendix and Note 22 to the consolidated financial statements) totaled 33,941 million euros as of December 31, 2009, compared with 35,859 million euros as of December 31, 2008 and 37,980 million euros as of December 31, 2007. Compared with December 31, 2008, net financial debt was down 1,918 million euros as of December 31, 2009.

For further information on the risks relating to the France Telecom Group’s financial debt, see Section 4.3 Financial risks.

9.1.4.3.1  Net financial debt

For further information on the calculation of the ratio of net financial debt to EBITDA and the reasons why the France Telecom Group uses this ratio, see Section 9.1.5.4 Financial aggregates not defined under IFRS.

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NET FINANCIAL DEBT (in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Net financial debt	33,941	35,859	37,980
Weighted average cost of net financial debt (1)	6.54%	6.66%	6.46%
Average maturity of net financial debt (2)	7.3 years	7.5 years	7.1 years

(1)

The weighted average cost of net financial debt is calculated as the ratio of net interest expenses, less exceptional and non-recurring items, to the average amount outstanding, based on net financial debt adjusted for non-interest bearing amounts, such as accrued interest payable and liabilities in respect of commitments to buy out non-controlling interests.

(2)

Excluding perpetual bonds redeemable for shares (TDIRAs). See Note 28 to the consolidated financial statements.

At December 31, 2009, the liquidity position of France Telecom appeared to be sufficient to cover 2010 obligations linked to the net financial debt, independently of cash flow to be generated in 2010 (see Note 28.3 to the consolidated financial statements).

EBITDA in 2009 takes into account a total expense of 1,533 million euros relative to i) the ruling handed down by the European Court of First Instance (ECFI) in respect of the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003, for a total of 964 million euros, and ii) the recognition of a provision covering the “Part-Time Seniors” plan in France for a total of 569 million euros (see Section 9.1.1.4 Key events in 2009). In order to compare the ratio of net financial debt in 2009 with those of previous years, the EBITDA used in the following table for 2009 has been restated to take this expense into account. Accordingly, the ratio of net financial debt to adjusted EBITDA worked out at 1.97 in 2009. Excluding the effect on net financial debt of the public tender offer to acquire ECMS shares for a total of 1,082 million euros (see Section 9.1.1.4 Key events in 2009), the ratio of net financial debt to adjusted EBITDA worked out at 1.90 in 2009.

(in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Ratio of net financial debt to equity	1.18	1.17	1.12
Ratio of net financial debt to adjusted EBITDA (1)	1.97 / 1.90 (2)	1.96	1.99

(1)

EBITDA including Orange in the United Kingdom, for consistency with net external financial debt, which includes Orange in the United Kingdom (see Notes 11, 22 and 28.7 to the consolidated financial statements), and restated in 2009 as described above.

(2)

Net financial debt excluding the effect of the public tender offer to acquire ECMS shares for a total of 1,082 million euros (see Notes 3, 22, 28, 29, 31 and 32 to the consolidated financial statements).

2009 vs. 2008

(in millions of euros)	Financial years ended December 31
Net financial debt as of December 31, 2008 (historical basis)	35,859
Organic cash flow (1)	(8,350)
Dividends paid to owners of the parent company (2)	3,141
Payment of the balance of the dividend due for 2008 (0.80 euros per share) excluding payment in shares	1,553
Payment of the interim dividend for 2009 (0.60 euros per share)	1,588
Effect of the public tender offer to acquire ECMS shares (3)	1,082
Net impact of the acquisition of 18.4% of France Telecom España (4)	577
Impact of derivatives and foreign exchange fluctuations on net financial debt and non-monetary impact of the buyback of perpetual bonds redeemable for shares (TDIRAs)	652
Dividends paid and capital changes relative to non-controlling interests	609
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) (1)	131
Other items	240
Net financial debt as of December 31, 2009	33,941

(1)

See Section 9.1.4.1 Liquidity and cash flows.

(2)

See Section 9.1.1.4 Key events in 2009 and Notes 21, 28 and 30 to the consolidated financial statements.

(3)

See Notes 3, 22, 28, 29, 31 and 32 to the consolidated financial statements.

(4)

Acquisition of 18.4% of FT España for 1,387 million euros, partially offset by the end of the price guarantee in 2009 given to the minority shareholders of FT España for 810 million euros (see Section 9.1.1.4 Key events in 2009 and Notes 3, 21, 22, 29 and 31 to the consolidated financial statements).

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2008 vs. 2007

(in millions of euros)	Financial years ended December 31
Net financial debt as of December 31, 2007 (historical basis)	37,980
Organic cash flow (1)	(8,016)
Dividends paid to owners of the parent company (2)	4,949
Payment of the dividend for 2007 (1.30 euros per share)	3,386
Payment of the interim dividend for 2008 (0.60 euros per share)	1,563
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) (1)	705
Dividends paid and capital changes relative to non-controlling interests	729
Change in the fair value of the price guarantee given to minority shareholders of FT España (3)	294
Escrow deposit (4)	207
Other elements (5)	(989)
Net financial debt as of December 31, 2008	35,859

(1)

See Section 9.1.4.1 Liquidity and cash flows.

(2)

See Note 21 to the consolidated financial statements.

(3)

See Notes 21, 22, 29 and 31 to the consolidated financial statements.

(4)

Additional deposit made in 2008 in respect of the dispute over the implementation mechanism for business tax in France prior to 2003 (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements).

(5)

Mainly the impact of change in the value of the pound sterling against the euro.

9.1.4.3.2  Financial resources

Financial assets at fair value through profit and loss, financial liabilities and net financial debt as well as derivative instruments are described in Notes 19, 22 and 23 to the consolidated financial statements.

•

In 2009, the France Telecom Group continued to diversify, to the greatest possible extent, its sources of funds to refinance its bond maturities (see Note 28 to the consolidated financial statements). Accordingly, in 2009:

•

France Telecom S.A. issued bonds for a total of 3.95 billion euros, of which only 1 billion euros denominated in euros, the remainder being issued in Swiss francs, US dollars or pounds sterling;

•

TP Group issued bonds for a total of 700 million euros;

•

FT España secured 500 million euros in loans from the European Investment Bank, of which 300 million euros had been drawn as of December 31, 2009; and

•

FT ImmoH concluded a finance lease contract for a total of 140 million euros.

In 2009, France Telecom S.A. made the following bond issues:

•

in January 2009, a bond issue of 1 billion euros maturing in 2014 and bearing interest at 5%;

•

in February 2009, a bond issue of 500 million Swiss francs maturing in 2013 and bearing interest at 3.375%;

•

in May 2009, a bond issue of 750 million pounds sterling maturing in 2016 and bearing interest at 5%; and

•

in June 2009, a bond issue of 2.5 billion US dollars in two tranches, one tranche of 1.25 billion US dollars maturing in 2014 and bearing interest at 4.375% and a second tranche of 1.25 billion US dollars maturing in 2019 and bearing interest at 5.375%. The funds were received in July 2009.

The total amount of the bonds issued by France Telecom S.A. in 2009 was 3.95 billion euros, with a weighted average maturity at issue of approximately 6.5 years and a weighted average annual coupon of 4.7%. The issuances made in 2009 in US dollar and pounds sterling were for the most part swapped for euros at variable rates, which explains how the fixed-rate component of the Group’s net financial debt fell from 85% as of December 31, 2008 to 81% as of December 31, 2009.

In 2009, France Telecom thus pursued its policy of dynamic pro-active debt management by redeeming debt with a par value of 2.4 billion euros, including 1,421 million euros in perpetual bonds redeemable for shares (TDIRAs), 662 million euros in debt pertaining to Orange’s in-substance defeasance transactions in the United Kingdom and 328 million euros in bonds.

The France Telecom Group’s policy is to be in a position to meet its upcoming repayment obligations without additional financing, using available cash and existing credit lines, for at least the next 12 months (See Note 28.3 to the consolidated financial statements).

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9.1.4.3.3  Exposure to market risks and financial instruments

In the course of its industrial and commercial activities, France Telecom is exposed to market risks related to the cost of its debt and the value of certain assets denominated in foreign currencies (investment securities of foreign companies). On the basis of an analysis of its general risk exposure, primarily relating to fluctuations in interest rates and foreign exchange rates, France Telecom uses various financial instruments, within limits set by Management in terms of potential impact on net income for the year, with the objective of optimizing its financing costs.

The management of the interest rate risk, currency risk, liquidity risk, covenants, credit risk and counterparty risk as well as the management of stock-market risk are set out in Note 28 to the consolidated financial statements.

For further information on financial market risks, see Section 4.3 Financial risks.

9.1.4.3.4  Change in France Telecom’s credit ratings

As of December 31, 2009, France Telecom’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

On July 6, 2009, Fitch signaled its decision to revise its rating on the Group’s short-term debt to F2, to align it with that of France Telecom’s European peers rather than to reflect a deterioration in the Group’s credit fundamentals. The Group’s other ratings are unchanged since June 23, 2005.

The only bonds to contain step-up clauses (see the Financial glossary appendix and Notes 22 and 28 to the consolidated financial statements) were those issued in March 2001 (3.5 billion US dollars, bearing interest at 7.75% and maturing in 2011, 600 million pounds sterling, bearing interest at 7.5% and maturing in 2011, and 2.5 billion US dollars, bearing interest at 8.5% and maturing in 2031), comprising 4.8 billion euros outstanding as of December 31, 2009. Under the terms of these clauses, in the event of a downgrade of France Telecom S.A.’s unsecured long-term credit rating below A3 by Moody’s or A- by S&P, the coupon will increase by 0.25% per downgrade level and per rating agency. In the event of an upgrade, the mechanism works in the opposite direction, although the interest rate cannot go below the initial borrowing rate. As no adjustment was made to France Telecom’s long-term rating in 2009, the step-up clause was not activated.

For further information on financial market risks, see Section 4.3 Financial risks.

9.1.5   Additional information

This section sets out, for the France Telecom Group, i) the transition from data on a historical basis to data on a comparable basis for 2008 and 2007, ii) additional information by operating segment, iii) contractual obligations and off-balance sheet commitments, and iv) financial aggregates not defined under IFRS.

9.1.5.1   Transition from data on a historical basis to data on a comparable basis

Operating income before depreciation and amortization, and impairment losses (EBITDA) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not defined under IFRS. For further information on the calculation of EBITDA and CAPEX, and the reasons why the France Telecom Group uses these aggregates, see Section 9.1.5.4 Financial aggregates not defined under IFRS and the Financial glossary appendix.

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis is provided for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom provides the details of the impact of changes in method, scope of consolidation and foreign exchange on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

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9.1.5.1.1  Transition from data on a historical basis to data on a comparable basis for 2008

Group

The table below sets out, for the France Telecom Group, the transition from data on a historical basis to data on a comparable basis for 2008 for the key operating data.

2008 (in millions of euros)	Financial year ended December 31, 2008
	Revenues	EBITDA	Operating income	CAPEX (3)	Average number of employees
Data on a historical basis	47,699	17,083	9,945	6,414	171,718
Changes in the scope of consolidation (1)	(69)	22	25	1	(105)
Disposal of Topachat.com and Clust.Com	(73)	27	28	-	(20)
Other	4	(5)	(3)	1	(85)
Foreign exchange fluctuations (1) (2)	(821)	(272)	(59)	(131)	-
Polish zloty (PLN)	(973)	(398)	(170)	(140)	-
US dollar (USD)	79	37	36	-	-
Swiss franc (CHF)	41	12	4	5	-
Slovak koruna (SKK)	30	12	8	3	-
Pound sterling (GBP)	(17)	32	33	(1))	-
Other	19	33	30	2	-
Other changes (1)	(9)	(1)	(1)	(1)	-
Data on a comparable basis (1)	46,800	16,832	9,910	6,283	171,613

(1)

Unaudited data.

(2)

Foreign exchange fluctuations between average exchange rates in 2008 and average exchange rates in 2009.

(3)

CAPEX of continuing operations (see 9.1.2.4, Group capital expenditures).

The changes included in the transition from data on a historical basis to data on a comparable basis for 2008 mainly included:

•

changes in the scope of consolidation (see Note 3 to the consolidated financial statements), primarily reflecting the impact of the disposal of Web businesses Topachat.com and Clust.com (France operating segment) on February 27, 2009, effective as of March 1, 2008 on a comparable basis; and

•

foreign exchange fluctuations between average exchange rates in 2008 and average exchange rates in 2009.

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Operating segments

The table below sets out, for each of the France Telecom Group’s operating segments, the transition from data on a historical basis to data on a comparable basis for 2008 for the key operating data.

2008 (in millions of euros)	Financial year ended December 31, 2008
	Revenues	EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	23,726	9,854	7,431	2,302	77,911
Changes in the scope of consolidation (1)	(72)	27	29	-	(22)
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Other changes (1) (3)	(27)	(100)	(99)	4	905
Data on a comparable basis (1)	23,627	9,781	7,361	2,306	78,794
United Kingdom
Data on a historical basis	5,926	1,204	286	453	11,075
Changes in the scope of consolidation (1)	-	-	-	-	-
Foreign exchange fluctuations (1) (2)	(637)	(165)	(66)	(48)	-
Other changes (1) (3)	-	41	41	-	5
Data on a comparable basis (1)	5,289	1,080	261	405	11,080
Spain
Data on a historical basis	4,067	614	(630)	569	3,490
Changes in the scope of consolidation (1)	-	-	-	-	-
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Other changes (1) (3)	-	-	-	-	-
Data on a comparable basis (1)	4,067	614	(630)	569	3,490
Poland
Data on a historical basis	5,184	2,146	943	736	29,481
Changes in the scope of consolidation (1)	-	2	2	-	(72)
Foreign exchange fluctuations (1) (2)	(982)	(408)	(180)	(139)	-
Other changes (1) (3)	-	-	-	-	-
Data on a comparable basis (1)	4,202	1,740	765	597	29,409
Rest of the World
Data on a historical basis	8,322	3,446	2,134	1,582	24,364
Changes in the scope of consolidation	(16)	(2)	(2)	-	(14)
Foreign exchange fluctuations (1) (2)	105	47	32	9	-
Other changes (1) (3)	(2)	-	-	-	(4)
Data on a comparable basis (1)	8,409	3,491	2,164	1,591	24,346
Enterprise
Data on a historical basis	7,785	1,508	1,115	356	20,403
Changes in the scope of consolidation (1)	6	(1)	(1)	1	24
Foreign exchange fluctuations (1) (2)	48	70	71	(1)	-
Other changes (1) (3)	(5)	1	(1)	-	(53)
Data on a comparable basis (1)	7,834	1,578	1,184	356	20,374
International Carriers & Shared Services
Data on a historical basis	1,349	(444)	(1,007)	869	16,069
Changes in the scope of consolidation (1)	9	(4)	(4)	-	(16)
Foreign exchange fluctuations (1) (2)	-	18	19	-	-
Other changes (1) (3)	(13)	59	58	(5)	(853)
Data on a comparable basis (1)	1,345	(371)	(934)	864	15,200

(1)

Unaudited data.

(2)

Foreign exchange fluctuations between average exchange rates in 2008 and average exchange rates in 2009.

(3)

Including the impact of internal reorganizations between operating segments that do not affect the Group as a whole.

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9.1.5.1.2  Transition from data on a historical basis to data on a comparable basis for 2007

Group

The table below sets out, for the France Telecom Group, the transition from data on a historical basis to data on a comparable basis for 2007 for the key operating data.

2007 (in millions of euros)	Financial year ended December 31, 2007
	Revenues	EBITDA	Operating income	CAPEX (3)	Average number of employees
Data on a historical basis	46,568	17,750	10,540	6,459	172,906
Changes in the scope of consolidation (1)	(296)	(171)	(102)	40	5,944
Disposal of Orange’s mobile and Internet operations in the Netherlands	(543)	(97)	(13)	(60)	(989)
Acquisition of Telkom Kenya	124	6	6	39	6,000
Acquisition of Ya.com	102	(58)	(76)	18	277
Disposal of TP Ditel	(21)	(5)	(5)	-	(279)
Acquisition of VOXmobile	17	(1)	(3)	4	53
Acquisition of the “Enterprises“ and “Managed Services“ divisions of GTL India	14	-	-	-	499
Other	11	(16)	(11)	39	383
Foreign exchange fluctuations (1) (2)	232	144	54	56	-
Polish zloty (PLN)	376	157	65	77	-
US dollar (USD)	(94)	(44)	(42)	(4)	-
Pound sterling (GBP)	(20)	24	25	(1)	-
Other	(30)	7	6	(16)	-
Other changes (1)	(27)	(4)	(16)	9	-
Data on a comparable basis (1)	46,477	17,719	10,476	6,564	178,850

(1)

Unaudited data.

(2)

Foreign exchange fluctuations between average exchange rates in 2007 and average exchange rates in 2008.

(3)

CAPEX of continuing operations (see 9.1.2.4, Group Capital Expenditures).

The changes included in the transition from data on a historical basis to data on a comparable basis for 2007 mainly included:

•

changes in the scope of consolidation (see Note 3 to the consolidated financial statements), primarily reflecting the impact of:

•

the disposal of Orange’s Internet and mobile operations in the Netherlands (Rest of the World reportable segment) on October 1, 2007, effective from January 1, 2007 on a comparable basis,

•

the acquisition of Telkom Kenya (Rest of the World reportable segment) on December 21, 2007, effective from January 1, 2007 on a comparable basis,

•

the acquisition of T-Online Telecommunications Spain (Spain operating segment), a company previously operating under the Ya.com brand, on July 31, 2007, effective from January 1, 2007 on a comparable basis,

•

the disposal of TP Ditel (Poland operating segment) on June 20, 2008, effective from July 1, 2007 on a comparable basis,

•

the acquisition of VOXmobile (Rest of the World reportable segment) on July 2, 2007, effective from January 1, 2007 on a comparable basis,

•

the acquisition of the “Enterprises“ and “Managed Services“ divisions of GTL India (Enterprise operating segment) on August 30, 2007, effective from January 1, 2007 on a comparable basis; and

•

foreign exchange fluctuations between average exchange rates in 2007 and average exchange rates in 2008.

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Operating segments

The table below sets out, for each of the France Telecom Group’s operating segments, the transition from data on a historical basis to data on a comparable basis for 2007 for the key operating data.

2007 (in millions of euros)	Financial year ended December 31, 2007
	Revenues	EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	23,267	9,659	7,002	2,277	80,904
Changes in the scope of consolidation (1)	1	(8)	(8)	-	13
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Other changes (1) (3)	27	11	4	8	287
Data on a comparable basis (1)	23,295	9,662	6,998	2,285	81,204
United Kingdom
Data on a historical basis	6,540	1,297	263	520	10,893
Changes in the scope of consolidation (1)	-	-	-	-	-
Foreign exchange fluctuations (1) (2)	(910)	(226)	(82)	(72)	-
Other changes (1) (3)	-	(3)	(3)	-	(110)
Data on a comparable basis (1)	5,630	1,068	178	448	10,783
Spain
Data on a historical basis	3,963	661	(469)	624	3,410
Changes in the scope of consolidation (1)	102	(58)	(76)	18	277
Acquisition of Ya.com	102	(58)	(76)	18	277
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Other changes (1) (3)	(35)	(17)	(18)	-	-
Data on a comparable basis (1)	4,030	586	(563)	642	3,687
Poland
Data on a historical basis	4,825	2,040	869	962	31,789
Changes in the scope of consolidation (1)	(20)	(5)	(5)	-	(279)
Foreign exchange fluctuations (1) (2)	379	160	68	76	-
Other changes (1) (3)	-	(8)	(9)	-	-
Data on a comparable basis (1)	5,184	2,187	923	1,038	31,510
Rest of the World
Data on a historical basis	8,287	3,379	2,214	1,488	21,146
Changes in the scope of consolidation	(396)	(95)	(9)	(17)	5,198
Disposal of Orange’s mobile and Internet operations in the Netherlands	(566)	(97)	(13)	(60)	(989)
Acquisition of Telkom Kenya	124	6	6	39	6,000
Acquisition of VOXmobile	17	(1)	(3)	4	53
Other	29	(3)	1	-	134
Foreign exchange fluctuations (1) (2)	(30)	(7)	(6)	(19)	-
Other changes (1) (3)	(30)	1	(4)	1	-
Data on a comparable basis (1)	7,831	3,278	2,195	1,453	26,344
Enterprise
Data on a historical basis	7,723	1,263	749	407	19,288
Changes in the scope of consolidation (1)	19	(1)	(1)	-	562
Foreign exchange fluctuations (1) (2)	(112)	(11)	(11)	-	-
Other changes (1) (3)	(2)	1	-	-	(276)
Data on a comparable basis (1)	7,628	1,252	737	407	19,574
International Carriers & Shared Services
Data on a historical basis	1,240	744	171	701	16,369
Changes in the scope of consolidation (1)	7	(4)	(3)	39	63
Foreign exchange fluctuations (1) (2)	(1)	1	2	(1)	-
Other changes (1) (3)	1	11	14	-	99
Data on a comparable basis (1)	1,247	752	184	739	16,531

(1)

Unaudited data.

(2)

Foreign exchange fluctuations between average exchange rates in 2007 and average exchange rates in 2008.

(3)

Including the impact of internal reorganizations between operating segments that do not affect the Group as a whole.

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9.1.5.2   Additional information

The tables below provide details on revenues and the key operating data for each of the France Telecom Group’s operating segments.

FRANCE

FRANCE	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues (2)	23,639	23,627	23,726	0.1%	(0.4)%	23,267
Personal Communication Services	10,757	10,489	10,506	2.6%	2.4%	9,988
Home Communication Services	14,076	14,287	14,374	(1.5)%	(2.1)%	14,404
Consumer Services	8,734	8,783	8,795	(0.6)%	(0.7)%	8,856
Carrier Services	4,644	4,670	4,684	(0.6)%	(0.9)%	4,520
Other Home Communication Services	698	834	895	(16.3)%	(22.0)%	1,028
Eliminations	(1,194)	(1,149)	(1,154)	3.9%	3.5%	(1,125)
Personal Communication Services
Total number of mobile customers (3)	26,334	25,202	25,202	4.5%	4.5%	24,226
o/w Number of contract customers (3)	17,943	16,977	16,977	5.7%	5.7%	15,699
o/w Number of prepaid customers (3)	8,391	8,224	8,224	2.0%	2.0%	8,527
o/w Number of broadband customers (3)	13,556	11,015	11,015	23.1%	23.1%	7,407
ARPU (4) (in euros)	394	398	398	(1.0)%	(1.0)%	398
AUPU (4) (in minutes)	192	198	198	(3.0)%	(3.0)%	198
Home Communication Services
Consumer Services
Number of Consumer telephone lines (5)	20.6	21.8	21.8	(5.3)%	(5.3)%	23.0
“Voice” telephone traffic of Consumer customers (6)	25.0	28.6	28.6	(12.9)%	(12.9)%	33.5
ARPU of Consumer fixed-line services (4) (in euros)	34.2	32.9	32.9	4.0%	4.0%	30.7
Number of Consumer customers for ADSL broadband (3)	8,880	8,326	8,326	6.7%	6.7%	7,296
Number of leased Liveboxes (3)	7,347	6,544	6,544	12.3%	12.3%	5,209
Number of subscribers to “Voice over IP” services (3)	6,816	5,774	5,774	18.0%	18.0%	4,102
Number of subscribers to “ADSL TV” offers (3)	2,761	1,909	1,909	44.6%	44.6%	1,149
Carrier services
Number of wholesale line rentals (3)	1,076	948	948	13.5%	13.5%	716
Total number of unbundled telephone lines (3)	7,723	6,332	6,332	22.0%	22.0%	5,187
Number of partially unbundled telephone lines (3)	1,309	1,393	1,393	(6.0)%	(6.0)%	1,563
Number of fully unbundled telephone lines (3)	6,414	4,939	4,939	29.9%	29.9%	3,624
Number of ADSL wholesale sales of ADSL access to third-party IAPs (3)	1,892	2,124	2,124	(10.9)%	(10.9)%	2,232
o/w Number of wholesale sales of naked ADSL to third-party ISPs (3)	1,245	1,186	1,186	5.0%	5.0%	942

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. End of period.

(4)

See the Financial glossary appendix.

(5)

In thousands. End of period. This figure includes i) standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line, ii) lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers, and iii) FTTH (Fiber To The Home) accesses.

(6)

In millions of minutes. Outgoing Public Switched Telephone Network (PSTN) telephone traffic from France Telecom customers to all destinations (PSTN and Internet Protocol, IP).

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UNITED KINGDOM

UNITED KINGDOM	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues (2)	5,108	5,289	5,926	(3.4)%	(13.8)%	6,540
Personal Communication Services	4,931	5,077	5,688	(2.9)%	(13.3)%	6,217
Home Communication Services	235	277	311	(14.9)%	(24.2)%	403
Eliminations	(59)	(65)	(73)	(9.3)%	(19.1)%	(80)
Personal Communication Services
Total number of mobile customers (3)	16,514	15,995	15,995	3.2%	3.2%	15,642
o/w Number of contracts customers (3)	6,903	6,173	6,173	11.8%	11.8%	5,610
o/w Number of prepaid customers (3)	9,610	9,822	9,822	(2.2)%	(2.2)%	10,032
o/w Number of broadband customers (3)	5,343	3,349	3,349	59.5%	59.5%	1,798
ARPU (4) (in pounds sterling)	257	272	272	(5.5)%	(5.5)%	265
AUPU (4) (in minutes)	184	180	180	2.2%	2.2%	160
Home Communication Services
Number of broadband Internet customers (3)	840	1,000	1,000	(16.0)%	(16.0)%	1,138

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. End of period.

(4)

See the Financial glossary appendix.

SPAIN

SPAIN	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues (2)	3,887	4,067	4,067	(4.4)%	(4.4)%	3,963
Personal Communication Services (5)	3,216	3,362	3,362	(4.3)%	(4.3)%	3,388
Home Communication Services (5)	671	705	705	(4.9)%	(4.9)%	575
Personal communication services
Total number of mobile customers (3)	11,879	11,374	11,374	4.4%	4.4%	11,091
o/w Number of contracts customers (3)	6,657	6,434	6,434	3.5%	3.5%	5,956
o/w Number of prepaid customers (3)	5,221	4,940	4,940	5.7%	5.7%	5,135
o/w Number of broadband customers (3)	5,119	3,256	3,256	57.2%	57.2%	1,605
ARPU (4) (in euros)	266	291	291	(8.6)%	(8.6)%	301
AUPU (4) (in minutes)	150	148	148	1.4%	1.4%	145
Home Communication Services
Number of broadband Internet customers (3)	1,086	1,164	1,164	(6.7)%	(6.7)%	1,177

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. End of period.

(4)

See the Financial glossary appendix.

(5)

External data (see the Financial glossary appendix).

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POLAND

POLAND	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues (2)	3,831	4,202	5,184	(8.8)%	(26.1)%	4,825
Personal Communication Services	1,792	1,995	2,460	(10.2)%	(27.2)%	2,133
Home Communication Services	2,281	2,408	2,972	(5.3)%	(23.2)%	2,872
Eliminations	(242)	(201)	(248)	20.6%	(2.4)%	(180)
Personal Communication Services
Total number of mobile customers (3)	13,714	14,182	14,182	(3.3)%	(3.3)%	14,158
o/w Number of contracts customers (3)	6,624	6,168	6,168	7.4%	7.4%	5,556
o/w Number of prepaid customers (3)	7,090	8,015	8,015	(11.5)%	(11.5)%	8,603
o/w Number of broadband customers (3)	5,503	4,570	4,570	20.4%	20.4%	2,953
ARPU (4) (in zlotys)	529	591	591	(10.5)%	(10.5)%	592
AUPU (4) (in minutes)	136	112	112	21.4%	21.4%	101
Home Communication Services
Consumer and Business customers
Number of fixed-line telephony customers (3)	7,033	7,957	7,957	(11.6)%	(11.6)%	8,950
Number of broadband Internet customers (3) (5)	2,273	2,193	2,193	3.6%	3.6%	2,028
Number of leased Liveboxes (3)	702	510	510	37.6%	37.6%	346
Number of subscribers to “Voice over IP” services (3)	140	168	168	(16.7)%	(16.7)%	132
Number of subscribers to “ADSL TV” and Satellite offers (3)	372	113	113	ns	ns	40
Wholesale Services
Number of subscriptions sold wholesale (3)	1,268	941	941	34.7%	34.7%	592
Number of Bitstream accesses (3) (6)	441	343	343	28.5%	28.5%	132

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. End of period.

(4)

See the Financial glossary appendix.

(5)

ADSL access including Orange Bitstream Access (BSA) and SDI (fast Internet access technology).

(6)

Not including Orange Bitstream Access (BSA).

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REST OF THE WORLD

REST OF THE WORLD (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues	8,308	8,409	8,322	(1.2)%	(0.2)%	8,287
Belgium	1,531	1,500	1,500	2.1%	2.1%	1,494
Romania	1,055	1,310	1,310	(19.5)%	(19.5)%	1,234
Egypt	998	923	894	8.0%	11.5%	757
Slovakia	813	861	833	(5.6)%	(2.4)%	744
Personal Communication Services (2)	775	834	807	(7.2)%	(4.0)%	722
Home Communication Services (2)	38	27	26	41.7%	46.9%	21
Switzerland	858	868	826	(1.1)%	3.9%	816
Senegal	636	627	634	1.3%	0.2%	577
Personal Communication Services	436	430	430	1.5%	1.5%	378
Home Communication Services	406	378	385	7.2%	5.3%	361
Eliminations	(206)	(181)	(181)	14.0%	14.0%	(163)
Ivory Coast	458	444	444	3.2%	3.2%	413
Personal Communication Services	324	318	318	2.1%	2.1%	287
Home communication services	214	196	196	9.3%	9.3%	182
Eliminations	(80)	(70)	(70)	15.6%	15.6%	(56)
Dominican Republic	417	419	414	(0.4)%	0.8%	411
Jordan	407	408	387	(0.4)%	5.1%	410
Personal Communication Services	192	190	180	0.9%	6.4%	189
Home communication services	256	258	245	(0.6)%	4.8%	258
Eliminations	(41)	(40)	(38)	3.9%	9.6%	(37)
Mali	272	247	247	10.3%	10.3%	225
Cameroon	221	211	211	4.5%	4.5%	210
Moldova	150	134	137	11.8%	10.0%	102
Kenya	95	100	107	(5.1)%	(10.8)%	-
Personal Communication Services (2)	13	-	-	-	-	-
Home Communication Services (2)	82	100	107	(17.9)%	(22.8)%	-
Madagascar	77	89	98	(13.8)%	(21.4)%	88
Botswana	87	77	76	13.0%	13.6%	68
Mauritius	64	60	64	6.0%	(0.4)%	60
Personal Communication Services	27	26	27	6.5%	0.1%	24
Home Communication Services	43	42	45	1.7%	(4.4)%	43
Eliminations	(6)	(8)	(8)	(16.2)%	(21.2)%	(7)
Other and Sofrecom	264	227	245	16.6%	8.0%	761
Eliminations	(94)	(97)	(104)	(3.3)%	(9.9)%	(83)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) External data (see the Financial glossary appendix).

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REST OF THE WORLD	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Personal communication services
Total number of mobile customers (2)	64,152,	55,069	55,070	16.4%	16.4%	44,864
o/w Number of broadband customers (2)	6,701	4,552	4,552	47.2%	47.2%	1,939
Belgium	3,425	3,393	3,393	0.9%	0.9%	3,284
Romania	10,995	10,355	10,355	6.2%	6.2%	9,813
Egypt (71.25% share)	18,064	14,331	14,331	26.0%	26.0%	10,771
Slovakia	2,891	2,927	2,927	(1.2)%	(1.2)%	2,864
Switzerland	1,558	1,543	1,543	1.0%	1.0%	1,510
Senegal	4,608	3,537	3,537	30.3%	30.3%	2,512
Ivory Coast	3,817	4,143	4,143	(7.9)%	(7.9)%	2,860
Dominican Republic	2,811	2,401	2,401	17.1%	17.1%	2,071
Jordan	1,939	1,608	1,608	20.6%	20.6%	1,514
Mali	3,469	2,757	2,757	25.8%	25.8%	2,035
Cameroon	2,788	2,137	2,137	30.5%	30.5%	1,977
Moldova	1,586	1,457	1,457	8.8%	8.8%	1,160
Kenya	762	360	360	111.9%	111.9%	-
Madagascar	2,254	2,016	2,016	11.8%	11.8%	1,301
Botswana	737	692	692	6.5%	6.5%	553
Mauritius	251	239	239	4.9%	4.9%	221
Other subsidiaries (3)	2,198	1,174	1,174	87.2%	87.2%	418
Home Communication Services
Number of fixed-line telephony customers (2)	2,258	2,297	2,297	(1.7)%	(1.7)%	1,769
Belgium	660	630	630	4.7%	4.7%	556
Senegal	258	240	240	7.4%	7.4%	269
Ivory Coast	284	279	279	1.8%	1.8%	250
Jordan	501	520	520	(3.6)%	(3.6)%	559
Mali	1	1	1	-	-	1
Kenya	418	489	489	(14.5)%	(14.5)%	-
Mauritius	132	134	134	(1.2)%	(1.2)%	132
Other subsidiaries (4)	4	4	4	-	-	2

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In thousands. End of period.

(3)

Other mobile telephony subsidiaries include those in Armenia, Guinea, Equatorial Guinea, Guinea-Bissau, Luxembourg, Niger, Uganda and the Central African Republic.

(4)

Other fixed-line telephony subsidiaries include those in Vietnam, Vanuatu and the subsidiaries of Sofrecom.

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ENTERPRISE

ENTERPRISE	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues (2)	7,559	7,834	7,785	(3.5)%	(2.9)%	7,723
Fixed-line Telephony and Traditional Data Services	3,167	3,459	3,444	(8.4)%	(8.0)%	3,648
Enhanced network services	2,166	2,081	2,054	4.1%	5.4%	1,964
Integration and outsourcing of critical communication applications	1,371	1,349	1,338	1.6%	2.4%	1,129
Other business services	855	945	949	(9.5)%	(9.8)%	982
France	,
Number of Business telephone lines (3)	5,144.6	5,461.4	5,461.4	(5.8)%	(5.8)%	5,644.6
Number of Business Everywhere customers (4)	750.4	682.7	682.7	9.9%	9.9%	571.4
Number of permanent accesses to data networks (4) (5)	334.7	328.3	328.3	1.9%	1.9%	306.9
o/w Number of IP-VPN accesses (4) (5)	273.2	270.3	270.3	1.1%	1.1%	255.0
World
Number of IP-VPN accesses (4)	322.8	321.3	321.3	0.5%	0.5%	303.3

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. End of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line.

(4)

In thousands. End of period.

(5)

Access by customers outside the France Telecom Group, excluding the carrier market.

INTERNATIONAL CARRIERS & SHARED SERVICES

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Financial years ended December 31
	2009	2008 comparable basis (1)	2008 historical basis	Chg. (%) comparable basis (1)	Chg. (%) historical basis	2007 historical basis
Revenues (2)	1,388	1,345	1,349	3.2%	2.9%	1,240
International Carriers	1,208	1,159	1,171	4.2%	3.1%	1,109
Shared Services	180	186	178	(3.1)%	1.6%	131
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) In millions of euros.

9.1.5.3   Unrecognized contractual commitments

Unrecognized contractual commitments are set out in Note 31 to the consolidated financial statements.

9.1.5.4   Financial aggregates not defined under IFRS

In addition to the financial aggregates reported in compliance with International Financial Reporting Standards (IFRS), this document also includes financial aggregates that are not defined under IFRS. As set out below, these figures are provided as additional information and should not be substituted for or confused with financial aggregates defined under IFRS.

Operating income before depreciation and amortization, and impairment losses (EBITDA)

Operating income before depreciation and amortization, and impairment losses, hereinafter referred to as “EBITDA”, corresponds to operating income before depreciation and amortization expense and before the impairment of goodwill and fixed assets.

EBITDA is one of the measures of operating profitability used by the Group to i) monitor and assess the performances of its operating segments, ii) implement its investment and resource-allocation strategy, and iii) measure the performance of its executive directors. France Telecom’s managers deem the presentation of EBITDA to investors to be meaningful, as it provides an analysis of operating results and segment profitability using the same aggregate as that used by managers themselves. As such, and in accordance with the provisions of IFRS 8, EBITDA is broken down by operating segment, in addition to operating income.

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EBITDA also allows France Telecom to compare its results with those of other groups within the telecommunications sector. EBITDA, or similar management indicators reported by France Telecom’s competitors, are widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between EBITDA and operating income as presented in the consolidated statement of income is set out in the table below.

(in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Revenues	45,944	47,699	46,568
External purchases	(19,170)	(19,893)	(18,963)
Other operating income	560	604	680
Other operating expenses	(2,288)	(2,110)	(2,213)
Labour expenses	(9,094)	(8,536)	(8,914)
Gains (losses) on disposal of assets	(4)	(29)	775
Restructuring costs	(213)	(442)	(187)
Share of profits (losses) of associates	23	(210)	4
ECFI’s ruling of November 30, 2009	(964)	-	-
Operating income before depreciation and amortization, and impairment losses (EBITDA)	14,794	17,083	17,750
Depreciation and amortization	(6,417)	(6,859)	(7,077)
Impairment of goodwill	(449)	(270)	(26)
Impairment of fixed assets	(69)	(9)	(107)
Operating income	7,859	9,945	10,540

EBITDA is not defined as a measure of financial performance under IFRS, and may not be comparable to similarly named indicators reported by other companies. EBITDA is to be taken as additional information and should not be seen as a substitute for operating income or operating cash flows.

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX)

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding capital expenditures financed through finance leases, referred to hereinafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX”, relates to the acquisition of property, plant and equipment and intangible assets excluding telecommunication licenses as presented in the “Segment information” of the consolidated financial statements. The following calculation shows the transition from CAPEX to the acquisition of tangible and intangible assets.

(in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Acquisitions of tangible and intangible assets excluding telecommunication licenses (CAPEX)	(5,659)	(6,867)	(6,979)
CAPEX of continuing operations	(5,304)	(6,414)	(6,459)
CAPEX of discontinued operations (1)	(355)	(453)	(520)
Telecommunication licenses	(58)	(273)	(85)
Acquisitions of tangible and intangible assets	(5,717)	(7,140)	(7,064)

(1)

Disposal of Orange in the United Kingdom pending (see Section 9.1.1.4 Key events in 2009, Section 9.1.3 Analysis by operating segment, Segment information of the consolidated financial statements and Notes 3 and 11 to the consolidated financial statements).

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The France Telecom Group’s Management uses CAPEX to measure the operational efficiency of capital expenditures used by each operating segment. CAPEX excludes capital expenditures financed through finance leases (which are not material) and capital expenditures on telecommunication licenses, as the acquisition of such licenses is not part of the day-to-day monitoring of operating investments. CAPEX allows investors to monitor annual capital expenditures relating to France Telecom’s business and to measure their return over the short term. CAPEX is not defined under IFRS and is not a substitute for property, plant and equipment and intangible assets. CAPEX, as defined by France Telecom, is not comparable with similarly named indicators used by other companies.

Organic cash flow

Organic cash flow covers net cash provided by operating activities, less net cash used in investing activities excluding cash paid for investment securities, proceeds from sales of investment securities and other changes in securities and other financial assets.

Organic cash flow also corresponds to net cash provided by operating activities less acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed assets suppliers) plus the proceeds from sales of tangible and intangible assets.

(in millions of euros)	Financial years ended December 31
	2009	2008 historical basis	2007 historical basis
Net cash provided by operating activities	14,384	14,999	14,644
Acquisitions of property, plant and equipment and intangible assets	(5,717)	(7,140)	(7,064)
Increase (decrease) in amounts due to fixed assets suppliers	(410)	(76)	125
Proceeds from sales of property, plant and equipment and intangible assets	93	233	113
Organic cash flow	8,350	8,016	7,818

The France Telecom Group’s Management deems organic cash flow to be a meaningful indicator for investors as it is the indicator used by the Group to measure its capacity to generate cash from its operating activities (net cash provided by operating activities, less acquisitions of property, plant and equipment and intangible assets) excluding cash paid for investment securities, proceeds from sales of investment securities and other changes in securities and other financial assets. Organic cash flow is not defined under IFRS, and is not a substitute for net cash provided by operating activities or net cash used in investing activities. Organic cash flow, as defined by France Telecom, is not comparable with similarly named indicators used by other companies.

Ratio of net financial debt to EBITDA

The ratio of net financial debt to EBITDA is calculated using EBITDA including Orange in the United Kingdom (see Section 9.1.1.4 Key events in 2009, Segment information of the consolidated financial statements and Notes 3 and 11 to the consolidated financial statements), for consistency with net external financial debt, which includes Orange in the United Kingdom (see Notes 11, 22 and 28.7 to the consolidated financial statements).

In order to facilitate the comparison between the ratio of net financial debt for 2009 and previous years, EBITDA for 2009 has been restated so as to exclude a total expense of 1,533 million euros relative to i) the ruling handed down by the European Court of First Instance (ECFI) in respect of the dispute over the special business tax (taxe professionnelle) regime in France prior to 2003, for a total of 964 million euros (see Section 9.1.1.4 Key events in 2009 and Notes 18, 26, 30, 31 and 32 to the consolidated financial statements), and ii) a provision covering the implementation of the “Part-Time Seniors” plan in France for a total of 569 million euros (see Section 9.1.1.4 Key events in 2009 and Notes 5, 24 and 31 to the consolidated financial statements). On that basis, the ratio of net financial debt to adjusted EBITDA worked out at 1.97 in 2009. Excluding the impact on net financial debt of the public tender offer to acquire ECMS shares for a total of 1,082 million euros (see Notes 3, 22, 28, 29, 31 and 32 to the consolidated financial statements), the ratio of net financial debt to adjusted EBITDA worked out at 1.90 in 2009.

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(in millions of euros)	Financial years ended December 31
	2009	2009	2008 historical basis	2007 historical basis
Net financial debt	33,941	33,941	35,859	37,980
Effect of the public offer to acquire ECMS shares	1,082	-	-	-
Net financial debt excluding the effect of the public tender offer to acquire ECMS shares	32,859	-	35,859	37,980
(a) EBITDA of continuing operations	14,794	14,794	17,083	17,750
(b) EBITDA of discontinued operations (1)	939	939	1,204	1,297
(c) Eliminations and other	(12)	(12)	41	(4)
(a+b+c) EBITDA including Orange in the United Kingdom	15,721	15,721	18,328	19,043
(d) ECFI’s ruling of November 30, 2009	(964)	(964)	-	-
(e) Provision covering the implementation of the “Part-Time Seniors” plan in France	(569)	(569)	-	-
(a+b+c-d-e) Adjusted EBITDA, including Orange in the United Kingdom	17,254	17,254	18,328	19,043
Ratio of net financial debt to adjusted EBITDA	1.90	1.97	1.96	1.99

(1)

Disposal of Orange in the United Kingdom pending (see Section 9.1.1.4 Key events in 2009, Section 9.1.3 Analysis by operating segment, Segment information of the consolidated financial statements and Notes 3 and 11 to the consolidated financial statements).

9.2    ANALYSIS OF France Telecom S.A.’s FINANCIAL POSITION AND EARNINGS (FRENCH GAAP)

The separate annual financial statements of France Telecom S.A. have been prepared in accordance with generally accepted accounting principles in France and the provisions of the French General Accounting Plan (Plan Comptable Général).

Details of the accounting methods used by France Telecom S.A. are provided in the Notes to the Annual Financial Statements of France Telecom S.A., Section 20.2.1, Note 2.

9.2.1   Overview and Main Developments

France Telecom (“France Telecom S.A.”) is the parent company of the France Telecom Group. It houses the fixed-line and Internet activities of the France Telecom Group in France, and as such is France’s leading telecommunications operator. Through its subsidiaries, it is also a leading operator worldwide. The company’s activities are described in Chapter 6 Overview of the Group’s Business.

An analysis of the company’s business performance in 2009 is provided in the Management Report, Section 9.1.3 Analysis by Business Segment.

The main events that took place in 2009 are set out in the Management Report, Section 9.1.1.4.

The main subsequent events are set out in Section 20.2.1 Annual Financial Statements of France Telecom S.A.

9.2.2   Breakdown of Income

The data below relates to the income statement line items in France Telecom S.A.’s annual financial statements (“separate financial statements”). Items with a negative impact on income are given in brackets; no special presentation is given for those with a positive impact. Year-on-year changes are expressed as percentages (again, reductions in absolute terms are given in brackets, but no special presentation is given for increases in absolute terms).

2008 data is given on an unadjusted historical basis, unless otherwise stated.

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9.2.2.1   Operating Income

(in millions of euros)	Year ended December 31
	2009	2008	Change 2009-2008
Revenues	22,500	22,820	(1.4%)
Other operating income	2,524	2,837	(11.0%)
Consumption of goods and merchandises	(2,785)	(3,000)	(7.2%)
Other external purchases and expenses	(7,150)	(7,233)	(1.2%)
Taxes other than income tax	(983)	(865)	13.6%
Labour expenses	(6,326)	(6,569)	(3.7%)
Other operating expenses	(697)	(671)	3.9%
Depreciation, amortization and provisions	(2,445)	(2,326)	5.1%
Operating income	4,638	4,993	(7.1%)

Revenues

The table below shows France Telecom S.A.’s revenues by market in 2009 and 2008, as well as the percentage change between the two years.

(in millions of euros)	Year ended December 31
	2009	2008 (1)	Change 2009-2008
Fixed-line services	19,691	19,967	(1.4%)
Subscriber fixed telephone lines	7,166	7,938	(9.7%)
Internet services	3,256	2,811	15.8%
Carrier services	3,807	3,838	(0.8%)
Data transfer	3,389	3,288	3.1%
Other fixed-line services	2,073	2,092	(0.9%)
Other revenues	2,809	2,853	(1.5%)
Sales of mobile equipment	271	284	(4.6%)
Various other revenues	2,538	2,569	(1.2%)
TOTAL REVENUES	22,500	22,820	(1.4%)

(1)

The breakdown of 2008 revenues has been modified to take into account the reclassification on the “other fixed-line services” line (in the second half of 2009) of various services invoiced to subsidiaries, previously recorded under “various other revenues”. The breakdown in revenues between Internet services and data services recorded in 2008 has also been adjusted.

France Telecom S.A.’s revenues totaled 22.5 billion euros in 2009, down 1.4% compared with 2008. The downward trend in subscriber fixed telephone lines and the impact of reductions to various wholesale prices applied by the regulator (carrier services) were partially offset by strong growth in Internet services and firmer revenues in data services.

Fixed-Line Services

Subscriber Fixed Telephone Lines

Revenues from subscriber fixed telephone lines were down 9.7%, breaking down as:

•

a 13.4% decrease in revenues from traditional calling services, as a result of the development of “Voice over IP” services; and

•

a 7.5% decrease in revenues from telephone services subscriptions stemming from the steady growth in ADSL broadband access (via the full unbundling of telephone lines and naked ADSL) and the development of the wholesale market in telephone service subscriptions.

Internet Services

The 15.8% increase in Internet service revenues was attributable to the sustained growth in sales of ADSL broadband services and associated services such as “Voice over IP” and “digital television” (via ADSL and by satellite) to retail customers.

Services to Operators

Operator services revenues were down 0.8%. The impact of price cuts imposed by the regulator, particularly on ADSL access and wholesale telephone lines, was partially offset by growth in the number of unbundled telephone lines and, to a lesser extent, an increase in wholesale telephone service subscriptions.

Data Transfer

The 3.1% increase in data transfer revenues stemmed for the most part from growth in broadband and very high bandwidth access services.

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Other Fixed-Line Services

Revenues from other fixed-line services were down 0.9% compared with 2008. The growth in services relating to the operation and maintenance of telecommunications networks on behalf of France Telecom subsidiaries and the growth in customer assistance revenues almost entirely offset the fall in public phone and fixed telephony equipment (sales and rentals).

Other Revenues

Sales of Mobile Equipment

The 4.6% decrease in revenues from sales of mobile equipment stemmed from the impact of promotions and the decline in Mobicarte refill sales.

Various Other Revenues

The various other revenues line was down 1.2% compared with 2008, reflecting change in services provided by France Telecom S.A. to France Telecom Group subsidiaries, particularly retail commissions.

Operating Indicators

All the figures in the table below are in thousands.

	Cumulative as of end-December
	2009 actual	2008 actual
Subscriber fixed telephone lines
Total number of telephone lines managed by FT S.A.	34,750	34,593
o/w
Number of Consumer telephone lines	20,626	21,790
Number of Business telephone lines	5,145	5,461
Internet and ADSL multi-services
Number of Orange ADSL broadband subscribers	8,880	8,326
Number of subscribers to multi-service offers
Number of leased Liveboxes	7,347	6,544
Number of “Voice over IP” services subscribers	6,816	5,774
Number of ADSL TV offers subscribers	2,761	1,909
Business services
Number of permanent data network access points managed in France	335	327
o/w
Number of IP-VPN accesses	273	270
Number of Business Everywhere mobile services users in France	750	683
Services to Operators
Number of unbundled telephone lines	7,723	6,332
Partial unbundling	1,309	1,393
Total unbundling	6,414	4,939

Other Operating Income

Other operating income was down 11.0% year-on-year. This was mainly due to the reduction in capitalized costs stemming from the downward trend in expenditure on plant, property and equipment, and intangible assets.

Operating Expenses

Consumption of goods and merchandise fell by 7.2% from (3,000) million euros in 2008 to (2,785) million euros in 2009. This reduction was attributable chiefly to the decline in purchases of goods stemming from reduced expenditure on plant, property and equipment, and intangible assets.

Other external purchases and expenses were stable at (7,150) million euros in 2009, compared with (7,233) million euros in 2008. This was attributable primarily to slight reductions in overheads (particularly commissions and fees) and inter-operator costs.

Taxes other than income tax increased by 13.6%, or by 118 million euros, due mainly to the application of a tax on services provided by electronic communications operators in France (a broadcasting tax of 0.9% of taxable revenues).

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France Telecom S.A.’s labour costs were down 3.7% at (6,326) million euros in 2009, compared with (6,569) million euros in 2008. The reduction stemmed from:

•

the reduction in the headcount (average number of full-time employees) from 93,333 in 2008 to 90,492 in 2009, a year-on-year reduction of 2,841;

•

offset by a cost effect stemming primarily from pay rises in 2009 and a 31 million euros increase year-on-year in provisions covering incentive bonuses.

Other operating expenses increased by 26 million euros between 2008 and 2009 to a total of (697) million euros in 2009, due to a slight increase in royalties, patents and day-to-day management expenses.

Depreciation, amortization and provisions increased by 119 million euros between 2008 and 2009 to a total of (2,445) million euros in 2009, due mainly to an increase in provisions on trade receivables, as depreciation and amortization expenses remained stable.

Operating income totaled 4,638 million euros in 2009, down 7.1% compared with 2008. The margin (operating income as a percentage of revenues) narrowed by 1.3 points from 21.9% in 2008 to 20.6% in 2009..

9.2.2.2   Financial Income and Expense

(in millions of euros)	Year ended December 31
	2009	2008
Interest expenses excluding perpetual bonds redeemable for shares (TDIRAs)	(1,883)	(2,652)
Interest expenses for perpetual bonds redeemable for shares (TDIRAs)	(132)	(187)
Foreign-exchange gains (losses)	(58)	(858)
Dividends received	2,784	12,137
Change in provisions for investment securities and related receivables	(5,847)	(10,710)
Other income/costs/accretion effects	71	(462)
Net finance cost	(5,065)	(2,732)

Net finance costs totaled (5,065) million euros in 2009, compared with (2,732) million euros in 2008. The fall was attributable mainly to the drop in dividends received, which came to 2,784 million euros in 2009, compared with 12,137 million euros in 2008, partially offset by the positive impact of provisions on investment securities and related receivables, with a net provision of 5,847 million euros recognized in 2009, as opposed to a net provision of 10,710 million euros in 2008.

The change in the level of provisions on investment securities and related receivables was attributable to:

•

lower provisions of (1,695) million euros on Wirefree Service Belgium shares in 2009, compared with (7,432) million euros in 2008, a reduction of 5,737 million euros; and

•

the recognition in 2008 of a (2,143) million euro provision on ASB shares, the provision reversal following the sale of these shares in 2009 being classified as exceptional income (see Note 9.2.2.3);

•

partially offset by a (2,243) million euro provision on TP S.A. shares in 2009, as opposed to a provision reversal of 285 million euros in 2008.

The change in dividends received stemmed mainly from the decrease in dividends paid by subsidiaries:

•

Wirefree Services Belgium (down 8,620 million euros between 2008 and 2009); and

•

Orange S.A. (down 731 million euros between 2008 and 2009).

The 769 million euro decrease in interest expenses excluding perpetual bonds redeemable for shares (TDIRAs) was attributable to:

•

a 1,464 million euro fall in interest paid on intercompany loans, which totaled (185) million euros in 2009, compared with (1,649) million euros in 2008;

•

partially offset by a 140 million euro increase in interest on borrowings between 2008 and 2009; and

•

by a 478 million euro reduction in revenues from receivables related to equity interests and current accounts between 2008 and 2009.

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(in millions of euros)	Year ended December 31
	2009	2008	Change 2009-2008
Interest expenses (excluding TDIRAs)	(1,883)	(2,652)	769
Net financial debt at end of period (1)	28,257	26,442	1,815
Average net financial debt outstanding over the period (2)	26,905	27,822	(917)
Weighted average cost of net financial debt	6.42%	6.01%	0.41 pt

(1)

See Section 9.2.3.5.

(2)

Average outstanding net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and allowing the calculation of the weighted average cost of net financial debt.

Interest expenses for perpetual bonds redeemable for France Telecom shares (TDIRAs) totaled (132) million euros in 2009, compared with (187) million euros in 2008. The reduction in the interest bill was attributable to the buyback of 1,420 million euros in TDIRAs in 2009.

The net foreign exchange loss in 2009 was (58) million euros, compared with (858) million euros in 2008. This stemmed mainly from i) a 155 million euro increase in foreign exchange gains net of foreign exchange losses between 2008 and 2009, and ii) reversals of foreign exchange loss provisions totaling 256 million euros, as opposed to new provisions totaling (390) million euros in 2008.

Other finance income and costs and accretion effects, which totaled 71 million euros in 2009, mainly comprised i) reversals of interest rate risk provisions totaling (10) million euros, compared with new provisions totaling (223) million euros in 2008, and ii) other finance income totaling 134 million euros in 2009, compared with (160) million euros in 2008.

With respect to exposure to market risks and financial instruments, France Telecom’s policy is not to use derivatives for speculative purposes. Details of all market risks and financial instruments are provided in Note 6.5 to the separate financial statements, Exposure to Market Risks and Financial Instruments.

9.2.2.3   Exceptional Income and Expense

(in millions of euros)	Year ended December 31
	2009	2008
Gains on asset disposals and retirements	(15,578)	(1)
Change in provisions and other exceptional items	13,549	(276)
Exceptional items	(2,029)	(277)

The (15,578) million euros gain on asset disposals and retirements mainly comprises the sale of ASB shares to Orange S.A. for a total of (15,597) million euros.

The 13,549 million euro change in provisions and other exceptional items mainly comprises i) the reversal of provisions on ASB shares for a total of 15,334 million euros following their sale to Orange S.A., partially offset by ii) net provisions for risks and charges of (700) million euros, including the provision relating to the “Part-Time Seniors” plan for a total of (563) million euros and iii) a 964 million euro charge relative to the ruling handed down by the European Court of First Instance.

9.2.2.4   Net Income

After the inclusion of (234) million euros in employee profit sharing in 2009, compared with (267) million euros in 2008, and income tax (see Notes 4.10 and 4.11 to the separate financial statements), which represented net proceeds of 1,274 million euros in 2009 (compared with 1,517 million euros in 2008), France Telecom S.A.’s net income was (1,416) million euros in 2009, compared with 3,234 million euros in 2008.

There was no re-incorporation of overheads within the meaning of Article 223 quinquies of the French General Tax Code in 2009. Non-deductible vehicle leasing costs, carried as so-called “sumptuary” expenses in tax declaration 2057-A, were re-incorporated.

9.2.3   Balance Sheet

The data below relates to changes in balance sheet line items in France Telecom S.A.’s separate financial statements.

9.2.3.1   Non-Current Assets

Net non-current assets decreased by 29,996 million euros to a total of 88,421 million euros between 2008 and 2009. The change resulted mainly from a 29,939 million euro reduction in non-current financial assets.

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Over the same period, property, plant and equipment decreased by 113 million euros, and intangible assets increased by 56 million euros.

The 29,939 million euro decrease in non-current financial assets (from 103,023 million euros in 2008 to 73,084 million euros in 2009 in net value) was attributable mainly to:

•

the sale of ASB shares to Orange S.A. for a gross amount of 38,552 million euros, and a net amount of 23,218 million euros after factoring in provisions totaling 15,334 million euros; and

•

new provisions on TP S.A. shares for a total of (2,243) million euros, on WSB shares for a total of (1,695) million euros, on Equant BV shares for a total of (935) million euros, on Orange Participations shares for a total of (791) million euros, and on Orange S.A. shares for a total of (194) million euros, partially offset by capital increases (Equant for 935 million euros, Orange Participations for 470 million euros, and Globecast Holding for 61 million euros).

9.2.3.2   Current Assets

Net current assets excluding marketable securities, cash and cash equivalents, amounted to 6,375 million euros in 2009, a decrease of 506 million euros between 2008 and 2009.

The biggest decrease was in trade receivables, which totaled 4,043 million euros in 2009, down 407 million euros compared with 2008. Gross trade receivables totaled 4,215 million euros in 2009, compared with 4,604 million euros in 2008. Change in trade receivables during the year was attributable to the net impact of an increase in securitized receivables and a decrease in sums owed by subsidiaries.

Marketable securities totaled 2,286 million euros in 2009, compared with 4,066 million euros in 2008, a decrease of 1,780 million euros. The decrease was attributable mainly to:

•

a 1,667 million euro fall in certificates of deposit between 2008 and 2009;

•

a 722 million euro fall in term deposits;

•

a 450 million euro fall in commercial paper;

•

partially offset by a 1,234 million euros increase in Mutual Funds and money-market funds.

Cash and cash equivalents increased by 4 million euros between 2008 and 2009.

9.2.3.3   Shareholders’ Equity

Shareholders’ equity amounted to 37,754 million euros in 2009, a decrease of 4,319 million euros compared with 2008. The main transactions contributing to this change were:

•

(3,679) million euros in dividend payments, breaking down as:

•

(2,091) million euros in dividends on 2008 income, of which 538 million euros paid in shares (an interim dividend on 2008 income having previously been paid in 2007 for a total of (1,563) million euros), and

•

an interim dividend of (1,588) million euros on 2009 income;

•

the negative impact of 2009 net income for a total of (1,416) million euros;

•

partially offset by the capital increase and additional paid-in capital resulting from the payment of part of the dividend on 2008 income in shares, for a total of 538 million euros.

9.2.3.4   Provisions for Risks and Charges

Provisions for risks and charges totaled 3,075 million euros in 2009, down 188 million euros compared with 2008. The change in provisions for risks and charges includes provisions covering the implementation of the “Part-Time Seniors” plan, in accordance with the agreement signed in November 2009, for a total of 563 million euros, and in the opposite direction, provision reversals relating to the early retirement plan (484 million euros), the allocation of free shares to staff (203 million euros) and foreign exchange losses (256 million euros).

9.2.3.5   Liabilities

Gross financial debt was 30,700 million euros in 2009, breaking down as 29,301 million euros in long- and medium-term debt (of which 2,944 million euros maturing in 2010) and 1,399 million euros in short-term debt. With cash, cash equivalents and marketable securities totaling 2,443 million euros in 2009, financial debt net of available cash was 28,257 million euros in 2009, compared with 26,442 million euros in 2008. The increase in net debt accordingly worked out at 1,815 million euros in 2009. The maturities, composition and structure of the group’s net financial debt are set out in Note 6.4 to the Annual Financial Statements of France Telecom S.A.

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9.2.3.6    Trade Payables

The breakdown of trade payables by due-date at year’s end was as follows:

(in millions of euros)	As of December 31, 2009	Not due	Due for a maximum of 2 months	Due for more than 2 months
Trade payables	3,049	2,809	129	111

9.2.4   Equity Interests

In 2009, France Telecom S.A. subscribed to two capital increases made by its subsidiary Equant, in January and July, representing cash payments of 525 million euros and 410 million euros respectively.

•

In January 2009, France Telecom S.A. contributed a receivable owned by Orange Brand Services Ltd (OBSL) to Orange Sverige, for a net total of 1.4 billion euros. This contribution was made in exchange for a capital increase in Orange Sverige subscribed to entirely by France Telecom S.A. As of December 31, 2009, France Telecom S.A. owned 99.99% of Orange Sverige.

•

In 2009, France Telecom S.A. subscribed to two capital increases made by its subsidiary Orange Participations, in June and November, representing cash payments of 360 million euros and 110 million euros respectively.

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10  cash flow and equity

See Section 9.1.4 Cash flow, shareholders’ equity, and financial debt.

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11  innovation, research and development, patents and licenses

New digital technologies are, for those involved in the world of technology and information, currently transforming the landscape. New economic models developed by large Web players are coming into existence, while manufacturers of consumer electronics are moving towards value-added services. In this context, France Telecom believes that innovation will be a major source of growth. In 2009, France Telecom continued its efforts in innovation and devoted 1.9% of its revenues, or 862 million euros, to it. The equivalent expenditure was 900 million euros in 2008 and 894 million euros in 2007. These amounts include staff costs as well as operating and investment expenses related to research, development and innovation in new products and services.
Since 2005, the Group has decided to combine new product design and new product launch in a unique strategic marketing approach. The R&D laboratories and the Technocentre have been brought together within the Group’s worldwide innovation network, Orange Labs, launched in January 2007 under the responsibility of strategic marketing.

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Orange Labs Network

In order to achieve its ambitions in innovation, the Orange Labs network brings together specialized employees on four continents. Each Orange Lab is immersed in a specific environment that enables it to anticipate and take advantage of technological breakthroughs and changes in user patterns worldwide and to facilitate partnerships, thereby accelerating the Group’s capacity for innovation. The creation of Orange Labs, whose objective is to improve the selection of innovations developed by the Group and to reduce the timeframe for bringing them to market, was awarded the “Prize for Innovation in Innovation Management” in 2008, as part of the Trophies for Innovation Management awarded by L’Expansion and Bearing Point.

London
R&D Technocentre
Warsaw
R&D Technocentre
Amman
Technocentre
San Francisco
R&D
Tokyo R&D
Spain
R&D & Technocentre
Technocentre (Chatillon)
8 centres R&D
Cairo R&D
Beijing R&D

Orange Labs currently has four Technocentre platforms, located in France, the United Kingdom, Poland and Jordan. Their objective is to design and market new products and services in the countries where they are located and to share them within the Group in other countries where the Group is present. The network is also made up of research and development laboratories located in 8 countries worldwide: France, United Kingdom, United States, China, Japan, Poland, Spain and Egypt.

In 2009, after a review of the business portfolio, the Orange Labs network was rescaled, including the closure of the Explocentre and Orange Labs in Boston and Korea.

Partnerships

The Group has an active policy of forming strategic partnerships with leading industrial players which allows it to quickly enhance its portfolio of products and services.

Medium-term bilateral partnerships with U.S., European and Asian companies allow the Group to better anticipate forthcoming technological developments in areas such as home automation, healthcare and the environment.

Partnerships have also been concluded with universities and academic institutions (such as the Institut Télécom, CNRS, INRIA or Supélec). France Telecom is also financing four Research Chairs.

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France Telecom is a key player in R&D programs through various governmental partnerships, at both the French level (ANR projects) and at the European level (7th European Commission framework program, EUREKA-CELTIC).

Finally, in France, France Telecom participates in seven competitiveness centers set up to foster local synergies for innovative projects, five of which are global, and it chairs the Image and Networks Center.

Patents and Licensing

France Telecom has a portfolio of 7,718 patents in France and abroad (issued or filed) that were streamlined in 2008 and enhanced by the registration of new patents, France Telecom’s aim being to protect its innovations and its ability to develop freely. In order to maximize the value of its R&D, some of these patents are licensed through programs such as a program for “Turbocodes” technology that covers 3G and WiMax mobile networks; and the MediaFLO mobile television technology in the United States; or through patent pools for patents corresponding to industry standards (MP3, MPEG Audio, DAB, DVB, W-CDMA, G729, IEEE802.11x, NFC, ISDB-T) in Japan. Value maximization also concerns software such as engineering tools for the mobile network.

In 2009, 349 new patents were registered, issued primarily by the Orange Labs R&D division of France Telecom S.A.

Management of Technological Interests

Within the R&D division, Management of Technological Interests includes venture capital companies France Telecom Technologies Investments (FTTI) and Innovacom3, management companies Innovacom Gestion (France) and Orange Venture Capital Investment Management (China) and holding companies Orange Capital Management S.A. and France Telecom Capital Development (FTCD). FTCD, the parent venture capital holding company and full subsidiary of France Telecom, owns stakes in three types of funds:

•

a Corporate Venture fund (through FTTI), with the objective of monetizing France Telecom’s intellectual property in exchange for stakes in start-up technologies;

•

venture capital funds whose management is open to third parties (FCPR Innovacom 4, 5 and 6);

•

and external venture capital funds that are managed by third parties and are internationally diversified (Europe, United States, Canada, Japan).

In 2009, as part of its strategy of investing in innovative Chinese start-ups, FTCD continued to build up its two ad-hoc investment vehicles, including the French holding company Orange Capital Management S.A. and Chinese venture capital fund Orange Venture Capital Investment.

Significant events of 2009

In 2009, several technological innovations from Orange Labs were added to the Group’s products and services, including:

•

an upgrade to the domestic network, with the launch of Livebox 2.0, which is more energy efficient, more user-friendly and easier to install.

•

access to multimedia content through:

•

a search engine that uses automatic indexing technologies for written, audio and video content, making it possible to group and rank this content. This search engine made it possible to open the 24-hour news portal,

•

non-linear content tools (to replay content several days after it airs) such as M6 Replay,

•

RSS flow vocalization tools;

•

3D audiovisual technologies:

•

spatialized 3D, image and sound recording of Don Giovanni, live from Rennes opera,

•

live, 3D broadcast of French Open matches for Fiber customers;

•

multimedia on mobiles:

•

opening of an application download site for Orange mobiles;

•

High Definition mobile voice, with the world-premiere launch of this service in Moldova;

•

cloud computing, which gives business customers and consumers access to computing resources and to applications hosted on the operator’s network and therefore large storage and processing capacity;

•

business voice services (for more information on these services, see Section 6.3.6 Enterprise Communication Services (ECS)) with the roll-out of:

•

all-IP business telephony through the Business Talk IP SIP offer,

•

simplified business telephony technologies available directly on the Business Livebox.

Finally, in the area of network development, the main research avenues have involved increases in speed of fixed and mobile networks (with optical networks), cost optimization, the improvement of the quality of service and the inclusion of sustainable development aspects.

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12  information on trends

In an economic environment that is stabilized, but which remains difficult, the France Telecom group anticipates the following trends during 2010:

•

excluding the effect of regulation, revenues are expected to remain generally stable compared with 2009, on a comparable basis. The negative impact of regulatory measures is estimated at about 1 billion euros;

•

concerning the EBITDA, the effects of regulation should be similar to those recorded in 2009. Continuing cost optimization programs should help limit the erosion of EBITDA margin, and enable continuing commercial investment in all geographical zones in which the Group is active;

•

capital expenditures on tangible and intangible assets excluding licenses, should represent about 12% of revenues, principally including the resumption of the Group’s investments in fiber optics in France, which should represent about 100 million euros in 2010;

•

in this context, the Group aims to generate about 8 billion euros of organic cash flow in 2010 based on the current business of consolidation (before the potential acquisition of new frequencies for mobile services and excluding the impact relating to the special business tax (taxe professionnelle) exemption in France prior to 2003) and confirms its ambition to generate 8 billion euros of organic cash flow for 2011.

Also, the Group confirms its medium-term financial targets:

•

a policy of making selective acquisitions aimed primarily at emerging markets (particularly in Africa and the Middle East), and consolidation opportunities in the markets in which the Group is already present;

•

a reduction in net financial debt, with a ratio of financial debt to EBITDA of less than 2 to preserve the Group’s independence and flexibility;

•

and an unchanged shareholder remuneration policy: the Group expects to pay an interim dividend for 2010 in September for an amount to be decided in accordance with the first half-year results for 2010.

See also Section 6.2 France Telecom’s strategy.

By its very nature, the achievement of these targets is subject to numerous risks and uncertainties that may give rise to differences between the stated objectives and actual results. The most significant risks are described in Section 4 Risk factors.

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13  profit forecasts or estimates

None.

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14  administrative and management bodies and senior management

14.1

ORGANIZATION AND OPERATIONS OF THE BOARD OF DIRECTORS

284

14.1.1

Composition of the Board of Directors

284

14.1.2

Information on the directors

286

14.1.3

Organization of the Board of Directors’ and its committees’ work

294

14.1.4

Observance of governance guidelines

297

14.2

STRUCTURE AND FUNCTIONING OF THE GENERAL MANAGEMENT

298

14.2.1

Management and limits set on CEO’s authority

298

14.2.2

Information on the Chief Executive Officer

298

14.2.3

Directeur Général Délégué (CEO Delegate)

299

14.2.4

Executive Committee

299

14.2.5

Group governance committees

302

14.3

INTERNAL CONTROL AND RISK MANAGEMENT

303

14.3.1

Internal Control Structure and Framework

303

14.3.2

Internal control systems

306

14.3.3

Specific internal control procedures for the preparation and processing of accounting and financial information

306

14.3.4

Summary of work on internal control implemented under Section 404 of the Sarbanes-Oxley Act

308

14.4

REPORT OF THE STATUTORY AUDITORS

310

Report drawn up pursuant to the provisions of Article L. 225-235 of the French Commercial Code
on the Report of the Chairman of the Board of Directors of France Telecom

310

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14.1     ORGANIZATION AND OPERATIONS OF THE BOARD OF DIRECTORS

14.1.1   Composition of the Board of Directors

Pursuant to Article 13 of the Bylaws, the Board of Directors consists of a minimum of 12 and a maximum of 22 members. In accordance with French law no. 86–912 dated August 6, 1986 relating to the privatization of France Telecom, it consists of at least two members representing the employees and one member representing the employee shareholders if the board has less than 15 members, or three members representing the employees and one member representing the employee shareholders if the board has 15 or more members.

In addition, pursuant to the French decree-law of October 30, 1935, the Board of Directors must include directors designated by the French Government in proportion to the latter’s direct or indirect shareholding in France Telecom. The directors designated by the French Government are appointed by ministerial order.

As of the approval by the Board of Directors on March 24, 2010 of the Chairman’s report on governance and internal control, the Board of Directors was composed of 15 members, including:

•

eight directors elected by the Annual Shareholders’ Meeting;

•

three directors appointed by the French Government;

•

three directors elected by the employees;

•

one director elected by the Annual Shareholders’ Meeting to represent the employee shareholders.

In the course of 2009, the following changed in the Board’s composition:

•

by orders from the French Ministry of the Economy, Industry and Employment dated September 14, 2009, Pascal Faure and Gilles Michel were appointed as members of the France Telecom board of directors as representatives of the French Government, to replace Henri Serres and Jacques de Larosière, respectively;

•

in the first round of elections for employee-representative Board members on October 22, 2009, Caroline Angeli and Ghislaine Coinaud were elected to the board to represent non-management staff, replacing Hélène Adam and Jean-Michel Gaveau, respectively. Their term started on December 3, 2009;

•

in the second round of elections for employee-representative directors on November 10, 2009, Daniel Guillot was elected as Board member to represent management staff, replacing René Bernardi. His term started on December 3, 2009.

In accordance with the Bylaws amended by the Shareholder’s Meeting on May 27, 2008, each new Board member’s term is four years. The Shareholder’s Meeting adopted a reduction in Board members’ terms upon the proposal of the Board of Directors, in order to become fully compliant with the Afep-Medef code recommendations on corporate governance of listed companies by enabling the shareholders and employees to vote more often on the appointments of the Board members who represent them.

Since the term of Stéphane Tierce, the director representing employee shareholders, will be expiring, the June 9, 2010 Shareholder’s Meeting will be called to make a decision on his replacement. In its meeting on March 24, 2010, the Board of Directors acknowledged the applications put forward by the Supervisory Boards of company mutual funds with investments in France Telecom shares for the office of director representing employee shareholders.

In addition, in its meeting on March 24, 2010, the Board of Directors decided to propose the appointment of Stéphane Richard as director to the Annual Shareholders’ Meeting called for June 9, 2010. If this resolution is adopted, the Board will have 16 members.

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The following tables detail the members of the Board of Directors on the date of this document:

DIRECTORS APPOINTED BY THE ANNUAL SHAREHOLDERS’ MEETING

Name	Date appointed	Term ending
Didier Lombard, Chairman of the Board of Directors	February 27, 2005 (1)	2011 (3)
Marcel Roulet	February 25, 2003 (1)	2011 (3)
Bernard Dufau	February 25, 2003 (1)	2011 (3)
José-Luis Durán	February 5, 2008 (2)	2012 (4)
Charles-Henri Filippi	February 5, 2008 (2)	2012 (4)
Claudie Haigneré	May 21, 2007	2012 (4)
Henri Martre	February 25, 2003 (1)	2011 (3)
Jean Simonin	May 26, 1998 (1)	2011 (3)

(1)

Term of office renewed at the Annual Shareholders’ Meeting of April 22, 2005.

(2)

Appointment ratified by the Annual Shareholders’ Meeting of May 27, 2008, and followed by a new vote at the same meeting in line with the new Bylaws.

(3)

Term of office ends at the Ordinary Shareholders’ Meeting convened to approve the financial statements for 2010.

(4)

Term of office ends at the Ordinary Shareholders’ Meeting convened to approve the financial statements for 2011.

DIRECTORS APPOINTED BY THE FRENCH GOVERNMENT

Name	Date appointed	Term ending
Bruno Bézard	March 9, 2007	March 8, 2012
Gilles Michel	September 14, 2009	September 13, 2013
Pascal Faure	September 14, 2009	September 13, 2013

DIRECTORS ELECTED BY THE EMPLOYEES

Name	Date appointed	Term ending
Caroline Angeli	December 3, 2009	December 2, 2013
Ghislaine Coinaud	December 3, 2009	December 2, 2013
Daniel Guillot	December 3, 2009	December 2, 2013

DIRECTOR APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING UPON RECOMMENDATION OF EMPLOYEE SHAREHOLDERS

Name	Date appointed	Term ending
Stéphane Tierce	April 22, 2005	June 9, 2010

Since April 27, 2005, the representative of the France Telecom-Orange Central Works Council attends the Board of Directors’ meetings.

The business address of all the directors, in their positions as directors of France Telecom, is: 6 Place d’Alleray, in Paris (15th arrondissement), France.

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14.1.2   Information on the directors

14.1.2.1   Biographies, terms of office and shares held

This Section primarily details the directorships and offices held in any company by our directors, as required by Article L. 225-102-1 of the French Commercial Code. The information provided in this section is given to the best of the Company’s knowledge.

The Shareholders’ Meeting on May 26, 2009 set the number of shares to be held by each director elected by the Shareholders’ Meeting to 1,000, except the Director representing employee shareholders, who is exempt in accordance with the law.

Didier Lombard, 68, has been Chairman of the France Telecom Board of Directors since February 27, 2005. He was also the Company’s Chief Executive Officer until March 1, 2010. He joined France Telecom in 2003 as Executive Director in charge of Technologies, Strategic Partnerships and New Usage Patterns. Didier Lombard began his career in research and development at France Telecom in 1967, where he participated in the development of numerous new products for France Telecom covering satellites, electronic components and mobile systems. From 1988 to 1990, he was the Scientific and Technical Director at the French Ministry of Research and Technology and then served as Managing Director of Industrial Strategy at the French Ministry of the Economy, Finance and Industry from 1991 to 1998. Prior to his appointment at France Telecom, Mr. Lombard also served as Ambassador for international investments for several years and was founding Chairman of the French agency for international investment. He is also a member of Thomson’s and Thales’ board, and a member of the Supervisory Boards of STMicroelectronics and Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications. He is also a Knight of the French Legion of Honor and an Officer of the French Ordre National du Mérite (national merit order).

Number of France Telecom shares held: 8,893

Current directorships and offices	Directorships and offices having expired in the last five years
• Chairman of the France Telecom Board of Directors • Director of Thomson • Director of Thales • Member of the STMicroelectronics N.V. Supervisory Board • Member of Radiall’s Supervisory Board	• Chief Executive Officer of France Telecom (until March 1, 2010) • Member of the Supervisory Board of Agence de l’Innovation Industrielle • Chairman of the Board of Directors of Orange S.A.

Caroline Angeli, 52, is head of corporate networks in a customer service center at Paris Bercy, after working as central labour delegate for the SUD Federation. She joined France Telecom in 1988 as a line works manager.

Number of France Telecom shares held: 97

Current directorships and offices	Directorships and offices having expired in the last five years
Director of France Telecom (since December 3, 2009)	None.

Bruno Bézard, 46, has served since February 2007 as Managing Director of the French Government Shareholding Agency (APE) within the French Ministry of the Economy, Industry and Employment. He is also a director of Areva, Air France-KLM, EDF, Thales, La Poste, SNCF, Dexia and Strategic Investment Fund (FSI). From September 1994 to May 1998, Bruno Bézard served as Bureau Chief with the Department of the Treasury, responsible for financing housing, savings collection circuits and La Poste. From May 1998 to January 2000, he served as the sub-Director for the Department of Treasury, responsible for insurance. From January to March 2000, he was Deputy Chief of Staff for the Minister of the Economy, Finance and Industry. In May 2000, Bruno Bézard was appointed sub-Director in the Department of the Treasury for development assistance, multilateral banks and emerging countries. At the same time, he became Vice-Chairman of the Club de Paris. From June 2001 to April 2002, he served as Economic and Financial Advisor to the Prime Minister. As Head of the Equity Investments Department until September 2004, he was then appointed Deputy CEO of the APE and was named Managing Director on February 26, 2007.

Number of France Telecom shares held: 0 (1)

(1)

The directors representing the French Government are not required by law to hold any share in the Company.

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Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom

•

Managing Director of the French Government Shareholding Agency (APE)

•

Director of Areva

•

Director of EDF

•

Director of La Poste

•

Director of Air France – KLM

•

Director of SNCF (since January 18, 2010)

•

Director of Fonds Stratégique d’Investissement

• Director of Renault • Director of France Télévisions • Director of Thales (in office until September 28, 2009) • Director of Dexia (in office until November 11, 2009)

Ghislaine Coinaud, 54, works for the support department. Until December 2009, she was the deputy central labour delegate for the CGT labour union. She was previously a member of this union’s federal management board. From 1995 to 2005, Ghislaine Coinaud was a member of the conseil supérieur de la fonction publique. In 1977, she joined France Telecom as facilities operating agent at the main operating center in La Courneuve.

Number of France Telecom shares held: 80

Current directorships and offices	Directorships and offices having expired in the last five years
Director of France Telecom (since December 3, 2009)	None.

Bernard Dufau, 68, joined IBM France as an engineer in 1966, then until 1981, he worked in various marketing and sales management positions in Paris and around France. After working as a consultant for IBM Corporation in the United States from 1981 to 1983, then as Sales Director (1983-1988) and Chief Executive Officer in charge of Operations (1988-1993) for IBM France, in 1994, he became Chief Executive Officer in charge of Retail for IBM Europe. From January 1, 1995 until April 1, 2001, Mr. Dufau was the Chairman and Chief Executive Officer of IBM France. From July 2001 to December 2005, he worked as a corporate strategy consultant. Mr. Dufau is also a director at Dassault Systèmes and Kesa Electricals. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and former Chairman of the Amicale des ingénieurs Supelec (engineers association).

Number of France Telecom shares held: 6,692

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Director of Dassault Systèmes • Director of KESA Electricals • Director of Néo Sécurité	• Director of Team Partners Group

José-Luis Durán, 45, began his career in 1987 at Arthur Andersen, after studying economics. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held successive positions as management controller (1991-1994), management controller of Southern Europe (1994-1996), then management controller of North & South America until 1997. After his term as Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed CEO for Finance, Management, Organization and Systems of Carrefour, joining the Group’s Executive Committee. José-Luis Durán was Chief Executive Officer of the Carrefour group and Chairman of the Management Board from 2005 to 2008. He is currently Chairman of Devanlay’s Management Board. José-Luis Durán has also been a director of HSBC Holding Plc since January 1, 2008.

Number of France Telecom shares held: 1,010

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Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Chairman of Devanlay’s Management Board • Chairman of Maus Frères International Services (MFIS) (since January 2010) • Director of HSBC Holding Plc	• Chairman of the Management Board and Chief Executive Officer of the Carrefour group

Pascal Faure, 47, has been Vice-Chairman of the CGIET (France’s General Council for Industry, Energy and Technologies), the combined General Council of Mines and General Information Technologies Council, since February 2009. Pascal Faure started his career in R&D at Bell Laboratories (United States), at Apple Computer then at the Centre National d’Etudes des Télécommunications (France Telecom/CNET) as a project manager in secure communications and cryptology. From 1992 to 1995, he worked for the Budget Ministry on administrative computing policy credits. He was then appointed technical advisor in charge of budgets, tax affairs, employment and regional development, for the ministry of tourism, and then for the ministry of regional development, urbanism and integration. From 1997 to 2001, Pascal Faure served as Director of Development and Financial Affairs and as Deputy General Administrator of the Groupe des Ecoles des Télécommunications. He was then appointed deputy technical director for the Defense Ministry. In parallel, he served as Chairman of the Telecommunications Engineers’ Association from 2000 to 2006. In 2007, Pascal Faure was appointed Vice-Chairman of the General Office of Information Technologies. Pascal Faure is an Ingénieur Général des Mines. He holds a degree from Ecole Polytechnique (X83) and Ecole Nationale Supérieure des Télécommunications de Paris (88). Pascal Faure is Knight of the French Legion of Honor and a Knight of the French Ordre National du Mérite.

Number of France Telecom shares held: 0 (1)

Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom (since September 14, 2009)

•

Vice-Chairman of the CGIET

•

Director of Institut TELECOM

•

Director of Ecole Normale Supérieure

•

Director of La Poste

•

Director of La Française des Jeux

• Chairman of the Institut TELECOM Board of Directors

Charles-Henri Filippi, 57, is Chairman of Octagones and Alfina, and Senior Advisor for CVC Capital Partners France. He joined CCF in 1987 after several years in French government service and in Ministerial offices. He became Chief Executive Officer of CCF France in 1998, and was then appointed to the Senior Management of HSBC in 2001, in charge of the Group’s Corporate and Institutional Banking business. He became Chairman and Chief Executive Officer of HSBC France in March 2004, then Non-Executive Chairman from August 2007 to December 31, 2008.

Number of France Telecom shares held: 2,001

(1)

The directors representing the French Government are not required by law to hold any shares in the Company.

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Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom

•

Chairman of Octagones SAS

•

Chairman of ALFINA SAS

•

Partner of Weinberg Capital Partners

•

Senior Advisor to CVC Capital Partners for France

•

Director of EURIS

•

Director of L’Oréal

•

Director of Centre Georges Pompidou

•

Director of PIASA SA

•

Non-voting member of Nexity’s board

•

Chairman and Chief Executive Officer of HSBC France (formerly CCF)

•

Chairman of the HSBC France’s Board of Directors

•

Chairman of the HSBC Private Bank France Supervisory Board

•

Director of HSBC Asset Management Holding

•

Director of HSBC Bank plc

•

Director of HSBC Private Bank Holdings Switzerland

•

Director of HSBC Trinkaus & Burkhardt

Daniel Guillot, 53, is Director of Relations with the Ain département local authority, at the Lyon Regional Division. He joined France Telecom in 1977 as telecommunications and postal controller. In 1986, Daniel Guillot became the central administrative agent at the Ministry of Telecommunications, Postal Services and Space, before becoming Chief Inspector in 1993. He held labour union responsibilities at the CFDT Cultural Consulting Communication Federation since the day it was founded in 2005 as head of management staff and international affairs and finally, since 2007, as central labour representative and head of the Orange FT group. Until 2009, Daniel Guillot had a seat on the worldwide union UNI Télécom’s global committee and chaired the European Telecommunications Social Dialog Committee jointly with the employer representative.

Number of France Telecom shares held: 832

Current directorships and offices	Directorships and offices having expired in the last five years
Director of France Telecom (since December 3, 2009)	None.

Claudie Haigneré, 52, has been Advisor to the Director General of the European Space Agency (ESA) since November 2005. A trained doctor, she is a rheumatologist and specialist in aeronautical medicine. She holds a doctorate in sciences and was an astronaut with the French space agency CNES, then ESA, flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. Ms Haigneré was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. Claudie Haigneré also lends her support to various health causes: maisons des parents (homes for parents of hospitalized children), the Alliance des Maladies Rares with Fondation Groupama and the Kourir Association for children suffering from juvenile rheumatoid arthritis. She is also a sponsor of the Courtin-Arthritis foundation. Since February 2010, she has chaired the Etablissement Public du Palais de la Découverte and the Cité des Sciences et de l’Industrie. Claudie Haigneré is also a director of Fondation C-Génial, the Académie des Technologies, the Fondation de France and L’Oréal’s corporate foundation. She is a member of the Académie des Technologies, the Académie des Sports and of the International Academy of Astronautics (IAA). In 2006, she was awarded the Louise Weiss Prize for her European activities. Furthermore she is a sponsor of the Cité de l’Espace in Toulouse, the Institut de Myologie de la Pitié-Salpétrière set up by the Association Française contre les Myopathies (AFM), and many schools and student graduate classes. Claudie Haigneré is a Commander of the French Legion of Honor.

Number of France Telecom shares held: 988

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Director of Sanofi-Aventis • Director and Chairman of EPPDCSI (Etablissement Public du Palais de la Découverte and de la Cité des Sciences and de l’Industrie)	• Director and Chairman of the Cité des sciences et de l’industrie • Chairman of the Board of the Palais de la Découverte

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Henri Martre, 82, served as Délégué Général pour l’armement (General Representative for Armaments) at the Defense Ministry from 1977 to 1983 and Chairman and Chief Executive Officer of Aérospatiale from 1983 to 1992. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Groupement des industries françaises aéronautiques et spatiales – Gifas (French aeronautics and spatial industries group) from 1990 to 1993, Chairman of the Association européenne des constructeurs de matériel aérospatial (AECMA) (European association of aerospace manufacturers), and Chairman of AFNOR from 1993 to 2002. A general engineer of armaments by profession, Mr. Martre is a director of SOGEPA (French Government holding company of EADS), and a member of the Board of Directors of SOFRADIR, Chairman of the Supervisory Board of ESL and Vice-Chairman of the Supervisory Board of KLM. He is a member of various French Government Councils (Conseil supérieur de l’Aviation marchande, Conseil du CEPII) and the Consultative Committee for the Bank of France. Henri Martre has a degree from Ecole Polytechnique and Ecole Nationale Supérieure des Telecommunications.

Number of France Telecom shares held: 1,000

Current directorships and offices	Directorships and offices having expired in the last five years

•

Director of France Telecom

•

Director of Sogepa

•

Chairman of the Supervisory Board of ESL

•

Vice-Chairman of the Supervisory Board of KLM

•

Member of the Board of Directors of Sofradir

•

Member of the Conseil supérieur de l’Aviation marchande

•

Member of the CEPII board

•

Member of the Banque de France Consultative Committee

•

Manager of SOCOGIT

• Director of Renault S.A. • Director of ON-X • Member of the Conseil de l’Agence Française pour les Investissements Internationaux

Gilles Michel, 54, has been Chief Executive Officer of the Strategic Investment Fund (FSI) since January 2009. He started his career as an Industrial Economist at the World Bank. He joined Saint-Gobain in 1986, where he held several different positions within the group, including CEO of the Ball Foster Glass subsidiary in the United States and Chairman of the Ceramics and Plastics Branch and Member of the Group Senior Management Committee. Gilles Michel joined PSA Peugeot Citroën in 2002, where he was a member of the Executive Committee, then Director of Platforms, Techniques and Purchasing, and later Member of the PSA Peugeot Citroën Management Board. Gilles Michel has degrees from Ecole Polytechnique, ENSAE and IEP (Political Studies Institute).

Number of France Telecom shares held: 0 (1)

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom (since September 14, 2009) • Chief Executive Officer of FSI

•

Member of the PSA Peugeot Citroën Management Board

•

Chairman of Citer

•

Chairman of the Board of Directors of Citroën Denmark A/S, Citroën Italia, Citroën UK Ltd, Citroën Belux, Citroën (Switzerland) SA

•

Chairman of the Supervisory Board of Citroën Nederland B.V

•

Member of the Supervisory Board of Citroën Deutschland AG

•

Director of Automoviles Citroën España, Autotransporte Turistico Espanol S.A., Comercial Citroën S.A., Citroën Sverrige AB

•

Permanent representative of Automobiles Citroën to the Chair of the Automoveis Citroën Board of Directors and the Banque PSA Finance Board of Directors

•

Director of Peugeot Citroën Automobiles, Process Conception Ingénierie

(1)

The directors representing the French Government are not required by law to hold any shares in the Company.

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Marcel Roulet, 77, was Chairman of France Telecom from 1991 to 1995. Following this, he was Chairman and Chief Executive Officer of Thomson S.A. between February 1996 and March 1997 and Thomson CSF (now Thales) between February 1996 and January 1998. A general telecoms engineer by profession, Mr Roulet retired on January 1, 1999 and now provides business consulting services. Marcel Roulet is also a director of HSBC France’s and Chairman of the Supervisory Board at Gimar Finance SCA. He is a member of the Eurazeo Supervisory Board. He is Honorary Chairman of France Telecom. Mr Roulet is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Number of France Telecom shares held: 4,488

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Business consultant • Director of HSBC France (formerly CCF) • Chairman of the Supervisory Board of GIMAR Finance SCA • Member of the Eurazeo Supervisory Board

•

Director of Thomson

•

Director of Thalès (permanent TSA representative)
(in office until May 19, 2009)

•

Non-voting member on the Board of Directors of the PagesJaunes Groupe

•

Non-voting member of the Cap Gemini board
(in office until April 30, 2009)

•

Non-voting member of the Thomson board
(in office until February 17, 2010)

Jean Simonin, 65, is the former Managing Director of the Retail Sales Agency of France Telecom S.A. in Toulouse. From 1993 to 1996 he led France Telecom’s commercial activities for the South-West division. Previously, Jean Simonin managed France Telecom’s Sales Agency in Avignon from 1989 to 1992 and Nevers from 1986 to 1989. Before 1986, he held various positions within France Telecom in Nevers, Cluses, Evry and Paris. He was a director of AFTAS. He is the Mayor of Saint-Emiland (Saone et Loire), and President of the Autour de Couchois towns district. Mr Simonin graduated from the Centre national des Arts et Métiers.

Number of France Telecom shares held: 5,732

Current directorships and offices	Directorships and offices having expired in the last five years
Director of France Telecom	None

Stéphane Tierce, 41, has been in charge of the marketing and anticipation department at Orange France’s Consumer Marketing Division since March 2006. Between May 2003 and February 2006, he was in charge of prepaid offers and services (Mobicarte offers) for Orange France. Between May 2001 and April 2003, he was a marketing manager for banking and financial services at Orange France. From February 1999 to April 2001, Mr Tierce was a marketing manager for remote banking services within France Telecom’s Business Division. Mr Tierce holds an engineering degree from the Ecole Nationale Supérieure des Arts et Métiers.

Number of France Telecom shares held: 1,659

Current directorships and offices	Directorships and offices having expired in the last five years
• Director of France Telecom • Director of AFTAS	None

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Terms held by Board members whose functions ended in the 2009 financial year

Hélène Adam (end of term December 2, 2009)

Directorships and offices exercised in 2009	Directorships and offices having expired in the last five years
Director of France Telecom	None

René Bernardi (end of term December 2, 2009)

Directorships and offices exercised in 2009	Directorships and offices having expired in the last five years
Director of France Telecom	None

Jean-Michel Gaveau (end of term December 2, 2009)

Directorships and offices exercised in 2009	Directorships and offices having expired in the last five years
Director of France Telecom	None

Jacques de Larosière (end of term September 7, 2009)

Directorships and offices exercised in 2009	Directorships and offices having expired in the last five years

•

Director of France Telecom

•

Member of the Consultative Committee of AIG

•

Chairman of the Strategy Board at EMP

•

Chairman of the Observatoire de l’Epargne Européenne (trustee) (voluntary)

•

Chairman of Stichting Euronext (trustee)

•

Joint Chairman of Eurofi (voluntary)

• Chairman (voluntary) of: • The Per Jacobsson Foundation • Reuters Founders Share Company Limited • BNP Paribas Hungary • Director of Power Corporation

Henri Serres (end of term September 7, 2009)

Directorships and offices exercised in 2009	Directorships and offices having expired in the last five years
• Director of France Telecom • Director of Information Systems and Communication - Ministry of Defense • Director of Imprimerie Nationale • Director of TSA

•

Central Director of Information Systems Security, General Secretariat for National Defense

•

French representative on the Board of Directors of the European Network and Information Security Agency (ENISA)

•

Vice-Chairman of the General Office of Information Technologies - Ministry of the Economy, Finance and Industry

•

Chairman of the Board of Directors of Groupe des Ecoles des Télécommunications

•

Director of La Poste

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14.1.2.2   Independent directors

In its meeting on February 24, 2010, the Board of Directors estimated that seven Board members strictly met the criteria of the Afep-Medef code on corporate governance and could be qualified as independent (1). Six of them met these requirements under the previous estimation, and five of them met the requirements two years earlier.

The independent directors are Ms. Claudie Haigneré, Mr. Bernard Dufau, Mr. José-Luis Durán, Mr. Charles-Henri Filippi, Mr. Henri Martre and Mr. Marcel Roulet, as well as Mr. Jean Simonin, who now meets the independence criteria.

The other eight Board members are either representatives of the French State, or employees (or former employees who have left less than five years ago) of France Telecom and, as such, may not be considered independent based on the Afep-Medef code.

The increase in the number of independent directors testifies to the Group’s desire to comply with the code’s recommendations as much as possible, concerning the number and the proportion of independent directors within the the Board and its committees. The composition of the Board of Directors and its committees also reflects compliance with specific legal provisions, particularly those relating to the stake held by the French State in France Telecom. Thus, three Board members representing the State and four representing the employees cannot, by definition, meet the independence criteria found in the Afep-Medef code.

As the Afep-Medef code itself reminds us, however, “the quality of a Board of Directors cannot be boiled down to the fraction of independent directors, as above everything else directors must be competent, active, present and involved”. In this regard, France Telecom selects its Board members based on certain criteria, particularly their experience and expertise in fields related to its lines of business and related issues, as well as the degree to which the candidates will make themselves available.

14.1.2.3   Court rulings, bankruptcy, conflicts of interest and further information

To the Company’s knowledge, in the past five years:

•

no directors or officers have been found guilty of fraud;

•

no directors or officers have been associated with a bankruptcy, receivership or liquidation;

•

no directors or officers have been publicly and officially incriminated or punished by any statutory or regulatory authorities; and

•

no directors or officers have been disqualified by a court from acting as a member of an administrative, management or supervisory board of an issuer or from acting in the management or conduct of the affairs of any issuer.

Absence of family ties

To the Company’s knowledge, there are no family ties between the Company’s directors or officers or between directors or officers and the members of the Executive Committee.

Conflicts of interest

Pursuant to Article 14 of the Board of Directors’ Internal Guidelines (see Section 14.1.3.1 Board of Directors’ function and activity), Board members must inform the Chairman of the Board of any situation concerning them that is likely to lead to a conflict of interests with one of the Group’s companies.

To the best of the Company’s knowledge and on the date of this Registration Document, there are no potential conflicts of interest between the duties of the members of the Board of Directors or the Chief Executive Officer with respect to France Telecom and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or agreement with major shareholders, customers, suppliers or other parties pursuant to which a member of the Board of Directors or the Chief Executive Officer was appointed to the Board or as Chief Executive Officer.

(1)

Under the independence criteria set out in the Afep‑Medef report, an independent director must:

-

not be an employee or corporate officer of the company, an employee or director of its parent company or of a company that it consolidates, and not have served in any of these capacities during the previous five years;

-

not be a corporate officer of another company in which the company holds, directly or indirectly, a position on the Board of Directors, or in which an employee designated as such or a corporate officer of the company (either presently or within the last five years) serves on the board;

-

not be, or be directly or indirectly linked to, a customer, supplier, commercial banker or investment banker of the company or its group, or for which the company or its group represents a significant share of business;

-

not have close family ties with a corporate officer;

-

not have been an auditor of the company within the last five years;

-

not have been a director of the company for more than 12 years;

-

not take part in controlling the company as the representative of a major shareholder.

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Restrictions regarding the sale of shares by the directors

Upon the proposal of the Board of Directors, the May 26, 2009 Shareholder’s Meeting amended the Bylaws to include an obligation for each director appointed by the Shareholder’s Meeting (except for the director representing employee shareholder) to own at least 1000 Company shares. Moreover, directors holding shares under the France Telecom Group’s company savings plan that are invested in shares of the Company are subject to the lock-up and non-transferability rules applicable under the provisions governing such operations.

Finally, Article 14 of the Board of Directors’ Internal Guidelines prevents members from engaging in any operation relating to the securities of the listed companies of the Group so long as they have knowledge of confidential information, and from directly or indirectly engaging in short sales with respect to such securities.

To the Company’s knowledge, there is no other restriction that has been agreed to by a director or officer concerning the disposal, within a certain period of time, of its holdings in the Company.

14.1.2.4   Directors’ and officers’ transactions involving Company shares

The following table, drawn up in accordance with the provisions of Article 223-26 of the AMF’s General Regulations, details the transactions involving France Telecom shares carried out by directors or officers during the 2009 financial year and declared to the AMF:

name of director/officer	Financial Instrument	Type of transaction	Date of transaction	Unit price	Number	Amount of transaction
José-Luis Durán	Shares	Purchase	May 11, 2009	€16.69	1,000	€16,690

No other purchase or sale of France Telecom shares was declared during the 2009 financial year by the directors or any other person with close personal ties with them.

The following table also details the transactions involving France Telecom shares carried out by directors or officers and declared to the AMF since the closing of the 2009 financial year:

name of director/officer	Financial Instrument	Type of transaction	Date of transaction	Unit price	Number	Amount of transaction
Stéphane Richard	Shares	Purchase	March 10, 2010	€17.69	50,000	€884,645
Claudie Haigneré	Shares	Purchase	March 16, 2010	€18.06	918	€16,581.90

Furthermore, Henri Martre informed the Company that in March 2010 he bought 270 France Telecom shares for an amount of less than 5,000 euros.

14.1.3   Organization of the Board of Directors’ and its committees’ work

14.1.3.1   Board of Directors’ functioning and activity

Internal Guidelines

On July 17, 2003, the Board of Directors adopted internal guidelines in line with the recommendations of the Bouton report for improving corporate governance in listed companies. The Board of Directors’ Internal Guidelines were modified by the Board’s meeting of February 24, 2010, given the separation of the Chairman of the Board of Directors’ and the Chief Executive Officer’s offices (see Section 14.2.1 Management and limits set on CEO’s authority), then again on March 24, 2010 after the Board decided to extend the remit of its specialized committees and adopt a new name for the Compensation, Nominating and Governance Committee (see Section 14.1.3.2 Operations and activity of the Board’s committees). The Internal Guidelines may be viewed on the France Telecom web site at the following address:

http://www.orange.com/fr, under groupe/gouvernance.

The Board of Directors presides over all decisions relating to the Group’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by the management.

Articles 3, 11 and 12 of the Board’s Internal Guidelines provide details on the rules governing the information provided to Directors and the meetings of the Board.

Chairman of the Board of Directors

Article 1 of the Internal Guidelines stipulates the role and duties of the Chairman of the Board of Directors, whose functions were separated from those of the Chief Executive Officer as from March 1, 2010 (see Section 14.2.1 Management and limits set on CEO’s authority).

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The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the board’s name. He organizes and steers the Board of Directors’ work and works to ensure efficient running of corporate bodies with respect for the principles of good governance. He serves as a liaison between the Board of Directors and the company’s shareholders, in cooperation with the General management and guarantees the quality of the company’s financial information. In close cooperation with the General management, he may represent the company in its upper-level relations with the public authorities, the Group’s major partners and its major customers, both within France and internationally. The Chief Executive Officer regularly informs him of the significant events and situations relating to Group life, and may ask him for any information needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors to prepare the Board of Directors’ and the Audit Committee’s work.

In addition, given Didier Lombard’s experience and skills, the Board of Directors, in full agreement with the Chief Executive Officer, has expressed the wish that he continue to make a contribution in terms of preparing the company’s strategy, primarily its technological strategy.

In accordance with Articles 29-1 and 29-2 of French Law No. 90-568 of July 2, 1990 as amended, the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company. He delegated these powers to the Chief Executive Officer.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can exercise his duties until the age of 70.

Board activities during the financial year

The Board of Directors met 12 times in the 2009 financial year. On average, 13 to 14 Board members participated in each Board meeting during the financial year, for an attendance rate of 91%. The average Board meeting lasts three hours. Each meeting is generally preceded by a meeting of one or more of the Board’s committees with a view to preparing deliberations (see Section 14.2.2 Organization and function of the Board’s committees).

Besides the regular events in the course of the Company’s orperations (review of operational performance, quarterly, half-yearly and annual accounts, budget, etc.), the Board studied strategic development opportunities, and in particular the bringing together of France Telecom’s and Deutsche Telekom’s fixed-line and mobile activities in the UK and the plans for the acquisition of TDC Sunrise in Switzerland. Several Board of Directors’ meetings focused on managing France Telecom’s social crisis in France.

In accordance with the Internal Guidelines modified on March 24, 2010, a meeting of the Board of Directors will be dedicated to examining the existence and monitoring the effectiveness of internal control and financial and non-financial risk management systems, at least once a year. This meeting will be prepared by a joint meeting of the Audit Committee and the Governance and Corporate Social Responsibility Committee.

14.1.3.2   Operations and activity of the Board’s committees

Pursuant to the guidelines set out in the Afep-Medef code, the Board of Directors created the following three specialized committees: the Audit Committee; the Governance and Corporate Social Responsibility Committee (new name for the Compensation, Nominating and Governance Committee) and the Strategy Committee, to assist in preparing its decisions. Their respective areas of responsibility are set out in the Internal Guidelines of the Board of Directors.

The following table details the membership of the Board’s committees as at the date of this document:

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Dufau (1)	Bruno Bézard José-Luis Durán (1) Charles-Henri Filippi (1) (2) Daniel Guillot Gilles Michel
Governance and Corporate Social Responsibility Committee (3)	2003	Marcel Roulet (1)	Pascal Faure Jean Simonin (1)
Strategy Committee	2003	Didier Lombard	Caroline Angeli Ghislaine Coinaud Claudie Haigneré (1) Henri Martre (1) Stéphane Tierce (4)

(1)

Independent Board member as defined in the Afep-Medef code.

(2)

Committee’s financial expert.

(3)

New name adopted on March 24, 2010 for the Compensation, Nominating and Governance Committee, which had itself replaced the Compensation Committee created in 1997.

(4)

Vice-Chairman of the Committee.

The committees report to the Board on their work and comments, and submit their opinions, proposals or recommendations.

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14.1.3.2.1   Audit Committee

The Audit Committee comprises at least three members appointed for an indefinite term by the Board of Directors on the recommendation of the Governance and Corporate Social Responsibility Committee. The Chairman of the Audit Committee is chosen from the independent Directors.

The composition of the Audit Committee complies with the provisions of Article 14 of the Ordinance of December 8, 2008 relating to the setting up of a specialized committee aimed at ensuring the follow-up of questions relating to the preparation and control of accounting and financial information. In this context, this committee ensures that the efficiency of the internal control and financial risk management systems is monitored.

The responsibilities of the Audit Committee are detailed in Article 8 of the Board’s Internal Guidelines. (See Section 14.1.3.1 Board of Directors’ function and activity).

Financial expertise within the Audit Committee

Aside from the financial and accounting expertise required of all its members, the Audit Committee must also include at least one person who qualifies as a financial expert, i.e. a person who has held a position at least equivalent to chief financial officer, comptroller or auditor of a company comparable to France Telecom.

Charles-Henri Filippi was appointed member of the Audit Committee as financial expert by the Board of Directors on February 5, 2008, primarily due to his work as Chairman and Chief Executive Officer of CCF and HSBC France.

Work of the Audit Committee

The Audit Committee met 10 times in 2009. It met regularly with France Telecom’s senior management and the main managers of the Group’s Finance Department; in particular the Director of audit and risk control, the Director of internal control and the Statutory Auditors, in order to examine their respective action plans and the implementation of these plans.

Financial reporting

The Committee has analyzed the annual and consolidated financial statements for the 2008 financial year and the first half of 2009, together with the first and third quarterly statements for 2009, and verified that the processes for producing financial and accounting information complied with all regulatory and legal requirements, in particular in terms of internal control. In this respect, the committee reviewed drafts of the management reports and heard the Statutory Auditor’s Report. It also examined the budget for the period, the significant risks and off-balance-sheet commitments and their accounting impact, as well as the results of asset impairment tests.

In addition, the Committee reviewed all financial communications before their publication.

Internal control and risk management

Before approving each set of financial statements, the Committee undertook a review of the significant litigations faced by the Group.

Moreover, in accordance with the Ordinance of December 8, 2008 transposing the 8th European Directive, it also examined the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department and concluded that such mechanism was effective (see Section 14.3.4 Summary of work on internal control implemented under Section 404 of the Sarbanes-Oxley Law).

Finally, the Committee examined the major risks that the Group may or could be faced with. It also ensured that the recommendations formulated by the Audit and risk control department after each of the internal audits were correctly implemented. The findings of the audits undertaken in 2009 as well as the agenda of the audits undertaken during the year were also presented.

Management of Debt and Cash

The Committee made a regular examination of the Group’s policy as to debt refinancing and cash management.

Plans for international expansion

The Audit Committee dedicated several meetings to analyzing the financial aspects of certain plans for international expansion, primarily by studying the bringing together of France Telecom’s and Deutsche Telekom’s fixed-line and mobile activities in the UK and the plans for the acquisition of TDC Sunrise in Switzerland.

Statutory Auditors

The Committee reviewed the fees for the Statutory Auditors for 2009 and the financial terms of their work during the year.

14.1.3.2.2   Governance and Corporate Social Responsibility Committee

The Governance and Corporate Social Responsibility Committee (new name for the Compensation, Nominating and Governance Committee) comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman.

Article 9 of the Board’s Internal Guidelines completed on March 24, 2010, details the responsibilities of the Committee (see Section 14.1.3.1 Board of Directors’ functioning and activity). In accordance with the Internal Guidelines modified on March 24, 2010, its remit has been extended to examining the main risk and opportunities in relation with the environment, the Group’s policies concerning industrial relations, all the information published by the Group in relation with the society and the environment and the main orientations of its Corporate Social Responsibility policy.

The Committee met 6 times in 2009, looking at the following issues:

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defining the objectives and methods of calculating the variable portion of the Chairman and Chief Executive Officer’s compensation for each half-year;

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supervising the methods for electing employee-representative Board members;

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the 2008 report of the Group’s Ethics Committee;

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examining the Board members’ situation regarding the independence criteria included in the Afep-Medef code: the results of this survey led the Committee to ask the Board to recognize seven of the directors as independent according to the terms of the Afep-Medef code.

14.1.3.2.3   Strategy Committee

The Strategy Committee comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman. The latter chairs the Committee. The Chairman of the Audit Committee attends meetings of the Strategy Committee.

Article 7 of the Board’s Internal Guidelines details the responsibilities of the Committee (see Section 14.1.3.1 Board of Directors’ functioning and activity).

The Committee met twice in 2009 to examine the Group’s international development strategy and the strategic guidelines in the medium term. When necessary, this Committee’s meetings may be open to all Board members.

14.1.3.3   Periodic review of the work of the Board of Directors and its Committees

Again in the 2009 financial year, the Board of Directors evaluated its functioning, this time with the methodological assistance of an external consultant. The questionnaires sent to the Board members were edited to place a stronger emphasis on governance, and the Board members’ responses were sent directly to the evaluation company in charge of the study rather than to the Company. Board members had the option of supplementing the questionnaire with an individual interview. The study of the directors’ answers shows their stability since last evaluation.

The Board’s role and responsibilities are considered to be clear, in particular in comparison with the Chairman’s and the committees’ roles and responsibilities, while the answers show a need to better clarify the Strategy Committee’s role.

The Board’s size and composition are very widely adhered to. The suggestions for development primarily touched on international expansion and greater inclusion of women, which is actually taking place, considering the appointment of one more woman following the election for directors representing the employees in October 2009.

The Board’s and its committees’ functioning was also the subject of very positive commentaries on the whole. However, several Board members expressed a desire to be able to participate more actively in preparing meeting agendas. In addition, some Board members asked that the Group’s activities be further presented during Strategy Committee meetings.

The Board members also believe that, to be involved in the Board and the committees, they need more information on subjects such as technological developments, competition, telecommunications regulations, etc.

Overall, the Board members were satisfied with how the previous evaluation’s recommendations were formulated, and they considered that the rules and ways of the Board and its committees met the standards of corporate governance.

14.1.4   Observance of governance guidelines

14.1.4.1   Adoption of a code of corporate governance

On December 3, 2008, the Board of Directors confirmed that France Telecom would adopt the Afep-Medef code of corporate governance for listed, companies, as amended by the recommendations published in October 2008 on corporate officers’ compensation. This decision was announced in a press release dated December 3, 2008.

The Afep-Medef code of corporate governance can be found at www.medef.fr.

In addition to the laws, regulations and corporate by-laws that the Board is naturally required to observe, the Board adopted, starting in 2003, Internal Guidelines that lay down the guiding principles for the work of the Board, its committees and the way in which they perform their duties on behalf of the Company and its shareholders. See Section 14.1.3.1 Board of Directors’ functioning and activity.

In light of the legal rules that govern the composition of its Board of Directors, France Telecom is not fully compliant with the Afep-Medef code recommendations on the number of independent directors on the Audit Committee, since three of the six members, less than two-thirds, are independent. Still, France Telecom considers it to be important that Bruno Bézard and Gilles Michel, who represent the French Government, continue to serve on the Audit Committee, in addition to an employee-representative director, Daniel Guillot. See Section 14.1.2.2 Independent directors.

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14.1.4.2   Main differences between the rules of corporate governance followed by France Telecom and the rules of the New York Stock Exchange for US companies

France Telecom has endeavored to take into account the New York Stock Exchange governance standards. However, as a non-US company, France Telecom is not obliged to comply with the majority of these rules and may choose to follow rules applicable in France. As such, France Telecom has elected to adhere to the Afep-Medef code of corporate governance (See Section 14.1.4.1 Adoption of a code of corporate governance), whose recommendations differ in some respects from the rules of the New York Stock Exchange for US companies.

In particular, France Telecom has chosen to follow the rules of independence set forth by the Afep-Medef code, which provide that one-third of the directors must be independent. In contrast, the New York Stock Exchange standards provide that the Board of Directors must consist of a majority of independent directors.

Moreover, France Telecom considers that seven of the 15 members of its Board of Directors are independent according to the criteria of the Afep-Medef code. France Telecom has not evaluated the independence of its directors under New York Stock Exchange standards.

In addition, France Telecom has chosen to establish a single Governance and Corporate Social Responsibility Committee in charge of appointments and compensation. This committee is currently composed of two independent directors elected by the shareholders, and one representing the French Government, and does not include any executive corporate officer. Conversely, the NYSE standards provide for the implementation of two separate committees (a Selection and Corporate Governance Committee and a Compensation Committee) composed exclusively of independent directors.

14.2    STRUCTURE AND FUNCTIONING OF THE GENERAL MANAGEMENT

Mr. Stéphane Richard has been Chief Executive Officer of France Telecom since March 1, 2010.

14.2.1   Management and limits set on CEO’s authority

In connection with the preparation for his succession, on February 24, 2010 Didier Lombard proposed that the Board of Directors separate the Chairman’s office from the Chief Executive Officer’s office and appoint Stéphane Richard as Chief Executive Officer as from March 1, 2010. The Board approved this proposition on February 24, 2010. Didier Lombard was confirmed as Chairman of the Board of Directors (see Section 14.1.3.1 Board of Directors’ functioning and activity).

As Chief Executive Officer and in accordance with the law, Stéphane Richard was invested with extensive power to act in the Company’s name, without any limitation of power other than that provided for under the law and in Article 2 of the Board of Directors’ Internal Guidelines as amended on February 24, 2010 (see Section 14.1.3.1 Board of Directors’ functioning and activity).

Article 2 provides that the Chief Executive Officer must obtain the authorization of the Board to engage the Company in investments or divestitures involving amounts in excess of 200 million euros per transaction, when such transactions are acquisitions or disposals. In addition, any investment involving amounts in excess of 20 million euros that does not fall within France Telecom’s strategic plans must first be approved by the Board of Directors.

Following his appointment, the Chief Executive Officer introduced a set of power and signature delegations to each member of the Executive Committee (see Section 14.3 Internal Control and Risk Management). Each member of the Group Management Committee may further delegate such authority within his or her own area of responsibility.

14.2.2   Information on the Chief Executive Officer

Stéphane Richard, 48, joined France Telecom in September 2009, and on October 5, 2009, he was appointed Deputy CEO in charge of France Operations. He became a corporate officer as CEO Delegate on January 1, 2010, and Chief Executive Officer of France Telecom on March 1, 2010. Since 2007, Stéphane Richard had been Chief of Staff at the French Ministry of the Economy, Industry and Employment. Between 1992 and 2003, he was Deputy CFO of Compagnie Générale des Eaux, Chief Executive Officer of Compagnie Immobilière Phénix, Chairman of CGIS, now Nexity. In 2003, he became Deputy CEO of Veolia Environnement and Chief Executive Officer of Veolia Transport. From 2003 to 2007, he was a France Telecom Board member. Stéphane Richard has degrees from Ecole des Hautes Etudes Commerciales and Ecole Nationale d’Administration.

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Number of France Telecom shares held: 52,039

Current directorships and offices	Directorships and offices having expired in the last five years

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Chief Executive Officer of France Telecom
(since March 1, 2010)

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Chairman and Chief Executive Officer of Orange France

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Director of Nexity

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Director of  Sofired SA

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Manager of SCI CARRE Gabriel

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Manager of SARL CARRE Gabriel

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Managing partner of SCI du 18 rue Philippe Hecht

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Directuer Général Délégué (CEO Delegate) of France Telecom (from January 1, to March 1, 2010)

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Chief Executive Officer of Veolia Transport

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Deputy CEO of Veolia Environnement

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Director of France Telecom

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Member of the Supervisory Board of LBO France

Also see Section 14.1.2.3 Court rulings, bankruptcy, conflicts of interest and further information, which also applies to Stéphane Richard as corporate officer.

14.2.3   Directeur Général Délégué (CEO Delegate)

Upon the proposal of the Chief Executive Officer, the Board of Directors may appoint one or more individuals to assist the Chief Executive Officer with the title of Directeur Général Délégué (CEO Delegate). The maximum number of Directeurs Généraux Délégués (CEO Delegates) is five. In agreement with the Chief Executive Officer, the Board of directors determines the extent and duration of the powers granted to the Directeur Général Délégué (CEO Delegate).

On December 2, 2009, the Board of Directors appointed Stéphane Richard as Directeur Général Délégué (CEO Delegate) starting January 1, 2010. His term ended on March 1, 2010 when he was appointed as Chief Executive Officer.

14.2.4   Executive Committee

Following his appointment as Chief Executive Officer of France Telecom, Stéphane Richard announced the composition of the Group’s Executive Committee as from April 6, 2010.

Reporting to the CEO, the Executive Committee is composed of 15 members, including three Deputy CEOs and eleven Group Executive Directors in charge of divisions and functions of the Group. Stéphane Richard is still in charge of Operations in France.

The Executive Committee coordinates the implementation of strategic guidelines. It oversees the achievement of operational, labour relations and technical objectives, as well as those relating to the allocation of financial resources. The Executive Committee meets weekly. It replaces the former Group Management Committee.

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14.2.4.1   Composition of the Executive Committee

The following table presents the composition of the Executive Committee:

Stéphane Richard	Chief Executive Officer Operations in France
Jean-Yves Larrouturou	Deputy CEO International Operations, International Development
Gervais Pellissier	Deputy CEO Group Finance, Information Systems, Joint venture with T-Mobile UK
Jean-Philippe Vanot	Deputy CEO Quality, Corporate Social Responsibility
Christine Albanel	Senior Executive Vice-President Communication, Sponsorship, Content Strategy
Vivek Badrinath	Senior Executive Vice-President Orange Business Services, Line of Business Enterprises
Olivier Barberot	Senior Executive Vice-President Group Human Resources
Thierry Bonhomme	Senior Executive Vice-President Carrier Services, Research and Development
Jean-Paul Cottet	Senior Executive Vice-President Marketing, Innovation
Delphine Ernotte	Senior Executive Vice-President Deputy for Operations in France
Pierre Louette	Senior Executive Vice-President Group General Secretariat, Operators in France
Bruno Mettling	Senior Executive Vice-President On assignment with the Chief Executive Officer
Georges Penalver	Senior Executive Vice-President Strategy, Partnerships
Raoul Roverato	Senior Executive Vice-President New growth activities
Olaf Swantee	Senior Executive Vice-President Group Purchasing, Operations in Europe

Jean-Yves Larrouturou, 48, in charge of International Operations, which includes all Group Operations outside France, and international development. Jean-Yves Larrouturou was previously Group General Secretary in charge of operations in Africa, the Middle East and Asia as well as Purchasing. He joined France Telecom in May 2003 after spending 15 years at the Ministry of the Economy, Finance and Industry, at the Department of the Treasury, then from 2001, as the Ministry’s Director of Communication. Jean-Yves Larrouturou has degrees from Ecole Centrale de Paris, Institut d’Etudes Politiques de Paris, Ecole Nationale d’Administration and Tokyo’s Institute for Fiscal and Monetary Policy.

Gervais Pellissier, 50, Deputy CEO in charge of Group Finance and Information Systems. He is also in charge of the joint venture with T-Mobile UK in the UK. He joined the Group in October 2005 to supervise the integration of its business units in Spain and advise on geographical integration within the Group. He previously served as Chief Executive Officer Delegate of Groupe Bull, in which he held various positions between 1983 and 2005, including Chief Financial Officer (1998 to 2000) and Deputy CEO (2000 to 2004). He holds a degree in Business Law (Université Paris XI) and is a graduate of HEC (International Management – joint program with the University of California, Berkeley, and the University of Cologne).

Jean-Philippe Vanot, 58, is in charge of Quality and Corporate Social Responsibility. He chairs a “Quality Committee” that reports to the Group Executive Committee and performs all functions related to service reliability and customer relations within the Group. Jean-Philippe Vanot also chairs the Group Ethics Committee. Jean-Philippe Vanot was previously Executive Director in charge of Innovation and Marketing. He has spent his entire career with France Telecom since starting in the National Network Division in 1977, and has had a varied technical and operational background. Mr. Vanot is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications. He is also a Knight of the French Ordre national du Mérite.

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Christine Albanel, 54, in charge of Communication, Sponsorship and Content Strategy. She was Minister of Culture and Communication from May 2007 to June 2009. From 2003 to 2007, she chaired the Établissement Public de Versailles. Christine Albanel started her career as press contact for the French President from 1979 to 1981, then as project manager for the Paris Director of Information and Communication from 1982 to 1986. After two years at the Prime Minister’s office (1986-1988), she went on to serve as Deputy Chief of Staff for the Mayor of Paris, then as Education and Culture Advisor to the French President from 1995 to 2000. In 2000, she was appointed as member of the Council of State. Christine Albanel has a degree in modern letters.

Vivek Badrinath, 40, is in charge of Enterprise Communication Services (ECS), which includes Orange Business Services and the Line of Business Enterprises. He had previously been Executive Director in charge of the Carrier Services division since 2009. After starting his career at the Ministry of Industry, Vivek Badrinath joined the Group in 1996, with a position in the Long-Distance Networks Division before moving to Thomson India in 2000 as Chief Executive Officer. He returned to the Group in 2004, when he took up responsibilities in the innovation and technical fields, as Orange’s Technical Director. Mr. Badrinath is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Olivier Barberot, 55, has been in charge of Human Resources since 2006. He is also assigned a mission on the proper integration in the Group of the international subsidiaries and on the launch of new operations. Mr. Barberot joined the France Telecom Group in March 2003 as Executive Senior Vice-President in charge of Development and Optimization of Human Resources. Since March 2004, he has been responsible for Management Networks and Internal Communication. From 1985 to 2003, Mr. Barberot served as General Secretary for the Futuroscope in Poitiers, General Secretary of CGI, General Secretary of Université Léonard de Vinci, then Executive Committee member and Senior Vice President Human Resources for the Thomson Group (formerly Thomson Multimedia). Mr. Barberot is a graduate of the Ecole des Mines in Paris.

Thierry Bonhomme, 53, in charge of the Carrier Services and Research and Development Departments. His previous positions in the Group include serving as Director of Technical Operations for Paris North, Regional Director in Grenoble then in Marseille, before becoming Director of Distribution for the corporate market. He was also director of IDATE from 1988 to 1990. Mr. Bonhomme is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Jean-Paul Cottet, 55, is in charge of Marketing and Innovation. One of his main responsibilities is the Group’s Technocentre and the Home and Mobile business lines. He was previously Director of the France corporate market. Jean-Paul Cottet has held various positions within the Group since he arrived,: in marketing and sales, at the Shareholder relations departement for the first stock market flotation, at the Paris Regional Division, at the Communication and External Relations Division, at the Information System Division and the International Division. Mr. Cottet is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Delphine Ernotte, 43, Deputy for French Operations. She was previously Sales Director for France. Delphine Ernotte joined the Group in 1989, holding different functional positions, primarily in research and development. She then continued her career with sales management responsibilities, as Distribution Agency Director and Regional Director for Centre Val de Loire, before becoming Director of Communication and Sponsoring for France. Delphine Ernotte is a graduate of Ecole Centrale de Paris.

Pierre Louette, 47, in charge of General Group Secretariat and the France Operators division. He has served as judge (“conseiller référendaire”) at the French Court of Auditors and as chairman and CEO of AFP since 2005. Pierre Louette was previously Technical Advisor in charge of communication, youth and sports in the Prime Minister’s cabinet from 1993 to 1995. He was then one of the forces behind the Autoroutes de l’Information program. As Secretary General and Director of Communication for France Télévisions in 1995-1996, he contributed to the creation of TPS before focusing on the development of new medias in France, at Havas Advertising and with the Europatweb investment fund. Pierre Louette holds a degree in law and is a graduate of the Institut d’Etudes Politiques de Paris and Ecole Nationale d’Administration.

Bruno Mettling, 52, is on assignment with the Chief Executive Officer. He is also in charge of an assignment on medium-term job and skills outlook and a preliminary mission related to the “Orange Campus” initiative. Until 2009, he was CEO Delegate in charge of Human Resources and Sales Development for Banque Populaire. After an early career in several ministries (Finances, Employment, Equipment, Urbanism), he became Inspector of Finance in 1991 and joined the Ministry of the Economy and Finance. Bruno Mettling was then appointed Deputy Chief Financial Officer for La Poste, before joining Caisses d’Épargne in 1999, when he reformed its human resources sector. Bruno Mettling has a degree from the Institut d’Etudes Politiques from the Aix-en-Provence law school.

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Georges Penalver, 53, in charge of strategic studies and partnerships. His direct responsibilities include Orange Labs in Beijing, San Francisco and Tokyo. Georges Penalver was previously Senior Executive Vice-President in charge of Group Strategy and Development. Before joining France Telecom in September 2005, Georges Penalver was Deputy General Manager of SAGEM Communications (SAFRAN group). From 2002 to 2005, he developed SAGEM’S Broadband Communications Business, overseeing the launch of new fixed and mobile product offers, industrial deployment in Tunisia, Asia and Eastern Europe, and the development of sales networks in Europe, China, Southeast Asia, Australia, the Middle East, Africa and the Americas. Appointed to serve on SAGEM’s Management Board in 2001, he accompanied the mass development of mobile and Internet services. Mr. Penalver is a graduate of the Ecole nationale supérieure d’arts et métiers in Aix en Provence (gold medal, 1974) and the Ecole nationale supérieure des télécommunications in Paris (1980). He is also a Knight of the French Ordre National du Mérite.

Raoul Roverato, 39, has been in charge of New growth activities since 2008. After ten years working on the development of services for the corporate market at Global One and Equant, he became, in 2004, Chief of Staff for Didier Lombard, where he spent 4 years. Mr. Roverato is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Olaf Swantee, 43, is in charge of Group Purchasing and, in the international Division, of the Europe region (excluding France and Poland) and Egypt. Olaf Swantee was previously Senior Executive Vice-President in charge of the company’s mobile businesses worldwide and the operational and financial performance of France Telecom Group businesses in Europe and Egypt. He joined France Telecom in August 2007. He was previously Senior Vice President of Hewlett-Packard dealing with business-to-business software sales in Europe, the Middle East and Africa. Mr. Swantee was part of the team that steered HP through consolidation to become the leading global IT company. He has 17 years experience in the IT industry, holding senior leadership, sales and marketing positions with Compaq and Digital Equipment Corporation in Europe and the United States. Whether working at a national, European or international level, he has made solid contributions to these companies’ revenue growth in mature markets around the world. Mr. Swantee is Dutch and a graduate in Economics and received his European MBA from École Européenne des Affaires in Paris in 1989.

14.2.4.2   Employee shareholdings and stock-options

On the date of this document, to the Company’s knowledge, the members of France Telecom’s Executive Committee, including Stéphane Richard, owned a total of 133,861 France Telecom shares, representing 0.005% of the share capital.

On the date of this document, the members of the Executive Committee held a total of 842,880 stock options representing 0.03% of the share capital which they were granted by the Board of Directors, 380,580 of which as part of the October 2005 and March 2006 plans and 462,300 as part of the May 2007 plan (see Section 17.3.3 Stock-options).

14.2.5    Group governance committees

Several specialized committees reporting to the Executive Committee were created to apply, or control the implementation of, its directives throughout the Group. The main committees that affect Group governance are the Investments Committee, the Treasury and Financing Committee, the Tax Committee, the Claims Committee, the Risks Committee, the Employment and skills Committee and the Disclosure Committee. They are also responsible for monitoring risk management with regard to financial liabilities, thereby limiting the Group’s overall exposure.

The Group Investment Committee is a research and advisory committee. It operates under the authority of France Telecom’s Chief Executive Officer. It is chaired by delegation by the Deputy CEO in charge of Finance and Information Systems, and its members include the Executive Director in charge of Group General Secretariat and the France Operators department, the Deputy CFO, and the Executive Director in charge of Networks and Operators and of Research and Development. Its role is to advise the Executive Committee or subsidiaries. The Committee approves decisions to acquire or sell securities, the principal outsourcing and commercial contracts, and investment programs greater than 15 million euros that are not included in the budget. This committee meets as often as it deems necessary and in general once a week, as requested by one of the members of the Executive Committee.

The Treasury and Financing Committee, placed under the authority of the Deputy CEO in charge of Finance and Information Systems, is chaired, by delegation, by the Group’s Deputy CFO. It meets quarterly and defines the framework for managing the Group’s debt—especially in light of liquidity, interest rate, exchange rate and counterparty risk in financial transactions for the coming months—and reviews past management (completed transactions and financial results). The Treasury and Financing Committee met four times in 2009.

The tax Committee is placed under the authority of the Deputy CEO in charge of Finance and Information Systems, and is chaired by delegation by the Group’s Deputy CFO. Its role is to review the major tax issues in order to assess the quality of internal control, which ensures the soundness of the tax options proposed (or taken) and to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This committee meets twice a year. However, the Committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the France Telecom Group. The Tax Committee met three times in 2009.

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The Claims Committee, which is chaired by the Executive Director in charge of Group General Secretariat, and the France Operators division, examines the Group’s main litigations and commitments to guarantee that the related risks are taken into consideration as accounting provisions or as unrecognized commitments in the notes to the Group’s financial statements. The Committee met five times in 2009, as part of the closing process of the annual, half-yearly and quarterly financial statements.

The Group Risks Committee is placed under the authority of France Telecom’s Chief Executive Officer and chaired, by delegation, by the Deputy CEO in charge of Finance and Information Systems. It reviews risk management, and particularly identification methods, risk mapping, and action plans to reduce their impact. Within this framework, it reviews and validates the Group’s annual program of internal auditing and its half-yearly updates on the basis of a plan prepared with the members of the Executive Committee and their staff. It oversees implementation of the auditing program, audit recommendations and plans for corrective action. It is also informed of the main internal control work. In 2009, the Committee met three times.

The Employment and Skills Committee, which is under the authority of France Telecom’s Chief Executive Officer and chaired by delegation by the Executive Director in charge of Human Resources, is made up of members of the Executive Committee or, by delegation, of their representatives. It plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant impact on jobs and job outlook in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. In this context, it prepares recommendations to be submitted for the approval of the Executive Committee, and, if necessary, to the employee representation bodies. The Committee generally meets once a week.

The Disclosure Committee is placed under the authority of the Deputy CEO in charge of Finance and Information Systems. It is chaired, by delegation, by the Group’s Deputy CFO and includes the relevant directors within the accounting, legal, internal audit, management control, investor relations and communications departments. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices and ensures the consistency and quality of France Telecom’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all the financial disclosures made by France Telecom S.A., in particular the consolidated financial statements, the annual and half-year financial reports, and the quarterly financial data, the Registration Document filed with the AMF and the American annual report (Form 20-F) filed with the SEC, and press releases with a financial component. In addition, the Committee looks at financial communications from the principal exchange-listed subsidiaries. It met 17 times in 2009.

14.3    INTERNAL CONTROL AND RISK MANAGEMENT

France Telecom has introduced a continuous dynamic for improving internal control.

The internal control system is made up of an organization, procedures and controls implemented by the General Management and all staff under the Board of Directors’ responsibility, and it was designed to give reasonable assurance that the operational objectives would be met in accordance with current laws and regulations and that the financial information is reliable.

Concerning the reliability of financial information, France Telecom has introduced an internal control organization based on the internationally-recognized COSO (Committee Of Sponsoring Organizations of the Treadway Commission) methods.

14.3.1   Internal Control Structure and Framework

France Telecom’s internal control system uses the work done by the General Management governance committees (see Section 14.2.5 Group governance committees), the support functions in charge of the Group’s control environment, and the operating functions.

The Group’s internal control system is managed by its Internal Control Department, which is part of the Finance Department. The Audit and Risk Management Department and the Group Fraud Prevention and Revenue Assurance Department contribute to evaluating this system.

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Moreover, in accordance with the 8th European directive transposed into French law on December 8, 2008, the Audit Committee is in charge of monitoring the efficiency of internal control and risk management systems (see Section 14.1.3.2 Operations and activity of the Board’s committees).

The Accounting and Management Control Division plays a particularly important role in evaluating the internal financial control system.

France Telecom’s internal control relies on a set of values and principles of action and behavior.

14.3.1.1   Group values and professional conduct principles

In 2003, the France Telecom Board of Directors adopted a Group code of conduct.

This code of conduct, which is available at http://www.orange.com, states the Group’s values and lists its principles for action with respect to customers, shareholders, employees, suppliers and competitors, and to the environments and countries where the Group works. It also mentions a certain number of individual behavioral principles that each employee, Board member, director and executive must respect.

An education program on the principles of individual behavior and action is periodically conducted by the managerial line with the teams, both at Group level and in each country, to help staff take these principles on board.

The principles and rules relating to market ethics are set forth in a special document, which is an integral part of the Code of Ethics. This document is intended to remind employees and directors of the Group’s companies of the current regulations and principles in this area and the need to comply completely with them, as well as certain preventive measures (in particular, the period during which “permanent insiders” are prohibited from trading in securities of the Group).

In 2009, the Ethics Committee examined the actions taken to roll out the ethics plan. These communication actions provide employees with the tools to get information on the Code of Ethics, the values, and access to e-learning and to the other business line training modules.

In 2009, the education program for preventing corruption mainly involved European countries in the International Division.

The development themes selected by the Group’s network of ethical correspondents were used to roll out country-specific programs to take into account regulatory and cultural aspects.

14.3.1.2   Main functions involved in steering internal control

Internal Audit team

The Group’s Internal Audit team consists of approximately 130 qualified auditors who work for all of the Group’s entities and are primarily located in France, the United Kingdom, Poland, Spain and Africa. The Internal Audit and Risk Management Director reports to the Group’s Deputy CFO.

By means of its audit assignments, the internal auditors help the Group maintain an appropriate management control system by assessing its effectiveness and efficiency and by issuing recommendations for its on-going improvement.

The recommendations of the Internal Audit team (about 276 assignments completed in 2009) are systematically monitored, and in particular lead to action plans drawn up and implemented by Divisions and subsidiaries of the Group. The Statutory Auditors ensure that the audit work is appropriately coordinated. Early in 2004, the Internal Audit team was charged with monitoring all recommendations made by the Statutory Auditors as well as its own recommendations.

These assignments include in particular procedures undertaken at the request of the Group’s Internal Audit Departement as part of a systematic assessment of internal financial control, particularly tests of the operational efficiency of the internal control and cyclical audits of the internal control of the less sizeable subsidiaries: these assignments represented 83 audits in 2009.

Since June 2005 France Telecom’s internal auditing within France has been certified by IFACI Certification, applying the professional benchmark for internal audits known as RPAI. In 2006 IFACI certification was extended to the audit staffs in the United Kingdom and Poland, and renewed with respect to France in 2008. It does not cover the audit staff in North America, Asia, Spain and Africa, nor the corporate control function or risk management.

Internal Audit also supported the Group Operations Department in their own approach to identifying major risks.

General Control reports to the Audit and Risk Management Department and investigates cases of fraud that may have an impact at Group level, on the request of Executive Committee members or Executive management committees. It conducts around 30 missions a year. Investigations with less impact are conducted at the country level by investigators who are in most cases dedicated full-time to this task. The network of investigators includes four geographical divisions in France, making it possible to cover the entire country. There are also investigative units in the major countries where the Company does business, including Poland, the UK and Spain.

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Group Fraud Prevention and Revenue Assurance

The primary task of the Fraud Prevention and Revenue Assurance Department, which is linked to the Finance Department, is to protect revenues and prevent and detect all types of fraud.

The Fraud Prevention and Revenue Assurance Department defines a strategy and develops a methodology - tools that are necessary for its application - while setting an annual work schedule. It ensures the system’s roll-out, along with its effectiveness for all Group managers. This work program should enable entities to identify, in carrying out business, the risk factors that could lead to fraud, which could have a significant impact on the accounts.

On the one hand, it must ensure that fraud and embezzlements of revenues are identified and that their cost is measured in terms of the impact on the accounts. On the other hand, it ensures that operational controls are reinforced, so as to reduce these impacts.

The Fraud Prevention and Revenue Assurance Department runs a network of correspondents in operating units and provides them with support and advice on the quality and control of their system, and ensures the implementation and monitoring of courses of action to be taken.

Internal control team

The Group Internal Control Department, reporting to the Finance Department, is primarily charged with providing overall control and measuring the quality of the internal financial control system. In this capacity, the Group Internal Control Department is responsible for conducting the ongoing program to improve the internal financial control processes.

The Group Internal Control Department develops a methodology, the tools necessary to apply it and a yearly work plan. It sees that the internal control system is implemented and investigates its effectiveness with all Group managers, relying on the heads of the governance committees, the persons in charge, in the Group, of the areas of the Control Environment, and the Internal control departments of the operating units. It keeps track of the results of Group efforts to meet the required quality level.

In this framework, it must:

•

show leadership with local internal control departments and give them the support and advice they need to implement a high-quality system;

•

monitor the action plans presented to the Audit Committee and see that they are implemented;

•

produce the reports required by regulations for shareholders and for financial market oversight authorities.

The local internal control departments assist the operation managers from their entities to help them keep internal control efficient and sufficient for their needs and the Group’s needs.

In this context, in each entity, they roll out the directives laid out by the Group’s Internal Control Department, and they ensure smooth running at their level. They are in charge of applying methodology, training and support for operating staff.

Accounting and Controlling

Under the authority of the Deputy CEO for Finance and Information Systems, the Group Controlling and Accounting Departments are responsible for the following principal duties:

•

producing the Group’s consolidated financial statements, France Telecom S.A.’s statements and those of certain French subsidiaries within the time frames meeting the requirements of the financial markets and legal requirements while guaranteeing that the statements provide a true and fair view of the Company in compliance with the accounting principles adopted by the Group;

•

steering the weekly, monthly and quarterly reporting cycle, allowing management to measure the performance of the Group on a regular basis;

•

producing the necessary documentation for publishing financial results and the summary of management reporting for the Executive Committee;

•

developing and implementing methods, procedures and accounting and management standards for the Group;

•

identifying and carrying out the necessary changes to the Group’s accounting and management information systems.

Credit Management Function

One of the objectives of the Group Credit Management department, part of the Finance Department, apart from the functional supervision of the Credit Management teams of the different entities, is to have precise and consolidated information at all levels of the organization of the credit risks with our clients and partners, and to implement tools to manage this risk.

A Credit Management policy has been drawn up and sent to all Group entities and subsidiaries in December 2008.

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14.3.2   Internal control systems

Identifying major risks

Each Group Operations Division (France, Poland, Spain, United Kingdom, EME, AMEA, Business) identifies the major risks for its scope, at least once a year. The identification of the risks, completed by a description of actions plans designed to hedge these risks, makes up the risk map of each Division.

Changes in the list of these risks and monitoring of the implementation of the action plans are examined in internal control reviews and in an annual examination by the Risk Committee.

Detecting and handling internal fraud

Detecting cases of fraud is the responsibility of management, assisted by tools that detect anomalies for the highest risks.

An whistle-blowing policy, pursuant to the Sarbanes-Oxley law, is in place and includes the recommendations published by the CNIL. This mechanism allows any employee to report, via a dedicated email address, any actions that may constitute infractions or fraud, especially in the areas of accounting, internal control and audit. The procedure defined ensures confidential and independent treatment of the alerts, guaranteeing protection for the employees.

When fraud is strongly suspected, investigations are generally entrusted to specialists, in particular to General Control.

Results from investigations have indicated three priority areas for implementing actions to prevent fraud: contracts, financial flows and possible management failures.

Generally, the investigative departments are responsible for establishing the facts. With respect to internal Company matters, it is left to management to decide on penalties.

In all cases found, the legal, civil or criminal consequences are considered after an opinion from the legal department.

Development of internal control self-assessment

Self-assessment is a program initiated by the Group Internal Control department, carried out by certain operating units to assess the quality of their operations with regards to the Group’s internal control. This program centers on a formalized, standardized procedure enabling management to identify and take responsibility for the improvements that need to be made in terms of internal control and to take the corrective action. It includes a prior phase of risk identification and analysis at the local level.

The internal audits ensure that the process and the action plans implemented are effective.

Financial internal control procedures

The financial internal control procedures are based on a set of specific procedures on how accounting and financial information is prepared and processed (see Section 14.3.3 Internal control procedures relating to the preparation and processing of accounting and financial information) and on the internal control procedures implemented under the Sarbanes-Oxley law (see Section 14.3.4 Summary of work on internal control implemented under Section 404 of the Sarbanes-Oxley Law)

Internal control reviews

Internal control reviews provide annual, general checks on the proper implementation of the internal control system by the entities, with a review of the conclusions from the previous year’s efforts and the objectives for the current year.

These reviews are presented by entity management to the corresponding Executive Director, as well as to the Group Internal Control department, Audit and Risk Management department and the Fraud Prevention and Revenue Assurance department.

They cover the following topics:

•

governance;

•

risk management;

•

preventing, detecting and handling fraud;

•

the internal control system, especially financial controls;

•

the audit program and cross-divisional projects (quality, process improvement, etc.).

They include the findings of the internal audit, those by the Statutory Auditors, a follow-up on the Statutory Auditors’ recommendations, and a judgment about the year’s auditing programs.

14.3.3   Specific internal control procedures for the preparation and processing of accounting and financial information

The internal control of accounting and financial information is organized on the following bases:

•

the Disclosure Committee (see Section 14.2.5 Group governance committees);

•

the Group’s accounting and controlling function (see Section 14.3.1.2 Main functions involved in steering internal control);

•

unified accounting and management reporting;

•

the accounting standards and methods common to the entire Group.

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14.3.3.1   Unified accounting and management reporting

All of the Group’s entities participate in the Group’s management and steering cycle, which is composed of three basic components:

•

the budget process and periodic re-projections;

•

the process of production of corporate accounts and the Group’s consolidated financial statements;

•

the management reporting process.

The budget process and periodic internal forecasts

The Group budgeting process requires regular updates of projections and the management’s involvement. It is worked out by country and Division, business unit and Group subsidiary.

The budget must reflect the Group’s ambitions at each level of the organization. It includes a yearly goal based on year one of the multi-year plan and forecasts that are updated in May, including an updated second-half goal, and in October-November to evaluate target figures for year-end.

The budget dossier is composed of:

•

packages of financial data (including cash flow statements), along with summary comments on major actions;

•

capital expenditures by project;

•

analysis of risks and opportunities.

As part of the budget process, the Divisions establish and analyze the performance indicators. The budget and updated projections are established on a monthly basis to be used as a reference for the Group’s monthly reporting.

Process of preparing the Companies’ statutory and Group’s consolidated financial statements

The process of preparing the France Telecom Group’s financial statements is highly structured and scheduled, involving:

•

a pre-closing of accounts at the end of May and November;

•

the use of advance estimates and advance processing of complex accounting operations;

•

a formalized closing process.

The documentation of the process of preparing Group financial information, starting with the data entry of the consolidation packages, is shared among all contributors and becomes a common point of reference, thus serving to strengthen internal control within the controlling department.

Instructions from Controlling and Accounting Departments explaining the process and calendar for each closing are distributed within the Group, and then within subsidiaries.

Consolidation packages are created monthly by the Group’s entities according to IFRS principles and entered in the Group’s consolidation and reporting tool.

The Group’s principles, when they are compatible with the local rules applicable to the statutory income statements, prevail, in order to limit subsequent restatements. However, in the event that principles inconsistent with those of the Group are applied in an entity’s statutory income statement and have a significant impact on measuring earnings and assets, the entity restates those items for consistency.

Each entity is responsible for identifying, periodically measuring and comparing the differences in accounting policies between its financial statements and the Group financial statements.

Within the framework of their legal duties, the Statutory Auditors come in:

•

after the first half, to make an examination solely at the Group level;

•

for the annual closing, to audit the separate and consolidated financial statements.

Thus they provide a reference audit that supplements the Group’s internal evaluations. Implementation of their recommendations is monitored by the Internal Audit and risk management division.

Management reporting process

The reporting process is a major element in the control and financial information process. It is a major tool for monitoring, control and direction by the Group’s management.

The reconciliation of the accounting and projected data used in the monthly review at each level of the Group contributes to the quality and accuracy of the information produced.

This method, established by the Controlling and Accounting Department, is repeated in all entities of the Group and at each level of the organization (business unit, division and Group).

The definition of Group report contents and media that are used to track the attainment of group objectives is established on a regular and consistent basis. The financial data in reporting come primarily from the Group consolidation and reporting tool, and the reporting formats are standardized. The reports are validated by the country financial controllers.

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This reporting is used to track the Group’s management and performance indicators and is articulated around the following:

•

a weekly report the purpose of which is to provide the Chief Executive Officer and the Executive Committee the key operating indicators for the Group and the major events of the week;

•

monthly reports broken down by published segment, line of business and country; these include financial and operating indicators.

The Executive Committee’s business reviews are organized in each country under the authority of the Deputy CEO in charge of Finances and Information Systems. Their purpose is to steer business and review the updated end-of-year forecast. These monthly reviews are attended by the Group Finance Department and the country’s Finance Director and staff. The Chief Executive Officer participates in the quarterly reviews. These reviews are based on a formalized report structure.

Gathering of information for these reports is organized for each country according to the Group’s reporting instructions.

Moreover, the Group draws up a multi-year plan with the main Group entities, setting out the medium-term financial trajectories for the Group and its main entities.

14.3.3.2   The common reference system and accounting standards and methods within the Group

In order to prepare the projected and actual consolidated statements, the Group has adopted unified principles, which implies:

•

a uniform reference system, accounting standards and methods, and consolidation rules;

•

standardization of recovery formats; and

•

use of a common consolidation and reporting application within the Group.

The Group has a single reference system that standardizes all items in the consolidated reporting, including unrecognized commitments. This reference system is the responsibility of the Group’s Accounting Department. All of the Group’s consolidated companies have adopted this system.

Within the Group’s Accounting Department, the accounting policies department is responsible for defining and disseminating the Group’s accounting policies under IFRS standards so that the consolidated financial statements can be produced. The objectives pursued should be used to introduce a permanent standards oversight process and systematically formalize structured IFRS Group accounting policies through the Group’s accounting manual, closing instructions and information meetings.

This mechanism is completed by implementing relevant standards in the countries and divisions. This network makes it possible to:

•

identify accounting issues;

•

disseminate the Group’s accounting policies in the divisions, countries and entities and accounting departments;

•

take account of the training needs of individuals in charge of applying Group accounting policies.

14.3.3.3   ISO 9001 quality certification for the Accounting Department

Since 2001, in the area of Quality Management, France Telecom S.A. has held ISO 9001 V2000 quality certification from AFAQ/AFNOR for the accounting departments in France. Since 2007 all departments of Group Accounting Department based in France have received ISO 9001 v2000 certification.

For each accounting process, the approach makes it possible to look for ways of improving, simplifying and adopting best practices, so that the financial statements can be produced in good time and so that they meet the regulatory quality standards.

Accounting operations’ management sets out the objectives of the quality process, which includes the following main guidelines:

•

improving the performance and the services provided;

•

consolidating its partners’ trust;

•

making its players more professional.

14.3.4   Summary of work on internal control implemented under Section 404 of the Sarbanes-Oxley Act

Because it is listed on the New York Stock Exchange, France Telecom is subject to the US Sarbanes-Oxley Act. In accordance with the provisions of Article 404 of the Act, the Chief Executive Officer and the Chief Financial Officer must prepare a report, in which they make a declaration on the effectiveness of internal control of the production of the Group’s financial statements, established according to IFRS standards and presented in the Annual Financial Statements (Form 20-F), that is filed with the Securities and Exchange Commission (SEC) in the United States. The Statutory Auditors make their own assessment of internal control. The opinion of management and Statutory Auditors appears annually in Form 20-F.

To better meet the requirements of Article 404 of the law, France Telecom, under the Group’s Internal Control Department, implements a permanent program to reinforce internal control in-depth across the Group.

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Based on the standards issued by the SEC, France Telecom has targeted its internal financial control system on the large risk areas, which has enabled it to be more relevant and more effective and to limit the Group’s assessments to the controls covering these risk areas.

The annual working program, which covers the control environment and operational controls, is made up of the following main actions:

•

pre-scoping: identifying areas relevant to the control environment and grouping consolidated entities into similar groups according to the work to be done:

•

largest entities: evaluating the control environment and operational control,

•

medium-sized entities: evaluating the control environment and financial data centralization and financial statements preparation processes,

•

smaller entities: reviewing self-evaluation;

•

scoping: identifying the areas of the control environnement as well as the flows and the information system supporting these flows, for each entity;

•

defining the system, based on risk analysis for each area of the control environment and of operational responsibility, and identifying and documenting risk hedging;

•

documenting the separation of tasks and the management of application access rights as well as general computing controls;

•

evaluating the efficiency of the internal control system introduced;

•

evaluating the impact of internal control dysfunctions to guarantee that they remain minor;

•

steering the action plans for observed dysfunctions.

As part of the control environment, Group governance undergoes an evaluation focusing on the Executive Committee and all of the Group’s Governance Committees, as well as on the following areas:

•

Controlling and Accounting;

•

Fraud prevention and management;

•

Delegation of power and signature authority;

•

Ethics;

•

Human Resources;

•

Networks;

•

Data Security;

•

Information system;

•

Quality process for product and offer development (“Time To Market”).

As part of the control environment, each area is steered by a functional entity in charge of the Group’s policies in the area and rolled out within the entities. As part of operational control, the entities examine the large flows covering the Group’s primary financial data. All this work is scheduled over the year.

The information on internal financial control is documented in four languages in a Group system.

There is a monthly in-house newsletter on current topics of interest. The primary information on the work program is also published on a dedicated portal on France Telecom’s Intranet site.

Assessment of the accomplishments of 2009

The internal financial control system is evaluated by internal audit and the Group’s internal control functions. Any problems or shortcomings are analyzed for their impact, and a corrective action plan is proposed. The statutory auditors also perform an independent evaluation of the internal financial control system.

The evaluation for the 2009 financial year did not reveal any major weaknesses. The Chief Executive Officer and the Chief Financial Officer concluded that the internal control system that applies to the production of financial statements was operationally efficient.

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14.4    REPORT OF THE STATUTORY AUDITORS

Report drawn up pursuant to the provisions of Article L. 225-235 of the French Commercial Code on the Report of the Chairman of the Board of Directors of France Telecom

Year ended December 31, 2009

Dear Shareholders,

In our capacity as France Telecom’s Statutory Auditors and pursuant to the provisions of Article L. 225-235 of the French Commercial Code, we hereby present you with our report on the report drawn up by the company’s Chairman pursuant to the provisions of Article L. 225-37 of the French Commercial Code in respect of the year ended December 31, 2009.

It is the responsibility of the Chairman to draw up and submit for the approval of the Board of Directors a report on the internal control and risk management procedures established within the company and setting out the information required under Article L. 225-37 of the French Commercial Code notably in respect of corporate governance structures.

Our responsibility is:

•

to provide you with our observations on the information in the Chairman’s report with regard to the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information; and

•

to certify that the report contains the information required under Article L. 225 37 of the French Commercial Code, it being noted that we are not tasked with checking the fairness of this other information.

•

We carried out our work in accordance with the professional standards applicable in France.

Information on the internal control and risk management procedures relating to the preparation and processing of accounting and financial information

The professional standards require us to take the necessary steps to assess the fairness of the information in the Chairman’s report on the internal control and risk management procedures relating to the preparation and processing of accounting and financial information. These steps primarily consist of:

•

gaining an understanding of the internal control and risk management procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the Chairman’s report and existing documentation are based;

•

gaining an understanding of the work involved in preparing this information and existing documentation;

•

gaining an understanding of the evaluation process established and assessing the quality and sufficiency of its documentation as regards the information relating to the evaluation of internal control and risk management procedures;

•

determining whether the major internal control weaknesses relating to the preparation and processing of accounting and financial information that we may have revealed in the course of our assignment are properly disclosed in the Chairman’s report.

On the basis of this work, we have no observations to make regarding the information on the Company’s internal control and risk management procedures relating to the preparation and processing of accounting and financial information in the report prepared by the Chairman of the Board of Directors in accordance with the provisions of Article L. 225-37 of the French Commercial Code.

Further information

We certify that the report of the Chairman of the Board of Directors contains the information required under Article L. 225-37 of the French Commercial Code.

Neuilly-sur-Seine and Paris-La Défense,

March 25, 2010

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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15  compensation and benefits paid to directors, officers  and senior management

15.1

RULES FOR DETERMINING COMPENSATION OF DIRECTORS AND OFFICERS

312

15.1.1

Principles and rules for determining attendance fees

312

15.1.2

Rules for determining the compensation of the Chairman and of the Chief Executive Officer

312

15.2

TOTAL COMPENSATION PAID TO DIRECTORS AND OFFICERS

314

15.2.1

Compensation paid to the Chairman and Chief Executive Officer

314

15.2.2

Attendance fees paid to directors

315

15.2.3

Other compensation paid to salaried directors

315

15.3

COMPENSATION OF GROUP MANAGEMENT COMMITTEE IN 2009

316

15.4

PROVISIONS FOR PENSIONS, RETIREMENT AND OTHER BENEFITS

316

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15.1    RULES FOR DETERMINING COMPENSATION OF DIRECTORS AND OFFICERS

The criteria used to determine the compensation of directors and officers or the circumstances by virtue of such compasation established are as follows:

15.1.1   Principles and rules for determining attendance fees

In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Annual Shareholders’ Meeting. The resolution voted by France Telecom S.A.’s Shareholders Meeting remains valid until a new resolution is adopted. The Annual Shareholders’ Meeting of May 27, 2008 set this sum at 600,000 euros.

Up to this amount and on a proposal of the Governance and Corporate Social Responsibility Committee, the Board of Directors decides at the beginning of each year on the amount of attendance fees that shall be paid to board members in respect of the last financial year, and the rules for distributing them.

Since 2006, directors receive a fixed amount (currently 10,000 euros), and also a variable amount based on attendance at board and committee meetings and on duties performed within such committees.

Attendance fees paid to directors representing the French government are paid to the French Treasury Department. Moreover, most of the directors representing employees have asked that their attendance fees be paid to their trade union organization.

Except for the Chairman and directors representing the employees and employee shareholders, who are themselves Company employees, directors do not receive any compensation other than attendance fees.

In addition, except for the deferred compensation of the Chairman mentioned in Section 15.1.2 Rules for determining the compensation of the Chairman and of the Chief Executive Officer, there is no agreement between the members of the Board of Directors and France Telecom S.A. or between them and any of France Telecom’s subsidiaries providing for the granting of benefits upon termination of office.

15.1.2   Rules for determining the compensation of the Chairman and of the Chief Executive Officer

The compensation of the Chairman and of the Chief Executive Officer is set by the Board of Directors on the recommendation of the Governance and Corporate Social Responsibility Committee.

Every six months, the Governance and Corporate Social Responsibility Committee  examines and proposes to the Board of Directors the parameters for calculating the variable portion of the compensation of the Chairman and of the Chief Executive Officer for the following six-month period, and proposes the amount of the variable portion for the past six-month period based directly on France Telecom’s results.

Compensation of the Chairman and Chief Executive Officer in 2009

Fixed compensation

The fixed portion of the compensation of the Chairman and Chief Executive Officer was decided by the board meeting of October 28, 2002. It has not been modified since. In particular, it has not changed since Didier Lombard was appointed on February 27, 2005.

Variable compensation

Where the objectives set by the Board are achieved, the variable portion of the compensation of the Chairman and Chief Executive Officer in respect of 2009 may amount to 66.6% of his fixed compensation, with the maximum set at 100% of his fixed compensation in the event objectives are exceeded.

In the first and second half of 2009, the Chairman’s six-monthly variable portion was assessed on the basis of an overall financial objective calculated on the scope of the France Telecom Group and consisting of the weighted average growth rate on a like-for-like basis of the revenues (30%) and of the Organic cash flow indicator (50%) as well as an objective associated with the quality of service provided to Group customers (20%).

Deferred compensation

On March 24, 2010, the Chairman announced to the Board of Directors that he would waive his right to the commitment made to him by the Company, as authorized by the board meeting of April 2, 2008. The Board formally recorded this decision and noted that said possible deferred compensation had ceased to be valid.

On April 2, 2008, the Board of Directors had made a decision, in accordance with Article L. 225-42-1 of the French Commercial Code (as modified by law no. 2007-1223 dated August 21, 2007 in favor of work, employment and purchasing power), concerning possible deferred compensation payable to Didier Lombard and the performance conditions whose satisfaction had to be established by the Board of Directors before any decision is taken about granting such deferred compensation.

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This decision was approved by the Annual Shareholders’ Meeting of May 27, 2008 and is the subject of a report from the Statutory Auditors. It has also been published on France Telecom’s website.

Under the terms of this decision, in the event Didier Lombard’s corporate office were to be terminated, the Board of Directors could decide to grant him, for termination of said office, a payment amounting to a maximum of 21 months of his compensation, calculated on the basis of his average total gross monthly compensation for the 24 months preceding the day the Board would make a decision on this subject. This amount would have included any payment granted in the event of termination of the currently suspended employment contract.

In accordance with the law, any granting of a payment by the Board of Directors was subject to satisfying performance criteria. These performance criteria would have been those set by the Board of Directors in order to calculate the variable portion of Didier Lombard’s compensation during the four half-years preceding the day on which the Board of Directors would have made a decision on this subject.

Incentive payments and employee profit-sharing

The Chairman and Chief Executive Officer is not part of any profit-sharing or incentive payment plans.

Attendance fees

The Chairman and Chief Executive Officer has opted not to receive attendance fees.

Employment contract

Didier Lombard’s employment contract was suspended upon his appointment as Chairman and Chief Executive Officer in February 2005. This situation is fully compliant with the Afep-Medef code on corporate governance for listed companies updated with the recommendations, published in October 2008, on compensation of executive corporate officers in office on the date of publication of these recommendations.

Pension Plan

The Chairman and Chief Executive Officer is a member of the France Telecom Group’s supplementary provident insurance scheme and the supplementary pension plan established for senior Group managers who are classified “ex-salary scale”, currently covering around 140 people. This pension will be paid to him providing he is still working at the Company when his other pension plans are cashed in. The amount of this pension cannot be determined in advance. It results from the application of a rate established when cashing in and limited to 20.8% of the highest annual average of gross compensation over the 36 working months as an “ex-salary scale” employee or as a corporate officer, also established when cashing in.

Other benefits

The Chairman and Chief Executive Officer receives certain benefits in kind related to his function (company car, telephone resources and services of private firms providing personal legal assistance, limited to 100 hours per year).

Compensation of the Chairman as and from March 1, 2010

The compensation of France Telecom’s Chairman was set by the Board of Directors on March 24, 2010.

The Chairman’s total compensation will be composed of a fixed portion of 600,000 euros and a variable portion, made up of between 0% and 50% of the fixed portion. The maximum amount of compensation therefore corresponds to half of the compensation received by Didier Lombard when he was Chairman and Chief Executive Officer. The variable portion of his compensation is subject to performance criteria set and assessed by the Board of Directors, half of which are based on criteria tied to the company’s overall performance, assessed by the organic cash flow indicator, and half on achieving objectives linked to his mission as described in the Board of Directors’ Internal Guidelines, as well as his contribution in strategic terms.

Compensation of the Chief Executive Officer in 2010

Stéphane Richard has held the position of Chief Executive Officer since March 1, 2010. The Board of Directors meeting on March 24, 2010 decided to grant Stéphane Richard the same compensation Didier Lombard received as Chairman and Chief Executive Officer.

In 2010, the fixed portion of the Chief Executive Officer’s compensation will be identical to that of Didier Lombard’s in 2009, which had remained unchanged since 2002.

For the first half of 2010, the Chairman’s six-monthly variable portion is assessed on the basis of an overall financial objective calculated on the scope of the France Telecom Group, of which assessment criteria, maximum amount and calculation method are identical to those of Didier Lombard’s compensation in 2009.

Further thought is being given to completing the existing indicators by adding a criterion based on social commitments. One or more relevant objective and assessable criteria are being drawn up with a view to applying them as and from the second half of 2010.

Furthermore, on December 2, 2009, when Stéphane Richard was appointed Chief Executive Officer Delegate as and from January 1, 2010, the Board of Directors authorized, in accordance with Article L. 225-42-1 of the French Commercial Code, the granting of a possible deferred compensation, consisting in an indemnity of 18 months’ compensation, in the event where Stéphane Richard’s term of office were to be terminated, subject to his meeting certain performance criteria. This decision was published on France Telecom’s website.

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On March 24, 2010, Stéphane Richard informed the Board of Directors that he waived his right to benefit from this decision. The Board formally recorded this decision and noted that said possible deferred compensation had ceased to be valid.

Stéphane Richard also enjoys benefits related to his function and necessary to the performance of his role: a company car and driver, consulting services of firms providing personal legal assistance, limited to 100 hours per year, unlimited telephone services and computer equipment.

15.2    TOTAL COMPENSATION PAID TO DIRECTORS AND OFFICERS

15.2.1   Compensation paid to the Chairman and Chief Executive Officer

SUMMARY TABLE OF COMPENSATION AND STOCK OPTIONS AND SHARES ALLOCATED TO THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER (1)

(in euros)	2009	2008
Compensation due in respect of the year (itemized in the following table)	1,587,992	1,655,985
Valuation of options allocated during the year	0	0
Valuation of performance shares allocated during the year	0	0
TOTAL	1,587,992	1,655,985
(1) Gross amounts before tax.

SUMMARY TABLE OF THE COMPENSATION OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER (1)

(in euros)	2009		2008
	Amounts due in respect of the year	Amounts paid during the year	Amounts due in respect of the year	Amounts paid during the year
Fixed compensation	900,000	900,000	900,000	900,000
Variable compensation	683,685	617,100	752,100	749,250
Exceptional compensation	0	0	0	2,290 (2)
Attendance fees	0	0	0	0
Benefits in kind	4,307	4,307	3,885	3,885
TOTAL	1,587,992	1,521,407	1,655,985	1,655,425
(1) Gross amounts before tax. (2) Additional amount paid by France Telecom in 2008 for subscription to an employee savings plan in 2007.

During financial year 2009, neither France Telecom S.A. nor any other of the Group’s companies granted any option to buy existing shares or to subscribe for new shares or allocated performance shares.

The Chairman and Chief Executive Officer received stock options in 2005 and 2007. However, he has never received performance shares.

He exercised no option to buy existing shares or to subscribe for new shares during financial year 2009.

The history of stock option allocation is shown in Section 17.3 Compensation.

SUMMARY TABLE OF OTHER BENEFITS GRANTED TO THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Didier Lombard: Beginning of first term of office: 02/27/2005 Expiry of term of office: AGM called to approve the 2010 financial statements
Employment contract	Yes. Didier Lombard’s employment contract was suspended upon his appointment as Chairman and Chief Executive Officer. See Section 15.1.2 Employment contract paragraph
Supplementary pension plan	Yes. See Section 15.1.2 Pension plan paragraph
Compensation or benefits due or likely to be due upon termination or change of office	Yes. See Section 15.1.2 Deferred compensation paragraph
Compensation under a non-competition clause	No

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15.2.2   Attendance fees paid to directors

The table below shows the attendance fees due in respect of 2009 and 2008, or paid in the course of these years to France Telecom directors (in euros).

Directors	Amounts due in respect of 2009 (paid in 2010)	Amounts due in respect of 2008 (paid in 2009)	Amounts due in respect of 2007 (paid in 2008)
Didier Lombard	0	0	0
Caroline Angeli (1)	757	NA	NA
Bruno Bézard (2)	35,016	46,940	27,111
Ghislaine Coinaud (1)	757	NA	NA
Bernard Dufau	59,621	66,655	58,000
José-Luis Durán	30,284	24,461	NA
Pascal Faure (2)	11,356	NA	NA
Charles-Henri Filippi	52,997	44,176	NA
Daniel Guillot (1)	757	NA	NA
Claudie Haigneré	28,391	30,042	14,111
Henri Martre	32,177	29,103	34,000
Gilles Michel (2)	14,196	NA	NA
Marcel Roulet	47,319	43,185	53,000
Jean Simonin	40,694	38,491	40,000
Stéphane Tierce	31,230	32,858	38,000
Former directors
Hélène Adam (1)	33,312	29,103	34,000
René Bernardi	52,240	55,389	46,000
Jean Michel Gaveau (1)	33,312	32,858	34,000
Arnaud Lagardère	NA	NA	11,000
Jacques de Larosière (2)	32,177	51,634	36,000
Jean-Pierre Jouyet (2)	NA	NA	12,806
Stéphane Richard	NA	NA	19,944
Henri Serres (2)	27,445	33,797	37,000
TOTAL	564,038	558,693	494,972
(1) Attendance fees paid, at the request of the relevant directors, to their trade union organization. (2) Attendance fees paid to the French Treasury department NA: not applicable.

15.2.3   Other compensation paid to salaried directors

The table below shows the compensation paid to the directors elected by the employees and the director appointed by the Annual Shareholders’ Meeting on the proposal of employee shareholders, not including attendance fees already mentioned in Section 15.2.2 Attendance fees paid to directors.

COMPENSATION PAID IN 2009

Gross amounts before tax (in euros)	Fixed	Variable	Incentive payments, profit-sharing and employer’s contribution	Exceptional	Benefits in kind	Total
Hélène Adam (1)	28,697		4,827	3,497	215	37,236
René Bernardi (1)	48,085	6,645	7,260	14,046	322	76,358
Jean Michel Gaveau (1)	29,676	1,970	4,823	20	214	36,703
Stéphane Tierce	68,418	10,718	9,948			89,084
Caroline Angeli (2)	2,270			987	18	3,275
Ghislaine Coinaud (2)	2,084			58	18	2,160
Daniel Guillot (2)	4,266			99	38	4,403
(1) To December 2, 2009. (2) From December 3, 2009.

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Stock option awards

France Telecom did not award any stock options in 2009. As of March 25, 2010, Stéphane Tierce, a director representing employee shareholders, held 1,140 stock options granted by the Board on October 26, 2005 (See Section 17.3.3.1 France Telecom S.A. Stock Option Plans).

Free share awards

Under the Free Share Award Plan approved by the Board on April 25, 2007 (See Section 17.3.4 Free Share Award Plan), salaried directors were allocated the following shares on April 25, 2009, given that the performance conditions set out in the plan had been satisfied:

Hélène Adam	80 shares
René Bernardi	120 shares
Jean-Michel Gaveau	120 shares
Stéphane Tierce	200 shares
Caroline Angeli	80 shares
Ghislaine Coinaud	80 shares
Daniel Guillot	200 shares

15.3    COMPENSATION OF GROUP MANAGEMENT COMMITTEE IN 2009

The total gross amount, excluding the employer part of social security contributions, of the compensation paid in respect of the 2009 financial year by France Telecom and the companies it controls to all members of the France Telecom Group Management committee was 7,821,535 euros.

This amount includes all compensation paid in respect of 2009 (gross salaries, bonuses, incentive and benefits in kind, including variable portions, employees profit sharing), with the exception of any possible employer’s matching contribution (not yet known) to incentive and profit sharing.

In 2009, the members of the France Telecom Group Management committee were: Didier Lombard, Jean-Yves Larrouturou, Gervais Pellissier, Olivier Barberot, Barbara Dalibard, Georges Penalver, Olaf Swantee, Jean-Philippe Vanot, Louis Pierre Wenes until October 4, 2009 and Stéphane Richard from October 5, 2009.

The members of the Group Management committee have not received attendance fees for the offices held by them in the companies of the France Telecom Group. The contracts of the members of the Group Management committee, other than Didier Lombard’s, included a clause providing a contractual termination settlement not exceeding 15 months of their last total gross annual compensation (including the contractual termination benefit).

During the 2009 financial year, the members of the Group Management committee received no stock options or performance shares from France Telecom S.A. or from any other of the Group’s companies.

15.4    PROVISIONS FOR PENSIONS, RETIREMENT AND OTHER BENEFITS

The total amount of retirement benefits (contractual retirement bonuses and the defined benefit supplementary pension plan) recorded as provisions in the financial statements as of December 31, 2009, in respect of the members of the Group Management committee (listed in Section 15.3), including Didier Lombard, was 7,298,411 euros.

France Telecom has no pension commitment to any corporate officer, except to Didier Lombard, Stéphane Richard and the salaried directors. Following the termination of his labour contract upon appointment as a corporate officer, since January 1, 2010, Stéphane Richard is no longer entitled to receive any retirement benefits from France Telecom.

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16  board practices

See Chapter 14.

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17  employees

17.1

WORKFORCE TRENDS

320

17.2

ORGANIZATION OF WORKING HOURS

324

17.3

COMPENSATION

325

17.3.1

Compensation Policy

325

17.3.2

Incentive and Profit-Sharing Agreements

326

17.3.3

Stock Options

327

17.3.4

Free share awards

330

17.4

LABOUR RELATIONS

330

17.5

HEALTH AND SAFETY CONDITIONS

331

17.6

TRAINING

332

17.7

EMPLOYMENT AND INTEGRATION OF PEOPLE WITH DISABILITIES

333

17.8

SOCIAL AND CULTURAL ACTIVITIES

333

17.9

OUTSOURCING

334

17.10

IMPACT ON NATIONAL EMPLOYMENT AND REGIONAL DEVELOPMENT

335

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The information contained in this document primarily concerns France Telecom S.A., its French subsidiaries and, to a lesser extent, its international subsidiaries.

17.1    WORKFORCE TRENDS

General Changes in the total number of Employees

Overall Group change

NUMBER OF EMPLOYEES (ACTIVE EMPLOYEES AT END OF PERIOD)

Scope	2009	2008	2008 (pro forma)	2007
France Telecom S.A.	92,570	94,359	94,359	97,355
French subsidiaries	7,583	7,895	7,763	8,817
Total France	100,153	102,254	102,122	106,172
International Subsidiaries (1)	80,427	83,795	84,153	81,159
GROUP TOTAL	180,580	186,049	186,275	187,331
(1) Including Orange UK staff.

NUMBER OF EMPLOYEES (ACTIVE EMPLOYEES AT END OF PERIOD)

Contract type	2009	2008	2008 (pro forma)	2007
Permanent contracts	176,669	181,110	181,336	183,051
Temporary contracts	3,911	4,939	4,939	4,280
GROUP TOTAL (1)	180,580	186,049	186,275	187,331
(1) Including Orange UK staff.

Between 2008 and 2009, the number of employees (active employees at year-end) decreased by 5,469 on a historical basis. This reduction breaks down as follows:

•

decrease of 2,101 employees in France, mainly as a result of retirements, resignations, transfers to the public sector, and employees leaving to start their own business or to pursue personal projects with company support, some of which was offset by external hires;

•

decrease of 3,368 employees in international subsidiaries, due to arrivals and departures of companies, with varying changes in different countries, due to business needs.

On a comparable basis, the number of permanent employees in France decreased by 1,969 in 2009 (permanent and temporary staff), a 1.9% decrease.

In France, the change for 2009 was marked by a slow-down in departures, primarily retirements (956 in 2009 compared to 1,673 in 2008) and transfers to the public sector (327 in 2009 compared to 1,121 in 2008). These departures were partially offset by external recruiting of new employees (+1,317 in 2009).

Internationally, in 2009, there was a 3,726 decrease in workforce contracts (permanent and temporary) on a like-for-like basis, a 4.4% drop. They vary according to changes in the related businesses, in particular due to varying economic climates and the impacts of the economic crisis, which differed by geographic area. In several countries, voluntary departure was implemented as part of agreements negotiated with employee representatives, as was the case in Poland, Jordan and Kenya.

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Between December 31, 2008 and December 31, 2009 the number of temporary contracts decreased from 4,939 to 3,911 throughout the France Telecom Group. In France, temporary contracts decreased by 340 (1,786 at end 2009 versus 2,126 at end 2008). Outside France, the decrease was 688 temporary employees, from 2,813 at end December 2008 to 2,125 at end December 2009, with a notable decrease in Poland (264), the Africa/Middle East/Asia area (175), and countries in the Europe/Middle East area (190).

The breakdown of persons employed in France by business line was as follows at December 31, 2009:

BREAKDOWN OF STAFF BY BUSINESS LINE, GROUP FRANCE AT END DECEMBER 2009

Sales and customer services	47.6%
Innovation & forecasting	3.1%
Management & support	13.3%
Content & multimedia production	0.6%
IT & information systems	8.2%
Technical & networks	26.5%
Other	0.7%

Recruitment Policy

NUMBER OF PERMANENT EXTERNAL HIRES

Entities	2009	2008	2007
France Telecom S.A.	949	1,009	1,288
French subsidiaries	368	769	628
Total France	1,317	1,778	1,916
International Subsidiaries (1)	7,958	12,266	12,733
GROUP TOTAL	9,275	14,044	14,649
(1) Including Orange UK staff.

The number of external hires in 2009 in France was 1,317, in the strategic areas of sales and customer relations, business services, innovation, information system development and multimedia. They also involve networks-related jobs under the skills renewal program for on-site intervention workers.

The number of external hires at France Telecom S.A. in 2009 includes 300 employees hired on a part-time basis in the area of customer relations (stores and telephone customer services). These employees were hired due to the significant number of departures in this category. Excluding these replacements, the total number of external hires 2009 was 1,017 in France versus 1,297 in 2008 for the same scope.

External hires in international subsidiaries remained high, although at a lower level than in 2008. This recruiting was necessary to renew skills in growing business lines and to compensate for high turnover in some countries.

Transfers to the public Sector

In 2009, the public sector transfer policy for civil servants was continued. There were 327 transfers in 2009, significantly less than in 2008 (1,121 departures), due to the suspension of the special support programs negotiated with the public sector, as of December 31, 2008. 35% of transfers involved management staff and 65% involved non-management staff.

The following table shows the breakdown of transfers of civil servants to the public sector by destination for the year ended December 31, 2009.

BREAKDOWN OF TRANSFER OF CIVIL SERVANTS TO THE PUBLIC SECTOR BY DESTINATION

Destination	2009	2008	2007
National civil service	73%	69%	65%
Regional civil service	25%	26%	29%
Public hospitals	2%	5%	6%

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Private employees may also transfer to the public sector, by virtue of the “company-supported personal projects” scheme.

Around 8,800 job offers were published on our dedicated site in 2009 (11,200 in 2008). In 2009, around 8,200 applicants responded to these offers, indicating our employees’ interest in the public sector.

External Workforce (Data for Group France)

Indicator (1)	2009	2008	2007
Payments made to external companies for providing staff (in millions of euros)	35.94	41.53	56.89
Monthly average number of temporary workers (2)	781	985	1,325
Monthly average duration of temporary contracts(3)	1.4	1.4	2.1
(1) Temporary staff only. (2) Calculated based on temporary staff expenses recorded in FT S.A.’s financial statements. (3) This indicator only concerns FT S.A. Data for 2009 is provisional.

The use of temporary employees primarily enables France Telecom to cope with temporary increases in activity, related mainly to launches of new products and services, as well as sales campaigns and promotional offers.

As part of the close management of this resource, temporary staffing decreased in 2009, a continuation of a trend already observed in 2008 and 2007. In 2009, temporary employment represented on average 781 full-time equivalents per month, versus 985 in 2008 for the Group in France.

Management of Economic Factors Affecting Employment

Key economic Factors Affecting Employment

In 2009, France Telecom continued its integrated operator strategy: convergence between fixed-line, mobile Internet and multimedia services. Given the uncertain economic climate, the Group has constantly tried to adjust its strategy to meet its customers’ needs and ensure sustainable performance.

In France, this strategy led to the integration of new subsidiaries including Enora and Data & Mobile International in business services, and to the derecognition of FT e-commerce and Orange Dominica.

By continuing its strategy in other countries, the Group has been able to reinforce integration of its products and services and release new synergies in these countries.

In Poland, the number of TP Group employees fell by 1,624 permanent contracts in 2009 (pro-forma excluding changes in scope i.e. TP Med Zoo’s removal from the scope of consolidation and the integration of Ramsat and Prodo sp zoo), i.e. 5.9% of employees, as the three-year (2009-2011) Labour agreement was renewed by the management and Labour. At the same time an internal mobility plan will enable the company to reassign employees to priority jobs.

In the UK, Orange UK’s permanent headcount fell slightly by 70 employees on permanent contracts on a like-for-like basis, counting outsourced management of IT systems connected to domestic networks. Moreover, France Telecom and Deutsche Telekom signed final agreements on the Orange UK/T-Mobile UK merger in November 2009. The two companies are set to merge in an equally-owned joint venture. After this merger, Orange UK’s staff should no longer be recognized in the Group’s financial statements in 2010.

Equant pursued the business development and growth strategy it started in 2008 in emerging countries. However, in 2009, this strategy accounted for changes in the economic climate in these countries and adjusted resource levels to the business needs. Overall, the change in permanent Equant staff showed a drop of 228 in the number of employees on permanent contracts on a like-for-like basis (accounting for the derecognition of SITA employees), or -2.0%.

In Jordan, the number of permanent employees decreased by 232 as a result of the voluntary redundancy plan. This was accompanied by a skills renewal program through external hire and improved synergies between fixed-line and mobile activities.

In the AMEA zone (Africa, Middle East and Asia), the permanent headcount decreased overall by 898 employees on permanent contracts, primarily due to the voluntary departure plans negotiated with staff representatives in Kenya and the Ivory Coast.

In the EME zone (Europe and Middle East), permanent headcount increased overall by 205 employees on permanent contracts, pro forma (note: integration of Orange Moldova, Orange Armenia and CityDisk in Switzerland). These changes varied widely across different geographic areas. Although the unfavorable economic circumstances led to a net downturn in Romania, other countries in this area, such as Moldova and Egypt, saw growth.

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Development of the Group’s Business Lines

Through GPEC (forward-looking management of jobs and skills), the Group has set out a vision of its needs for skills in all of its business activities. This process is based on a job reference system shared by every company in the Group.

The 23 “business lines” representing all of the Group’s activities (sales, customer relations, professional services, marketing, IT, network technology, content and multimedia, R & D and support) have proposed a three-year renewed forecasting of employment and skills needs, both for the Group and for the main countries in which it operates - France, Poland, the United Kingdom and Spain.

In France, this process was used to:

•

provide forward-looking management of jobs and skills for the operating units;

•

develop a recruitment policy for priority jobs and levels of expertise;

•

an internal transfer policy, with a particular focus on priority business lines;

•

offer training programs with professional-track courses that are directly linked to new skills needs.

All employees have access to the job growth charts on the “job opportunities” HR intranet site. Plus, full information is available for each job: duties and activities, required skills, training possibilities and sample careers.

The Information System used by managers and non-management staff in France now includes 3 modules: individual interview, training and internal mobility. These solutions are gradually being extended internationally. The Group job and skills reference system included in the individual interview module is used to evaluate employees’ skills according to a common base. This system is currently used in France, Romania, Moldova and the Dominican Republic, and it will soon be introduced at Orange Business Services.

In France, the Group was marked by a social crisis in 2009

In 2009, France Telecom Group experienced a major social crisis in France. To deal with these problems, which revealed employees’ discontent in the workplace, Group management introduced a comprehensive approach designed to create a new Labour contract. This contract is based on three main points: negotiations between Labour unions and management, an inventory of working conditions and a process for rebuilding. It will be rounded out by a variety of dialogue and counseling measures.

The Labour negotiations on stress and working conditions will form one of the pillars of the new Labour contract. The work has been underway since September in five negotiation groups:

•

outlook - jobs and skills - professional development - training – mobility;

•

professional life/private life balance;

•

improving IRPs (staff representative bodies);

•

work organization;

•

working conditions.

The first plenary sessions held in 2009 focused on establishing immediate measures that would quickly tackle the causes of stress and reduce psycho-social risks. Since January 2010, the negotiation groups’ work has looked at drafting six reference texts, one per negotiation group and one on evaluating and preventing psycho-social risks, France Telecom’s version of the French interprofessional agreement on stress in the workplace.

These texts summarize the points agreed upon since the start of negotiations and the general principles the Group will use as a basis for its operating methods. These texts should be final in the first half of 2010.

On September 18, the Labour organizations chose the firm Technologia to help with the inventory on stress and working conditions. This firm is specialized in analyzing and diagnosing psycho-social risks in the workplace, in particular as part of Labour discussions.

The first stage of Technologia’s work involved sending a questionnaire to every Group employee in France. More than 80,000 employees, or 4 out of 5 staff, completed this questionnaire between October 19 and November 16. On December 14, Technologia presented these questionnaire results and their report analyzing in-house documents on working conditions and stress in the workplace.

In early 2010, Technologia will begin one-on-one interviews with 1,000 randomly-selected employees who represent the Group’s entities and business lines. In these interviews, Technologia will go into further depth with their audit.

The process for rebuilding led to meetings in which the teams could debate these issues as a group. Thousands of meetings were held, helping establish observations and expectations and identifying the first actions to be taken on a variety of topics such as daily working conditions, management methods, employee mobility and more.

These provisions were supplemented by dialogue and counseling measures: a 24/7 hotline and extra counseling centers to help those in need.

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17.2    ORGANIZATION OF WORKING HOURS

Work schedules and annual Working Time

BREAKDOWN OF EMPLOYEES BY WORK SCHEDULE - FRANCE TELECOM S.A.

Work Schedule	Annual working time	2009 (1)	2008	2007
Basic schedule	1,596 hours	38.6%	39.8%	41.5%
Customer service hours	Between 1,148.4 and 1,548.0 hours	19.9%	20.1%	19.7%
Non-business hours and night shift	Between 1,539.4 and 1,580.8 hours	2.3%	2.4%	2.4%
Flexi-time	1,573.2 hours	0.1%	0.1%	0.5%
Call center	Between 1,519 and 1,547 hours	1.1%	0.7%	0.9%
Managers (cadres exécutifs autonomes)	Fixed number of 208 days a year	27.6%	26.4%	24.2%
Local operating managers (2)		10.4%	10.5%	10.8%
TOTAL		100.0%	100.0%	100.0%
(1) 2009 data is provisional. (2) Local operating managers work according to the collective schedule applicable to the department to which they belong or the team they manage.

The basic schedule decreased (38.6% at end 2009 compared to 39.8% at end 2008), while the managers’ (cadres exécutifs autonomes) work schedule increased from 26.4% at end 2008 to 27.6% at end 2009, in line with the development of France Telecom S.A.’s qualification structure. The “Customer Service Hours” portion of the schedule fell slightly from 20.1% of employees at end 2008 to 19.9% at end 2009.

Part-time work

NUMBER OF PART-TIME EMPLOYEES – FRANCE TELECOM S.A.

Proportion of working time	2009 (1)	2008	2007
Less than 30%	13	22	175
30% to 49%	1,071	1,350	1,607
50% to 59%	677	637	688
60% to 69%	246	247	273
70% to 79%	259	258	267
80% to 89%	7,447	7,486	7,814
90% to 99%	1,092	1,063	1,112
TOTAL	10,805	11,063	11,936
(1) 2009 data is provisional.

The number of part-time employees at France Telecom S.A. declined overall by 2.2% between 2008 and 2009. This decline was due both to global changes in the France Telecom S.A. workforce (down 1.9% pro forma) and the decline in external hiring of part-time employees for customer relations (stores and customer service by telephone: 300 in 2009 versus 499 in 2008). Part-time staff levels remained stable between end December 2008 and end December 2009, at 11.7% of total staff.

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Absenteeism

NUMBER OF DAYS OF EMPLOYEE ABSENCE – FRANCE TELECOM S.A.

Reason	2009 (1)	2008	2007
Illness (all reasons)	1,618,326	1,566,029	1,538,816
Work and travel-related accidents	81,581	73,997	76,272
Maternity, paternity and adoption leave	124,984	135,811	141,519
Family reasons	58,320	55,484	58,712
Other reasons (2)	9,100	9,084	7,225
TOTAL	1,892,311	1,840,405	1,822,544

(1)

2009 data is provisional.

(2)

Absences not taken into account in other indicators, excluding annual leave or days taken under the reduction in working hours system (RTT), strikes, unpaid leave and military service.

Between 2008 and 2009 the total number of days’ absence went up by 51,907 days.

There were higher levels of absenteeism for sick leave (all reasons combined: ordinary sick leave, long illness sick leave and extended sick leave), with 52,297 days of leave, 3.34%, and for work and travel-related accidents, with 7,584 days, 10.25% more over one year.

Absenteeism for illness

The changes in absenteeism for illness stem mainly from the increase in ordinary sick leave of all kinds by 55,879 days (up 5.17%) and to a lesser extent in long illness sick leave by 8,764 days (up 3.55%) in 2009. On the other hand, extended sick leave declined by 12,346 days (down 5.19%) in 2009. For each of these three indicators, the changes moved in the same direction and were on practically the same scale as in 2008 compared with 2007.

Days of absence for illness between 2008 and 2009: the average 3.34% increase for absence for illness broke down fairly equally into the various lengths, except for absences of less than 3 days (-1.13%) and 3 to 7 days (+5.24%). All other lengths of absence were average, at around 0.4%.

Absenteeism for other reasons

The total number of absence days for other reasons was stable. The main reasons remained the same: authorized absence due to disabilities (with a continued increase of 39.24%), time off for elected public office, and an “other” category for unspecified reasons, representing 3,528 days, or around 40%, for “other reasons”.

17.3    COMPENSATION

17.3.1   Compensation Policy

Within the France Telecom Group in France, studies by the Remuneration Internal Survey showed consistency in the compensation policies of all of the Group’s companies and compensation practices in line with those of the market.

In order to develop and anchor a results-oriented culture, France Telecom rewards its employees for their contribution and performance through a dynamic compensation policy. In addition to changes in fixed salaries related to improved expertise in their position or a significant change in responsibility, bonuses are awarded for achieving individual and group targets:

•

managers, who play a major role in mobilizing their staff, and supervisory staff benefit from half-yearly individual bonuses based on achieving the targets of the Group’s major programs and their own personal targets;

•

each year, through company incentive payments and the Group’s profit-sharing agreement in France, all employees receive additional compensation linked to performance or results (see Section 17.3.2).

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COMPENSATION - FRANCE TELECOM S.A.

Indicator	2009 (1)	2008	2007
Gross average monthly compensation (in euros)	3,239	3,149	3,053
Men	3,395	3,309	3,218
Women	2,969	2,876	2,778
(1) 2009 data is provisional.

17.3.2   Incentive and Profit-Sharing Agreements

Incentive

Incentive agreements are signed at the individual company level and there is therefore no Group incentive scheme. France Telecom S.A. has had incentive agreements in effect since 1992. These agreements get the company’s employees involved in its operating results.

Under the terms of the agreement signed for 2009 to 2011, France Telecom S.A. incentives are paid if the Operating Performance Indicator (OPI) is met. This indicator is calculated according to revenues, operating expense management, investment optimization and working capital improvement. The OPI is calculated based on France Telecom S.A.’s results (two-thirds) and Orange France’s results (one-third). It therefore includes fixed, mobile and Internet business.

Incentive payments are also based on the Customer Service Quality Indicator (French acronym: IQSC).

If the OPI is exceeded, the incentive payments increase in line with the IQSC and the OPI.

For 2008, the last year of the previous incentive agreement (2006-2008 incentives representing 4% of salaries, an average of 1,425 euros, were paid in April 2009.

In addition to this, in June 2009, a board-approved incentive supplement of 550 euros per employee (full-time base) was paid based on the 2008 results.

For 2009, a provision for exceeding the OPI and the IQSC was recorded at December 31, 2009.

The following table shows the amount of incentive paid over the last three years.

(in millions of euros)	2009	2008	2007
France Telecom S.A. incentive payments	188 (1)	211 (2)	250 (3)
(1) Amount provisioned at December 31, 2009. (2) includes an exceptional incentive payment of 58 million euros. (3) includes an exceptional incentive payment of 56 million euros.

Profit-Sharing

The Group profit-sharing agreement signed in 1997 with the Labour unions applies to the employees of France Telecom S.A. and of its majority-held French subsidiaries. As a corporate officer, the Chairman does not participate in profit sharing.

The special profit-sharing reserve of the Group is the sum of the special profit-sharing reserves calculated for each relevant subsidiary using a dispensatory formula (a dispensatory amendment was signed on June 29, 2001). It is based on operating income less financial expenses for each company within the scope of consolidation.

The special profit-sharing reserve is distributed to eligible employees, for 20% based on hours worked and for 80% in proportion to their annual gross salary. Employees may choose whether their individual amounts are paid to them directly or deposited in a Group Savings Plan.

The following table shows the amount of profit sharing distributed over the last three years under the Group profit-sharing agreement.

(in millions of euros)	2009	2008	2007
Special profit-sharing reserve of the Group	272 (1)	308	345
(1) Amount provisioned at December 31, 2009; of which 234 million euros have been provisioned in the accounts of France Telecom S.A..

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17.3.3   Stock Options

17.3.3.1   France Telecom S.A. Stock Option Plans

France Telecom did not implement any stock option or share purchase plans in 2009.

In October 2005, the Board of Directors granted 14.5 million stock options, representing 0.59% of share capital. The exercise price was set with no discount at 23.46 euros. The options were awarded to 3,747 beneficiaries.

In March 2006, the Board of Directors made an additional allocation of 536,930 stock options representing 0.02% of share capital, subject to the same terms as the plan of October 2005, particularly concerning the exercise price of 23.46 euros. The options were awarded to 165 beneficiaries.

In May 2007, the Board of Directors granted 10,093,300 stock options, including 140,000 to Didier Lombard, representing 0.39% of share capital. The exercise price was set with no discount at 21.61 euros. The options were awarded to 1,152 beneficiaries.

France Telecom S.A. stock option plans	October 2005 plan	March 2006 plan	May 2007 plan	Total
Date of Annual Shareholders’ Meeting authorizing the plan	09/01/2004	09/01/2004	09/01/2004
Date of board meeting granting the options	10/26/2005	03/08/2006	05/21/2007
Total number of options granted	14,516,445	536,930	10,093,300	25,146,675
options granted to corporate officers:	149,140	-	140,000	289,140
Didier Lombard	148,000	-	140,000	288,000
Stéphane Tierce	1,140	-	-	1,140
options granted to top 10 beneficiary employees	645,000	121,350	605,000	1,371,350
First possible exercise date	10/26/2008 (1)	03/08/2009 (1)	05/21/2010
Expiration date	10/26/2015	03/08/2016	05/21/2017
Stock option exercise price	€23.46	€23.46	€21.61
Total number of options exercised as of December 31, 2009	53,490	0	43,500	96,990
Total number of options canceled as of December 31, 2009	2,584,830	245,260	866,800	3,696,890
Number of options outstanding as of December 31, 2009	11,878,125	291,670	9,183,000	21,352,795
(1) For beneficiaries not resident in France.

Options exercised during the 2009 Financial Year

No stock options were exercised in 2009.

17.3.3.2   Stock-Option Plans Granted by Certain Subsidiaries

Some France Telecom Group employees have participated in stock-option plans and/or share purchase plans granted by certain listed subsidiaries of France Telecom, namely Orange S.A., Wanadoo S.A., Mobistar and ECMS (Mobinil). The different stock-option or share purchase plans granted by subsidiaries of France Telecom are described in Note 27 to the consolidated financial statements as of December 31, 2009.

Wanadoo Stock-Options transferred to France Telecom S.A.

When Wanadoo S.A. merged with France Telecom S.A. on September 1, 2004, this resulted in France Telecom assuming Wanadoo’s obligations to holders of Wanadoo stock options. Those options thus carry the right to purchase France Telecom shares based on the exchange ratio of 7/18 which applied under the mixed cash and exchange offer for Wanadoo shares.

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Option plans granted by Wanadoo	2000 plan	March 2001 plan (UK)	April 2001 plan	November 2001 plan	June 2002 plan	November 2002 plan	2003 plan	Total
Date of Annual Shareholders’ Meeting authorizing the plan	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000
Date of board meeting granting the options	07/18/2000	03/21/2001	04/02/2001	11/26/2001	06/04/2002	11/26/2002	11/26/2003
Total number of options granted (1)	1,660,966	2,178,705	4,329,916	691,883	3,817,710	435,618	2,107,115	15,221,913
First possible exercise date	07/18/2005	09/21/2001 (2)	04/02/2004	06/26/2003 (3)	06/04/2004 (4)	11/26/2004 (5)	11/26/2006
Expiration date	07/18/2010	03/21/2011	04/02/2011	11/26/2011	06/04/2012	11/26/2012	11/26/2013
Stock option exercise price	€48.70	€15.69	€15.38	€15.38	€13.84	€13.84	€16.60
Total number of options exercised as of December 31, 2009	0	741,455	2,469,227	341,914	2,142,387	239,040	431,501	6,365,524
Total number of options canceled as of December 31, 2009	928,157	1,437,250	514,369	285,689	593,178	94,463	412,616	4,265,722
Number of options outstanding as of December 31, 2009	732,809	0	1,346,320	64,280	1,082,145	102,115	1,262,998	4,590,667

(1)

After conversion to France Telecom options based on the exchange ratio of 7/18 and adjustment of the number of options and the exercise price following the September 26, 2005 France Telecom capital increase.

(2)

10% of the options became exercisable as of September 21, 2001, 10% as of March 21, 2002, 40% as of March 21, 2003 and 40% as of March 21, 2004.

(3)

5% of the options became exercisable on June 26, 2003, 23% on September 26, 2003, 5% on June 26, 2004, 23% on September 26, 2004, and 44% on November 26, 2004.

(4)

8% of the options became exercisable on June 4, 2004 and the remaining 92% on June 4, 2005.

(5)

13.5% of the options became exercisable on November 26, 2004 and the remaining 86.5% on November 26, 2005.

Stock options allocated and exercised in 2009

No stock options or share purchase plans were granted in 2009.

In 2009, 45,269 options (after conversion on the basis of the exchange ratio) were exercised under plans granted by Wanadoo, including 37,170 options exercised by the 10 employees or former employees who exercised the most options.

As of December 31, 2009, 4,590,667 stock-options were outstanding with a weighted average exercise price of 20.64 euros per share.

Orange Stock Options covered by a Liquidity Contract

Upon completion of the public buyout offer followed by a squeeze-out of the shares of Orange S.A., France Telecom offered to holders of Orange stock options and to holders of Orange stock obtained through the exercise of options after the offer, the possibility of signing a liquidity contract and then in September 2005 issued option liquidity instruments (ILO). The ILOs allow their beneficiaries to exchange one Orange share for 0.446 new shares of France Telecom when their options are exercised.

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Orange Stock option Plans (1/2)	February 2001 plan	Sharesave Plan Orange UK (5 years)	Sharesave Plan Orange UK (3 years)	October 2001 plan (A)	October 2001 Plan (B)	Sharesave Plan Orange UK (3 years)	May 2002 plan	Sharesave Plan Orange UK (3 years)
Date of Annual Shareholders’ Meeting authorizing the plan	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
Date of the board meeting granting the options	02/12/2001	03/21/2001	03/21/2001	10/24/2001	10/24/2001	12/04/2001	05/15/2002	05/15/2002
Total number of options granted	75,009,447 (1)	4,037,379	2,356,097	1,305,334 (2)	11,096,825 (3)	563,503	24,496,332 (4)	1,349,694
First possible exercise date	05/04/2001	06/01/2006	06/01/2004	02/12/2002	03/01/2002	01/01/2005	10/01/2002	07/01/2005
Expiration date	02/12/2011	11/30/2006	11/30/2004	10/24/2011	10/24/2011	08/30/2005	05/15/2012	12/31/2005
Stock option exercise price	€10.00	£4.43	£4.98	€10.00	€8.91	£5.16	€6.35	£3.17
Total number of options exercised at 12/31/2009	17,441,760	1,241,986	830,592	193,811	5,697,693	192,831	16,116,598	771,857
Total number of options canceled as of December 31, 2009	35,093,713	2,795,393	1,525,505	179,725	3,142,128	370,672	3,381,676	577,837
Number of options outstanding as of December 31, 2009	22,473,974			931,798	2,257,004		4,998,058

(1)

Of which 0.4 million became eligible for exercise in 2001, 7.2 million in 2002, 7 million in 2003 and 59.6 million in 2004.

(2)

Of which 1.2 million became eligible for exercise in 2004.

(3)

Of which 1.5 million became eligible for exercise in 2002, 1.5 million in 2003 and 8 million in 2004.

(4)

Of which 4.1 million became eligible for exercise in 2003, 4.1 million in 2004 and 15.5 million in 2005.

Orange stock option plans (2/2)	December 2002 Plan	Sharesave Plan Orange UK (3 years	Sharesave Plan Orange Nederland (5 years)	May 2003 plan (A)	May 2003 plan (B)	Sharesave Plan Orange UK (3 years)	Total
Date of Annual Shareholders’ Meeting authorizing the plan	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
Date of the board meeting granting the options	12/20/2002	12/20/2002	12/20/2002	05/13/2003	05/13/2003	05/13/2003
Total number of options granted	2,968,240 (5)	1,269,754	232,186	18,722,150 (6)	1,700,000	300,459	145,407,400
First possible exercise date	05/01/2003	03/01/2005	03/01/2006	05/13/2004	03/01/2005	07/01/2006
Expiration date	12/20/2012 (7)	08/31/2005	08/31/2006	05/13/2013 (8)	05/13/2013	12/31/2006
Stock option exercise price	€7.23	£3.93	€6.14	€7.43	€7.38	£4.53
Total number of options exercised as of December 31, 2009	1,880,868	756,655	127,532	10,159,665	1,700,000	136,127	57,247,975
Total number of options canceled as of December 31, 2009	596,799	513,099	104,654	2,146,789		164,332	50,592,322
Number of options outstanding as of December 31, 2009	490,573			6,415,696			37,567,103

(5)

Of which 0.6 million became eligible for exercise in 2003, 0.6 million in 2004 and 1.6 million in 2005.

(6)

Of which 3.4 million became eligible for exercise in 2004, 2.8 million in 2005 and 12.2 million in 2006.

(7)

67,200 options expire on December 20, 2014.

(8)

423,900 options expire on December 13, 2015.

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Stock options allocated and exercised in 2009

No stock options or share purchase options were granted in 2009 in respect of these plans.

In the 2009 financial year, 164,054 Orange options were exercised, including 86,462 by the 10 employees or former employees who exercised the most options.

As of December 31, 2009, 37,567,103 stock-options were outstanding with a weighted average exercise price of 8.97 euros per share. The exercise of these options could give rise to the issue of a maximum of 16,568,321 France Telecom shares.

17.3.4   Free share awards

France Plan

In April 2007, France Telecom set up a free share award plan covering 10.8 million shares, which represented 0.4% of the share capital. The plan was granted to approximately 113,000 employees of France Telecom S.A. and most of its majority-owned French subsidiaries.

The shares were definitively granted on April 25, 2009, after the Board of Directors noted on March 3, 2009 that the performance conditions (achievement of cash flow included in the NExT plan in 2007 and 2008, and coverage of the plan’s cost through additional cash flow generated during the same period) were met (cf. Note 21 Equity to the consolidated financial statements).

The shares awarded may not be sold for a two-year period after the vesting date, i.e. until April 25, 2011.

International Plan

In addition to the free share award plan in France, France Telecom S.A. established a free share award plan in other countries in December 2007 for 1.8 million shares, representing less than 0.1% of share capital. The awards were made to approximately 45,000 employees and corporate officers of the France Telecom Group’s non-French companies and other entities.

In its meeting on March 3, 2009, the Board of Directors noted that the performance conditions (identical to those under the France Plan) were met, and that beneficiary employees were owed a share grant right as of December 4, 2009, as provided for in the plan. The shares were delivered in early 2010 (cf. Note 21 Equity to the consolidated financial statements).

The shares awarded may not be sold for a two-year period, i.e. until December 4, 2011 (or December 4, 2012 in Spain).

In countries where the regulatory, tax or social conditions do not allow for free share awards, France Telecom has introduced provisions for the payment, under the same performance conditions, of an amount equivalent to the France Telecom S.A. share price on December 4, 2009, or, in the UK, the granting of shares to a trust in charge of redistributing them freely to employees who request these shares after December 4, 2011. These provisions involve around 23,000 employees and were introduced in early 2010, at the same time as the free share award to employees in countries where this award was possible.

17.4    LABOUR RELATIONS

Employee Representation

PROFESSIONAL RELATIONSHIPS – FRANCE TELECOM S.A.

Indicator	2009 (1)	2008	2007
Number of meetings with employee representatives	7,902	8,790	8,766
Total volume of hourly time credits used	1,072,521	1,085,199	974,754
(1) 2009 data is provisional.

In France

In 2009, France Telecom-Orange’s Central Council for Economic and Social Unity (CCUES) met 16 times over 29 days.

The Council addressed more than fifty subjects. The elected employees’ representatives were informed of 17 cases that were presented to them. They were asked to consider 30 cases: 13 on reports and annual balance sheets as specified by collective bargaining agreements or by the French employment code, 9 relating to projects for modifying the organization and 8 concerning draft collective bargaining agreements.

In 2009, many of the Company’s staff representative bodies were renewed. Employees belonging to France Telecom-Orange’s Central Council for Economic and Social Unity were called to vote for their representatives on the Works Council, the Staff Delegations and the Administrative Negotiation Commissions and the Consultative Negotiation Commissions (electoral body with 117,545 electors; participation rate of 73.46% in the first round).

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The electoral cycle continued in October, when Group employees were called to elect their representatives to the Board of Directors (electoral body with 119,263 electors; participation rate of 61.20% in the first round).

12 agreements and amendments were signed in 2009, some of which focused on major topics such as jobs for seniors and measures to help people in the second half of their careers, as well as telecommuting, a measure included in the Group’s process for rebuilding.

Labour issues were a major part of the agenda in the second half of 2009. Management and Labour representatives entered into broad negotiations on a variety of topics starting in late August. These negotiations continued into early 2010. In the same vein, negotiations were started concerning the National Interprofessional Agreement on stress. These negotiations should come to a conclusion soon.

The French Works Council (Comité Groupe France), the body that brings together the Group’s French subsidiaries, met five times in 2009 and works on information on the business, the financial situation, the development of employment and the Group’s structure.

In Europe

The European Works Council is a place for discussion and dialogue on overall economic, financial and social issues that go beyond any single country (manufacturing and innovation strategy, major investment policies, acquisitions, employment, etc.). In 2009, it held three physical meetings: one in Paris, one in Strasbourg and one in Bratislava.

This committee has 32 employee representatives from 20 countries: Sweden, Norway, Finland, Denmark, Germany, Austria, Great Britain, Ireland, France, Spain, Portugal, Italy, Greece, Poland, Luxembourg, Netherlands, Belgium, Romania, Slovakia and Switzerland.

Internationally

The Group began negotiations to create a body for world-wide dialogue for Labour relations in the Group.

The purpose of this body will be to:

•

disseminate the Group’s overall strategy via multiple channels;

•

present transnational projects that go beyond Europe and discuss them with employee representatives;

•

develop the base for Labour relations in accordance with the Group’s objectives and values.

17.5    HEALTH AND SAFETY CONDITIONS

HEALTH AND SAFETY CONDITIONS – FRANCE TELECOM S.A.

Indicator	2009 (1)	2008	2007 (2)
Frequency rate of work-related accidents (3)	5.10	4.60	4.88
Severity rate of work-related accidents (4)	0.32	0.28	0.27
Number of fatal accidents	1 (5)	-	4 (6)

(1)

2009 data is provisional.

(2)

2007 values have been recalculated for the scope of France Telecom S.A.

(3)

The frequency of work-related accidents corresponds to the number of work-related accidents with leave per million hours theoretically worked.

(4)

The seriousness rate of work-related accidents corresponds to the number of lost days for work-related accidents per million hours theoretically worked.

(5)

Commuting accident.

(6)

All are traffic accidents (one work-related accident and three commuting accidents).

Although 2009 brought out the importance of psycho-social risks (cf. last part of Chapter 17.1), it was also a year for continuing the work started in previous years.

This work focused primarily on risk assessment, regulatory compliance and support for the units. In addition to these major shared policies, certain risks have been the subject of special plans.

Key Actions Continued in 2009

Prevention Actors

In 2009, a new prevention training session was introduced. The French telecommunications national employment commission (CPNE) wanted to take part this year. After the labeling phase conducted in previous years, it graded the quality of work, choosing one participant whose approach, analysis and management in his/her subject was exemplary.

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The prevention network continued its job activities, with a particular focus on two areas: updating evaluation tools and providing training on “stress, psycho-social factors and the prevention of risks.”

The organization of emergency services for tall buildings and structures

After several years of work on this subject, involving workers at height, training specialists and prevention agents, the “work at height” training program was supplemented by a special module on making victims safe and alerting the emergency services.

Asbestos

After a focus on training in previous years, the company began monitoring professional and post-professional exposure in coordination with company doctors, prevention agents and HR. It continued its work on procedures through exchange with the INRS and CRAM Ile de France.

Despite these continued actions and major work done on psycho-social risks, there was an increase in the frequency and severity of workplace accidents.

17.6    TRAINING

TRAINING – FRANCE TELECOM S.A.

Indicator	2009 (1)	2008	2007
Percentage of payroll expenditure allocated to training	6.50%	6.30%	5.30%
Expenses for ongoing professional training (in millions of euros)	262.0	269.6	229.6
Number of employees trained	77,031	81,668	82,079
Number of hours training	3,192,778	3,299,492	2,777,242
(1) 2009 data is provisional.

In 2009, the Group maintained a high level of training activity despite the difficult economic climate, with 6.5% of payroll going to training, well above its legal obligation, and an average of 33 hours of training per employee, in line with the 2009 training plan forecasts.

Through its degree-track training policy, in effect for three years, now, more than 5,000 employees have gained certification granted jointly by organizations and schools recognized in their area of activity.

Using the experience gained in the area of professional track courses that give access to priority company jobs, 11 new courses of this type were founded in 2009. Employees now have access to 50 courses that cover every business line, including technical fields, IT, customer service, innovation, content and support.

By updating its teaching methods, the Group has also committed to helping its employees benefit from innovations in the training field, by developing multi-mode courses and “serious games”.

Finally, although 80% of the company’s employees participated in training in 2009, the Group still wants to give all employees from all backgrounds easy access to training, by rolling out targeted action plans.

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17.7    EMPLOYMENT AND INTEGRATION OF PEOPLE WITH DISABILITIES

DISABLED EMPLOYEES – FRANCE TELECOM S.A.

Indicator	2009 (2)	2008	2007
Number of disabled employees (1)	3,673	2,910	2,789
Purchases charged to protected sector (in millions of euros)	16.9	16.1	15.6
Rate of integration (3)	4.1%	3.4%	3.1%

(1)

People with disabilities declared under the DOETH system (mandatory declaration for disabled employees).

(2)

2009 data is provisional.

(3)

Rates of integration calculated in accordance with DOETH methods.

In 2009, France Telecom continued its actions for the professional integration and job security of persons with disabilities. These actions are part of its commitments under the 2008-2010 company-wide agreement.

A few highlights for 2009:

•

the agreement specifies external recruitment of 180 employees on permanent contracts over 3 years. In 2009, recruiting efforts worked through partnerships with non-profit organizations, recruiting firms, special websites for persons with disabilities, participation in forums, notices in specialty press;

•

the second edition of the “Semaine de l’Hangagement” (in-house week to raise awareness of disabilities) was a success. This week featured a showing of the film “Agir Ensemble” (taking a stand together), a poster campaign with Group employees Marie and David, and events and activities on several sites;

•

over one million euros was spent fitting out workstations for disabled employees (equipment purchases, sign language interpreting, special training, etc.) and on work needed to make job applications and intranet sites accessible;

•

purchases charged to “protected sector” projects for the disabled reached almost 17 million euros in 2009 alone.

Moreover, in 2009, the “Correspondants Handicap” network, which represents the “Mission Insertion Handicap” office, and the other players involved played a major role in implementing the agreement’s imperatives.

17.8    SOCIAL AND CULTURAL ACTIVITIES

SOCIAL ACTIVITIES EXPENDITURE (IN MILLIONS OF EUROS) – FRANCE TELECOM S.A.

Area	2009 (1)	2008	2007
Sporting and Leisure Activities			5.30
Children
Welfare Insurance and Solidarity			2.60
Cultural Activities
Economic Action
Total expenditure by France Telecom S.A. on behalf of works committees for transitional management (a)		-	7.90
Catering	66.20	62.90	56.00
Housing	18.90	19.10	19.40
Social Cohesion	6.40	5.90	6.20
Total France Telecom S.A. expenditure for social activities (b)	91.50	87.90	81.60
France Telecom S.A. subsidies to works committees (c)	92.00	95.90	89.40
TOTAL (a+b+c)	183.50	183.80	178.90
(1) 2009 data is provisional.

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The amount of employers’ subsidies paid to the 19 works committees stood at 92 million euros, down from 2008 given the reduction in payroll.

Catering and social cohesion activities are managed directly by the company on behalf of the works committees. The increase in catering expenses is primarily due to the increase in structural renovation operations.

Total expenditure for France Telecom S.A.’s social activities came to 183.5 million euros.

17.9    OUTSOURCING

OUTSOURCING – DATA FOR GROUP FRANCE

Indicator	2009	2008	2007
Total outsourcing (in millions of euros)	1,827.0	2,009.4	1,937.4
Equivalent full-time workforce (monthly average) (1)	26,040	26,976	25,636
(1) Calculated on the basis of outsourcing costs recorded in France Telecom S.A.’s financial statements for the companies coming under the "Group in France".

In 2008, the France Telecom Group implemented a new methodology for evaluating subcontracting, to provide more comprehensive information on the entire workforce contributing to carrying out the company’s business and to measure the contribution to the development of employment in France made by the Group.

The use of employees belonging to external companies takes place under contracts for services. It occurs especially in the areas of networks on activities covering analysis, engineering, architecture and technical work on networks and at the customer’s premises, and in information systems for design, development and integration activities. To a lesser extent, it also occurs in customer relationship on activities covering customer service call centers and telemarketing..

Outsourcing made up 26,040 full-time equivalent staff (monthly average) for the Group in France in 2009 (France Telecom S.A. and the Group’s subsidiaries active in France), a drop of 3.5% in total outsourcing volume in 2009.

This decrease was primarily seen in information system development and operation, research and studies, and network operation. It was also visible in fixed and mobile network operations after an increase in activity early in the year to repair damage to our networks following windstorm Klaus that hit south-western France.

In addition to a straightforward contractual arrangement, France Telecom’s relationship with its suppliers is structured around an economic, social and environmental performance assessment system, which allows for regular analysis of the services provided and planning of any joint corrective measures or ongoing improvement efforts required.

The Group’s responsible purchasing policy is based on the QREDIC supplier evaluation process. Since 2004, an Ethics and Environment clause has been included in all of the Group’s contracts.

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17.10    IMPACT ON NATIONAL EMPLOYMENT AND REGIONAL DEVELOPMENT

PROFESSIONAL INTEGRATION – FRANCE TELECOM S.A.

Indicator	2009 (1)	2008	2007
Number of students on internships	2,686	2,252	2,279
Number of apprenticeship and work-based learning contracts signed in the year	3,164	2,161	2,109
(1) 2009 data is provisional.

France Telecom signed the Apprenticeship Charter in 2005. In 2009, the Group continued its efforts to support youth as part of, or in addition to, young people’s initial training. It has committed to making work-based learning participants 4.5% of the active workforce, with more than 4,500 of these individuals within the France Group scope at end December 2009.

Its efforts have helped meet this objective, with over 4,700 work-based learning contracts in effect as of December 31, 2009 (apprenticeships and professional-track contracts), making up 4.7% of the active workforce. This figure is more than in line with the quota set by the French government in 2009, which is 3% of the average headcount for companies with more than 250 employees.

Relationships with Educational Establishments

France Telecom S.A.’s policy in this area is focused on two main goals:

•

developing the Group’s reputation as an employer among students in higher-education;

•

anticipating its recruitment requirements in terms of required skills for the years ahead.

This policy has been pursued through a number of actions:

•

relations with around forty higher education establishments, primarily through participation in school forums (attendance at around fifteen forums), participation in round tables on jobs and other topics, assistance writing CVs and résumés and with job interviews, hosting of interns and apprentices (significant increase in 2009 as part of our commitment to young people’s professional integration) and the payment of a large proportion of the apprenticeship tax;

•

the development of innovative actions to develop company-student relations: launch of the “génération mobilité” writing contest in partnership with consulting firm Sia Conseil, organized school group visits to the Jardins de l’Innovation and the Technocentre, sponsorship of the “Course Croisière Edhec” and meetings with students during the week-long event. Closer relations with the twenty leading engineering and business schools to present the Group through its business lines, its international dimension and Orange’s International Graduate Program (an internationals recruiting program for young talents)

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18  major shareholders

18.1    DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

	At December 31, 2009			At December 31, 2008			At December 31, 2007
Holder	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
French Government	350,418,080	13.23%	13.24%	605,668,775	23.16%	23.25%	473,938,144	18.13%	18.20%
ERAP	6,339,873	0.24%	0.24%	91,204,364	3.49%	3.50%	240,823,564	9.21%	9.25%
FSI	357,526,133	13.50%	13.51%	-	-	-	-	-	-
Public Sector Total	714,284,086	26.97%	26.99%	696,873,139	26.65%	26.75%	714,761,708	27.34%	27.45%
Group Employees (1)	116,765,615 (2)	4.41%	4.41%	96,112,598	3.68%	3.69%	76,429,418	2.93%	2.94%
Treasury shares	2,042,836 (3)	0.08%	0	10,113,380	0.39%	0	10,528,884	0.40%	0
Float	1,815,617,237	68.55%	68.60%	1,811,892,119	69.29%	69.56%	1,812,628,901	69.33%	69.61%
TOTAL	2,648,709,774	100%	100%	2,614,991,236	100%	100%	2,614,348,911	100%	100%

(1)

Excluding bearer shares.

(2)

Of which 101,784,902 shares covered by Article L.225-102 of the French Commercial Code (shares held under an employee savings plan and non-transferable shares purchased as part of French Government offerings for employees) or 3.84% of the capital and 10,269,866 shares held by the employees of the Group’s French companies following the free share award in April 2009 (see Section 17.3.4 Free Share Award Plan).

(3)

Shares to be delivered to employees of international subsidiaries of France Telecom (see Section 17.3.4 Free Share Award Plan).

To France Telecom’s knowledge, no shareholder other than the French Government and FSI (Fonds Stratégique d’Investissement) held, directly or indirectly, more than 5% of the share capital or voting rights on the date of this document.

France Telecom’s Bylaws do not provide for double voting rights and the main France Telecom shareholders accordingly enjoy the same voting rights as other shareholders.

Potential dilution

The table below presents the potential dilution that would result from the conversion or redemption in shares of securities giving access to share capital, or from the exercise of unexpired stock options at December 31, 2009:

	Number of shares	% of share capital
TDIRA (1)	77,742,959	2.81%
Stock options (2)	42,511,783	1.54%
Total dilution	120,254,742	4.34%
Share capital at December 31, 2009	2,648,709,774	95.66%
TOTAL	2,768,964,516	100%

(1)

See Section 21.1.4 Convertible or exchangeable securities or securities with subscription warrants and Note 21 Equity to the consolidated financial statements.

(2)

See Section 17.3.3 Stock options and Note 27 Other information relating to share-based payment and similar compensation to the consolidated financial statements.

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Changes in the distribution of share capital during the last three financial years

To the best of France Telecom’s knowledge, the substantial changes in the shareholder base since January 1, 2007 are the result of:

•

the sale by the French Government in June 2007 of 130 million shares representing 5% of the share capital, held directly or indirectly through ERAP, carried out through private placement with institutional investors;

•

the additional French Government sale in January 2008 of 14.4 million shares in an offering reserved for current and former employees of France Telecom;

•

the award by the French Government in January and November 2008 of a total of 3.7 million bonus shares to current and former employees of France Telecom who had bought shares in offerings reserved for them in January and November 2005;

•

the transfer in December 2008 of 149.6 million shares by ERAP to the French Government;

•

the contribution in July 2009 of 357.5 million shares by the French Government to the FSI;

•

the transfer in October 2009 of 87.1 million shares by ERAP to the French Government (including 28.3 million in payment of the dividend due to the French Government with respect to monies distributable following FY 2008 and 58.8 million to reimburse a portion of the contribution made to ERAP by the French Government);

•

the transfer in March 2010 by ERAP of its full interest (6.3 million shares) to the French Government.

To the best of France Telecom’s knowledge and with the exception of this last transfer, there has been no major change to the distribution of the share capital and voting rights since December 31, 2009.

Information on shareholders’ agreements

By letter received on December 8, 2009, the AMF was notified of the execution, on November 25, 2009, of a shareholders’ agreement constituting an “action in concert” between FSI and the French Government.

This agreement, entered into for a two-year term, provides for two cases of concerted actions:

•

in respect of voting on resolutions at France Telecom Annual Shareholders’ Meetings: the parties undertake to exchange views and if possible to establish a common stance regarding the resolutions, without nevertheless being so obliged;

•

in the event of planned share transactions and crossing of thresholds, the arrangement provides for (i) a general obligation between the parties to the agreement to provide prior notice of any transaction involving the Company’s shares or voting rights, (ii) an obligation of prior consultation in the event of an intended sale by the parties likely to take place close in time, pursuant to which each party undertakes not to carry out such plan without having, to the extent possible, aligned its analysis regarding the value of France Telecom shares with the other party’s and, where possible, having coordinated the practical details of the sale of said shares, (iii) an obligation of prior consultation in the event either party is carrying out a transaction that would require the concert to publish a declaration of intentions, and (iv) an obligation of prior approval by the other party where the transaction would result in the concert going over a threshold that would trigger a mandatory public offer.

Additional information on the distribution of the float

France Telecom regularly identifies its shareholders via “Identifiable Bearer Share” (IBS) surveys. On the basis of the most recent survey as of December 31, 2009, the float, representing 69% of the share capital, broke down into 63% institutional investors and 6% individuals.

Supplemented by a survey carried out by Thomson Reuters, the IBS also provides information on the geographic distribution of institutional shareholders as of December 31, 2009:

France:	30%
United Kingdom:	15%
Other European countries:	23%
Total Europe:	68%
North America:	26%
Rest of the world:	6%

During 2009, North American institutional investors substantially reduced their France Telecom stock position whereas French investors increased theirs. French institutional investors now own more shares than North American institutional investors.

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18.2    DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

Pursuant to Law no. 2003-1365 of December 31, 2003 and Decree no. 2004-387 of May 3, 2004, and since the sale by the French Government of an additional 10.85% of the France Telecom share capital on September 7, 2004, the specific control procedures over France Telecom by the French Government no longer apply. Nevertheless, pursuant to the Decree-Law of October 30, 1935, the Board of Directors must still include representatives of the French Government in proportion to the number of France Telecom shares held by the Government. Thus on the date of this document, the Government has three representatives out of a total of 15 members of the France Telecom Board of Directors (if, during the Annual Shareholders’ Meeting of June 9, the resolution proposing the nomination of Stéphane Richard as director is adopted, the Government will have three representatives out of a total of 16 members of the Board of Directors).

Furthermore, as the main shareholder, the French Government, acting in concert with the FSI (see Section 18.1 Distribution of share capital and voting rights), could, in practice, given the low participation rate for shareholders’ meetings and in the absence of any other significant shareholder block, determine the outcome of shareholder votes on any matter submitted for a simple majority vote at the Shareholders’ Meetings. However, the Government does not hold any “golden share”, (a form of share which does not exist in France Telecom’s share capital), or any other special advantage other than the right to have representatives on the Board of Directors as described above. France Telecom feels there is no risk that the French Government’s control will be improperly exercised.

Aside from the French Government and the FSI, no individual or corporate body, either directly or indirectly, exerts or could exert control over France Telecom on their own, jointly or in concert.

To the best of France Telecom’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

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19  related party transactions

See Note 33, Related party transactions in the appendix to the consolidated financial statements (Section 20.1).

France Telecom S.A. has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between France Telecom S.A. and most of its subsidiaries.

These agreements were entered into on an arm’s-length basis.

Subsidiaries operating under the Orange Brand

The subsidiaries operating under the Orange brand and Orange Brand Services Ltd, indirectly wholly owned by France Telecom S.A., have signed a brand licensing contract which gives them the right to operate under the Orange brand. In line with this contract, these subsidiaries pay a fee for use of the Orange brand.

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 20  financial information concerning the issuer’s assets and liabilities, financial position and profits and losses

20.1

CONSOLIDATED STATEMENTS

344

20.1.1

Consolidated financial statements

344

Segment information

352

Notes to the consolidated financial statements

365

20.1.2

Statutory Auditors’ report on the consolidated financial statements

471

20.2

NON CONSOLIDATED STATEMENTS

472

20.2.1

Annual financial statements of France Telecom S.A.

472

20.2.2

Statutory Auditors’ report on the financial statements

517

20.3

DIVIDEND POLICY

518

20.4

LITIGATION AND ARBITRATION PROCEEDINGS

518

20.5

SIGNIFICANT CHANGE IN THE FINANCIAL OR TRADING POSITION

519

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20.1    CONSOLIDATED STATEMENTS

20.1.1   Consolidated financial statements

Year ended December 31, 2009

CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	2009	2008	2007
Revenues	4	45,944	47,699	46,568
External purchases	5.1	(19,170)	(19,893)	(18,963)
Other operating Income	5.2	560	604	680
Other operating expense	5.3	(2,288)	(2,110)	(2,213)
Labour expenses	5.4	(9,094)	(8,536)	(8,914)
Gain (losses) on disposal and other gains (losses)	6	(4)	(29)	775
Restructuring costs	7	(213)	(442)	(187)
Share of profits (losses) of associates	15	23	(210)	4
General Court of the European Union’s ruling of November 30, 2009	32	(964)	-	-
Depreciation and amortization	13-14	(6,417)	(6,859)	(7,077)
Impairment of goodwill	8	(449)	(270)	(26)
Impairment of fixed assets	8	(69)	(9)	(107)
Operating Income		7,859	9,945	10,540
Cost of gross financial debt	9	(2,293)	(3,074)	(2,857)
Income and expense on net debt assets	9	133	267	281
Foreign exchange gains (losses)	9	(65)	(54)	10
Other financial Income and expense	9	(74)	(96)	(81)
Finance costs, net		(2,299)	(2,957)	(2,647)
Income tax	10	(2,295)	(2,899)	(1,245)
Consolidated net income after tax of continuing operations		3,265	4,089	6,648
Consolidated net income after tax of discontinued operations	11	200	403	171
Consolidated net income after tax		3,465	4,492	6,819
Net income attributable to owners of the parent		2,997	4,069	6,300
Non-controlling interests	21	468	423	519
Earnings per shares (in euros)	21
Net income of continuing operations attributable to owners of France Telecom S.A.
• basic		1.06	1.40	2.36
• diluted		1.06	1.,39	2.30
Net income of discontinued operations attributable to owners of France Telecom S.A.
• basic		0.08	0.15	0.07
• diluted		0.08	0.15	0.06
Net income attributable to owners of France Telecom S.A.
• basic		1.13	1.56	2.42
• diluted		1.13	1.54	2.36
The accompanying notes are an integral part of the consolidated financial statements.

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STATEMENT OF COMPREHENSIVE INCOME

Amounts in millions of euros	Note	2009	2008	2007
Consolidated net income after tax		3,465	4,492	6,819
Gains (losses) on available-for-sale financial assets	16	32	(54)	(38)
Gains (losses) on cash flow hedge	23	(173)	405	319
Gains (losses) on net investment hedges	23	-	(26)	0
Exchange differences on translating foreign operations	21	(136)	(1,001)	255
Share of other comprehensive Income in associates	15	(5)	-	-
Income tax relating to components of other comprehensive income	10	62	(145)	(108)
Other comprehensive income for the year, net of tax, of continuing operations		(220)	(821)	428
Gains (losses) on cash flow hedge		(54)	54	-
Exchange differences on translating foreign operations		311	(1,008)	(699)
Other comprehensive income for the year, net of tax, of discontinued operations		257	(954)	(699)
Consolidated other comprehensive income for the year, net of tax, of discontinued operations		37	(1,775)	(271)
Total comprehensive income for the year		3,502	2,717	6,548
Total comprehensive income attributable to owners of the parent		3,028	2,486	5,965
Non-controlling interests		474	231	583
The accompanying notes are an integral part of the consolidated financial statement. This new statement is presented according to IAS1 Standard (revised) (see Note 1.2).

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	At December 31, 2009	At December 31, 2008 (1)	At December 31, 2007 (1)	At January 1, 2007 (1) *
ASSETS
Goodwill	12	28,173	30,301	30,807	30,962
Other Intangible assets	13	10,376	14,451	16,658	18,713
Property, plant and equipment	14	24,321	26,534	27,849	28,222
Interests in associates	15	292	172	282	360
Assets available for sale	16	221	203	518	338
Non-current loans and receivables	18	2,555	1,554	1,960	867
Non-current financial assets at fair value through profit or loss	19	199	106	54	44
Non-current hedging derivatives assets	23	180	624	42	37
Other non-current assets	20	32	32	63	39
Deferred tax assets	10	3,739	5,142	7,273	8,250
Total non-current assets		70,088	79,119	85,506	87,832
Inventories	17	632	976	1,068	844
Trade receivables	18	5,494	6,163	6,556	6,756
Current loans and other receivables	18	1,088	63	81	53
Current financial assets at fair value through profit or loss, excluding cash equivalents	19	92	721	534	543
Current hedging derivatives assets	23	18	75	12	3
Other current assets	20	1,849	2,143	2,035	1,788
Current tax assets	10	142	144	111	247
Prepaid expenses	20	428	581	673	580
Cash equivalents	19	2,911	3,766	2,722	2,695
Cash	18	1,038	1,034	1,303	1,275
Total current assets		13,692	15,666	15,095	14,784
Assets held for sale	11	8,264	-	-	-
TOTAL ASSETS		92,044	94,785	100,601	102,616

The accompanying notes are an integral part of the consolidated financial statements

(1)

For additional information regarding the effects on comparative data of the implementation of IAS 36 (amended by IFRS8): see Note 1.

*

According to IAS 1.39 the Group presents statement of financial position as at the beginning of the earliest comparative period. Only items concerned by IAS 36 retreatment are detailed in the notes as at 1st January, 2007.

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(in millions of euros)	Note	At December 31, 2009	At December 31, 2008 (1)	At December 31, 2007 (1)	At January 1, 2007 (1) *
EQUITY AND LIABILITIES
Share capital		10,595	10,460	10,457	10,427
Additional paid-in capital		15,730	15,325	15,317	15,179
Retained earnings		(304)	1,305	3,697	831
Equity attributable to the owners of the parent		26,021	27,090	29,471	26,437
Non controlling interest		2,727	3,598	4,470	4,844
Total equity	21	28,748	30,688	33,941	31,281
Non-current trade payables	22	446	498	435	535
Non-current financial liabilities at amortized cost, excluding trade payables	22	30,869	31,782	32,532	36,199
Non-current financial liabilities at fair value through profit or loss	22	614	495	154	798
Non-current hedging derivatives liabilities	23	693	650	955	1,066
Non-current employee benefits	24	1,077	559	535	534
Non-current provisions	25	1,010	1,262	1,657	2,206
Other non-current liabilities	26	573	711	870	959
Deferred tax liabilities	10	1,090	1,288	1,539	1,848
Total non-current liabilities		36,372	37,245	38,677	44,145
Current trade payables	22	7,795	9,519	9,580	9,015
Current financial liabilities at amortized cost, excluding trade payables	22	6,333	8,236	8,694	9,264
Current financial liabilities at fair value through profit or loss	22	1,155	913	730	0
Current hedging derivatives liabilities	23	1	2	353	33
Current employee benefits	24	1,700	1,700	1,881	1,606
Current provisions	25	1,245	1,453	1,592	1,816
Other current liabilities	26	2,724	1,989	1,837	2,110
Current tax payables	10	305	277	331	466
Deferred income	26	2,486	2,763	2,985	2,880
Total current liabilities		23,744	26,852	27,983	27,190
Liabilities related to assets held for sale	11	3,180	-	-	-
TOTAL EQUITY AND LIABILITIES		92,044	94,785	100,601	102,616

The accompanying notes are an integral part of the consolidated financial statements

(1)

For additional information regarding the effects on comparative data of the implementation of IAS 36 (amended by IFRS8): see Note 1.

*

According to IAS 1.39 the Group presents statement of financial position as at the beginning of the earliest comparative period. Only items concerned by IAS 36 retreatment are detailed in the notes as at January 1, 2007.

Equity and liabilities have been restated from the effect of IFRIC 13 as at January 1, 2007.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

amounts in millions of euros)	Note	Attributable to owners of France Telecom S.A.						Attributable to non-controlling interests			Total Equity
		Number of shares in issues	Share capital	Additional paid-in capital	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2007		2,606,673,130	10,427	15,179	(886)	2,272	26,992	4,458	386	4,844	31,836
Impact of IAS 36 amended by IFRS 8	1				(518)	(37)	(555)				(555)
Balance at January 1, 2007 after IFRS 8 application		2,606,673,130	10,427	15,179	(1,404)	2,235	26,437	4,458	386	4,844	31,281
Consolidated comprehensive income					6,300	(335)	5,965	519	64	583	6,548
Capital increase	21	7,675,781	30	138			168				168
Share-based compensation	21				237		237	2		2	239
Purchase of treasury shares	21				(214)		(214)				(214)
Dividends	21				(3,117)		(3,117)	(670)		(670)	(3,787)
Impact of changes in the scope of consolidation with non controlling interests	3							(107)		(107)	(107)
Other movements					(5)		(5)	(182)		(182)	(187)
Balance at December 31, 2007		2,614,348,911	10,457	15,317	1,797	1,900	29,471	4,020	450	4,470	33,941
Consolidated comprehensive income					4,069	(1,583)	2,486	423	(192)	231	2,717
Capital increase	21	642,325	3	8			11				11
Share-based compensation	21				74		74	2		2	76
Purchase of treasury shares	21				17		17				17
Dividends	21				(4,949)		(4,949)	(661)		(661)	(5,610)
Impact of changes in the scope of consolidation with non controlling interests	3							(348)		(348)	(348)
Other movements					(20)		(20)	(96)		(96)	(116)
Balance at December 31, 2008		2,614,991,236	10,460	15,325	988	317	27,090	3,340	258	3,598	30,688
Consolidated comprehensive income					2,997	31	3,028	468	6	474	3,502
Capital increase	21	33,718,538	135	405			540				540
Share-based compensation	21				37		37	3		3	40
Purchase of treasury shares	21				(37)		(37)				(37)
Dividends	21				(3,679)		(3,679)	(594)		(594)	(4,273)
Impact of changes in the scope of consolidation with non controlling interests	3				(918)		(918)	(800)		(800)	(1,718)
Other movements					(40)		(40)	46		46	6
Balance at December 31, 2009		2,648,709,774	10,595	15,730	(652)	348	26,021	2,463	264	2,727	28,748

OTHER COMPREHENSIVE INCOME VARIATION

	Attributable to owners of France Telecom S.A.						Attributable to non-controlling interests				Total other comprehensive income
	Assets available for sale	Hedging instruments	Translation adjustments	Share of other comprehensive income of associates	Deferred taxes	Total	Hedging instruments	Translation adjustments	Deferred taxes	Total
Balance at January 1, 2007	118	(98)	2,220		32	2,272	(14)	398	2	386	2,658
Impact of IAS 36 amended by IFRS 8			(37)			(37)					(37)
Balance at January 1, 2007 after IFRS 8 application	118	(98)	2,183		32	2,235	(14)	398	2	386	2,621
Other comprehensive income at December 31, 2007	(38)	309	(500)		(106)	(335)	10	56	(2)	64	(271)
Balance at December 31, 2007	80	211	1,683		(74)	1,900	(4)	454	0	450	2,350
Other comprehensive income at December 31, 2008	(54)	434	(1,818)		(145)	(1,583)	(1)	(191)	0	(192)	(1,775)
Balance at December 31, 2008	26	645	(135)		(219)	317	(5)	263	0	258	575
Other comprehensive income at December 31, 2009	32	(233)	174	(5)	63	31	6	1	(1)	6	37
Balance at December 31, 2009	58	412	39	(5)	(156)	348	1	264	(1)	264	612
The accompanying notes are an integral part of the consolidated financial statements

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CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	At December 31,2009	At December 31,2008	At December 31,2007
OPERATING ACTIVITIES
Consolidated net income		3,465	4,492	6,819
Adjustments to reconcile net income (loss) to funds generated from operations
Depreciation and amortization	13-14	7,104	7,776	8,111
Impairment of non-current assets	8-13-14	69	9	107
Impairment of goodwill	8-12	450	271	26
Gain on disposals of assets	6	6	(11)	(769)
Change in other provisions		(27)	(591)	(945)
Share of profits (losses) of associates	15	(23)	211	(4)
Income tax	10	2,338	2,793	1,330
Finance costs, net	9	2,295	2,987	2,650
Operational net foreign exchange and derivatives		99	(33)	(7)
Share-based compensation		42	76	234
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories		236	38	(250)
Decrease (increase) in trade receivables		238	216	121
Increase (decrease) in trade payables		(641)	359	190
Other changes in working capital requirements
Decrease (increase) in other receivables		131	(221)	(98)
Increase (decrease) in other payables		(153)	(233)	331
General Court of the European Union’s ruling of November 30, 2009	30	964	-	-
Other net cash out
Dividends and interest income received		169	299	315
Interest paid and interest rates effects on derivatives, net		(1,758)	(2,561)	(2,726)
Income tax paid		(620)	(878)	(791)
Net cash provided by operating activities		14,384	14,999	14,644
Of which net cash provided by operating activities of discontinued operations	11	941	1,140	1,033
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	13-14	(5,717)	(7,140)	(7,064)
Increase (decrease) in amounts due to fixed asset suppliers		(410)	(76)	125
Proceeds from sales of property, plant and equipment and intangible assets	13-14	93	233	113
Cash paid for investment securities, net of cash acquired
FT España	3	(1,387)	(169)	-
Orange Tunisie	3	(95)	-	-
Compagnie Européenne de Téléphonie	3	(20)	(32)	-
Purchase of treasury shares by TP S.A.	3	-	(200)	(185)
Purchase of treasury shares by Mobistar	3	-	(175)	-
Orange Uganda Limited	3	-	(40)	-
Silicomp	3	-	(5)	(96)
FT España ISP (Ya.com)	3	-	-	(319)
Telkom Kenya	3	-	-	(270)
Orange Moldova	3	-	-	(103)
VOXmobile	3	-	-	(80)
Other payments for investment securities		(30)	(140)	(64)
Proceeds from sales of investment securities, net of cash transferred
Orange Nederland	3	-	-	1,306
Tower Participations	3	-	-	254
Bluebirds	3	-	-	110
One	3	-	-	82
Other proceeds from sales of investment securities		14	56	56
Decrease (increase) in securities and other financial assets
Negotiable debt securities	19	608	(120)	96
Escrow deposit		-	(207)	(757)
Other		(87)	(20)	(85)
Net cash used in investing activities		(7,031)	(8,035)	(6,881)
Of which net cash used in investing activities of discontinued operations	11	(406)	(463)	(488)

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(amounts in millions of euros)	Note	At December 31,2009	At December 31,2008	At December 31,2007
FINANCING ACTIVITIES
Issuances
Bonds convertible, exchangeable or redeemable into shares	22	4,638	4,047	3,122
Long-term debt	22	472	1,439	824
Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	22	(4,963)	(6,328)	(4,001)
Long-term debt	22	(2,390)	(711)	(2,430)
Equity portion of hybrid debt	21-22	(97)	(64)	(16)
Other changes
Increase (decrease) in bank overdrafts and short-term borrowings	22	(1,215)	968	(906)
Decrease (increase) in deposits and other debt-linked financial assets (including cash collateral)	22	(590)	672	(330)
Exchange rates effects on derivatives, net		(360)	(378)	(99)
Purchase of treasury shares	21	(7)	(35)	(214)
Capital increase (decrease) - owners of the parent company	21	2	11	140
Capital increase (decrease) - non-controlling interests	21	2	(100)	50
Dividends paid to non-controlling interests	21	(611)	(629)	(677)
Dividends paid to owners of the parent company	21-30	(3,141)	(4,949)	(3,117)
Net cash used in financing activities		(8,260)	(6,057)	(7,654)
Of which net cash used in financing activities of discontinued operations	11	(554)	(663)	(540)
Net change in cash and cash equivalents		(907)	907	109
o/w net change in cash and cash equivalents of discontinued operations	11	(19)	14	6
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		56	(132)	(54)
o/w effect of exchange rates changes on cash and cash equivalents and other non-monetary effects of discontinued operations	11	(11)	(8)	(2)
Cash and cash equivalents at beginning of period		4,800	4,025	3,970
o/w cash		1,034	1,303	1,275
o/w cash equivalents		3,766	2,722	2,694
o/w cash and cash equivalents at beginning of period of discontinued operations	11	30	24	20
Cash and cash equivalents at end of period		3,949	4,800	4,025
o/w cash		1,038	1,034	1,303
o/w cash equivalents		2,911	2,911	2,722
o/w cash and cash equivalents at end of period of discontinued operations	11	-	30	30
The accompanying notes are an integral part of the consolidated financial statements.

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Segment information

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers and Shared Services (3)	Eliminations	Total (1)	Discontinued operations		France Telecom Total
										United Kingdom	Eliminations and other items
Revenues	23,639	5,108	3,887	3,831	8,308	7,559	1,388	(2,768)	50,952	(5,108)	100	45,944
• External	22,274	5,068	3,836	3,794	7,958	7,074	948	-	50,952	(5,068)	60	45,944
• Inter-segment	1,365	40	51	37	350	485	440	(2,768)	-	(40)	40	-
External purchases	(8,928)	(3,485)	(2,735)	(1,721)	(3,968)	(4,565)	(3,286)	6,131	(22,557)	3,485	(98)	(19,170)
Other operating income	1,433	68	41	39	129	139	3,113	(4,477)	485	(68)	143	560
Other operating expense	(1,824)	(343)	(281)	(154)	(520)	(193)	(297)	1,114	(2,498)	343	(133)	(2,288)
Labour expenses	(4,952)	(386)	(181)	(536)	(701)	(1,406)	(1,318)	-	(9,480)	386	-	(9,094)
Gain (losses) on disposal and other gains (losses)	(12)	(2)	-	8	-	(4)	4	-	(6)	2	-	(4)
Restructuring costs	(82)	(21)	(2)	(5)	(10)	(29)	(85)	-	(234)	21	-	(213)
Share of profits (losses) of associates	(22)	-	-	-	(1)	-	46	-	23	-	-	23
General Court of the European Union’s ruling of November 30, 2009							(964)	-	(964)	-	-	(964)
EBITDA Note 2.1	9,252	939	729	1,462	3,237	1,501	(1,399)	-	15,721	(939)	12	14,794
Depreciation and amortization	(2,192)	(687)	(1,001)	(959)	(1,245)	(358)	(662)	-	(7,104)	687	-	(6,417)
Impairment of goodwill	-	(1)	-	(400)	(49)	-	-	-	(450)	1	-	(449)
Impairment of fixed assets	-	-	(2)	(8)	(33)	(19)	(7)	-	(69)	-	-	(69)

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(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers and Shared Services (3)	Eliminations	Total (1)	Discontinued operations		France Telecom Total
										United Kingdom	Eliminations and other items
Operating income	7,060	251	(274)	95	1,910	1,124	(2,068)	-	8,098	(251)	12	7,859
Finance costs, net									(2,295)	(3)	(1)	(2,299)
Income tax									(2,338)	43	-	(2,295)
Consolidated net income after tax of continuing operations									3,465	(211)	11	3,265
Consolidated net income after tax of discontinued operations										211	(11)	200
Consolidated net income after tax									3,465	-	-	3,465
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
• excluding telecommunications licenses	2,160	355	440	500	1,405	299	500		5,659
• telecommunications licenses	-	-	(7)	-	65	-	-		58
• financed through finance leases	-	9	3	8	-	16	134		170
TOTAL INVESTMENTS (4)	2,160	364	436	508	1,470	315	634		5,887

(1)

Total before the reclassification of segment United Kingdom.

(2)

Including 5,676 million euros for the revenue of France geographical zone, 240 million euros for the revenue of UK geographical zone, 643 million euros for the revenue of rest of Europe geographical zone and 1,000 million euros for the revenue of rest of the world geographical zone at December 31, 2009. Including 193 million euros for tangible and intangible assets of France geographical zone, 13 million euros of UK geographical zone, 35 million euros of rest of Europe geographical zone and 74 million euros of rest of the world geographical zone at December 31, 2009.

(3)

Including 1,301 million euros for the revenue of France geographical zone, 8 million euros for the revenue of UK geographical zone and 79 million euros for the revenue of rest of the world geographical zone at December 31, 2009. Including 631 million euros for tangible and intangible assets of France geographical zone at December 31, 2009.

(4)

Including 1,500 million euros for other intangible assets and 4,387 million euros for other tangible assets at December 31, 2009.

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CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2008

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers and Shared Services (3)	Eliminations	Total (1)	Discontinued operations		France Telecom Total
										United Kingdom	Eliminations and other items
Revenues	23,726	5,926	4,067	5,184	8,322	7,785	1,349	(2,871)	53,488	(5,926)	137	47,699
• External	22,293	5,864	4,001	5,137	8,000	7,308	885	-	53,488	(5,864)	75	47,699
• Inter-segment	1,433	62	66	47	322	477	464	(2,871)	-	(62)	62	-
External purchases	(9,104)	(3,966)	(2,957)	(2,169)	(3,866)	(4,805)	(3,183)	6,398	(23,652)	3,966	(207)	(19,893)
Other operating income	1,519	14	10	69	97	119	3,211	(4,659)	380	(14)	238	604
Other operating expense	(1,671)	(317)	(279)	(246)	(452)	(173)	(252)	1,132	(2,258)	317	(169)	(2,110)
Labour expenses	(4,497)	(424)	(183)	(666)	(642)	(1,395)	(1,153)	-	(8,960)	424	-	(8,536)
Gain (losses) on disposal and other gains (losses)	(23)	(1)	(6)	24	10	-	7	-	11	1	(41)	(29)
Restructuring costs	(82)	(28)	(38)	(50)	(23)	(23)	(226)	-	(470)	28	-	(442)
Share of profits (losses) of associates	(14)	-	-	-	-	-	(197)	-	(211)	-	1	(210)
EBITDA Note 2.1	9,854	1,204	614	2,146	3,446	1,508	(444)	-	18,328	(1,204)	(41)	17,083
Depreciation and amortization	(2,385)	(917)	(1,102)	(1,234)	(1,213)	(363)	(562)	-	(7,776)	917	-	(6,859)
Impairment of goodwill	(32)	(1)	(140)	-	(98)	-	-	-	(271)	1	-	(270)
Impairment of fixed assets	(6)	-	(2)	31	(1)	(30)	(1)	-	(9)	-	-	(9)

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(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers and Shared Services (3)	Eliminations	Total (1)	Discontinued operations		France Telecom Total
										United Kingdom	Eliminations and other items
Operating income	7,431	286	(630)	943	2,134	1,115	(1,007)	-	10,272	(286)	(41)	9,945
Finance costs, net									(2,987)	30	-	(2,957)
Income tax									(2,793)	(106)	-	(2,899)
Consolidated net income after tax of continuing operations									4,492	(362)	(41)	4,089
Consolidated net income after tax of discontinued operations									-	362	41	403
Consolidated net income after tax									4,492	-	-	4,492
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
• excluding telecommunications licenses	2,302	453	569	736	1,582	356	869		6,867
• telecommunications licenses	1	-	-	-	272	-	-		273
• financed through finance leases	-	27	3	-	3	23	120		176
TOTAL INVESTMENTS (4)	2,303	480	572	736	1,857	379	989		7,316

(1)

Total before the reclassification of segment United Kingdom.

(2)

Including 5,837 million euros for the revenue of France geographical zone, 248 million euros for the revenue of UK geographical zone, 660 million euros for the revenue of rest of Europe geographical zone and 1,040 million euros for the revenue of rest of the world geographical zone at December 31, 2008. Including 240 million euros for tangible and intangible assets of France geographical zone, 10 million euros of UK geographical zone, 39 million euros of rest of Europe geographical zone and 90 million euros of rest of the world geographical zone at December 31, 2008.

(3)

Including 1,277 million euros for the revenue of France geographical zone and 72 million euros for the revenue of rest of the world geographical zone at December 31, 2008. Including 982 million euros for tangible and intangible assets of France geographical zone at December 31, 2008.

(4)

Including 1,883 million euros for other intangible assets and 5,433 million euros for other tangible assets at December 31, 2008.

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CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2007

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers and Shared Services (3)	Eliminations	Total (1)	Discontinued operations		France Telecom Total
										United Kingdom	Eliminations and other items
Revenues	23,267	6,540	3,963	4,825	8,287	7,723	1,240	(2,886)	52,959	(6,540)	149	46,568
• External	21,762	6,478	3,896	4,785	8,009	7,289	740	-	52,959	(6,478)	87	46,568
• Inter-segment	1,505	62	67	40	278	434	500	(2,886)	-	(62)	62	-
External purchases	(8,628)	(4,419)	(2,844)	(1,967)	(3,921)	(4,932)	(2,897)	6,452	(23,156)	4,419	(226)	(18,963)
Other operating income	1,545	24	27	83	93	121	3,246	(4,699)	440	(24)	264	680
Other operating expense	(1,782)	(331)	(305)	(268)	(389)	(179)	(239)	1,133	(2,360)	331	(184)	(2,213)
Labour expenses	(4,687)	(491)	(171)	(642)	(684)	(1,447)	(1,283)	-	(9,405)	491	-	(8,914)
Gain (losses) on disposal and other gains (losses)	2	(6)	(6)	9	(2)	5	767	-	769	6	-	775
Restructuring costs	(58)	(20)	(3)	-	(9)	(28)	(90)	-	(208)	20	1	(187)
Share of profits (losses) of associates	-	-	-	-	4	-	-	-	4	-	-	4
EBITDA Note 2.1	9,659	1,297	661	2,040	3,379	1,263	744	-	19,043	(1,297)	4	17,750
Depreciation and amortization	(2,657)	(1,034)	(1,129)	(1,172)	(1,147)	(421)	(551)	-	(8,111)	1,034	-	(7,077)
Impairment of goodwill	-	-	-	-	-	-	(26)	-	(26)	-	-	(26)
Impairment of fixed assets	-	-	(1)	1	(18)	(93)	4	-	(107)	-	-	(107)

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(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers and Shared Services (3)	Eliminations	Total (1)	Discontinued operations		France Telecom Total
										United Kingdom	Eliminations and other items
Operating income	7,002	263	(469)	869	2,214	749	171	-	10,799	(263)	4	10,540
Finance costs, net									(2,650)	3	-	(2,647)
Income tax									(1,330)	85	-	(1,245)
Consolidated net income after tax of continuing operations									6,819	(175)	4	6,648
Consolidated net income after tax of discontinued operations									-	175	(4)	171
Consolidated net income after tax									6,819	-	-	6,819
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
• excluding telecommunications licenses	2,277	520	624	962	1,488	407	701		6,979
• telecommunications licenses	-	-	-	-	85	-	-		85
• financed through finance leases	-	26	2	-	2	14	-		44
TOTAL INVESTMENTS (4)	2,277	546	626	962	1,575	421	701		7,108

(1)

Total before the reclassification of segment United Kingdom.

(2)

Including 5,837 million euros for the revenue of France geographical zone, 248 million euros for the revenue of UK geographical zone, 660 million euros for the revenue of rest of Europe geographical zone and 1,040 million euros for the revenue of rest of the world geographical zone at December 31, 2008. Including 240 million euros for tangible and intangible assets of France geographical zone, 10 million euros of UK geographical zone, 39 million euros of rest of Europe geographical zone and 90 million euros of rest of the world geographical zone at December 31, 2008.

(3)

Including 1,277 million euros for the revenue of France geographical zone and 72 million euros for the revenue of rest of the world geographical zone at December 31, 2008. Including 982 million euros for tangible and intangible assets of France geographical zone at December 31, 2008.

(4)

Including 1,883 million euros for other intangible assets and 5,433 million euros for other tangible assets at December 31, 2008.

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STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2009

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers and Shared Services (3)	Eliminations and unallocated items	Total (1)	Discontinued operations		France Telecom Total
										United Kingdom	Eliminations and other items
Goodwill	15,305	1,517	4,723	1,788	5,881	408	68	-	29,690	(1,517)	-	28,173
Other Intangible Assets	2,042	3,756	1,662	842	1,466	294	4,070	-	14,132	(3,756)	-	10,376
Property, plant and equipment	10,121	1,795	2,144	4,319	5,184	491	2,062	-	26,116	(1,795)	-	24,321
Interests in associates	51	2	2	1	91	-	147	-	294	(2)	-	292
Other non-current assets	-	-	-	-	13	18	1	5,486	5,518	-	1,408	6,926
Total Non-current assets	27,519	7,070	8,531	6,950	12,635	1,211	6,348	5,486	75,750	(7,070)	1,408	70,088
Inventories	292	123	69	56	148	25	42	-	755	(123)	-	632
Trade receivables	2,911	596	494	359	1,127	782	1,447	(1,674)	6,042	(596)	48	5,494
Prepaid expenses	96	289	19	24	69	96	153	(29)	717	(289)	-	428
Other current assets	1,368	12	32	29	273	116	96	5,223	7,149	(186)	175	7,138
Total Current Assets	4,667	1,020	614	468	1,617	1,019	1,738	3,520	14,663	(1,194)	223	13,692
TOTAL ASSETS	32,186	8,090	9,145	7,418	14,252	2,230	8,086	9,006	90,413	(8,264)	1,631	83,780
Assets held for sale										8,264		8,264
TOTAL ASSETS												92,044

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(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers and Shared Services (3)	Eliminations and unallocated items	Total (1)	Discontinued operations		France Telecom Total
										United Kingdom	Eliminations and other items
Equity									28,748	-	-	28,748
Non-current trade payables	203	-	15	193	35	-	-	-	446	-	-	446
Non-current employee benefits	703	-	7	57	52	104	154	-	1,077	-	-	1,077
Non-current provisions	635	98	154	52	79	21	69	-	1,108	(98)	-	1,010
Other non-current liabilities	536	-	-	-	8	-	29	33,504	34,077	(1,645)	1,407	33,839
Total Non-current liabilities	2,077	98	176	302	174	125	252	33,504	36,708	(1,743)	1,407	36,372
Current trade payables	3,803	914	1,244	603	1,829	772	1,170	(1,674)	8,661	(914)	48	7,795
Current employee benefits	805	19	25	74	129	286	381	-	1,719	(19)	-	1,700
Current provisions	717	19	29	294	82	44	79	-	1,264	(19)	-	1,245
Deferred income	1,710	263	78	155	304	176	92	(29)	2,749	(263)	-	2,486
Other current liabilities	1,088	128	31	44	358	146	1,122	7,647	10,564	(222)	176	10,518
Total Current liabilities	8,123	1,343	1,407	1,170	2,702	1,424	2,844	5,944	24,957	(1,437)	224	23,744
TOTAL EQUITY AND LIABILITIES	10,200	1,441	1,583	1,472	2,876	1,549	3,096	39,448	90,413	(3,180)	1,631	88,864
Liabilities related to assets held for sale										3,180		3,180
TOTAL EQUITY AND LIABILITIES												92,044

(1)

Total before the reclassification of segment United Kingdom.

(2)

Some trade receivables generated by the Enterprise segment (approximately 289 million euros) are included in the France segment, which is responsible for their collection. Including for other intangible assets and property, plant and equipment, 325 million euros of the France geographic zone, 12 million euros of the UK zone and 446 million euros of rest of the world geographic zone.

(3)

Included in “other intangible assets” and in “property, plant and equipment”, 2,933 million euros from the France geographic zone, 3,146 million euros from the UK geographic zone and 52 million euros from the rest of the world geographic zone.

(4)

See Note 11.

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STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2008

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers and Shared Services (2)	Eliminations and unallocated items	France Telecom Total
Goodwill	15,302	1,415	4,929	2,161	6,024	421	49	-	30,301
Other Intangible Assets	1,941	3,736	2,077	867	1,590	276	3,964	-	14,451
Property, plant and equipment	10,288	1,761	2,286	4,712	4,852	572	2,063	-	26,534
Interests in associates	54	-	2	1	-	-	115	-	172
Other non-current assets	1	-	-	1	10	20	-	7,629	7,661
Total Non-current assets	27,586	6,912	9,294	7,742	12,476	1,289	6,191	7,629	79,119
Inventories	366	178	97	70	194	36	35	-	976
Trade receivables	2,748	601	640	437	1,237	932	1,360	(1,792)	6,163
Prepaid expenses	41	231	21	27	65	85	124	(13)	581
Other current assets	2,883	17	23	25	302	133	242	4,321	7,946
Total Current Assets	6,038	1,027	781	559	1,798	1,186	1,761	2,516	15,666
TOTAL ASSETS	33,624	7,939	10,075	8,301	14,274	2,475	7,952	10,145	94,785
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(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers and Shared Services (2)	Eliminations and unallocated items	France Telecom Total
Equity									30,688
Non-current trade payables	219	-	11	196	72	-	-	-	498
Non-current employee benefits	249	-	7	68	60	75	100	-	559
Non-current provisions	477	86	142	71	80	26	380	-	1,262
Other non-current liabilities	388	-	287	-	8	-	28	34,215	34,926
Total Non-current liabilities	1,333	86	447	335	220	101	508	34,215	37,245
Current trade payables	4,028	953	1,520	736	1,841	856	1,374	(1,789)	9,519
Current employee benefits	826	18	16	66	152	281	341	-	1,700
Current provisions	902	27	39	294	54	57	80	-	1,453
Deferred income	1,704	277	98	140	306	162	91	(15)	2,763
Other current liabilities	1,127	197	32	50	421	163	1,482	7,945	11,417
Total Current liabilities	8,587	1,472	1,705	1,286	2,774	1,519	3,368	6,141	26,852
TOTAL EQUITY AND LIABILITIES	9,920	1,558	2,152	1,621	2,994	1,620	3,876	40,356	94,785

(1)

Some trade receivables generated by the Enterprise segment (approximately 296 million euros) are included in the France segment, which is responsible for their collection.
Including for other intangible assets and property, plant and equipment, 396 million euros of the France geographic zone, 11 million euros of the UK zone and 439 million euros of rest of the world geographic zone.

(2)

Including for other intangible assets and property, plant and equipment, 3,378 million euros of the France geographic zone, 2,572 million euros of the UK geographic zone and 75 million euros of rest of the world geographic zone.

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STATEMENT OF FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2007

(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers and Shared Services (2)	Eliminations and unallocated items	France Telecom Total
Goodwill	15,334	1,836	5,032	2,464	5,700	399	42	-	30,807
Other Intangible Assets	1,912	5,113	2,460	1,051	1,236	246	4,640	-	16,658
Property, plant and equipment	10,353	2,100	2,399	5,997	4,145	597	2,258	-	27,849
Interests in associates	-	-	2	1	-	6	273	-	282
Other non-current assets	1	-	-	-	37	23	2	9,847	9,910
Total Non-current assets	27,600	9,049	9,893	9,513	11,118	1,271	7,215	9,847	85,506
Inventories	364	291	113	90	154	43	13	-	1,068
Trade receivables	3,201	601	590	508	1,127	931	1,348	(1,750)	6,556
Prepaid expenses	91	226	72	21	53	86	124	-	673
Other current assets	1,176	23	80	74	214	166	413	4,652	6,798
Total Current Assets	4,832	1,141	855	693	1,548	1,226	1,898	2,902	15,095
TOTAL ASSETS	32,432	10,190	10,748	10,206	12,666	2,497	9,113	12,749	100,601

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(in millions of euros)	France	United Kingdom	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers and Shared Services (2)	Eliminations and unallocated items	France Telecom Total
Non-current trade payables	218	-	6	196	15	-	-	-	435
Non-current employee benefits	193	-	2	83	40	85	132	-	535
Non-current provisions	558	91	156	50	48	106	648	-	1,657
Other non-current liabilities	532	-	301	-	8	-	29	35,180	36,050
Total Non-current liabilities	1,501	91	465	329	111	191	809	35,180	38,677
Current trade payables	3,980	1,086	1,439	1,052	1,533	833	1,417	(1,760)	9,580
Current employee benefits	1,048	30	41	86	125	316	235	-	1,881
Current provisions	1,045	34	43	328	86	39	17	-	1,592
Deferred income	1,746	415	124	164	259	184	93	-	2,985
Other current liabilities	824	221	25	50	271	171	376	10,007	11,945
Total Current liabilities	8,643	1,786	1,672	1,680	2,274	1,543	2,138	8,247	27,983
TOTAL EQUITY AND LIABILITIES	10,144	1,877	2,137	2,009	2,385	1,734	2,947	43,427	100,601

(1)

Some trade receivables generated by the Enterprise segment (approximately 1,921 million euros) are included in the France segment, which is responsible for their collection.
Including for other intangible assets and property, plant and equipment, 400 million euros of the France geographic zone, 13 million euros of the UK zone and 428 million euros of rest of the world geographic zone.

(2)

Some trade receivables generated by the ICandSS segment (approximately 93 million euros) are included in the France segment, which is responsible for their collection.
Including for other intangible assets and property, plant and equipment, 3,123 million euros of the France geographic zone, 3,669 million euros of the UK geographic zone and 104 million euros of rest of the world geographic zone.

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Notes to the consolidated financial statements

Notes’ index

Note 1

Description of business and basis of preparation of the consolidated financial statements

366

Note 2

Accounting Policies

371

Note 3

Main acquisitions, disposals and changes in scope of consolidation

384

Note 4

Revenues

389

Note 5

Operating income and expense

389

Note 6

Gains and losses on disposals of assets

391

Note 7

Restructuring costs

391

Note 8

Impairment

391

Note 9

Gains and losses related to financial assets and liabilities

396

Note 10

Income tax

399

Note 11

Discontinued operations, assets held for sale and liabilities related to assets held for sale

402

Note 12

Goodwill

403

Note 13

Other intangible assets

403

Note 14

Property, plant and equipment

405

Note 15

Interests in associates

406

Note 16

Assets available for sale

408

Note 17

Broadcasting rights and equipment inventories

409

Note 18

Loans and receivables

410

Note 19

Financial assets at fair value through profit or loss

411

Note 20

Other assets and prepaid expenses

412

Note 21

Equity

413

Note 22

Financial liabilities and net financial debt

415

Note 23

Derivative instruments

423

Note 24

Employee benefits

427

Note 25

Provisions

434

Note 26

Other liabilities and deferred income

439

Note 27

Other information relating to share-based payment and similar compensation

439

Note 28

Other information on exposure to market risks

443

Note 29

Other information on the fair value of financial assets and liabilities

449

Note 30

Other information on statement of cash flows

451

Note 31

Unrecognized contractual commitments

452

Note 32

Litigation

456

Note 33

Related-party transactions

461

Note 34

Subsequent events

463

Note 35

Fees paid to statutory auditors

463

Note 36

Scope of consolidation

464

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NOTE 1  Description of business and basis of preparation of the consolidated financial statements

1.1    Description of business

The France Telecom Group (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2    Basis of preparation of 2009 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 24, 2010 and will be sumitted to the approval to the Shareholders’ Meeting on June 9, 2010.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2009 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (available on the website www.ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted.commission). Comparative figures are presented for 2008 and 2007 compiled using the same basis of preparation.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on the Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

Following the changes in the standards, the wording of certain financial statements and accounting terms have changed:

New wording	Previous wording
Statement of financial position	Balance sheet
Statement of cash flows	Cash flow statement
Unrecognised contractual commitments	Off balance sheet commitments
Non-controlling interests	Minority interests
Owners of the parent	Equity holders of France Telecom S.A.

The principles applied to prepare financial data relating to the financial year 2009 are based on:

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2009 and any IFRS standards and interpretations with early application. New standards and interpretations applied by the Group in 2009 are:

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Standard / Interpretation	Consequences for the Group of the standards and interpretations applied in 2009 which affect the Group’s financial situation
IFRS 8 Operating Segments

IFRS 8 “Operating Segments” supersedes IAS 14 “Segment Reporting”. Operating segments are components of the Group that engage in business activities and whose operating results based on the internal reporting are regularly reviewed by the chief operating decision maker (the Chief Executive Officer for the Group) in order to decide the allocation of resources and the assessment of the operating segments’ performance. Segment information shall correspond to operating segments or relevant aggregation of operating segments.

In order to reflect organizational changes, whereby its integrated carrier strategy and synergies are rolled out in individual countries, the Group changed its segment reporting as of January 1, 2009, from an analysis by business activity (Personal Communication Services, Home Communication Services and Enterprise Communication Services) to an analysis mainly to a country-based reporting structure. 7 new operating segments are now reported: France, United Kingdom, Poland, Spain, Rest of the World, Enterprise and International Carriers and Shared Services (IC & SS). The reportable segment Rest of the World aggregates the business activities in the countries of AMEA (Africa, Middle East and Asia) and EME (Europe and Middle East).

IAS 36 amended by IFRS 8 Impairment Tests

IAS 36 has been modified by IFRS 8 with a compulsory application date similar to that of IFRS 8, namely January 1, 2009, first-application date retained by the Group.

For impairment test purposes, IAS 36 required that goodwill should be allocated to groups of Cash-Generating Units (CGUs) that correspond to the level at which goodwill is internally monitored, which is not larger than a business segment (first level of segment reporting for the Group) or the geographic segment (second level of segment reporting for the Group). Therefore, the Group monitored goodwill for Poland, Jordan and Senegal by country and tested it at this level, aggregating Home and Personal businesses.

From now on, in the amended IAS 36, the largest level for impairment testing is the operating segment as defined by IFRS 8. In the absence of transitional provisions, the IFRIC received a request for guidance on the transition arrangements in IFRS 8 and its interaction with IAS 36. The IFRIC identified two alternative treatments: either prior period adjustment or current period adjustment, but the IFRIC decided not to add the issue to its agenda. The Group has applied the IAS 8 general principle of retrospective application. This leads to identify the operating segments in accordance with the principles of IFRS 8 in the internal reporting used until December 31, 2008. Since Group’s internal and external reporting are aligned, operating segments as defined by IFRS 8 are the business segments over the 2005-2008 period.

As a consequence, goodwill relating to Home and Personal businesses for the three-abovementioned countries has been tested separately on a retrospective basis. This leads to additional impairment relating to Poland and Jordan Home businesses compared with the historical impairment accounted for, respectively amounting to 507 and 48 million euros as at January 1, 2007. This impairment is accounted for retrospectively as a change in accounting policy against equity as at January 1, 2007 (see below).

IAS 1 Presentation of Financial Statements

The application of this revision is without effect on the Group financial position but modifies the presentation of its financial statements, including:

•

the statement of changes in equity presents only transactions between the shareholders;

•

all changes in assets and liabilities for a period are presented in two statements: a separate income statement (components of profit or loss) and a statement of comprehensive income (components of other comprehensive income).

The breakdown of the amount reclassified to profit or loss in the current period that were previously recognized in other comprehensive income (reclassification adjustments) is disclosed in the notes, as well as the breakdown of the amount of income tax relating to each component of other comprehensive income (see Notes 10, 16, 21 and 23).

Moreover, when a change in accounting policy is applied retrospectively, a statement of financial position has to be presented as at the beginning of the earliest comparative period, namely as at January 1, 2007 for the Group.

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The accounting consequences of the change in accounting policy resulting from the amendment to IAS 36 by IFRS 8 are:

(in millions of euros)	January 1, 2007			December 31, 2007			December 31, 2008
	Before the change in accounting policy	Impact of IAS 36 amended by IFRS 8	Restated	Published	Impact of IAS 36 amended by IFRS 8	Restated	Published	Impact of IAS 36 amended by IFRS 8	Restated
Goodwill	31,517	(555)	30,962	31,389	(582)	30,807	30,811	(510)	30,301
Retained earnings	(886)	(518)	(1,404)	2,315	(518)	1,797	1,506	(518)	988
Components of other comprehensive income	2,272	(37)	2,235	1,964	(64)	1,900	309	8	317
Equity attributable to owners of the parent	26,992	(555)	26,437	30,053	(582)	29,471	27,600	(510)	27,090
Non-controlling interests	4,844	-	4,844	4,470	-	4,470	3,598	-	3,598
Total equity	31,836	(555)	31,281	34,523	(582)	33,941	31,198	(510)	30,688

Standard / Interpretation	Consequences for the Group of the other standards and interpretations applied in 2009
IAS 23 (revised in 2007) Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale, unlike what has been applied by the Group until December 31, 2008.

The network deployment mode – in the Group assessment – does not generally require a substantial period of time.

The application of this standard has no effect on the Group’s accounts.

Amendment to IFRS 2 Vesting Conditions and Cancellations

This amendment states that fair value of equity instruments awarded has to include all ancillary conditions for the acquisition of rights. Moreover, when one of the parties may elect not to fulfill one of the conditions, this choice has to be accounted for as a cancellation.

The application of this amendment has no effect on the reported periods.

Amendment to IFRS 7

The amendment requires providing additional disclosures relating to fair value measurement and liquidity risk.

The Group has provided additional disclosures to those already provided in its financial statements as of December 31, 2008.

Improvements to IFRSs	The application of these improvements has no effect on the reported periods.
IFRIC 16 Hedges of a Net Investment in a Foreign Operation

This interpretation has a prospective application. It clarifies some principles of net investment hedge:

•

the hedged item can only be an exchange difference between functional currencies, for an amount lower than the net investment carrying amount, and it can only be hedged once;

•

the hedging instrument may be held in any group entity;

•

the profit or loss relating to the hedge and initially booked in equity has to be reclassified in profit or loss on the disposal of the net investment.

The application of this interpretation has no effect on the reported periods.

IFRIC 18 Transfers of Assets from Customers

Agreements in the scope of this interpretation are those in which an entity receives from a customer an item of property, plant and equipment or cash to be used only to construct or acquire an item of property, plant and equipment, the entity must then use the item of property, plant and equipment either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment should be recognized at its fair value against revenue.

The application of this interpretation is prospective to transfers of assets from customers received on or after July 1, 2009 and has no effect on the 2009 financial statements.

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•

the recognition and measurement options proposed by the IFRS standards:

Standard		Option used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits	Recognition of actuarial gains and losses on pensions and other post-employment benefit obligations from January 1, 2004 according to the corridor method
IAS 31	Interests in Joint Ventures	Accounting for using the proportionate consolidation method
IAS 38	Intangible Assets	Measurement at amortized historical cost

•

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group) hereafter summarized:

Standard		IFRS 1 option used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the provisions of this standard for business combinations prior to the transition date

Acquisition of non-controlling interests accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, without any remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

•

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8 hereafter:

Topic	Note
Presentation of consolidated financial statements	2.1
Non-controlling interests	2.4
Taxes and deferred taxes	2.17
Waste electrical and electronical equipment	2.18
Individual right to training for employees (Droit Individuel à la Formation (DIF))	2.19
Employee share offer	2.20

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

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1.3    Standards and interpretations compulsory after December 31, 2009 with no early application decided by the Group

Among these standards and interpretations, those which could affect the Group’s future consolidated financial statements are:

Standard / Interpretation (application date for the Group)	Potential consequences for the Group

IFRS 3 and IAS 27 (revised in 2008)

Business Combinations and Consolidated and Separate Financial Statements
(applicable to accounting for business combinations for which the acquisition date is on or after January 1, 2010)

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control will be accounted for as changes in equity. Moreover, the revised standard will allow for each takeover with interest ownership below 100% to account for goodwill either on a 100% basis or on the acquired interest ownership percentage (without any subsequent change in case of additional purchase of non-controlling interests).

Acquisition related costs will be directly expensed.

Changes in a parent’s ownership interest resulting in a loss of control will lead to recognize investment retained in the former subsidiary at its fair value.

The Group will therefore change the accounting of its future business combinations and its future changes in a parent’s ownership interest in a subsidiary.

IFRS 9 Financial Instruments (applicable for annual periods beginning on or after January 1, 2013)

This standard is the first part of a three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”.

This first part deals with the classification and the measurement of financial assets. The effect of its application cannot be analyzed separately from the two other parts not yet published and which should respectively address the impairment methodology for financial assets and hedge accounting.

Amendment to IAS 39 Eligible Hedged Items (applicable for annual periods beginning on or after January 1, 2010)

This amendment states that time value should not be considered in a hedging relationship and inflation can only be designated as a hedged item in certain conditions.

This amendment will have no effect on the accounting treatment of the hedge relating to the loan indexed to inflation contracted by the Group in 2008.

IFRIC 17 Distributions of Non-cash Assets to Owners (applicable for annual periods beginning on or after January 1, 2010)

This interpretation deals with the accounting treatment for the distributions of non-cash assets to owners (excluding distributions between entities under common control). It states the fair value of the distributed assets has to be recognized as a debt when the decision to distribute is made and any difference with the net book value of the distributed assets has to be recorded through profit or loss on the distribution date.

The application of this interpretation is prospective.

1.4    Use of estimates and judgment

In preparing the Group financial statements, France Telecom’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2009 may subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

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The underlying assumptions used for significant estimates are described in the following notes:

Estimate		Nature of estimate
Note 3	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, selection of the key measurement methods and assumptions used to identify intangible assets in business combinations. Goodwill allocation to Cash-Generating Unit (CGU).
Note 4	Revenue

Allocation of each separable component of a bundled offer based on the individual components relative fair value.

Straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship.

Reporting of revenue on a net versus gross basis (depending on an analysis of Group’s involvement as either principal or agent).

Note 8	Impairment of assets

Impairment loss determination at the level of the CGUs, intangible assets and property, plant and equipment not generating cash inflows that are largely independent of those from CGUs

Level of grouping of CGUs for goodwill impairment test.

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and ebitda multiples for comparable companies or transactions, cash flows).

Assessment of the economic and financial environment.

Notes 5 and 10	Other operating expenses and income taxes	Qualification of some expenses as taxes or income taxes. Assumptions used for recognition of deferred tax assets arising from the carry forward of unused tax losses and consequences of tax laws.
Notes 13 and 14	Purchases of property, plant and equipment, intangible assets other than goodwill	Useful life of assets assessment.
Note 24	Employee benefits	Discount rate, inflation rate, return rate on plan assets, salary increases. Participation rate to the French part-time for seniors plan.
Note 25	Provisions	Provisions for termination benefits and restructuring: discount rate, plan success rate. Provisions for claims and litigation: assumptions underlying risk assessment and measurement.
Note 27	Share-based payments	Model, assumptions underlying the measurement of fair values: share price of underlying item on grant date, volatility.
Note 29	Fair value	Models, selection of parameters.

NOTE 2  Accounting Policies

This note describes the accounting policies applied to prepare the 2009 consolidated financial statements.

2.1    Presentation of the consolidated financial statements and segment information

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

financial income;

•

financial costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale.

The gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement.

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Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. It presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

•

remeasurement of assets held for sale;

•

remeasurement of cash flow hedge instruments;

•

remeasurement of net investment hedge instruments;

•

currency translation adjustment;

•

total amount of tax relating to the above items;

•

other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets and liabilities with a term of no more than twelve months are classified as current; whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

Assets and liabilities held for sale are reported on a separate line under non-current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method from the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities;

•

cash flows arising from investing activities;

•

cash flows arising from financing activities.

Financial interests and income taxes are included in the cash flows arising from operating activities.

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. As well, lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Besides, the Group uses the Organic Cash Flow (OCF) as a measurement of financial performance. The OCF is net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets. The OCF is not a financial measure defined by IFRS and may therefore not be comparable to other similarly-titled indicators used by other companies.

Segment reporting

The Group reports 7 operating segments: France, United Kingdom, Poland, Spain, Rest of the World, Enterprise and International Carriers and Shared Services (IC & SS).

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, and other shared competencies; for instance it is the role of the IC & SS segment.

The use of shared resources is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise external net financial debt, current and deferred tax assets and liabilities as well as equity. Internal net financial debt is eliminated.

EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for or net cash provided by operating activities.

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2.2    Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations. Basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3    Consolidation rules

Subsidiaries that are controlled exclusively by the Group, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

Companies that are controlled jointly by the Group and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully consolidated subsidiaries that are not wholly owned, indirect non-controlling interests in these subsidiaries are recognized separately in the consolidated financial statements.

Companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the date of the end of the reporting period.

Material intragroup transactions and balances are eliminated in consolidation.

2.4    Non-controlling interests

Accounting for the acquisition of non-controlling interests was not addressed by IFRSs until 2009. Therefore, the Group historically applied the French GAAP accounting treatment, which consists of recognizing as goodwill the difference between the acquisition cost of non-controlling interests and the minority interest share in the net equity, without any purchase price allocation.

Transfer of consolidated shares within the Group resulting in changes in ownership interest

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the accounts of the acquiring entities;

•

the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Acquisition of non-controlling interests in exchange for shares in a consolidated entity

IFRSs do not address the accounting treatment for the transfer by minority shareholders of their interests in a consolidated entity of the Group in exchange for shares of another consolidated entity of the Group, nor do they address the accounting treatment of the resulting decrease in ownership interest. The Group has therefore considered this type of transaction as an acquisition of non-controlling interests and the decrease in ownership interest as a disposal, for which the corresponding net gain or loss is recognized in income as incurred.

Commitments to purchase non-controlling interests (put options)

Given the current status of IAS 27 “Consolidated and Separate Financial Statements” and IAS 32 “Financial Instruments: Disclosure and Presentation”, firm or contingent commitments to purchase minority interest are recognized as a financial debt. In the absence of any guidance on this issue from the IFRIC, the Group has opted to record the financial debt against a reduction in non-controlling interests within equity.

Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. The fair value of the commitments to purchase non-controlling interests is revised at the end of each reporting period and the relating financial debt is adjusted against financial income or expense.

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2.5    Effect of changes in foreign exchange rates

Translation of financial statements of foreign operations

The financial statements of foreign operations whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

•

assets and liabilities are translated at the year-end rate;

•

items in the statement of income are translated at the average rate for the year;

•

the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Transactions in foreign currencies

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in financial income or finance costs for financial transactions.

Both for transactions qualifying for hedge accounting and for economic hedge, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a financial transaction and in financial income when the underlying hedged item is a receivable or a financial debt. Cash flow hedge of a highly probable forecast transaction is booked in other comprehensive income and reclassified in profit or loss following the preceding method when the hedged item affects profit or loss.

The foreign exchange risk arising on the net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

2.6    Revenues

Revenues from the Group’s activities are recognized and presented as follows, in accordance with IAS 18 “Revenue”:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan). For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s).

The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When equipment – associated to the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment rentals

In accordance with IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, equipment for which a right of use is granted is analyzed in accordance with IAS 17 “Leases”.

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Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Content sales

The accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding these transactions. To determine if the revenue must be recognized on a gross or a net basis, an analysis is performed using the following criteria:

•

the Group is the primary obligor of the arrangement: for instance, it has discretion in supplier selection, it is involved in the determination of service specifications;

•

the Group bears inventory risk;

•

the Group has a reasonable latitude in establishing price with the customer for the service;

•

the Group bears the credit risk.

Therefore, revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) are recognized:

•

gross when the Group has a reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer; and

•

net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Similarly, revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.) are recognized:

•

gross when the Group is deemed to be the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when the Group bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer; and

•

net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

Service revenues

Revenues from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

Customized contracts

The Group offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by the Group under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed, non-cancellable period.

Penalties

The Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the Group on the order process, the delivery process, and after sales services.

If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will due based on the non-achievement of contractual terms.

2.7    Subscriber acquisition and retention costs, loyalty programs, advertising and related costs

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense for the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

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Loyalty programs

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

2.8    Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network deployment mode does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

2.9    Share issuance costs

External costs directly related to share issues are deducted from the related premium (net of any tax savings). Other costs are expenses as incurred.

2.10    Goodwill

Goodwill represents the excess of the purchase price of shares in consolidated companies, including transaction expenses, over the Group’s corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Assets and liabilities acquired are not remeasured at fair value after an additional purchase when control has already been obtained.

Impairment test and Cash-Generating Units (CGUs)

A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 “Impairment of Assets” requires these tests to be performed at the level of each CGU or groups of CGUs likely to benefit from acquisition-related synergies, within an operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

Impairment loss for goodwill is recorded in the income statement as a deduction from operating income and is never reversed subsequently.

Recoverable amount

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount.

Net book values of CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30th, on the basis of available market information including: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

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Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

2.11    Intangible assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software, are booked at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Trademarks

Trademarks having an indefinite useful life, such as the Orange trademark, are not amortized but tested for impairment at least annually. Finite-lived trademarks are amortized over their expected useful life.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between 3 and 7 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1% of qualifying revenues generated by the second and third generation network) is expensed as incurred.

Content rights

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid.

Film co-production rights are accounted for based on the stage of completion of the film.

Content rights are amortized using the film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues).

Firm purchase commitments relating to content rights are unrecognised contractual commitments, less any prepayments made, which are recognized as prepaid expenses.

Indefeasible Rights of Use

Indefeasible Rights of Use (IRUs) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed 20 years.

Software and research and development costs

The Group’s research and development projects mainly concern:

•

upgrading the network architecture or functionality;

•

developing service platforms aimed at offering new services to the Group’s customers.

These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38.

Development costs are recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

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Research costs and development costs not fulfilling the above criteria are expensed as incurred.

Capitalized development costs are presented in the same way as software on the “other intangible assets” line. They are amortized on a straight-line basis over their expected useful life generally not exceeding 3 years.

Software is amortized on a straight-line basis over its expected useful life which does not exceed 5 years.

Other development costs

Website development costs are capitalized when all of the following conditions are met:

•

it is probable that the website will be successfully developed, the Group has adequate resources (technical, financial and other) and has the intention of and the ability to complete the site and use or sell it;

•

the website will generate future economic benefits;

•

the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits provided it can be reliably estimated and attributed to the website.

2.12    Property, plant and equipment

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to the Group are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to the Group when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

Assets leased by the Group as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Satellite capacity

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts have been classified as services.

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Depreciation

Property, plant and equipment are depreciated to expense their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed.

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Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

2.13    Impairment of non-current assets other than goodwill and trademarks

In the case of a decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions.

The impairment loss recognized is equal to the difference between the net book value and the recoverable amount.

Given the nature of its assets and activities, most of the Group’s individual assets do not generate independent cash flows that are independent of those from CGUs. The recoverable amount is then determined at the level of the CGU to which the asset belongs, except where:

•

the fair value less costs to sell of the individual asset is higher than its book value; or

•

the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

2.14    Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. In case of losses and after the carrying amount of investment is reduced to zero, the Group ceases to recognize the additional share of losses since it is not committed beyond its investment.

An impairment test is performed when there is objective evidence of impairment, as for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes with an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount becomes lower to the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell (see Note 2.15). Impairment loss can be reversed when the recoverable amount exceeds the carrying amount again.

2.15    Financial assets and liabilities

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash payments through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial liability. This calculation includes all fees and points paid or received between parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (Qualified Technological Equipment (QTE) leases). They are recognized and subsequently measured at fair value. Fair value corresponds to quoted price for listed securities or, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is an objective evidence of impairment for available-for-sale assets such as a significant or prolonged decline in their fair value, cumulative impairment loss included in other comprehensive is reclassified from equity to income.

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Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at original invoice amount unless there is any significant impact resulting fromof the application of an implicit interest rate.

If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables, with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international, local, regional and national authorities) and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivable. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows to eliminate or significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost),

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel,

•

the entity decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits, mutual funds (OPCVM). These investments can be classified as cash equivalent in the statement of financial position if they meet the conditions required by IAS 7 “Statement of cash flows” (assets easily convertible into a determined cash amount and subject to a remote risk of change in value).

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Interest-free payables are booked at their nominal value.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. It relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedge).

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE).

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

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The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

The equity component determined at initial recognition is not subsequently remeasured.

Financial liabilities at fair value through profit or loss

The abovementioned comments relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

Hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness.

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

The hedged item being not recognized, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss.

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss on the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, when the hedging instrument is terminated or exercised. The accounting consequences are for:

•

fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

•

cash flow hedge: amounts booked in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in value are recorded in profit or loss.

2.16    Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

2.17    Taxes and deferred taxes

French business tax

The French Finance Bill for 2010 replaces the business tax with the Territorial Economic Contribution (Contribution Economique et Territoriale (CET)).

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Some consider that a part of this contribution might be in the scope of IAS 12 with the following consequences:

•

the recognition of a deferred tax liability relating to depreciable assets against profit or loss; and

•

from 2010, the classification of this part as income taxes.

The CNC communication dated January 14, 2010 considers that each entity should use its judgment for qualification such CET as taxes or income taxes considering its own situation. The Group has therefore analyzed the characteristics of this new tax and concluded that:

•

on the one hand, the CET is similar to the previous business tax because of the existence of an added-value based floor; and

•

on the other hand, the qualification of the business tax and the CET for an operating expense is appropriate regarding the wording of rejections made by the IFRIC when it decided not to add to its agenda the distinction between income taxes and taxes; namely income taxes implies a net result rather than a gross amount and, given the diverse tax practices it is useful to use judgment in order to determine whether or not a tax is in IAS 12 scope.

Deferred taxes

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully and proportionally consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

2.18    Provisions

A provision is recognized when the Group has a present obligation towards a third-party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies creating a valid expectation on the part of other parties that the Group will discharge certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a contingent liability.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the end of the reporting period.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. The provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on market yields on high quality corporate bonds (or on government bonds when no corporate bond). This estimate is yearly revised and adjusted where appropriate against the asset to which it relates.

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Provisions for the treatment of Waste Electrical and Electronic Equipment

European Directive 2002/96/EC, as amended by Directive 2003/108/EC, distinguishes the waste of electrical and electronic equipment between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. The Group believes that its obligations principally involve equipment used for its own needs (network equipment, information systems equipment, etc.). In accordance with this Directive, the Group has adopted the following principles:

•

obligations relating to collection, treatment and recovery of waste electrical and electronic equipment related to the professional use and produced before August 13, 2005 are accrued for. The related liability is booked against the recognition of a tangible asset and is valued using an estimated volume to be recycled and an average cost per ton, and discounted as it will be settled at a future date;

•

obligations relating to waste of electrical and electronic equipment related to the private households use before August 13, 2005, as well as those related to waste of electrical and electronic equipment attached to private households and professional use after August 13, 2005 have been considered as immaterial by the Group and have not therefore been accrued for.

2.19    Employee benefits

Post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant’s pension plans in France: civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plans, France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96–660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary;

•

benefits other than pensions: the Group offers retired employees certain benefits such as free telephone lines or access to corporate catering.

These employee benefits are granted through:

•

defined contribution plans: the contributions payable are expensed when service is rendered; or

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographic (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned and is discounted,

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists),

•

actuarial gains and losses on defined benefit plans are recorded in profit or loss using the corridor method (recognition of a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets),

•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are measured at their fair value. Most of these assets being listed securities, fair value is determined by reference to quoted price.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences, French part-time for seniors plan… The calculation of the related commitments is based on actuarial assumptions including demographic, financial and discounting assumptions similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they are incurred.

Termination benefits

The Group set up an early retirement plan for civil servants and contract-based employees in France from 1996 to 2006. These employees receive 70% of their salary between the age of 55 and 60. This benefit is accounted for in the same way as lump-sum benefits payable on termination of service: a provision is recognized for the obligation.

Any other termination benefits are also covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Individual training rights for employees (Droit Individuel à la Formation - DIF)

The Group has applied French GAAP (opinion 2004-F of CNC’s Comité d’urgence (Emerging Accounting Issues Committee)) to account for employees’ statutory training rights. Any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is disclosed.

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In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.20    Share-based compensation

The fair value of stock-options, employee shareholding plans and bonus shares concerning the shares of France Telecom or its subsidiaries is determined on the grant date.

The Group considers that the grant date is the date when the main terms of the offer are announced to the employees, in accordance with the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’Epargne Entreprise - PEE).

If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Employee shareholding plan

Following the sale by the French State of a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

Other share-based payments

The fair value of stock-options and bonus shares is generally determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the options’ life. Vesting conditions other than market conditions are not part of the fair value assessment but of the grant assumptions.

The amount so determined is recognized in labour expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, revalued against profit or loss at each year-end; and

•

equity for equity-settled plans.

2.21    Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

NOTE 3  Main acquisitions, disposals and changes in scope of consolidation

Year ended December 31, 2009

Main acquisitions

FT España

During 2009, through successive purchases, France Telecom acquired an additional 18.36% stake in FT España.

On April 29, 2009, France Telecom acquired an additional 18.23% stake in FT España, thereby increasing its shareholding to 99.85%. The minority shareholders agreed to terminate all undertakings between the parties and dispose of their interest for 1,379 million euros. According to the agreement, the price guarantee that was accounted for 810 million euros as of December 31, 2008 was extinguished. The goodwill amounting to 584 million euros mainly consists of the fair value of the acquired shares.

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In the second half of 2009, France Telecom acquired an additional 0.13% stake in FT España for 8 million euros, thereby increasing its shareholding to 99.98%. Goodwill relating to this transaction amounted to 7 million euros.

Orange Tunisie (Divona Telecom)

On July 30, 2009, France Telecom subscribed to a capital increase in Divona Telecom, a Tunisian operator, in return for 49% of the share capital of Divona Telecom (renamed Orange Tunisie). The consideration paid by the Group amounted to 95 million euros. As the other main shareholder controls Orange Tunisie, France Telecom accounts for its investment under the equity method.

The consideration paid comprises a goodwill of 25 million euros, before recognition of identifiable assets acquired (primarily consisting of licenses) and liabilities assumed.

Ongoing transactions

Orange in the UK – T mobile UK joint venture

On November 5, 2009, France Telecom entered into an agreement with Deutsche Telekom under which the two groups will create a joint venture that will combine their mobile and broadband operations in the United Kingdom. Each of the two groups will own 50% of the joint venture. The France Telecom Group companies and Deutsche Telekom Group companies will be transferred to the joint venture, with a net debt of 1.25 billion pounds sterling for the former and zero for the latter, and together with the operating cash flow generated since June 30, 2009. Further to a loan of 625 million pounds sterling from Deutsche Telekom, the joint venture will repay 625 million pounds sterling to France Telecom.

This agreement was submitted to the European Union competition authorities for approval on January 11, 2010. On February 3, 2010, the British Office of Fair Trading (OFT) filed a request with the European Commission to refer the proposed merger to the OFT for review. The European Commission is expected to provide a ruling both on this request and on the case itself by March 1, 2010.

Since November 2009, the assets and liabilities of the relevant group companies (mainly Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK) have been accounted for as assets held for sale and presented on separate line items on the assets and liabilities of the consolidated statement of financial position at December, 31 2009. For 2007, 2008 and 2009, the associated income statement items have been presented in “Consolidated net income of discontinued operations” in the income statements and statements of comprehensive income. Specific information is provided on cash flows generated by the relevant entities. The reclassifications carried out in the consolidated statement of financial position and in the income statements are described in Note 11.

Orange in Switzerland

On November 25, 2009, France Telecom and TDC entered into an exclusive agreement to combine their respective Swiss subsidiaries Orange and Sunrise.

The project of combination has already been submitted for approval to the Swiss competition authorities.

France Telecom would control 75% of the new combined entity and TDC would own the remaining 25%. Upon completion of the transaction, in 2010, France Telecom would pay TDC a net consideration of 1.5 billion euros. France Telecom would hold a call option on TDC stake, which would be exercisable from one year after the closing. Furthermore, the new entity would also have the right to offer to buyback the TDC shares over 3 years from 2012 to 2014.

Additionally, France Telecom would pay to TDC 100 million euros per year in 2012, 2013 and 2014, except in any year when a share buyback would be implemented, or if France Telecom were to exercise its call option. The payments might also be reduced or reimbursed if TDC were to dispose of its investment under other exit scenarios (initial public offering or a sale to a third party).

The Sunrise acquisition-related costs have been expensed during the period.

Mobinil – public tender offer for ECMS

In accordance with an arbitral decision rendered in March 2009 (see Note 32.2, Litigation), France Telecom obtained the right to purchase Orascom Telecom’s entire 28.75% stake in Mobinil.

On December 10, 2009, the Egyptian Capital Market Authority (CMA, renamed EFSA) authorized France Telecom to launch a public tender offer for the 49 million shares of ECMS that Mobinil did not own, at the price of 245 Egyptian pounds per share, or a total of 1,518 million euros at December 31, 2009. On January 13, 2010, at Orascom’s request, this authorization was suspended by the Administrative Court of Cairo in interim proceedings, following receipt of a petition on the merits to reverse the EFSA’s approval decision. The Court is expected to hand down a ruling during the first quarter of 2010.

Pending a ruling on the merits, this transaction has been recorded as follows in the Group’s financial statements for the year ended December 31, 2009:

•

recognition of a debt of 1,082 million euros (see Note 22.2, Net financial debt) for the share relating to indirect non-controlling interests in ECMS reflected in France Telecom’s consolidated statement of financial position (as Mobinil controls ECMS, France Telecom consolidates its interest in Mobinil proportionally, resulting in the recognition of indirect non-controlling interests in ECMS);

•

recording of an unrecognized contractual obligation of 436 million euros for the share of non-controlling interests not recognized by the Group (see Note 31.4, Commitments relating to securities).

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Year ended December 31, 2008

Main acquisitions

Orange Uganda

On October 17, 2008, France Telecom and Hits Telecom Uganda created Orange Uganda Limited to provide telecommunication services in Uganda under the Orange brand. France Telecom paid a total cash consideration of 95 million US dollars (71 million euros). Of this, 50 million US dollars (40 million euros) was paid on December 31, 2008 and the balance was payable in 2009. Hits Telecom Uganda transferred its license and its main telecom assets.

France Telecom controls Orange Uganda Limited with a 53% ownership interest. No goodwill was recognized on this transaction since Orange Uganda Limited is a new entity and the transfer of assets was made at fair value.

Compagnie Européenne de Téléphonie (CET)

On January 15, 2008, France Telecom subscribed to CET group’s increase in capital (CET owns Photo Station and Photo Service), in consideration for 35% of the CET group’s share capital. On November 14, 2008, France Telecom acquired an additional 13.5% of the share capital, thereby increasing its interest ownership to 48.5%. The total consideration of this investment was 68 million euros, including 36 million euros of offset receivables. As the other shareholders control the CET group, France Telecom accounts for its investment under the equity method.

Other changes in the scope of consolidation

Increase of ownership interest in FT España

During 2008, through successive purchases, France Telecom acquired an additional 2.3% stake in FT España from the minority shareholders for a total of 169 million euros, thereby increasing its shareholding to 81.6%. Goodwill relating to this transaction amounted to 106 million euros.

Increase of ownership interest in Mobistar

During the first half of 2008, Mobistar purchased 2.0% of its own shares for a total of 74 million euros. France Telecom’s interest in Mobistar therefore rose from 50.2% to 51.2%. Goodwill relating to this transaction amounted to 28 million euros. In addition, in May 2008, Mobistar reduced its capital by an amount of 248 million euros. This transaction, although having no effect on France Telecom’s percentage interest in Mobistar, resulted in reducing non-controlling interests by 120 million euros.

During the second half of 2008, through a second share buyback program, Mobistar purchased 3.2% of its own shares for a total of 101 million euros. France Telecom’s interest in Mobistar therefore rose from 51.2% to 52.9%. Goodwill relating to this transaction amounted to 43 million euros.

Increase of ownership interest in TP Group

During the second half of 2008, TP S.A. purchased 2.4% of its own shares for a total of 200 million euros. France Telecom’s interest in TP S.A. rose as a result from 48.6% to 49.8%. Goodwill relating to this transaction amounted to 39 million euros.

Year ended December 31, 2007

Main acquisitions

Telkom Kenya

On December 21, 2007, the consortium formed between France Telecom (78.5%) and Alcazar Capital Limited (21.5%) acquired a 51% stake in Telkom Kenya, the incumbent Kenyan telecom operator, for a total consideration of 270 million euros. Telkom Kenya, which has 280,000 fixed-line customers, has been granted a new mobile license.

At December 31, 2007, the investment in Telkom Kenya was reported in “Non-consolidated investments” (see Note 16, Assets available for sale).

This entity has been consolidated by the Group since 2008. The Group first recognized the identifiable assets acquired and liabilities assumed and finalized this identification subsequent to the analysis of a physical inventory.

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Breakdown of assets acquired and liabilities assumed:

(in millions of euros)	Historical cost at December 31, 2007	Allocation of purchase price	Fair value at December 31, 2007
Other intangible assets	38	81	119
o/w brand		5
o/w subscriber bases		44
o/w favorable contracts		32
Property, plant and equipment	179		179
Other non-current assets	7		7
Total non-current assets	224	81	305
Net trade receivables	91		91
Current assets	18		18
Cash and cash equivalents	5		5
Other current assets	109		109
Total current assets	223	-	223
Non-current financial liabilities at amortized cost excluding trade payables	(7)		(7)
Non-current employee benefits	(11)		(11)
Deferred tax liabilities	(0)	(24)	(24)
Total non-current liabilities	(18)	(24)	(42)
Current trade payables	(92)		(92)
Current employee benefits	(113)		(113)
Other current liabilities	(55)		(55)
Total current liabilities	(260)		(260)
Net assets acquired	169	57	226
Assets and liabilities attributable to non-controlling interests	(83)	(28)	(111)
Net assets acquired attributable to owners of France Telecom S.A. (A)	86	29	115
Goodwill (B)			157
Purchase price consideration (A) + (B)			272 (1)
(1) Including 2 million euros of direct costs attributable to the acquisition.

The brand was measured using the relief from royalty methodology, based on the present value of royalties that would have been paid to a third party for the use of the brand had the Group not owned it.

Subscriber bases were measured using the future cash flows generated by existing customers at the acquisition date. They are amortized over 14 years.

Contracts concluded on favorable conditions relating to emphyteutic land leases with the Kenyan government, were measured at fair value, that is, the difference between rental fees effectively paid to the Kenyan government and the rental fees that the company would have paid under normal market conditions. These assets are amortized over 70 years.

The acquisition of Telkom Kenya resulted in recognition of residual goodwill of 157 million euros, mainly attributable to the planned launch of mobile operations in Kenya and to synergies between the fixed-line and mobile businesses.

Telkom Kenya generated revenues of 107 million euros over the full year 2008. France Telecom’s consolidated net income for the year ended December 31, 2008 includes Telkom Kenya’s net income, which was (97) million euros including (3) million euros of amortization of identified acquired assets (net of deferred taxes reversals) and (57) million euros of goodwill impairment.

Ya.com

On July 31, 2007, France Telecom acquired the entire share capital of T-Online Telecommunications Spain (now called FT España ISP) from Deutsche Telekom for a total cash consideration of 150 million euros. FT España ISP is Spain’s third broadband operator and trades under the name Ya.com.

Goodwill relating to this transaction amounted to 125 million euros, after recognizing 76 million euros of identifiable assets acquired and liabilities assumed, mainly subscriber bases. Taking account of the intercompany loans acquired from the former shareholder and the cash acquired, the net cash out was 319 million euros.

Orange Moldova

On July 2, 2007, France Telecom indirectly acquired, for a cash consideration of 103 million euros, an additional stake in Orange Moldova, bringing its total stake to 94.3%. Goodwill relating to this transaction amounted to 85 million euros.

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VOXmobile

On July 2, 2007, Mobistar, which is 50.17% owned by France Telecom, acquired 90% of Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. After analysis of the agreements between the parties regarding the remaining 10% interest, France Telecom was deemed to have acquired 100% of VOXmobile. Goodwill relating to the transaction amounted to 71 million euros, after recognizing 11 million euros of identifiable assets acquired and liabilities assumed.

Acquisition of Groupe Silicomp

On January 4, 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris S.A., for a cash consideration of 50 million euros. Groupe Silicomp provides services in consulting, creation of software, and development and implementation of network infrastructures. Pursuant to the standing market offer (garantie de cours) launched from February 7 through February 27, 2007 at a price per share equal to the price paid for the controlling block, France Telecom acquired an additional 36.5% stake of Groupe Silicomp for 43 million euros. At December 31, 2007, France Telecom owned 96.1% of the shares. Goodwill relating to the transaction amounted to 70 million euros, after recognizing identifiable assets acquired and liabilities assumed. Taking account of the cash acquired, the net cash out of the acquisition amounted to 96 million euros.

Main disposals

Sale of Orange’s Dutch mobile and Internet businesses

On October 1, 2007, France Telecom sold its Dutch mobile and Internet subsidiaries to Deutsche Telekom for a total of 1,317 million euros, net of disposal costs. The net gain on disposal before tax was 299 million euros (see Note 6 Gains ans losses on disposals of assets). Taking account of the cash sold, the net proceeds amounted to 1,306 million euros.

Sale of the shareholding in Bluebirds

In 2007, pursuant to the disposal by Bluebirds of its interest in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and disposed of all its interests in Bluebirds in May 2007. The net gain on disposal before tax was 104 million euros (see Note 6 Gains and losses on disposals of assets).

Other changes in the scope of consolidation

One

On October 2, 2007, the consortium formed between the investment fund Mid Europa Partners and France Telecom acquired the entire share capital of One GmbH for an enterprise value of 1.4 billion euros. The amount received by France Telecom for the sale of its 17.5% interest in One GmbH and the reimbursement of its shareholder’s loan will be partially reinvested in order to obtain an indirect 35% stake in One GmbH. The proceeds of this transaction amounted to 36 million euros, net of costs (see Notes 6 Gains and losses on disposals of assets and 15 Interests in associates). The transaction had a net positive effect of 82 million euros on cash flow.

Increase of ownership interest in TP Group

During 2007, TP S.A. purchased 2% of its own shares for a total of 185 million euros. As a result, France Telecom’s ownership interest in TP S.A. rose from 47.5% to 48.6%. Goodwill relating to this transaction amounted to 37 million euros.

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NOTE 4  Revenues

(in million of euros)	2009	2008	2007
France	23,639	23,726	23,267
Personal Communication Services - France	10,757	10,506	9,988
Home Communication Services - France	14,076	14,374	14,404
Intra-segment eliminations	(1,194)	(1,154)	(1,125)
Spain	3,887	4,067	3,963
Personal Communication Services - Spain	3,216	3,362	3,388
Home Communication Services - Spain	671	705	575
Poland	3,831	5,184	4,825
Personal Communication Services - Poland	1,792	2,460	2,133
Home Communication Services - Poland	2,281	2,972	2,872
Intra-segment eliminations	(242)	(248)	(180)
Rest of the World	8,308	8,322	8,287
Enterprise	7,559	7,785	7,723
Fixed-line telephony and traditional data services	3,167	3,444	3,648
Enhanced business network services	2,166	2,054	1,964
Integration and outsourcing of critical communication applications	1,371	1,338	1,129
Other business services	855	949	982
International Carriers and Shared Services	1,388	1,349	1,240
International Carriers	1,208	1,171	1,109
Shared services	180	178	131
Inter-segment eliminations	(2,668)	(2,734)	(2,737)
TOTAL	45,944	47,699	46,568

France Telecom generates substantially all of its revenues from services.

NOTE 5  Operating income and expense

5.1    External purchases

External purchases comprise:

•

commercial expenses and purchases of content rights, which include purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, as well as purchases and service fees paid to content editors;

•

service fees and inter-operator costs;

•

other network expenses, which include outsourcing fees relating to technical operation and maintenance, and IT expenses;

•

other external purchases, which include overheads, real estate fees, purchases of equipment and call centre outsourcing fees, net of capitalized goods and services produced.

(in millions of euros)	2009	2008	2007
Commercial expenses and purchases of content rights (1)	(6,756)	(6,955)	(6,254)
Service fees and inter-operator costs	(6,206)	(6,566)	(6,431)
Other network expenses, IT expenses	(2,660)	(2,740)	(2,640)
Other external purchases	(3,548)	(3,632)	(3,638)
o/w rental expenses	(1,123)	(1,081)	(1,077)
TOTAL EXTERNAL PURCHASES	(19,170)	(19,893)	(18,963)

(1)

Advertising, promotional, sponsoring and rebranding costs amounted to (980) million euros at December 31, 2009, (1,118) million at December 31, 2008 and (1,026) million euros at December 31, 2007. Purchase of content rights amounted to (559) million euros at December 31, 2009, (388) million at December 31, 2008 and (165) million euros at December 31, 2007.

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5.2    Other operating income

Other operating income includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages, as well as penalties and reimbursements received.

(in millions of euros)	2009	2008	2007
TOTAL OTHER OPERATING INCOME	560	604	680

5.3    Other operating expenses

Other operating expenses primarily include:

(in millions of euros)	2009	2008	2007
Business tax	(858)	(886)	(972)
Frequency use charges	(278)	(264)	(254)
Other taxes	(523)	(393)	(343)
Allowances and losses on trade receivables	(306)	(333)	(315)
Other charges	(323)	(234)	(329)
TOTAL OTHER OPERATING EXPENSES	(2,288)	(2,110)	(2,213)

5.4    Labour expenses

(in millions of euros)	Note	2009	2008	2007
Average number of employees (1) (full-time equivalents) (unaudited)		167,148	171,718	172,906
Wages and employee benefit expenses		(8,744)	(8,136)	(8,278)
o/w
• Wages and salaries		(5,978)	(5,978)	(6,059)
• Social security charges		(2,033)	(2,059)	(2,095)
• French part-time for seniors plan	24.2	(569)	-	-
• Capitalized costs (2)		512	551	512
• Other labour expenses (3)		(676)	(650)	(636)
Employee profit sharing		(300)	(319)	(359)
Share-based compensation	27	(50)	(81)	(277)
o/w
• Free Share Award Plans		(40)	(57)	(149)
• Employee shareholding plan		-	-	(106)
• Stock option plans		(10)	(24)	(22)
TOTAL LABOUR EXPENSES		(9,094)	(8,536)	(8,914)

(1)

Of whom approximately 38.4% are French civil servants at December 31, 2009 compared with 39.0% at December 31, 2008 and 40.6% at December 31, 2007.

(2)

Capitalized labour expenses correspond to labour expenses included in the cost of assets produced by the Group.

(3)

Other labour expenses comprise other short-term allowances and benefits and payroll taxes.

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NOTE 6  Gains and losses on disposals of assets

The main disposals are set out in Note 3.

The net gain (loss) on disposals of assets amounted to (4) million euros in 2009, compared with (29) million euros in 2008. In 2007, the net gain (loss) on disposals of assets was 775 million euros, primarily from the disposal of the investments in Tower Participations (307 million euros), Bluebirds (104 million euros) and One (36 million euros), and from the sale of Orange’s Dutch mobile and Internet businesses (299 million euros).

NOTE 7  Restructuring costs

Restructuring costs, net of restructuring provision reversals, break down as follows:

(in millions of euros)	Note	2009	2008	2007
Public service secondment costs in France		(29)	(69)	(66)
Early retirement plan in France	24.3	(2)	(35)	19
Other restructuring costs		(182)	(338)	(140)
o/w France Telecom S.A.		(122)	(185)	(97)
o/w TP S.A.		(5)	(49)	-
o/w FT España		(2)	(38)	-
o/w Equant		(23)	(16)	(24)
TOTAL		(213)	(442)	(187)

NOTE 8  Impairment

8.1    Definition of cash-generating units (CGUs) and level of goodwill impairment testing

During the accounting periods presented, the France Telecom Group had just under forty main CGUs, generally corresponding to a fixed-line/Internet or mobile operation in a particular country. Depending on the country, convergence is gradually leading towards the merger of the cash-generating units.

Since January 1, 2009, with the application of IFRS 8 and new segment reporting (see Note 1.2), France Telecom has carried out impairment tests on its assets, including goodwill, at the operating segment level (France, Enterprise, United Kingdom, Spain and Poland) or at the level of the countries of the segment presented under Rest of the World.

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8.2    Goodwill

The main values of goodwill and of intangible assets with an indefinite useful life appear below. The periods presented are shown in the format of the test level adopted since January 1, 2009:

(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life (1)
At December 31, 2009	net book value	o/w impairment loss
France	15,305	(13)
United Kingdom	1,517	(1,786)
Poland	1,788	(1,307)	194
Spain	4,723	(114)
Rest of the World:
Romania	1,806
Belgium	1,006
Slovakia	806
Switzerland	673
Ivory Coast	375	(42)
Jordan	178	(43)
Other	1,037	(130)	4
Enterprise	408	(639)
International Carriers and Shared Services	68		3,133
TOTAL	29,690	(4,074)	3,331
o/w continuing operations	28,173	(2,288)	3,331
o/w assets held for sale	1,517	(1,786)	-
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life (1)
At December 31, 2008 (after IAS 36 amendment)	net book value	o/w impairment loss
France	15,302	(38)
United Kingdom	1,415	(1,665)
Poland	2,161	(893)	192
Spain	4,929	(140)
Rest of the World:
Romania	1,806
Belgium	1,006
Slovakia	806
Switzerland	672
Ivory Coast	375	(42)
Jordan	183	(44)
Other	1,176	(78)	4
Enterprise	421	(643)
International Carriers and Shared Services	49		2,961
TOTAL	30,301	(3,543)	3,157
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

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(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life (1)
At December 31, 2007 (after IAS 36 amendment)	net book value	o/w impairment loss
France	15,334	(6)
United Kingdom	1,836	(2,161)
Poland	2,464	(1,031)	222
Spain	5,032
Rest of the World:
Romania	1,806
Belgium	934
Slovakia	723
Switzerland	603
Ivory Coast	417
Jordan	178	(42)
Other	1,039		4
Enterprise	399	(642)
International Carriers and Shared Services	42		3,846
TOTAL	30,807	(3,882)	4,072
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

(in millions of euros)	Goodwill		Intangible assets with an indefinite useful life (1)
At January 1, 2007 (after IAS 36 amendment)	net book value	o/w impairment loss
France	15,334	(6)
United Kingdom	2,000	(2,362)
Poland	2,274	(969)	208
Spain	5,089
Rest of the World:
Romania	1,806
Belgium	934
Slovakia	712
Switzerland	621
Ivory Coast	417
Jordan	182	(47)	14
Other	1,276	(175)
Enterprise	308	(655)
International Carriers and Shared Services	9		4,200
TOTAL	30,962	(4,214)	4,422
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands.

8.3    Key assumptions used to determine recoverable amounts

The basis for calculating recoverable amounts are described in Note 2.10.

Trends in the economic and financial environment, competition and regulatory authorities decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

Key assumptions used to determine the value in use of assets in the telecommunication industry are similar in nature. They include:

•

market level, penetration rate and market share; decisions of regulators in terms of the access and services pricing and inter-operator tariffs; the level of commercial expenses required to renew products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues;

•

the level of investment expenditure, which may be affected by the roll-out of necessary new technologies or by decisions of regulators in terms of licenses and spectrum allocation (and the associated fees), or network deployment obligations or obligations to open up networks to competitors.

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The values assigned to each of these parameters reflect past experience and expected changes over the timeframe of the business plan. In the economic environment induced by the financial crisis that has prevailed since 2008:

•

business plans were drafted during the fourth quarter of each period in order to factor in the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine values in use may incorporate a specific risk premium to account for contingencies in the execution of certain business plans or for country risk (such as for certain African countries);

•

the perpetual growth rates used were maintained, on the whole, as in the Group’s assessment carried out at the end of 2009, the economic environment should not lead to any change in the long term outlook of its industry. Perpetual growth rates were revised for a limited number of Eastern European countries to factor in the effects of the financial crisis.

Other assumptions that influence estimated recoverable amounts are set forth below:

At December 31, 2009

	France	Poland	Spain	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	Five-year plans
	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	2.0%	2.0%	0.0%
Post-tax discount rate	7.5%	10.85%	8.25%	11.25%	8.5%
Pre-tax discount rate	11.2%	12.7%	10.2%	12.95%	13.0%

In accordance with IFRS 5, the recoverable amount of assets held for sale in the United Kingdom was determined by reference to fair value less costs to sell, as measured on the basis of France Telecom’s share in the enterprise value of the Orange United Kingdom and T-Mobile UK joint venture that is in the process of being created.

At December 31, 2008

	France (fixed-line and mobile)	United Kingdom (mobile)	Poland (fixed-line and mobile)	Spain (mobile)	Romania (mobile)	Enterprise
Basis of recoverable amount	Fair value (f) Value in use (m)	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	Five-year plans
	Discounted cash flow
Growth rate to perpetuity	0.0% (f) 1.0% (m)	2.0%	0.0% (f) 3.0% (m)	2.0% (m)	4.0%	0.0%
Post-tax discount rate	7.5%(f) 8.25% (m)	8.75%	11.0%	8.25%	11.0%	10.0%
Pre-tax discount rate	n/a (f) 12.1% (m)	10.9%	12.1% (f) 13.1% (m)	10.3%	12.5%	15.8%

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At December 31, 2007

	France (fixed-line and mobile)	United Kingdom (mobile)	Poland (fixed-line and mobile)	Spain (mobile)	Enterprise
Basis of recoverable amount	Fair value	Fair value	Value in use	Value in use	Value in use
Source used	Five-year plan	Plans	Five-year plans	Five -year plans	Five -year plans
	Discounted cash flow	EBITDA multiples	Discounted cash flow	Discounted cash flow	Discounted cash flow
Growth rate to perpetuity	0.0% (f) 1.0% (m)	n/a	0.0% (f) 3.0% (m)	2.0%	0.0%
Post-tax discount rate	7.7%	n/a	11.0%	8.25%	8.5%
Pre-tax discount rate	n/a	n/a	13.1% to 13.5%	10.7%	14.0%

In accordance with IAS 36, the basis used for impairment testing (fair value or value in use) may vary from one period to another; the recoverable amount is the higher of estimated value in use and fair value.

8.4    Sensitivity of recoverable amounts

At the end of 2009, the analysis of recoverable amounts for the main entities led to appreciate their sensitivity to the main assumptions:

•

in France, Romania and Enterprise, the Group considered it improbable that there would be a change in valuation parameters that would bring the recoverable amount into line with their book value;

•

in Poland, for which an impairment was booked in 2009, any decline in estimated value in use would be liable to result in an additional impairment for the France Telecom’s share in TP. A change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 200 to 250 million euros for the France Telecom’s share in TP. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 100 to 200 million euros for the France Telecom’s share in TP. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by 200 to 300 million euros for the France Telecom’s share in TP;

•

in Spain, value in use is close to the book value and any future performance that would fall slightly short of that used to determine value in use, for example due to a persistently poor outlook for the economic environment in Spain, would be liable to result in an impairment. A change of plus or minus 0.50% in the post-tax discount rate would increase or decrease the recoverable amount by 500 to 700 million euros. Likewise, a change of plus or minus 0.50% in the perpetual growth rate would increase or decrease the recoverable amount by 400 to 600 million euros. Lastly, a 10% increase or decrease in cash flows after the fifth year would increase or decrease the recoverable amount by approximately 600 million euros.

8.5    Impairment, net of reversals

(in millions of euros)	December 31, 2009			December 31, 2008			December 31, 2007
	Goodwill	Assets with a Finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a Finite useful life	Assets with an indefinite useful life	Goodwill	Assets with a Finite useful life	Assets with an indefinite useful life
Poland	(400)	(8)	-	-	31	-	-	1	-
Spain		(2)	-	(140)	(2)	-	-	(1)	-
Ivory Coast			-	(42)	-	-	-	-	-
Other	(49)	(59)	-	(88)	(38)	-	(26)	(77)	(30)
TOTAL	(449)	(69)	-	(270)	(9)	-	(26)	(77)	(30)

At December 31, 2009,

In Poland, the 400 million euros charge for France Telecom’s share in TP reflects the effects of regulatory pressure and increasing competition on projected cash flows.

At December 31, 2008,

In Spain, the 140 million euro impairment charge of the fixed-line market reflects a material decline in the market valuation of revenues per broadband subscriber based on comparable transactions.

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NOTE 9  Gains and losses related to financial assets and liabilities

(in millions of euros)	2009
	Finance costs, net						Operating income		Other compre-hensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange Gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	4	4	(2)	4		-	-	32
Loans and receivables	-	37	37	264	29		2	(254)(3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	110	110	71	-		-	-	-
Liabilities at amortized cost (1)	(2,280)(2)	-	(2,280)	(181)	-		(23)	0	-
Financial liabilities at fair value through profit or loss, excluding derivatives	30	-	30	(23)(5)	-		-	-	-
Derivatives	(43)	(18)	(61)	(194)	-		(3)	-	(173)
Discounting expense	-	-	-	-	(107)		-	-	-
Gains and losses of continuing activities	(2,293)	133	(2,160)	(65)	(74)	(2,299)	(24)	(254)	(141)
Gains and losses of discontinued operations (4)	(12)	-	(12)	(2)	17	3	18	(87)	(54)

(1)

Including the change in fair value of hedged liabilities.

(2)

Including redemptions of perpetual bonds redeemable for shares (TDIRA) for (27) million euros.

(3)

Mainly receivables written off for (422) million euros, 117 million euros from net changes in provisions for impairment of accounts receivable, and various interest on receivables for 54 million euros.

(4)

Relates to assets held for sale in the UK (see Note 11, Discontinued operations).

(5)

Foreign exchange loss of (23) million euros arising from increased valuation of ECMS public tender offer.

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(in millions of euros)	2008
	Finance costs, net						Operating income		Other compre-hensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	4	4	4	4		-	1	(54)
Loans and receivables	-	93	93	(965)	58		(10)	(302)(4)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	170	170	(86)	-		-	-	-
Liabilities at amortized cost (1)	(2,653)(2)	-	(2,653)	713	-		10	(3)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	24	-	24	-	-		-	-	-
Derivatives	(445)(3)	-	(445)	280	-		84	-	379
Discounting expense	-	-	-	-	(158)		-	-	-
Gains and losses of continuing activities	(3,074)	267	(2,807)	(54)	(96)	(2,957)	84	(304)	325
Gains and losses of discontinued operations (5)	(69)	-	(69)	(8)	47	(30)	6	(32)	54

(1)

Including the change in fair value of hedged liabilities.

(2)

Including redemptions of perpetual bonds redeemable for shares (TDIRA) of (26) million euros.

(3)

Including the (381) million euros change in fair value of the price guarantee given to the minority shareholders of FT España.

(4)

Mainly receivables written off for (369) million euros and various interest on receivables for 77 million euros.

(5)

Relates to assets held for sale in the UK (see Note 11, Discontinued operations).

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(in millions of euros)	2007
	Finance costs, net						Operating income		Other compre-hensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	-	-	-	(6)	5		-	-	(38)
Loans and receivables	-	25	25	(439)	43		(28)	(219)(3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	256	256	-	-		-	-	-
Liabilities at amortized cost (1)	(2,856) (2)	-	(2,856)	1,184	-		30	(2)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	(32)	-	(32)	-	-		-	-	-
Derivatives	31	-	31	(729)	-		(7)	-	319
Discounting expense	-	-	-	-	(129)		-	-	-
Gains and losses of continuing activities	(2,857)	281	(2,576)	10	(81)	(2,647)	(5)	(221)	281
Gains and losses of discontinued operations (4)	(96)	1	(95)	(14)	106	(3)	(1)	(67)	-

(1)

Including the change in fair value of hedged liabilities.

(2)

Including redemptions of perpetual bonds redeemable for shares (TDIRA) for (64) million euros.

(3)

Mainly receivables written off for (319) million euros and various interest on receivables for 96 million euros.

(4)

Relates to assets held for sale in the UK (see Note 11, Discontinued operations).

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NOTE 10  Income tax

10.1   Income tax recognized in profit or loss

Income tax benefit / (charge)

The Group’s income tax charge amounts to (2,338) million euros, including (43) million euros attributable to assets held for sale. The breakdown of the tax charge by tax consolidation group and/or by region is the following:

	2009	2008	2007
France tax group	(1,673)	(1,971)	(499)
• Current taxes	(29)	(46)	3
• Deferred taxes	(1,644)	(1,925)	(502)
UK	(88)	(89)	195
• Current taxes	(31)	(118)	78
• Deferred taxes	(57)	29	117
Spain	1	(619)	(494)
• Current taxes	1	-	22
• Deferred taxes	0	(619)	(516)
TP Group	(74)	(116)	(147)
• Current taxes	(100)	(160)	(174)
• Deferred taxes	26	44	27
Other subsidiaries	(461)	(105)	(300)
• Current taxes	(481)	(478)	(457)
• Deferred taxes	20	373	157
Tax charge for continuing operations	(2,295)	(2,899)	(1,245)
• Current taxes	(640)	(801)	(528)
• Deferred taxes	(1,655)	(2,098)	(717)
Tax charge for assets held for sale	(43)	107	(85)
• Current taxes	(45)	117	(81)
• Deferred taxes	2	(10)	(4)

France tax group

In 2009, the tax charge for the French tax group amounted to (1,673) million euros, including a deferred tax charge of (1,644) million euros primarily resulting from the reversal of deferred tax assets as a consequence of the utilization of tax losses carried forward.

In 2008, the tax charge for the French tax group also mainly included the deferred tax charge arising from the utilization of tax losses carried forward which were previously recognized as tax assets.

In 2007, the tax charge for the French tax group comprised a deferred tax charge of (2,172) million euros corresponding to the reversal of deferred tax assets previously recognized as regards tax loss carryforwards and a deferred tax income of 1,573 million euros that was booked as a consequence of the reassessment of the recoverability horizon.

During 2009, the Group continued to exchange correspondence and to hold meetings with French tax authorities representatives to resolve tax reassessments notified in previous years following the tax audits for the years 2000 to 2005. As a result, the Group accepted certain tax adjustments which did not have a material impact on its financial statements. Other tax adjustments were contested and appealed (in 2009, one such appeal was filed with the Commission Nationale des Impôts Directs which is expected to issue a recommendation during the first half of 2010); in accordance with the rules of procedure, the Company may be required to provide a bank guarantee in this respect. In accordance with the accounting principles set out in the last subparagraph of Note 2.17, France Telecom has calculated the tax assets and liabilities recognized in the statement of financial position based on the technical merits of the positions it defends vis-à-vis the tax authorities.

Spain

In 2009, the current tax was zero as well as the deferred tax charge. Indeed, the tax losses generated during 2009 did not give rise to the recognition of any additional deferred tax asset.

In 2008 and 2007, the deferred tax charge relates to the reassessment of the recoverability horizon for Spanish tax assets.

Other tax entities

In 2008, a net deferred tax income of 406 million euros was recognized within other tax entities that evidenced the probable nature of their future taxable profits.

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France Telecom Group tax proof

The applicable income tax rate in France is 33.33%, plus an additional contribution which increases it to 34.43%.

The reconciliation between the theoretical tax calculated based on the French statutory tax rate and effective income tax expense on continuing operations is as follows:

(in millions of euros)	2009	2008	2007
Net income of continuing operations before tax	5,560	6,988	7,893
Impairment of goodwill	449	270	26
Net income from continuing operations before tax and impairment of goodwill	6,009	7,258	7,919
Statutory income tax rate	34.43%	34.43%	34.43%
Theoretical tax	(2,069)	(2,499)	(2,727)
Share of profits (losses) of associates	8	(73)	1
Recognition of share-based compensation	(3)	(9)	(30)
Reassessment of deferred tax assets	(200)	(268)	809
Difference in tax rates	239	309	267
Change in local tax rate	-	(3)	84
Capital gains and losses of equity investments not taxable at the current tax rate	-	1	283
Permanent differences	(270)	(357)	68
Effective tax on continuing operations	(2,295)	(2,899)	(1,245)
Effective tax on assets held for sale	(43)	107	(85)

10.2   Corporate income tax on components of other comprehensive income

(in millions of euros)	December 31, 2009			December 31, 2008			December 31, 2007
	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Assets available for sale	32	-	32	(54)	-	(54)	(38)	-	(38)
Cash flow hedges	(173)	62	(111)	405	(145)	260	319	(108)	211
Net investment hedges	-	-	-	(26)	-	(26)	-	-	-
Translation adjustments	(136)	-	(136)	(1,001)	-	(1,001)	255	-	255
Components of comprehensive income of associates	(5)	-	(5)	-	-	-	-	-	-
TOTAL	(282)	62	(220)	(676)	(145)	(821)	536	(108)	428

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10.3   Tax position in statement of financial position

(in millions of euros)	December 31, 2009			December 31, 2008			December 31, 2007
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current taxes	12	61	(49)	11	22	(11)	51	23	28
• Deferred taxes	2,666	-	2,666	4,060	-	4,060	6,003	-	6,003
UK
• Current taxes	33	-	33	-	12	(12)	-	8	(8)
• Deferred taxes	-	877	(877)	-	1,003	(1,003)	-	1,322	(1,322)
Spain
• Current taxes	1	-	1	-	-	-	-	-	-
• Deferred taxes	419	85	334	461	127	334	1,038	85	953
TP Group
• Current taxes	6	1	5	40	3	36	14	4	10
• Deferred taxes	87	-	87	62	-	62	28	-	28
Other subsidiaries
• Current taxes	90	243	(153)	93	240	(147)	46	296	(250)
• Deferred taxes	567	128	439	559	158	401	204	132	72
Total tax on continuing operations
• Current taxes	142	305	(163)	144	277	(133)	111	331	(220)
• Deferred taxes	3,739	1,090	2,649	5,142	1,288	3,854	7,273	1,539	5,734
Total tax on assets held for sale
• Current taxes	-	93	(93)	-	-	-	-	-	-
• Deferred taxes	-	237	(237)	-	-	-	-	-	-

Tax assets and liabilities by type of temporary difference

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
	Net	Net	Net
Provisions for early retirement plans	426	411	618
Fixed assets	(616)	(813)	(881)
Tax loss carryforwards	2,012	3,709	5,408
Other differences	827	547	589
Net deferred taxes on continuing operations	2,649	3,854	5,734

At December 31, 2009, unrecognized deferred tax assets for the France Telecom Group amounted to 5.7 billion euros (5.4 billion euros in 2008 and 4.8 billion euros in 2007), mainly comprising tax loss carryforwards located in many jurisdictions and that were not recognized in the consolidated financial statements in accordance with the accounting policies described in Note 2.17.

Changes in Group net deferred taxes

(in millions of euros)	2009	2008	2007
Opening balance (asset position)	3,854	5,734	6,402
Changes in the scope of consolidation	(2)	(50)	(11)
Recognition through net income	(1,655)	(2,108)	(721)
Recognition through equity	87	(24)	(106)
Translation adjustments and other items	128	302	170
Impact of assets held for sale	237	-	-
Closing balance (asset position)	2,649	3,854	5,734

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NOTE 11  Discontinued operations, assets held for sale and liabilities related to assets held for sale

The companies in the United Kingdom that will be transferred to the joint venture with Deutsche Telekom are treated as discontinued operations.

The reclassifications in the consolidated statement of financial position at December 31, 2009 and in the income statements for the years 2007, 2008 and 2009 are shown in the note “Segment Information”. Transactions between discontinued operations and the rest of the France Telecom Group are accounted for before elimination of intra-group transactions so as to reflect the future discontinued activities.

Cash flows from discontinued operations

Information on cash flows generated should be read in conjunction with the following information:

•

figures are presented after intercompany eliminations within the disposal group;

•

financing flows reflect changes in external debt, the net change in financing accounts with the rest of the group, and capital transactions with shareholders (dividends, capital increase);

•

the change in external cash.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Cash provided by operating activities	941	1,140	1,033
Cash used in investing activities	(406)	(463)	(488)
Cash used in financing activities	(554)	(663)	(540)
Net change in cash and cash equivalents	(19)	14	5

Cash flows over the three accounting periods are presented in a similar manner. 2009 financing flows do not include the recapitalization needed to restore the net debt position of the entities to be transferred to the joint venture to the contractually stipulated amount of 1,250 million pounds sterling (1,407 million euros) net of operating cash flows generated (as defined in Note 28.7) since July 1, 2009 (approximately 172 million euros at December 31, 2009).

Consolidated statement of financial position at December 31, 2009

In the presentation of assets held for sale, the net debt of the entities to be transferred was reduced to the contractually stipulated amount of 1,250 million pounds sterling (1,407 million euros). This debt is presented in the line item “Other non-current liabilities” in segment reporting. The cash arising from the operating cash flows of 172 million euros generated since July 1, 2009 as well as that to be transferred to the joint venture is included under “Other current assets”.

The counterpart for this liability and this asset is presented in the rest of the France Telecom Group.

(in millions of euros)	Balance in the statement of financial position	Of which net financial debt with the Group
Liabilities related to assets held for sale (a)	3,180	1,407
Assets held for sale (b)	8,264	172
Net financial debt of assets held for sale (a)-(b)		1,235

In the consolidated statement of changes in shareholders’ equity, the components of other comprehensive income from discontinued operations amounts to (1,023) million euros and consists of translation adjustments.

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NOTE 12  Goodwill

(in millions of euros)	December 31, 2009			December 31, 2008	December 31, 2007	January 1, 2007
	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value	Net book value
France	15,318	(13)	15,305	15,302	15,334	15,334
United Kingdom	-	-	-	1,415	1,836	2,000
Poland	3,095	(1,307)	1,788	2,161	2,464	2,274
Spain	4,837	(114)	4,723	4,929	5,032	5,089
Rest of the World	6,096	(215)	5,881	6,024	5,700	5,948
Enterprise	1,047	(639)	408	421	399	308
International Carriers and Shared Services	68	-	68	49	42	9
TOTAL	30,461	(2,288)	28,173	30,301	30,807	30,962

Movements in the net book value of goodwill are as follows:

(in millions of euros)		2009	2008	2007
Opening balance		30,301	30,807	30,962
Acquisitions (1)	Note 3	36	366	436
Disposals (2)	Note 3	-	(5)	(334)
Impairment	Note 8	(449)	(271)	(26)
Translation adjustment		70	(602)	(106)
Reclassifications and other items (3)		(268)	6	(125)
Reclassification to assets held for sale		(1,517)	-	-
Closing balance		28,173	30,301	30,807

(1)

Including, in 2008, Telkom Kenya for 157 million euros, Mobistar for 71 million euros and TP Group for 39 million euros. Including, in 2007, FT España ISP (Ya.com) for 125 million euros, Orange Moldova for 85 million euros, VOXmobile for 71 million euros and Groupe Silicomp for 70 million euros.

(2)

In 2007, (334) million euros relating to the sale of Orange’s Dutch mobile and Internet businesses.

(3)

Mostly relating to transactions involving the Spanish entities.

NOTE 13  Other intangible assets

(in millions of euros)	December 31, 2009				December 31, 2008	December 31, 2007
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Net book value
Telecommunication licenses	3,715	(1,382)	-	2,333	5,909	7,172
Brands	4,101	-	(721)	3,380 (1)	3,217	4,090
Subscriber bases	4,456	(3,622)	(32)	802 (2)	1,232	1,671
Software	9,294	(5,821)	(37)	3,436	3,734	3,442
Other intangible assets	881	(290)	(166)	425	359	283
TOTAL	22,447	(11,115)	(956)	10,376	14,451	16,658

(1)

Including, at December 31, 2009, the Orange brand for 3,133 million euros and the TP brand for 194 million euros.

(2)

Including, at December 31, 2009, FT España for 690 million euros, the Jordanian entities for 71 million euros and Sonatel for 15 million euros.

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Movements in the net book value of other intangible assets were as follows:

(in millions of euros)	2009	2008	2007
Opening balance	14,451	16,658	18,713
Acquisitions of other intangible assets (1)	1,500	1,883	1,693
Impact of changes in the scope of consolidation (2)	38	238	(220)
Disposals	(10)	(15)	(10)
Depreciation and amortization (3)	(2,305)	(2,365)	(2,532)
Impairment	(49)	(13)	(37)
Translation adjustment (4)	413	(2,134)	(801)
Reclassifications and other items	94	199	(148)
Reclassification to assets held for sale	(3,756)	-	-
Closing balance	10,376	14,451	16,658

(1)

In 2009, this item mainly relates to software for 1,381 million euros and licenses for 58 million euros. In 2008, this item mainly related to software for 1,530 million euros and licenses for 273 million euros. In 2007, this item mainly related to software for 1,477 million euros.

(2)

In 2008, this item mainly related to the acquisition of Telkom Kenya for 120 million euros and the acquisition of Orange Uganda for 68 million euros. In 2007, this item mainly related to the sale of the Dutch businesses for an amount of (374) million euros and the acquisition of FT España ISP (Ya.com) for 92 million euros.

(3)

In 2009, this item mainly relates to telecommunication licenses for (475) million euros and subscriber bases for (416) million euros, (respectively, (551) million euros and (468) million euros in 2008 and (624) million euros and (531) million euros in 2007).

(4)

In 2009, this item mainly relates to Orange in United Kingdom for 439 million euros, ((2,020) million euros in 2008 and (828) million euros in 2007).

Information on telecommunication licenses at December 31, 2009

France Telecom’s commitments under licenses awarded are disclosed in Note 31.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
GSM	181	152	10.2
UMTS	639	439	10.2
Spain	820	591
GSM	281	210	11.3
UMTS	629	426	11.6
France	910	636
GSM (2 licenses)	148	15	3.8 to 4.7
UMTS	398	303	13.9
Poland	546	318
Belgium, Egypt and others	1,439	788
Total telecommunication licenses	3,715	2,333
(1) In number of years, at December 31, 2009.

Capitalized expenditure during the year

(in millions of euros)	2009	2008	2007
External purchases	419	484	463
Labour expenses	260	337	317
Others	7	-	-
TOTAL	686	821	780

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NOTE 14  Property, plant and equipment

(in millions of euros)	December 31, 2009				December 31, 2008	December 31, 2007
	Gross value	Accumulated depreciation and amortization	Impairment	Net book value	Net book value	Net book value
Land and buildings	6,851	(3,396)	(382)	3,073	3,090	3,098
Networks and handsets	69,923	(49,975)	(241)	19,707	21,600	23,002
IT equipment	3,791	(2,975)	(18)	798	950	1,149
Other property, plant and equipment	1,564	(793)	(28)	743	894	600
TOTAL	82,129	(57,139)	(669)	24,321	26,534	27,849

Movements in the net book value of property, plant and equipment were as follows:

(in millions of euros)	2009	2008	2007
Opening balance	26,534	27,849	28,222
Acquisitions of property, plant and equipment (1)	4,387	5,433	5,415
Impact of changes in the scope of consolidation (2)	3	123	(290)
Disposals and retirements	(54)	(226)	(82)
Depreciation and amortization (3)	(4,799)	(5,411)	(5,579)
Impairment	(20)	4	(70)
Translation adjustment (4)	92	(1,146)	16
Reclassifications and other items	(27)	(92)	217
Reclassification to assets held for sale	(1,795)	-	-
Closing balance	24,321	26,534	27,849

(1)

In 2009, this item mainly relates to networks and handsets for 3,578 million euros (4,161 million euros in 2008 and 4,481 million euros in 2007). Including 170 million euros acquired under finance leases at December 31, 2009 (176 million euros at December 31, 2008 and 44 million euros at December 31, 2007).

(2)

In 2008, this item mainly related to the acquisition of Telkom Kenya. In 2007, this item related to the sale of the Dutch businesses for (418) million euros and the acquisition of FT España ISP (Ya.com) for 97 million euros.

(3)

In 2009, this item mainly relates to networks and handsets for (3,951) million euros ((4,615) million euros in 2008 and (4,834) million euros in 2007).

(4)

In 2009, this item mainly relates to Orange in United Kingdom for 129 million euros (in 2008, TP Group for (720) million euros and Orange in the United Kingdom for (532) million euros).

Property, plant and equipment held under finance leases

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
	Net book value	Net book value	Net book value
Land and buildings	416	300	195
Networks and handsets	153	288	363
IT equipment and others	10	14	15
TOTAL	579	602	573

Capitalized expenditure during the year

(in millions of euros)	2009	2008	2007
External purchases	497	665	691
Labour expenses	252	269	258
Others	(6)	68	64
TOTAL	743	1,002	1,013

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NOTE 15  Interests in associates

15.1   Interests in associates

The net book values of France Telecom’s investments in associates are as follows:

(in millions of euros) Company	Main activity	% interest December 31, 2009	December 31, 2009	December 31, 2008	December 31, 2007
Sonaecom	Telecommunications operator in Portugal	20%	134	84	273
Orange Austria subgroup (ex-One)	Telecommunications operator in Austria	35%	-	-	-
Compagnie Européenne de Téléphonie	Distributor	61.37%	51	54	-
Orange Tunisie	Telecommunications operator in Tunisia	49%	91	-	-
Other		-	16	34	9
TOTAL			292	172	282

(in millions of euros)	2009	2008	2007
Opening balance	172	282	360
Dividends	-	-	(1)
Share of profits (losses)	(23)	(12)	4
Impairment (1)	46	(199)	-
Acquisitions (2)	116	107	-
Disposals of investments	(17)	(6)	(35)
Other impact of changes in scope of consolidation	5	-	(46)
Translation adjustment	(5)	-	-
Reclassification to assets held for sale	(2)	-	-
Closing balance	292	172	282
(1) Relates to Sonaecom. (2) Including Orange Tunisie for 95 million euros in 2009. Including Compagnie Européenne de Téléphonie for 68 million euros in 2008.

15.2   Main financial aggregates - interests in associates

Unless otherwise indicated, the main financial aggregates for 100% of each associate as of December 31st were as follows:

Sonaecom

France Telecom’s ownership interest in Sonaecom was 20% at December 31, 2009 (20% at December 31, 2008, 19.19% at December 31, 2007).

The main financial aggregates for Sonaecom are as follows:

(in millions of euros)	2009 (1)	2008	2007
Revenues	717	976	893
Net income	3	5	37
Total assets	1,966	1,973	1,759
Equity	933	929	935
France Telecom share in equity	187	186	179
(1) Latest figures reported for the nine months ended September 30, 2009 (unaudited).

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Orange Austria subgroup (ex-One)

In October 2007, One, which has since been renamed Orange Austria subgroup, underwent a Leveraged Buy Out (LBO). France Telecom’s share of the total cash consideration received was 154 million euros on the transaction date.

At the same time, France Telecom and the Mid Europa Partners (MEP) investment fund entered into an investment agreement through which France Telecom invested 108 million euros in Orange Austria subgroup, giving it an interest of 35% in Orange Austria subgroup, compared with its 17.45% stake in One before the LBO.

Other than the shares pledged as collateral, France Telecom provided no guarantee for any liability, nor entered into any agreement that would require it to provide financial support to Orange Austria subgroup in any manner whatsoever.

France Telecom’s ownership interest in Orange Austria subgroup was 35% at December 31, 2009, 2008 and 2007.

The main financial aggregates for Orange Austria subgroup are as follows:

(in millions of euros)	2009	2008	2007 (1)
Revenues	595	615	164
Net income	(32)	(82)	(73)
Total assets	759	878	895
Non-current financial liabilities	1,250	1,264	1,235
Equity	(657)	(626)	(544)
France Telecom share in equity	(230)	(219)	(190)
(1) 3 months to December 31, 2007.

Based on the terms of this transaction, France Telecom deemed that its stake in Orange Austria subgroup is identical to the stake it previously held in One, plus a cash distribution, as Orange Austria subgroup is the same company as One, only more leveraged. Equity recognized on the LBO transaction date amounted to (471) million euros for 100%, representing One’s pre-LBO equity less 774 million euros of distributions paid to One’s historical shareholders (net of the amount reinvested by France Telecom) plus the 200 million euro investment of the new shareholder, MEP. Given negative equity and the absence of commitment, the contribution to the consolidated financial statements is nil. The distribution, net of France Telecom’s reinvestment, was first recorded as a reduction of the carrying amount (10 million euros before the transaction), and the amount of 36 million euros in excess of this value was recognized as a gain.

France Telecom will subsequently start to recognize a share of income in Orange Austria subgroup only when France Telecom’s share of Orange Austria subgroup’s cumulative net income equals the gain recognized in the transaction, in accordance with IAS 28. The share of total net income for the Orange Austria subgroup that is not included in the consolidated financial statements of the France Telecom Group amounted to (66) million euros, including (11) million euros for 2009, (29) million euros for 2008 and (26) million euros for 2007.

Compagnie Européenne de Téléphonie (CET)

France Telecom Group owns 48.5% of CET alongside Compagnie du Téléphone (CDT). In September 2009, the Group acquired 24.99% of CDT, thereby increasing its financial interest in CET to 61.37%.

This ownership structure and an analysis of the respective rights of the shareholders indicate that the Group has only significant influence over CET.

The main financial aggregates for CET are as follows:

(in millions of euros)	2009 (1)	2008
Revenues	160	183
Net income	(37)	(45)
Total assets	NC	198
Equity	(100)	(63)
France Telecom share in equity	(62)	(31)

(1)

The share of CET’s earnings recognized in the consolidated financial statements for the year ended December 31, 2009 was determined based on an estimate of the net income of CET, whose closing date occurs after France Telecom Group reports its financial results.

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Orange Tunisie

The ownership interest in Orange Tunisie is 49% at December 31, 2009.

The main financial aggregates for Orange Tunisie are as follows:

(in millions of euros)	2009(1)
Revenues	8
Net income	(2)
Total assets	212
Equity	137
France Telecom share in equity	67
(1) 5 months at December 31, 2009.

NOTE 16  Assets available for sale

(in millions of euros)		December 31, 2009	December 31, 2008	December 31, 2007
	% interest	Fair value	Fair value	Fair value
Bull S.A. (1)	10%	30	11	37
Steria (1)	3%	10	4	12
Freenet AG (ex MobilCom) (1)	1%	6	2	10
Telkom Kenya (2)	40%	-	-	244
Investment funds (3)	-	37	44	65
Other companies	-	50	52	45
Total non-consolidated investments		133	113	413
Deposits related to QTE leases and similar items (4)	-	87	90	105
Other financial assets at fair value	-	1	-	-
Assets available for sale		221	203	518
(1) Listed companies. (2) Consolidated since 2008. (3) Mainly in research and development. (4) See Notes 22, Financial liabilities and net financial debt and 31, Unrecognized contractual commitments.

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Changes in assets available for sale are summarized in the table below:

(in millions of euros)	2009	2008	2007
Opening balance	203	518	338
Change in fair value	32	(54)	(38)
Telkom Kenya - acquisition and consolidation	-	(244)	244
Other movements	(14)	(17)	(26)
Reclassifications to assets held for sale	-	-	-
Closing balance	221	203	518

Unrealized gains and losses arising from the revaluation of the assets available for sale at fair value are recorded in other comprehensive income. When a loss is significant or lasting, it is reclassified from other comprehensive income to consolidated net income for the period. The change in fair value of the assets available for sale is summarized as follows:

(in millions of euros)	2009	2008	2007
Profit (loss) recognized in other comprehensive income during the period	33	(53)	(33)
Reclassification adjustment in net income for the period	(1)	(1)	(5)
TOTAL	32	(54)	(38)

Reserves for assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Bull S.A.	23	4	30
Steria	9	2	11
Freenet AG (ex MobilCom)	4	-	11
Others	22	20	28
TOTAL	58	26	80
of which share attributable to owners of the parent company	58	26	80
of which share attributable to non-controlling interests	-	-	-

NOTE 17  Broadcasting rights and equipment inventories

(in millions of euros)	December 31, 2009	December 31, 2008 (2)	December 31, 2007 (2)
Handset inventories	564	883	871
Other products/services sold	36	47	141
Available broadcasting rights	36	29	-
Other supplies	75	95	139
Gross value (1)	711	1,054	1,151
Depreciation	(79)	(78)	(83)
Net book value	632	976	1,068

(1)

Including Orange France stocks in channel for 113 million euros in 2009, 129 million euros in 2008 and 94 million euros in 2007.

(2)

The 2008 and 2007 figures by category have been revised to bring them in line with the classification used in 2009.

The net book value of broadcasting rights and equipment inventories reclassified as assets held for sale amounts to 123 million euros at December 31, 2009.

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NOTE 18  Loans and receivables

In the statement of financial position, loans and receivables are shown under the following headings:

(in millions of euros)	December 31, 2009			December 31, 2008	December 31, 2007
	Cost	Depreciation	Net	Net	Net
Non-current loans and receivables	2,613	(58)	2,555	1,554	1,960
Current loans and other receivables	1,088	0	1,088	63	81
Trade receivables	6,470	(976)	5,494	6,163	6,556
Cash	1,038	-	1,038	1,034	1,303
Loans and receivables	11,209	(1,034)	10,175	8,814	9,900

The net value of loans and receivables reclassified as assets held for sale was 770 million euros at December 31, 2009.

18.1   Loans and other receivables

(in millions of euros)	December 31, 2009			December 31, 2008	December 31, 2007
	Cost	Depreciation	Net	Net	Net
Cash collateral paid (1)	758	-	758	238	788
Deposit related to General Court of the European Union’s dispute (2)	964	-	964	964	757
Deposits related to securitization (3)	73	-	73	-	-
Deposits related to QTE leases and similar items	11	-	11	14	91
Loans granted to assets held for sale (4)	1,407	-	1,407	-	-
Receivables related to investments	89	(50)	39	37	69
Other (5)	399	(8)	391	364	336
Total loans and other receivables	3,701	(58)	3,643	1,617	2,041

(1)

See Note 28.5, Credit risk and counterparty risk management.

(2)

See Note 32, Litigation.

(3)

See Note 22.2, Net financial debt.

(4)

This amount represents the gross financial debt of assets held for sale (see Note 11, Discontinued operations); of which, 625 million pounds sterling will be repaid following completion of the transaction.

(5)

Mainly comprises security deposits and various loans.

The table below provides an analysis of the change in provision for loans and other receivables:

(in millions of euros)	2009	2008	2007
Opening balance	(140)	(133)	(144)
Change in provision for depreciation	85	(1)	(10)
Translation adjustment	(0)	(6)	13
Impact of changes in the scope of consolidation	-	-	8
Reclassification and other items	(3)	-	-
Reclassification to assets held for sale	(0)	-	-
Closing balance	(58)	(140)	(133)

For loans and other receivables, amounts past due but not depreciated are not material.

18.2   Trade receivables

Most of the terms of trade receivables securitization and the conditions associated with these programs are similar to those of the previous programs. As France Telecom S.A. and Orange France retain the risks related to the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,330 million euros) and the external liabilities of the securitization vehicles (807 million euros) remain on the statement of financial position.

Out this 807 million euro debt as of December 31, 2009 programs have already been renewed for 550 million euros in 2010 for two years.

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Net trade receivables are broken down as follows:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables depreciated according to their age	1,195	1,676	1,935
Trade receivables depreciated according to other criteria	349	373	988
Net trade receivables past due	1,544	2,049	2,923
Not past due	3,950	4,114	3,633
Net trade receivables	5,494	6,163	6,556

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Past due - under 180 days	929	1,339	1,591
Past due - 180 to 360 days	160	198	143
Past due - over 360 days	106	139	201
Total net trade receivables past due and depreciated according to their age	1,195	1,676	1,935

The table below provides an analysis of the change in provision for trade receivables:

(in millions of euros)	2009	2008	2007
Opening balance	(1,217)	(1,123)	(1,136)
Change in provision for depreciation	103	15	(3)
Translation adjustment	(7)	69	15
Impact of changes in the scope of consolidation	(1)	(146)	8
Reclassifications and other items	2	(32)	(7)
Reclassification to assets held for sale	144	-	-
Closing balance	(976)	(1,217)	(1,123)

422 million euros of trade receivables were written off at December 31, 2009 (421 million euros at December 31, 2008, and 379 million euros at December 31, 2007).

NOTE 19  Financial assets at fair value through profit or loss

In the statement of financial position, financial assets at fair value through profit or loss are shown under the following headings:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Non-current financial assets at fair value through profit or loss	199	106	54
Current financial assets at fair value through profit or loss, excluding cash equivalents	92	721	534
Cash equivalents	2,911	3,766	2,722
Financial assets at fair value through profit or loss	3,202	4,593	3,310

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The table below shows a breakdown of financial assets at fair value through profit or loss:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Negotiable debt securities	-	608(1)	488
Derivatives held for trading (assets) (2)	284	216	98
Other investments at fair value	7	3	2
Other financial assets at fair value through profit or loss	291	827	588
Deposits	427	1,060	89
Certificates of deposit	138	1,249	2,213
Commercial papers	-	450	344
Mutual funds (SICAV and FCP) (3)	2,112	866	69
Other	234	141	7
Cash equivalents	2,911	3,766	2,722
Financial assets at fair value through profit or loss	3,202	4,593	3,310

(1)

Matured on January 2, 2009.

(2)

See Note 23, Derivative instruments.

(3)

These investments are classified in the AMF category “Monétaires euro” and meet the criteria required for classification as cash equivalents (assets that are readily convertible into a known amount of cash and exposed to negligible risk of change in value).

Apart from derivative assets, which are classified by nature as financial assets at fair value through profit or loss, the other financial assets are included in this category, as they are short-term investments for which management and performance are evaluated on the basis of fair value.

NOTE 20  Other assets and prepaid expenses

20.1   Other assets

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
VAT receivables	1,154	1,365	1,266
Advances and downpayments (1)	168	148	348
Other	559	662	484
TOTAL	1,881	2,175	2,098
of which other non-current assets	32	32	63
of which other current assets	1,849	2,143	2,035
(1) Including, in 2007, 145 million euros relating to the purchase of buildings.

Other assets reclassified as assets held for sale amount to 9 million euros at December 31, 2009 (including 9 million euros of other current assets).

20.2   Prepaid expenses

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Prepaid external purchases	393	550	573
Other prepaid operating expenses	35	31	100
TOTAL	428	581	673

Prepaid expenses reclassified as assets held for sale amount to 289 million euros at December 31, 2009.

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NOTE 21  Equity

At December 31, 2009, France Telecom S.A.’s share capital, based on the number of issued shares, amounted to 10,594,839,096 euros, comprising 2,648,709,774 ordinary shares with a par value of 4 euros each.

At December 31, 2009, the French State owned 26.97% of France Telecom S.A.’s share capital either directly or indirectly through ERAP and in concert with the Fonds Stratégique d’Investissement and 26.99% of the voting rights.

21.1   Changes in share capital

On June 30, 2009, France Telecom S.A. issued 33,600,122 new shares at the price of 16.01 euros per share, following the option given to shareholders for payment of the balance of the dividend in France Telecom shares decided at the May 26, 2009 Shareholders’ Meetings. In accordance with the authorizations granted by the Shareholders’ Meeting, the Chairman and CEO duly recognized the associated capital increase.

During the period ended December 31, 2009, France Telecom S.A. also issued 118,416 new shares following the exercise of stock options, including:

•

45,269 shares in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occurred; and

•

73,147 shares in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments.

The issuance of these new shares will be duly recorded no later than by the date of the first Board of Directors Meeting held after December 31, 2009.

21.2   Treasury shares

During the period ended December 31, 2009, under the program authorized by the Shareholders’ Meeting of May 27, 2008, France Telecom bought back 1,200,000 shares and delivered 10,270,544 shares to unwind the free share award plan in France.

Pursuant to the authorization granted by the Shareholders’ Meeting of May 26, 2009, the Board of Directors implemented a new share buyback program (the “2009 Buyback Program”). The description of the program was described in the France Telecom registration document filed with the French Securities Regulator on 10 April 2009.

During the period ended December 31, 2009, France Telecom bought back 1,000,000 of its own shares under the 2009 Buyback Program, excluding shares bought back under the liquidity contract.

The liquidity contract entered into on May 9, 2007 with an investment services provider, in accordance with the program authorized by the Shareholders’ Meeting of May 21, 2007, was renewed on its anniversary date for a period of one year and has continued to be implemented under the 2009 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At December 31, 2009, the company held 2,042,836 of its own shares (and no shares under the terms of the liquidity contract), compared with 10,113,380 at December 31, 2008 (no shares under the terms of the liquidity contract) and 10,528,884 at December 31, 2007 (including 1,415,000 shares under the terms of the liquidity contract). Treasury shares are recorded as a reduction in equity.

21.3   Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

(in millions of euros)	2009	2008	2007
Net income of continuing operations used for calculating basic earnings per share (a)	2,797	3,666	6,129
Impact on net income of converting each category of dilutive financial instruments:
• TDIRA (1)	-	-	193
• OCEANE	-	25	25
Net income of continuing operations used for calculating diluted earnings per share (b)	2,797	3,691	6,347
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	200	403	171
Net income used for calculating basic earnings per share (a)+(c)	2,997	4,069	6,300
Net income used for calculating diluted earnings per share (b)+(c)	2,997	4,094	6,518
(1) The TDIRA, which were anti-dilutive at December 31, 2009 and December 31, 2008, were excluded from the calculation of diluted earnings per share. At December 31, 2007, the TDIRA were dilutive.

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The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

(number of shares)	December 31, 2009	December 31, 2008	December 31, 2007
Weighted average number of ordinary shares outstanding - basic	2,648,020,634	2,611,889,097	2,601,559,094
• TDIRA (1)	-	-	110,067,701
• OCEANE	72,358	42,260,020	44,688,733
France Telecom stock option plans and similar items (2)	1,025,869	2,419,249	3,901,336
Treasury shares held to cover free share award plans	2,141	1,987,449	3,707,995
Weighted average number of shares outstanding - diluted	2,649,121,002	2,658,555,815	2,763,924,859

(1)

TDIRA represented 77,742,959 shares at December 31, 2009 and 101,965,284 shares at December 31, 2008.

(2)

Subscription options with an exercise price greater than the 12-month average market price are not included in the calculation of diluted earnings per share.

21.4   Dividends

At its meeting of July 29, 2009, Board of Directors decided to distribute an interim cash dividend of 0.60 euro per share in respect of 2009. This interim dividend was paid on September 2, 2009 for a total amount of 1,588 million euros.

The France Telecom Shareholders’ Meeting held on May 26, 2009 decided the distribution of a dividend of 1.40 euro per share in respect of 2008. Given the interim dividend of 0.60 euro per share, which was paid out on September 11, 2008 for a total of 1,563 million euros, the distribution on June 30, 2009 amounted to 0.80 euro per share, for a total of 2,091 million euros. This payment was made in cash for 1,553 million euros and in France Telecom shares for 538 million euros, since shareholders had the option to receive payment of 50% of the balance of the dividend, i.e. 0.40 euro per share, in France Telecom shares.

The France Telecom Shareholders’ Meeting held on May 27, 2008 decided the distribution of a cash dividend of 1.30 euro per share in respect of 2007. The dividend was paid on June 3, 2008 for a total amount of 3,386 million euros.

The France Telecom Shareholders’ Meeting held on May 21, 2007 decided the distribution of a cash dividend of 1.20 euro per share in respect of 2006. The dividend was paid on June 7, 2007 for a total amount of 3,117 million euros.

21.5   Cumulative translation adjustment

At December 31, 2009, the positive translation adjustment is mainly due to the variation of the pound sterling for an amount of 360 million euros, including 103 million euros for the goodwill of Orange in the United Kingdom.

At December 31, 2008, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (1,465) million euros, including (354) million euros for the goodwill of Orange in the United Kingdom.

At December 31, 2007, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (664) million euros, including (141) million euros for the goodwill of Orange in the United Kingdom.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Profit/(loss) recognized in other comprehensive income during the period	175	(2,009)	(431)
Reclassification adjustment in net income for the period	-	-	(13)
TOTAL	175	(2,009)	(444)
o/w attributable to owners of the parent company	174	(1,818)	(500)
o/w attributable to non-controlling interests	1	(191)	56

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21.6   Non-controlling interests (previously called “minority interests”)

Income statement

At December 31, 2009, net income attributable to non-controlling interests mainly related to TP Group (158 million euros), Mobistar (126 million euros) and the Senegalese entities (146 million euros).

At December 31, 2008, net income attributable to non-controlling interests mainly related to TP Group (321 million euros) and Mobistar (141 million euros).

At December 31, 2007, net income attributable to non-controlling interests mainly related to TP Group (315 million euros) and Mobistar (144 million euros).

Dividends

At December 31, 2009, dividends paid out to non-controlling interests mainly related to TP Group for (233) million euros, Mobistar for (129) million euros, the Senegalese entities for (125) million euros and ECMS for (16) million euros.

At December 31, 2008, dividends paid out to non-controlling interests mainly related to TP Group for (302) million euros, Mobistar for (85) million euros, the Senegalese entities for (136) million euros and ECMS for (61) million euros.

At December 31, 2007, dividends paid out to non-controlling interests mainly related to TP Group for (273) million euros, Mobistar for (142) million euros, the Senegalese entities for (88) million euros and ECMS for (71) million euros.

Statement of financial position

At December 31, 2009, non-controlling interests mainly related to TP Group (1,615 million euros), the Senegalese entities (515 million euros) and Mobistar (221 million euros).

At December 31, 2008, non-controlling interests mainly related to TP Group (1,679 million euros), the Spanish entities (710 million euros), the Senegalese entities (475 million euros) and Mobistar (223 million euros).

At December 31, 2007, non-controlling interests mainly related to TP Group (2,000 million euros), the Spanish entities (1,153 million euros), the Senegalese entities (528 million euros) and Mobistar (393 million euros).

NOTE 22  Financial liabilities and net financial debt

22.1   Financial liabilities

In the statement of financial position, financial liabilities are shown under the following headings:

(in millions of euros)	December 31, 2009			December 31, 2008			December 31, 2007
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
Financial liabilities at amortized cost	30,688	6,333	37,021	31,649	8,236	39,885	32,532	8,694	41,226
Deposits received from customers (1)	181	-	181	133	-	133	-	-	-
Financial liabilities at amortized cost, excluding trade payables	30,869	6,333	37,202	31,782	8,236	40,018	32,532	8,694	41,226
Trade payables	446	7,795	8,241	498	9,519	10,017	435	9,580	10,015
Financial liabilities at amortized cost	31,315	14,128	45,443	32,280	17,755	50,035	32,967	18,274	51,241
Financial liabilities at fair value through profit or loss o/w:	614	1,155	1,769	495	913	1,408	154	730	884
• Amena price guarantee	-	-	-	-	810	810	-	516	516
• Derivatives held for trading (liabilities)	614	50	664	492	51	543	137	151	288
• ECMS public tender offer	-	1,082	1,082	-	-	-	-	-	-
• other commitments to purchase non-controlling interest	-	23	23	3	52	55	17	61	78
Hedging derivatives (liabilities) (2)	693	1	694	650	2	652	955	353	1,308
Financial liabilities	32,622	15,284	47,906	33,425	18,670	52,095	34,076	19,357	53,433
(1) At December 31, 2007, deposits received from customers were included in other non-current liabilities for 116 million euros. (2) See Note 23, Derivative instruments.

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22.2   Net financial debt

Net financial debt as defined and used by France Telecom corresponds to financial liabilities excluding operating payables (translated at the year-end closing rate) less (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) cash, cash equivalents and financial assets at fair value, and (iv) certain deposits paid in connection with financing. Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). However, the market value of these derivatives is included in the calculation. The “effective portion of cash flow hedges” and the “unrealized gain or loss on net investment hedges” are added to net financial debt to offset this temporary difference.

Items in statement of financial position included in the calculation of net financial debt

(in millions of euros)	December 31, 2009		December 31, 2008		December 31, 2007
	Balance in statement of financial position	o/w included in calculation of net financial debt	Balance in statement of financial position	o/w included in calculation of net financial debt	Balance in Statement of financial position	o/w included in calculation of net financial debt
Retained earnings, o/w:	(304)	(4)	1,305	582	3,697	215
• effective portion of cash flow hedges	23	23	608	608	215	215
• unrealized gain (loss) on net investment hedges	(27)	(27)	(26)	(26)	-	-
Non-current financial liabilities at amortized cost, excluding trade payables	30,869	30,688	31,782	31,649	32,532	32,532
Non-current financial liabilities at fair value through profit or loss	614	614	495	495	154	154
Non-current hedging derivatives liabilities	693	693	650	650	955	955
Current financial liabilities at amortized cost, excluding trade payables	6,333	6,161 (1)	8,236	8,236	8,694	8,694
Current financial liabilities at fair value through profit or loss	1,155	1,155	913	913	730	730
Current hedging derivatives liabilities	1	1	2	2	353	353
Liabilities included in the calculation of net financial debt (a)		39,308		42,527		43,633
Assets available for sale	221	87	203	90	518	105
Non-current loans and receivables	2,555	766(2)	1,554	250	1,960	877
Non-current financial assets at fair value through profit or loss	199	199	106	106	54	54
Non-current hedging derivatives assets	180	180	624	624	42	42
Current loans and other receivables	1,088	76	63	2	81	4
Current financial assets at fair value through profit or loss, excluding cash equivalents	92	92	721	721	534	534
Current hedging derivatives assets	18	18	75	75	12	12
Cash equivalents	2,911	2,911	3,766	3,766	2,722	2,722
Cash	1,038	1,038	1,034	1,034	1,303	1,303
Assets included in the calculation of net financial debt (b)		5,367		6,668		5,653
External net financial debt (a) - (b)		33,941		35,859		37,980

(1)

The 172 million euro liability representing cash generated since July 1, 2009 by assets held for sale and invested at France Telecom S.A. is not included in the external net financial debt of continuing operations (see Note 11, Discontinued Operations).

(2)

The 1,407 million euro receivable allocated to assets held for sale is not included in external net financial debt (see Note 11, Discontinued Operations). It will be reimbursed for 625 million of pounds sterling after the completion of the transaction.

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Analysis of net financial debt

(in millions of euros)	Note	December 31, 2009	December 31, 2008	December 31, 2007
TDIRA	22.3	1,631	2,860	3,354
Bonds, excluding TDIRA	22.4	31,094	29,932	32,169
Bank loans	22.5	1,959	3,670	2,674
Finance lease liabilities (1)		667	1,233	1,525
Securitization debt		807	1,231	1,111
Commercial papers		300	603	100
Bank overdrafts		148	132	189
Other financial liabilities		242	224	104
Financial liabilities at amortized cost, excluding trade payables		36,848	39,885	41,226
ECMS public tender offer	3 and 31.4	1,082	-	-
Other commitments to purchase non-controlling interest		23	55	78
Amena price guarantee	3	-	810	516
Derivatives (liabilities)	23	1,359	1,195	1,596
Derivatives (assets)	23	(482)	(915)	(152)
Gross financial debt after derivatives (a)		38,830	41,030	43,264
Deposits related to QTE leases and similar items (assets available-for-sale)	16	87	90	105
Deposits related to QTE leases and similar items (loans and receivables)	18	11	14	91
Cash collateral paid	18	758	238	788
Deposits related to securitization	18	73	-	-
Other financial assets at fair value, excluding derivatives	19	7	611	490
Cash equivalents	19	2,911	3,766	2,722
Cash	18	1,038	1,034	1,303
Assets included in the calculation of net financial debt, excluding derivatives (b)		4,885	5,753	5,499
Effective portion of cash flow hedges (c)		23	608	215
Unrealized gain (loss) on net investment hedges (c)		(27)	(26)	-
External net financial debt (a) - (b) + (c)		33,941	35,859	37,980
o/w ECMS public tender offer	3 and 31.4	1,082	-	-
External net financial debt, excluding ECMS public tender offer		32,859	35,859	37,980

(1)

In 2009, the change in finance lease liabilities was due primarily to the buy-back of liabilities related to in-substance defeasance operations of Orange in the UK.
At December 31, 2009, the residual debt, which will not be transferred to the joint venture, amounted to 137 million euros (813 million euros at December 31, 2008, 1,116 million euros at December 31, 2007).

Debt maturity schedules are presented in Note 28.3, Liquidity risk management.

Analysis of net financial debt by currency

The table below provides an analysis of external net financial debt by currency, after hedging derivatives.

(Equivalent value in millions of euros at year-end closing rate)	EUR	GBP	PLN	CHF	USD	Other	Total
Net debt by currency before currency derivatives (1)	20,828	4,883	(106)	861	5,882	1,593	33,941
Effect of derivatives	7,765	(3,293)	1,706	367	(6,100)	(445)	-
Net financial debt by currency after derivatives	28,593	1,590	1,600	1,228	(218)	1,148	33,941
(1) Including the market value of derivatives in local currency.

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Analysis of net financial debt by entity

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
France Telecom S.A.	30,015	30,195	32,392
ECMS public tender offer	1,082	-	-
TP Group	1,069	1,300	1,512
Securitization debt (1)	724	1,231	1,111
FT España	616	1,268	1,426
Other	435	1,865	1,539
External net financial debt	33,941	35,859	37,980
Overall effective interest rate	5.91%	6.28%	6.36%

(1)

At December 31, 2009, included gross debt carried by securitization vehicles for receivables of France Telecom S.A. and Orange France. In 2009, Orange in the UK discontinued its trade receivables securitization program.

22.3   TDIRA

On March 3, 2003, under the terms of the MCSA transactional agreement (see Note 32 Litigation), France Telecom issued 430,705 perpetual bonds redeemable for shares (“TDIRA”), with a nominal value of 14,100 euros each, representing a total amount of 6,073 million euros, of which 341,910 were reserved for members of the banking syndicate (the “Bank Tranche”) and 88,795 for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRA are listed on Eurolist by Euronext Paris (international section) and were approved by the Commission des Opérations de Bourse (French Securities Regulator) on February 24, 2003.

They are redeemable to new France Telecom ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at France Telecom’s initiative based on a ratio of 482.8750 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 29.20 euros) and 389.1247 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 36.235 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights. In addition, during the first seven years, the conversion ratio for the Bank Tranche of the TDIRA will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

Since January 1, 2006 and until December 31, 2009 inclusive, as France Telecom had fulfilled the credit rating and share price conditions as described in the above mentioned information memorandum, the interest rate on the TDIRA has been 5.25%. It is 3-month Euribor +2.5% thereafter. The interest is recorded on an annual basis in the income statement. On January 4, 2010, France Telecom paid a coupon of 96 million euros.

If no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the 12-month Euribor rate until the deferred payments are made. This deferred interest must be paid in full – including the related accrued interest – at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRA. When payment is deferred, identified interest and/or capitalized interest is recognized as accrued interest and included in the “TDIRA” line under liabilities.

In 2009, France Telecom redeemed 31,455 TDIRA from the Bank Tranche and 69,292 TDIRA from the Supplier Tranche for a nominal amount of 1,420 million euros including 1,124 million euros in respect of the liability component. Taking into account redemptions made since their issue, 129,635 TDIRA remain outstanding at December 31, 2009, including 111,905 for the Bank Tranche and 17,730 for the Supplier Tranche, for a nominal amount of 1,828 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2009:

•

a liability component of 1,632 million euros recognized at amortized cost;

•

an equity component before deferred taxes of 439 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

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(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Number	129,635	230,382	275,019
Equity component, before deferred tax	439	780	931
Original liability component (a)	1,389	2,468	2,947
Nominal amount of TDIRA	1,828	3,248	3,878
Amortized cost adjustment, excluding accrued interest (b)	146	221	203
Accrued interest (c)	96	171	204
Total liability in statement of financial position (a) + (b) + (c)	1,631	2,860	3,354
Effective interest rate on the liability component	7.77%	7.51%	8.90%
Paid interest	206	220	232

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22.4   Bonds, excluding TDIRA

France Telecom S.A.

Borrowings or new tranches issued during 2009 are shown in italics.

Outstanding amount (in millions of euros) Initial currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2009	December 31, 2008	December 31, 2007
Bonds matured before December 31, 2009				-	3,373(5)	8,442(5)
EUR	300	June 9, 2010	3.813	300	300	300
FRF (2)	3,000	July 25, 2010	5.700	457	457	457
EUR	1,000	October 14, 2010	3.000	1,000	1,000	1,000
EUR (4)	1,400	November 10, 2010	6.625	1,187	1,400	1,400
USD (1) (4)	3,500	March 1, 2011	7.750	2,342	2,432	2,299
GBP (1)	600	March 14, 2011	7.500	659	614	798
JPY	15,000	May 10, 2011	1.820	113	119	91
JPY	7,000	May 10, 2011	1.218	53	55	42
CAD	250	June 23, 2011	4.950	165	147	173
EUR	750	January 23, 2012	4.625	750	750	750
EUR	1,225	February 21, 2012	4.375	1,225	1,225	1,000
CHF	400	April 11, 2012	2.750	270	269	242
GBP	250	May 24, 2012	5.500	281	263	341
EUR	3,500	January 28, 2013	7.250	3,500	3,500	3,500
CHF	500	September 6, 2013	3.375	337	-	-
EUR	1,000	January 22, 2014	5.000	1,000	-	-
EUR	750	May 22, 2014	5.250	750	750	-
USD	1,250	July 8, 2014	4.375	868	-	-
CHF	400	December 4, 2014	3.500	270	269	242
EUR	1,150	October 14, 2015	3.625	1,150	1,150	1,000
GBP	750	May 12, 2016	5.000	844	-	-
CAD	200	June 23, 2016	5.500	132	118	138
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,500
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	563	525	682
EUR	1,550	May 22, 2018	5.625	1,550	1,550	-
EUR	465	July 25, 2018	3%+EUR HICP(3)	465	465	-
USD	1,250	July 8, 2019	5.375	868	-	-
GBP	450	November 10, 2020	7.250	507	472	614
EUR	500	November 13, 2022	4.219	500	500	500
GBP	350	December 5, 2025	5.250	394	367	477
GBP	500	November 20, 2028	8.125	563	525	-
USD (1)	2,500	March 1, 2031	8.500	1,709	1,769	1,697
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
GBP	500	January 23, 2034	5.625	563	525	682
GBP (4)	250	March 29, 2037	6.000	267	263	341
Outstanding amount of bonds				29,102	28,653	30,309
Accrued interest				939	837	949
Other adjustments				(17)	98	28
TOTAL				30,024	29,588	31,286

(1)

Bonds with a step-up clause (clause that triggers an increase in interest payments if France Telecom’s credit rating from the rating agencies drops).

(2)

These bonds, initially denominated in French francs, have been translated into euros.

(3)

EUR HICP: Harmonized Index of Consumer Prices, indicator of inflation and price stability calculated by the European Central Bank.

(4)

Bonds partially redeemed in advance in 2009.

(5)

Includes the initial debt component of the OCEANE for 594 million euros at December 31, 2008 and 1,053 million euros at December 31, 2007. The OCEANE were entirely redeemed on January 2, 2009.

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France Telecom S.A.’s bonds at December 31, 2009 were repayable at maturity, and no specific guarantee has been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

TP Group

Borrowings or new tranches issued during 2009 are shown in italics.

Outstanding amount (in millions of euros) Initial currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2009	December 31, 2008	December 31, 2007
Bonds matured before December 31, 2009				-	-	543
EUR	300	July 5, 2011	4.625	300	300	300
EUR	700	May 22, 2014	6.000	700	-	-
Outstanding amount of bonds				1,000	300	843
Accrued interest				32	8	8
Other adjustments				6	(1)	(2)
TOTAL				1,038	307	849

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22.5   Bank loans

The table below provides an analysis of bank loans by entity:

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
TP Group (1)	518	1,420	523
FT España (2)	492	1,140	1,420
ECMS public tender offer (1)	412	499	337
France Telecom S.A.	220	270	175
Other (3)	317	341	219
TOTAL	1,959	3,670	2,674

(1)

Credit line drawdowns.

(2)

Included 192 million euros of credit lines drawn down at December 31, 2009 (1,140 million euros at December 31, 2008 and 1,420 million euros at December 31, 2007).

(3)

Included 91 million euros of credit lines drawn down at December 31, 2009 (102 million euros at December 31, 2008 and 140 million euros at December 31, 2007).

Credit lines

At December 31, 2009, the France Telecom Group had access to credit facilities in the form of bilateral credit lines and syndicated credit lines.

	Original currency	Amount available (in millions of currency units)	Euro-equivalent (in millions of euros)	Nominal amount drawn down (in millions of euros)	Maturity
Bank overdrafts
• France Telecom S.A.	EUR	150	150	-	-
Syndicated credit lines
• France Telecom S.A.	EUR	8,000	8,000	-	June 20, 2012
• TP Group	EUR(3)	550	550	-	April 18, 2010
	PLN	2,500	609	-	February 20, 2011
• FT España	EUR	192	192	192	June 30, 2010
• ECMS	EGP	816	103	103	April 30, 2013
	EGP	435	55	-	April 22, 2014
	EGP	1,639	207	101	August 14, 2014
	EGP	1,568	198	198	March 3, 2015
• Orange Slovensko	SKK(1)	6,000	199	-	December 5, 2011
• Other			53	53
Bilateral credit lines
• TP Group	PLN	1,000	244	-	June 30, 2010
	EUR	83	83	83	June 15, 2012
	PLN	130	32	32	June 15, 2012
	PLN(2)	1,391	339	339	September 15, 2013
	EUR	50	50	50	December 15, 2015
	USD	17	12	12	January 2, 2021
• FT España	EUR	130	130	-	from April 1 to December 21, 2010
• Other			66	38
TOTAL			11,272	1,201

(1)

Credit line initially denominated in Slovak koruna and converted into euros.

(2)

Amounts may be drawn in different currencies (zloty, euro, dollar, pound sterling).

(3)

This credit line has been renewed in January 2010 for an amount of 400 million euros and a maturity at April 18, 2013.

Most of the Group’s credit lines bear interest at floating rates.

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 28.4, Management of convenants.

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NOTE 23  Derivative instruments

Items in statement of financial position included in the derivatives portfolio

(in millions of euros)	December 31, 2009		December 31, 2008		December 31, 2007
	Balance in statement of financial position	o/w derivatives	Balance in statement of financial position	o/w derivatives	Balance in statement of financial position	o/w derivatives
Non-current financial liabilities at fair value through profit or loss	(614)	(614)	(495)	(492)	(154)	(137)
Non-current hedging derivatives liabilities	(693)	(693)	(650)	(650)	(955)	(955)
Current financial liabilities at fair value through profit or loss	(1,155)(1)	(51)	(913)	(861)	(730)	(667)
Current hedging derivatives liabilities	(1)	(1)	(2)	(2)	(353)	(353)
Liabilities included in the derivatives portfolio (2)		(1,359)		(2,005)		(2,112)
Non-current financial assets at fair value through profit or loss	199	199	106	106	54	54
Non-current hedging derivatives assets	180	180	624	624	42	42
Current financial assets at fair value through profit or loss, excluding cash equivalents	92	85	721	110	534	44
Current hedging derivatives assets	18	18	75	75	12	12
Assets included in the derivatives portfolio		482		915		152
Net derivatives		(877)		(1,090)		(1,960)

(1)

Including ECMS public tender offer for (1,082) million euros (see Notes 3, Main acquisitions, disposals and charges in scope of consolidation and 31.4, Commitments relating to securities).

(2)

Including Amena price guarantee for (810) million euros at December 31, 2008 and (516) million euros at December 31, 2007.

Analysis of market value of derivatives

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
	Net	Net	Net
Cash flow hedge derivatives	(90)	476	(368)
Fair value hedge derivatives	(381)	(402)	(886)
Net investment hedge derivatives	(25)	(27)	-
Hedging derivatives	(496)	47	(1,254)
Amena price guarantee	-	(810)	(516)
Derivatives held for trading	(381)	(327)	(190)
Net derivatives	(877)	(1,090)	(1,960)
• of which foreign exchange impact	(946)	(980)	(1,774)
• of which interest rate impact	67	700	322

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23.1   Cash flow hedges

To hedge the exposure of some of their financial cash flows, the subsidiaries of the France Telecom Group have set up risk hedging policies.

ENTITY	Functional currency	Hedged Nominal amount (in millions of currency units)	Currency of hedged item	Maturity date of hedged item	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	250	CAD	June 23, 2011	Cross-currency interest rate swaps	Currency and interest rate
TP Group	PLN	130	EUR	July 5, 2011	Cross-currency swaps	Currency
TP Group	PLN	31	EUR	June 15, 2012	Cross-currency swaps	Currency
TP Group	PLN	130	PLN	June 15, 2012	Interest rate swaps	Interest rate
TP Group	PLN	303	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	250	USD	July 8, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	400	CHF	December 4, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	200	CAD	June 23, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	350	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)
France Telecom S.A.	EUR	250	USD	July 8, 2019	Cross-currency interest rate swaps	Currency and interest rate
FT ImmoH	EUR	95	EUR	June 29, 2020	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	500	GBP	November 20, 2028	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,390	USD	March 1, 2031	Cross-currency interest rate swaps and forward purchases of US dollars	Currency and interest rate

For each hedging relationship, the hedged item has an impact on the income statement:

•

each year on interest payment dates;

•

each year on recognition of unrealized foreign exchange gains or losses upon revaluation of the nominal amount up to the maturity date of the hedged item.

To hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the subsidiaries of the France Telecom Group have set up risk hedging policies. The main hedges are shown in the table below.

ENTITY	Functional currency	Hedged Nominal amount (in millions of currency units)	Currency of hedged item	Maturity date of hedged item	Hedging instrument	Hedged risk
Orange Romania	EUR	103	RON	2010	Forward sales	Operating income in Romanian leu
Orange in Switzerland	CHF	70	EUR	2010	Forward purchases	Purchases in euros
France Telecom S.A.	EUR	24	USD	2010	Forward purchases	Purchases in US dollars
TP Group	PLN	66	EUR	2010	Forward purchases	Purchases in euros
TP Group	PLN	10	USD	2010	Forward purchases	Purchases in US dollars
TP Group	PLN	44	EUR	2014	Cross-currency swaps	Payment for UMTS license in euros

For each hedging relationship, the hedged item will have an impact on the income statement in 2010.

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The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2009	2008	2007
Gain (loss) recognized in other comprehensive income during the period (1)	(165)	381	301
Reclassification adjustment in net income for the period	(15)	24	22
Reclassification adjustment in initial carrying amount of hedged item	7	-	(4)
Effectiveness recycled to operating income	1	(2)	-
Effectiveness recycled to financial income	14	(22)	(22)
Ineffectiveness (finance costs, net)	(3)	(3)	0
(1) Mainly includes interest rate impact on cross-currency interest rate swaps (see Note 23.4, Hedging instruments reserves).

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bond issues generated an unrealized foreign exchange gain of 199 million euros which is recognized directly in the income statement, thereby offsetting exposure arising from the revaluation of these bonds at the closing exchange rate in the statement of financial position.

23.2   Fair value hedges

The main purpose of the France Telecom Group’s fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

ENTITY	Functional currency	Hedged Nominal amount (in millions of currency units)	Currency of hedged item	Maturity date of hedged item	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	1,500	USD	March 1, 2011	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	15,000	JPY	May 10, 2011	Cross-currency interest rate swaps	Currency and interest rate
TP Group	PLN	10	EUR	July 5, 2011	Cross-currency swaps	Currency
France Telecom S.A.	EUR	400	CHF	April 11, 2012	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	250	GBP	May 24, 2012	Interest rate swaps	Interest rate
TP Group	PLN	180	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,000	USD	July 8, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	750	GBP	May 12, 2016	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	300	EUR	May 22, 2018	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	115	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)
France Telecom S.A.	EUR	1,000	USD	July 8, 2019	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	350	GBP	December 5, 2025	Interest rate swaps	Interest rate, partial maturity hedge until December 5, 2010
France Telecom S.A.	EUR	500	GBP	January 23, 2034	Interest rate swaps	Interest rate, partial maturity hedge until January 23, 2011

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The impact of fair value hedges on the income statement are shown in the table below:

(in millions of euros)	2009	2008	2007
Gain (loss) recognized on hedging instruments	23	172	(171)
Change in accrued interest	69	(7)	13
Gain (loss) recognized on hedging instruments (excluding accrued interest) (1)	(46)	179	(184)
Gain (loss) recognized on hedged items	59	(170)	198
Ineffectiveness (finance costs, net)	13	9	14
(1) Used in effectiveness tests.

On November 5, 2009, the fair value hedging relationship of the bond with a nominal amount of 250 million pounds sterling, maturing on March 29, 2037, was discontinued. As of that date, the interest rate component excluding accrued interest on the associated hedging instrument amounted to 18 million euros and is amortized through profit or loss over the remaining term of the initial hedging relationship.

23.3   Net investment hedges

In 2008, the France Telecom Group set up derivatives to hedge its foreign exchange risk on its net investment in Switzerland. These are cross currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

At December 31, 2009, the hedged nominal amount totaled 633 million Swiss francs for net assets in Swiss francs amounting to 944 million euros excluding net debt (see Note 28, Other information on exposure to market risks).

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2009	2008	2007
Gain (loss) recognized in other comprehensive income during the period	(0)	(26)	-
Reclassification adjustment in net income for the period	-	-	-
Effectiveness portion recycled to income statement	-	-	-
Ineffectiveness (finance costs, net)	5	(1)	-

23.4   Hedging instruments reserves

In accordance with cash flow and net investment hedge accounting, the portion of gain or loss realized on the hedging instrument that is deemed to be effective is recognized in other comprehensive income in hedging instruments reserves.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Effective component of cash flow hedges	(76)	500	220
Reserve to be amortized for discontinued hedges	516	123	(12)
Effective component of net investment hedges	(27)	(26)	-
Contribution of France Telecom S.A. (1)	413	597	208
Contribution of other entities	(0)	43	(1)
TOTAL	413	640	207
o/w share attributable to owners of the parent company	412	645	211
o/w share attributable to non-controlling interest	1	(5)	(4)
(1) Mainly includes interest rate impact on cross-currency interest rate swaps

In 2009, the transfer of the effective component of cash flow hedges in reserves to be amortized is mainly related to the termination of cross-currency interest rate swaps and to hedging relationships that were discontinued in the first quarter of 2009.

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NOTE 24  Employee benefits

24.1   Key figures

(in millions of euros)	Notes	December 31, 2009	December 31, 2008	December 31, 2007
Pensions and other long-term employee benefit obligations	24.2	1,194 (1)	591	598
Provision for employment termination benefits	24.3 and 25	438	897	1,472
Liabilities related to employee shareholding plan		16	21	40
Other employer-related payables and payroll taxes due		1,567	1,647	1,778
Total employee benefit obligations		3,215	3,156	3,888
Of which non-current employee benefits		1,077	559	535
Of which current employee benefits		1,700	1,700	1,881
Of which provisions		438	897	1,472
(1) Including 569 million euros part-time for seniors plan.

Employee benefits associated with assets held for sale amounted to 19 million euros at December 31, 2009.

24.2   Pensions and other long-term employee benefit obligations

Type of plans

Pensions and other long-term employee benefit obligations, which are estimated based on actuarial assumptions, comprise post-employment benefits and other long-term benefits.

Post-employment benefits include:

•

retirement compensation;

•

other pension plans: the benefits provided under these plans are mainly based on years of service and average compensation, or a monthly retirement benefit amount;

•

benefits other than pensions.

Other long-term benefits granted by France Telecom mainly include the French part-time for seniors plan, paid long-term leave and seniority awards.

France Telecom offers these benefits mostly under defined contribution plans. The Group’s obligations under defined contribution plans are limited to the payment of contributions to independent institutions, which are in charge of their administrative and financial management. Expense recognized under the terms of these defined contribution plans amounted to 972 million euros in 2009 (including 19 million euros carried by assets held for sale), 990 million euros in 2008 and 1,017 million euros in 2007.

France Telecom also uses defined benefit plans which, unlike defined contribution plans, create future obligations for the Group. Part of these obligations are pre-financed through employer and employee contributions, which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy, which is designed to strike the optimum balance between liabilities to be funded and assets invested, based on specific analyses carried out by external experts. The implementation of the investment strategies is generally carried out by fund managers selected by the joint committees and depends on market opportunities. Assets are mostly invested in listed securities (equities, debt securities, mutual funds), and the use of other asset categories is limited.

French part-time for seniors plan

On 26 November 2009, France Telecom signed an agreement concerning employees close to retirement age, which focuses primarily on measures to develop the second half of careers for employees and will be applicable for three years from January 1, 2010. This agreement mainly covers a part-time for seniors plan offering, for a period of at least 18 months and no longer than three years, benefits to civil servants and employees under private contract. This plan is granted to employees from the French entities who are eligible for full retirement benefits within three years and who have at least fifteen years’ service within the Group. The part-time for seniors plan gives employees the opportunity to work part-time whilst receiving:

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•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of a full-time employment (both the company’s and the employee’s contributions);

•

a minimum gross monthly salary of 1,500 euros for support staff and 2,100 euros for managerial staff, providing that this amount does not exceed 75% of basic full-time salary.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with a Group additional contribution of two-thirds of the amount. The CET also allows a reduction in the amount of time worked (6 months, 12 months and 18 months, respectively).

The part-time for seniors plan is treated as another long term benefit: at December 31, 2009, the value of the agreement was estimated at 720 million euros. Based on years of service and residual length of service, a provision of 569 million euros was booked in this respect.

The cost of the plan and the corresponding provision are sensitive to projections of the potentially eligible population and the sign-up rate for the plan (estimated at 70%), as well as the choices ultimately made by the beneficiaries comparing the various packages offered. An increase or decrease in the plan sign-up rate would lead to a proportional increase or decrease in the amount of the obligation and the associated provision.

Key assumptions used to calculate the amount of obligations

The actuarial assumptions used for the main geographic areas, which account for 82% of France Telecom’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
Euro area (1)
Discount rate	4.25% to 5% (long term) 2.5% to 3.5% (medium term) (2)	5.25% to 5.30% (long term) 4.50% ( medium term)	5.00% to 5.50% (long term)` 4.75% to 5.00% (medium term)
Average expected long-term increase in salaries	2% to 4%	2% to 4%	2% to 4%
Long term inflation rate	2%	2%	2%
Expected return on plan assets	3.5%	4.30%	4.90%
United Kingdom (3)
Discount rate	5.75%	6.50%	5.75%
Average expected long-term increase in salaries	3.25%	3.25%	3.25%
Long term inflation rate	3.25%	2.75%	3.25%
Expected return on plan assets	6.00% and 7.50%	6.00% and 7.50%	5.50% and 7.25%
Poland (4)
Discount rate	6.10%	6.00%	5.50%
Average expected long-term increase in salaries	3.50%	3.50%	3.00%
Long term inflation rate	2.50%	2.50%	2.00%

(1)

Obligations in this area amount to 69% of the Group’s total obligations.

(2)

The 2.5% rate corresponds to the rate used to valuate the obligation regarding the French part-time for seniors plan.

(3)

Obligations in this area (relating to Equant’s subsidiary in the UK) amount to 8% of the Group’s total obligations.

(4)

Obligations in this area amount to 5% of the Group’s total obligations.

The discount rates, which are determined by country or geographic area, are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference, after the Group ascertained that these indices were relevant by analyzing their composition (and primarily, the quality of the issuers). When necessary, the indices including bond issues from certain financial institutions were restated. Due to the lack of a liquid market for corporate bonds in Poland, the discount rate applied is the rate on government bonds.

A 100 point fall in the base of discount rates used in the Euro area would lead to a 59 million euro increase in obligations (including 19 million euros for the part-time for seniors plan).

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The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset in the portfolio is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

The retirement plan assets are mainly located in the United Kingdom (31%), Kenya (26%), Switzerland (26%) and France (13%).

The following table provides a breakdown of France Telecom plan assets:

	December 31, 2009	December 31, 2008	December 31, 2007
Plan assets
Equities	34.2%	24.0%	45.1%
Debt securities	38.0%	33.8%	38.0%
Money market assets	12.2%	25.3%	10.3%
Real estate	14.3%	15.6%	5.6%
Other	1.3%	1.3%	1.0%
TOTAL	100.0%	100.0%	100.0%

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Change in value of plan assets and in the corresponding provision

The table below provides details on the movements in value of obligations related to defined benefit plans:

(in millions of euros)	Other post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2009	December 31, 2008	December 31, 2007
Total value of obligations at the beginning of the year	449	307	67	243	1,066	965	943
Service cost	15	23	1	30	69	63	70
Discounting cost	28	17	3	3	51	39	36
Employee contributions	4	-	-	-	4	4	5
French part-time for seniors plan	-	-	-	569	569	-	-
Plan amendments	-	-	-	-	-	1	17
Curtailments/settlements	-	(1)	(5)	-	(6)	(14)	(14)
Actuarial losses/(gains) arising from changes of assumptions	18	18	7	3	46	(21)	(15)
Actuarial losses/(gains) arising from experience	15	7	-	(1)	21	12	17
Benefits paid	(33)	(34)	(4)	(10)	(81)	(93)	(76)
Changes in the scope of consolidation	-	-	-	-	-	3	(6)
Acquisitions/disposals	-	2	-	-	2	169	-
Other	(12)	(2)	-	-	(14)	(62)	(12)
Total value of obligations at the end of the year (a)	484	337	69	837	1,727	1,066	965
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	484	-	-	-	484	449	348
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	337	69	837	1,243	617	617
Changes in plan assets break down as follows:

(in millions of euros)	Other post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2009	December 31, 2008	December 31, 2007
Fair value of plan assets at the beginning of the year	341	-	-	-	341	257	246
Actual return on plan assets	34	-	-	-	34	(35)	17
• o/w expected return on plan assets	21	-	-	-	21	14	13
• o/w actuarial (gains)/losses arising from experience	13	-	-	-	13	(49)	4
Employer contributions	34	-	-	-	34	37	40
Employee contributions	4	-	-	-	4	4	5
Settlements	-	-	-	-	-	(4)	(10)
Benefits paid by the fund	(33)	-	-	-	(33)	(31)	(27)
Changes in the scope of consolidation	-	-	-	-	-	-	-
Acquisitions/disposals	-	1	-	-	1	161	-
Other	(27)	-	-	-	(27)	(48)	(14)
Fair value of plan assets at the end of the year (b)	353	1	-	-	354	341	257

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The value of plan assets at December 31, 2009 is as follows:

(in millions of euros)	Other post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2009	December 31, 2008	December 31, 2007
Net funded status (a) - (b)	131	336	69	837	1,373	725	708
Unrecognized actuarial gains/losses	(73)	(66)	(18)	-	(157)	(105)	(68)
Unrecognized prior service cost	-	(25)	(3)	-	(28)	(35)	(42)
Asset ceiling adjustment	-	-	-	-	-	-	-
Provisions	64	245	48	837	1,194	591	600
Net plan assets	(6)	-	-	-	(6)	(6)	(2)
Of which current provisions	7	21	4	104	136	61	83
Of which non-current provisions	57	224	44	733	1,058	530	517

Changes in provisions are broken down as follows:

(in millions of euros)	Other post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2009	December 31, 2008	December 31, 2007
Provision at the beginning of the year	64	232	52	243	591	598	581
Amount charged during the year	31	48	-	604	683	91	111
Employer contributions	(34)	-	-	-	(34)	(37)	(40)
Benefits directly paid by the employer	-	(34)	(4)	(10)	(48)	(62)	(49)
Changes in the scope of consolidation	-	-	-	-	-	3	(6)
Acquisitions/disposals	-	1	-	-	1	8	-
Other	(3)	(2)	-	-	(5)	(16)	1
Provision at the end of the year	64	245	48	837	1,194	591	600
Net plan assets	(6)	-	-	-	(6)	(6)	(2)

Net period expense

The table below provides a breakdown of the net period expense for post-employment benefits and other long-term benefit obligations:

(in millions of euros)	Other post-employment benefits
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	2009	2008	2007
Service cost	(15)	(23)	(1)	(30)	(69)	(63)	(70)
Discounting cost (1)	(28)	(17)	(3)	(3)	(51)	(39)	(36)
Expected return on plan assets (1)	21	-	-	-	21	14	13
Actuarial gains/(losses)	(9)	(2)	-	(2)	(13)	(6)	(13)
Amortization of unrecognized prior service cost	-	(7)	-	-	(7)	(8)	(10)
French part-time for seniors plan	-	-	-	(569)	(569)	-	-
Impact of curtailments/settlements	-	1	4	-	5	11	5
TOTAL	(31)	(48)	-	(604)	(683)	(91)	(111)
(1) Items included in financial income.

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The total amount of obligations arising from healthcare coverage amounts to 2 million euros at December 31, 2009. A one percent increase or decrease in the healthcare cost trend rate would have had no material impact on the valuation of obligations at December 31, 2009 or on the amount of the expense for 2009.

France Telecom plans to pay 16 million euros during 2010 for its defined benefit plans.

24.3   Provisions for employment termination benefits

Provisions for employment termination benefits are composed of:

•

early retirement plans in France for civil servants and employees under private contract;

•

other termination benefits.

The assumptions used for early retirement plans granted in France, which account for 99% of France Telecom’s obligations for termination benefits, are the following:

	December 31, 2009	December 31, 2008	December 31, 2007
Early retirement plan – France
Discount rate	2.00%	4.00%	4.75%
Average expected long-term increase in salaries	2.00%	2.00%	2.00%
Inflation rate	2.00%	2.00%	2.00%

Due to the remaining duration of the early retirement plans, a reduction in the discount rate would not produce a material impact on the amount of obligations at the end of the year.

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The table below provides details of the movements in the value of these obligations:

(in millions of euros)	Termination benefits
	Early Retirement plans	Other employment termination benefits	December 31, 2009	December 31, 2008	December 31, 2007
Benefit obligations at the beginning of the year	889	8	897	1,472	2,329
Service cost	-	-	-	4	1
Discounting cost	26	-	26	49	69
Employee contributions	-	-	-	-	-
Plan amendments	-	-	-	-	-
Curtailments/settlements	-	-	-	-	-
Actuarial losses/(gains) arising from changes of assumptions	7	-	7	26	(18)
Actuarial losses/(gains) arising from experience	(5)	3	(2)	9	(3)
Benefits paid	(484)	(6)	(490)	(661)	(907)
Changes in the scope of consolidation	-	-	-	(1)	-
Acquisitions/disposals	-	-	-	-	-
Other (exchange differences)	-	-	-	(1)	1
Total benefit obligations at the end of the year	433	5	438	897	1,472
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	-	-	-	-	-
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	433	5	438	897	1,472
Provisions at the end of the year	433	5	438	897	1,472
Of which current provisions	315	3	318	494	671
Of which non-current provisions	118	2	120	403	801

There are no plan assets associated with termination benefits.

The net period expense of these plans is presented below:

(in millions of euros)	Termination benefits
	Early retirement plans	Other employment termination benefits	2009	2008	2007
Service cost	-	-	-	(4)	(1)
Discounting cost (1)	(26)	-	(26)	(49)	(69)
Actuarial gains/(losses)	(2)	(3)	(5)	(35)	21
Amortization of unrecognized prior service cost	-	-	-	-	-
Impact of curtailments/settlements	-	-	-	-	-
Asset ceiling adjustment	-	-	-	-	-
TOTAL	(28)	(3)	(31)	(88)	(49)
(1) Item included in financial income.

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NOTE 25  Provisions

25.1   Provisions analysis

(in millions of euros)	Notes	December 31, 2008	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclas- sifications and translation adjustments	Reclassifi-cations to assets held for sale	December 31, 2009
Early retirement plan	24.3 and 31	889	2	(484)	-	26	-	-	433
Other employment termination benefits	24.3	8	22	(27)	-	-	2	-	5
Restructuring provisions	25.2	197	96	(119)	(10)	2	(9)	(8)	149
Provisions for litigation	32	495	136	(94)	(13)	-	-	-	524
Provisions for dismantling and restoring sites	25.3	566	-	(17)	-	17	-	(81)	485
Other provisions		560	214	(99)	(131)	-	143	(28)	659
TOTAL		2,715	470(1)	(840)	(154)(2)	45	136	(117)	2,255
o/w non-current provisions		1,262	132	(569)	(48)	45	286	(98)	1,010
o/w current provisions		1,453	338	(271)	(106)	-	(150)	(19)	1,245
(1) Including a negative impact on operating income of 414 million euros. (2) Including a positive impact on operating income of 127 million euros.

(in millions of euros)	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclassifications and translation differences	December 31, 2008
Early retirement plan	1,466	35	(661)	-	49	-	889
Other employment termination benefits	6	4	-	-	-	(2)	8
Restructuring provisions	191	149	(128)	(2)	1	(14)	197
Provisions for litigations	472	106	(54)	(33)	-	4	495
Provisions for dismantling and restoring sites	532	-	(23)	-	18	39	566
Other provisions	582	186	(129)	(44)	-	(35)	560
TOTAL	3,249	480(1)	(995)	(79) (2)	68	(8)	2,715
o/w non-current provisions	1,657	149	(798)	(35)	67	222	1,262
o/w current provisions	1,592	331	(197)	(44)	1	(230)	1,453
(1) Including a negative impact on operating income of 469 million euros. (2) Including a positive impact on operating income of 79 million euros.

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(in millions of euros)	January 1, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclassifications, translation differences and other	December 31, 2007
Early retirement plan	2,309	-	(893)	(19)	69	-	1,466
Other employment termination benefits	20	-	(14)	(2)	-	2	6
Restructuring provisions	253	54	(110)	(7)	2	(1)	191
Provisions for litigations	375	186	(56)	(51)	-	18	472
Provisions for dismantling and restoring sites	484	-	(17)	-	13	52	532
Other provisions	581	199	(120)	(96)	(1)	19 (3)	582
TOTAL	4,022	439 (1)	(1,210)	(175) (2)	83	90	3,249
o/w non-current provisions	2,206	80	(988)	(53)	83	329	1,657
o/w current provisions	1,816	359	(222)	(122)	-	(239)	1,592

(1)

Including a negative impact on operating income of 400 million euros.

(2)

Including a positive impact on operating income of 168 million euros.

(3)

Including an impact of (7) million euros resulting from the change in method arising from the application of IFRIC 13.

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25.2   Restructuring provisions

(in millions of euros)	December 31, 2008	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclas-sifications and translation adjustments	Reclas- sification to assets held for sale	December 31, 2009
Employee termination benefits	30	15	(29)	-	-	-	-	16
Site reorganization costs	23	18	(4)	(5)	-	(10)	-	22
Other	41	17	(24)	-	-	-	-	34
Sub-total France (1)	94	50	(57)	(5)	-	(10)	-	72
Employee termination benefits	1	16	(13)	-	-	-	(4)	-
Site reorganization costs	10	6	(13)	-	-	1	(4)	-
Sub-total United Kingdom	11	22	(26)	-	-	1	(8)	-
Employee termination benefits (2)	54	6	(31)	-	2	-	-	31
Other	1	-	-	(1)	-	-	-	-
Sub-total Poland	55	6	(31)	(1)	2	-	-	31
Employee termination benefits	2	1	(2)	-	-	-	-	1
Site reorganization costs	1	-	(1)	-	-	-	-	-
Other	1	-	-	-	-	-	-	1
Sub-total Rest of the World	4	1	(3)	-	-	-	-	2
Employee termination benefits	2	1	-	-	-	-	-	3
Site reorganization costs (3)	25	1	-	(4)	-	-	-	22
Other	1	-	(1)	-	-	-	-	-
Sub-total Enterprise	28	2	(1)	(4)	-	-	-	25
Employee termination benefits	-	1	-	-	-	-	-	1
Site reorganization costs	1	14	-	-	-	-	-	15
Other	4	-	(1)	-	-	-	-	3
Sub-total International Carriers and Shared Services	5	15	(1)	-	-	-	-	19
TOTAL	197	96	(119)	(10)	2	(9)	(8)	149

(1)

At December 31, 2009, mainly comprises:

- departures in connection with the offer open to French civil servants of secondment within the public sector,

- costs related to leased properties that have become vacant,

- contributions to the Works Council in respect of early retirement plans.

(2)

At December 31, 2009, mainly relates to the early retirement plan for TP S.A. employees for the period from 2009 to 2011.

(3)

At December 31, 2009, mainly concerns costs related to vacant leased properties, principally at Equant.

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(in millions of euros)	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclas-sifications and translation adjustments	December 31, 2008
Employee termination benefits	25	5		-	-	-	30
Site reorganization costs	28	18	(22)	-	-	(1)	23
Other	34	21	(14)	-	-	-	41
Sub-total France	87	44	(36)	-	-	(1)	94
Employee termination benefits	1	15	(14)	-	-	(1)	1
Site reorganization costs	11	11	(9)	-	-	(3)	10
Sub-total United Kingdom	12	26	(23)	-	-	(4)	11
Employee termination benefits	45	52	(34)	(1)	1	(9)	54
Other	2	-	-	(1)	-	-	1
Sub-total Poland	47	52	(34)	(2)	1	(9)	55
Employee termination benefits	3	20	(23)	-	-	-	-
Sub-total Spain	3	20	(23)	-	-	-	-
Employee termination benefits	3	3	(3)	-	-	(1)	2
Site reorganization costs	-	1	-	-	-	-	1
Other	-	-	-	-	-	1	1
Sub-total Rest of the World	3	4	(3)	-	-	-	4
Employee termination benefits	7	-	(4)	-	-	(1)	2
Site reorganization costs	29	2	(4)	-	-	(2)	25
Other	-	1	-	-	-	-	1
Sub-total Enterprise	36	3	(8)	-	-	(3)	28
Site reorganization costs	-	-	(1)	-	-	2	1
Other	3	-	-	-	-	1	4
Sub-total International Carriers and Shared Services	3	-	(1)	-	-	3	5
TOTAL	191	149	(128)	(2)	1	(14)	197

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(in millions of euros)	January 1, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in the consolidation scope, reclas-sifications and translation adjustments	December 31, 2007
Employee termination benefits	20	5		-	-	-	25
Site reorganization costs	24	18	(13)	(1)	-	-	28
Other	54	-	(20)	-	-	-	34
Sub-total France	98	23	(33)	(1)	-	-	87
Employee termination benefits	10	2	(12)	-	-	1	1
Site reorganization costs	5	15	(8)	-	-	(1)	11
Sub-total United Kingdom	15	17	(20)	-	-	-	12
Employee termination benefits	73	2	(34)	(1)	2	3	45
Other	3	-	-	(1)	-	-	2
Sub-total Poland	76	2	(34)	(2)	2	3	47
Employee termination benefits	-	3	-	-	-	-	3
Site reorganization costs	3	-	(3)	-	-	-	-
Other	1	-	(1)	-	-	-	-
Sub-total Spain	4	3	(4)	-	-	-	3
Employee termination benefits	2	4	(2)	-	-	(1)	3
Sub-total Rest of the World	2	4	(2)	-	-	(1)	3
Employee termination benefits	2	5	-	-	-	-	7
Site reorganization costs	42	-	(11)	-	-	(2)	29
Sub-total Enterprise	44	5	(11)	-	-	(2)	36
Site reorganization costs	1	-	-	(1)	-	-	-
Other	13	-	(6)	(3)	-	(1)	3
Sub-total International Carriers and Shared Services	14	-	(6)	(4)	-	(1)	3
TOTAL	253	54	(110)	(7)	2	(1)	191

25.3   Provisions for dismantling and restoring sites

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

Provisions for dismantling and restoring sites are broken down as follows:

(in millions of euros)	2009	2008	2007
Restoring mobile telephony antennae sites	200	237	215
Dismantling telephone poles	139	164	156
Treatment of waste electrical and electronic equipment	56	64	65
Dismantling public telephones	40	53	62
Other	50	48	34
TOTAL	485	566	532

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NOTE 26  Other liabilities and deferred income

26.1   Other liabilities

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
VAT payable	771	888	952
General Court of the European Union’s ruling of November 30, 2009 (1)	964	-	-
Other taxes	392	352	351
Cable network access fees	560	606	653
Deferred gains and losses on securities	28	143	157
Other	582	711	594
TOTAL	3,297	2,700	2,707
of which other non-current liabilities	573	711	870
of which other current liabilities	2,724	1,989	1,837
(1) See Note 32, Litigation.

Other liabilities reclassified as liabilities related to assets held for sale amount to 126 million euros at December 31, 2009 (including 126 million euros of other current assets).

26.2   Deferred income

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Prepaid cards	451	577	634
Service access fees	875	898	1,000
Loyalty programs	206	208	128
Other deferred revenue	897	1,017	1,146
Other deferred operating income	57	63	77
TOTAL	2,486	2,763	2,985

Deferred income reclassified as liabilities related to assets held for sale amounts to 263 million euros for the year ended December 31, 2009.

NOTE 27  Other information relating to share-based payment and similar compensation

Share-based payment expense is presented as follows:

(in millions of euros)	Notes	2009	2008	2007
Free share award plans	27.1
France Telecom - France Plan		10	36	146
France Telecom - International Plan		26	18	-
ECMS		1	2	3
Sonatel		3	-	-
Employee shareholding plan	27.2	-	-	106
Stock option plans	27.3
France Telecom 2005		-	13	17
France Telecom 2007		8	9	5
Others		2	2	-
TOTAL		50	80	277

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The share-based payment expense for 2009 is booked against equity, except for the cost relating to the employee liabilities and the corresponding social contributions concerning the international free share award plan (7 million euros), which are recognized in the statement of financial position under employee benefits.

27.1   Free share award and similar compensation plans

France Telecom S.A. – France Plan

In 2007, France Telecom granted a free share award plan for employees of France Telecom S.A. and most of its majority-owned French subsidiaries and covering 10.8 million shares.

Based on the accomplishment of performance criteria stipulated by the plan and the number of beneficiaries among the Group’s employees as of April 25, 2009, the Group awarded 10.3 million shares. These shares are subject to a lock-up period of two years, that is until April 25, 2011.

The total cost of the plan is 192 million euros, including 10 million euros booked in 2009 (against equity).

France Telecom S.A. – International Plan

In addition to the free share award plan in France, France Telecom S.A. has set up an International free share award plan in several countries covering 1.8 million shares, with the same award conditions as those of the France Plan. The plan covers approximately 45,000 employees and corporate officers of foreign companies and groups belonging to the France Telecom Group.

On March 3, 2009, the Board of Directors duly noted that the performance criteria had been met, and the beneficiaries acquired the right to receive share awards as of December 4, 2009, in accordance with the plan regulations. The shares were delivered at the beginning of 2010. These free shares are subject to a lock-up period of two years, that is until December 4, 2011 (December 4, 2012 in Spain).

In countries where tax, employment or other regulations prohibit the award of free shares, France Telecom has set up alternative plans covering approximately 23,000 employees and providing for the following benefits, subject to meeting the same performance criteria:

•

either an amount of cash equivalent to the France Telecom S.A. share price on December 4, 2009 ;

•

or, in the United Kingdom, the award of shares to a trust that is in charge of redistributing them free of charge at the request of the employees.

The fair value per unit of the equivalent cash payment is the price of the France Telecom S.A. share on December 4, 2009, that is, 17.52 euros.

The total cost of the plan (including the residual expense to be recognized for the beneficiaries in the United Kingdom), is 51 million euros, of which 26 million euros booked in 2009 against:

•

equity (19 million);

•

employee benefits (liabilities and corresponding social contributions) for the cash-settled portion of the plan (7 million).

The estimated residual expense to be recognized until December 4, 2011 for the beneficiaries in the United Kingdom is 6 million euros.

Sonatel

In May 2009, Sonatel has set up a share award plan covering 0.3 million shares giving employees outright ownership of these shares on their retirement date. This scheme is similar to a free share award plan.

During the vesting period, the beneficiaries are entitled to receive the dividends coming from the shares awarded. The shares may not be sold until the employee’s retirement date.

In 2009, the expense booked for this plan against equity amounted to 3 million euros, based on an unit fair value of 160 euros. An additional expense of 40 million euros is to be recognized over the residual vesting period. Based on the projected retirement schedule, 50% of the additional charge is to be recognized before the end of 2018.

ECMS

In 2007, ECMS granted a free share award plan, completed in 2008 by a supplementary tranche covering 0.5 million shares, which will be acquired progressively over a period of 40 months.

The expense booked in 2009 against equity amounts to 1 million euros. An additional expense estimated at 0.1 million euros is to be recognized over the remaining vesting period, that is until August 22, 2010.

27.2   Employee Shareholding Plan

As the French State sold 130 million of France Telecom shares in June 2007, employees and former employees of the France Telecom Group were proposed France Telecom shares and they acquired 14.4 million France Telecom shares in 2007 (to which will be added a maximum of 0.6 million free shares offered by the French State subject to a holding period of three years applicable to the shares acquired under the transaction). As no vesting period was necessary to acquire shares, the full amount of the expense was recognized in 2007, for an amount of 107 million euros.

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27.3   Stock option plans

France Telecom S.A. – 2007 Plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Group. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a lock-up period ending on May 21, 2011. In addition, the options will not be applied unless the beneficiaries have been employed by the Group for a period of at least three years beginning on May 21, 2007.

TP S.A. - 2007 Plan

TP S.A. granted 6,047,710 stock options to certain executive officers, exercisable for a period of seven years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 5.26 euros (by considering the closing exchange rate on December 31, 2009).

France Telecom S.A. – 2005 Plan

In 2005, France Telecom S.A. granted stock options to its executive officers and employees. The scope of this plan was enlarged in 2006 following the integration of the Amena group.

The options are exercisable for a period of ten years. The vesting period is three years.

France Telecom S.A. (ex-Wanadoo)

Following the purchase of the non-controlling interests in Wanadoo in September 2004, France Telecom undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom S.A. options. These options are exercisable for a period of ten years from 2006.

Orange

Orange stock option plans, which have been exercisable since 2006, can be split into four categories: “International”, “France”, “USA” and “Sharesave”.

Following the purchase of the non-controlling interests in Orange, France Telecom proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued liquidity instruments on options to facilitate the delivery of France Telecom S.A.’s shares.

	December 31, 2009
PLAN	Number of options granted	Remaining term to maturity (months)	End of vesting period
International	85,693,210	5	2006
France	45,983,363	7 to 37	2006
USA	3,621,755	4	2006
“Sharesave” UK Save – 5 years	4,037,379	-	2006
“Sharesave” UK Save – 3 years	5,839,507	-	2006
“Sharesave” Netherlands	232,186	-	2006

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Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2009, 2008 and 2007:

STOCK OPTION PLAN	December 31, 2009		December 31, 2008		December 31, 2007
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	22,624,565	22.70	23,664,255	22.70	14,551,905	23.46
Granted	-	-	-	-	10,093,300	21.61
Exercised	-	-	(5,350)	23.46	(91,640)	22.58
Cancelled, lapsed	(1,271,770)	23.35	(1,034,340)	22.72	(889,310)	22.68
Options outstanding at the end of the year	21,352,795	22.66	22,624,565	22.70	23,664,255	22.70
France Telecom shares (ex-Wanadoo)
Options outstanding at the beginning of the year	4,644,234	20.57	4,869,159	20.36	6,880,597	21.82
Exercised	(45,269)	14.71	(204,334)	15.31	(1,326,010)	14.99
Cancelled, lapsed	(8,298)	16.30	(20,591)	22.07	(685,428)	45.43
Options expired	-	-	-	-	-	-
Options outstanding at the end of the year	4,590,667	20.64	4,644,234	20.57	4,869,159	20.36
Orange shares (1)
Options outstanding at the beginning of the year	38,286,539	8.97	39,838,976	8.94	57,940,516	8.80
Granted	-	-	-	-	-	-
Exercised	(164,054)	6.65	(986,339)	7.51	(14,101,219)	8.12
Cancelled, lapsed	(555,382)	9.29	(566,098)	9.42	(4,000,321)	9.73
Options outstanding at the end of the year	37,567,103	8.97	38,286,539	8.97	39,838,976	8.94
TP S.A. shares
Options outstanding at the beginning of the year	4,746,102	5.19	6,033,024	6.03	-	-
Granted	-	-	-	-	6,047,710	6.03
Exercised	-	-	-	-	-	-
Cancelled, lapsed	(388,677)	4.99(2)	(1,286,922)	6.16	(14,686)	5.73
Options outstanding at the end of the year	4,357,425	5.26 (3)	4,746,102	5.19	6,033,024	6.03
Mobistar shares
Options outstanding at the beginning of the year	-	-	-	-	1,831	34.15
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	(1,831)	34.15
Cancelled, lapsed	-	-	-	-	-	-
Options outstanding at the end of the year	-	-	-	-	-	-

(1)

Due to the issuance of the liquidity instruments on options and France Telecom’s decision to grant new shares, the exercise of these options results in issuing new France Telecom S.A. shares.

(2)

Exchange rate used: average for 2009.

(3)

Exchange rate used: closing rate at December 31, 2009.

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Options exercisable at year-end

Options exercisable at year-end were as follows:

STOCK OPTION PLAN	December 31, 2009
	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (in euros)	Number of options exercisable at year-end
France Telecom plan (2005/2007)	21,352,795	78	21.61 - 23.48	12,169,795
France Telecom shares (ex-Wanadoo)	4,590,667	26	13.84 - 48.70	4,590,667
Orange shares	37,567,103	14	6.14 - 10.00	37,567,103
TP S.A. shares	4,357,425	93	5.26	55,072

NOTE 28  Other information on exposure to market risks

Be aware that the Group uses indicators, such as EBITDA and Organic cash flow, to measure financial performance that are not defined by IFRS.

France Telecom’s Treasury and Financing Committee reports to the Group Management Committee. It is chaired by the Group’s Deputy Chief Financial Officer and meets quarterly.

It sets the guidelines for managing the Group’s debt, especially its liquidity, interest rate, foreign exchange rate and counterparty risks exposure over the following months, and reviews past management (realized transactions, financial results).

28.1   Interest rate risk management

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Management of fixed-rate/variable-rate debt

At December 31, 2009, 81% of the Group’s net debt was at fixed rates, compared with 85% at December 31, 2008 and 85.5% at December 31, 2007.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and are therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in an increase of 28 million euros in financial expense and a 1% fall in interest rates would result in a decrease of 8 million euros.

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.65 billion euros, which represents 4.62% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.67 billion euros (4.68% of its market value).

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 8 million euros. A 1% fall in interest rates would lead to an increase in their market value and in the cash flow hedge reserves of approximately 12 million euros.

28.2   Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and in their own currency. Their operational exposure to foreign exchange risk is therefore fairly limited.

To hedge the exposure of some of their operating cash flows (purchases from suppliers or sales to customers) in foreign currencies, the subsidiaries of the France Telecom Group have set up risk hedging policies (see Note 23, Derivative instruments).

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Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•

dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the Shareholders’ Meeting;

•

financing of the subsidiaries: the subsidiaries are required to cover their funding needs in their functional currency as much as possible;

•

Group financing: most of the Group’s debt (84%) is denominated in euros. From time to time, France Telecom S.A. issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If France Telecom S.A. does not have assets to hedge these currencies, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rate and particularly on the interest rate differential relative to the euro.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss recognized in the consolidated statements of income. It also shows the sensitivity of these entities to a probable 10% change in the foreign exchange rates of the currencies to which they are exposed.

	Exposive in currency						Sensitivity to a change in foreign exchange rates against the euro or the zloty (in millions of euros)
(in millions of currency units)	EUR	GBP	PLN	CHF	USD	Total translated to euros	Change + 10%	Change - 10%
France Telecom S.A.	-	(15)	(102)	(592)	(74)	(493)	(55)	45
TP Group	12	-	-	-	2	14	2	(1)
TOTAL (currencies)	12	(15)	(102)	(592)	(72)	(479)
TOTAL (euros)	12	(17)	(25)	(399)	(50)	(479)

Translation risk

•

In the statement of financial position

Due to its international presence, France Telecom Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty and the Swiss franc.

To hedge its largest foreign asset exposures, France Telecom has issued debt in the relevant currencies.

(in millions of euros)	Contribution to consolidated net assets							Sensitivity to a change in all currencies against the euro
	EUR	GBP	PLN	CHF	USD	Other currencies	Total	Change + 10%	Change - 10%
Assets excluding net debt by currency (1)	45,378	6,775	5,012	944	71	4,511	62,689	1,924	(1,574)
Net debt by currency (2)	28,593	1,590	1,600	1,228	(218)	1,148	33,941	594	(486)
Net assets by currency (3)	16,785	5,185	3,412	(284)	289	3,363	28,748	1,329	(1,088)

(1)

Net assets by currency do not include components of net financial debt.

(2)

See Note 22.2, Net financial debt.

(3)

The share of net assets attributable to owners of the parent company in zlotys amounts to 1,699 million euros.

To limit the translation risk on the statement of financial position while taking advantage of attractive financing rates, in 2008, France Telecom secured 633 million Swiss francs of net investment hedges in Swiss francs.

•

In the income statement

Due to its international presence, the France Telecom Group is exposed to risk arising from changes in average exchange rates in the conversion of statements of income denominated in foreign currencies of its foreign subsidiaries. The table below summarizes the sensitivity of France Telecom’s consolidated income statement to a change of plus or minus 10% in foreign exchange rates against the euro, arising from the conversion of foreign subsidiaries’ income statements denominated in foreign currencies.

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(in millions of euros)	Contribution of continuing operations to consolidated income statement							Sensitivity to a change in all currencies against the euro
	EUR	GBP	PLN	CHF	USD	Other currencies	Total	+ 10%	- 10%
Revenues	35,890	165	3,795	971	935	4,188	45,944	1,117	(914)
EBITDA	11,626	(190)	1,474	255	214	1,415	14,794	352	(288)
Operating income	7,114	(209)	108	104	114	628	7,859	83	(68)

France Telecom set up euro-zloty and euro-pound sterling economic hedges at the Group level in 2009 to reduce the foreign exchange risk related to the translation of operating cash flows from Poland and the United Kingdom.

In addition, foreign currency debt generates interest that provides a partial “natural” hedge of the subsidiaries’ operating cash flow in foreign currencies.

28.3   Liquidity risk management

The France Telecom Group’s policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

Diversified sources of funding

France Telecom has diversified sources of funding:

•

issues in the short-term securities markets under the commercial papers program;

•

regular issues in the bond markets under the EMTN program;

•

undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

In 2009, the France Telecom Group continued to diversify its sources of funding as much as possible to refinance its maturing bond redemptions. Thus:

•

France Telecom S.A. issued 3.95 billion euros in bonds, with only 1 billion euros issued on the euro market; the remainder were issued in Swiss francs, US dollars and pounds sterling;

•

TP Group issued 700 million euros of bonds;

•

FT España secured 500 million euros in loans from the European Investment Bank, on which it had drawn 300 million euros at December 31, 2009.

•

FT ImmoH entered into a finance lease agreement for 140 million euros.

In 2009, the spread on France Telecom’s 5-year credit default swaps averaged approximately 45 basis points.

Liquidity of investments

France Telecom invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for terms of less than three months.

Smoothing debt maturities

Debt maturities are spread consistently over the next years, as evidenced by the average maturity of net debt excluding TDIRAs, which was 7.3 years at the end of 2009 (7.5 years at the end of 2008 and 7.1 years at the end of 2007).

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

as the perpetual bonds redeemable for shares (TDIRA) are undated, redemptions of the nominal amount are not dated. In addition, from January 1, 2010, interest payable on the bonds will switch to a variable rate over an undetermined period of time (see Note 22.3, TDIRA). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

•

the maturity dates of revolving credit facilities are the contractual maturity dates.

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(in millions of euros)	Note	December 31, 2009	H1 2010			H2 2010			2011		2012		2013		2014		2015 and beyond		Undated
			Nominal amounts	Accrued interest (2)	Future interest (2)	Nominal amounts	Accrued interest (2)	Future interest (2)	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Non- cash items (1)
TDIRA	22	1,631	-	96			-	-	-	110	-	-	-	-	-	-	-	-	1,389	147
Bonds, excluding TDIRA	22	31,094	301	900	230	2,671	71	519	3,634	1,293	2,529	1,142	3,837	884	3,587	767	13,575	5,467		(11)
Bank loans	22	1,959	294	27	65	85	-	50	238	94	222	76	502	60	260	40	338	35	-	(7)
Finance lease liabilities	22	667	253	-	5	12	-	5	45	8	39	7	39	6	64	5	195	16		19
Securitization debt	22	807	807	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial papers	22	300	300	-	0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Bank overdrafts	22	148	148	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial liabilities	22	242	101	-	4	17	-	4	13	6	13	6	12	5	12	4	68	10	-	7
Financial liabilities at amortized cost, excluding trade payables		36,848	2,204	1,023	304	2,785	71	578	3,930	1,511	2,803	1,231	4,390	955	3,923	816	14,176	5,528	1,389	155
ECMS public tender offer	22	1,082	1,082	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other commitments to purchase non-controlling interest	22	23	23	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Derivatives (liabilities)	23	1,359	33	(17)	63	1	(4)	58	909	56	60	42	-	41	61	34	113	52
Derivatives (assets)	23	(482)	(84)	(87)	(30)	(2)	(10)	(31)	(20)	(75)	(1)	(54)	(0)	(47)	(31)	(51)	(88)	(138)
Gross financial debt after derivatives		38,830	3,258	919	337	2,784	57	605	4,819	1,492	2,862	1,219	4,390	949	3,953	799	14,201	5,442
Deposits received from customers	22	181	181	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-
Trade payables	22	8,241	7,439	30	(0)	328	5	11	65	16	26	16	27	15	33	22	219	171		71
TOTAL FINANCIAL LIABILITIES (including derivative assets)		47,252	10,878	949	337	3,112	62	616	4,884	1,508	2,888	1,235	4,417	964	3,986	821	14,420	5,613

(1)

The amounts shown in this column are used, for items not recognized at fair value, to reconcile the breakdown of the nominal amounts, of accrued interest and the balance in the statement of financial position.

(2)

The sum of accrued interest and future interest equals the amount of coupons to be paid.

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At December 31, 2009, the liquidity position of France Telecom appeared to be sufficient to cover 2010 obligations linked to the net financial debt, independently of cash flow to be generated in 2010:

	Note	December 31, 2009
Bank overdrafts	22	(148)
Cash	18	1,038
Cash equivalents	19	2,911
Other financial assets at fair value, excluding derivatives	19	7
Available undrawn amount of credit facilities	22	10,071
Liquidity position		13,879

France Telecom’s debt ratings

France Telecom’s debt ratings at December 31, 2009 are as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

On July 6, 2009, Fitch stated that it was changing its rating on the short term debt to F2 to bring it into line with that of France Telecom’s European peers, not to reflect any deterioration in the Group’s credit fundamentals. France Telecom’s other ratings have been unchanged since June 23, 2005.

A portion of the debt (4.8 billion euros of the outstanding balance at December 31, 2009) is subject to step-up clauses. This amount does not include the TDIRA, whose step-up clauses are described in Note 22, Financial liabilities and net financial debt.

As France Telecom’s long term ratings did not change in 2009, the step-up clauses were not triggered.

28.4   Management of covenants

Commitments with regard to financial ratios

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

•

an EBITDA to interest expense ratio equal to or greater than 6.00 (EBITDA and interest expense as defined in the contracts with the banks);

•

a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts with the banks).

This credit facility, which amounted to 192 million euros at December 31, 2009, was entirely repaid on January 29, 2010.

In respect of its 2005, 2007, 2008 and 2009 bank financing contracts, ECMS must comply with the following ratio:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

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In addition, in respect of its 2005 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt below 9.7 billion Egyptian pounds (net senior debt as defined in the contracts with the banks).

At December 31, 2009, these ratios were fully compliant.

With regards to structured financing contracts, several refund scenarios are possible for France Telecom S.A.’s trade receivables securitization programs: (i) standard repayment scenarios on the contractual maturity date of the programs; (ii) accelerated or adjusted payment, notably in the event that France Telecom’s long-term rating is downgraded to BB- or Ba3. In the case of accelerated or adjusted payment, the securitization conducts cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interest progressively.

The Enterprise’s trade receivables securitization program refers to a different kind of amortization: mandatory amortization in the case that a treaty, provision of the law or regulation, an instruction or a directive issued by an official authority or banking organization, or an interpretation or application thereof issued or made by an official authority or an organization of a binding nature, were to call into question or be liable to call into question one of the legal and/or financial mechanisms of the securitization transaction.

Under the terms of the Orange France trade receivables securitization program, France Telecom S.A. is required to hold 100% of Orange France’s share capital and voting rights, directly or indirectly.

Commitments related to instances of default or material adverse changes

Most of France Telecom’s financing agreements, including in particular the 8 billion euro syndicated credit facility set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program, are not subject to cross default or prepayment arrangements in the event of a material adverse change. When such arrangements exist, accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

28.5   Credit risk and counterparty risk management

Financial instruments that could potentially subject France Telecom to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom considers that it has limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of credit risk on net trade receivables past due is provided in Note 18, Loans and receivables.

France Telecom’s policy is to invest its cash, cash equivalents and marketable securities with financial institutions and industrial groups with a long-term rating of A-/A3 or above. Some investments by subsidiaries are with counterparties with a lower rating; the rating is then the highest available in the country concerned.

France Telecom S.A. enters into interest rate and foreign exchange contracts with leading financial institutions. Furthermore:

•

France Telecom also has collateralization agreements with the main counterparties to which it has the highest exposures These agreements may result in weekly or monthly amounts payable to or receivable from certain banks, representing the mark-to-market impact of all derivative instruments set up with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A., the amount of cash collateral paid amounted to 758 million euros at December 31, 2009 compared with 238 million euros at December 31, 2008 and 788 million euros at December 31, 2007 (see Note 18, Loans and receivables). The increase was due to a volume effect after hedges on the pound sterling position and on the new US dollar bonds issues in 2009, and by the increase in the number of counterparties with which the company entered into a collateralization agreement, together with the reduction in thresholds set in the contracts. The increase was also due to the fall in the market value of foreign exchange hedging instruments, primarily owing to the fall in the value of the dollar against the euro;

•

counterparties’ ratings are monitored;

•

limits are set based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury and Financing Management Department. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

these ratios are monitored periodically to reflect the risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room.

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28.6   Equity market risk

At December 31, 2009, France Telecom S.A. had no option to purchase its own shares and holds 2,042,836 treasury shares (see Note 21.2, Treasury shares). Moreover, the Group’s exposure to market risk on shares of listed companies included in assets available for sale was not material and mutual funds investments (OPCVM) held at year-end do not contain any equity component. The France Telecom Group is exposed to equity risk through certain retirement plan assets (see Note 25, Provisions) and, to a limited extent, through free share award plans and similar compensation (see Note 27.1, Free share award and similar compensation plans). After the last buy-back of shares that occurred in 2010, the France Telecom Group is no longer exposed to equity risk through free share award plans.

Lastly, the representation of France Telecom’s assets on the statement of financial position may be affected by the market value of its subsidiaries’ shares, which is one of the measurement variables used in impairment testing.

28.7   Equity management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in value creating projects, and to provide its shareholders with an attractive return. This return determined on the basis of the Group’s organic cash flow, while taking into account sector practices.

This policy has led France Telecom to set targets for net financial debt to EBITDA and shareholders’ remuneration.

	December 31, 2009	December 31, 2008	December 31, 2007
Net financial debt / EBITDA ratio (1)	1.97(2)/1.90(3)	1.96	1.99
Organic cash flow (in millions of euros)	8,350	8,016	7,818
Cash paid dividends by the parent company (in millions of euros)	(3,141)(4)	(4,949)(5)	(3,117)
Share paid dividends (in millions of euros)	(538)	-	-

(1)

EBITDA takes into account the contribution of assets held for sale (see Note 11, Discontinued operations).

(2)

EBITDA restated for the expense recognized following the General Court of the European Union’s decision on the business tax (see Note 32, Litigation) and for the provision in connection with the Part-time for Seniors plan (see Note 24, Employee benefits).

(3)

EBITDA restated for the expense recognized following the General Court of the European Union’s decision on the business tax (see Note 32, Litigation) and for the provision in connection with the Part-time for Seniors plan (see Note 24, Employee benefits) and net financial debt restated for the ECMS public tender offer.

(4)

Including the 1,588 million euro interim dividend paid in 2009.

(5)

Including the 1,563 million euro interim dividend paid in 2008.

NOTE 29  Other information on the fair value of financial assets and liabilities

The main methods and assumptions used to estimate the fair value of financial instruments are described below.

Assets available for sale

The market value of non-consolidated investment securities in quoted companies and listed marketable securities is based on quoted prices at year-end.

Unlisted securities are measured using available information such as transaction value, discounted future cash flows and comparable multiples.

The market value of investments in listed companies held for more than one year is their quoted price at the end of the accounting period.

Loans and receivables

For cash and cash equivalents, trade receivables and various deposits, France Telecom considers their carrying amount to be the best estimate of market value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

For very short-term investments such as deposits, certificates of deposit, commercial papers or negotiable debt securities, France Telecom considers the nominal value of the investment and the related accrued interest to be the best estimation for market value.

The market value of mutual funds (OPCVM) is the latest settlement value.

Financial liabilities at amortized cost

For trade payables and deposits received from customers, France Telecom considers the carrying value to be the best estimation for market value, due to the high liquidity of these instruments.

The market value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by France Telecom at the end of the period.

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The market value of financial liabilities is determined using:

•

quoted price, for listed bonds;

•

the present value of estimated future cash flows, discounted using rates available to France Telecom at the end of the period, for unlisted instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by the banks.

Financial liabilities at fair value through profit or loss

The market value of the ECMS public tender offer is the offering price applied to the number of shares held by the indirect minority shareholders of ECMS, with the debt being proportionately consolidated at 71.25%.

The market value of other firm or contingent commitments to purchase non-controlling interest is measured in accordance with the clauses of the contracts.

Derivative instruments

The market value of derivative instruments is determined using the present value of estimated future cash flows, discounted using interest rates available to France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by the banks.

The market value of the Amena price guarantee was based on a valuation model for call options, using the following variables: market value and volatility of the underlying element, maturity of the option and a risk-free interest rate.

The market value of financial assets and liabilities measured at fair value in the statement of financial position shown in the table below has been ranked based on the three hierarchy levels defined by IFRS 7:

•

Level 1: quoted price in active markets;

•

Level 2: inputs observable directly or indirectly;

•

Level 3: inputs not based on observable market data.

(in millions of euros)		December 31, 2009
	Note	Book value	Estimated fair value	Level 1	Level 2	Level 3
Assets available for sale	16	221	221	107	-	114
Listed investment securities		46	46	46	-	-
Unlisted investment securities		87	87	-	-	87
Other		88	88	61	-	27
Loans and receivables	18	10,175	10,175
Trade receivables		5,494	5,494
Cash		1,038	1,038
Deposits and various items		1,806	1,806
Other		1,837	1,837
Assets at fair value through profit or loss, excluding derivatives	19	2,918	2,918	2,114	804	-
Mutual funds (OPCVM)		2,112	2,112	2,112	-	-
Other investments		806	806	2	804	-
Financial liabilities at amortized cost	22	45,443	48,351
Financial liabilities		37,021	39,916
Trade payables		8,241	8,254
Other		181	181
Financial liabilities at fair value through profit or loss, excluding derivatives	22	1,105	1,105	1,082	-	23
ECMS public tender offer		1,082	1,082	1,082	-	-
Other commitments to purchase non-controlling interest		23	23	-	-	23
Net derivatives	23	877	877	-	877	-
Amena price guarantee		-	-	-	-	-
Other derivatives		877	877	-	877	-

The market value of the external net financial debt carried by France Telecom was 36,837 million euros at December 31, 2009, for a carrying amount of 33,941 million euros.

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(in millions of euros)	December 31, 2008		December 31, 2007
	Book value	Estimated fair value	Book value	Estimated fair value
Assets available for sale	203	203	518	518
Listed investment securities	17	17	59	59
Unlisted investment securities	96	96	354	354
Other	90	90	105	105
Loans and receivables	8,814	8,814	9,900	9,900
Trade receivables	6,163	6,163	6,556	6,556
Cash	1,034	1,034	1,303	1,303
Deposits and various items	1,236	1,236	1,636	1,636
Other	381	381	405	405
Assets at fair value through profit or loss, excluding derivatives	4,377	4,377	3,212	3,212
Mutual funds (OPCVM)	866	866	69	69
Other investments	3,511	3,511	3,143	3,143
Financial liabilities at amortized cost	50,035	51,008	51,241	52,237
Financial liabilities	39,885	40,858	41,226	42,222
Trade payables	10,017	10,017	10,015	10,015
Other	133	133	-	-
Financial liabilities at fair value through profit or loss, excluding derivatives	55	55	78	78
ECMS public tender offer	-	-	-	-
Other commitments to purchase non-controlling interest	55	55	78	78
Net derivatives	1,090	1,090	1,960	1,960
Amena price guarantee	810	810	516	516
Other derivatives	280	280	1,444	1,444

The market value of France Telecom’s net financial debt was 36,832 million euros at December 31, 2008 for a carrying amount of 35,859 million euros, and 38,976 million euros at December 31, 2007 for a carrying amount of 37,980 million euros.

NOTE 30  Other information on statement of cash flows

Year ended December 31, 2009

Following the General Court of the European Union’s decision of November 30, 2009 on the French business tax (taxe professionnelle - see Note 32, Litigation), an expense of 964 million euros was recognised, with no effect on net cash flow provided by operating activities in 2009. This amount had been deposited into an escrow account in 2007 and 2008 and bore interests of 53 million euros as of November 30, 2009 that were not recognized in net income. The transfer of the cash from the escrow account to the government on January 7, 2010 will impact the net cash flow provided by operating activities by (964) million euros and the net cash used in investing activities by 964 million euros.

Net cash flow provided by operating activities includes 563 million euros from the unwind price received due to the termination of hedging derivatives and from the buy back of perpetual bonds redeemable for shares (TDIRA). This amount is included in the item “interest paid and interest rates effects on derivatives, net”.

Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 170 million euros have no impact on the statement of cash flows.

Stock dividends amounting to 538 million euros have no impact on the statement of cash flows.

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NOTE 31  Unrecognized contractual commitments

At December 31, 2009, the management considers that to the best of its knowledge, there were no existing commitments, other than those described in this note, likely to have a material effect on the current or future financial position of France Telecom.

The table below provides a schedule of contractual commitments reflected in the statement of financial position at year-end. It covers the provisions for early retirement plans, French Part-time for seniors plan, pensions and other post-employment benefits.

(in millions of euros)	Statement of financial position at December 31, 2009		Schedule of undiscounted future cash flows
	Note	Total / Ceiling	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Early retirement plans	25	433	315	118	6
French part-time for seniors plan (1)	24	569	53	98	155	185	175	121
Pensions and other post-employment benefits	24	626	77	68	68	60	75	385
TOTAL		1,628	445	284	229	245	250	506

(1)

The cash flows related to the French part-time for seniors plan have been estimated based on the same assumptions as those used to calculate the corresponding provision at December 31, 2009: they are sensitive to the plan sign-up rate (estimated at 70%), to the eligible population and to the choices employees will make among the different packages offered.

Amena price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil SA (Amena), the minority shareholders of Auna (renamed France Telecom España in 2006) were awarded certain guarantees in respect of the price at which France Telecom would buy their shares. As France Telecom acquired the non-controlling interests of France Telecom España in April 2009, the price guarantee expired.

31.1   Leasing commitments

MINIMUM FUTURE LEASE PAYMENTS DUE UNDER NON-CANCELLABLE LEASES AT DECEMBER 31, 2009, BY MATURITY

(in millions of euros)	Total	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Operating leases (1)	5,607	964	842	723	661	611	1,806
Finance leases (2)	699	275	53	46	45	69	211

(1)

Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

(2)

Included in debt (see Note 28.3, Liquidity risk management). Including (i) lease payments on France Telecom S.A.’s QTE leases and (ii) 95 million in interest.

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings under commercial operating leases, except for certain assets vacated in the short term. The Group may choose whether or not to renew these leases upon expiry or to replace them by other leases with renegotiated terms and conditions. The rental expense regarding property sold under these disposal plans amounted to 264 million euros as of December 31, 2009, including rental charges.

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31.2   Investment and goods and services purchase commitments

PAYMENTS DUE BY MATURITY AT DECEMBER 31, 2009

(in millions of euros)	Total	Before end of 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Investment and goods and services purchase commitments	5,073	2,866	898	575	231	157	348

The most significant commitments to purchase goods and services entered into by the Group are contracts to purchase handsets and network equipment, services, content and telecommunication connections. Such purchases may form part of multi-year contracts. The main commitments at December 31, 2009 related to the following:

•

the purchase of transmission capacity for an overall amount of 1,064 million euros, of which 725 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

•

purchases of mobile telephony equipment for an aggregate amount of 266 million euros;

•

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 198 million euros;

•

the acquisition of three out of the twelve lots put up for sale by the French Ligue de Football Professionnel relating to rights to broadcast Ligue 1 matches for the next three seasons. The total amount of commitments amounts to 625 million euros, payable in installments up to 2012;

•

the acquisition of rights to broadcast content, principally from film studios, for the needs of the Orange Cinéma Séries Service, for an estimated total amount of 249 million euros (the maturities of these commitments under the different contracts are spread out over time until 2014 depending on the contract).

As part of the license award process, the Group has made certain commitments to various government authorities in terms of network coverage, number of subscribers and service quality. Meeting these commitments will require substantial investment expenditure in future years to roll out and enhance the networks. These commitments are not shown in the table above since they are not quantifiable. Non-compliance with these obligations could result in fines and other sanctions ultimately leading to withdrawal of licenses granted. The Management believes that the Group has the ability to fulfill these commitments towards government authorities.

Under the terms of the Tunisian government’s grant of a fixed-line and mobile telecommunications license to the consortium formed by France Telecom, Investec and Divona Telecom, announced on June 26, 2009, France Telecom, which owns 49% of the company, undertook to finance its share of the six-year business plan provided during the bid process. The maximum amount of this commitment amounts to 220 million Tunisian dinars (116 million euros) at December 31, 2009).

In October 2009, TP S.A. and the Polish Office for Electronic Communications (UKE) signed an agreement in principle pertaining to the institution of procedures to guarantee non-discrimination and transparency in inter-carrier relations without functionally separating TP S.A.’s activities. Under this agreement, the UKE will freeze wholesale rates for regulated services until 2012 and TP S.A. will invest in 1.2 million broadband lines over this period, for an amount estimated by TP S.A. at 3 billion zlotys (724 million euros at December 31, 2009).

The commitments related to the variable part of the licenses acquisition cost (mainly GSM and UMTS licenses of Orange France) are not included in the amount of unrecognized contractual commitments since the related amount cannot be estimated reliably (the variable user fee represents a percentage of the revenue generated by the use of the licenses).

31.3   Guarantees

Guarantees given to the third parties in the ordinary course of business

The table below shows the guarantees provided by the Group to third parties (financial institutions, customers, partners and government agencies) to ensure fulfillment of contractual obligations by non-consolidated companies.

(in millions of euros)	Total / Ceiling	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Guarantees given to third parties by France Telecom in the ordinary course of business	255	97	5	21	27	0	106

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Guarantees provided to ensure the fulfillment of contractual obligations by France Telecom S.A. and its consolidated subsidiaries in the ordinary course of their business are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned.

The Group has not provided any material guarantees to cover the commitments of consolidated subsidiaries in which there are significant non-controlling interests (previously called “minority interests”).

The Group’s main commitments relating to borrowings are set out in Note 28.

Certain investments and other assets have been pledged to, or used as collateral for financial institutions to cover bank borrowings and credit lines (see Note 28, Other information on exposure to market risks).

Asset and liability guarantees granted in relation to disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties.

At December 31, 2009, the main warranties in effect are the following:

•

specific warranties, mainly in relation to taxation and environmental law, granted to Tower Participations and its subsidiaries as part of the disposal of TDF. These warranties are not capped and will expire at the end of the statutory limitation period;

•

tax-related warranties, capped at 140 million euros, granted to Deutsche Telekom as part of the disposal of the mobile and Internet businesses in the Netherlands. These warranties will expire at the end of the statutory limitation period;

•

tax-related warranties, granted as part of the disposals of Casema and Orange Denmark. These warranties are not capped and will expire at the end of the statutory limitation period.

In addition, as part of the contribution agreement with respect to Orange UK’s assets, signed on November 5, 2009 with Deutsche Telekom (see Notes 3 and 31.4), France Telecom made commitments as well as standard representations and guarantees for which it may be held liable in case of breach, including before the transaction is completed.

The Management believes that the risk of these warranties being enforced is remote or that the potential consequences of their being called upon are not material with regard to the Group’s results and financial position.

Guarantees given to third parties under France Telecom S.A. QTE leases

(in millions of euros)	Total / Ceiling	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Guarantees given by France Telecom to third parties under France Telecom S.A. QTE leases	258	6	0	9	0	243	0

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom delivered to investors, and then leased back, certain items of telecommunications equipment. Under these transactions, France Telecom guaranteed investors future payments of rents for a combined maximum of 366 million US dollars (244 million euros) at December 31, 2009.

France Telecom considers the risk that these guarantees will be called as non material.

31.4   Commitments relating to securities

There are ongoing transactions which if completed (see Note 3), will give rise to commitments from France Telecom. More specifically, on November 5, 2009, France Telecom entered into an agreement with Deutsche Telekom under which it will transfer all the operations of Orange UK to a joint venture formed with T-Mobile UK in the United Kingdom. Likewise, on November 25, 2009, France Telecom and TDC signed agreements to combine their Swiss subsidiaries, Orange Switzerland and Sunrise.

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues or to sell its holdings. At December 31, 2009, the main agreements concerned Mobinil-ECMS (Egypt) and Orange Austria (ex-One).

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(in millions of euros)	Total	Before end of December 2010	Before end of December 2011	Before end of December 2012	Before end of December 2013	Before end of December 2014	As from January 2015
Commitments to acquire or subscribe to securities (1)	544	534	10	0	0	0	0

(1)

When the range of maturities covers several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date. Mainly includes the unrecognized part of the commitment to acquire ECMS shares (Egypt).

Mobinil-ECMS (Egypt)

Pursuant to the decision rendered in March 2009 by the Arbitration Court of the International Chamber of Commerce, France Telecom obtained the right to purchase from Orascom Telecom a 28.75% equity interest in Mobinil for 4.01 billion Egyptian pounds, or 507 million euros, which is not included in the commitments covered by that note (see Note 32, Litigation). As this arbitral decision is enforceable, and even though it has not yet been executed, France Telecom believes that it renders ineffective the implementation of the clauses in the Shareholders’ Agreement governing the relationships between France Telecom and Orascom, which stipulate that:

•

in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the same shares; the exercise price of the put options shall be equal to the market value of the shares calculated on the basis of the ECMS share price;

•

in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares.

On December 10, 2009, France Telecom launched a public tender offer on the 49 million shares of ECMS not held by Mobinil itself for the price of 245 Egyptian pounds per share, for a total of 1,518 million euros, including 1,082 million euros recorded in financial liabilities and relating to the recognized indirect non-controlling interests (see Notes 3 and 22.2) and 436 million euros relating to unrecognized contractual commitments.

Sub-Group Orange Austria (ex-One)

Upon their acquisition of the entire share capital of Orange Austria (ex-One), the investment fund Mid Europa Partners and France Telecom entered into a shareholders’ agreement which contains clauses governing transfer of the shares. Under the agreement, the parties undertake not to sell their holdings for a period of four years as of the acquisition date (i.e. until October 2, 2011). France Telecom granted MEP a call option over its shares in the company at their market price should France Telecom make acquisitions giving rise to a conflict of interest. Upon expiration of the lock-up period, each shareholder has a right of first refusal over the shares of the other party should that party decide to sell them. France Telecom also has a call option over the shares owned by Mid Europa Partners upon expiration of the lock-up period.

31.5   Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom Group, vested training rights not yet used totaled approximately 6.9 million hours at December 31, 2009.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom’s financial statements for the year ended December 31, 2009.

31.6   Assets covered by commitments

The table below demonstrates the extent to which France Telecom has full rights of use over its assets at December 31, 2009.

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Assets held under finance leases	704	602	573
Non-current pledged or mortgaged assets	1,805	1,261	1,553
Collateralized current assets	111	210	377
Securitized receivables	1,324	2,526	2,653
TOTAL	3,944	4,599	5,156

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Assets held under finance leases

The amount of assets held under finance leases does not comprise 125 million euros in respect of Orange’s in-substance defeasance operation in the United Kingdom at December 31, 2009 (143 million euros at December 31, 2008 and 219 million euros at December 31, 2007).

Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees:

(in millions of euros)	Year ended December 31, 2009
	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a) / (b)
Intangible assets, net (excluding goodwill)	10,376	3	0%
Property, plant and equipment, net	24,321	5	0%
Non-current loans and receivables (1)	2,555	1,797	70%
Other (2)	32,826	- (3)	n/a
TOTAL NON-CURRENT ASSETS	70,088

(1)

Including 964 million euros (nominal amount) in the escrow account pursuant to the European Commission proceedings relating to the special French business tax (see Notes 18, Loans and receivables and 32, Litigation).

(2)

This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

(3)

The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 15, Interests in associates).

NOTE 32  Litigation

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs that may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

At December 31, 2009, provisions totaling 524 million euros (compared with 495 million euros at December 31, 2008 and 472 million euros at December 31, 2007) were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom does not provide details on the provisions, as it believes that their disclosure on a case-by-case basis could seriously prejudice the Group.

The litigation and claims that could have a significant impact on France Telecom’s financial position are described below:

32.1   Litigation related to competition law

A number of claims have been made against France Telecom by competitors for alleged anti-competitive behavior, for which they are generally seeking a cease order. If the claims are upheld, France Telecom may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by these practices.

State aid

Three proceedings are currently pending before the European competition authorities concerning alleged State aid in favor of France Telecom:

•

The first procedure follows an investigation opened in January 2003 by the European Commission concerning the special French business tax (taxe professionnelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, and to which the company was subject from 1991 to 2002. In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of State aid that it estimated to be between 798 million euros and 1,140 million euros plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the General Court of the European Union. For its part, the French State had filed an equivalent appeal in October, 2004. On November 30, 2009, the General Court of the European Union rejected these appeals. On February 10, 2010, France Telecom filed an appeal with the European Court of Justice (ECJ) which the French government indicated that it intended to support.

Pursuant to the 2004 decision of the European Commission and pending the General Court of the European Union decision, France Telecom had placed in an escrow account in 2007 and 2008 the total amount of 964 million euros. Following the General Court of the European Union decision, France Telecom recorded a charge of the same amount in its 2009 financial statements. In addition, pursuant to the escrow agreement, on January 7, 2010, France Telecom transferred to the French State the amount in escrow together with 53 million euros of interest on the amount as of November 30, 2009 and not recognized as income, representing a total amount of 1,017 million euros. See Note 30 for the impact on cash flows.

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•

The second procedure also follows an investigation opened by the European Commission in January 2003, relating to the financial measures announced by the French State on December 4, 2002. On that date, the French State announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase alongside private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union. The hearings before the General Court of the European Union occurred on April 22, 2009 and its decision is expected during the first half of 2010. The General Court of the European Union might conclude that the financial measures constitute a State aid which is reimbursable and ask the European Commission to rule consistently with this position. However, France Telecom believes that the participation of the French State, in its capacity as a majority shareholder, in the company’s action plan was consistent with the conduct of an informed private investor and contained no element of State aid.

•

On May 20, 2008, the European Commission announced that it had launched a formal investigation into the pension plan for French civil servants employed by France Telecom. This step followed a complaint by Bouygues Telecom in 2002.

The objective and effect of the pension plan implemented by the French law of July 26, 1996 was to bring the financing of the pension plan for French civil servants employed by France Telecom into line with pension plans applicable to employees of France Telecom’s competitors. As part of the new regime established by the 1996 law, France Telecom made an exceptional payment of 5.7 billion euros to the French State in 1997 and, since then, has made annual contributions in full discharge of its liabilities.

France Telecom believes that the sole effect of the pension plan system established in 1996 is to release the company from a structural disadvantage and that this reform contains no element of State aid. The company made observations as a third party interested in the proceedings.

Broadband, High Capacity Broadband and Contents

•

In July 2003, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband Internet services in the European Union member states, the European Commission ordered Wanadoo to pay a fine of 10.35 million euros for abuse of a dominant position between March 2001 and October 2002. On January 30, 2007, the General Court of the European Union upheld this decision and on April 2, 2009, the ECJ dismissed France Telecom’s appeal. The decision of the European Commission thus became final.

This decision of the European Commission and decisions from the French Competition Authority condemning similar practices of France Telecom on the broadband access market served as a basis for several legal actions, which are currently pending before the Paris Commercial Court, from competitors claiming compensation for the damages they allegedly suffered because of these practices:

•

Free, which brought an action against France Telecom in December 2006, accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its narrowband Internet customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros. In May 2008, in support of its claims, Free filed an economic report which speaks of theoretical damages of 1.9 billion euros. In December 2008, France Telecom produced an expert economic and financial assessment which concluded that Free incurred no loss. France Telecom believes that Free has been able to take full advantage of the development and dynamism of the French broadband market.

•

Numericâble filed a lawsuit against France Telecom on November 9, 2009. Numericâble submitted an economic report which values its prejudice at a minimum of 157 million euros. France Telecom believes that Numericâble suffered no loss and that its claims are unfounded.

•

In July 2007, Free filed a complaint with the French Competition Council against France Telecom concerning the rollout of fiber optic networks in France. This complaint included a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom had been engaged since October 2007 before the Telecom and Postal Regulatory Authority (ARCEP) in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. Nevertheless, it decided to pursue its investigation into the substance of the case. This investigation should be extended to the issue of sharing fiber optic cabling in buildings which is the subject of a further complaint from Free.

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•

After failing in July 2008 to obtain in a summary procedure the suspension of the sale of the “Orange Sport” service, Free brought substantive proceedings before the Paris Commercial Court seeking to enjoin France Telecom from conditioning the subscription to this service on the purchase of an Orange broadband access subscription, together with an order that France Telecom pay damages indemnifying a loss estimated at 54 million euros. Neuf Cegetel joined the proceedings, also claiming damages but calling for an expert report to value its loss. On May 14, 2009, the Paris Court of Appeals overturned the judgment of the Commercial Court dated February 23, 2009, which had ordered France Telecom, subject to a financial penalty, to cease conditioning the linear TV broadcast of the Orange Sport service on the purchase of an Orange broadband access subscription and which had appointed a panel of experts to enable it to evaluate the amount of loss incurred by Free and Neuf Cegetel. This decision allowed France Telecom to resume marketing of the Orange Sport service to new subscribers. SFR and Free filed an appeal before the French Supreme Court.

At the same time, in February 2009, Canal + and SFR filed a complaint with the French Competition Authority alleging tied sales between the Orange Sport service and the Orange broadband Internet access offers and predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom the right to broadcast football games in France. The Competition Authority opened an investigation but, at this stage, France Telecom has no information on these proceedings.

•

In March 2009, Vivendi and Iliad brought a joint complaint before the European Commission for abuse of adominant position with respect to France Telecom’s practices on the local loop and broadband Internet access wholesale markets since 2006. Vivendi and Iliad allege that France Telecom is engaged in price squeezing on the downstream markets for telephone services access and broadband access to multi-service offers. The Commission has not yet decided what action it will take as a result of this complaint.

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority that France Telecom had engaged in anticompetitive practices on the market of the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom itself bids in response to tender offers issued by the local communities. At this stage of the procedure, France Telecom has no access to the complaints of SFR and Altitude Infrastructure.

•

In April 2009, the European Commission informed TP S.A. that it was initiating proceedings against the company for breach of competition law in the broadband access market in Poland. This decision followed an inspection carried out by the Commission in September 2008 in the offices of TP S.A. and of its subsidiary PTK Centertel. TP S.A. has appealed to the General Court of the European Union from the Commission’s decision ordering this inspection. France Telecom cannot at this stage foresee the evolution of these proceedings.

•

In September 2006 and February 2007, the Polish Office for Electronic Communications (UKE) imposed on TP S.A. two successive fines of 100 million zlotys and 339 million zlotys (107 million euros in total) for among other allegations having established the tariffs of its Internet access offers (“Neostrada”) without previously submitting them to its review and without observing the rule which requires prices to be based on the cost of provision. TP S.A. believes that the UKE erred in challenging its Internet access tariffs since they are not defined as regulated services. Appeals are pending before the Competition and Consumer Protection Court which suspended the proceedings pending decisions of the ECJ which is examining (i) a suit of the European Commission seeking to prevent Poland from regulating a market without having previously made an analysis of the relevant market and (ii) a reference for a preliminary ruling from the Polish Administrative Supreme Court on the consistency with European law of a provision of Polish law prohibiting any tied sales.

Mobiles

•

On October 10, 2006, Bouygues Telecom filed a claim with the Competition Council relating to practices engaged in by Orange France and SFR in the French mobile telephony market and based on a collective dominance of the two operators. This complaint gave rise to two different investigations from the Competition Council on the Residential and Enterprise markets of the mobile industry. The investigation on the Residential market resulted in 2008 in the notification of complaints, followed by a final report pointing to the existence in 2006 and 2007 of a price squeeze between the mobile call termination tariff and the retail price of certain offers for consumers which included unlimited on-net service on Orange and SFR networks. In May 2009, the French Competition Authority found that the complaint required further investigation as to whether a potential discrimination among operators had occurred. France Telecom lodged an appeal against this decision and the Paris Court of Appeals should render its decision during the first half of 2010. The decision of the Competition Authority on the substance of the dispute is expected during the course of 2010.

In April 2008, Bouygues Telecom filed a new claim with the Competition Council, concerning the Enterprise mobile market. This claim is currently under investigation.

•

Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the Competition Council respectively in July 2004 and July 2005, regarding practices of Orange Caraïbe and of France Telecom S.A. in the mobile and fixed to mobile markets in the Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009 ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total. France Telecom paid the fine but lodged an appeal against this decision before the Paris Court of Appeals.

At the same time as this procedure before the French Competition Authority, described in the preceding paragraph, in March 2009, the company Digicel (formerly Bouygues Telecom Caraïbe) initiated legal action for damages before the Paris Commercial Court amounting to an estimated 329 million euros, stemming from these practices. France Telecom believes that these demands are unfounded and that their amount would in any case appear to be totally unjustified.

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•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in concerted practices with SFR and Bouygues Telecom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. After dismissal of Orange France’s appeal by the Paris Court of Appeals in December 2006 and partial annulment by the French Supreme Court in June 2007, the Court of Appeals, hearing the case on remand on March 11, 2009, dismissed again Orange France, SFR and Bouygues Telecom’s action for annulment of the decision of the French Competition Council. As the fine had been paid in 2005, this decision had no impact on the Group’s financial statements. France Telecom has filed a new appeal with the French Supreme Court.

•

On September 18, 2008, the Competition Council notified France Telecom of a substantive claim by Bouygues Telecom along with claims for pre-judgment measures, for anti-competitive agreements with Apple regarding conditions for distribution of the iPhone in the French market. On December 17, 2008, the Council upheld the request for pre-judgment measures and in particular ordered the suspension of the exclusivity arrangements between Apple and Orange and its distributors. The Paris Court of Appeals confirmed this decision on February 4, 2009, but on February 16, 2010, the French Supreme Court ruled that the legal grounds on which the suspension of exclusivity was based was erroneous and voided the decision of the Paris Court of Appeals. In addition, in order to close the substantive dispute, a Court-mandated settlement procedure was initiated, which resulted in November 2009 in the publication of commitments from Orange France and Apple. After an examination hearing held on December 9, 2009, the Competition Authority upheld these commitments on January 11, 2010.

•

In Switzerland, the Competition Council’s investigation into mobile call termination charges, which began at the end of 2002, is still pending. In February 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of a dominant position in the call termination market during the period prior to June 1, 2005, at which date Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an investigation into the period after June 1, 2005. In May 2009, the Swiss telecom regulator issued a report concluding that the call termination charges of the Swiss mobile operators are higher than those of comparable operators in other countries. A decision could be handed down during the first half of 2010.

•

In July 2009, following an investigation opened in October 2007, the national competition authority in Spain (CNC) ruled that there was no evidence of concerted practices among the country’s three main mobile telephone operators, Movistar, Vodafone and Orange, to increase their tariffs as of March 1, 2007. The CNC did not impose any fines on the operators.

•

In November 2009, the national competition authority in Romania carried out an inspection in the offices of Orange Romania. The Authority suspects infringement of competition law and notably concerted practices or abuse of a dominant position on the part of the main operators on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services. France Telecom cannot at this stage predict the evolution of these proceedings.

32.2   Other proceedings

Civil and commercial proceedings, arbitration

•

On and after December 2003, the former MobilCom CEO Gerhardt Schmid (directly or through Mr. Wilhelm, the court-appointed liquidator in his personal bankruptcy) and his spouse Sybille Schmid-Sindram (in her name or through her company, Millenium, a shareholder of MobilCom), together with certain other minority shareholders of MobilCom, brought legal actions against France Telecom through three different procedures, either for hidden domination of MobilCom (minority shareholders’ action), or for breach of the partnership created by the Cooperation Framework Agreement (CFA) dated March 23, 2000 in respect of the roll out of UMTS in Germany (Gerhardt Schmid’s action). They claimed indemnification from the prejudice allegedly suffered because of the withdrawal from the UMTS project, materialized by the drastic drop of the MobilCom share price, and valued at several billion euros. In addition Mr. Schmid claimed that the waivers of rights to legal recourse he had agreed to, as part of the negotiated settlement under the “MobilCom Settlement Agreement” (MCSA) dated November 20, 2002, were null and void.

The first action (Millenium), based on the losses suffered as a result of so-called de facto domination of MobilCom, was rejected on March 20, 2009 by the Court of Kiel. Millenium having limited its appeal to the claim brought on behalf of MobilCom, which was limited to 1 million euros, all other claims were therefore definitely rejected.

The second action (Spruchverfahren), also based on the negative consequences of the alleged dominant relationship, was definitively dismissed by the Schleswig Court of Appeals on August 27, 2008.

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The third action (Wilhelm), based on contractual breach, brought by the liquidator in Mr. Schmid’s personal bankruptcy, was definitively dismissed on September 29, 2009 by the Frankfurt Court of Appeals, (absent a petition for review by the liquidator). Mr. Schmid is currently claiming reimbursement of his legal costs before attempting to obtain from the German Supreme Court, authorization to submit a personal petition for review.

These decisions are consistent with France Telecom’s position in this litigation.

•

In 2001, a dispute arose over the interpretation of a contract for the sale and installation by the Danish company DPTG of a fiber optical transmission system, known as NSL, for the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP S.A. The contract, signed in 1991 and for which work was completed in 1994, provided for payment of part of the contract price by allocating to DPTG 14.8% of certain revenues produced by the NSL for fifteen years from the system’s installation, that is, from January 1994 to January 2009.

In 1999 the parties came into disagreement regarding the calculation of this revenue. Based on the view that a joint venture existed under the terms of the contract, DPTG initiated arbitration proceedings in 2001. In October 2008, DPTG increased the amount of its claim for the period ending in December 2007, to 840 million euros excluding interest. TP S.A. challenges both the basis of the claim and the amounts claimed by DPTG.

Between 2004 and 2007, the tribunal directed its attention to assessing the revenues that were supposed to have been shared. In 2008, the tribunal Chairman was removed from his functions for lack of impartiality. Following the appointment of a new Chairman and the scheduling of new procedural dates, the tribunal decided to split the case into two “time periods”. Hearings took place in January and April 2009 following which DPTG amended its claim to 370 million euros in principal and up to 300 million in interest for the first period from 1994 to June 2004. A decision was expected at the end of 2009 settling DPTG’s rights for the first period. However, on February 12, 2010, the tribunal issued a new procedural order instructing TP S.A. to submit the final quantification of its position by March 11, 2010.

•

In March 2009, the Arbitration Court of the International Chamber of Commerce (ICC) issued an award in favor of France Telecom, authorizing the company to acquire the 28.75% equity interest in Mobinil held by Orascom Telecom for an amount of 4.01 billion Egyptian Pounds (507 million euros). Mobinil holds 51% of ECMS, Egypt’s leading mobile operator, which markets its services under the Mobinil brand. ECMS is listed on the Cairo and Alexandria stock exchange. Orascom Telecom directly owns a 20% stake in ECMS. The arbitration award was not subject to any appeal within the requisite legal timeframe and the District Court of Geneva, the headquarters of the Arbitration Court, confirmed in May 2009 that it was binding.

With a view to implementing the arbitration award, France Telecom and Orascom Telecom submitted, in accordance with the rules in force, the documents necessary to execute the transfer of the Mobinil shares held by Orascom Telecom to France Telecom. This file was registered on April 15, 2009 with the relevant authority, the Trading Committee of the Cairo and Alexandria stock exchange, but was not examined pending a tender offer by France Telecom on the ECMS shares not held by Mobinil, approved by the Egyptian Financial Supervisory Authority (EFSA).

On December 10, 2009, the EFSA authorized France Telecom to launch a tender offer on the 49 million ECMS shares not held by Mobinil for a price of 245 Egyptian Pounds per share. However, this authorization was suspended by the Cairo Administrative Court on January 13, 2010 at the request of Orascom Telecom. The Court must now rule on the substance of the case, namely as to whether the EFSA authorization is to be annulled or not. The Court’s decision is expected during the first quarter of 2010.

•

In 2004, Suberdine, distributor of Orange offers in France from 1995 to 2003, and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine claimed that Orange had unlawfully terminated their business relationship and attributed to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. Suberdine’s monetary claims together with those of the shareholders amounted to 778 million euros. In March 2006, the Paris Commercial Court dismissed the shareholders’ claim but ordered Orange to pay Suberdine 12 million euros. Both Suberdine through its voluntary liquidator and Suberdine’s shareholders appealed, while the court-appointed liquidator formally gave notification of the Court’s decision. On November 26, 2008, the Paris Court of Appeals upheld the positions of Orange, holding Suberdine’s appeal to be invalid and that of the shareholders to be inadmissible and unfounded. As a result, the court’s March 2006 judgement has been implemented. On February 24, 2009, Suberdine filed an appeal with the Supreme Court.

•

In 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom believes that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded. The hearing before the tribunal is scheduled on March 16, 2010 and its decision is expected during the first half of 2010.

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Administrative litigation

•

In November 2000, the SNCF brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, the SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held the SNCF claims to be inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. In September 2007, the SNCF lodged an appeal with the Administrative Supreme Court (Conseil d’Etat). The Court has not yet decided on the admissibility of the appeal.

There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom is aware, which may have or have had in the last twelve months a material impact on the company and/or Group’s financial position or profitability.

NOTE 33  Related-party transactions

33.1   Members of the Board of Directors and Group Management Committee of France Telecom

The following table shows the compensation disbursed by France Telecom S.A. and the companies it controls to persons who served on France Telecom’s Board of Directors or Group Management Committee during 2009 or any part of the year.

(in euros)	December 31, 2009	December 31, 2008	December 31, 2007
Short-term benefits excluding employer social security contributions (1)	8,032,316	7,538,617	7,962,258
Short term benefits: employer social security contributions	2,059,607	1,886,695	1,893,757
Post-employment benefits (2)	1,177,067	1,480,357	1,642,186
Other long-term benefits	-	-	-
Termination benefits	-	-	4,691,381
Share-based compensation (3)	518,985	1,081,364	1,213,091

(1)

Since 2008, this includes all compensation recognized (gross salaries, bonuses, attendance fees and benefits in kind, incentive schemes and profit-sharing) over the period whereas the 2007 amount included all compensation paid in 2007.

(2)

Service cost.

(3)

Expense recorded in the income statement in respect of stock option plans and employee shareholding plans.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2009 in respect of persons who were members of the Group Management Committee at the end of the year, including Didier Lombard, was 7,298,411 euros (7,167,251 euros in 2008 and 6,597,945 euros in 2007).

Following a decision of the Board of Directors approved by the May 26, 2009 Shareholders’ Meeting, in the event the duties of Didier Lombard with the company were terminated, the Board of Directors may decide to grant him a termination settlement of up to 21 months of his compensation calculated on the average of his gross monthly compensation during the 24 months preceding the date of the Board’s decision. This amount would include any settlement granted with respect to the termination of his currently suspended employment contract.

Didier Lombard has waived his right to receive attendance fees.

Contracts of other members of the Group Management Committee include a clause providing a contractual termination settlement not exceeding 15 months of their last total gross annual compensation (including the contractual termination benefit).

33.2   Related-party transactions

The related party transactions summarized below cover the main transactions carried out in the ordinary course of business with associates, proportionally consolidated companies and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

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Transactions with associates

CET

Transactions with Compagnie Européenne de Téléphonie relate mainly to promotion and sales of Orange products, services and brands in sales outlets operating under the Photo Service and Photo Station names. Amounts due by CET or by France Telecom S.A. and its subsidiaries are shown down below:

(in millions of euros)	December 31, 2009	December 31, 2008
Assets
Trade receivables	39	51
Advances and down payments	19	-
Loans	46	32
Depreciation	(45)	-
Liabilities
Trade payables	(12)	6
Income statement
Revenues	105	109
Operating expenses	(129)	(81)
Interest	3	-

Other associates

Orange Brand Services Ltd invoiced brand fees to Orange Austria subgroup for an amount of 9.5 million of euros.

Other transactions carried out with associates during the financial year represented less than 5 million euros.

Transactions with proportionally consolidated companies

Material transactions have been carried out with the following companies:

DARTY FRANCE TELECOM

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables	50	40	47
Trade payables	(67)	(55)	(63)
Sales of goods and services/Other operating revenues	24	27	31
Purchases of goods and services	(37)	(40)	(44)

ECMS

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables	5	7	4
Trade payables	(2)	(2)	(1)
Sales of goods and services/Other operating revenues	28	20	17
Purchases of goods and services	(8)	(13)	(10)

NEOCLES CORPORATE

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables	2	1	-
Trade payables	(8)	(15)	(10)
Sales of goods and services/Other operating revenues	1	1	-
Purchases of goods and services	(13)	(22)	(5)

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IRISNET

(in millions of euros)	December 31, 2009	December 31, 2008	December 31, 2007
Trade receivables	14	12	11
Trade payables	-	-	-
Sales of goods and services/Other operating revenues	6	5	5
Purchases of goods and services	-	-	-

NOTE 34  Subsequent events

Nil

NOTE 35  Fees paid to statutory auditors

As required by Decree No.2008-1487 of December 30, 2008 supplementing Article R. 233-14 § 17 of the Code de Commerce, the following table shows the amount of auditors’ fees included in the Group’s consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully and proportionally consolidated subsidiaries.

(in millions of euros)	Deloitte						Ernst & Young
	Amount			%			Amount			%
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
Audit
• Statutory audit fees, certification, auditing of the accounts	13.8	19.0	17.7	96%	95%	98%	16.9	18.2	19.9	95%	94%	94%
Issuer	6.8	8.9	8.5	47%	45%	47%	7.4	8.7	8.4	42%	45%	40%
Subsidiaries	7.0	10.1(1)	9.2	49%	50%	51%	9.5	9.5	11.5	54%	49%	54%
• Ancillary assignments and services directly linked to the statutory auditors’ mission	0.6	0.9	0.3	4%	5%	2%	0.7	1.0	1.1	4%	5%	5%
Issuer	0.3	0.3	0.3	2%	2%	2%	0.3	0.3	0.4	2%	1%	2%
Subsidiaries	0.3	0.6		2%	3%	0%	0.4	0.7	0.7	2%	4%	3%
Sub-total	14.4	19.9	18.0	100%	100%	99%	17.6	19.2	21.0	99%	99%	99%
Other services rendered by auditors’ networks to fully-consolidated subsidiaries
• Tax	0.0	0.0	0.0	0%	0%	0%	0.2	0.2	0.2	1%	1%	1%
• Legal and personal-related	0.0	0.0	0.0	0%	0%	0%	0.0	0.0	0.0	0%	0%	0%
• Other	0.0	0.0	0.1	0%	0%	1%	0.0	0.0	0.0	0%	0%	0%
Sub-total	0.0	0.0	0.1	0%	0%	1%	0.2	0.2	0.2	1%	1%	1%
TOTAL	14.4	19.9	18.1	100%	100%	100%	17.7	19.4	21.2	100%	100%	100%
(1) Including 2.1 million euros for services rendered and billed in 2009, concerning statutory accounts of 2008 and preceeding years (this amount was not published in 2008).

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Rules for approving auditors’ fees

France Telecom’s Audit Committee defines and oversees the procedures for selecting statutory auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the statutory auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguarding the auditors’ independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees. Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditors’ independence.

All services provided by the statutory auditors in 2007, 2008 and 2009 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

NOTE 36  Scope of consolidation

The main changes in consolidation scope in the year ended December 31, 2009 are set out in Note 3. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

COMPANY		COUNTRY
France Telecom S.A.	Parent company	France
Fully consolidated companies
France Segment	% interest	Country
Corsica Haut Débit	100.00	France
w-HA	100.00	France
Nordnet	100.00	France
Orange Distribution	100.00	France
Orange Promotions	100.00	France
Orange France SA	100.00	France
Orange Mayotte	100.00	France
Orange Assistance	100.00	France
Orange Caraïbe	100.00	France
Orange Réunion	100.00	France
FCT Valmy SCP	100.00	France
FCT Valmy SCE	100.00	France
SPM Telecom (Saint-Pierre & Miquelon)	70.00	France
Ten	94.85	France
Cityvox	100.00	France
Gironde Haut Débit	100.00	France

United Kingdom Segment	% interest	Country
OPCS - Orange Personal Com. Serv. Ltd	100.00	UK
HTRL - Orange Retail Limited	100.00	UK
Orange Home UK	100.00	UK
OHCS II - Serviços de Internet	100.00	Portugal
Orange pension Trustees Ltd	100.00	UK
Orange Services India Private Limited	100.00	India

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Spain Segment	% interest	Country
Atlas Services Nederland (ASN)	100.00	Netherlands
Telecom España Distribucion SA	99.98	Spain
Inversiones en Telecomunicaciones	66.66	Spain
EresMas Inc	99.98	USA
Orange Catalunya Xarxes de Telecomunicacións S.A.	99.98	Spain
France Telecom Espana	99.98	Spain
StarMedia Mexico	98.98	Mexico
Terravista	99.98	Portugal

Poland Segment (1)	% interest	Country
TPSA Eurofinance France SA.	49.79	France
PTK Centertel	49.79	Poland
ORE (Otwarty Rynek Elektroniczny)	49.79	Poland
TP S.A. Finance (BV)	49.79	Poland
TP S.A. Eurofinance (BV)	49.79	Poland
TP Invest	49.79	Poland
Telefon 2000	49.79	Poland
Telefony Podlaskie	27.44	Poland
TP S.A.	49.79	Poland
TP EmiTel	49.79	Poland
Exploris	49.79	Poland
TP Teltech	49.79	Poland
OPCO Sp. zo.o	49.79	Poland
Contact Center sp. z o.o.	49.79	Poland
Wirtualna Polska	49.79	Poland
PTE TP S.A.	49.79	Poland
Virgo Sp. Zo.o.	49.79	Poland
Fundacja Orange	49.79	Poland
Paytel SA	49.79	Poland
Ramsat SA	49.79	Poland
Prado Sp. z o.o.	49.79	Poland

(1)

TP S.A. and subsidiaries (TP Group): France Telecom has the power to appoint the majority of the Supervisory Board members of TP S.A.; TP S.A. and its subsidiaries are therefore fully consolidated.

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Rest of the World Segment	% interest	Country
France Cables et Radios	100.00	France
Orange Côte d’Ivoire	85.00	Ivory Coast
SOFRECOM	100.00	France
Sofrecom consultora	100.00	Argentina
Orange Slovensko	100.00	Slovakia
Mobistar	52.91	Belgium
Orange Dominicana SA	100.00	Dominican Rep.
Orange Communications S.A. (OCH)	100.00	Switzerland
Orange Madagascar	71.79	Madagascar
Orange CorpSec	100.00	Slovakia
CI Telcom (2)	45.90	Ivory Coast
FCR Côte d’Ivoire	90.00	France
Jordan Telecom	51.00	Jordan
Orange Romania	96.82	Romania
Orange Moldova	94.31	Moldavia
Mobilecom	51.00	Jordan
JIT CO	100.00	Jordan
Orange Botswana	53.68	Botswana
Orange Cameroon	99.50	Cameroon
FCR Vietnam PTE Ltd	74.00	Vietnam
Rimcom	100.00	Mauritius
Orange Liechtenstein AG	100.00	Liechtenstein
Orange S.A. (ex VOXmobile)	52.91	Luxembourg
Orange Network SA	100.00	Switzerland
Orange Armenia	100.00	Armenia
Fimocam	100.00	Cameroon
Sofrecom Polska sp zoo	100.00	Poland
Sofrecom Thailand	100.00	Thailand
Wanadoo Jordan	51.00	Jordan
Sonatel Multimedia (2)	42.33	Senegal
Côte d’Ivoire Multimedia (2)	45.90	Ivory Coast
Sofrecom Algérie	100.00	Algeria
Sofrecom Morocco	100.00	Morocco
Sofrecom Services Morocco	100.00	Morocco
Sonatel (2)	42.33	Senegal
Sonatel Mobile (2)	42.33	Senegal
Orange Mali (2)	29.71	Mali
E-Dimension	51.00	Jordan
Sonatel Business Solutions (2)	42.33	Senegal
Orange Cameroun Multimedia Services	99.50	Cameroon
Orange Bissau (2)	38.10	Guinea-Bissau
Orange Guinée (2)	35.90	Guinea
Orange Centre Africa	100.00	Central African Republic
Lightspeed Communications	51.00	Bahreïn
Orange Niger	89.60	Niger
Telkom Kenya (2)	40.03	Kenya
Orange Uganda Limited	65.93	Uganda
(2) As France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors, these subsidiaries are fully consolidated.

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Enterprise Segment	% interest	Country
Almerys sas	64.00	France
GlobeCast France	100.00	France
GlobeCast Reportages	100.00	France
GlobeCast Holding	100.00	France
GlobeCast America Incorporated	100.00	USA
EGT S.A.	100.00	France
FT Corporate Solutions LLC	100.00	USA
GlobeCast Italie	100.00	Italy
Telefact	66.96	France
Etrali Gemany	100.00	Germany
Etrali France	100.00	France
Etrali SA Spain	100.00	Spain
Etrali UK Limited	100.00	UK
Etrali North America Inc	100.00	USA
Etrali SPA Italy	100.00	Italy
Etrali HK Limited	100.00	Hong Kong
Etrali KK Japan	100.00	Japan
Etrali Singapore Pts	100.00	Singapore
Etrali Suisse	99.17	Switzerland
Etrali SA	100.00	France
Newsforce BV	100.00	Netherlands
FT Corporate Solutions Australia PTY Ltd	100.00	Australia
Orange Consulting	96.31	France
Data & Mobiles International	96.31	France
GlobeCast UK	100.00	UK
Equant B.V.	100.00	Netherlands
Enora Technologies	64.00	France
Netia	100.00	France
Netia Inc	100.00	USA
OB Participations	100.00	France
GlobeCast Asie	100.00	Singapore
France Telecom Servicios, S. de R.L. de C.V.	100.00	Mexico
GlobeCast Africa	100.00	South Africa
Groupe Diwan	99.88	France
Multimedia Business Services	96.31	France
GlobeCast South Africa (Proprietary) Limited	70.00	South Africa
Network Related Services	96.31	France
Silicomp Canada Inc	96.31	Canada
Silicomp-AQL	95.93	France
Obiane	96.31	France
SCI Groupe Silicomp	95.51	France
Silicomp Management	96.30	France
Silicomp Belgium	96.31	Belgium
Silicomp Benelux	96.31	Belgium
Telecom Systems	96.31	Switzerland
Silicomp Asia Pte Ltd	96.31	Singapore
Silicomp (Malaysia) SDN BHD	96.31	Malaysia
Silicomp India	96.31	India
Silicomp China Limited	96.31	Hong Kong
Silicomp Taiwan	96.31	Taiwan
Feima Limited	96.31	Taiwan
Etrali Beijng	100.00	China

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International Carriers and Shared Services Segment	% interest	Country
RAPPTEL SAS	100.00	France
RAPP 9	100.00	France
FTIMMO H	100.00	France
FTIMMO Gestion	100.00	France
FTIMMO GL	100.00	France
Orange Participations	100.00	France
Orange Sports	100.00	France
FT Capital Development	100.00	France
Innovacom gestion	50.00	France
Francetel	100.00	France
Telincom Courtage	100.00	France
FT Technologies Invest.	100.00	France
France Telecom Lease	100.00	France
Viaccess	100.00	France
FTMI	100.00	France
FTM Liban	67.00	Lebanon
Wirefree Services Belgium	100.00	Belgium
Orange S.A. – Corp. UK France	100.00	France
OLTD – Orange Group Etat-Major	100.00	UK
Orange Sverige	100.00	Sweden
Orange International Ltd	100.00	UK
Orange Overseas Holdings No. 2 Ltd	100.00	UK
Orange Austria Ltd	100.00	UK
Orange Holdings Ltd	100.00	UK
Orange Cellular Services Ltd	100.00	UK
Orange Payment Handling Services Ltd	100.00	UK
Orange Paging Ltd	100.00	UK
Orange World Inc.	100.00	USA
Orange Global Ltd	100.00	UK
Orange Direct Ltd	100.00	UK
Orange A/S Hodg Denmark	100.00	Denmark
Orange Brand Services Ltd	100.00	UK
FTP Holding Inc	100.00	USA
RAPP 26	100.00	France
Studio 37	100.00	France
Orange Vallée	100.00	France
Orange East-Africa	78.50	France
FT R&D UK Ltd	100.00	UK
France Telecom Japan Co. Ltd	100.00	Japan
FT R&D LLC Boston	100.00	USA
FT R&D LLC San Francisco	100.00	USA
FT R&D Beijing	100.00	China
Miaraka	100.00	Madagascar
MMT Telecom Holding BV	100.00	Netherlands
MMT Bis	100.00	Moldavia
Orange Cinéma Séries	100.00	France
Soft At Home	60.00	France
Orange Prestations TV	100.00	France
Orange Capital Management	100.00	France
FT Marine	100.00	France
Wirefree Services Denmark 1	100.00	Denmark
FT Participations US Inc.	100.00	USA
FTNA	100.00	USA
Telsea	60.80	Mauritius
Wanadoo Ltd	100.00	UK
Freeserve Investment Ltd	100.00	UK
FTLD USA	100.00	USA
GOA Games Services Ltd	100.00	Ireland

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Chamarel Marine Services	100.00	Mauritius
Immobilière FT	100.00	France
FCT Titriobs	100.00	France
FCT Valmy SCR	100.00	France
Atlas Serv. Belgium	100.00	Belgium
FT Immo Orléans	100.00	France
Orange Venture Capital Investment Management Ltd	100.00	China
Orange Venture Capital Investment (Beijing) Ltd	100.00	China
Unanimis Holdings Limited	100.00	UK
Unanimis Consulting Limited	100.00	UK
Orange Mobile Service Ltd	100.00	UK
Orange FURBS Trustees Ltd	100.00	UK
Orange Belgium	100.00	Belgium
Wormy	100.00	France
FTP Holdco 1 LLC	100.00	USA
Sofinergie 4	99.78	France
Sofinergie 5	98.03	France
Orca Interactive	100.00	Israel
CAPAC	99.78	France

Proportionally consolidated companies
France Segment	% interest	Country
DARTY France Telecom	50.00	France

Rest of the World Segment
Irisnet	26.45	Belgium
Mobinil (3)	71.25	Egypt
ECMS (4)	36.36	Egypt
Mobinil Services (4)	36.33	Egypt
Mauritius Telecom	40.00	Mauritius
Telecom Plus	40.00	Mauritius
CellPlus	40.00	Mauritius
Mobinil for Importing S.A.E (4)	37.04	Egypt
Getesa	40.00	Equatorial Guinea
Vanuatu Telecom Limited	50.01	Vanuatu
Teleservices Ltd	40.00	Mauritius
Call Services Ltd	40.00	Mauritius

(3)

France Telecom Group holds a 71.25% stake in Mobinil for Telecommunications, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

(4)

ECMS and its subsidiaries are controlled by Mobinil and therefore proportionally consolidated by France Telecom Group SA.

Enterprise Services Segment	% interest	Country
GlobeCast Australia	50.00	Australia
Neocles Corporate (5)	51.00	France
Silicomp Software Validation	48.16	France
(5) Neocles Corporate is proportionally consolidated as it is jointly controlled by France Telecom and the non-controlling shareholders.

International Carriers and Shared Services Segment	% interest	Country
Innovacom III	34.28	France

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Associates consolidated by the equity method
France Segment	% interest	Country
GIE Preventel	27.90	France
Compagnie Européenne de Téléphonie (CET group) (6)	61.37	France
Compagnie du Téléphone S.a.r.l	24.99	Luxembourg
(6) As France Telecom exercises significant influence over Compagnie Européenne de Téléphonie, that company is accounted for on the equity method.

United Kingdom Segment	% interest	Country
Midland Commun. Distrib. Ltd	35.00	UK
Mainline Comm Group Plc UK	26.00	UK

Spain Segment	% interest	Country
Safelayer	16.21	Spain
Store Alcala	49.99	Spain
Absline Multimedia	47.49	Spain

Rest of the World Segment	% interest	Country
Orange Tunisie	49.00	Tunisia
Planet	49.00	Tunisia

International Carriers and Shared Services Segment	% interest	Country
Sonaecom, SGPS, SA	20.00	Portugal
Group One	35.00	Austria
Orange BNP Paribas Services (7)	50.00	France
(7) As France Telecom has significant influence over Orange BNP Paribas Services, that company is accounted for by the equity method.

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20.1.2   Statutory Auditors’ report on the consolidated financial statements

For the year ended 31 December 2009

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting, we hereby report to you, for the year ended 31 December 2009, on:

•

the audit of the accompanying consolidated financial statements of France Telecom, the “Group”;

•

the justification of our assessments;

•

the specific verification required by law.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at 31 December 2009 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Without qualifying the above opinion, we draw your attention to Note 1.2 that sets out the change in accounting policy relating to the application, since January 1, 2009, of new standards and interpretations, namely IFRS 8 “Operating Segments”, IAS 36 “Impairment of assets” amended by IFRS 8 and IAS 1 revised “Presentation of financial statements”.

II. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the French Commercial Code (code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As stipulated in Note 1.4 to the consolidated financial statements, the management of France Telecom makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as the accompanying notes. This note also states that the actual results may differ from these estimates, depending on various assumptions or situations. In the context of our audit of the consolidated financial statements, we have considered that among the accounts that are subject to significant accounting estimates for which our assessments may be explained are those relating to goodwill, intangible and tangible assets, deferred tax assets and provisions for risks.

We have notably:

•

with respect to the abovementioned assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the company’s operational management in the economic context described in note 8.3, reviewed the calculations made by the company and the sensitivity of the main values in use, assessed the accounting principles and methods used to determine fair values, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates ;

•

with respect to provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes to the consolidated financial statements, and reviewed the management approval procedure for such estimates.

While evaluating the appropriateness of accounting policies used by your company and in relation with the change in accounting policy described in the first paragraph of this report, we have also examined the appropriateness of the restatement of financial statements for the year-ended 2008 and 2007 and examined the related information presented in Note 1.2 to the consolidated financial statements.

These assessments were made as part of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

As required by law we have also verified in accordance with professional standards applicable in France the information presented in the Group’s management report.

We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

French original signed at Neuilly-sur-Seine and Paris-La Défense, on February 25, 2010 by
The Statutory Auditors
DELOITTE ET ASSOCIES	ERNST & YOUNG Audit
Frédéric MOULIN	Vincent De La Bachelerie

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20.2    NON CONSOLIDATED STATEMENTS

20.2.1   Annual financial statements of France Telecom S.A.

INCOME STATEMENT

(in millions of euros)	Note	At December 31, 2009	At December 31, 2008
Revenues	4.1	22,500	22,820
Capitalized costs	4.2	1,101	1,302
Other operating income	4.2	648	668
Operating provision reversals	4.3	775	867
Total operating income		25,024	25,657
Consumption of goods and merchandise		(2,785)	(3,000)
Other external expenses		(7,150)	(7,233)
Taxes (other than income tax)	4.4	(983)	(865)
Labour expenses	4.5	(6,326)	(6,569)
Other operating expenses	4.6	(697)	(671)
Depreciation & amortization	4.7	(2,445)	(2,326)
Total operating expense		(20,386)	(20,664)
Net operating income		4,638	4,993
Financial income		6,826	16,402
Financial provision reversals		415	504
Total financial income		7,241	16,906
Interest expenses and similar		(6,238)	(7,731)
Additional financial provisions		(6,068)	(11,907)
Total financial expense		(12,306)	(19,638)
Net financial income/(expense)	4.8	(5,065)	(2,732)
Income before tax & exceptional items		(427)	2,261
Exceptional income		38,962	319
Exceptional expense		(40,991)	(596)
Net exceptional income/(expense)	4.9	(2,029)	(277)
Employee profit-sharing	4.10	(234)	(267)
Income tax	4.11	1,274	1,517
NET INCOME		(1,416)	3,234

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BALANCE SHEET: ASSETS

(in millions of euros)	Note	At December 31, 2009			At December 31, 2008
		Cost	Depreciation & amortization	Net	Net
FIXED ASSETS
Intangible assets	5.1	8,604	(2,867)	5,737	5,681
Property, plant & equipment	5.1	43,919	(34,319)	9,600	9,713
Financial assets	5.2	92,961	(19,877)	73,084	103,023
Total non-current assets (1)		145,484	(57,063)	88,421	118,417
CURRENT ASSETS
Inventories	5.6	253	(25)	228	274
Advance payments to suppliers		58	-	58	51
Trade receivables	5.3 & 5.6	4,215	(172)	4,043	4,450
Other receivables	5.4 & 5.6	2,062	(16)	2,046	2,106
Marketable securities	5.5	2,286	-	2,286	4,066
Cash and cash equivalents	5.5	157	-	157	153
Prepaid expenses	5.7	1,211	-	1,211	1,308
Total current assets (2)		10,242	(213)	10,029	12,408
Unrealized foreign exchange loss (3)		50	-	50	1,694
TOTAL ASSETS (1+2+3)		155,776	(57,276)	98,500	132,519

BALANCE SHEET: EQUITY AND LIABILITIES

(in millions of euros)	Note	At December 31, 2009	At December 31, 2008
EQUITY
Share capital		10,595	10,460
Additional paid-in capital		15,733	15,327
Statutory reserves		1,046	1,046
Retained earnings		10,446	10,891
Net income for the year		(1,416)	3,234
Government grants		633	635
Regulated provisions		717	480
Total equity (1)	6.1	37,754	42,073
Other shareholders’ equity (2)	6.2	1,828	3,248
Provisions (3)	6.3	3,075	3,263
LIABILITIES
Financial liabilities	6.4	30,700	30,661
Advance payments received from customers		314	267
Trade payables	6.6	3,049	3,804
Other current liabilities	6.7	16,181	42,014
Deferred income	6.8	1,983	1,815
Total current liabilities and deferred income (4)		52,227	78,561
Unrealized foreign exchange gain (5)	6.10	3,616	5,374
TOTAL EQUITY AND LIABILITIES (1+2+3+4+5)		98,500	132,519

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STATEMENT OF CASH FLOW

(in millions of euros)	Note	At December 31, 2009	At December 31, 2008
OPERATING ACTIVITIES
Net income		(1,416)	3,234
Non-cash items
Loss on treasury shares classified as labour expense		203	-
Staff costs relating to AGA		(177)
Depreciation and amortization of property, plant & equipment and intangible assets		2,041	2,146
Net loss/(gain) on asset sales		15,578	(9)
Change in provisions		(9,331)	10,932
Accrued interest on TDIRA		(74)	(33)
Technical merger losses (gains)		(8)
Free operating cast flow		6,816	16,270
Decrease/(increase) in inventories		36	43
Decrease/(increase) in trade receivables		1,291	(1,209)
Net impact of sales of trade receivables		(49)	201
Decrease/(increase) in other receivables		112	1,342
Increase/(decrease) in trade payables (excluding fixed assets)		(635)	(129)
Increase/(decrease) in other payables		501	(31)
General Court of the European Union’s ruling of November 30, 2009 (1)		964	-
Increase/(decrease) in dividends receivable	5.2.4	1,343	(1,343)
Change in working capital requirement		3,563	(1,126)
Net cash provided by/(used in) operating activities		10,379	15,144
INVESTING ACTIVITIES
Acquisitions of property, plant & equipment and intangible assets		(2,042)	(2,413)
Increase/(decrease) in payables to suppliers of property, plant & equipment and intangible assets		(105)	(61)
Proceeds from sales of property, plant and intangible assets		36	67
Subscription to Atlas Services Belgium capital increase			(13,703)
Subscription to Wirefree Services Belgium capital increase			(11,670)
Subscription to Equant BV capital increase	3	(935)	(1,354)
Other acquisitions and capital increases of equity interests and subsidiaries		(541)	(824)
Reductions in capital of equity interests and subsidiaries	3	600
Proceeds from the sale of shares in ASB	3	22,955	8
Other proceeds from sales of equity interests and subsidiaries		47
Purcahse of treasury shares	5.5	(38)	15
Receivables related to FT España	5.2.4		3,178
Decrease/(increase) in marketable securities and other long-term assets		151	915
Net cash provided by/(used in) investing activities		20,128	(25,842)
FINANCING ACTIVITIES
Additions to long-term debt	6.5.3	3,959	4,334
Repayment of long-term debt	6.4.3	(3,707)	(4,887)
Increase/(decrease) in bank overdrafts and short term borrowings		(266)	153
Net decrease/(increase) in cash collateral	5.2.3	(520)	472
Other shareholders’ equity (TDIRA)	6.2	(1,421)	(629)
Capital increase (2)			3
Shareholders’ contribution (2)		2	13
Dividends paid in cash	6.1.5	(3,141)	(4,949)
Change in Orange SA intercompany account	6.7	(25,505)	18,189
Change in Group intercompany accounts	6.7	(1,519)	(1,185)
Net cash provided by/(used in) financing activities		(32,118)	11,514
NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,611)	816
Cash & cash equivalents at beginning of period		4,019	3,203
Cash & cash equivalents at end of period		2,408	4,019

(1)

Following the General Court of the European Union’s ruling of November 30, 2009, regarding special business tax arrangements (see Note 8.1), a charge of 964 million euros was recognized with no impact on net cash flow from operations in 2009. This sum was held in an escrow account in 2007 and 2008 and received interest not recognized on the income statement of 53 million euros up to November 30, 2009.
The transfer of the sum held in escrow to the French State on January 7, 2010 will have an impact of (964) million euros on cash provided by and increase cash provided by investment activities by 964 million euros.

(2)

Dividends paid in shares have no effect on the Statement of cash flow.

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RESULTS OF THE COMPANY OVER THE PAST FIVE YEARS

	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Share capital at period end
Share capital (euros)	10,594,839,096	10,459,964,944	10,457,395,644	10,426,692,520	10,412,239,188
Number of outstanding ordinary shares	2,648,709,774	2,614,991,236	2,614,348,911	2,606,673,130	2,603,059,797
Operations and results for the year (in millions of euros)
Revenue before sales tax	22,500	22,820	22,108	21,171	20,147
Income before income tax, employee profit-sharing, depreciation, amortization and provisions	(9,695)	15,115	5,451	10,389	4,511
Income tax	(1,274)	(1,517)	(1,517)	(1,104)	(1,529)
Employee profit sharing	234	267	290	264	249
Income after income tax, employee profit-sharing, depreciation, amortization and provisions	(1,416)	3,234	7,331	4,404	5,511
Net income distributed (including portion in treasury shares)	(1)	3,654	3,386	3,117	2,602
Per share data (in euros)
Income after income tax and employee profit-sharing, but before depreciation, amortization and provisions	(3.27)	6.26	2.55	4.31	2.22
Income after income tax, employee profit-sharing, depreciation, amortization and provisions	(0.53)	1.24	2.80	1.69	2.12
Dividend per share	(1)	1.40	1.30	1.20	1.00
Employees (in millions of euros except employee numbers)
Average number of employees during the year (full-time equivalents)	90,492	93,333	95,857	100,601	102,234
Total payroll costs	4,054	4,297	4,325	4,396	4,225
Amount paid in respect of employee benefits (social security, social welfare, etc.)	2,273	2,272	2,350	2,278	2,167
(1) Subject to approval at the Annual Shareholders Meeting on June 9, 2010.

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NOTES TO THE ANNUAL FINANCIAL STATEMENTS OF FRANCE TELECOM S.A.

Note’ index

Note 1

Description of business and status

477

Note 2

Accounting policies

477

Note 3

Key events of 2009

483

Note 4

Notes to the income statement

484

Note 5

Notes to the balance sheet - Assets

488

Note 6

Notes to the balance sheet - Equity and liabilities

492

Note 7

Contractual Obligations and Commitments not Recognized on the Statement of Financial Position

509

Note 8

Litigation

512

Note 9

Related Party Transactions

516

Note 10

Subsequent events

516

Note 11

Compensation Paid to Members of France Telecom S.A.’s Board of Directors and Group
Management Committee

516

The Annual Financial Statements of France Telecom S.A. (“parent company financial statements”) for the year to 31 December 2009 were approved by the Board of Directors at its meeting of 24 February 2010 and will be submitted to the Shareholders’ Meeting of 9 June 2010 for approval.

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NOTE 1  Description of business and status

France Telecom S.A. (“the Company”) is the parent company of the France Telecom Group. France Telecom S.A. provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, internet and multimedia, and other value-added services.

France Telecom S.A. is governed by French corporate law, subject to specific laws governing the company, particularly French law number 90-568 of July 2, 1990 relating to the organization of public postal and telecommunications services, as amended by French law number 96-660 of July 26, 1996 and by French law number 2003-1365 of December 31, 2003. France Telecom S.A. is also regulated by its by-laws.

The activities of the Company are governed by European Union directives and by the law on telecommunications regulation, which established the regulatory authority for the telecommunications industry (Service Universel et Autorité de Régulation des Communications Electroniques et des Postes: Arcep).

France Telecom S.A. has been listed on Eurolist compartment A by Euronext Paris and on New York Stock Exchange (“NYSE”) since 1997.

NOTE 2  Accounting policies

The financial statements of France Telecom S.A. have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Accounting Plan (Plan Comptable Général).

2.1    Application of New Accounting Standards

No new standards were applied in 2009.

2.2    Other Accounting Policies

There were no changes of accounting method in 2009.

2.2.1  Transactions in foreign currencies

Monetary assets and liabilities in foreign currencies are translated at the year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as unrealized foreign exchange losses on the asset side or unrealized foreign exchange gains on the liability side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency. A provision is recorded for any net unrealized exchange losses.

2.2.2  Revenue recognition

The main revenues from France Telecom’s activities are recognized as follows:

Equipment sales:

The revenue from the sale of equipment and installation fees are recognized when delivered to the client, or when the line is activated.

Equipment rentals:

The equipment lease revenue is recognized on a straight-line basis over the life of the lease agreement;

Content sales:

The revenue from revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) are recognized gross when France Telecom S.A. has a reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer; and net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers;

The revenue from the sale or provision of content (audio, video, games, etc.) via various communication systems (PC, TV, fixed-line, etc) are recognized gross when France Telecom S.A. is the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when France Telecom S.A. bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer; and net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

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Service revenues:

The revenues from telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the period of the service;

The revenue from incoming and outgoing telephone communications is recognized when the service is provided;

The revenue related to data transmission is recognized on a straight line basis over the life of the contract;

The revenue related to the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use - IRUs) is recognized on a straight-line basis over the life of the contract;

The revenue from Internet advertising is recognized over the period during which the advertisement appears.

2.2.3  Customer acquisition and loyalty costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized as an expense for the period in which they are incurred, that is to say on acquisition or renewal.

In application of opinion 2004-E of the CNC’s Comité d’Urgence (Emerging Accounting Issues Committee), the equivalent value in euros of loyalty points earned by customers is deducted from revenue when the points are earned. The deduction from revenue is estimated on the basis of assumptions as regards churn rate, the use of points by subscribers and the per-unit value of the points.

2.2.4  Intangible assets

Intangible assets include leasehold rights, goodwill linked to technical merger losses on cancelled shares, licenses, software, patents and cable or transmission capacity usage rights.

Technical merger losses are not amortized. However, components of a technical merger loss on cancelled shares are subject to impairment testing in accordance with article 322–5 of Rule no. 99–03 of the CRC (amended by Rule no. 2002-10).

Licenses, patents and indefeasible rights of use (IRUs) for submarine cables are recorded at cost and amortized on a straight-line basis over their useful lives, which is between 2 and 14 years depending on their nature. Internally developed software is recorded at cost and amortized on a straight-line basis over its useful life estimated at 3 or 4 years.

Indefeasible Rights of Use (IRUs) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom S.A. has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

Leasehold rights are not amortized as they are considered to have an indefinite useful life. They are tested annually for impairment.

Development costs are recognized as an intangible asset when the following conditions are met:

•

the company can demonstrate its intention and financial and technical ability to complete the project and use or sell it;

•

the project will generate probable future economic benefits for the company; and

•

expenditure attributable to the project during its development can be measured reliably.

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred.

2.2.5  Property, plant and equipment

Assets transferred from the French State on January 1, 1991 upon the creation of France Telecom S.A. as a public sector operator were recorded at a net value in the opening balance sheet jointly approved by the French Post and Telecommunications Ministry and the French Economy and Finance Ministry.

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by France Telecom S.A.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Property, plant and equipment are depreciated to write off their cost on a basis that reflects the pattern in which their future economic benefits are expected to be consumed according to their probable use.

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The straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10-30 years
Infrastructure (civil works, cables, telephone poles)	15-30 years
Network equipment including the inseparable underlying software (switching, transmission, local loop software, etc…)	4-20 years
Computer hardware, handsets	3-5 years
Other property, plant and equipment	3-10 years

In 2009 the Company made us of accelerated depreciation allowed under the tax regulations in force. The difference between accelerated depreciation and straight-line depreciation is recorded as a regulated provision in the Balance Sheet.

2.2.6  Impairment of non-current assets

An impairment loss is recognized when the fair value of an asset falls sustainably below its carrying amount due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators). Fair value is the higher of recoverable amount and value in use.

Impairment tests are carried out on groups of assets and consist of comparing their recoverable amount to their carrying amount.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets which are due to be sold, fair value is determined on the basis of realizable value assessed by reference to market prices.

2.2.7  Financial Assets

Equity interests are recorded at cost. Transaction costs are expensed as incurred.

An impairment loss is recognized when fair value falls below cost.

Fair value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

Due to the short-term volatility of the stock market and the strategic nature of its equity interests, France Telecom S.A. uses discounted cash flows adjusted for net debt to assess value in use. Discounted cash flows are based on financial and regulatory assumptions, and assumptions relating to license renewal and operating conditions, forecast by France Telecom S.A. management as follows:

•

cash flows are taken from business plans covering a timeframe of three to five years;

•

beyond that timeframe, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

•

cash flows are discounted using rates appropriate for the type of business activity.

In the economic environment induced by the financial crisis since 2008:

•

business plans were drafted during the fourth quarter of each year to factor in the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine values in use may incorporate a specific premium to account for contingencies in the execution of certain business plans or country risk (such as for certain African countries);

•

the perpetual growth rates used were maintained, on the whole, as in the France Telecom’s assessment carried out at the end of 2009, the economic environment should not lead to any change in the long-term outlook of its industry. Perpetual growth rates were revised for a limited number of Eastern European countries to factor in the effects of the financial crisis.

Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

Depending on the specific nature of each investment, other criteria such as market price, development and profitability prospects, equity capital and materiality (on a historical basis) may also be taken into account alone or in combination with the value in use, to determine current value.

2.2.8  Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. Cost corresponds to purchase or production cost determined by the weighted average cost method.

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2.2.9  Trade receivables

Due to its broad range of customers (consumers, large companies and small businesses), France Telecom S.A. does not consider itself to be exposed to a concentration of customer risk. Provisions are recognized according to the risk of non-recovery of the receivables. They are calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Securitization

“Consumer” receivables and a part of “business” receivables are sold to special purpose entities (SPEs) as part of the programme of disposal of receivables. The receivables sold are not recognized in the Statement of Financial Position. Where they are sold at a discount, being the difference between the nominal value of the receivable and the disposal price, this is recognized as a financial cost. Residual interests in securitized receivables in a variety of forms (subordinated units, deposits, reserve fund, etc.) are recorded as “Financial assets”. Any impairment of these interests, determined according to the risk of non-recovery of the securitized receivables, is deducted from “Financial assets”. Selling costs together with commissions and financial interest paid to holders of units in the SPEs are recognized in finance costs.

As the initial securitization program for “Consumer” receivables reached maturity in 2009 a new securitization program was put in place. The securitization structure of these trade receivables and the associated terms for this program were broadly similar to those of the preceding program.

In 2010, France Telecom S.A.’s securitization programs were renewed for two years with a maximum amount of 550 million euros.

2.2.10  Marketable securities

Marketable securities are stated at cost. An impairment loss is recognized for each line of securities of the same nature equal to the difference between their carrying amount and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Rule no. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans.

2.2.11  Share issuance costs

In line with Opinion 2000-D of the CNC’s Comité d’Urgence, external costs directly linked to a capital increase are deducted from the issue premium. Other costs are expensed as incurred.

2.2.12  Other Shareholders’ Equity

When, based on the terms of the contract or the economic conditions at the time of issuance, an interest bearing-financial instrument is not redeemable at the lender’s option or it is redeemable in equity instruments, it is recognized in Other shareholders’ equity.

The perpetual bonds redeemable for shares (TDIRAs) issued by France Telecom S.A. on March 3, 2003 are included in this category.

2.2.13  Government grants

France Telecom S.A. may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. The grants are recognized as a liability and recycled to the income statement at the same rate and over the same period as the depreciation of the assets financed.

2.2.14  Bond issuance costs

Bond issuance costs are expensed as incurred. Redemption premiums are recognized in finance costs over the life of the bond.

2.2.15  Derivatives

France Telecom S.A. manages the market risks related to changes in interest and exchange rates using derivatives, and particularly interest rate swaps, caps and floors, futures contracts on organized markets, forward currency contracts, currency swaps, and currency options. These instruments are used for hedging purposes only.

Gain and losses arising on these derivatives are recorded in the income statement on a symmetrical basis with the losses and gains on the hedged items:

•

differences in interest receivable or payable on swaps, caps and floors contracted for hedging purposes, and any premiums or discounts, are recorded in the income statement over the life of the contract as an adjustment to interest expense;

•

initial differences between the negotiated forward rate and the spot rate on forward currency contracts and currency swaps designated as hedges are recognized in the income statement over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to exchange rate fluctuations are recognized as adjustments to foreign exchange gains or losses arising on the hedged item;

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•

gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction upon its occurrence.

Some transactions which comply with France Telecom S.A.’s hedging policy do not qualify for hedge accounting. These transactions are measured as follows:

•

for transactions on organized markets, margin calls are recorded immediately in the income statement;

•

net unrealized losses on over-the-counter instruments, calculated on an instrument by instrument basis, are fully provided for;

•

unrealized gains on over-the-counter instruments are not recognized, in accordance with prudent accounting principles; realized gains are recorded in the income statement when the transaction is unwound.

2.2.16  Provisions

A provision is recognized when France Telecom S.A. has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from France Telecom S.A.’s actions where, by an established pattern of past practice, published policies have created a valid expectation on the part of other parties that it will discharge certain responsibilities.

The amount of the provision corresponds to the amount of resource outflow that will probably be required to settle the obligation. If the amount of the obligation cannot be measured reliably, no provision is recognized and the obligation is deemed to be a contingent liability.

Information on contingent liabilities is disclosed in the notes to the financial statements. Contingent liabilities correspond to: (i) probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within France Telecom S.A.’s control, or (ii) present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

2.2.17  Pensions and Other Long-Term Employee Benefit Obligations

These benefits are offered through:

•

defined contribution plans: contributions are expensed in the year in which the employee service is rendered; or

•

defined benefit plans: the obligation is measured by the projected unit credit method in line with CNC recommendation no. 2003-R.01.

In accordance with this recommendation:

•

the obligation is measured on the basis of demographic assumptions concerning staff turnover rates, mortality, etc., and financial assumptions concerning rates of future salary increases, inflation rate, etc. The resulting obligation is then discounted;

•

discount rates are determined on a plan by plan basis by reference to yields on top-rated corporate bonds;

•

actuarial gains and losses related to post-employment benefits are recognized in the income statement using the corridor method, i.e. gains or losses exceeding 10% of the higher of (i) the fair value of the obligation in respect of defined benefit plans and (ii) the fair value of plan assets, are deferred over the remaining service lives of the employees concerned.

France Telecom S.A.’s defined benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value is equal to their market value on the reporting date.

Employee benefits include post-employment benefits (essentially pension obligations), retirement bonuses and other long-term benefits.

Post-employment benefits

Pension plan for French civil servants

Civil servants employed by France Telecom S.A. are covered by the government-sponsored civil and military pension plan.

France Telecom S.A.’s obligation under the plan is limited to the payment of annual contributions (law no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plan covering its own civil servant employees or any other public sector plans.

The civil servant pension plan is a defined contribution plan.

Retirement bonuses and other similar benefits

The retirement bonuses paid by France Telecom S.A. to its employees, either as a lump sum or as an annuity, in an amount determined by their final salary and retirement age, can be considered as a defined benefit plan.

Other post-employment benefits

The benefits France Telecom S.A. offers retired employees, such as telephones and canteen services, can be considered as a defined benefit plan.

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Employment termination benefits

Early retirement plan in France

Over the period 1996-2006, France Telecom S.A. set up an early retirement plan for civil servants and contract-based employees. These employees receive 70% of their salary between the age of 55 and 60. The benefit is accounted for in the same way as lump-sum benefits payable on termination of service and a provision is recognized for the obligation.

Other employment termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions.

Actuarial differences relating to termination benefits observed during the course of the year are immediately recognized in the income statement.

Other long-term benefits

Other long-term benefits offered by France Telecom S.A. concern primarily long-term paid leave and the Part-Time for Senior plan.

Actuarial differences observed during the course of the year are immediately recognized in the income statement.

2.2.18  Other employee benefits

Individual training rights for employees (Droit Individuel à la Formation - DIF)

France Telecom S.A. has applied French GAAP (opinion 2004-F of CNC’s Comité d’Urgence (Emerging Accounting Issues Committee)) to account for statutory training rights. Any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is disclosed.

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

Stock option plans

In line with CRC rule no. 2008-15 of December 4, 2008, no expense is recognized in respect of stock option plans that do not lead to an outflow of resources for France Telecom S.A.

Employee shareholding plan

If the State decides to sell a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The employer’s contribution to the employee shareholding plan is recognized in personnel expenses.

Free share awards

In accordance with CRC rule n° 2008-15 of December 4, 2008, where the award of free shares is conditional on the beneficiary’s continued employment over a given period, the award results in the recording of a provision that accrues over the qualifying period.

The amount of the provision corresponds to the cost of the shares on the date of their allocation to the plan (purchase price) or, for shares that have not yet been purchased, the probable cost of purchasing the shares measured on the reporting date (i.e. France Telecom S.A. share price on December 31).

In accordance with CRC rule no. 2008-15, no impairment losses are recognized in respect of shares allocated to free share award plans.

2.3    Use of estimates

In preparing France Telecom S.A.’s accounts, management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2009 may subsequently be changed. The assumptions underlying the main estimates made concern provisions, property, plant & equipment, intangible assets and equity interests.

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NOTE 3  Key events of 2009

The following significant events occurred in 2009:

Sale of shares

Atlas Services Belgium (ASB)

In March 2009, France Telecom S.A. sold 100% of the capital in Belgian-registered company ASB to its Orange S.A. subsidiary for 23.0 billion euros. The book value of these shares was 23.2 billion euros, resulting in a loss on disposal of 263 million euros. This transaction forms part of a plan to simplify the structure of the France Telecom Group.

Capital increase

Equant

During 2009, France Telecom S.A. subscribed to two capital increases made by its subsidiary Equant BV in February and July for an amount of 525 million euros and 410 million euros respectively, paid for in cash.

Orange Sverige

In January 2009, France Telecom S.A. transferred to Orange Sverige a receivable due from Orange Brand Services Ltd (OBSL) for a net amount of 1.4 billion euros. This transfer was remunerated by a capital issue by Orange Sverige which was wholly subscribed by France Telecom S.A. At 31 December 2009, France Telecom S.A. owned 99.99% of Orange Sverige.

Orange Participations

During 2009, France Telecom S.A. subscribed to two capital increases made by its subsidiary Orange Participations BV in June and November for an amount of 360 million euros and 110 million euros respectively, paid for in cash.

Capital reduction

France Câbles et Radio

In November 2009, France Câbles et Radio (F.C.R.) reduced its capital by 600 million euros. This amount was distributed to France Telecom in December 2009.

Free share allocations - France

Considering the free share allocation plan introduced in 2007, the Board of Directors of France Telecom S.A. at its meeting of 3 March 2009, observed that the performance conditions triggering an allocation of free France Telecom shares had been met.

See Note 5.5 Cash, Cash Equivalents and Marketable Securities.

Senior Employee Part Time Working

On 26 November 2009, France Telecom signed an agreement governing employment of senior employees, applicable for 3 years from January 1, 2010.

See Note 6.3 Provisions.

Litigation related to competition law

In November 2009, the General Court of the European Union rejected the appeals by the French State and by France Telecom S.A. concerning the special French business tax (taxe professionelle) regime in force prior to 2003 resulting from France Telecom’s historical legal status.

See Note 8.1 Litigation related to competition law - State aid.

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NOTE 4  Notes to the income statement

4.1    Revenue

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008 (1)
Fixed-line services	19,691	19,967
Subscriber fixed telephone lines	7,166	7,938
Internet services	3,256	2,811
Carrier services	3,807	3,838
Data transfer	3,389	3,288
Other fixed-line services	2,073	2,092
Other revenues	2,809	2,853
Sales of mobile equipment	271	284
Various other revenues	2,538	2,569
TOTAL REVENUES	22,500	22,820

(1)

The categorization of 2008 revenues has been adjusted to reflect the reclassification in the second half of 2009 of certain services billed to subsidiaries as “Various other revenues”. These had previously been classified as “Other fixed-line services” The breakdown of revenues between Internet and data transfer services for 2008 has also been refined.

Fixed line ervice revenues include:

•

subscriber lines (service access fees, basic and additional service packages, telephone communications, and online services - telephone and computer kiosks and information services);

•

Internet services (Internet access and services: broadband over ADSL, VoIP, digital TV via ADSL or satellite; dial-up Internet services);

•

carrier services (national interconnections, local loop unbundling and wholesale broadband access for French carriers and third-party ISPs, and services to international carriers);

•

data transfer (leased lines and enterprise networks);

•

other fixed line products and services (equipment rental and sales, public payphones and phone cards, and telecommunications network operations and maintenance for France Telecom subsidiaries).

The primary components of other revenues include:

•

Mobicarte top-up sales for Orange France pay-as-you-go mobile phone customers, and sales of mobile handsets;

•

France Telecom S.A. distribution network commissions paid by its subsidiaries, the benefits from R&D activities (software and license revenues), and other services billed to subsidiaries (primarily IT services under France Telecom information systems sharing arrangements, and premises rentals).

4.2    Capitalized costs and other income

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Capitalized costs	1,100	1,302
Other operating income	648	668
Corporate fees	322	302
Various other income	278	315
expense transfers	48	51
TOTAL	1,748	1,970

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4.3    Operating provision reversals

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Reversal of provisions for inventories	12	8
Reversal of provisions for trade receivables	5	24
Reversal of provisions for early retirement (civil servant employees)	442	611
Reversal of provisions for early retirement (contractual)	42	50
Other reversals	274	174
TOTAL	775	867

4.4    Taxes other than income tax

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Business tax	(679)	(664)
Other	(304)	(201)
TOTAL	(983)	(865)

4.5    Labour expenses

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Average number of employees (1) (2) (full-time equivalent) (unaudited)	90,492	93,333
Wages and other labour expenses	(6,305)	(6,569)
o/w
• Wages and salaries	(4,054)	(4,297)
• Social security charges (3)	(1,749)	(1,818)
• Other labour expenses	(502)	(454)
Remuneration in shares (free share award program) (4)	(21)
TOTAL	(6,326)	(6,569)

(1)

Of whom 71% were French civil service staff, from 72% at December 31, 2008.

(2)

Broken down as follows:

- senior management and management 39% versus 38% at December 31, 2008;

- employees, technicians and supervisors 61% versus 62% at December 31, 2008.

(3)

The charge for defined contribution pension post-retirement benefit programs was 868 million euros and comprised mainly the flat-rate contribution to the pension plan for civil servant employees of France Telecom S.A.

(4)

In accordance with CRC regulation 2008-15 of December 4, 2008, the impact on 2009 accounts of free share award programs (including provisions and reversals) is recognized as a labour expense.

The employer’s flat-rate contribution to the pension plan for civil servant employees was increased from 36.20% in 2008 to 36.65% in 2009.

Labour expenses shown in the income statement include payments relating to the early retirement plan, which are covered through a reversal of operating provisions (484 million euros at December 31, 2009 including 442 million euros for civil servants, versus 661 million euros at December 31, 2008 including 611 million euros for civil servants).

Other labour expenses mainly include:

•

payments to the Works Committee for an amount of (113) million euros ((101) million euros at December 31, 2008);

•

a provision for employee incentive bonuses for an amount of (188) million euros ((157) million euros at December 31, 2008).

The incentive bonus agreement for 2009 to 2011 allows for the payment of bonuses based on the achievement of annual operating performance indicators in the fixed and multi-service (67%) and mobile (33%) segments. However, payments made when the performance indicator is exceeded are conditional on achieving target levels for the Service Quality Indicator.

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4.6    Other Operating Expenses

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Royalties and patents	(168)	(157)
Other operating expenses	(529)	(514)
TOTAL	(697)	(671)

4.7    Depreciation, Amortization and Provisions

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Depreciation and amortization	(2,135)	(2,151)
Provisions	(310)	(175)
Inventories	(23)	(10)
Amortization of the actuarial gain/loss on the early retirement plan	(2)	(35)
Other provisions	(285)	(130)
TOTAL	(2,445)	(2,326)

4.8    Financial Income and Expense

(in millions of euros)		Year ended
	Note	Dec. 31, 2009	Dec. 31, 2008
Dividends received		2,784	12,137
Orange SA		1,997	2,728
WSB		330	8,950
TP SA		225	292
FCR		151	84
FTMI		27	0
Other		53	83
Revenue from marketable securities		71	148
Revenue from receivables related to equity interests and current accounts	5.2.4	106	584
Loan interest		(1,875)	(1,735)
Changes in the provision for interest costs on the early retirement plan		(26)	(49)
Changes in provisions for other interest costs		(22)	(24)
Other changes in provisions		(15)	(229)
Interest paid on subsidiaries’ current accounts		(185)	(1,649)
Interest on perpetual bond redeemable for shares (TDIRAs)		(132)	(187)
Net foreign exchange gain or loss		(58)	(858)
Change in the provision for equity interests and related receivables	5.2.1	(5,847)	(10,710)
ASB	3 & 4.9	- (1)	(2,143)
WSB		(1,695)	(7,432)
TP SA		(2,243)	285
Equant BV		(935)	(1,420)
Orange Participations		(791)	35
Orange SA		(194)	103
Other		11	(138)
Other income/expense		134	(160)
TOTAL		(5,065)	(2,732)
(1) The reversal of the provision on ASB shares sold for 15,334 million euros was reclassified as an exceptional item with regard to the net value of the shares.

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4.9    Exceptional Income and Expense

(in millions of euros)	Note	Year ended
		Dec. 31, 2009	Dec. 31, 2008
General Court of the European Union’s ruling of November 30, 2009	8.1	(964)
Senior Employee Part Time Working	6.3.1	(563)
Changes in provisions - disposals and write-offs and other exceptional items (1)	4.8	(398)	(276)
Accelerated depreciation		(104)	(1)
TOTAL		(2,029)	(277)

(1)

The heading “Changes in provisions - disposals and write-offs and other exceptional items” for an amount of (398) million euros comprises mainly the impact of the sale of ASB shares (net of reversals) for an amount of (263) million euros

4.10   Employee Profit-Sharing

An employee profit-sharing plan was agreed on November 19, 1997 covering employees of France Telecom S.A. and all its direct and indirect French subsidiaries. On February 1, 2000, the agreement was amended to eliminate the impact on the profit-sharing plan of certain exceptional items not forming part of the company’s ordinary business activities. A second amendment was signed on June 29, 2001.

The provision for the employee profit-sharing plan amounted to (234) million euros at December 31, 2009 (versus (267) million euros at December 31, 2008).

4.11   Income Tax

The following income taxes were recorded in the income statement:

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Income tax benefit/(charge) net of benefits generated by group tax relief and tax loss carry-backs	1,274	1,517

France Telecom S.A. has elected for group tax relief with various subsidiaries. At December 31, 2009, the tax group comprised 76 companies (including France Telecom S.A.), compared to 60 companies at December 31, 2008.

At December 31, 2009, France Telecom S.A. recognized a net tax benefit of 1,274 million euros. This amount mainly comprises a 1,225 million euros benefit arising from group tax relief, which is definitively attributable to France Telecom S.A., as the parent company of the tax group.

France Telecom S.A.’s net future tax relief (excluding tax loss carryforwards) was 856 million euros at December 31, 2009 (990 million euros at 31 December, 2008), and is primarily linked to early retirement provisions. This relief will be applied mostly during the period from 2009 to 2011.

France Telecom S.A.’s tax expense without group tax relief would have been nil, taking into account tax loss carryforwards (amounting to 8,810 million euros at December 31, 2009 versus 13,797 million euros at December 31, 2007).

France Telecom S.A. has been subject to tax audits for the years 2000 to 2006 inclusive.

These audits have been completed and the tax adjustments which were accepted did not have a material impact on France Telecom’s 2009 financial statements. As regards the tax adjustments which were contested, the Company has made its comments and is awaiting a final decision by the tax authorities.

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NOTE 5  Notes to the balance sheet - Assets

5.1    Property, Plant and Equipment and Intangible Assets

(in millions of euros)	Opening balance	Changes in scope and reclassifications	Additions	Disposals	Closing balance
COST
Intangible assets	8,283	(61)	658	(276)	8,604
Property, plant & equipment	43,970	72	1,407	(1,530)	43,919
Land	499	(0)	1	(16)	485
Buildings	4,871	(384)	216	(134)	4,569
Plant, equipment and other	38,600	456	1,190	(1,380)	38,865
TOTAL, AT COST	52,253	11	2,065	(1,806)	52,523
DEPRECIATION, AMORTIZATION AND PROVISIONS
Intangible assets	(2,602)	8	(630)	358	(2,867)
Amortization	(1,240)	14	(615)	268	(1,575)
Provisions	(1,362)	(6)	(15)	90	(1,292)
Property, plant & equipment	(34,257)	(19)	(1,557)	1,513	(34,319)
Depreciation	(33,934)	(14)	(1,542)	1,494	(33,996)
Land	(11)	0	(1)	1	(11)
Buildings	(3,499)	257	(172)	116	(3,298)
Plant, equipment and other	(30,424)	(271)	(1,369)	1,377	(30,687)
Provisions	(323)	(5)	(15)	20	(323)
TOTAL DEPRECIATION, AMORTIZATION AND PROVISIONS	(36,859)	(11)	(2,187)	1,871	(37,186)
NET BOOK VALUE
Intangible assets	5,681	(53)	28	82	5,738
Property, plant & equipment	9,713	53	(150)	(17)	9,600
TOTAL NET BOOK VALUE	15,394	0	(122)	65	15,337

Changes in intangible assets relate mainly to trade marks, patents and software.

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5.2    Financial Assets

(in millions of euros)	Note	Opening balance	Changes in scope and reclassifications	Increases	Decreases	Closing balance
COST
Equity interests	5.2.1	126,693	1,426	1,475	(39,171)	90,423
Notes issued by securitization vehicles	5.2.2	1,237		372	(1,237)	372
Cash collateral paid	5.2.3	238		520		758
Receivables related to equity interests	5.2.1	1,957	(1,422)	172	(445)	262
Other financial assets	5.2.4	2,370	(7)	126	(1,343)	1,146
Total financial assets at cost		132,495	(3)	2,665	(42,196)	92,961
PROVISIONS FOR IMPAIRMENT
Equity interests		(29,255)		(5,963)	15,422	(19,796)
Notes issued by securitization vehicles		(108)	88			(20)
Receivables related to equity interests		(109)			107	(2)
Other financial assets			(59)			(59)
Provisions		(29,472)	29	(5,963)	15,529	(19,877)
TOTAL FINANCIAL ASSETS, NET		103,023	26	(3,298)	(26,667)	73,084

5.2.1  Equity interests and related receivables

Gross value

The main changes under the heading of Equity Interests were:

•

the sale of shares in Atlas Services Belgium (ASB) for a gross amount of 38,552 million euros;

•

changes in the scope of consolidation mainly comprise the transfer of a receivable (net of provisions) due from Orange Brand Services Ltd (OBSL) to Orange Sverige, remunerated by a capital increase in Orange Sverige shares for an amount of 1,429 million euros.

These transactions are described in Key events of 2009 (see Note 3).

Provisions for impairment

Changes in general economic and financial conditions, the varying degrees of ability amongst companies in the telecommunications market to withstand the deterioration of local economic conditions, changes in the market capitalizations of telecommunications operators and the levels of financial performance relative to market expectations all constitute external indicators of impairment which, together with internal performance, are analyzed by France Telecom S.A. to determine whether or not it is necessary to carry out impairment tests at a frequency of less than one year.

The main changes in provisions for impairment in 2009 are set out in the table of financial income and expense (see Note 4.8).

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The table below shows a detailed breakdown of equity interests:

(in millions of euros)	Share capital	Other shareholders’ equity (3)	Percentage capital held	Book value at December 31, 2009		2009 revenue	Net income for the last financial year (4)	Receivables related to subsidiaries
				Cost	Net
SUBSIDIARIES (OVER 50%-OWNED)
Equant BV (5)	-	(123)	100.00%	3,589	-	2,009	(206)	-	27
EGT	3	(3)	100.00%	53	0	30	-	-	-
FT Immo H	263	48	100.00%	263	263	107	23	2	-
Nordnet	-	24	100.00%	90	90	69	17	16	-
Orange SA	4,872	33,295	100.00%	62,915	60,865	-	(2,004)	1,997	-
Orange Business Participations	165	(2)	100.00%	165	165	N/A	(2)	-	-
Orange Participations	1,339	(810)	100.00%	1,339	543	N/A	(577)	-	-
Rimcom	128	7	100.00%	310	228	N/A	8	9	-
FCR	163	142	100.00%	162	162	40	90	151	-
FTCD	39	10	100.00%	64	49	N/A	(4)	15	-
FTMI	22	135	100.00%	679	362	N/A	23	27	-
FTP Us	319	(276)	100.00%	437	44	N/A	(0)	-	-
Globecast Holding	67	(15)	100.00%	212	134	N/A	(11)	-	-
Wirefree Services Belgium	691	187	100.00%	11,671	2,544	N/A	55	1,673	-
Orange Sverige	111	1,299	99.99%	1,429	1,410	N/A	25	-	60
NRS (formerly Silicomp Group)	1	76	96.31%	106	80	N/A	-	-	30
Other	-	-	-	151	128	-	-	5	-
Total Subsidiaries				83,635	67,067			3,896	117
NON-CONTROLLING INTERESTS (10%- TO 50% OWNED)
TPSA	976	2,419	49.79%	6,335	3,527	2,149	823	225	-
Bull	10	-	10.07%	445	29	-	-	-	-
Other	-	-	-	4	1	-	-	-	-
Total non-controlling interests				6,784	3,557			225	-
OTHER EQUITY INTERESTS				4	4			6 (2)
TOTAL SUBSIDIARIES AND NON-CONTROLLING INTERESTS				90,423	70,628			4,127	117

(1)

Including 1,343 million euros in dividends recognized as financial income in 2008 and received in 2009.

(2)

Including dividends paid by subsidiaries sold or merged over the course of the year.

(3)

Including 2009 net income.

(4)

2009 net income.

(5)

Amounts correspond to the Equant group.

5.2.2  Notes Issued by Securitization Vehicles

Changes in notes issued by securitization vehicles are due to the introduction of new securitization programs on a more restricted pool of receivables (see Note 2.2.9).

5.2.3  Cash Collateral Paid

France Telecom S.A. has negotiated cash collateral agreements with its main bank counterparties which fluctuate according to the valuation of off-balance sheet transactions with these counterparties. The amount of this collateral is strongly correlated to movements in foreign exchange rates, notably for the US dollar.

The cash collateral paid at the end of December 2009 was 758 million euros, versus 238 million euros at the end of December 2008.

This increase was due:

•

a volume effect due to the introduction of new hedging of the pound sterling position and of new borrowings in dollars in 2009; and

•

an increase in the number of counterparties with whom cash collateral agreements have been signed, together with a reduction in the threshold levels.

The increase was also partly due to the fall in the market value of foreign exchange hedging instruments, due in particular to the weakening of the dollar against the euro.

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5.2.4  Other Financial Assets

The following table shows the change in other financial assets at cost:

(in millions of euros)	Note	Opening balance	Changes in scope and reclassifications	Increases	Decreases	Closing balance
COST
General Court of the European Union litigation deposit	8.1	964				964
Loans, miscellaneous receivables, other deposits and financial securities		63	(7)	126		182
WSB dividends receivable		1,343			(1,343)
OTHER FINANCIAL ASSETS AT COST		2,370	(7)	126	(1,343)	1,146
PROVISIONS FOR IMPAIRMENT
Loans, miscellaneous receivables, other deposits and financial securities		-	(59)			(59)
PROVISIONS		-	(59)	-	-	(59)
NET OTHER FINANCIAL ASSETS		2,370	(66)	126	(1,343)	1,087

5.3    Trade Receivables

The change in trade receivables over the year was due to an increase in securitized receivables on the one hand and a decrease in receivables from subsidiaries on the other.

Trade receivables include 1,881 million euros in invoices not yet issued at December 31, 2009, versus 1,989 million euros at December 31, 2008.

5.4    Other receivables

This item mainly comprises:

•

subsidiaries’ current accounts for an amount of 1,272 million euros (versus 1,259 million euros at December 31, 2008);

•

VAT to be recovered for an amount of 434 million euros (versus 510 million at December 31, 2008).

5.5    Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities held at December 31, 2009 comprise:

	Year ended
(in millions of euros)	Dec. 31, 2009	Dec. 31, 2008
Term deposits	-	722
Certificates of deposit	138	1,805
Mutual funds (SICAVs)	371	16
Mutual funds (FCPs)	1,742	863
Treasury bills	-	450
Treasury shares	35	200
Accrued interest	-	10
Marketable securities	2,286	4,066
Cash	157	153
TOTAL	2,443	4,219

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Treasury shares

In order to incentivize employees, France Telecom S.A. created a free share allocation program in 2007 for the benefit of France Telecom S.A.’s employees and those of qualifying French subsidiaries.

At its meeting of 3 March 2009, the Board of Directors of France Telecom S.A. noted that the performance conditions triggering a free share allocation had been reached.

During 2009, under the provisions of the program authorized by the Annual Shareholders’ Meeting of May 27, 2008, France Telecom bought back 1,200,000 shares and allocated 10,270,544 shares under the free share allocation program. As provisions had been made throughout the course of the qualifying period, this transaction, resulting in the recognition of a charge of 203 million euros for the purchase of the Company’s own shares (in accordance with CRC Rule no. 2008-15 of December 4, 2008) did not have any significant impact on labour expenses at France Telecom S.A.

Under the authorization of the Annual Shareholders’ Meeting of May 26, 2009, the Board of Directors implemented a new share buyback program (the “2009 Buyback Program”), details of which are given in the registration document filed with the Autorité des Marchés Financiers on April 10, 2009.

Over the course of 2009, France Telecom bought back 1,000,000 shares under the 2009 Buyback Program (excluding shares bought under the liquidity contract).

The liquidity contract with an investment services provider established on May 9, 2007 in accordance with the program authorized by the Annual Shareholders’ Meeting of May 21, 2007, was renewed on its anniversary date for a period of one year and continues to be implemented under the 2009 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At December 31, 2009, the Company held 2,042,836 of its own shares (and no shares under the terms of the liquidity contract), which are recognized as marketable securities (10,113,380 at December 31, 2008).

5.6    Impairment of current assets

(in millions of euros)	Opening balance	Changes in scope and reclassifications	Increases	Decreases	Closing balance
Trade receivables	(154)		(23)	5	(172)
Other receivables	(13)		(3)		(16)
Inventories	(12)	(2)	(23)	12	(25)
TOTAL	(179)	(2)	(49)	17	(213)

5.7    Prepaid expenses

Prepaid expenses totaled 1,211 million euros at December 31, 2009, versus 1,308 million euros at December 31, 2008. They mainly include:

•

prepayments under QTE leases for an amount of 418 million euros (versus 596 million euros at December 31, 2008). The change in the amount of prepayments is due to the early unwinding of several transactions in December 2009;

•

expenses related to financial instruments used in currency hedging cancelled before maturity of 625 million euros (551 million euros at December 31, 2008).

NOTE 6  Notes to the balance sheet - Equity and liabilities

6.1    Equity

At December 31, 2009, the share capital of France Telecom S.A. amounted to 10,594,839,096 euros, comprising 2,648,709,774 ordinary shares with a par value of 4 euros each.

At December 31, 2009, the French State owned 26.97% of France Telecom S.A.’s share capital and 26.99% of the voting rights either directly or indirectly through ERAP and in concert with the Strategic Investment Fund (Fonds Stratégique d’Investissement).

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6.1.1  Change in Shareholders’ Equity

(in millions of euros)	Opening balance	Allocation of 2008 net income	Dividend distribution	2009 net income	Capital increase (1)	Other movements	Closing balance
Share capital	10,460				135		10,595
Additional paid-in capital	15,328				405		15,733
Statutory reserve	1,046						1,046
Retained earnings	10,891	3,234	(3,679)				10,446
Net income	3,234	(3,234)		(1,416)			(1,416)
Government grants	635					(2)	633
Regulated provisions	479					238	717
TOTAL	42,073	-	(3,679)	(1,416)	540	236	37,754
(1) See Note 6.1.2.

During 2008, the change in equity broke down as follows:

(in millions of euros)	Opening balance	Allocation of 2007 net income	Dividend distribution	2008 net income	Capital increase (1)	Other movements	Closing balance
Share capital	10,457				3		10,460
Additional paid-in capital	15,318				10		15,328
Statutory reserve	1,042	4					1,046
Retained earnings	8,513	7,327	(4,949)				10,891
Net income	7,331	(7,331)		3,234			3,234
Government grant	629					6	635
Regulated provisions	333					146	479
TOTAL	43,623	-	(4,949)	3,234	13	152	42,073
(1) Following the exercise of stock options and liquidity contracts.

6.1.2  Changes in share capital

On June 30, 2009, France Telecom S.A. issued 33,600,122 new shares at a price of 16.01 euros each, in accordance with the option to pay the balance of the dividend in shares approved by the Annual Meeting of Shareholders on May 26, 2009. In accordance with the authorization granted by the Annual Meeting of Shareholders, the Chairman and Chief Executive Officer duly recorded the corresponding increase in capital.

France Telecom S.A. also issued 118,416 new shares following the exercise of stock options, including:

•

45,269 shares in respect of plans granted by Wanadoo between 2000 and 2003, which were taken over by France Telecom S.A. following the merger of Wanadoo; and

•

73,147 shares in respect of plans granted by Orange between 2001 and 2003 and for which the beneficiaries received options liquidity instruments.

The issue of these new shares will be recorded no later than the first meeting of the Board of Directors to be held after December 31, 2009.

6.1.3  Earnings per Share

	Before dilution	After dilution
Weighted average number of shares	2,648,020,634	2,649,121,002
Earnings per share	(0.53)	(0.53)

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6.1.4  Stock Option Plans

France Telecom S.A. - 2007 plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Company. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a lock-up period ending on May 21, 2011. In addition, the options will not vest unless the beneficiaries have been employed by the Group for a period of at least three years beginning on of May 21, 2007.

France Telecom S.A. - 2005 plan

In 2005, France Telecom S.A. granted stock options to its executive officers and employees. The scope of the France Telecom S.A. 2005 stock option plan was enlarged in 2006 following the consolidation of the Amena group.

The options are exercisable for a period of ten years. The vesting period is three years.

France Telecom S.A. (formerly Wanadoo)

Following its purchase of the minority interests in Wanadoo in September 2004, France Telecom undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom S.A. options. These options are exercisable for a period of ten years from 2006.

Orange

Orange stock option plans, which have been exercisable since 2006, can be broken down into four categories: International, France, USA and Sharesave.

Following its purchase of the minority interests in Orange, France Telecom offered holders of Orange stock options a liquidity contract and then in September 2005 issued options liquidity instruments to facilitate the delivery of France Telecom S.A. shares.

Plan	Number of options granted	Residual vesting period (in months)	End of vesting period
International	85,693,210	5	2006
France	45,983,363	7 to 37	2006
USA	3,621,755	4	2006
“Sharesave” UK Save – 5 years	4,037,379	-	2006
“Sharesave” UK Save – 3 years	5,839,507	-	2006
“Sharesave” Netherlands	232,186	-	2006

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Movements in stock option plans

The following table summarizes the stock option plans granted to France Telecom employees at December 31, 2009 and 2008:

STOCK OPTION PLAN	December 31, 2009		December 31, 2008
	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	22,624,565	22.70	23,664,255	22.70
Options granted	-	-	-	-
Options exercised	-	-	(5,350)	23.46
Options cancelled or lapsed	(1,271,770)	23.35	(1,034,340)	22.72
Options outstanding at the end of the year	21,352,795	22.66	22,624,565	22.70
France Telecom plan (ex-Wanadoo)
Options outstanding at the beginning of the year	4,644,234	20.57	4,869,159	20.36
Options granted	(45,269)	14.71	(204,334)	15.31
Options exercised	(8,298)	16.30	(20,591)	22.07
Options cancelled or lapsed	-	-	-	-
Options outstanding at the end of the year	4,590,667	20.64	4,644,234	20.57
Orange plan (1)
Options outstanding at the beginning of the year	38,286,539	8.97	39,838,976	8.94
Options granted	-	-	-	-
Options exercised	(164,054)	6.65	(986,339)	7.51
Options cancelled or lapsed	(555,382)	9.29	(566,098)	9.42
Options outstanding at the end of the year	37,567,103	8.97	38,286,539	8.97
(1) The exercise of these options gave rise to the issuance of France Telecom shares pursuant to the options liquidity instruments and to France Telecom S.A.’s decision to issue new shares.
Options exercisable at year-end

Options exercisable at year-end were as follows:

PLAN	Year ended December 31, 2009
	Number of unexercised options at year end	Weighted average period until maturity (months)	Range of exercise prices	Number of options exercisable at year-end
France Telecom plan (2005/2007)	21,352,795	78	€21.61 - €23.48	12,169,795
France Telecom plan (ex-Wanadoo)	4,590,667	26	€13.84 - €48.70	4,590,667
Orange plan	37,567,103	14	€6.14 - €10.00	37,567,103

6.1.5  Dividend Distributions

At its meeting of July 29, 2009, the Board of Directors approved the payment of an interim dividend of 0.60 euro cents per share in respect of 2009. The dividend was paid on September 2, 2009 in the total amount of 1,588 million euros.

The Annual Shareholders’ Meeting of France Telecom S.A. held on May 26, 2009 decided to pay France Telecom shareholders a cash dividend of 1.40 euro per share in respect of 2008. Given the payment of an interim dividend of 0.60 euro per share on September 11, 2008, in the total amount of 1,563 million euros, the payment made on June 30, 2009 was 0.80 euro per share, for a total amount of 2,091 million euros. This payment resulted in a cash outflow of 1,553 million euros and a payment in shares of 538 million euros as shareholders were able to elect to receive 50% of the final dividend, or 0.40 euro per share, in shares.

The Annual Shareholders’ Meeting of France Telecom S.A. held on May 27, 2008 decided to pay shareholders a cash dividend of 1.30 euro per share in respect of 2007. The dividend was paid on June 3, 2008 in the total amount of 3,386 million euros.

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6.1.6  Regulated Provisions

Regulated provisions in 2009 comprised:

•

provisions for investment for an amount of 613 million euros (480 million euros in 2008);

•

accelerated depreciation of tangible fixed assets in the amount of 104 million euros.

6.2    Other Shareholders’ Equity

On March 3, 2003, under the terms of the MCSA (see Note 8), France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, representing a total amount of 6,073 million euros, of which 341,910 bonds were reserved for members of the banking syndicate (the “Bank Tranche”) and 88,795 for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRAs are listed on Eurolist by Euronext Paris (international issuances) and were the subject of a securities Note approved by the Commission des Opérations de Bourse on February 24, 2003.

They are redeemable for new France Telecom ordinary shares at any time by the holders, or, under certain conditions described in the securities note, at France Telecom’s initiative, based on a ratio of 482.8750 shares for one TDIRA for the Bank Tranche (i.e. a redemption price of 29.20 euros) and 389.1247 shares for one TDIRA for the Supplier Tranche (i.e. a redemption price of 36.235 euros). The initial ratio of 300 shares for one TDIRA has been adjusted several times to protect the rights of the holders according to applicable law. In addition, during the first seven years, the redemption rate for the Bank Tranche of the TDIRAs will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

Since January 1, 2006, as France Telecom has fulfilled the credit rating and share price conditions described in the securities note, the interest rate on the TDIRAs was 5.25% until December 31, 2009 inclusive and 3-month Euribor +2.5% thereafter. The interest is recorded on an annual basis in the statement of income. On January 4, 2010, France Telecom paid a coupon of 96 million euros.

If no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest -- at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRAs. When payment is deferred, identified interest and/or capitalized interest amounts will be included in liabilities in the “Accrued interest payable” line.

In 2009, France Telecom redeemed 31,455 TDIRAs from the Bank Tranche and 69,292 TDIRAs from the Supplier Tranche for a nominal amount of 1,420 million euros. Taking account of redemptions made since their issue, 129,635 TDIRAs remained outstanding at December 31, 2009, including 111,905 for the Bank Tranche and 17,730 for the Supplier Tranche, for a total nominal amount of 1,828 million euros.

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6.3    Provisions

Provisions break down as follows:

(in millions of euros)	Opening balance	Increases	Utilization	Releases	Discounting expense	Change in scope and reclassification	Closing balance
Early retirement plan - civil servants	779	2	(442)		26		365
Early retirement and pre-retirement benefits - contractual	112		(42)				70
Termination benefits	891	2	(484)	-	26	-	435
Benefits other than pensions for retirees	34	1	(1)		2		36
Retirement premium - civil servants	59	8	(10)		4		61
Unemployment risk	1		(1)				0
Retirement bonuses and other similar benefits	109	22	(31)		9		109
Post-employment benefits	203	31	(43)	-	14	-	206
Long-term benefits	190	581	(1)				770
Sub-total Employee benefits	1,284	614	(528)	-	40	-	1,410
Provision for contributions for Works Committee in respect of early retirement plans	20		(10)				10
Incentive for secondment within the public sector	30	15	(29)				16
Free share awards (1)	209	26	(203)				31
Foreign exchange losses	748	-	(256)				492
Provision for claims and litigation	198	96	(58)	(52)			184
Dismantling and restoring sites and treatment of waste electrical and electronic equipment (2)	248		(41)		7	11	225
Other provisions	526	381	(100)	(97)		(4)	707
Sub-total Provisions	1,979	518	(697)	(148)	7	6	1,665
Total provisions	3,263	1,131	(1,225)	(148)	48	6	3,075

(1)

Free share awards were subject to a reclassification on the income statement from exceptional costs (including provisions and reversals) to labour expenses in accordance with CRC regulation no. 2008-15 of December 4, 2008 without any impact on provisions

(2)

The discount rate used for dismantling telegraph poles and public phone boxes is 4%; for terminals, decoders, live boxes and DEEE the rate is 2.7%.

The analysis of the net increases and reversals is as follows:

(in millions of euros)	Increases	Utilization	Reversals	Total
Operating expense/(income) - by nature	260	(656)	(102)	(498)
Net financial expense/(income) - by nature	48	(267)		(219)
Net exceptional expense/(income) - by nature	845	(99)	(46)	700
TOTAL	1,153	(1,022)	(148)	(17)

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6.3.1  Employee Benefits

The assumptions used to measure the obligation in respect of the early retirement plan are as follows:

	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Early retirement plan - France
Discount rate	2%	4%
Average expected long-term increase in salaries	2%	2%
Inflation rate	2%	2%

The actuarial assumptions used to measure France Telecom S.A.’s obligation in respect of retirement and other long-term employee benefits, are the following:

	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Discount rate (1)	2.50% to 5%	4.50% to 5.25%
Average expected long-term increase in salaries	2% to 4%	2% to 4%
Long-term inflation rate	2%	2%
Expected return on plan assets	3.5%	4.30%
(1) The rate of 2.5% is that used in measuring the obligation relating to the Senior Employee Part-Time Working plan.

The discount rates are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference, and after analysis by France Telecom S.A. of their relevance, particularly in terms of their composition (the quality of the issuers).

The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

Part-Time for Senior Plan

On November 26, 2009, France Telecom signed an agreement on employment conditions for older employees and in particular improvements to the latter stages of careers, to run for 3 years from January 1, 2010. This agreement includes a program for Part-Time for Senior Plan, for a minimum period of 18 months and a maximum period of 3 years, available to civil service and contracted employees in French companies who qualify for an undiscounted pension within three years and have at least fifteen years of service within the Group. The Part-Time for Senior Plan allows employees to work half-time whilst still benefiting from:

•

basic salary equivalent to 80% of their full-time rate;

•

100% retirement contributions (employer’s and employee’s) for the period of employment under the program;

•

minimum monthly remuneration of 1,500 euros for non-executive staff and 2,100 euros for executive staff, provided that this does not exceed 75% of the full-time basic salary.

Beneficiaries may also elect to transfer a share of their basic remuneration (5%, 10% or 15%) into a Time Savings Account (Compte Epargne Temps, or CET), with the Group contributing top-up payments of two-thirds of the transferred amount. The CET funds thus accrued can be used to reduce the period worked (by 6 months, 12 months or 18 months respectively).

The Part-Time for Senior Plan is treated as a long term benefit: at December 31, 2009, given length of service and residual employment periods, the provision made was 563 million euros.

The cost of the program and the corresponding provision are sensitive to estimates on the potential qualifying population and level of uptake of the program (estimated at 70%), as well as the choices that the beneficiaries make between the various options available to them. Any increase or decrease in the uptake rate for the program would result in an increase or decrease of the same proportion in the obligation and the provision.

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(in millions of euros)	Termination benefits		Post-employment benefits
	Early retirement plan	Other termination benefits	Annuity- Based plans	Capital- based plans	Other post- employ- ment benefits	Long-term benefits	Total
Change in the value of the obligation
• Benefit obligation at the beginning of the year	889	3	112	178	43	190	1,415
• Service cost			5	12	1	18	36
• Interest cost	26		5	9	2		42
• Employee contributions							-
• Amendments						563	563
• Curtailments/settlements							-
• Actuarial (gains) or losses	2		16	12	5		35
• Benefits paid	(484)	(1)	(14)	(20)	(2)	(1)	(522)
• Changes in scope							-
• Acquisitions / disposals							-
• Other (exchange differences)							-
Benefit obligations at the end of the year: A	433	2	124	191	49	770	1,569
in respect of employee benefit plans that are wholly or partly funded			124				124
in respect of employee benefit plans that are wholly unfunded	433	2		191	49	770	1,445
Change in plan assets
• Fair value of plan assets at the beginning of the year			36				36
• Actuarial return on plan assets			1				1
• Gains (losses) on plan assets			1				1
• Employer contributions			21				21
• Employee contributions							-
• Curtailments/settlements							-
• Benefits paid			(14)				(14)
• Changes in scope							-
• Acquisitions / disposals							-
• Other							-
Fair value of the plan assets at the end of the year: B	-	-	45	-	-	-	45
Plan assets
Net funded status (A) – (B)	433	2	79	191	49	770	1,524
• Unrecognized actuarial gains or (losses)			(49)	(35)	(11)		(95)
• Unrecognized pas service cost				(15)	(3)		(18)
• Asset ceiling adjustment
Provision / (asset)	433	2	30	141	35	770	1,411
• Current provision / (asset)	315			14	2	87	418
• Non-current provision/(asset)	118	2	30	127	33	683	993
Net periodic pension cost
• Service cost			5	12	1	18	36
• Interest cost	26		5	9	2		42
• Expected return on plan assets			(1)				(1)
• Amortization of actuarial (gains) or losses	2		6	1			9
• Effect of Senior Employee Part Time Working program						563	563
• Amortization of unrecognized prior service costs				6			6
• Effect of curtailments / settlements							-
• Asset ceiling adjustment							-
Total net periodic pension cost	28	-	15	28	3	581	655
Changes in provision /(asset)
• Provision / (Asset) at the beginning of the year	889	2	36	133	34	190	1,284
• Net periodic pension cost	28		15	28	3	581	655
• Employer contributions			(21)				(21)
• Benefits paid directly by the employer	(484)			(20)	(2)	(1)	(507)
• Changes in scope: acquisitions/disposals							-
• Other (exchange differences)							-
Provision / (Asset) at the end of the year	433	2	30	141	35	770	1,411

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6.3.2  Provisions for Dismantling and Restoring Sites and Recycling Waste

These obligations amounted to 225 million euros at December 31, 2009 (248 million euros at December 31, 2008).

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

6.3.3.  Free Share Award Plans

France Plan

In 2007, France Telecom S.A. granted a free share award plan covering 10.8 million shares. The plan covers approximately 113,000 employees of France Telecom S.A. and most of its majority-owned French subsidiaries.

Given the realization of the performance conditions set out in the plan and the number of employees within the Group on April 25, 2009, France Telecom S.A. allocated 10.3 million shares. These shares are subject to a two-year lock-up period, expiring on April 25, 2011.

The total cost of the plan was 203 million euros, of which 9 million euros was recorded in 2009.

International Plan

In addition to the free share award plan set up in France, France Telecom S.A. set up a plan in various countries, covering 1.8 million shares with identical allocation conditions to the France Plan. Some 45,000 employees and corporate officers of foreign registered companies and groups of companies in the France Telecom Group are beneficiaries of this plan.

The Board of Directors at its meeting of March 3, 2009, noted that the performance conditions had been met. As a result the rights to the award were vested in beneficiaries on December 4, 2009, as allowed for under the plan rules. The shares were delivered in early 2010.

These shares are subject to a two-year lock-up period, expiring on December 4, 2011 (December 4, 2012 in Spain).

In countries where local regulations, tax laws or labour laws do not allow the award of free shares, France Telecom has created alternative schemes covering some 23,000 employees and conditional on the same performance conditions, awarding:

•

either a cash amount equivalent to the France Telecom S.A. share price on 4 December 2009;

•

or, in the United Kingdom, the award of shares to a trust responsible for redistributing them freely to employees who so request.

The expense booked in 2009 amounted to 17 million euros.

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6.4    Financial liabilities

6.4.1  Schedule of Gross Financial Debt, Cash, Cash Equivalents and Marketable Securities by Maturity

The table below provides a breakdown of total gross financial debt, cash, cash equivalents and marketable securities, by category and contractual maturity date (taking account of any changes in maturity after the year-end):

(in millions of euros)	Note	At Dec. 31, 2008	At Dec. 31, 2009	01/10 to 12/10	01/11 to 12/11	01/12 to 12/12	01/13 to 12/13	01/14 to 12/14	Beyond
Long and medium-term financial liabilities	6.4.3
Bonds convertible, exchangeable or redeemable for shares (OCEANE)		649
Other long-term bonds (1)		28,058	29,101	2,944	3,331	2,526	3,837	2,887	13,576
Other long-term loans (2)		246	200					200
Total (a)		28,953	29,301	2,944	3,331	2,526	3,837	3,087	13,576
Other current financial liabilities
Bank loans
Treasury bills		600	300	300
Bank overdrafts		26	7	7
Other current loans		126	167	167
Accrued interest		956	925	925
Total (b)		1,708	1,399	1,399
TOTAL GROSS FINANCIAL LIABILITIES (A)	(a)+(b)	30,661	30,700	4,343	3,331	2,526	3,837	3,087	13,576
Marketable securities		4,066	2,286	2,286
Cash		153	157	157
Total cash, cash equivalents and marketable securities (B)	5.5	4,219	2,443	2,443
NET FINANCIAL DEBT	(A)-(B)	26,442	28,257	1,900	3,331	2,526	3,837	3,087	13,576

(in millions of euros)	Total	2009	2010	2011	2012	2013	2014 and beyond
Schedule of net financial debt at December 31, 2009 by maturity	26,442	963	3,157	3,367	2,507	3,500	12,948
(1) Includes private placements under France Telecom S.A.’s EMTN (Euro Medium Term Notes) program. (2) Bank loans which were long-term or medium-term at inception.

The covenants on the Group’s borrowings and credit lines are presented in Note 6.5.

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6.4.2  Gross Financial Debt by Currency

The table below provides a breakdown of France Telecom S.A.’s gross financial debt less cash, cash equivalents and marketable securities by currency after swaps.

EQUIVALENT VALUE IN EUROS AT THE CLOSING RATE	Dec. 31, 2009	Dec. 31, 2008
EUR	30,614	28,008
USD	(223)	(207)
GBP	(2,291)	(870)
PLN	16	24
Other currencies	530	301
TOTAL AFTER SWAPS	28,646	27,256
Accrued interest	925	956
Impact of currency swaps	(1,314)	(1,770)
TOTAL BEFORE SWAPS	28,257	26,442

6.4.3  Long and Medium-Term Financial Liabilities

Bonds convertible into and/or exchangeable for new or existing France Telecom shares (OCEANE)

On January 2, 2009, France Telecom S.A. redeemed the remaining outstanding Bonds Convertible into and/or Exchangeable for New or Existing France Telecom Shares (OCEANE) for a total face value of 649 million euros.

(in millions of euros)	Number	Dec. 31, 2009	Dec. 31, 2008
Opening balance	251,387	649	1,150
Redemptions	(251,387)	(649)	(501)
Closing balance	-	-	649

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Other bonds

The table below provides a breakdown of France Telecom S.A. bonds outstanding at December 31, 2009:

(in millions of euros)				Outstanding at
Initial currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Dec. 31, 2009	Dec. 31, 2008
Bonds maturing in 2009					2,779
EUR	300	June 09, 2010	3,813	300	300
FRF (2)	3,000	July 25, 2010	5,700	457	457
EUR	1,000	October 14, 2010	3,000	1,000	1,000
EUR (4)	1,400	November 10, 2010	6,625	1,187	1,400
USD (1) (4)	3,500	March 01, 2011	7,750	2,342	2,432
GBP (1)	600	March 14, 2011	7,500	659	614
JPY	15,000	May 10, 2011	1,820	113	119
JPY	7,000	May 10, 2011	1,218	53	55
CAD	250	June 23, 2011	4,950	165	147
EUR	750	January 23, 2012	4,625	750	750
EUR	1,225	February 21, 2012	4,375	1,225	1,225
CHF	400	April 11, 2012	2,750	270	269
GBP	250	May 24, 2012	5,500	281	263
EUR	3,500	January 28, 2013	7,250	3,500	3,500
CHF (3)	500	September 06, 2013	3,375	337
EUR (3)	1,000	January 22, 2014	5,000	1,000
EUR	750	May 22, 2014	5,250	750	750
USD (3)	1,250	July 08, 2014	4,375	868
CHF	400	December 04, 2014	3,500	270	269
EUR	1,150	October 14, 2015	3,625	1,150	1,150
GBP (3)	750	May 12, 2016	5,000	844
CAD	200	June 23, 2016	5,500	132	118
EUR	1,900	February 21, 2017	4,750	1,900	1,900
EUR	100	December 04, 2017	2,600	100	100
GBP	500	December 20, 2017	8,000	563	525
EUR	1,550	May 22, 2018	5,625	1,550	1,550
EUR	465	July 25, 2018	3% + EUR HICP (5)	465	465
USD (3)	1,250	July 08, 2019	5,375	868
GBP	450	November 10, 2020	7,250	507	472
EUR	500	November 13, 2022	4,219	500	500
GBP	350	December 05, 2025	5,250	394	367
GBP	500	November 20, 2028	8,125	563	525
USD (1)	2,500	March 01, 2031	8,500	1,709	1,769
EUR	1,500	January 28, 2033	8,125	1,500	1,500
GBP	500	January 23, 2034	5,625	563	525
GBP (4)	250	March 29, 2037	6,000	267	263
TOTAL OTHER BONDS OUTSTANDING				29,101	28,058

(1)

Bonds with a step-up clause (clause that triggers an increase in interest payments if France Telecom’s credit rating from the ratings agencies drops).

(2)

These bonds, initially denominated in French francs, have been converted into euros

(3)

Bonds or new tranches issued during 2009.

(4)

Bonds subject to partial early redemption in 2009.

(5)

EUR HICP: Harmonized Index of Consumer Prices, calculated by the European Central Bank.

France Telecom S.A.’s bonds at December 31, 2009 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

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6.5    Exposure to Market Risks

6.5.1  Interest Rate Risk Management

France Telecom S.A. seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Derivative financial instruments

Derivative financial instruments outstanding at December 31, 2009, included in the calculation of the average spot interest rate, are analyzed as follows:

(in millions of euros)	Under one year	One to five years	Over five years	Notional
Instruments designated as hedges of non-current liabilities
Fixed-rate payer and floating-rate receiver swaps	600	600	230	1,430
Floating-rate payer and fixed-rate receiver swaps	394	1,170	638	2,202
Floating-rate payer and floating-rate receiver swaps	-	-	115	115
Complex swaps	-	-	222	222
Instruments designated as hedges of current liabilities
Short-term swaps	70	-	-	70
Instruments that meet the criteria for France Telecom S.A.’s hedging policy but do not qualify for hedge accounting
Swaps designated as hedges of non-current liabilities	600	4,491	95	5,186
Swaptions	-	-	191	191
Caps	500	-	-	500

Analysis of gross financial liabilities by interest rate range

The table below shows an analysis of gross financial liabilities by interest rate range after the impact of interest rate and currency swaps:

Data after swaps (in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
BONDS AND BANK LOANS (1)
Rate less than or equal to 5%	8,818	7,594
Between 5% and 7%	4,903	8,060
Between 7% and 9%	10,045	9,843
Over 9%
Total fixed-rate	23,766	25,497
(Weighted average spot interest rate: 5.98% at 31/12/2009; 6.06% at 31/12/2008)
Total floating rate	6,479	4,520
(Weighted average spot interest rate: 3.54% at 31/12/2009; 6.05% at 31/12/2008)
Total bank loans and bonds	30,245	30,017
(Weighted average spot interest rate: 5.46% at 31/12/2009; 6.06% at 31/12/2008)
TOTAL NON-CURRENT FINANCIAL LIABILITIES	30,245	30,017
o/w impact of currency swaps (2)	(945)	(1,065)
CURRENT FINANCIAL LIABILITIES	1,768	2,411
(Weighted average spot interest rate: 0.49% at 31/12/2009; 4.03% at 31/12/2008)
o/w impact of currency swaps	(369)	(705)
TOTAL GROSS FINANCIAL LIABILITIES AFTER SWAPS	32,013	32,428
o/w impact of currency swaps	(1,314)	(1,770)
TOTAL GROSS FINANCIAL LIABILITIES BEFORE SWAPS	30,699	30,658
(1) Non-current financial liabilities including bonds convertible, exchangeable or redeemable for shares. (2) Swaps are allocated strictly to bank loans and bonds.

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Management of fixed-rate/variable-rate debt

The fixed-rate portion of France Telecom S.A.’s net financial debt after swaps fell from 102.35% at December 31, 2008 to 87.06% at December 31, 2009.

6.5.2  Currency Risk Management

France Telecom S.A. generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received under off-balance-sheet currency instruments (currency swaps, forward currency transactions and currency options) held by France Telecom S.A.

(in millions of euros)	In currency (1)
	EUR	USD	JPY	GBP	PLN	Other currencies in euro equivalent value
Cross-currency swap lender legs	866	7,484	22,000	4,420	-	1,185
Cross-currency swap borrower legs	(12,933)	(600)	-	-	-	(427)
Currencies receivable under forward currency contracts	715	2,062	-	1,821	34	225
Currencies payable under forward currency contracts	(3,634)	(403)	-	(85)	-	(347)
Currency option receivable	66	86	-	-	-	-
Currency option payable	(58)	(61)	-	-	(100)	-
TOTAL	(14,978)	8,568	22,000	6,156	(66)	636
Translated into euros at the year-end closing rate (2)	(14,978)	5,947	165	6,931	(16)	636
(1) Positive amounts represent currencies receivable and negative amounts represent currencies deliverable. (2) In euro equivalent value.

6.5.3  Management of Liquidity Risk

France Telecom S.A.’s policy is that it must be able to meet its upcoming loan repayments from available cash and credit lines in place, without recourse to additional financing, for at least the next 12 months.

Diversified sources of financing

France Telecom S.A. has diversified sources of financing:

•

issuance in the short-term securities markets under the treasury bill program;

•

regular issues in the bond markets under the EMTN (Euro Medium-Term Note) program;

•

undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

In 2009, France Telecom S.A. took advantage of every market window to prepare for refinancing its bond redemptions:

•

January 2009 bond issue for 1 billion euros;

•

February 2009 bond issue for 500 million Swiss francs;

•

May 2009 bond issue for 750 pounds sterling;

•

July 2009 bond issue for 2.5 billion dollars in two tranches.

In 2009, France Telecom’s five-year Credit Default Swap had an average spread of approximately 45 basis points.

Liquidity of investments

France Telecom S.A. invests its surplus cash in negotiable debt securities, mutual funds and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for terms of less than three months.

Smoothing debt securities

Debt maturities are spread consistently over the next few years.

Credit line

At December 31, 2009, France Telecom S.A. had the following credit facilities:

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	Amounts available (in millions of euros)	Amounts drawn (in millions of euros)	Maturity
Authorized overdraft facilities	150	-
Syndicated credit line (1)	8,000	-	June 20, 2012
Credit facilities at the year end	8,150	-
Marketable securities and cash	2,443	-
Bank overdrafts	(7)	-
TOTAL LIQUIDITY POSITION AT THE YEAR END	10,586	-
(1) The 8 billion euro multi-currency syndicated credit line was obtained by France Telecom S.A. on June 20, 2005. It is not subject to any specific covenants in terms of financial ratios.

France Telecom’s debt ratings

At December 31, 2009, France Telecom’s debt ratings were as follows:

	Standard & Poors	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F2

On July 6, 2009, the Fitch agency indicated that it was revising its rating of short-term debt to F2 to bring this into line with that of France Telecom’s European peers, rather than to reflect any deterioration of the Group’s fundamental credit-worthiness. Other ratings have been unchanged since June 23, 2005.

A portion of the debt (4.7 billion euros of the outstanding balance at December 31, 2009) is subject to step-up clauses. This amount does not include the TDIRA, whose step-up clauses are described in Note 6.2.

As France Telecom’s long-term ratings did not change in 2009, the step-up clauses were not triggered.

6.5.4  Management of covenants

Commitments with regard to financial ratios

France Telecom S.A. has no credit lines or loans subject to specific covenants with regard to financial ratios.

As regards structured financing contracts, several refund scenarii are possible for France Telecom S.A.’s trade receivables securitization programs: (i) standard repayment scenarios on the contractual maturity date of the programs; (ii) accelerated or adjusted payment, notably in the event that France Telecom’s long-term rating is downgraded to BB- or Ba3. In the case of accelerated or adjusted payment, the securitization conduits cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interests progressively.

There is also one final type of payment in securitized receivable programs: forced repayment in the event that a treaty, a legislative or regulatory action, an instruction or directive issued by an official body or a banking organization, or an interpretation or application of the above by an official authority or organization with the appropriate powers challenged, or was likely to challenge one of the legal and/or financial mechanisms of the securitization program.

Covenants with regard to events of default or material adverse changes

Most of France Telecom S.A.’s financing agreements, including in particular the 8 billion euro syndicated credit facility set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program, are not subject to cross default or prepayment measures in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

6.5.5  Credit Risk Management

France Telecom considers that it has an extremely limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries. In addition, the maximum value of the credit risk on these financial assets is equal to their recognized net book value.

France Telecom S.A’s policy is to invest its cash and cash equivalents and marketable securities with financial institutions and industrial groups with a long-term rating of A-/A3 or above.

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France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom also has collateralization agreements with the main counterparties to which it has the highest exposures. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. Limits are set based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Finance and Treasury Division. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved. These ratios are adjusted regularly to reflect risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room.

6.5.6  Notional Amount of Derivative Financial Instruments

The notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by France Telecom S.A. associated with the use of derivative financial instruments.

The fair value of the currency swaps and interest-rate swaps is estimated by discounting future expected cash flows using the year-end market exchange rates and interest rates for the remaining term of the contracts.

The fair value of over-the-counter options is estimated using generally accepted market measurement models.

(in millions of euros)	Period ended December 31, 2009			Period ended December 31, 2008
	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Off-balance sheet financial instruments
Interest rate caps	500	-	-	500	1	1
Interest rate swaps (1)	9,225	(140)	(24)	13,024	(187)	1
Currency swaps (2)	17,595	(464)	(1,285)	11,379	(819)	(1,013)
Forward currency contracts and forex swaps	802	(3)	75	2,894	(13)	(7)
Currency options	125	-	1	144	2	11
Swaptions	191	(11)	(11)	262	(41)	(41)
TOTAL	28,438	(618)	(1,244)	28,203	(1,057)	(1,048)

(1)

Including 400 million euros notional with a forward inception date of December 31, 2009 (1,777 million euros at December 31, 2008).

(2)

Including 199 million euros notional with a forward inception date of December 31, 2009.

The book value of off-balance-sheet derivative instruments includes accrued interest, equalization payments, premiums paid or received, provisions for interest-rate risks relating to instruments that do not qualify for hedge accounting and provisions for currency risk relating to derivatives. The difference between book value and market value mostly comprises the unrealized deferred gains or losses on off-balance-sheet financial instruments.

6.6    Trade payables

This item includes 2,332 million euros of invoices not yet received at December 31, 2009 versus 2,804 million euros at December 31, 2008.

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6.7.    Other Current Liabilities

(in millions of euros)	Year ended
	Dec. 31, 2009	Dec. 31, 2008
Subsidiaries’ cash current accounts	12,899	39,907
Orange SA	4,039	29,544
Orange France SA	4,220	4,957
Orange Ltd	1,911	29
Equant BV	976	202
WSB	221	1,838
ASB	-	75
OPCS	211	763
Subsidiaries’ group tax relief current accounts	285	118
Orange France	260	95
Tax and social security liabilities	1,758	1,474
General Court of the European Union’s ruling of November 30, 2009	964	-
Other	275	515
TOTAL	16,181	42,014

6.8    Deferred Income

Deferred income amounting to 1,983 million euros (1,815 million euros at December 31, 2008) mainly related to:

•

prepayments received under QTE leases (see Notes 5.1.7 and 6.2) for 418 million euros (596 million euros at December 31, 2008);

•

the deferral over 20 years of billing for civil engineering services with respect to the contribution of cabled networks for 560 million euros (606 million euros at December 31, 2008).

6.9    Maturity of Non-Financial Receivables and Payables

Non-financial receivables and payables are mostly due in under one year.

6.10   Foreign Exchange Gains

This item represents unrealized gains arising on the translation of loans and borrowings in foreign currencies. Most of this amount comprises unrealized gains on sterling and dollar bond issues following the depreciation of these currencies since issue.

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NOTE 7   Contractual Obligations and Commitments not Recognized on the Statement of Financial Position

Management believes that, to the best of its knowledge, there were no outstanding commitments at December 31, 2009, other than those described below, likely to have a material impact on the current or future financial position of France Telecom S.A.

Unless otherwise indicated data were measured at November 30, 2009.

7.1    Contractual Obligations Recognized on the Statement of Financial Position

(in millions of euros)		Statement of financial position		Payments due by maturity at December 31, 2009
	Note	At December 31, 2008	At December 31, 2009	Before end- December 2010	From January 2011 to December 2012	From January 2013 to December 2014	From January 2015
Early Retirement program	6.3	891	433	315	124	-	-
Senior Employee Part Time Working (1)	6.3	-	563	52	251	357	121
TOTAL EMPLOYEE BENEFITS	6.3	891	996	367	375	357	121

(1)

Cash flows relating to the Senior Employee Part Time Working program have been estimated using the same assumptions as used in measuring the corresponding provision at December 31, 2009. They are particularly sensitive to the take up rate of the program (estimated at 70%), the size of the qualifying population and the choices made between the various options available to employees in the program.

7.2    Contractual Obligations not Recognized on the Balance Sheet

7.2.1  Investment, Purchase and Leasing Commitments

(in millions of euros)	Payments due at 31/12/08	Payments due by maturity at December 31, 2009
	Total	Total	Before end- December 2010	From January 2011 to December 2012	From January 2013 to December 2014	From January 2015
Operating lease commitments	2,826	3,251	617	878	735	1,021
Real estate	40	41	7	30	4	-
Purchase commitments: (1)	1,650	2,981	1,806	871	142	162
Property, plant & equipment And intangibles	168	299	274	25	-	-
Other goods and services	1,482	2,682	1,532	846	142	162
(1) Off-balance sheet commitments related to equity interests are not included in this table (see Note 7.2.2).

Leasing commitments

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, France Telecom S.A. undertook to re-lease these buildings under commercial leases, except for certain assets to be vacated in the short-term. France Telecom S.A. may choose whether or not to renew the leases upon expiry or replace them by other leases with renegotiated terms and conditions. The rental expense in respect of property sold under these disposal plans amounted to 264 million euros as of December 31, 2009.

Lease payments in respect of operating leases, except for those entered into with FT IMMO H, amounted to 439 million euros.

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The table below shows minimum future lease payments under non-cancellable real estate operating leases at December 31, 2009:

(in millions of euros)	Operating leases except those with FT Immo H	Operating leases with FT Immo H	Total operating leases
January 2010 to December 2010	459	118	577
January 2011 to December 2011	366	82	448
January 2012 to December 2012	316	72	388
January 2013 to December 2013	305	74	379
January 2014 to December 2014	308	43	351
January 2015 and beyond	828	193	1,021
TOTAL MINIMUM FUTURE LEASE PAYMENTS	2,582	582	3,164

Investment commitments and commitments to purchase goods and services

In the ordinary course of its activities, France Telecom S.A. enters into purchase contracts with network or services equipment manufacturers, as well as various contracts with telecommunications operators. These purchases may form part of several-year contracts. The most significant commitments at December 31, 2009 relate to the following:

•

purchase of satellite transmission capacity for an overall amount of 504 million euros, including 215 million euros on behalf of Globecast (525 million euros at December 31, 2008, including 294 million euros on behalf of Globecast), with various contractual maturities up to 2015;

•

the concession granted in February 2009 by Orange Sport to France Telecom S.A. of exclusive rights to distribute and market in the French territory, Orange Sport services to TV Orange subscribers. The royalties payable by France Telecom in installments through to 2012 were 389 million euros at December 31, 2009;

•

the concession granted in February 2009 by Orange Cinema Series to France Telecom S.A. of exclusive rights to distribute and market in the French territory, the Orange Cinéma Series bouquet to TV Orange subscribers. The royalties payable by France Telecom in installments through to 2012 were 285 million euros at December 31, 2009;

•

maintaining submarine cables for which France Telecom S.A. has joint ownership or user rights, for a total amount of 196 million euros (154 million euros at December 31, 2008).

Furthermore, as part of the license award process, France Telecom S.A. made certain commitments to the government authorities in terms of network coverage, number of subscribers and traffic quality. These will require substantial investment expenditure in future years to deploy and enhance the networks. Non-compliance with these obligations could result in fines and other sanctions ultimately leading to withdrawal of licenses awarded. Management believes that France Telecom S.A. can fulfill these obligations to the government authorities. France Telecom S.A. may also be required to pay further fixed or variable user fees on expiry of these licenses.

7.2.2  Other Commitments not Recognized on the Balance Sheet

Guarantees

(in millions of euros)	Payments due at December 31, 2008	Payments due by maturity at December 31, 2009
	Total	Total	Before end- 2010	From January 2011 to December 2012	From January 2013 to December 2014	From January 2015
Guarantees given to third parties by France Telecom S.A.
In the ordinary course of business	1,269	1,794	482	240	488	584
QTE leases	332	258	6	9	243	-

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Guarantees given to the third parties in the ordinary course of business

France Telecom S.A.’s main commitments relating to borrowings are set out in Notes 6.4. and 6.5.

France Telecom S.A. provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of its business. These guarantees are not shown in the table above as they do not increase the amount of its commitments.

However, when these guarantees consist in real collateral, they are disclosed in Note 7.3 Assets covered by commitments.

Under the real estate divestment plan implemented by France Telecom S.A. and its subsidiaries, France Telecom S.A. has guaranteed the payment of rents on the leased buildings. Residual lease commitments totaled 422 million euros at December 31, 2009 and 206 million euros at December 31, 2008.

Guarantees given to third parties under France Telecom S.A. QTE leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom delivered to investors, and then leased back, certain items of telecommunications equipment. Under these transactions, France Telecom guaranteed investors future payments of rents for a combined maximum of 366 million US dollars (243 million euros) at December 31, 2009.

France Telecom considers the risk that these guarantees will be called is not significant.

Other Commitments

Asset and liability warranties granted in the context of disposals

As part of the agreements between France Telecom S.A. and the acquirers of certain assets, subsidiaries or investments, France Telecom S.A. is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties.

At December 31, 2009, the main warranties in effect were as follows:

•

warranty granted to Orange S.A. as part of the disposal of shares in Atlas Services Belgium (see Note 3). The asset and liability warranty is capped at 3 billion euros and will expire in 2010 with the exception of tax-related warranties which will expire at the end of the statutory time limits;

•

specific warranties, particularly in relation to taxation and environmental law, granted to Tower Participations and its subsidiaries as part of the disposal of TDF. These warranties are unlimited and will expire at the end of the statutory time limits;

•

tax-related warranties, capped at 140 million euros, granted to Deutsche Telekom as part of the disposal of mobile and Internet businesses in the Netherlands. These will expire at the end of the statutory time limits;

•

tax-related warranties granted as part of the disposal of Casema. These warranties are unlimited and will expire at the end of the statutory time limits;

In addition, France Telecom S.A. has provided guarantees on behalf of Orange S.A. as part of the Contribution Agreement signed with Deutsche Telekom on 5 November 2009 covering the transfer of all businesses of Orange UK to a company jointly owned with T-Mobile in the United Kingdom. Under this agreement, Orange S.A. made commitments and statements and gave the usual guarantees which would be likely to result in its liability should they not be met, including in the period prior to the transaction.

Management believes that the risk of all of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom S.A.’s results and financial position.

Amena price guarantee

At the time of the acquisition by France Telecom S.A., on November 8, 2005, of Auna Operadores de Telecomunicaciones S.A., which owns Retevision Movil S.A. (Amena), those shareholders holding the residual interest in Auna (which became France Telecom España in 2006) received certain guarantees regarding the price at which France Telecom could acquire their shares. Following the acquisition by the France Telecom Group of the residual shares in France Telecom España in April 2009, these price guarantees expired.

Commitments relating to shareholdings

On December 10, 2009, the Egyptian market authorities (EFSA) authorized Orange Participations to make a public tender bid for the 49 million shares in ECMS not held by Mobinil at a price of 245 Egyptian pounds per share, or a total of 1,518 million euros at December 31, 2009. France Telecom guaranteed the commitments made by Orange Participations. The EFSA approval was suspended by the Administrative Tribunal of Cairo on January 13, 2010 at the request of Orascom, pending the Tribunal’s ruling on the cancellation of the EFSA approval. The Tribunal’s decision is expected during the first quarter of 2010.France Telecom has been discharged from its guarantees.

7.2.3  Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees, vested training rights not yet used totaled approximately six million hours at December 31, 2009.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom’s financial statements for the year ended December 31, 2009.

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7.3    Assets covered by Commitments

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2008.

(in millions of euros)	Note	Dec. 31, 2009	Dec. 31, 2008
Cash collateral	5.2.3	758	238
Outstanding sold receivables		418	1,129
Other guarantee deposits (1)	8.1	1,017	1,005
Assigned inventories		133	95
(1) Including 964 million euros (nominal) placed in escrow in respect of the General Court of the European Union case relating to special business tax arrangements

7.4    Off-Balance Sheet Commitments Received

(in millions of euros)	Dec. 31, 2009
Operating lease commitments	243
Commitments related to the purchase of goods and services	1,254
Other commitments and guarantees received	57
TOTAL	1,554

Operating lease commitments comprise mainly commitments received from subsidiaries in respect of rent reinvoicing.

Commitments related to the purchase of goods and services mainly comprise:

•

commitments received from Globecast under satellite capacity availability agreements;

•

commitments received from Orange France as part of contracts for the supply of transmission capacity and call centers.

NOTE 8  Litigation

In the ordinary course of business, France Telecom S.A. is involved in a number of legal and arbitration proceedings and administrative actions.

The costs that may result from these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

At December 31, 2009, provisions totaling 184 million euros (198 million euros at December 31, 2008) were recorded in France Telecom S.A.’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom S.A. does not provide details on the provisions, as it believes that their disclosure on a case-by-case basis could seriously prejudice the Company.

The litigation and claims that could have a significant effect on France Telecom S.A.’s financial position are described below:

8.1    Litigation related to competition law

A number of claims have been made against France Telecom S.A. by the competitors for alleged anti-competitive behavior, for which they are generally seeking a cease order. If the claims are upheld, France Telecom S.A. may be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by these practices.

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State aid

Three proceedings are currently pending before the European competition authorities concerning alleged State aid in favor of France Telecom:

•

the first procedure follows an investigation opened in January 2003 by the European Commission concerning the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, and to which the company was subject from 1991 to 2002. In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of aid that it estimated to be between 798 million euros and 1,140 million euros plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the General Court of the European Union. For its part, the French State had filed an equivalent appeal in October, 2004. On November 30, 2009, the General Court of the European Union rejected these appeals. On February 10, 2010, France Telecom filed an appeal with the European Court of Justice (ECJ) which the French government indicated that it intended to support.

Pursuant to the 2004 decision of the European Commission and pending the General Court of the European Union decision, France Telecom had placed in an escrow account in 2007 and 2008 the total amount of 964 million euros. Following the General Court of the European Union decision, France Telecom recorded a charge of the same amount in its 2009 financial statements. In addition, pursuant to the escrow agreement, on January 7, 2010, France Telecom transferred to the French State the amount in escrow together with 53 million euros of interest on the amount as of November 30, 2009 and not recognized as income, representing a total amount of 1,017 million euros;

•

the second procedure also follows an investigation opened by the European Commission in January 2003, relating to the financial measures announced by the French State on December 4, 2002. On that date, the French State announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase alongside private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union. The hearings before the General Court of the European Union occurred on April 22, 2009 and its decision is expected during the first half of 2010. The General Court of the European Union might conclude that the financial measures constitute a State aid which is reimbursable and ask the European Commission to rule consistently with this position. However, France Telecom believes that the participation of the French State, in its capacity as a majority shareholder, in the company’s action plan was consistent with the conduct of an informed private investor and contained no element of State aid;

•

on May 20, 2008, the European Commission announced that it had launched a formal investigation into the pension plan for French civil servants employed by France Telecom. This step follows a complaint from Bouygues Telecom in 2002.

The objective and effect of the pension plan implemented by the French law of July 26, 1996 was to bring the financing of the pension plan for French civil servants employed by France Telecom into line with pension plans applicable to employees of France Telecom’s competitors. As part of the new regime established by the 1996 law, France Telecom made an exceptional payment of 5.7 billion euros to the French State in 1997 and, since then, has made annual contributions in full discharge of its liabilities.

France Telecom believes that the sole effect of the pension plan system established in 1996 is to release the company from a structural disadvantage and that this reform contains no element of State aid. The company made observations as a third party interested in the proceedings.

Broadband, High Capacity Broadband and Contents

•

In July 2003, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband Internet services in the European Union member states, the European Commission ordered Wanadoo to pay a fine of 10.35 million euros for abuse of a dominant position between March 2001 and October 2002. On January 30, 2007, the General Court of the European Union upheld this decision and on April 2, 2009, the ECJ dismissed France Telecom’s appeal. The decision of the European Commission thus became final.

This decision of the European Commission and decisions from the French Competition Authority condemning similar practices of France Telecom on the broadband access market served as a basis for several legal actions, which are currently pending before the Paris Commercial Court, from competitors claiming compensation for the damages they allegedly suffered because of these practices:

•

Free, which brought an action against France Telecom in December 2006, accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its narrowband Internet customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros. In May 2008, in support of its claims, Free filed an economic report which speaks of theoretical damages of 1.9 billion euros. In December 2008, France Telecom produced an expert economic and financial assessment which concluded that Free incurred no loss. France Telecom believes that Free has been able to take full advantage of the development and dynamism of the French broadband market.

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•

Numericâble filed a lawsuit against France Telecom on November 9, 2009. Numericâble submitted an economic report which values its prejudice at a minimum of 157 million euros. France Telecom believes that Numericâble suffered no loss and that its claims are unfounded.

•

In July 2007, Free filed a complaint with the French Competition Council against France Telecom concerning the rollout of fiber optic networks in France. This complaint included a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom had been engaged since October 2007 before the Telecom and Postal Regulatory Authority (ARCEP) in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. Nevertheless, it decided to pursue its investigation into the substance of the case. This investigation should be extended to the issue of sharing fiber optic cabling in buildings which is the subject of a further complaint from Free.

•

After failing in July 2008 to obtain in a summary procedure the suspension of the sale of the “Orange Sport” service, Free brought substantive proceedings before the Paris Commercial Court seeking to enjoin France Telecom from conditioning the subscription to this service on the purchase of an Orange broadband access subscription, together with an order that France Telecom pay damages indemnifying a loss estimated at 54 million euros. Neuf Cegetel joined the proceedings, also claiming damages but calling for an expert report to value its loss. On May 14, 2009, the Paris Court of Appeals overturned the judgment of the Commercial Court dated February 23, 2009, which had ordered France Telecom, subject to a financial penalty, to cease conditioning the linear TV broadcast of the Orange Sport service on the purchase of an Orange broadband access subscription and which had appointed a panel of experts to enable it to evaluate the amount of loss incurred by Free and Neuf Cegetel. This decision allowed France Telecom to resume marketing of the Orange Sport service to new subscribers. SFR and Free filed an appeal before the French Supreme Court.

At the same time, in February 2009, Canal+ and SFR filed a complaint with the French Competition Authority alleging tied sales between the Orange Sport service and the Orange broadband Internet access offers and predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom the right to broadcast football games in France. The Competition Authority opened an investigation but, at this stage, France Telecom has no information on these proceedings.

•

In March 2009, Vivendi and Iliad brought a joint complaint before the European Commission for abuse of a dominant position with respect to France Telecom’s practices on the local loop and broadband Internet access wholesale markets since 2006. Vivendi and Iliad allege that France Telecom is engaged in price squeezing on the downstream markets for telephone services access and broadband access to multi-service offers. The Commission has not yet decided what action it will take as a result of this complaint.

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority that France Telecom had engaged in anticompetitive practices on the market of the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom itself bids in response to tender offers issued by the local communities. At this stage of the procedure, France Telecom has no access to the complaints of SFR and Altitude Infrastructure.

Mobiles

•

Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the Competition Council respectively in July 2004 and July 2005, regarding practices of Orange Caraïbe and of France Telecom S.A. in the mobile and fixed to mobile markets in the Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009 ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total, of which 28 million euros was payable by France Telecom S.A. France Telecom paid the fine but lodged an appeal against this decision before the Paris Court of Appeals.

At the same time as this procedure before the French Competition Authority, described in the preceding paragraph, in March 2009, the company Digicel (formerly Bouygues Telecom Caraïbe) initiated legal action for damages before the Paris Commercial Court amounting to an estimated 329 million euros, stemming from these practices. France Telecom believes that these demands are unfounded and that their amount would in any case appear to be totally unjustified.

8.2    Other Proceedings

Civil and commercial proceedings, arbitration

•

On and after December 2003, the former MobilCom CEO Gerhardt Schmid (directly or through Mr Wilhelm, the court-appointed liquidator in his personal bankruptcy) and his spouse Sybille Schmid-Sindram (in her name or through her company, Millenium, a shareholder of MobilCom), together with certain other minority shareholders of MobilCom, brought legal actions against France Telecom through three different procedures, either for hidden domination of MobilCom (minority shareholders’ action), or for breach of the partnership created by the Cooperation Framework Agreement (CFA) dated March 23, 2000 in respect of the roll out of UMTS in Germany (Gerhardt Schmid’s action). They claimed indemnification from the prejudice allegedly suffered because of the withdrawal from the UMTS project, materialized by the drastic drop of the MobilCom share price, and valued at several billion euros. In addition Mr Schmid claimed that the waivers of rights to legal recourse he had agreed to, as part of the negotiated settlement under the “MobilCom Settlement Agreement” (MCSA) dated November 20, 2002, were null and void.

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The first action (Millenium), based on the losses suffered as a result of so-called de facto domination of MobilCom, was rejected on March 20, 2009 by the Court of Kiel. Millenium having limited its appeal to the claim brought on behalf of MobilCom, which was limited to 1 million euros, all other claims were therefore definitely rejected.

The second action (Spruchverfahren), also based on the negative consequences of the alleged dominant relationship, was definitively dismissed by the Schleswig Court of Appeals on August 27, 2008.

The third action (Wilhelm), based on contractual breach, brought by the liquidator in Mr Schmid’s personal bankruptcy, was definitively dismissed on September 29, 2009 by the Frankfurt Court of Appeals, (absent a petition for review by the liquidator). M. Schmid is currently claiming reimbursement of his legal costs before attempting to obtain from the German Supreme Court, authorization to submit a personal petition for review.

These decisions are consistent with France Telecom’s position in this litigation.

•

In 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom believes that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded. The hearing before the tribunal is scheduled on March 16, 2010 and its decision is expected during the first half of 2010.

Administrative litigation

•

In November 2000, the SNCF brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, the SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held the SNCF claims to be inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. In September 2007, the SNCF lodged an appeal with the Administrative Supreme Court (Conseil d’Etat). The Court has not yet decided on the admissibility of the appeal.

There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom S.A. is aware, which may have or have had in the last twelve months a material impact on the Company’s financial position or profitability.

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NOTE 9  Related Party Transactions

The table below shows transactions and balances with related parties in excess of 100 million euros. They include transactions carried out in the ordinary course of business and intercompany loans and borrowings.

(in millions of euros)	Receivables	Payables	Operating expense	Operating revenue	Financial expense	Financial income
Related companies
Atlas Services Belgium	475				(300)	275
Equant BV	178	1,059	468	136
FCR						151
FT Espana	211					225
Orange SA		4,375			(115)	1,998
Orange France SA	2,545	4,871	(1,199)	3,913
Orange Personal Com Serv Ltd		228
Orange Ltd		1,968
OCH		152
Orange Home UK		111
Wirefree Services Belgium		221				330
Mobistar	257
TP SA						225
FT IMMO H			(104)
OHCS II - Servicios de Internet						137
FCT Titriobs	(500)
FCT Valmy (SCR)	(452)

NOTE 10 Subsequent events

No events other than those described above have occurred since the year end.

NOTE 11 Compensation Paid to Members of France Telecom S.A.’s Board of Directors and Group Management Committee

The total gross amount of compensation (gross salaries, bonuses, benefits, directors’ fees, incentive bonuses, employee profit-sharing and employer’s contributions) paid by France Telecom S.A. and companies it controls to persons who were members of France Telecom S.A.’s Board of Directors or Group Management Committee at December 31, 2009 or during the financial year 2009 amounted to 8,179,306 euros in 2009 (versus 7,718,987 euros in 2008).

No termination benefits were paid in 2009.

The amount of these compensation items recognized in 2009 was 8,032,316 euros, versus 7,538,617 euros in 2008.

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20.2.2   Statutory Auditors’ report on the financial statements

Year ended December 31, 2009

To The Shareholders,

In compliance with the assignment entrusted to us by your Annual General Meeting, we hereby report to you for the year ended December 31, 2009 on:

•

the audit of the accompanying financial statements of France Telecom;

•

the justification of our assessments;

•

the specific verifications and disclosures required by French law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures, using sampling techniques or other methods of selection, to obtain audit evidence about the amounts and disclosures in the financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made, as well as the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and of the financial position of the Company as of December 31, 2009 and the results of its operations for the year then ended in accordance with French accounting principles.

II. Justification of our assesments

In accordance with the requirements of Article L. 823-9 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As stipulated in Note 2.3 to the financial statements, the management of France Telecom makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as the accompanying notes. This note also states that the actual results may differ from these estimates, depending on various assumptions or situations. In the context of our audit of the l financial statements at December 31, 2009, we have considered that among the accounts that are subject to significant accounting estimates for which our assessments may be explained are those relating to financial assets, intangible and tangible assets and provisions for risks.

We have notably:

•

with respect to the abovementioned assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the company’s operational management, reviewed the calculations made by the company and the sensitivity of the main values in use, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates;

•

with respect to provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes to the financial statements, and reviewed the management approval procedure for such estimates.

These assessments were made as part of our audit of the financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verifications and disclosures

We have also performed the specific verifications required by French law in accordance with professional standards applicable in France.

We have no matters to report as to the fair presentation and the consistency with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to shareholders with respect to the financial position and the financial statements.

Concerning the information given in accordance with the requirements of Article L. 225-102-1 of the French Commercial Code (Code de commerce) relating to remunerations and benefits received by the directors and any other commitments made in their favour, we have verified its consistency with the financial statements, or with the underlying information used to prepare these financial statements and, where applicable, with the information obtained by your company from companies controlling your company or controlled by it. Based on this work, we attest the accuracy and fair presentation of this information.

In accordance with French law, we have verified that the required information concerning the purchase of investments and controlling interests and the identity of the shareholders and holders of the voting rights has been properly disclosed in the management report.

[French original signed at] Neuilly-sur-Seine and Paris-La Défense,

on February 25, 2010 by:

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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20.3    DIVIDEND POLICY

France Telecom distributed a dividend of 1.40 euro per share in respect of 2008.

In respect of 2009, the Board Meeting of February 24, 2010 resolved to recommend to the Combined Shareholders’ Meeting of June 9, 2010 the distribution of a dividend of 1.40 euro per share with the dividend being paid out on June 17, 2010.

Given the payment of an advance dividend of 0.60 euro on September  2, 2009, the balance of the dividend remaining to be paid to shareholders amounts to 0.80 euro per share.

The shareholder remuneration policy remains unchanged. In September 2010, France Telecom will pay an advance on the 2010 dividend, the amount of which shall be decided according to the results of the first half of the year.

20.4    LITIGATION AND ARBITRATION PROCEEDINGS

In the ordinary course of its business, France Telecom is involved in a certain number of legal, arbitration and administrative proceedings.

Provisions in respect of the expenses that may result from such proceedings are only recorded when expenses are likely and when their amount can either be quantified or estimated with a reasonable degree of accuracy. The amount of the provisions recorded is based on a case-by-case assessment of the risk level. Nevertheless, events arising during the proceedings may require this risk to be reassessed at any time.

The proceedings likely to have a significant effect on the financial position of France Telecom are described in Note 32 Litigation to the consolidated financial statements (see Section 20.1 Consolidated Statements).

In addition, the following developments have occurred since February 25, 2010, the date on which the 2009 corporate financial statements were published:

•

Following formal examination proceedings initiated in April 2009, on March 3, 2010 the European Commission sent TP S.A. a notice of objection for abusing a dominant position on the broadband Internet access market in Poland. On April 15, 2010, TP S.A. filed a proposal of commitments in order to put an end to the litigation. The Commission requested complementary information regarding TP S.A.'s commitments, which were provided on April 26. France Telecom cannot at this stage foresee the outcome of these proceedings.

•

On April 10, 2010, the Administrative Court of Cairo annulled the approval by EFSA, the Egyptian regulator, relating to a take-over bid launched by France Telecom on the 49 million ECMS shares not held by Mobinil at a price of 245 Egyptian pounds per share. See Section 20.5 Significant change in the financial or trading position.

•

In March 2010, the Council of State declared admissible the SNCF’s appeal against the ruling of the appeal court of the Paris Administrative Court of September 2007, which had declared its claims inadmissible. The success of the appeal will make it possible to commence adversary proceedings before the Council of State. The SNCF are claiming approximately 488 million euros in damages from France Telecom for the use of its railway infrastructure between 1992 and 1996.

•

In a press release on March 4, 2010, the European Commission reported that it was moving to reject the complaint submitted to them by Vivendi and Iliad alledging abuse of dominant market position, in reference to France Telecom’s market practices regarding wholesale access to local loop and broadband internet access in France.

•

On April 6, 2010, the Paris Court of Appeal declared inadmissible France Telecom’s appeal of the decision reached in May 2009 by the Competition Authority (Autorité de la concurrence) which reopened, in order to determine a possible discrimination between operators, the examination of Bouygues Telecom’s complaint concerning some practices by Orange and SFR on the mobile telephony market in France.

•

On April 7, 2010, the French Supreme Court partially overturned the March 11, 2009 Court of Appeal decision that dismissed Orange, SFR and Bouygues Telecom’s case that sought to dismiss the December 1, 2005 decision of the French Competition Council that fined Orange €256 million for colluding with SFR and Bouygues Telecom in seeking to limit competition on the French mobile telephony market.

•

In the context of the social crisis linked to psycho-social risks and employee discontent, two preliminary investigations regarding in particular France Telecom S.A. began on March 18, 2010 by the Besançon public prosecutor’s office and on April 8, 2010 by the Paris public prosecutor’s office.

•

On April 13, 2010, the French Supreme Court overturned the November 26, 2008 Paris Court of appeal decision which had held invalid the appeal brought by Suberdine’s voluntary liquidator against the March 2006 judgment of the Paris Commercial Court. The case will be reexamined, for the first time on the merits, by the Paris Court of appeal. Suberdine’s monetary claims together with those of the shareholders amounted to 778 million euros. In 2006, the Paris Commercial Court ordered Orange to pay Suberdine 12 million euros as damages. Orange paid this amount in 2008.

See Chapter 4 Risk Factors, Section 4.2 Legal Risks.

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20.5    SIGNIFICANT CHANGE IN THE FINANCIAL OR TRADING POSITION

The significant events between the balance sheet date and February 24, 2010, the date on which the 2009 financial statements were approved by the Board of Directors, are described in Note 34, Subsequent events to the consolidated financial statements.

After February 24, 2010, the following events occurred:

•

On April 1, 2010, following the announcements made on September 8, 2009 and after having obtained due authorization from the competition authorities, Deutsche Telekom and France Telecom announced the setting up of a joint venture thereby materializing negotiations that had been underway with a view to merging their activities in the United Kingdom. The interest of the two companies in this joint-venture will be consolidated as and from April 2010 using the equity method.

The joint venture will be headed by the Chairman of Orange UK while the Chairman of T-Mobile UK will be the Deputy CEO and Chief Financial Officer.

They will both be members of the joint venture’s Board of Directors, which will also include four non-executive members, this being two representatives for each shareholder.

•

On April 22, 2010, the Swiss competition authority announced its decision to prohibit the proposed combination of France Telecom’s et TDC’s respective subsidiaries in Switzerland, Orange Communications and Sunrise Communications. France Telecom and TDC, which had announced on April 9, 2010 the signature of the final agreements relating to this merger, will assess the options available to them regarding potential next steps.

•

On April 27, 2010, following their announcement made on April 14, 2010, France Telecom and Orascom Telecom submitted to the Egyptian Financial Supervisory Authority the main terms of the agreements on Mobinil and ECMS signed between them. The parties are still finalising certain technical elements. The content of this submission is as follows:

1.

Maintaining the partnership between France Telecom group and Orascom Telecom group, and subject to paragraph 4 below, neither Party shall transfer to the other Party any shares in MobiNil for Telecommunications (unlisted) or the Egyptian Company for Mobile Services (listed). The Parties further agreed that Orascom Telecom Holding shall not own or hold, directly or indirectly and/or whether acting in concert, an equity stake in the Egyptian Company for Mobile Services (listed) of more than 20% of the share capital of the latter;

2.

Amending and restating the existing shareholders’ agreement between the Parties relating to MobiNil for Telecommunications (unlisted) with a view, in particular, to regulating the governance of MobiNil for Telecommunications and its subsidiaries (the amended and restated shareholders’ agreement to cancel and supersede the existing shareholders’ agreement). France Telecom will fully consolidate the results of MobiNil for Telecommunications and its subsidiaries in its consolidated financial statements and Orascom Telecom Holding will consolidate its participation through the equity method;

3.

Granting Orascom Telecom Holding certain rights in the amended and restated shareholders’ agreement with respect to the approval of material decisions and operational matters;

4.

Granting Orascom Telecom Holding in the amended and restated shareholders’ agreement the option to put its shares in MobiNil for Telecommunications (unlisted) together with its shares in the Egyptian Company for Mobile Services (listed) to the France Telecom Group (i) during the period from September 15 through November 15, 2012, and (ii) during the period from September 15 through November 15, 2013, as well as (iii) at anytime until November 15, 2013 in a limited number of deadlock situations on some material decisions, and subject to certain conditions. In the event of the exercise of the put option, the price per the Egyptian Company for Mobile Services (listed) share (“ECMS P”) which has been agreed between the Parties will increase over time from EGP 221.7 as of closing up to EGP 248.5 as of end 2013, to be converted in EUR at a fixed EUR/EGP exchange rate of 7.53. The price per MobiNil for Telecommunications (unlisted) share will be computed as ECMS P multiplied by the total number of ECMS shares held by MobiNil for Telecommunications (unlisted) in the Egyptian Company for Mobile Services (listed) and divided by the total number of MobiNil for Telecommunications (unlisted) shares;

5.

The continuation of the Parties in rendering technical support and management services to the Egyptian Company for Mobile Services (listed) according to the two existing management agreements with the Parties, which were ratified to the General Assembly of the Company, and whereby each Party receives a fee equal to 0.75% of the total revenues of the Company (excluding equipment sales and sales taxes);

6.

The agreement in principle of the Parties on the acquisition by the Egyptian Company for Mobile Services of Link Dot Net S.A.E and Link Egypt S.A.E, a leading Egyptian ISP, for total consideration calculated on the basis of an aggregate enterprise value of USD 130,000,000, subject to obtaining the approval of the competent corporate bodies (general assemblies and/or boards of directors) and completing the necessary procedures in accordance with applicable laws and regulations; and

7.

In consideration for the settlement of all disputes between the Parties, whether in Egypt or abroad, as well as the undertakings and obligations of Orascom Telecom Holding under the Agreements, the termination of the existing shareholders’ agreement, the execution of the amended and restated shareholders’ agreement, and the full consolidation by France Telecom of the results of MobiNil for Telecommunications and its subsidiaries, the France Telecom Group will pay to the Orascom Telecom Group a global settlement fee of USD 300,000,000. Such fee shall be payable upon the entry into force of the amended and restated shareholders’ agreement and the settlement agreement.

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21  additional information

21.1

SHARE CAPITAL

522

21.1.1

Amount of share capital and authorized increase of share capital

522

21.1.2

Unfunded shares

522

21.1.3

Treasury shares held by the issuer or in its name or by its subsidiaries – Share buyback program

522

21.1.4

Convertible or exchangeable securities or securities with subscription warrants

523

21.1.5

Information concerning the terms governing any right of acquisition and/or any obligation attached to shares subscribed for but not paid in, or any undertaking to increase share capital523

21.1.6

Information on the share capital of any member of the Group subject to an option or a conditional or unconditional agreement to place it under option

523

21.1.7

History of the share capital

523

21.2

MEMORANDUM AND BYLAWS

524

21.2.1

Corporate purpose (Article 2 of the Bylaws)

524

21.2.2

Provisions concerning administrative and management bodies

524

21.2.3

Rights, preferences and restrictions attached to each class of existing shares (Article 11 of the Bylaws)

524

21.2.4

Actions necessary to modify shareholders’ rights

525

21.2.5

Rules for admission to and calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Article 21 of the Bylaws)

525

21.2.6

Provisions having the effect of delaying, deferring or preventing a change in control

526

21.2.7

Declarations of crossing of thresholds (Article 9 of the Bylaws)

526

21.2.8

Changes in the share capital (Article 7 of the Bylaws)

526

21.3

FACTORS THAT MAY HAVE AN IMPACT IN THE EVENT OF A PUBLIC OFFER

527

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21.1    SHARE CAPITAL

21.1.1   Amount of share capital and authorized increase of share capital

Number of shares issued

As of December 31, 2009, the share capital of France Telecom was 10,594,839,096 euros divided into 2,648,709,774 shares with a par value of 4.00 euros each, fully paid in.

Share capital authorized and not issued

The France Telecom Annual Shareholders’ Meeting of May 26, 2009 authorized the Board of Directors to increase the share capital of France Telecom, through the issue of shares or other securities, even in the event of public exchange offers, up to a maximum total of 3.5 billion euros. These shares and securities may be issued, at the discretion of the Board of Directors, with or without preemptive subscription rights. If there are no shareholders’ preemptive subscription rights, a priority period may be granted to shareholders.

The Annual Shareholders’ Meeting also delegated authority to the Board of Directors to raise new equity reserved for the participants in the France Telecom Group savings plan.

The powers currently delegated to the Board of Directors by the Annual Shareholders’ Meeting with respect to capital increases and the use made of these powers are discussed in Chapter 26 of this document.

RECONCILIATION OF THE NUMBER OF SHARES OUTSTANDING ON THE OPENING DATE AND ON THE CLOSING DATE OF THE FINANCIAL YEAR

Number of shares as of the start of the financial year (January 1, 2009)	2,614,991,236

Capital increase following the payout of dividends in shares approved by the Annual Shareholders’ Meeting of May 26, 2009

Recognition by the Board of Directors’ meeting of February 24, 2010 of the France Telecom stock options and option-based liquidity instruments exercised in 2009

+33,600,122 +118,416
Number of shares as of the closing date of the financial year (December 31, 2009)	2,648,709,774

21.1.2   Unfunded shares

None.

21.1.3   Treasury shares held by the issuer or in its name or by its subsidiaries – Share buyback program

The Combined Ordinary and Extraordinary Shareholders’ Meeting of May 26, 2009 renewed for a further 18 months the share buyback program for up to 10% of the share capital. The board meeting of March 24, 2010 resolved to ask the Annual Shareholders’ Meeting of June 9, 2010 to renew this authorization (see Chapter 26 2010 Shareholders’ Meeting).

Also, in May 2007 France Telecom entered into a liquidity contract with a financial institution for its ordinary shares. 100 million euros have been allocated for the purposes of implementing the contract.

SUMMARY OF PURCHASES AND SALES OF TREASURY SHARES MADE DURING THE 2009 FINANCIAL YEAR

Objectives of the purchases	Number of shares held at 12/31/2008	Number of shares bought	Weighted average gross price (in euros)	Number of shares sold	Weighted average gross price (in euros)	Number of shares held at 12/31/2009
To cover commitments (1)	10,113,380	2,201,890	17.32	10,272,434	NA	2,042,836
Liquidity contract	0	14,601,637	17.38	14,601,637	17.50
TOTAL	10,113,380	16,803,527		24,874,071		2,042,836
(1) To cover commitments relating to debt instruments giving access to share capital or to stock option plans or other forms of allotting shares to employees.

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The 2,042,836 treasury shares held by the company at December 31, 2009, are recognized as marketable securities. They are intended to be awarded to employees of international subsidiaries of France Telecom S.A. who are beneficiaries of the Free Share Award Plan instituted in 2007 (see Section 17.3.4).

21.1.4   Convertible or exchangeable securities or securities with subscription warrants

TDIRA

On March 3, 2003, under the settlement relating to the UMTS investment in Germany in partnership with MobilCom Holding GmbH (“MobilCom”), in which it owned 28.3% of the share capital, France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRAs) with a nominal value of 14,100 euros each, representing a total of 6,073 million euros. 341,910 TDIRA bonds were reserved for members of the banking syndicate (the “Bank Tranche”) and 88,795 for MobilCom’s creditor suppliers (the “Supplier Tranche”). The TDIRAs are listed on the Eurolist market (international compartment) of Euronext Paris S.A. This bond issue was the subject of an information memorandum approved by the COB (Commission des opérations de bourse - a precursor to the AMF) on February 24, 2003 and is available on the Company and AMF websites.

129,635 TDIRAs remained outstanding at December 31, 2009.

Also See Note 22.3 TDIRA to the consolidated financial statements.

OCEANE

In September 2004, France Telecom issued 445,564 bonds convertible and/or exchangeable for new or existing shares (“OCEANEs”). These bonds matured on January 1, 2009 with a nominal value of 2,581 euros thus totaling 1,150 million euros.

The OCEANEs are listed on the Eurolist market of Euronext Paris. This bond issue was the subject of an information memorandum approved by the AMF on September 2, 2004 and is available on the Company and AMF websites.

251,387 bonds remained outstanding at December 31, 2008. All bonds were redeemed on January 2, 2009.

Also See Note 22.4 Bonds, excluding TDIRAs to the consolidated financial statements.

21.1.5   Information concerning the terms governing any right of acquisition and/or any obligation attached to shares subscribed for but not paid in, or any undertaking to increase share capital

None.

21.1.6   Information on the share capital of any member of the Group subject to an option or a conditional or unconditional agreement to place it under option

None.

21.1.7   History of the share capital

The table below shows the changes in the France Telecom share capital during the last three financial years ending December 31, 2009:

Date of transaction	Change in share capital		Amount of share capital (in euros)	Number of shares outstanding
	Par Value (in euros)	Premium (in euros)
December 31, 2007 / Exercise of stock options (1)	30,703,124	138,311,878	10,457,395,644	2,614,348,911
December 31, 2008 / Exercise of stock options (2)	2,569,300	10,351,208	10,459,964,944	2,614,991,236
December 31, 2009 / Exercise of stock options (3)	134,874,152		10,594,839,096	2,648,709,774

(1)

Recognition of 7,675,781 new shares issued following the 2007 exercise of France Telecom stock options (including those granted by Wanadoo) and option-based liquidity instruments (“ILO”).

(2)

Recognition of 642,325 new shares issued following the 2008 exercise of France Telecom stock options (including those granted by Wanadoo) and option-based liquidity instruments (“ILO”).

(3)

Recognition of 118,416 new shares issued following the 2009 exercise of Wanadoo stock options and option-based liquidity instruments (“ILO”).

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21.2    MEMORANDUM AND BYLAWS

21.2.1   Corporate purpose (Article 2 of the Bylaws)

France Telecom’s corporate purpose, in France and abroad, specifically pursuant to the French Postal and Telecommunications Code, is:

•

to provide all electronic communication services in internal and international relations;

•

to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

•

to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

•

to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

•

to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

•

to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

•

to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means; and

•

more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that relate directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

21.2.2   Provisions concerning administrative and management bodies

See Chapter 14.

21.2.3   Rights, preferences and restrictions attached to each class of existing shares (Article 11 of the Bylaws)

France Telecom has issued only ordinary shares. Each share confers the right to its proportional share in the profit and assets of France Telecom. In addition, it gives a right to vote and be represented in the Annual Shareholders’ Meetings, in accordance with the law and the provisions of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Annual Shareholders’ Meeting.

There is no clause in the Bylaws providing double or multiple voting rights for France Telecom shareholders.

Shareholders shall be liable for losses only to the extent of their contributions to the company’s capital.

Payment of dividends (Article 26 of the Bylaws)

The terms and conditions for the payment of dividends approved by the Annual Shareholders’ Meeting are determined by the meeting or, in lieu thereof, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the financial year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividend in cash or in shares, subject to any legal requirements.

When a balance sheet prepared during or at the end of the financial year and certified by a Statutory Auditor shows that France Telecom, since the close of the preceding financial year, after recognizing the necessary depreciation and provisions, and deducting any prior losses as well as any sums allocated to reserves pursuant to the law and the Bylaws, and factoring in any retained earnings, has earned a profit, then interim dividends may be distributed before the financial statements for the period are approved. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years of the date of payment shall revert to the French State.

Assignment and transfer of shares
(Article 10 of the Bylaws)

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

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21.2.4   Actions necessary to modify shareholders’ rights

Shareholder’s rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not however increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

21.2.5   Rules for admission to and calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Article 21 of the Bylaws)

Shareholders’ Meetings Access and Participation and Voting Rights

Annual Shareholders’ Meetings are composed of all shareholders whose shares are fully paid-up for and whose right to participate in shareholders’ meetings is proven by the recording in an account of shares either in their own name or, in the case of shareholders who are not legal residents of France, that of an intermediary registered on their behalf, as of midnight (Paris time) of the third business day preceding the meeting.

Shares must be registered within the time referred to in the previous paragraph, either in the registered account maintained by the Company or in the bearer share accounts kept by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the meeting.

Shareholders participating via video-conferencing or other means of telecommunications that allow identification that meets the legal and regulatory requirements shall be deemed present for the calculation of a quorum and a majority in Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the Annual Shareholders’ Meeting, ensuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the meeting or by granting a proxy to their spouse or to another shareholder in order to be represented at an Annual Shareholders’ Meeting. Shareholders may, subject to law and regulation, send in their absentee ballot or proxy either on paper or electronically, up until 3:00 p.m. (Paris time) of the day before the meeting. Transmission methods are set forth by the Board of Directors in the notice of meeting and the notice to attend.

Shareholders sending in their vote within the time limit by means of the form provided by the Company are deemed present or represented.

Absentee ballots and proxies, as well as attendance certificates, may be on electronic media if properly signed as provided by law and regulations. To this end, the ballot may be filled out and signed directly on the Internet site set up by the coordinator of the Shareholders’ Meeting. The electronic signature on the ballot may be affixed (i) by entering an identifying code and password, in accordance with the provisions of the first sentence of the second paragraph of Article 1316-4 of the French Civil Code, or (ii) by any other means permitted by the first sentence of the second paragraph of Article 1316-4 of the French Civil Code. The proxy or vote thus cast before the meeting by such electronic means, as well as the receipt given for it, shall be considered irrevocable and legally binding, except for a transfer of shares subject to the notification provisions of Section IV of Article R. 225-85 of the French Commercial Code.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Annual Shareholders’ Meetings

Annual Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the Statutory Auditors, or by any person empowered for this purpose. Meetings are held at the registered offices or any other location indicated in the notice to convene. Unless otherwise provided by law, the notice of meeting is given at least 15 days before the Annual Shareholders’ Meeting; and should a meeting be unable to act for lack of a quorum, the second meeting and, if it happens, the second postponed meeting must be called at least six days in advance in the same manner as for the first notice.

Agenda and Conduct of Annual Shareholders’ Meetings

The agenda of the Shareholders’ Meeting shall appear in the notice to convene and is set by the author of the notice. The Annual Shareholders’ Meeting may only deliberate on the items on the agenda. One or more shareholders representing at least the percentage of capital required by law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of draft resolutions on the agenda.

An attendance sheet is maintained at each meeting containing the information required by law.

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Annual Shareholders’ Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by a director appointed for that purpose by the Board of Directors. Failing that, the Annual Shareholders’ Meeting itself elects a Chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes. The officers shall name a secretary, who does not have to be a shareholder. The mission of the meeting’s officers is to verify, certify and sign the attendance sheet, ensure the proper conduct of debates, settle any incidents occurring during the meeting, check the votes cast and ensure their legality and ensure that minutes of the meeting are drawn up.

The minutes shall be prepared, and copies or excerpts of the deliberations shall be issued and certified as required by law.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are the meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each financial year in order to approve the annual and consolidated financial statements for the year in question or, in case of postponement, within the period established by court order. Its deliberations upon first notice are valid only if the shareholders present, represented or voting by mail represent at least one fifth of the shares entitled to vote. Upon the second notice, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation. Subject to any legal provisions applicable to capital increases made by capitalizing reserves, profits or additional paid-in capital, its deliberations are valid only if the shareholders present, represented or voting by mail represent on the first notice of meeting at least one fourth, and on the second notice, one fifth of the shares entitled to vote. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

21.2.6   Provisions having the effect of delaying, deferring or preventing a change in control

None.

Factors that may have an impact in the event of a public offer, as set out in Article L. 225-100-3 of the French Commercial Code, are covered in Section 21.3.

21.2.7   Declarations of crossing of thresholds (Article 9 of the Bylaws)

In addition to the legal obligation to inform the Company and the AMF when thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, either directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities issued representing shares equal to 0.5% of the capital or voting rights in France Telecom is required, within five trading days from the date of registration of securities that result in reaching or crossing such threshold, to report to France Telecom by registered letter with return receipt, the total number of shares, voting rights and securities giving access to share capital that such individual or entity owns.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at an Annual Shareholders’ Meeting.

21.2.8   Changes in the share capital (Article 7 of the Bylaws)

The share capital may be increased, decreased or amortized in accordance with applicable legal provisions.

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21.3    FACTORS THAT MAY HAVE AN IMPACT IN THE EVENT OF A PUBLIC OFFER

In accordance with Article L. 225-100-3 of the French Commercial Code, to the Company’s knowledge, the following factors may have an impact in the event of a public offer:

Structure of the Company’s Share Capital

The stock-option plans implemented by the Company or assumed by France Telecom (the Wanadoo plans) offer the option holder the choice of prematurely exercising 50 to 100% of the options allotted under these plans in the event of a change of control resulting from a public tender offer or a public tender and exchange offer. The exercise of all options issued would represent around 0.98% of the Company’s share capital at December 31, 2009.

Restrictions in the Bylaws on the exercise of voting rights and on share transfers or contractual provisions brought to the Company’s attention pursuant to Article L. 233-11 of the French Commercial Code

On November 25, 2009, FSI (Fonds stratégique d’investissement) and the State entered into a shareholders’ agreement constituting an action in concert, notice of which was given to the Company and the AMF.

This agreement, entered into for a two-year term, provides for two distinct actions in concert:

•

in respect of voting on resolutions at France Telecom Annual Shareholders’ Meetings: the parties undertake to exchange views and to endeavour to establish if possible a common stance regarding the resolutions, without nevertheless being obliged to reach such an agreement;

•

in the event of planned share transactions and crossing of thresholds, the arrangement provides for (i) a general obligation between the parties to the agreement to provide prior notice of any transaction involving the Company’s shares or voting rights, (ii) an obligation of prior consultation in the event of an intended sale by the parties likely to take place close in time, pursuant to which each party undertakes not to carry out such plans without having, to the extent possible, aligned its analysis regarding the value of France Telecom shares with the other party’s and, where possible, having coordinated the practical details of the sale of said shares, (iii) an obligation of prior consultation in the event either party is carrying out a transaction that would require the concert to publish a declaration of intentions, and (iv) an obligation of prior approval by the other party where the transaction would result in the concert going over a threshold that would trigger a mandatory public offer.

Control mechanisms provided for in any employee shareholding scheme, when rights of control are not exercised by the employees

The regulations governing the Company’s FCPE funds (France Telecom Actions, Orange Success 2007 and FT Leverage 2007) require that voting rights on shares held as fund assets be exercised by the Supervisory Boards. In the absence of an express reference in the regulations for cases in which the supervisory boards must receive the prior opinion of the holders, the Supervisory Boards decide on the tender of shares held as fund assets to buyout or exchange offers, in accordance with Article L. 214-40 of the French Monetary and Financial Code. FCPEs represent about 3.8% of the Company’s share capital.

Powers of the Board of Directors or Management Board, in particular the issuing or buyback of shares

Under the terms of the share buyback program approved by the Annual Shareholders’ Meeting of May 26, 2009, shares may be bought or transferred, including during a public offer provided that it is settled entirely in cash, subject to the conditions and limits, particularly as regards volume and price, set out by regulations in force at the date of the operations in question.

Agreements made by the Company subject to change or termination in the event of a change of control

The shareholders’ agreement governing the relationship between France Telecom and Orascom within Mobinil Telecommunication SAE (a company owning 51% of the share capital in Egyptian Company for Mobile Services (ECMS)), provides that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over these shares. France Telecom nevertheless believes that as of December 31, 2009 this clause was ineffective in light of the arbitration ruling of March 2009 authorizing France Telecom to acquire Orascom's interest in Mobinil. Also See Note 31.4 Commitments in respect of securities to the consolidated financial statements (Section 20.1) and Section 20.5 Significant change in the financial or trading position.

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22  significant contracts

On June 20, 2005, France Telecom put in place an 8 billion euros syndicated credit line to replace the 10 billion euros syndicated credit line agreed on June 22, 2004 (See Note 22.5, Bank loans of the appendix to the consolidated statements).

France Telecom has moreover made significant acquisitions and disposals over the past years (See Note 3 of the appendix to the consolidated statements Main Acquisitions and Disposals and Changes in the Scope of Consolidation).

Other than the contracts mentioned above, France Telecom has not entered into any significant contracts other than the contracts entered into in the normal course of business.

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23  third party information, statements by experts, and declarations of interest

None.

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24  documents on display

All documents provided to shareholders as required by law may be consulted at France Telecom’s registered office at 6 Place d’Alleray, Paris (15th arrondissement).

In addition, France Telecom’s Bylaws are available on the website: www.orange.com.

The consolidated financial statements of France Telecom pertaining to the past three years are also available on this website.

Pursuant to Article 222-7 of the General Regulations of the AMF, France Telecom has prepared a document listing all the items of information published by France Telecom S.A. since March 1, 2009 in compliance with legal and regulatory requirements governing financial instruments, issuers of financial instruments and financial markets. This document is annexed to this Registration Document.

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25  information on holdings

In regard to the companies in which France Telecom holds a fraction of the capital that is likely to have a significant impact on the appraisal of its asset base, financial situation, or income, see Chapter 7 Organizational Chart, Chapter 6 Overview of the Group’s business, and Note 36 Scope of Consolidation of the notes to the consolidated financial statements (Section 20.1).

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26  2010 shareholders’ meeting

26.1

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY
SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 9, 2010

538

26.2

REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS SUBMITTED
TO THE ANNUAL SHAREHOLDERS’ MEETING - FINANCIAL YEAR 2009

545

26.3

STATUTORY AUDITORS’ REPORTS

556

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26.1   DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON JUNE 9, 2010

Resolutions within the competence of the Ordinary Meeting

First resolution

(Approval of the annual financial statements for the financial year ended December 31, 2009)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors as well as the Report of the Statutory Auditors, hereby approves the annual financial statements for the financial year ended December 31, 2009, as presented, as well as the transactions reflected in the annual financial statements and summarized in the reports. The Annual Shareholders’ Meeting determines said year’s loss at (1,416,072,170.02) euros.

The Annual Shareholders’ Meeting gives final discharge to the members of the Board of Directors for the performance of their term of office for the said financial year.

Second resolution

(Approval of the consolidated financial statements for the financial year ended December 31, 2009)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors as well as the report of the Statutory Auditors on the consolidated financial statements, hereby approves the consolidated financial statements for the financial year ended December 31, 2009, as presented, as well as the transactions reflected in the consolidated financial statements and summarized in the reports.

Third resolution

(Allocation of the result for the financial year ended December 31, 2009, as stated in the annual financial statements)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the report of the Statutory Auditors on the annual financial statements:

(i)

notes, considering the year’s loss amounting to (1,416,072,170.02) euros and the “Retained earnings”, amounting (prior to charging the interim dividend provided for in (iii) hereinafter) to 12,034,869,948.95 euros, that the distributable profit stands at 10,618,797,778.93 euros;

(ii)

decides to pay the shareholders a dividend of 1.40 euro per share and to appropriate the balance of the distributable profit to the “Retained earnings” account;

(iii)

formally notes, considering the interim dividend of an amount of 0.60 euro per share paid on September 2, 2009, that the balance of the dividend to be paid amounts to 0.80 euro per share.

The balance of the dividend payable shall be paid on June 17, 2010.

The Annual Shareholders’ Meeting grants full powers to the Board of Directors to determine the total dividend amount, it being noted that shares held by the Company at June 17, 2010 are not entitled to the balance of the dividend, and, in consequence, to determine the amount of the balance of the distributable profit that shall be appropriated to the “Retained earnings” account.

The entire dividend (interim dividend and balance to be paid) is eligible for the 40% tax allowance mentioned in Article 158-3-2° of the French General Tax Code (Code Général des Impôts), benefiting individuals resident in France for tax purposes, unless they opt for the withholding tax (prélèvement libératoire) in accordance with Article 117 quater of the French General Tax Code.

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Dividends paid in respect of the last three years are as follows:

Year	Number of shares (excluding treasury shares)	Dividend per share	Share of dividend eligible for the 40% tax allowance
2006	2,597,251,003	1.20 euros	100%
2007	2,604,398,886	1.30 euros	100%
2008	2,613,555,198	1.40 euros	100%

Fourth resolution

(Approval of the agreement referred to in Article L. 225-38 of the French Commercial Code)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the special report of the Statutory Auditors on the agreements provided for in Article L. 225-38 of the French Commercial Code, approves the agreement dated March 6, 2009 entered into between the French State and the Company relating to the French State’s commitment to opt for partial payment of the dividend in shares of the Company for financial year 2008 and generally takes formal note of the findings of the special report by the Statutory Auditors.

Fifth resolution

(Approval of the agreements referred to in Article L. 225-38 of the French Commercial Code)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the special report of the Statutory Auditors on the agreements provided for in Article L. 225-38 of the French Commercial Code, approves the agreements dated April 30, 2009 entered into with Mrs. Claudie Haigneré and Messrs Bernard Dufau, Didier Lombard, Henri Martre, Marcel Roulet, Henri Serres and Jean Simonin, directors, relating to the commitment to opt for partial payment of the dividend in shares of the Company for financial year 2008 and generally takes formal note of the findings of the special report by the Statutory Auditors.

Sixth resolution

(Approval of supplemental agreement to agreements entered into with Novalis, pursuant to the last paragraph of Article L. 225-42-1 of the French Commercial Code)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report by the Board of Directors and the special report by the Statutory Auditors on the commitments provided for in the last paragraph of Article L. 225-42-1 of the French Commercial Code, approves the supplemental agreements to the agreements entered into between the Novalis Company and the Company relating to the health expenses and death, disability, disablement benefits of the Company’s corporate officers, as described in said reports, of which it takes formal note.

Seventh resolution

(Authorization to be granted to the Board of Directors to purchase or transfer France Telecom shares)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors:

•

terminates with immediate effect, for the unused portion, the authorization granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 26, 2009 in its ninth resolution, to purchase the Company’s shares;

•

authorizes the Board of Directors, pursuant to Articles L. 225-209 et seq. of the French Commercial Code, to buy shares of the Company up to a maximum number of shares representing 10% of the share capital outstanding on the day of this Shareholders’ Meeting, it being specified that when the shares are redeemed to ensure the liquidity of France Telecom’s share under the following conditions, the number of shares used to calculate this 10% limit means the number of shares purchased, less the number of shares resold during the validity of the present authorization:

•

the maximum purchase price shall not exceed 40 euros per share, it being specified that in the event of transactions affecting the share capital in particular by capitalization of reserves, followed by the issue and allocation of free shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly,

•

the maximum amount of funds allocated to the share buyback program is 10,594,839,096 euros,

•

this authorization is valid for a period of eighteen months,

•

the acquisitions carried out by the Company pursuant to this authorization can in no event cause it to hold, directly or indirectly, at any time, more than 10% of the shares comprising the share capital on the considered date,

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•

the acquisition or transfer of these shares can be carried out by any means, in particular on the regulated markets, multilateral trading systems or over-the-counter, including by acquisition or assignment of block shares, by use of derivative securities traded on the regulated markets, multilateral trading system or over-the-counter, in accordance with the law and the regulations applicable on the date of the transactions considered, and at the times so determined by the Board of Directors or by an individual acting by delegation of the Board of Directors.

These share buybacks may be carried out with a view to any allocation permitted by law, the objectives of this share redemption program being:

(i)

To comply with obligations related:

a.

to stock option plans and other allocations of shares for the employees of the Company or affiliates and notably to allocate shares to employees of the France Telecom Group, in particular as part of (i) the Company’s profit sharing scheme, (ii) any purchase, option or free share allocation plan (including any assignment of shares provided for under Article L. 3332-24 of the French Labour Code - Code du Travail) for the benefit of the employees and corporate officers or some of them, including former holders of stock options for Wanadoo shares under the conditions provided in the second resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of September 1, 2004, or (iii) liquidity contracts signed between France Telecom and the holders of Orange shares or stock options, as well as to carry out all hedging relating to these transactions;

b.

to securities giving access to shares of the Company, (including to carry out all hedging as a result of the obligations of France Telecom related to these securities), including to the securities subscribed for by employees or former employees of France Telecom Group (such as, in particular, option-based liquidity instruments);

(ii)

to ensure the liquidity of the France Telecom share by a financial services intermediary (prestataire de services d’investissement) pursuant to a liquidity contract compliant with the Code of ethics approved by the French stock market authority (“AMF”, Autorité des Marchés Financiers);

(iii)

to keep shares for subsequent exchange or payment as part of possible external growth transactions;

(iv)

to reduce the capital of the Company in accordance with the fifteenth resolution of this Shareholders’ Meeting, subject to its adoption;

(v)

to implement any market practice that may be approved by law or by the AMF.

The Board of Directors will inform the shareholders at each annual Shareholders’ Meeting of the transactions carried out under this resolution, in accordance with Article L. 225-211 of the French Commercial Code.

The Shareholders’ Meeting grants full authority to the Board of Directors, with the right to delegate, to decide and implement the present authorization, to clarify, if necessary, its terms and to decide details, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares acquired for the different objectives sought, and make all declarations to all organizations, and generally, do whatever is necessary.

Eighth resolution

(Appointment of Mr Stéphane Richard as director)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, appoints, on a motion by the Board of Directors and in accordance with the terms provided for in Article 13 of the By-laws, Mr Stéphane Richard as director, for a four-year period expiring at the close of the meeting of the Annual Shareholders’ Meeting approving the financial statements of the financial year ended on December 31, 2013.

Ninth and tenth resolutions

(Election of the director representing the employee shareholders)

Warning: in accordance with Article 13.3 of the Company’s By-laws, only one out of the two candidates for the office of director representing employee shareholders may be elected by this Annual Shareholders’ Meeting. Each candidacy must be the subject matter of a special resolution. Only the candidate that has obtained, in addition to the required majority, the greatest number of votes shall be elected.

Ninth resolution

(Election of Mr Marc Maouche as director representing the employee shareholders)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors, elects, as director representing the employee shareholders, Mr Marc Maouche, whose substitute shall be Mr Jean-Luc Burgain, candidates of the company mutual fund “France Telecom Actions” and the company mutual fund “Orange Success 2007”, for a four-year period expiring at the close of the meeting of the Annual Shareholders’ Meeting approving the financial statement of the financial year ended on December 31, 2013.

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Tenth resolution

(Election of Mr Jean-Pierre Borderieux as director representing the employee shareholders)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors, elects, as director representing the employee shareholders, Mr Jean-Pierre Borderieux, whose substitute is Mr Philippe Guillou, candidates of the company mutual fund “Evolutis”, for a four-year period expiring at the close of the meeting of the Annual Shareholders’ Meeting approving the financial statement of the financial year ended on December 31, 2013.

Resolutions within the competence of the Extraordinary Meeting

Eleventh resolution

(Delegation of powers of attorney to the Board of Directors to issue shares reserved for persons signing a liquidity contract with the Company in their capacity as holders of shares or stock options of Orange S.A.)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and acting pursuant to Article L. 225-138 of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary Meeting on May 26, 2009 in its sixteenth resolution;

•

delegates to the Board of Directors for a period of 18 months as of the day of this Annual Shareholders’ Meeting, the powers needed to carry out, on one or more occasions, in the proportion and at the times it shall so determine, the issuance of the Company’s shares which may be subscribed either in cash or by offsetting of debts;

•

decides to cancel the preferential subscription right of shareholders to these shares and to reserve the right to subscribe for the shares to holders of stock options or shares of Orange S.A. that signed a liquidity contract with the Company.

The maximum nominal amount of the capital increase resulting from all issuances carried out pursuant to this delegation is set at 70,000,000 euros, without taking into account the adjustments that may be carried out to protect the interests of persons signing liquidity contracts, in accordance with legal and regulatory provisions as well as with applicable contractual terms. The amount of the capital increases realized pursuant to the present resolution will be charged against the maximum set by the eighteenth resolution adopted by the Annual Shareholders’ Meeting of May 26, 2009.

The subscription price will be equal to the average prices recorded for France Telecom shares on the Euronext Paris Market over twenty consecutive trading days, chosen from among the last forty-five trading days preceding the decision by the Board of Directors to issue new shares, or, if applicable, by the Chief Executive Officer or the acting Chief Executive Officer(s) by delegation, after amendment, if needed, of this average to take into account the difference in the date from which the shares bear right to dividends.

The Board of Directors will prepare the list of beneficiaries based on the list of holders of stock options or shares of Orange S.A. that have signed a liquidity contract, and will decide on the characteristics, amount and terms and conditions of any issuance as well as the terms for the shares issued to be fully paid-up. In particular, the Board will determine the number of shares to be issued for the benefit of each beneficiary, the subscription price of said shares as well as the price and reference period of France Telecom shares in accordance with the terms and conditions fixed by this resolution, and will decide on the date from which the shares bear right to dividends.

The Annual Shareholders’ Meeting hereby decides that the Board of Directors will have full authority to implement this resolution for this purpose, in particular, to proceed with the aforementioned issues leading to the capital increase, record the completion thereof, collect the subscriptions of the new shares, enter into all agreements, adopt all measures and carry out all formalities needed for the implementation of this resolution, amend the By-laws accordingly.

The Board of Directors may, within the limits it will have set beforehand, delegate to the Chief Executive Officer or, in agreement with him/her, to one or more Directeurs Général Délégué (CEO Delegates), the powers granted to it under this resolution.

Twelfth resolution

(Delegation of powers of attorney to the Board of Directors to proceed with the free issuance of option-based liquidity instruments reserved for those holders of stock options of Orange S.A. that have signed a liquidity contract with the Company)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors and acting pursuant to Article L. 225-138 of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the combined Shareholders’ Meeting on May 26, 2009 in its seventeenth resolution;

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delegates to the Board of Directors for a period of 18 months as of the day of this meeting, the powers necessary, on one or more occasions, in the proportion and at the times it shall so determine, to proceed with the free issuance and allocation of option-based liquidity instruments (instruments de liquidité sur options - “ILO”) comprised of warrants that may be exercised in cash and/or new shares and/or existing shares of the Company and for which the Company’s shares shall be fully paid-up, if applicable, by offsetting of debts;

•

decides to cancel the preferential subscription rights to said ILO in favor of the holders of stock options of Orange S.A. that have signed a liquidity contract with the Company.

The maximum nominal amount of the capital increase resulting from all the issues that can be carried out pursuant to this delegation is set at 1,000,000 euros, without taking into account the adjustments that may be carried out to protect the interests of ILO holders in accordance with the legal and regulatory provisions as well as the applicable contractual terms. The amount of the capital increases realized pursuant to this resolution will be charged against the maximum set by the eighteenth resolution adopted by the Annual Shareholders’ Meeting of May 26, 2009.

The subscription price of the shares issued upon exercising the ILOs will be equal to the average price fixed for France Telecom shares on the Euronext Paris Market over twenty consecutive trading days prior to the date for filing the notification for exercising the ILOs, after adjustment, if needed, of this average to take into account the difference in the date from which they bear right to dividends.

The Board of Directors will prepare the list of beneficiaries based on the list of holders of stock options or shares of Orange S.A. who have signed a liquidity contract and will determine the number of ILOs to be issued for the benefit of each beneficiary and will, in accordance with the terms of this resolution, decide on the characteristics, amount and terms and conditions of any ILO issue.

The Annual Shareholders’ Meeting hereby decides that the Board of Directors will have full powers to implement this resolution, in particular to proceed with the aforementioned issues, record the completion thereof, for this purpose, enter into all agreements and amend the By-laws accordingly.

The Board of Directors may, within the limits it will have fixed beforehand, delegate to the Chief Executive Officer or, in agreement with him/her, to one or more Directeurs Général Délégué (CEO Delegates), the authority granted to it under this resolution.

Thirteenth resolution

(Authorization given to the Board of Directors to grant subscription and/or purchase options to the Company’s shares)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the special report of the Statutory Auditors:

•

terminates, with immediate effect, for the unused portion, the authorization given by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2007 in its twentieth resolution;

•

authorizes, in accordance with Articles L. 225-177 et seq. of the French Commercial Code, the Board of Directors to grant, on one or more occasions, subscription or purchase options to the Company’s shares in accordance with the terms hereinafter.

The beneficiaries must be employees or corporate officers (within the meaning of Article L. 225-185 (4) of the French Commercial Code) of the Company or companies or consortiums affiliated to it within the meaning of Article L. 225-180 of the French Commercial Code. The Board of Directors may grant options to all or some of said persons.

Said authorization is granted for a 38-month period as from the date of this Annual Shareholders’ Meeting.

Each option shall grant entitlement to the subscription or purchase of a new (subscription option) or existing (purchase option) share, as the case may be.

The total number of stock options that may be granted under this resolution may not grant entitlement to the subscription or purchase of a number of shares representing, on the date of allocation, more than 1% of the Company’s capital on the date of this Shareholders’ Meeting.

The shares that may be obtained by exercising the share purchase options granted under this resolution must be bought by the Company either under Article L. 225-208 of the French Commercial Code or, where applicable, under the share buyback program authorized under the seventh resolution submitted to this Annual Shareholders’ Meeting under Article L. 225-209 of the French Commercial Code or any previously or subsequently applicable share buyback program.

The exercise price of ordinary share subscription or purchase options may not be less than the average of the prices recorded for France Telecom shares on the Euronext Paris market over the twenty trading sessions prior to the date on which the options are granted. No option may be granted less than twenty trading sessions after a coupon granting a right to a dividend or a capital increase has been separated from the shares. Moreover, for purchase options, the exercise price must comply with the provisions of Article L. 225-179 (2) of the French Commercial Code.

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The stock options granted must be exercised within a 10-year period as from the date on which they are granted by the Board of Directors.

The Annual Shareholders’ Meeting takes formal note and decides, as need be, that this authorization shall entail, in favor of the beneficiaries of subscription options, express waiver by the shareholders of their preferential subscription right to the shares issued as and when said options are exercised.

The Annual Shareholders’ Meeting grants all powers to the Board of Directors, which may, in particular, be assisted by a committee comprised of members of its choosing, for the purpose of, within the limits provided above:

•

setting the terms of performance related to the granting of options;

•

setting, in accordance with the legal terms and limits, the dates at which the options shall be granted;

•

determining the list of beneficiaries of options, the number of options allocated to each of them, the terms and conditions of allocation and of exercise of options;

•

setting the terms of exercise of options and, in particular, limiting, restricting or prohibiting (a) the exercise of options or (b) the transfer of shares obtained by exercising options during certain periods or as from certain events; its decision may (i) relate to all or some of the options and (ii) concern all or some of the beneficiaries;

•

approving, for corporate officers, in accordance with the two last sentences of the fourth paragraph of Article L. 225-185 of the French Commercial Code;

•

deciding on the terms in which the prices and/or the number of shares to be subscribed or to be bought shall be adjusted in the cases provided for by law;

•

generally, with the right to sub-delegate in accordance with the terms provided for by law, entering into agreements, drawing up all documents, recording the capital increases following exercise of options, amending, where applicable, the By-laws accordingly, carrying out all formalities and making all representations to all bodies and carrying out anything otherwise necessary.

The Board of Directors shall inform the Annual Shareholders’ Meeting each year of operations carried out under this resolution.

Fourteenth resolution

(Delegation of authority to the Board of Directors to proceed with capital increases reserved for members of savings plans)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and deciding pursuant to Articles L. 225-129-6, L. 225-138 I and II, and L. 225-138-1 of the French Commercial Code and Articles L. 3332-18 et seq. of the French Labour Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 26, 2009 in its twenty-second resolution; and

•

delegates to the Board of Directors for a 26 month period as from the date of this Annual Shareholders’ Meeting, its power to decide on a capital increase, on one or more occasions, by the issuance of shares or securities that may be converted into new or existing shares of the Company reserved for members of one or more company savings schemes (or members of any other scheme for which Article L. 3332-18 of the French Labour Code allows a capital increase to be reserved in accordance with like terms) set up within the Company or the France Telecom group, which is formed for the requirements of this resolution by the Company and French or foreign companies consolidated in the Company’s financial statements under Articles L. 3344-1 and L. 3344-2 of the Labour Code and;

•

decides that the Board of Directors may provide, within the limits of the applicable laws and regulations, for the free allocation of new or existing shares or securities that may be converted to new or existing shares of the Company under the employer’s contribution or, where applicable, the discount.

The maximum nominal amount of an immediate or future capital increase of France Telecom resulting from all issuances carried out pursuant to this delegation is set at 500 million euros. This maximum is set without taking into account the nominal value of the shares of the Company to be issued, for adjustments made in order to protect the holders of rights attached to the securities giving access to the shares.

The maximum nominal amount of the capital increase of France Telecom resulting from all issuances carried out pursuant to this delegation by capitalization of reserves, profits or premiums under the conditions and up to the limits set forth in the articles of the aforementioned French Labour Code, is also set at 500 million euros. This maximum is set without taking into account the nominal value of the Company’s shares to be issued, for adjustments made in order to protect the holders of rights attached to the securities giving access to the shares.

The Annual Shareholders’ Meeting decides to cancel the preferential subscription rights of the shareholders to the shares or securities giving access to the shares to be issued pursuant to this delegation in favor of the aforementioned beneficiaries and to waive any right to the shares or other securities allocated freely pursuant to this delegation.

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The Annual Shareholders’ Meeting decides:

•

that the subscription price of the new shares shall be equal to the average of the share prices listed during the twenty trading sessions preceding the day of the decision establishing the opening date of the subscriptions, reduced by the maximum discount provided for by law on the day the Board of the Directors makes its decision; it being specified that the Board of Directors can reduce this discount if it so deems appropriate, in particular in the event of an offer to the members of a corporate savings plan on the international market and/or abroad in order to meet the requirements of the applicable local laws. The Board of Directors may also substitute all or part of the discount by allocating shares or other securities pursuant to the provisions below;

•

that the Board of Directors, within the limits of applicable laws and regulations, may provide for the free allocation of shares or securities giving access to existing shares.

The Board of Directors shall have full powers for the purpose of implementing this resolution and in particular to:

•

determine the characteristics, amount and terms of each issuance or free allocation of securities;

determine that the issuances may be made directly in favor of the beneficiaries or through the intermediary of employee saving UCITS (OPCVM, organismes de placement collectif en valeurs mobilières) or like bodies;

•

decide, under legal conditions, the list of companies or groups whose employees and former employees may subscribe for the shares or securities issued, and if applicable, receive shares or securities freely allocated;

•

determine the nature and terms and conditions of the capital increase, as well as the terms of issuance or free allocation;

•

set the terms of seniority that must be complied with by the beneficiaries of new shares or securities concerned by each free allocation;

•

acknowledge the completion of the capital increase;

•

determine, if applicable, the nature of securities allocated freely, as well as the terms and conditions of such allocation;

•

determine, if applicable, the amount of the sums to be capitalized up to the limit set above, the equity capital account(s) from which they are drawn as well as the date from which the shares thus issued bear right to dividends;

•

if it deems appropriate, charge the costs for the capital increases against the amount of premiums related to these increases and take from this amount the amounts required to bring the statutory reserve to one tenth of the new share capital after each increase; and

•

take all measures to complete the capital increases, carry out the formalities as a consequence thereof, in particular those relating to listing of the securities issued, and amend the By-laws in relation to these capital increases accordingly, and generally do whatever is necessary.

The Board of Directors may, within the limits it will have set beforehand, delegate to the Chief Executive Officer or, in agreement with him/her, to one or more Directeurs Général Délégués (CEO Delegates), the power granted to it under this resolution.

Fifteenth resolution

(Authorization to the Board of Directors to reduce the share capital through the cancellation of shares)

The Annual Shareholders’ Meeting, deciding under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and deciding pursuant to Article L. 225-209 of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 26, 2009 in its twenty-third resolution;

•

delegates to the Board of Directors full powers for the purpose of canceling, on one or more occasions, up to a maximum of 10% of the Company’s share capital by periods of 24 months, all or part of the France Telecom shares acquired as part of the authorized share buyback programs in the seventh resolution submitted to this Shareholders’ Meeting, or as part of share buyback programs authorized before or after the date of this Shareholders’ Meeting;

•

decides that the surplus of the purchase price of the shares over their nominal value will be charged to the “Share Premiums” account or to any account of available reserves, including the statutory reserve, within is the limit 10% of the capital reduction carried out;

•

delegates full powers to the Board of Directors, with the right of delegation in accordance with the law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging, as well as to amend the By-laws accordingly;

•

sets the term of this authorization at 18 months as of the date of this Annual Shareholders’ Meeting.

Sixteenth resolution

(Powers for formalities)

The Annual Shareholders’ Meeting confers full powers on the bearer of the original, copy or extract of the minutes of this Annual Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided by under current law.

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26.2   REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS SUBMITTED TO THE ANNUAL SHAREHOLDERS’ MEETING - FINANCIAL YEAR 2009

Presentation of the ordinary resolutions to be submitted to the Annual Shareholders’ Meeting

First and second resolutions

Approval of the corporate and consolidated financial statements

Under the terms of the first and second resolutions, it is proposed that the Annual Shareholders’ Meeting approve the financial statements of France Telecom as well as the consolidated financial statements of the Group at December 31, 2009.

Third resolution

Allocation of income and approval of dividend amount

This resolution covers the allocation of the income for the year ended December 31, 2009 and payment of the dividend.

It is proposed that the Annual Shareholders’ Meeting note that the distributable profit amounts to 10,618,797,778.93 euros. This amount corresponds to the amount of retained earnings prior to charging of the interim dividend paid in September 2009 (i.e. 12,034,869,948.95 euros), less the amount of the year’s loss (i.e. 1,416,072,170.02 euros).

It is then proposed that the Annual Shareholders’ Meeting decide to pay shareholders 1.40 euros per share as dividend.

Considering the interim dividend of 0.60 euro euros per share paid in September 2009, the balance to be distributed would amount to 0.80 euros per share.

The balance of the dividend to be distributed would be paid on June 17, 2010 to shareholders entitled to the dividend, i.e. to those who hold France Telecom shares entitled to a dividend for 2009, on the cut off date of the dividend (for France, said date is three business days prior to the date of payment).

Based on the number of shares granting entitlement to a dividend recorded at December 31, 2009, the total amount of the balance of the dividend would amount to 2,117,333,550.40 euros.

The Annual Shareholders’ Meeting would grant all powers to the Board of Directors, based on the information above, to determine the overall amount of the dividend, the balance of the distributable profit and, in consequence, the amount to be posted to the “retained earnings” account.

It is specified that the dividends distributed over the previous three years (granting a right to a 40% allowance under the French Tax Code) were as follows:

Financial year	Number of shares	Dividend per share	Portion of the dividend eligible for the 40% allowance
2006	2,597,251,003	€1.20	100%
2007	2,604,398,886	€1.30	100%
2008	2,613,555,198	€1.40	100%

The Company’s shares held by the Company do not bear rights to a dividend.

Lastly, it is specified for 2009 (as for earlier years) that the Company did not have “extravagant” expenditure or expenses provided for in Article 39-4 of the French Tax Code.

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Fourth to sixth resolutions

Approval of the agreements provided for under Articles L. 225-38 et seq. of the French Commercial Code

During financial year 2009, the agreements hereinafter, within the scope of Article L. 225-38 et seq. of the French Commercial Code were entered into:

•

commitment by the French Government on March 6, 2009 to opt for the partial payment of the balance of the dividend for financial year 2008 in shares, provided that the Annual Shareholders’ Meeting adopts said option (3rd resolution of the Annual Shareholders’ Meeting of May 26, 2009);

•

commitment by certain directors on April 30, 2009 to opt for the partial payment of the balance of the dividend for 2008 in shares, provided again that the Annual Shareholders’ Meeting adopts said option;

The directors in question are Claudie Haigneré, Bernard Dufau, Didier Lombard, Henri Martre, Marcel Roulet, Henri Serres and Jean Simonin;

•

commitment in favor of Mr Stéphane Richard made by the Board of Directors at its meeting of December 2, 2009 pursuant to Article L. 225-42-1 of the French Commercial Code, under which the Board of Directors may decide to grant Mr Stéphane Richard an indemnity in the event his corporate office is terminated, subject to achievement of the performance criteria set by the Board of Directors. Said commitment, in accordance with the current regulations, was published on the Company’s website.

Mr Stéphane Richard waived the benefit of said commitment at the Board of Directors’ meeting held on March 24, 2010. Therefore, said commitment has lapsed and is not the subject matter of a special resolution put to your Meeting.

During said same Board of Directors’ meeting, Mr Didier Lombard also waived the benefit of the commitment made in his favor in the event of early departure, as approved by the Annual Shareholders’ Meeting of May 27, 2008 (fifth resolution). Thus, said commitment has also lapsed and no longer appears on the list mentioned hereinafter.

Thus, the agreements entered earlier (already approved by the Annual Shareholders’ Meeting of France Telecom) that continued during the year related to:

•

the take over, by France Telecom on account of the acquisition of its subsidiary Wanadoo S.A., of the regulated agreement entered into by the latter and under the terms of which Wanadoo S.A. stood as guarantor of its subsidiary Freeserve.com, in favor of the Royal Bank of Scotland, in the scope of a lease agreement signed for premises in Leeds;

•

the recognition of the period of activity corresponding to Mr Didier Lombard’s corporate office, when calculating his pension, (Board of Directors of July 26, 2006) upon the re-activation of his employment contract;

Lastly, two supplemental agreements to the agreements in progress with Novalis were signed on January 11, 2010. The purpose thereof is to extend the scope of the France Telecom Group agreements with Novalis relating to health expenses, on the one hand, and death, disability, disablement cover, on the other hand, to the corporate officers. Thus, to date, Mr Didier Lombard and Mr Stéphane Richard are concerned by said extension.

Said supplemental agreements are within the scope of the agreements provided for in the last paragraph of Article L. 225-42-1 of the French Commercial Code.

Although signed in 2010, the Board of Directors, for full information of the shareholders, wish to present said agreements for their approval as from the Annual Shareholders’ Meeting that is to approve the 2009 financial statements.

All said agreements were the subject of a special report by the Statutory Auditors’ sent to the Annual Shareholders’ Meeting.

The directors respectively concerned by the above resolution shall not take part in the vote.

Seventh resolution

Authorization to be granted to the Board of Directors to buy or transfer France Telecom shares

The Board of Directors puts a resolution to the Annual Shareholders’ Meeting to enable France Telecom to buy back its own shares, to keep them or to transfer them in accordance with the terms hereinafter:

•

the number of shares bought during the buyback program authorized by your Annual Shareholders’ Meeting may not exceed 10% of the Company’s capital (as existing on the date of your Annual Shareholders’ Meeting);

•

the maximum purchase price should not exceed 40 euros per share. It is specified that said price should be adjusted in the event of transactions in the share capital, in particular, by the capitalization of reserves and/or stock splits or reverse stock splits;

•

the maximum amount of funds for the buyback program would be set at 10,594,839,096 euros;

•

said authorization would be valid for an eighteen-month period as from your Annual Shareholders’ Meeting;

•

the shares could be acquired or transferred by all means, including by acquisition or assignment of block shares and by using derivatives;

•

the shares may be acquired at the times that the Board of Directors or the individual acting on delegation from the Board of Directors would determine.

The goals of said buyback programs are detailed in the seventh resolution.

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In particular, the purpose of the buyback program would be (i) to enable the Company to cover its obligations relating to debt securities giving access to share capital or to stock option programs or any other type of share allocation to employees, (ii) to ensure the liquidity of the France Telecom share under a liquidity contract with an investment service provider (iii) to have shares to deliver in exchange or in payment for external growth transactions and (iv) to reduce the Company’s share capital.

As the proposed resolution does not provide for the right to use the share buyback program in the event of a public offer in relation to the Company’s shares under 232-15 of the General Regulations of the Autorité des marchés financiers, the Company cannot continue said program if such a case occurs.

Moreover, when the shares are repurchased to encourage liquidity, under said program, the number of shares taken into account for the 10% calculation is the number of shares bought after deduction of the number of shares resold during the term of the authorization.

The Board of Directors would inform the shareholders, in its annual report, of share purchases, transfers or cancellations and of the appropriation and, where applicable, re-appropriation of the shares acquired to the various goals pursued.

The Annual Shareholders’ Meeting would grant all powers to the Board of Directors, with right of delegation, notably in order to implement said delegation and to determine the terms and conditions thereof.

The adoption of this resolution would terminate the authorization granted to buyback shares in the ninth resolution of the Combined Ordinary and Extraordinary Annual Shareholders’ Meeting of May 26, 2009.

Eighth resolution

Appointment of Mr Stéphane Richard as director

The Board of Directors, in this resolution, proposes that you appoint Mr Stéphane Richard as a new director following his appointment as Chief Executive Officer of the Company since March 1, 2010. Said appointment would be made in accordance with the terms provided for in Article 13 of the Bylaws, for a four year period expiring at the close of the Annual Shareholders’ Meeting that approves the financial statements of the year ended on December 31, 2013, i.e. in 2014.

Stéphane Richard, 48, who joined the France Telecom Group in September 2009, was appointed Deputy CEO with responsibility for French Operations on October 5, 2009. He became a corporate officer as Deputy CEO as from January 1, 2010 and CEO of France Telecom as from March 1, 2010. Heretofore and since 2007, Stéphane Richard was principal private secretary of the Minister for Economy, Industry and Employment. Between 1992 and 2003, he acted as assistant to the financial director of Compagnie Générale des Eaux, CEO of the Compagnie Immobilière Phénix, Chairman of CGIS (Compagnie Générale d’Immobilier et de Services) which has become Nexity. In 2003, he became the Deputy CEO of Veolia Environnement and CEO of Veolia Transport. From 2003 to 2007, he was a director of France Telecom. Stéphane Richard is a graduate of l’Ecole des Hautes Etudes Commerciales (HEC) and of l’Ecole Nationale d’Administration (ENA).

Mr Stéphane Richard held 52,039 of the Company’s shares on the date this report was drawn up.

Ninth and tenth resolutions

Election of the director representing the employee shareholders

As the term of office of Mr Stéphane Tierce, director representing the employee shareholders elected by the Annual Shareholders’ Meeting of April 22, 2005, has expired, his successor should be appointed.

Pursuant to Articles L. 225-23 and L. 225-102 of the French Commercial Code, Article 13.3 of the Bylaws and regulations of the relevant company mutual funds, the candidates to this office (principal and substitute) were appointed within each of the Supervisory Boards of the company mutual funds holding France Telecom shares.

At the close of said appointment procedure, two candidates, representing the three mutual funds in question: France Telecom Actions, Orange Success 2007 and Evolutis, were put to a vote by your Annual Shareholders’ Meeting.

Each candidacy shall be accompanied by the candidacy of a substitute called to act as elected director in the event of a vacancy of the principal’s position.

The following candidates are thus proposed:

•

Mr Marc Maouche whose substitute shall be Mr Jean-Luc Burgain;

•

Mr Jean-Pierre Borderieux whose substitute shall be Mr Philippe Guillou.

Jean Pierre Borderieux, 52, is responsible for the matter of remuneration/compensation within a trade union federation. He has been a member of the Supervisory Board of a company mutual fund (FCPE) “Evolutis” since its creation and he also participates in the Supervisory Board of the FCPE “France Telecom Actions”, “Orange Success 2007” and of the group pension saving scheme (PERCO).

Following a university education as a senior scientist, completed by a program of the l’Institut National des Télécommunications, Jean Pierre Borderieux was a secondary level teacher then coordinator of an investment network for La Poste’s financial products. He joined France Telecom in 1986, as a technical executive, following which he carried out various duties, including that of manager of the professional market and manager of human resources. Jean Pierre Borderieux holds 1,053 France Telecom shares directly or via the mutual funds of the Group.

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Jean Luc Burgain, 55, has been an executive at France Telecom since 1979. He has been responsible for public relations and for internal and external communication of the various entities of the Direction Territoriale Est for ten years.

Since 2005, he has been an official representative with a trade organization and member in said respect of the Supervisory Boards of the company savings plan (PEG) and the group pension mutual fund (PERCO). He is Chairman of the Supervisory Board of the company mutual fund (FCPE) “Equilibris” and moreover member representing shareholders on the Supervisory Board of the multi company mutual fund (FCPE) “Fongépargne Insertion emploi Dynamique Solidaire” (fund proposed in the PERCO). Auditor of the l’IHEDN and Officer of the national order of merit. Jean Luc Burgain holds 3,340 France Telecom shares directly or via the mutual funds of the Group.

Philippe Guillou, 56, has been an employee of France Telecom for 20 years. He works at the l’Agence Entreprise Sud Ouest Méditerranée in Toulouse where he carries out various commercial or administrative duties. He has already worked as a sales engineer in several IT companies (Unisys, Digital Equipment). He is a member of several Supervisory Boards of company mutual funds (FCPE) of France Telecom and was chairman of an investment club during his studies. Philippe Guillou holds 2,435 France Telecom shares directly or via mutual funds of the Group.

Marc Maouche, 45, has 24 years’ experience with France Telecom, which gives him in-depth knowledge of the Group. He has chaired the Supervisory Boards of company mutual funds (FCPE) “France Telecom Actions” and “Orange Success” for six years. In addition to his national and European trade union commitment in the world of telecommunications, he has been a member of the Conseil Supérieur de la Participation and is vice chairman of l’AFTAS (Association France Telecom des Actionnaires Salariés) since its creation in 1996. Marc Maouche holds 1,796 France Telecom shares directly or via mutual funds of the Group.

Minutes mentioning the number of votes obtained by each of the candidates as well as the list of the validly designated candidates is appended to the notice of meeting and notice to attend this Annual Shareholders’ Meeting published in the French official law gazette (bulletin des annonces légales obligatoires).

The candidate who has obtained the greatest number of votes, in addition to the majority required for the Ordinary Annual Shareholders’ Meeting, i.e. more than 50% of the shareholders present or represented, shall be validly appointed as a director. His term of office shall be four years and his term of office shall end at the close of the Annual Shareholders’ Meeting that approves the financial statements of the year ended on December 31, 2013, i.e. in 2014.

In the event of vacancy for any reason whatsoever, the substitute of the appointed director shall take up office immediately for the non-expired period of his predecessor’s term of office.

Presentation of resolutions to be submitted to the Annual Extraordinary Shareholders’ Meeting

The Annual Shareholders Meeting of May 26, 2009 notably authorized your Board of Directors for an eighteen-month period:

(i)

to issue shares reserved for persons who have entered into a liquidity contract with the Company in their capacity as holders or shares of subscription options of Orange S.A.;

(ii)

to issue, free of charge, option based liquidity instruments reserved to the holders of share subscription options of Orange S.A. who have signed a liquidity contract;

(iii)

to cancel all or part of “France Telecom” shares acquired under share purchase programs set up by your Company and in consequence to reduce the capital.

As said delegations expire on November 25, 2010, your Board of Directors requests that you end them, with immediate effect on the date of your Shareholders’ Meeting, and that you renew them for the same eighteen-month period,

The Annual Shareholders’ Meeting of May 26, 2009 also authorized your Board of Directors to increase the share capital in favor of members of the company savings plan set up within the France Telecom Group or else by free allocation of shares or other securities giving access to capital notably by the capitalization of reserves, profits or premiums, within the limit of a maximum par value of 500 million euros, for a twenty-six-month period.

The legal provisions provide that the delegation in relation to a capital increase reserved for employees must necessarily be submitted to the Annual Shareholders’ Meeting voting on a financial delegation that may entail a capital increase in cash, which is the case for several resolutions put to your Annual Shareholders’ Meeting. In consequence, and although said delegation expires on July 25, 2011, it is proposed that the Annual Shareholders’ Meeting end same, with immediate effect, and renew same for the same period and the same amount.

The Annual Shareholders’ Meeting of May 21, 2007 had granted the Board of Directors authorization to grant subscription and/or purchase options of the Company shares (twentieth resolution). As said delegation expires on July 20, 2010, it should also be renewed. Said resolution was specified, in particular, in order to provide that the Board of Directors should stipulate the performance criteria for the option allottees carrying out the duties of corporate officers.

Moreover, the summary table enclosed in the appendix shows the transactions carried out during 2009 under current delegations.

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Lastly, the shareholders are informed that the Annual Shareholders’ Meeting of May 26, 2009 delegates, in particular, its powers to the Board of Directors to decide on the issue of shares and securities that may be converted to shares of the Company or one of its subsidiaries, with cancellation of the preferential subscription right (twelfth resolution).

The Autorité des marchés financiers, in a recommendation dated July 6, 2009, stated that it considered that the issuances or authorizations to issue without public offer as it ensues from the ordinance of January 22, 2009 and from Article L. 225-136 of the French Commercial Code (capital increase with cancellation of the preferential subscription right by private placement) should be covered by a special resolution insofar as said issuances are meant for a distinct group of beneficiaries (in particular qualified investors) compared to issuances with public offers and came under independent regulations (with a legal ceiling at 20% of transactions without public offer).

The Company took formal note of said recommendation but does not wish to implement it this year insofar as, considering the inter-dependency between the various financial authorizations, this would have entailed changing, as from this year, the entire system of authorizations approved last year for 26 months.

Said recommendation shall be thoroughly examined at the next renewal of the relevant financial resolutions to be put to the Annual Shareholders’ Meeting held in 2011.

Eleventh resolution

Issue of shares reserved to persons having signed a liquidity contract with the Company in their capacity as holders of shares or subscription options of shares of Orange S.A.

You approved, under the Simplified Public Offer of Exchange relating to the Orange securities carried out in 2003, that a proposal be made, at the close of the Offer and incidentally thereto, to holders of subscription options to Orange shares as well as to holders of Orange shares whose shares, resulting from the exercise of options or bought under employee shareholding plans, would be locked-up, to sign a liquidity contract for their Orange shares no longer listed.

There were 37,567,103 Orange options in circulation at December 31, 2009. The exercise of said options could result in the issue of a maximum of 16,568,321 France Telecom shares, which represents a potential dilution of 0.63% of the share capital at December 31, 2009, as recorded on February 24, 2010.

In order to exchange Orange shares for shares newly issued by France Telecom, where applicable, under said liquidity contract, you are requested to renew the delegation granted to the Board of Directors voted each year by your Shareholders’ Meeting since 2005 in order to increase the capital by offsetting receivables. The delegation granted in the sixteenth resolution by the Combined Shareholders’ Meeting of May 26, 2009 would thus be terminated, in this framework, with immediate effect, for the unused portion.

Your Shareholders’ Meeting is empowered to issue said shares for the benefit of a category of persons.

New shares may be subscribed for in cash or by offsetting receivables. In fact, it is provided that the beneficiary that has assigned his Orange shares to France Telecom under the liquidity contract would offset the receivable of the price of said assignment with the subscription price of the new France Telecom shares.

For these reasons we request you:

•

to delegate to the Board of Directors, with right of delegation as provided for by law, for an 18-month period as from the date of your Shareholders’ Meeting, the necessary powers to issue shares of the Company that could be subscribed for either in cash or by offsetting with liquid, due and payable receivables against the Company;

•

to decide to withdraw the shareholders’ preferential subscription rights to the said shares and to reserve the right to subscribe for same to holders of subscription options for shares or shares of Orange S.A. having signed a liquidity contract with the Company.

The maximum par value of capital increases resulting from all issues made under this delegation would be set at 70,000,000 euros, not factoring in adjustments that may be made to protect the interests of the signatories of liquidity contracts in accordance with current laws and regulations and the applicable contractual terms. Such amount would be charged against the maximum amount of 3.5 billion euros set under the eighteenth resolution adopted by the Annual Shareholders’ Meeting of May 26, 2009.

The subscription price would be calculated, the list of beneficiaries would be set and the features, the amount and terms and conditions of any issue as well as the terms and conditions of full payment of shares issued would be determined in accordance with the terms of the sixteenth resolution proposed to your Shareholders’ Meeting.

For these reasons, we request you to approve the eleventh resolution.

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Twelfth resolution

Issue, free of charge, of option-related liquidity instruments reserved for holders of Orange S.A. share subscription options having signed a liquidity contract with the Company

In order to simplify the payment of consideration in cash or in France Telecom shares under the implementation of liquidity contracts described in the previous resolution and under resolutions voted annually by your Shareholders’ Meeting since 2005, the free allocation of option-based liquidity instruments (“ILO”), comprised of warrants exercisable in cash and/or in new and/or existing France Telecom shares was authorized to holders of Orange options having signed a liquidity contract. Said ILO are securities giving access to capital within the meaning of Article L. 228-91 of the French Commercial Code and which, when they are exercised, grant their holders the right to receive cash and/or existing shares and/or new shares, depending on the consideration taken into account by France Telecom. The delegation granted under the seventeenth resolution of the Combined Shareholders’ Meeting of May 26, 2009 would be terminated with immediate effect, in this framework, for the non-used portion.

Today, you are requested to renew the delegation granted to the Board of Directors so as to continue, where applicable, the implementation of option-related liquidity instruments for holders of Orange subscription options not eligible for the initial allocation of 2005, as they had not signed a liquidity contract at said date. It is specified that the amounts to be paid or the number of France Telecom shares to be issued on said account shall not differ from those provided for under the liquidity contracts existing on today’s date, subject to the method of calculating the amount of fractional shares.

For these reasons, we request you:

•

delegate to the Board of Directors, with right of delegation as provided for by law, for an eighteen month period as from the date of your Shareholders’ Meeting, the powers needed to carry out, on one or more occasions, in the proportion and at the times that it would decide, the issue and free allocation of option-related liquidity instruments for which, where applicable, the Company’s shares would be paid up in full by offsetting receivables;

•

decide to cancel preferential subscription rights to said option-related liquidity instruments and to reserve the right to subscribe for same to holders of Orange S.A. share subscription options having entered into a liquidity contract with the Company.

The maximum par value of the capital increase resulting from all issues that may be made under this delegation would be set at 1,000,000 euros, not factoring in adjustments that may be made to protect the interests of the signatories of liquidity contracts in accordance with current laws and regulations and the applicable contractual terms. Said amount would be charged against the maximum amount of 3.5 billion euros set under the eighteenth resolution adopted by the Annual Shareholders’ Meeting of May 26, 2009.

The subscription price of shares issued upon exercise of option-related liquidity instruments would be calculated, the list of allottees would be set and the number of option-related liquidity instruments to be issued to each beneficiary would be determined in accordance with the terms of the twelfth resolution proposed to your Shareholders’ Meeting.

We also ask you to decide that the Board of Directors has all powers to implement this resolution.

For these reasons, we request you to approve the twelfth resolution.

Thirteenth resolution

Allocation of subscription and/or purchase options of the Company’s shares (twentieth resolution)

In the interest of overall consistency in relation to stock options for the entire Group, your Annual Shareholders’ Meeting of September 1, 2004 had authorized the Board of Directors to grant subscription and/or purchase options to the Company’s shares (fifth resolution). Said authorization was renewed by the Annual Shareholders’ Meeting of May 21, 2007 (twentieth resolution). As said resolution soon expires, it is proposed that you adopt a new resolution and thus authorize, in accordance with Article L. 225-177 et seq. of the French Commercial Code, the Board of Directors to grant, on one or more occasions, subscription or purchase options to the Company’s shares in accordance with the terms hereinafter, including, in accordance with the corporate governance code of listed companies, the performance criteria, the determining of which shall be delegated to the Board of Directors.

The beneficiaries must be employees or corporate officers (within the meaning of Article L. 225-185 (4) of the Company or companies or consortiums affiliated to it within the meaning of Article L. 225-180 of the French Commercial Code. The Board of Directors may grant options to all or some of said persons.

Said authorization would be granted for a thirty-eight month period as from the date of your Annual Shareholders’ Meeting.

Each option would grant entitlement to the subscription or purchase of a new or existing share, as the case may be.

The options that may be granted may not grant entitlement to the subscription or purchase of a number of shares representing, on the allocation date, more than 1% of the Company’s capital on the date of your Annual Shareholders’ Meeting.

The Board of Directors shall set the exercise price of options granted under this resolution in accordance with the following terms and conditions:

•

the exercise price may not be less than the average of the prices recorded over the twenty trading sessions prior to the date on which the options are granted. No option may be granted less than twenty trading session after a coupon granting a right to a dividend or a capital increase has been separated from the shares;

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•

the exercise price, for share purchase options, may not be less than the average purchase price of shares held by the Company under Article L. 225-208 of the French Commercial Code or, where applicable, the share buyback program authorized under the seventh resolution put to your Annual Shareholders’ Meeting under Article L. 225-209 of the French Commercial Code or any previously or subsequently applicable share buyback programs.

The options granted must be exercised within a 10-year period as from the date of their allocation by the Board of Directors.

Thus, you are requested to grant all powers to the Board of Directors to implement said authorization, in particular, to set the dates on which the options shall be granted, determine the list of option beneficiaries, the number of options allocated to each of them, the terms and conditions of allocation and exercise of options and to set the terms of exercise of options.

The Board of Directors may be assisted by a committee comprised of members of its choosing.

Lastly, it is provided that the Board of Directors shall inform the Annual Shareholders’ Meeting each year on transactions carried out under the thirteenth resolution.

Fourteenth resolution

Delegation of powers to the Board of Directors to make capital increases reserved for members of the France Telecom Group’s savings plan

The purpose of this resolution is to allow the capital to be increased in favor of members of the France Telecom Group company savings plan by issuing shares to be subscribed for in cash within the limit of a maximum par value of a capital increase (excluding capitalization of reserves, profits or premiums) of 500 million euros, independently of the overall maximum amount of 3.5 billion euros set by the eighteenth resolution of the Annual Shareholders’ Meeting of May 26, 2009, and, where applicable, by the free allocation of shares or other securities giving access to capital, held in portfolio or newly issued and, in said second case, within the limit of a par value of a capital increase by capitalization of reserves, profits or premiums of 500 million euros, independently of the maximum amount of the twentieth resolution of the Annual Shareholders’ Meeting of May 26, 2009. Said delegation would be granted for a 26-month period.

At December 31, 2009, the Company’s employees represented 3.81% of the capital via the group savings plan.

In accordance with the recommendations of the Autorité des marchés financiers (AMF), it is specified that said delegation for the same purpose adopted by the Annual Shareholders’ Meeting of May 26, 2009 was not used.

The table below summarizes the maximum amounts of all financial authorizations above as well as those voted during the Annual Shareholders’ Meeting of May 26, 2009, which are still applicable:

Delegations granted to the Board of Directors voted by the Annual Shareholders’ Meeting of May 26, 2009
Maximum amounts in euros	Issuance of shares and securities (1)			Issuance of shares under a liquidity contract See table hereinafter	Option Based liquidity instruments (ILO) See table hereinafter	Issuance of securities that grant entitlement to the allocation of debt securities 19th resolution	Capital Increase by the capitalization of reserves, profits or premiums 20th resolution	Free allocation of shares 21st resolution	Capital Increase reserved for members of the group savings scheme See table hereinafter
	Without cancellation of the preferential subscription right 11th resolution	With cancellation of the preferential subscription right
		12th and 14th (2) resolution	15th resolution (2)
Maximum nominal amount of the capital increase	2 billion	1.5 billion	1,045,996,494 (10% of the capital)				2 billion	104,599,649 (1% of the capital)
Overall maximum amount 18th resolution	3.5 billion
Overall nominal amount of all debt securities that may be issued	10 billion					7 billion

(1)

The thirteenth resolution provides for the possibility of increasing the number of securities to be issued in the event of a capital increase, with or without cancellation of the Preferential Subscription Right (eleventh and twelfth resolutions), within the limit of 15% at most.

(2)

In the event of use, the total nominal amount of the capital increase would be charged against the maximum amount of 1.5 billion of the twelfth resolution.

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Delegations granted to the Board of Directors voted by the Annual Shareholders’ Meeting
Maximum amounts in euros	Issuance of share under a CDL 11th resolution	Issuance of option based liquidity instruments (ILO) 12th resolution	Allocation of share subscription and/or purchase options 13th resolution	Capital increase reserved for members of the group savings scheme 14th resolution
Maximum nominal amount of the capital increase	70 million	1 million	105,948,390 (1% of the capital)	500 million
Overall maximum amount Annual Shareholders’ Meeting of May 26, 2009	3.5 billion		—	—

Fifteenth resolution

Authorization to cancel the repurchased France Telecom shares

In connection with the seventh resolution submitted to the approval of the Ordinary Shareholders’ Meeting, the proposal is made in the fifteenth resolution, to authorize the Board of Directors over an eighteen month period, as from the date of your Annual Shareholders’ Meeting, to cancel all or part of France Telecom shares acquired under the buyback program authorized by the vote of the seventh resolution submitted to your Shareholders’ Meeting and under buyback programs after your Shareholders’ Meeting and, in consequence, to reduce the capital.

In accordance with the law, the shares may be cancelled only within the limit of 10% of the Company’s share capital per twenty-four month period.

Sixteenth resolution

Powers

It is proposed that the Annual Shareholders’ Meeting grant all powers to a holder of an original, a copy or an extract of the minutes of the Shareholders’ Meeting in view of carrying out all legal or administrative formalities and of carrying out all filings and public disclosures provided for under current law.

Additional reports in the event delegations are used

Applicable rules

If the Board of Directors used the delegations that your Annual Shareholders’ Meeting granted it, it would draw up, where applicable, an additional report or, if such additional report were not required, would inform you thereof in its annual report, as provided for under current laws and regulations, when the delegation is used.

Moreover, upon issuances made under said delegations, the Statutory Auditors shall draw up a report for the Board of Directors as provided for under current laws and regulations when the delegation is used.

Current use

The table attached to this report includes the use that the Board of Directors made of delegations granted for capital increases but also the use made of authorizations in relation to the free allocation of existing shares or subscription and/or purchase options of the Company’s shares to employees and corporate officers during the 2009 financial year.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, following review of the reports drawn up by the Statutory Auditors in accordance with the applicable laws and regulations.

The Board of Directors

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Appendix

Summary table of delegations and authorizations granted to the Board of Directors by the Annual Shareholders’ Meeting - Financial year 2009

Apart from the own shares buyback program specifically referred to in the Registration Document that constitutes a management report, in accordance with Article L. 225-211 paragraph 2, of the French Commercial Code, the table below reports for the 2009 financial year all currently valid authorizations granted to the Board of Directors by the Annual Shareholders’ Meeting, including delegations granted for capital increases required under Article L. 225-100 of the French Commercial Code.

Delegations granted by the Annual Shareholders’ Meeting	Date of the Annual Share- holders’ Meeting that granted the delegation	Term of the Delegation and expiry date	Total amount of the delegation (in euros)	Use made of the Delegation during the year	Balance (in euros)

Financial authorizations subject to the overall limitation of 3.5 billion euros

(maximum nominal value of immediate and/or future capital increases that may be made under said delegations, set by the eighteenth resolution of the Annual Shareholders’ Meeting of May 26, 2009)

Delegation of powers to the Board of Directors to issue shares of the Company and securities giving access to shares of France Telecom or of one of its subsidiaries, with shareholder pre-emptive rights (11th resolution)	May 26, 2009	26 months July 25, 2011	2 billion	—	2 billion
Delegation of powers to the Board of Directors to issue shares of the Company and securities giving access to shares of France Telecom or of one of its subsidiaries, without preferential subscription rights (12th resolution)	May 26, 2009	26 months July 25, 2011	1.5 billion	—	1.5 billion
Authorization granted to the Board of Directors to increase the number of securities to be issued, in the event of a capital increase with or without preferential subscription rights (13th resolution)	May 26, 2009	26 months July 25, 2011	15% of the initial issue	—	15% of the initial issue
Delegation of powers to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company, in the event of an exchange offer initiated by France Telecom. (14th resolution)	May 26, 2009	26 months July 25, 2011	1.5 billion	—	1.5 billion
Authorization granted to the Board of Directors to issue shares and securities giving access to ordinary shares of the Company, in view of compensating contributions in kind granted to France Telecom and comprised of capital securities or securities giving access to capital (15th resolution)	May 26, 2009	26 months July 25, 2011	10% of the capital on the date of the Annual Shareholders’ Meeting, i.e. 1,045, 996,494	—	1,045,996,494
NB: Resolutions nos. 14 and 15 shall be charged to the maximum amount of 1.5 billion set by the twelfth resolution.

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Delegations granted by the Annual Shareholders’ Meeting	Date of the Annual Share- holders’ Meeting that granted the delegation	Term of the Delegation and expiry date	Total amount of the delegation (in euros)	Use made of the Delegation during the year	Balance (in euros)

Financial authorizations subject to the overall limitation of 3.5 billion euros

(maximum nominal value of immediate and/or future capital increases that may be made under said delegations, set by the eighteenth resolution of the Annual Shareholders’ Meeting of May 26, 2009) (Contd.)

Delegation of powers to the Board of Directors to issue shares reserved for persons who have signed a liquidity contract in their capacity as holders of subscription or purchase options of Orang[e] S.A. shares (16th resolution)	May 26, 2009	18 months November 25, 2010	70,000,000	73,147 France Telecom shares were issued during the year resulting in a capital increase of 292,588 euros	69,803,828

NB:

including 24,104 shares to be issued from January 1, to May 26, 2009 based on the previous authorization granted by the Annual Shareholders’ Meeting of May 27, 2008.
The balance mentioned relates to the authorization in progress and takes account of 49,043 shares issued from May 27 to December 31, 2009.
The 73,147 France Telecom shares thus issued were issued following exercise of the option based liquidity instruments allocated in August 2005 based on the 32nd resolution voted by the Annual Shareholders’ Meeting of April 22, 2005. Considering the number of option based liquidity instruments (ILO) outstanding at December 31, 2009, 16,568,321 shares with a nominal value of 4 euros could still be issued.

Delegation of powers to the Board of Directors to issue free option based liquidity instruments reserved for holders of subscription or purchase options of Orange S.A. shares who have signed a liquidity contract with the Company. (17th resolution)	May 26, 2009	18 months November 25, 2010	1,000,000	—	1,000,000
Authorization granted to the Board of Directors to set the issuance price in accordance with the terms and conditions set by the Annual Shareholders’ Meeting in the event of issuance, with cancellation of the preferential subscription right of ordinary shares of the Company or of securities that may be converted to ordinary shares of FT or of one of its subsidiaries. (10th resolution)	May 21, 2007	26 months July 20, 2009	10% of the capital on the date of the Annual Shareholders’ Meeting, i.e. 1,042,669,252 per 12 month period	—	1,042,669,252
NB: said resolution was not renewed by the Annual Shareholders’ Meeting of May 26, 2009 and thus ends on July 20, 2009.
Other financial authorizations
Delegation of powers to the Board of Directors to issue, on one or more occasions, in France or abroad and/or on the international market, securities that grant entitlement to the allocation of debt securities, such as bonds, similar securities, fixed or non-fixed term subordinated securities or any other securities granting, in a same issue, a same right of receivable against France Telecom (19th resolution)	May 26, 2009	26 months July 25, 2011	7 billion	—	7 billion
Delegation of powers to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits or premiums (20th resolution)	May 26, 2009	26 months July 25, 2011	2 billion	—	2 billion

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Delegations granted by the Annual Shareholders’ Meeting	Date of the Annual Share- holders’ Meeting that granted the delegation	Term of the delegation and expiry date	Total amount of the delegation (in euros)	Use made of the Delegation during the year	Balance (in euros)
Other financial authorizations (Contd.)
Delegation of powers to the Board of Directors to make capital increases reserved for members of the France Telecom group savings scheme. (22nd resolution)	May 26, 2009	26 months July 25, 2011	500 million	—	500 million
Authorization granted to the Board of Directors to reduce the capital by canceling ordinary shares. (23rd resolution)	May 26, 2009	18 months November 25, 2010	10% of the capital per 24 month period, i.e. 1,045,996,494 euros	—	1,045,996,494
Delegation granted to the Board of Directors to make a free allocation of the Company’s existing shares (21st resolution)	May 26, 2009	38 months July 25, 2012	1% of the capital on the date of the Annual Shareholders’ Meeting, i.e. 104,599,649 euros		104,599,649

NB:

Pursuant to the twelfth resolution voted by the Annual Shareholders’ Meeting of April 21, 2006, 10,777,722 shares were allocated on April 25, 2007 and 1,808,000 shares were allocated on December 4, 2007 i.e. a total of 12,585,722 shares representing 0.48% of the capital at April 21, 2006.

Authorization granted to the Board of Directors to allocate subscription and/or purchase options to ordinary shares of the Company to employees and corporate officers (20th resolution)	May 21, 2007	38 months July 20, 2010	2% of the capital at May 21, 2007, i.e. 208,533,850.40 euros		2% of the capital at May 21, 2007, i.e. 208,533,850.40 euros

NB:

Under the fifth resolution voted by the Annual Shareholders’ Meeting of September 1, 2004, 10,093,300 share subscription options representing 0.41% of the Company’s capital were allocated on May 21, 2007. At the end of said new allocation and previous plans, the aforementioned delegation was used up to 1.02% of the Company’s capital at September 1, 2004. No option was exercised under this resolution during financial year 2009. The authorization granted on May 21, 2007 has not been used.

Authorization granted to the Board of Directors to record the capital increases made on account of exercise of Wanadoo share subscription options following the takeover of Wanadoo’s commitments with regard to option holders

(2nd resolution)

	September 1, 2004	Term of validity of option plans	Amount of option plans within the limit of 48,000,000 euros	45,269 France Telecom shares were issued following the exercise of options during the year resulting in a capital increase of 181,076 euros	At December 31, 2008, 4,590,667 options were still exercisable granting entitlement to a same number of France Telecom shares with a nominal value of 4 euros

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26.3   STATUTORY AUDITORS’ REPORTS

Fiscal year ended December 31, 2009

Statutory Auditors’ special report on regulated agreements and commitments with third parties

Dear Shareholders,

In our capacity as Statutory Auditors of your Company, we hereby report on regulated agreements and commitments with third parties.

Agreements and commitments authorized during the year

Pursuant to Article L. 225-40 of the French Commercial Code (Code de commerce), we hereby inform you that the following agreements and commitments have received the prior authorization of the Board of Directors.

The terms of our engagement do not require us to identify such agreements and commitments, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements and commitments brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article R. 225-31 of the French Commercial Code, to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

•

With Mr Stéphane Richard, Deputy CEO then Chief Executive Officer since March 1, 2010

Commitment in favor of Mr Stéphane Richard as from January 1, 2010, which became null and void on March 24, 2010

Pursuant to this commitment, should Mr Stéphane Richard’s position as a senior corporate officer have been terminated, the Board of Directors could have decided to grant him, in respect of such termination of his corporate duties, a severance payment representing a maximum amount of 18 months of his compensation, calculated based on his total average gross compensation during the 24 months preceding the date on which the Board of Directors would have voted on this matter.

The Board of Directors at its December 2, 2009 meeting had subordinated the possible granting of this payment to the achievement of the following performance criteria: Mr Stéphane Richard had to attain the objectives set by the Board of Directors for the determination of his variable compensation over the four half-years preceding the date on which the Board of Directors would have voted on this matter.

Mr Stéphane Richard irrevocably waived his right to benefit from this commitment at the Board of Directors’ meeting held on March 24, 2010.

•

Between your Company and the French State

Pursuant to this agreement, authorized by your Board of Directors during its March 3, 2009 meeting, the French State, as a shareholder, made a commitment to the Company, to vote in favor of the third resolution proposed to the Shareholders’ Meeting of May 26, 2009 and to exercise the option in favor of the partial payment of dividends in shares related to fiscal year 2008 and to thereby acquire the corresponding shares.

On June 30, 2009, the French State therefore received 17,410,945 shares, issued at a price of €16.01 per share for a total amount of €278,749,230. The option to receive payment of dividends in shares covers an amount of €0.40 per share.

•

Bewteen your Company and seven of its Directors (Bernard Dufau, Claudie Haignère, Didier Lombard, Henri Martre, Marcel Roulet, Henri Serres and Jean Simonin)

Pursuant to these agreements, authorized by your Board of Directors during its April 28, 2009 meeting, the seven aforementioned directors made a commitment to the Company to exercise the option in favor of the payment of dividends in shares in respect of all of their rights to such dividends and thereby acquire the corresponding shares. The option to receive payment of dividends in shares covers an amount of €0.40 per share.

Agreements and commitments authorized during previous years and having continuing effect during the year

In addition, pursuant to the French Commercial Code, we have been advised that the following agreements and commitments authorized in previous years have had continuing effect during 2009:

•

With Mr Didier Lombard, Chairman and CEO, then Chairman of the Board of Directors since March 1, 2010

Commitment in favor of Mr Didier Lombard, which became null and void on March 24, 2010

Pursuant to this commitment, should Mr Didier Lombard’s position as a senior corporate officer have been terminated, the Board of Directors could have decided to grant him, in respect of such termination of his corporate duties, a severance payment representing a maximum amount of 21 months of his compensation, calculated based on his total average gross compensation during the 24 months preceding the date on which the Board of Directors would have voted on this matter. This amount shall include all payments granted in respect of the possible termination of his employment contract which is currently suspended.

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The Board of Directors had subordinated the possible granting of this payment to the achievement of the following performance criteria: Mr Didier Lombard had to attain the objectives set by the Board of Directors for the determination of his variable compensation over the four half-years preceding the date on which the Board of  would have voted on this payment.

Mr Didier Lombard irrevocably waived his right to benefit from this commitment at the Board of Directors’ meeting held on March 24, 2010.

Method for calculating retirement pension

Pursuant to this agreement, the period of professional activity corresponding to Mr Didier Lombard’s position as a senior corporate officer shall be included to calculate his supplementary “non-standard” retirement pension.

•

Between Wanadoo SA and Freeserve.com

As a result of the absorption of its subsidiary Wanadoo SA, France Telecom SA has assumed and agreed to honor the terms and conditions of the following regulated agreement entered into by Wanadoo SA:

Under the terms of this agreement, Wanadoo acts as guarantor for Freeserve.com, and provides a surety to the Royal Bank of Scotland, in respect of a lease agreement for premises located in Leeds, UK. The commitment agreed to concerns the term of the lease, i.e., 15 years until June 2017. The annual rent guaranteed amounts to £0.273 million, for a remaining commitment estimated at £2.137 million at the end of December 2009.

Agreement not having received prior authorization

We also report to you on the regulated agreement with third parties covered by the provisions of Article L. 225-42 of the French Commercial Code that was brought to our attention by the Chairman of the Board of Directors on March 25, 2010.

Pursuant to Article L. 823-12 of this Code, we would draw your attention to the fact that these agreements were not subject to prior authorization by the Board of Directors.

The terms of our engagement require us to communicate to you, based on information provided to us, the principal terms and conditions of this agreement.

•

Between your Company and its senior corporate officers

This agreement, entered into on January 11, 2010, consists in extending the health, death and disability insurance benefits coverage that applies to all Company employees under the agreement with Novalis, to all senior corporate officers of the Company.

At its March 24, 2010, your Board of Directors decided to authorize this agreement a posteriori, after having analyzed the regulated nature of this agreement in view of the provisions set forth in Article L. 225-42-1 of the French Commercial Code.

We conducted our procedures in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie Nationale des Commissaires aux Comptes) relating to this engagement. Those procedures consisted in verifying the information provided to us with the relevant source documents.

French original signed at Neuilly-sur-Seine and Paris – La Défense,

March 25, 2010

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

2009 REGISTRATION DOCUMENT / FRANCE TELECOM   557

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Combined Shareholders’ Meeting of June 9, 2010

(Eleventh resolution)

Statutory Auditors’ report on the issuance of shares with cancellation of preferential subscription rights, reserved for persons signing a liquidity contract with your Company in their capacity as holders of shares or stock options of Orange S.A.

To the Shareholders,

As Statutory Auditors of your Company and pursuant to the engagement set forth in Articles L. 225-135 et seq. of the French Commercial Code (Code de commerce), we hereby report to you on the proposed issuance of ordinary shares with cancellation of preferential subscription rights, to be subscribed either in cash or by offsetting of debts, reserved for persons signing a liquidity contract with your Company in their capacity as holders of shares or stock options of Orange S.A, a transaction which is subject to adoption by the shareholders.

The maximum nominal capital increase resulting from all issuances carried out pursuant to this delegation is set at €70 million, without taking into account the adjustments that may be carried out to protect the interests of persons signing a liquidity contract; this amount will be charged against the maximum share capital increase pursuant to the 18th resolution, as adopted by Shareholders’ Meeting of May 26, 2009.

Based on its report, your Board of Directors proposes that shareholders delegate to it for a period of 18 months from the date of the Annual Shareholders’ Meeting, the powers needed to carry out this transaction and proposes that you cancel your preferential subscription rights to these shares.

It is the responsibility of the Board of Directors to prepare a report pursuant to Articles R. 225-113 and R. 225-114 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the accounts, regarding the proposed cancellation of your preferential subscription rights, and on certain other information concerning these transactions contained in this report.

We conducted our procedures in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaires aux comptes) relating to this type of engagement. Those standards require that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of these transactions and the terms and conditions applied when determining the price of securities to be issued.

Subject to our future examination of the conditions of the proposed capital increase, we have no matters to report regarding terms and conditions to be applied to determine the price of securities, contained in the Board of Director’s report to be issued as described in the Board of Directors’ report.

Since the issuance price has not been fixed, we cannot express an opinion on the final terms and conditions under which the capital increase would be carried out, and as such, on the proposed cancellation of your preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code, we will issue an additional report when the capital increase is carried out by your Board of Directors.

French original signed at Neuilly-sur-Seine and Paris – La Défense,

on March 25, 2010 by

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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Combined Shareholders’ Meeting of June 9, 2010

(Twelfth resolution)

Statutory Auditors’ report on the free issuance of option-based liquidity instruments, with cancellation of preferential subscription rights, reserved for those holders of stock options of Orange S.A. that have signed a liquidity contract with your Company

To the Shareholders,

As Statutory Auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce), and in particular, Articles L. 225-135 and L. 228-92, we hereby report to you on the proposed free issuance of option-based liquidity instruments (Instruments de Liquidité sur Options – “ILO”), with cancellation of preferential subscription rights, reserved for holders of stock options of Orange S.A. who have signed a liquidity contract with your Company, a transaction which is subject to adoption by shareholders.

The option-based liquidity instruments issued will be comprised of warrants that may be exercised in cash and/or new shares and/or existing shares of the Company that will be fully paid-up, if necessary by offsetting of debts.

The maximum nominal capital increase resulting from all the issues that can be carried out pursuant to this delegation is set at €1.0 million, excluding the adjustments that are likely to be carried out to protect the interests of ILO holders. Capital increases completed pursuant to this resolution will be deducted from the maximum ceiling as set forth in the 18th resolution, as adopted by Shareholders’ Meeting of May 26, 2009.

Based on its report, your Board of Directors proposes that shareholders delegate to it for a period of 18 months from the date of the Annual Shareholders’ Meeting, the powers needed to carry out this transaction and proposes that you cancel your preferential subscription rights to the ILO.

It is the responsibility of the Board of Directors to prepare a report pursuant to Articles R. 225-113, R. 225-114 and R. 225-117 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the accounts, on the proposed cancellation of your preferential subscription rights, and certain other information concerning these transactions, contained in this report.

We conducted our review in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaires aux comptes) relating to this type of engagement. Those standards require that we verify the contents of the Board of Directors’ report in respect of the transactions and the terms and conditions applied when determining the price of equity securities to be issued.

Subject to a subsequent review of the terms and conditions of proposed issuances, we have no matters to report regarding the terms and conditions to be applied when determining the issuance price of equity securities to be issued, as described in the Board of Directors’ report.

Since the issuance price of equity securities has not been fixed, we cannot express an opinion on the final terms and conditions under which the issuance would be carried out, and as such, on the proposed cancellation of your preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code, we will issue an additional report when the issuance is carried out by your Board of Directors.

French original signed at Neuilly-sur-Seine and Paris – La Défense,

on March 25, 2010 by

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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Combined Shareholders’ Meeting of June 9, 2010

(Thirteenth resolution)

Statutory Auditors’ special report on the granting of share subscription and/or purchase options to employees and corporate officers

To the Shareholders,

As Statutory Auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce), and in particular, Articles L. 225-177 and R. 225-144, we hereby report to you on the granting of share subscription and/or purchase options to employees and corporate officers of your Company and of affiliated companies as defined in Article L. 225-180 of the French Commercial Code.

It is the responsibility of the Board of Directors to prepare a report on the reasons for the granting of share subscription and/or purchase options and the proposed terms and conditions for determining the subscription and/or purchase price. Our role is to express an opinion on the proposed terms and conditions for determining the subscription or purchase price.

We performed the procedures we deemed necessary in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaires aux comptes). Those procedures consisted in verifying that the proposed terms and conditions for determining the subscription and/or purchase price are disclosed in the Board of Directors’ report, comply with legal provisions, provide shareholders with explanations and do not appear obviously inappropriate.

We have no comments to make on the proposed terms and conditions.

French originally signed at Neuilly-sur-Seine and Paris – La Défense,

on March 25, 2010 by

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

2009 REGISTRATION DOCUMENT / FRANCE TELECOM   560

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Combined Shareholders’ Meeting of June 9, 2010

(Fourteenth resolution)

Statutory Auditors’ report on the capital increase, with cancellation of preferential subscription rights, reserved for members of the France Telecom Group savings plan

To the Shareholders,

As Statutory Auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce) and particularly, Articles L. 225-135, L. 225-138 and L. 228-92, we hereby report to you on the proposed delegation of powers to the Board of Directors to decide on the issuance of shares or marketable securities conferring access to the Company’s existing shares or shares to be issued, with cancellation of your preferential subscription rights, for a maximum amount of €500 million, reserved for employees and former employees who are members of the France Telecom Group corporate savings plan, including through the free allocation of shares or marketable securities conferring access to the Company’s existing shares existing or shares to be issued, a transaction which is subject to adoption by the shareholders.

In accordance with Articles L. 225-129-6 of the French Commercial Code and L. 3332-18 et seq. of the French Labour Code (Code du travail), this issuance must be approved by the shareholders.

Based on its report, the Board of Directors proposes that shareholders delegate to it for a period of 26 months from the date of the Annual Shareholders’ Meeting, the powers to decide on this transaction, and proposes that you cancel your preferential subscription right to these shares, and to decide, if necessary, the final terms and conditions of the issuance.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225-113, R. 225-114 and R. 225-117 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified extracted from the accounts, on the proposed cancellation of your preferential subscription rights, and certain other information concerning the transaction, contained in the report.

We conducted our review in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaires aux comptes). Those standards require that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of this transaction and the terms and conditions applied when determining the price of equity securities to be issued.

Subject to our future examination of the terms and conditions of the proposed issuance, we have no matters to report regarding the terms and conditions to be applied when determining the price of equity securities to be issued.

Since the issuance price of equity securities has not been fixed, we cannot express an opinion on the final terms and conditions under which the issuance would be carried out, and as such, on the proposed cancellation of your preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code, we will issue an additional report, when necessary, when these powers are exercised by your Board of Directors.

French original signed at Neuilly-sur-Seine and Paris – La Défense,

on March 25, 2010 by

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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Combined Shareholders’ Meeting of June 9, 2010

(Fifteenth resolution)

Statutory Auditors’ report on the share capital decrease through the cancellation of shares purchased by the Company

To the Shareholders,

As Statutory Auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce) and notably Article L. 225-209, paragraph. 7 on share capital decreases through cancellation of shares purchased, we have prepared this report which is intended to inform you of our assessment of the reasons for and the terms and conditions of the proposed capital decrease.

We have conducted our review in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaires aux comptes) relating to this type of engagement. Those standards require us to verify if the reasons for and the terms and conditions underlying the capital decrease are regular.

The transaction involves the purchase by your Company of its own shares, up to a maximum of 10% of the Company’s share capital, pursuant to the terms and conditions set forth in Article L. 225-209 of the French Commercial Code. This authorization to purchase shares is subject to your approval at the Annual Shareholders’ Meeting, and would be granted for a period of 18 months from the date of the Annual Shareholders’ Meeting.

Your Board of Directors proposes that shareholders delegate to it for a period of 18 months from the date of the Annual Shareholders’ meeting, full powers for the purpose of cancelling shares acquired by your Company, up to a maximum of 10% of the Company’s share capital, by period of 24 months, as part of the share purchase program previously authorized.

We have no comments on the reasons for or the terms and conditions of the proposed share capital decrease, which, you are reminded, may only be performed subject to the prior approval by the shareholders of the purchase by the Company of its own shares.

French original signed at Neuilly-sur-Seine and Paris – La Défense,

on March 25, 2010 by

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

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Year ended December 31, 2009

Report of the Statutory Auditors on the total amount of remuneration paid to the highest paid employees

Based on our audit of the financial statements for the year ended December 31, 2009, we confirm that the total amount of remuneration paid to the highest paid employees, determined by the company and set out in the accompanying statement as €7,362,933, is exact and corresponds to the amounts recorded in the company's books accordingly.

French original signed at Neuilly-sur-Seine and Paris – La Défense,

on March 2, 2010 by:

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Frédéric Moulin	Vincent de La Bachelerie

Statement of the total amount of remuneration paid to the highest paid employees

The total amount of salaries, other benefits, fees and benefits in kind paid to the ten highest paid employees during the financial year ended December 31, 2009 is 7,362,933 euros (seven million three hundred sixty two thousand nine hundred thirty three euros).

Signed in Paris on March 2, 2010

Chairman of the Board of Directors

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registration document appendices

TECHNICAL GLOSSARY

566

FINANCIAL GLOSSARY

572

ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222.7 OF THE GENERAL REGULATION OF THE AMF

574

CORRESPONDENCE TABLES

576

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TECHNICAL GLOSSARY

3G/3G+: see UMTS (3G) and HSDPA (3G+).

3GPP (3rd Generation Partnership Project): cooperation between regional telecommunications standardization organizations, whose objective is to agree technical specifications for third generation mobile networks (3G). The 3GPP also agrees specifications for LTE, the so-called fourth generation system.

ADSL (Asymmetrical Digital Subscriber Line): broadband data transmission technology on traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via paired copper cable (the most common type of telephone line found in buildings).

ARCEP: (Autorité de Régulation des Communications Electroniques et des Postes) French regulatory authority for electronic and postal communications.

Asynchronous Transfer Mode (ATM): broadband transmission technique for multiplexing data flows in the form of packets (ATM standard packets) in connected mode with guaranteed service quality.

ATM (Asynchronous Transfer Mode): see “Asynchronous Transfer Mode”.

Autonomous System (AS): group of IP routers managed by a single administrative entity using a common routing protocol (Internet Gateway Protocol), and identified by a unique Autonomous System Number (ASN).

Backbone: fiber optic backbone transmission network for long distance and very high capacity. See DWDM and SDH.

BAS (Broadband Access Server): see Broadband Access Server.

Bit: abbreviation for BInary DigiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

BlackBerry: wireless technology developed by Research In Motion Limited allowing personal digital assistants to access and synchronize continuously with the user’s email.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single medium. Term used to designate broadband networks (speeds of at least several Mbits/s). Broadband access is also used to designate ADSL (individual connection providing at least 128 Kbits/s downstream, from the switch to the user).

Broadband Access Server (BAS): broadband access hub that collects incoming and outgoing traffic to DSLAM, covering the interconnection with the operator’s IP network. The BAS represents an essential part of an operator’s ADSL network. This hub equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

Broadband Multi-site Service: solution enabling a company to connect several sites in a single city or region in order to transfer voice, data and image information at speeds of up to 2.5 Gbits. This solution is based on a backed up and dedicated local loop to ensure maximum security.

Call Termination (interconnection or termination rate): amount per minute paid by a telephone operator to another operator to clear a telephone conversation across this operator’s network to its destination. These rates are regulated.

Capacity services: services involving an operator providing transmission capacity dedicated to a user, ensuring transparency in relation to applications supported (example: leased line service).

CDMA (Code Division Multiple Access): process used in mobile telephony enabling the transfer of several digital signals simultaneously on the same carrier frequency. In particular, it allows carriers to offer their subscribers broadband access services on their mobile telephone.

Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (private automatic branch exchange).

CRM (Customer Relationship Management): dedicated applications that enable a company to have better knowledge of each customer, and therefore offer more targeted products and services, ensuring better customer satisfaction.

Dense Wavelength Division Multiplexing (DWDM): transmission technology based on multiplexing wavelengths over optical fiber, enabling very high speed (up to 10 Gigabits per second) information transfers over long distance networks.

Digital Rights Management: set of technical measures for controlling the use of works distributed on digital media. By extension, designates the legal measures taken to prevent bypassing these technical limitations.

Distribution frames: telephone network interface equipment for the grouping of local lines or loops dedicated to each subscriber in order to transfer them to the local telephone switch.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers for Public Switched Telephone Networks up to complete broadband transfers of digital packets. See ADSL, SDSL.

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DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulating of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local distribution frames, they generally manage between 100 and 2,000 subscribers.

Dual-Play: broadband subscriber package including two services: Internet access and IP Telephony. See Multi-play.

DWDM: see Dense Wavelength Division Multiplexing.

EDGE (Enhanced Data rates for GSM Evolution): radio technology representing the intermediary stage between GPRS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with nominal rates of up to 380 Kbits/s and effective rates up to four times faster than GPRS.

Efficient operator: concept used in regulating the price of wholesale or retail services sold by an operator when the regulatory authority requires them to base their prices on the costs that are incurred. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices. This concept is also used when the competition or regulatory authorities are attempting to ensure that an efficient operator is not excluded from the market by the abuse of a dominant position by another company. In this case, labeling an operator “efficient” raises questions about methodology (reference is often made to an operator being “equally efficient” to the dominant operator, sharing the same cost structure).

Essential infrastructure: asset or service operated or controlled by a company in a dominant position, which cannot be recreated with reasonable resources and access to which is essential to competitors of this company for carrying out their own activities in an upstream or downstream market. It may consist of tangible assets (local loop, port infrastructure) or intangible assets (directory database, intellectual property). Such a qualification brings the obligation for the company in the dominant position to make its infrastructure or essential facilities available under objective and non-discriminatory conditions, based on pricing derived from costs.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may initiate a transmission at any time.

FDD (Frequency Division Duplexing): means of allocating UMTS frequencies, assigning a distinct frequency channel for the uplink (from the mobile terminal to the base station) and another for the downlink (base station to the mobile terminal).

Frame relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard designed to standardize and facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTB (Fiber To The Building): fiber optics to the building.

FTTC (Fiber To The Curb): fiber optics to the curb.

FTTH (Fiber To The Home): connection by optical fiber directly to the subscriber’s home ensuring very high-speed transmission compatible with triple play packages.

FTTN/VDSL (Fiber To The Node / Very high bit-rate DSL): network technology consisting of creating new network nodes, which are not the distribution frames for existing telephone lines, closer to final customers. These nodes, which are linked by optical fiber to the distribution frames, host the DSLAM and can receive VDSL modems. The final section going from these network nodes to subscribers is still made up of copper wires.

FTTX (Fiber To The X): generic name for different methods of optic connections.

Functional separation: the partitioning of certain of an operator’s activities into a division having autonomous management and an operational relationship with the rest of the operator’s divisions that is identical to the relationship with other operators. In the United Kingdom, BT’s local loop was the subject of functional separation that led to the creation of the Openreach entity.

Gateway: equipment making communication possible between two different networks. Some gateways are two-way and some are one-way.

Gbits or Gigabits per second: billions of bits (109) transferred per second on a transmission network. See bit.

GPRS (General Packet Radio Service): second-generation mobile communications system, which adds a packet system to the GSM network allowing data exchange and reaching theoretical speeds of around 170 Kbit/s, and actual speeds of about 40 Kbit/s under optimal conditions.

GSM (Global System for Mobile Communications): European standard for second generation mobile telephones operating in the 900–1,800 MHz frequency bands.

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HLR (Home Location Register): part of the GSM mobile telephony cellular network. This is the central database of information regarding subscribers to this GSM network. It is used as a reference for other local databases, the VLR, so that data is coherent across the whole network.

Hotspot: Wi-Fi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptops, PDAs) with wireless Internet access at speeds from 11 to 54 Mbit/s, depending on the Wi-Fi standard used. See Wi-Fi.

HSDPA (High Speed Downlink Package Access): development of a third generation (3G) UMTS mobile telephone standard, also known as 3.5G or 3G+. Through software developments, it offers performance 10 times greater than 3G technology (UMTS). It supports high speeds in packet mode on the downlink.

HSPA: see HSDPA.

HSUPA (High Speed Uplink Packet Access): equivalent to HSDPA, for sending data

ICT (Information and Communications Technologies): techniques used in treating and transmitting information, mainly Information Technology, Internet and Telecommunications.

IMEI (International Mobile Equipment Identity): number allowing unique identification of each mobile GSM or UMTS handset.

IMS: Standardized NGN (Next Generation Network) architecture for telephone operators, which enables the provision of fixed and mobile multimedia services. This system uses VoIP technology based on SIP standardized implementation. See SIP, NGN.

Incremental, joint and common costs: incremental costs correspond to costs borne by a company that are related to additional production. When the unit of production is related to a particular service, we speak of the incremental cost of this service. The costs of a company that are not related to a particular service are “joint costs” or “common costs”. “Joint costs” are those costs that can be assigned to a sub-assembly of services produced by the company. “Common costs” are those costs that can be assigned to the functioning of the company as a whole.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. France Telecom’s commercial name: Numéris.

Intelligent Network (IN): network architecture concept aimed at facilitating the introduction of new services over basic services offered by the Public Switched Telephone Network. This is based primarily on the installation of the service logic and data on a central server, which manages the switches.

Internet Protocol (IP): one of the two main communications protocols between networks (the other protocol is ATM), notably used on Internet and Intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

Internet Service Provider (ISP): company that provides access to the Internet for individual subscribers, businesses and corporations.

Intranet: local network that uses the same protocols and technologies as the Internet, but which, unlike the Internet, connects a set of computers in a private manner and is not open to all Internet users. Examples: company intranets, community intranets, etc.

iPhone: smartphone designed by Apple and which incorporates a mobile telephone and basic computer functions, such as Internet access, office applications, multimedia and games in one small handset.

IP (Internet Protocol): see Internet Protocol.

IP Telephony: see Voice over IP.

IPTV (Internet Protocol Television): television and/or video distribution systems using broadband IP connections.

IRU (Indefeasible Right of Use): long-term contract ensuring the temporary ownership, over the term of the contract, of a portion of the capacities of an international cable.

Kbit/s or Kilobits per second: thousands of bits (103) transferred per second on a transmission network. See bit.

Linear services (or “linear audiovisual media services” in the regulatory terminology): services for which the supplier of the service establishes a schedule and times of transmission that are identical for all viewers (standard television).

Livebox: terminal marketed by France Telecom that offers broadband modem, router and Wi-Fi and Bluetooth wireless access point functions and provides Internet connection, television and Voice over IP via ADSL.

Local Area Network (LAN): networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Local loop: section of the telephone network connecting the local telephone switch to individual subscriber households.

Long Distance Network: public or private network covering a very large geographical scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

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LTE (Long-term Evolution): name given to a project developed within 3GPP and whose objective is to produce technical specifications for future fourth generation mobile network standards (4G). In doing so, LTE also sets so-called fourth generation mobile systems which result from this project.

M2M: see Machine to Machine.

Machine to Machine: exchange of information between machines that is established between the central control system (server) and any type of equipment, through one or several communication networks.

MAN (Metropolitan Area Network): broadband transmission networks with a limited geographical coverage, usually the size of a city or region.

Mbit/s or Megabits per second: millions of bits (106) transferred per second on a transmission network. See bit.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

MMS (Multimedia Messaging Service): multimedia messaging that is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephone networks and terminals.

MPLS: see Multi-Protocol Label Switching.

MSC (Mobile Services Switching Center): mobile telephony equipment (GSM/2G) which is responsible for network voice switching, interconnection with other networks (classic telephone network, for example) and call coordination.

Multi-play: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. The Livebox is the multiplay solution marketed by France Telecom.

Multiplexing: technique to simultaneously transfer several communications on a same transmission channel.

Multi-Protocol Label Switching (MPLS): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of, and resolve construction and protocol issues relating to, the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

MVNO (Mobile Virtual Network Operator): mobile operators that use third-party network infrastructures to provide their own mobile telephone services.

NAS (Network Access Server): see Network Access Server.

Network Access Server (NAS): sideline IP network equipment for the concentration of STN telephone modem accesses for the switched telephone network and connection to the IP network.

Next Generation Network (NGN): see NGN.

NGA : new generation network access (NGA) designed to support very high bandwidth Internet services.

NGN (New Generation Network, or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach of developing services to customers (see “Internet Protocol”).

Non-linear services (or “on-demand audiovisual media services”): services requiring action from viewers before being provided. Examples: Video On Demand (VOD), access to a track/album in a musical program, access to the weather forecast, access allowing certain actions in a sports program to be reviewed, access to statistics during a sporting event.

NRA: subscriber connection nodes or switches towards which subscriber telephone lines are directed.

Outsourcing: service agreement between a company and an operator consisting of the transfer of the management of all telecommunications or computing needs.

PABX or PBX (Private Automatic Branch eXchange): private business switch.

Pay TV: access is either through subscription or pay-per-view.

PDA: see Personal Digital Assistant.

Personal Digital Assistant: a pocket-sized handheld computer with memory of up to several megabytes and a touch-sensitive screen, often using a stylus to input data. PDAs are mainly used for calendar, address book and notebook functions, but technological progress has enabled advanced office or multimedia features to be incorporated (player for mp3, images, videos and sometimes telephone).

PMT (Personal Mobile Television): technology for receiving television and digital services on mobile handsets, such as telephones, digital MP3 players and stand-alone receivers in vehicles. It allows television programs to be viewed in a format which optimizes quality for mobile screens.

Premium service: service providing attractive content that is not available from other service-providers because of its exclusivity (possibly shared), its cost, or its quality.

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Price cap: price ceiling imposed by the regulator for a given period. The operator subject to a price cap may not apply prices above this ceiling.

Public Switched Telephone Network (PSTN): classic telephone network enabling voice communications in circuit mode via switches.

Quadruple Play: offer combining Internet, television, mobile telephony and fixed-line access.

RBCI: Backbone and IP Collection Network.

Refarming: a process aiming to authorize operators having frequency-usage rights to use their licenses for other purposes or with other technologies than those initially specified. Term used in particular to designate the reuse, authorized by the European Commission at the end of 2007, of the 900 MHz band initially assigned to GSM for UMTS.

Roaming: making and receiving calls while in the coverage area of a network to which the caller is not subscribed. A prime example is the use of a wireless device abroad on another operator’s network.

Router: interconnection gateway between several servers installed on a network node, designed to optimize data transmission and give users access to all available services on this network.

SDH (Synchronous Digital Hierarchy): see Synchronous Digital Hierarchy.

SDSL (Symmetric Digital Subscriber Line): DSL symmetrical rate connection technologies. See DSL, ADSL.

SHDSL (Symmetric High bitrate DSL): symmetric DSL broadband international standard (192 kbps to 2.3 Mbps). Also called G.shdsl.

Signaling System 7 (SS7): exchange of information required for the management of a telephone call (completion and break, maintenance and supervision and billing) completed in a digital form by a network separate from the one used for the call itself.

Signaling Transfer Point: see STP.

SIP (Session Initiation Protocol): standard IP open protocol for multimedia transmission intended to transmit voice, video, video-telephony, instant messages, virtual reality and video games. The most used Internet protocol for Internet phone (VoIP).

SLA (Service Level Agreement): agreement under the terms of which a telephone operator or Internet service provider contractually undertakes to provide a quality of service subject to financial penalties.

SMS (Short Message Service): communication service based on short written messages on mobile telephone handsets and networks.

SOHO (Small Office, Home Office): refers to the computing market for very small companies (less than twelve employees).

SS7: see Signaling System 7.

STP (Signal Transfer Points): routers of a signaling network that transmit signals between switches.

s-VOD: subscription to a video on demand service (VOD).

Switches: telephone call management systems with three functions: interconnection (between an incoming and outgoing connection), call management (completion and termination of calls) and administrative orders (cost-assessment, operation and maintenance).

Symmetric Regulation: regulation applicable to all operators offering the same service, in contrast to asymmetric regulation, applicable only to operators recognized as having significant market power by a regulatory authority.

Synchronous Digital Hierarchy (SDH): very high speed fiber optic transmission standard that enables the transport of packets of information at various speeds in a secure manner, while facilitating their management.

Tbit/s or Terabits per second: billions of bits (1012) transferred per second on a transmission network. See bit.

TDD (Time Division Duplexing): means of allocating UMTS frequencies, based on allocating distinct time slots for the uplink (from the mobile terminal to the base station) and the downlink (base station to the mobile terminal) on the same frequency band.

TDM (Time Division Multiplexing): temporary multiplexing technique which allows several basic narrowband digital channels (voice, data, video) to be transported on a single higher bandwidth communication support by interspersing samples of each of these channels in time.

TDSL (Turbo Digital Subscriber Line): ADSL business offer.

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Third Party Maintenance Application (TPMA): type of outsourcing concerning the maintenance of a company’s software by an outside service provider. Usually, there is only a contractual guarantee of resources, not of results.

TMA: see Third Party Maintenance Application.

Triple-Play: broadband subscription package including Internet access, telephony and an package of television channels.

UMA (Unlicensed Mobile Access): standard to enable roaming between mobile telephony (GSM, UMTS) and radio infrastructures (Wi-Fi, Bluetooth). Unik telephone in France (Unique in Great Britain, Unico in Spain, Unifon in Poland), is the telephone marketed by France Telecom with the UMA standard.

UMTS (Universal Mobile Telecommunications System): third generation (3G) mobile telephony standard enabling high volume communication (up to 2 Mbits/s in theoretical symmetrical flow) on frequency bands of 1.9 to 2.2 GHz.

Unbundling: obligation for operators owning local loops to provide access to their copper wires by third party operators. The third-party operator compensates the operator-owner for this use and installs its own transmission equipment at the end of the local loop to connect the subscribers to its own network. Co-localization of equipment is also offered to third party operators in addition to unbundling. The unbundling of the local loop can be shared or full. Shared unbundling enables the third-party operator to offer a broadband service on the highest frequency spectrum of the line, whereas the operator-owner continues to provide the subscription and telephone service on the lowest frequency spectrum. Full unbundling allows the third-party operator to control and use the full frequency spectrum of the line and provide telephone as well as broadband services.

Video-telephony: technique making it possible to call and view the person called onscreen, displaying photos, videos and using MMS services, transmitting sound and images in real-time through a telephone line using a videophone. France Telecom’s video-telephony service is “Maligne visio”.

Virtual Mobile Operator: see MVNO.

Virtual Private Network (VPN): network which shares one or more public networks for the internal and private needs of a closed user group.

VLR (Visitor Location Register): temporary database containing information about all users (Mobile Stations) of the network, which is integrated in the Mobile Service Switching Center (MSC).

VOD (Video On Demand): video by request refers to the possibility of selecting digital video content and downloading it from a central server on to a computer or television.

Voice over Internet Protocol (VoIP): transport of voice services using IP technologies.

VPN (Virtual Private Network): see Virtual Private Network.

WAN (Wide Area Network): network spanning several buildings or a town or city. See MAN.

WAP (Wireless Application Protocol): protocol optimizing Internet access from mobile terminals.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

Wi-Fi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11MBit/s (802.11b standard) or 54 Mbit/s (802.11g standard). By extending the Ethernet protocol to cover radio services, Wi-Fi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

WiMax: wireless broadband transmission standard operating at 70 Mbit/s (802.16 standard), which enables several Wi-Fi access points to connect to a fiber optic network and therefore increases the range of Wi-Fi networks. With a nominal range of 50 km, it should eventually enable the development of city-wide networks (MAN) based on a single access point.

WLR: Wholesale Telephone Line Rental.

xDSL: see DSL.

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FINANCIAL GLOSSARY

ARPU (mobile services): the Average Revenues Per User (ARPU) is calculated by dividing the personal services revenues (see Personal services revenues) generated over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the beginning and the end of the month. The ARPU is expressed as yearly revenues per customer.

ARPU of Consumer fixed-line services (fixed services and the Internet): the average monthly revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed-line services over the same period. The weighted average number of lines for Consumer fixed-line services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line services at the beginning and end of the month. The ARPU of Consumer fixed-line services is expressed in monthly revenues per line.

AUPU (mobile services): the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly consumption in minutes over the last twelve months (incoming calls, outgoing calls and roaming, excluding traffic from Mobile Virtual Networks Operators, or MVNO) by the weighted average number of customers over the same period. The AUPU is expressed, in minutes, as the monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, in proportion to their working time, including permanent contracts and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see section 9.1.5.4 Financial aggregates not defined by IFRS and Segment information of the consolidated financial statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in inventories, plus change in trade receivables, plus change in trade payables (excluding amounts due to fixed assets suppliers).

Change in total working capital requirement: change in inventories, plus change in trade receivables and other receivables, plus change in trade payables (excluding amounts due to fixed assets suppliers) and other payables.

Commercial expenses and content purchases: see External purchases.

Cost of net financial debt: the cost of net financial debt (see note 9 to the consolidated financial statements) includes i) the cost of gross financial debt and ii) income and expenses on net financial debt assets.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

EBITDA: operating income before depreciation and amortization and before impairment of goodwill and fixed assets (see section 9.1.5.4 Financial aggregates not defined by IFRS, Segment information of the consolidated financial statements and note 2 to the consolidated financial statements).

Equipment revenues (mobile services): equipment revenues include the sale of mobile handsets and accessories.

External data: external data is expressed after elimination of inter-operating segments transactions.

External purchases: external purchases (see note 5 to the consolidated financial statements) include:

•

commercial expenses and content purchases: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and service fees and purchases paid to content editors;

•

service fees and inter-operator costs;

•

other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance, and IT expenses;

•

other external purchases: external purchases including overheads, real estate fees, purchases of equipment and call center outsourcing fees, net of capitalized goods and services produced.

Financial investments: cash paid for investment securities (net of cash acquired).

Labour expenses: labour expenses (see note 5 to the consolidated financial statements) include wages and employee benefit expenses, employee profit-sharing and the cost of share-based compensation. Labour expenses are net of capitalized costs.

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Net financial debt: net financial debt as defined and used by France Telecom (see note 22 to the consolidated financial statements) corresponds to financial liabilities excluding operating payables (translated at the year-end closing rate), less i) all derivative instruments carried in assets, ii) cash collateral paid on derivative instruments, iii) cash, cash equivalents and financial assets at fair value, and iv) certain deposits paid in connection with financing. Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net investments in foreign currencies). However, the market value of these derivatives is included in the calculation. The «effective portion of cash flow hedges» and the «unrealized gain or loss on net investment hedges» are added to net financial debt to offset this temporary difference.

“Non-voice” services revenues (mobile services): “non-voice” services revenues correspond to the personal services revenues (see Personal services revenues) excluding the revenues generated by “voice” services. For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the costs invoiced to the customer for content purchases (downloading of ringtones, sports results, etc.).

Number of employees (active employees at end of period): number of people working on the last day of the period, including both permanent and fixed-term contracts.

Operational expenses included in the determination of EBITDA: see OPEX.

OPEX: operational expenses included in the determination of EBITDA (see EBITDA), including external purchases (see External purchases), labour expenses (see Labour expenses), other operating income and expenses, gains (losses) on disposal of assets, restructuring costs and share of profits (losses) of associates (see notes 5, 6 and 7 to the consolidated accounts).

Organic cash flow: net cash provided by operating activities minus acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets (see section 9.1.5.4 Financial aggregates not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating income and expenses: other operating income and expenses (see note 5 to the consolidated financial statements) include:

•

other operating income: other income include, amongst other things, late-payment interest on trade receivables, income from trade receivables that have been written off, income from universal service, income relating to lines damage, and penalties and reimbursements received;

•

and other operating expenses: other expenses include the business tax, frequency usage fees, other taxes, provisions and losses on trade receivables, as well as other expenses.

Personal services revenues (mobile services): the personal services revenues represent the revenues (voice, data and SMS) generated by using the mobile network. They include the revenues generated by incoming and outgoing calls, network-access fees, roaming revenues from customers of other networks and revenues from value-added services. They do not include revenues coming from mobile virtual network operators (MVNO). The personal services revenues represent the recurring revenues that are the most relevant within mobile operations and are directly correlated with business indicators. They are used for calculating the Average Revenues Per User (ARPU, see this definition).

Step up (clause): clause that triggers an increase in interest payments if France Telecom’s long term credit rating from the rating agencies drops, according to rules defined contractually. This clause may also stipulate a decrease in interest payments in case the rating improves, without the rate of interest being able to drop below the initial rate for the loan.

Wages and employee benefit expenses: see Labour expenses.

Statutory data: statutory data is expressed before elimination of inter-operating segments transactions.

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ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222.7 OF THE AMF GENERAL REGULATION

Pursuant to Article 222-7 of the General Regulation of the AMF, the following table gives the list of all information made public by France Telecom since March 1, 2009 to meet the legal and regulatory requirements governing financial instruments, issuers of financial instruments and financial markets.

Date	Information
Press Releases (1)
03/04/2009	2008 Annual Results
03/04/2009	Orange 2012: Strategy confirmed
03/10/2009	Orange launches its mobile telecommunications services in Uganda
03/20/2009	Suspension of Orange sport broadcasting
03/18/2008	Disclosure of trading in treasury shares
04/05/2009	Favorable ruling for France Telecom in the case brought forward by Orascom Telecom - Mobinil (Egypt)
04/07/2009	France Telecom regrets that the Egyptian market authority rejected plans for a voluntary public tender offer on ECMS - Mobinil (Egypt)
04/08/2009	France Telecom reinforces its strategic partnership with Sonatel
04/15/2009	France Telecom announces filing of its 2008 Registration Document
04/22/2009	France Telecom increases its stake in France Telecom España from 81.6% to 99.8%
04/29/2009	Financial information for the first quarter 2009
04/30/2009	Bond issue of 750 million British pounds
05/26/2009	Orange and Alcatel-Lucent sign a partnership agreement to provide better service on the healthcare market in Europe and in emerging countries
05/27/2009	France Telecom proposes a share dividend option
05/27/2009	France Telecom announces that it will appeal the Egyptian market authorities’ decisions to oppose its bid - Mobinil (Egypt)
05/29/2009	Almerys, a France Telecom subsidiary, buys Enora Technologies
05/31/2009	France Telecom garners sales commitments worth more than 3% of ECMS equity at a price of 230 Egyptian pounds per share - Mobinil (Egypt)
06/25/2009	France Telecom-Orange publishes its 2008 Corporate Responsibility and Sustainable Development report
06/29/2009	France Telecom announces the results of the share dividend offer
06/30/2009	Bond issue of 2.5 billion dollars in two tranches
07/02/2009	Sale of the Alapage Internet site
07/31/2009	France Telecom announces the publication of its financial report for the first half-year 2009
08/28/2009	Orange acquires Unanimis, the UK’s leading exclusive digital advertising network
09/08/2009	Deutsche Telekom and France Telecom announce plans for a merger between T-Mobile UK and Orange UK, set to become the UK’s new mobile leader
10/05/2009	Stéphane Richard is appointed Deputy CEO for French Operations
10/20/2009	Luxembourg’s VOXmobile becomes Orange
10/28/2009	Orange signs a strategic partnership with Google for mobile services in Europe
10/29/2009	Financial information for the third quarter 2009
11/05/2009	France Telecom and Deutsche Telekom signed final agreements on the merger between Orange UK and T-Mobile UK
11/25/2009	France Telecom and TDC decide to merge Orange Switzerland and Sunrise, to form Switzerland’s alternative telecommunications operator
11/30/2009	Dismissal of the appeal of the European Commission’s decision on business tax: no impact on the Group’s net debt
12/02/2009	Upon a proposal by Didier Lombard, Stéphane Richard is appointed CEO Delegate as of January 1, 2010
12/10/2009	France Telecom gets the approval of the Egyptian market authority for its public tender offer on ECMS shares - Mobinil (Egypt)
12/31/2009	Disclosure of trading in treasury shares
01/13/2010	France Telecom acknowledges the Court’s decision to suspend its public tender offer on ECMS - Mobinil (Egypt)
02/01/2010	Change in Group governance
02/03/2010	Disclosure of trading in treasury shares
02/25/2010	Stéphane Richard introduces the new Group management team
02/25/2010	2009 Annual Results
03/01/2010	The European Commission authorizes the merger between T-Mobile and Orange UK
03/10/2010	France Telecom registers 150 million additional shares in its ADR program
03/31/2010	France Telecom offers a one billion euros bond
04/01/2010	Deutsche Telekom and France Telecom announce completion of UK merger
04/09/2010	France Telecom and TDC sign the final agreement to combine Orange Switzerland and Sunrise
04/14/2010	France Telecom and Orascom Telecom Holding present the outline of an agreement on Mobinil and ECMS to the Egyptian Government
04/22/2010	France Telecom and TDC consider the Swiss Competition Commission’s decision as negative for the Swiss Consumer and telecommunications market
04/27/2010	France Telecom and Orascom Telecom submit the main terms of their agreements on Mobinil and ECMS to the Egyptian Financial Supervisory Authority
(1) Press releases can be consulted on the Group’s website www.orange.com.

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Date	Information
Information published in BALO (France’s mandatory legal announcement bulletin) (1)
04/01/2009	Notification of the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 26, 2009
05/06/2009	Invitations issued for the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 26, 2009
07/03/2009

Confirmation of the approval without amendment by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 26, 2009 of the corporate and consolidated financial statements (for the year ended December 31, 2008) and of the proposed appropriation of earnings

07/03/2009	Repurchase by France Telecom of Perpetual Bonds Redeemable for Shares
09/11/2009	Notification of adjustment of reimbursement ratios of fixed-term bonds redeemable in shares following an interim dividend payment
04/02/2010	Notification of Combined Ordinary and Extraordinary Shareholders’ Meeting of June 9, 2010
Documents filed with the Autorité des Marchés Financiers (2)
01/08/2009	Ownership threshold declarations by ERAP and the French government and declaration of intent by the French government
04/10/2009	2008 registration document
05/13/2009	Securities trading declaration
07/27/2009	Ownership threshold declarations by the French government and by the FSI (Strategic Investment Fund) and declaration of intent by the French government
07/30/2009	Financial report on the first half-year 2009
11/05/2009	Ownership threshold declarations by the French government and by the FSI (Strategic Investment Fund) and declaration of intent by the French government
11/26/2009	Base prospectus of debt securities program (Euro Medium Term Note Program) for a sum of 30 billion euros
12/11/2009	Information relative to a shareholders’ agreement consisting of a concerted action between the Strategic Investment Fund (FSI, Fonds stratégique d’investissement) and the French government
03/12/2010	Securities trading declaration
03/22/2010	Supplement to the Base Prospectus of debt securities program (Euro Medium Term Note Program) filed November 26, 2009
03/24/2010	Securities trading declaration
04/01/2010	Supplement to the Base Prospectus of debt securities program (Euro Medium Term Note Program) filed November 26, 2009
Documents filed with the Securities and Exchange Commission (3)
04/23/2009	2008 Annual Report “Form 20-F” including additional information linked to the listing of France Telecom on the New York Stock Exchange
06/10/2009	Registration of shares granting access to share capital (American Depositary Shares) “Form F-6EF”
06/29/2009

Financial information table: Computation of Ratio of Earnings to Fixed Charges “Form 6-K”

Preliminary supplement to the Base Prospectus of December 8, 2008 related to the framework program for issuing of debt securities “Form 424B5”

Summary of financial conditions of debt securities maturing in 2014 and 2019 “Free Writing Prospectus”

06/30/2009	Final Supplement to the Base Prospectus of December 8, 2008 related to the framework program for issuing of debt securities “Form 424B5”
07/09/2009	Decision by the Company to issue debt securities in the framework program for issuing of debt securities “Form 6-K”
03/10/2010	Registration of shares granting access to share capital (American Depositary Shares) “Form F-6EF”
Information filed with the Bourse de Luxembourg (4)
05/06/2009	Euro Medium Term Note (EMTN) program: addendum to the Base Prospectus
Information filed with the Japanese market authorities (5)
06/30/2009	2008 Annual Report Incorporation of this report into the debt securities program dated November 7, 2008
09/30/2009	2009 Half-year Report Incorporation of this report into the debt securities program dated November 7, 2008
12/07/2009	Amendment to the 2008 Annual Report Incorporation of this amendment into the debt securities program dated November 7, 2008

(1)

Information available from: www.journal-officiel.gouv.fr/balo.

(2)

Information available from: www.amf-france.org

(3)

Only information filed exclusively with the SEC is listed. All information filed with the SEC is available at www.sec.gov.

(4)

Information available at www.bourse.lu.

(5)

Information available in Japanese on the “EDINET” website (http://info.edinet-fsa.go.jp) that brings together the financial reports of issuers in Japan.

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CORRESPONDENCE TABLES

I - Annual Financial Report

The Annual Financial Report required pursuant to Article L. 451-1-1 of the French Monetary and Financial Code and Article 222-3 of the General Regulations of the AMF and reporting on the items indicated below is included in this Registration Document.

Items required by Article L. 451-1-1 of the French Monetary and Financial Code and Article 222-3 of the General Regulations of the AMF	Registration Document
Consolidated financial statements (IFRS)	Section 20.1.1 pages 344 to 470
Statutory financial statements (French GAAP)	Section 20.2.1 pages 472 to 516
Management report	See management report correspondence table
Declaration by the person responsible	Section 1.2 page 7
Report of the Statutory Auditors on the consolidated financial statements	Section 20.1.2 page 471
Report of the Statutory Auditors on the statutory financial statements	Section 20.2.2 page 517
Fees paid to the Statutory Auditors	Note 35 to the consolidated financial statements page 463

II - Management report of the Board of Directors

The Management Report for 2009, reporting on the items indicated below, is included in this Registration Document. It was approved by the Board of Directors of France Telecom on March 24, 2010.

Items required by the French Commercial Code, the French Monetary and Financial Code, the French General Tax Code and the General Regulations of the AMF	Registration Document
Analysis of the business performance, results and financial position of the Company during last financial year (L. 225-100 and L. 232-1 of the French Commercial Code)	Section 9.2 pages 265 to 271
Analysis of the business performance, results and financial position of the Group during last financial year (L. 225-100-2 and L. 233-26 of the French Commercial Code)	Section 9.1 pages 198 to 265
Results of the subsidiaries and of controlled companies by business segment (L. 233-6 of the French Commercial Code)	Section 9.1.3 pages 222 to 244
Information on trends (L. 232-1 and L. 233-26 of the French Commercial Code)	Chapter 12 page 279
Material events subsequent to the balance sheet date (L. 232-1 and L. 233-26 of the French Commercial Code)	Section 20.2.1 page 516 Section 20.5 page 519
Research and Development activities (L. 232-1 and L. 233-26 of the French Commercial Code)	Chapter 11 pages 275 to 277
Acquisition of equity interests in or control of companies registered in France (L. 233-6 of the French Commercial Code)	Section 9.2.4 page 271
Information on environmental issues and the environmental impact of operations (L. 225-100, L. 225-102-1 and R. 225-105 of the French Commercial Code)	Section 6.4 pages 162 to 167
Information on labor issues and the social impact of operations (L. 225-100, L. 225-102-1 and R. 225-104 of the French Commercial Code)	Chapter 17 pages 319 to 335
Description of the major risks and uncertainties (L. 225-100 and L. 225-100-2 of the French Commercial Code)	Chapitre 4 pages 13 to 24
The Group’s financial risk management policy (L. 225-100 and L. 225-100-2 of the French Commercial Code)	Section 9.1.4.3.3 page 252
The Group’s exposure to price, credit, liquidity and cash flow risks (L. 225-100 and L. 225-100-2 of the French Commercial Code)	Section 9.1.4.3.3 page 252

Summary table of the current authorizations granted by the Shareholders’ Meeting to the Board of Directors with regard to share capital increases, and of the use made thereof during the year (L. 225-100 of the French Commercial Code)

Section 26.2 pages 551 to 552

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Items required by the French Commercial Code, the French Monetary and Financial Code, the French General Tax Code and the General Regulations of the AMF	Registration Document
Items likely to have an impact in the event of a public offer (L. 225-100-3 of the French Commercial Code)	Section 21.3 page 527
Employee shareholding on the last day of the year (L. 225-102 of the French Commercial Code)	Section 18.1 page 337
Identity of shareholders holding more than 5% of share capital; treasury shares (L. 233-13 of the French Commercial Code)	Section 18.1 page 337
Summary of director share dealings (L. 621-18-2 of the French Monetary and Financial Code and 223-26 of the General Regulations of the AMF)	Section 14.1.2.4 page 294
Total compensation and benefits of all kinds paid to each corporate officer (L. 225-102-1 of the French Commercial Code)	Section 15.1 pages 312 to 313 Section 15.2 pages 314 to 315 Section 17.3 page 325
Directorships and offices held by each corporate officer during the year (L. 225-102-1 of the French Commercial Code)	Section 14.1.2.1 pages 286 to 292
Information on share buybacks (L. 225-211 of the French Commercial Code)	Section 21.1.3 pages 522 to 523
Amount of dividends distributed in respect of last three financial years (Article 243 A of the French General Tax Code)	Section 26.2 pages 545 to 555
Changes to the presentation of the statutory financial statements (L. 232-6 of the French Commercial Code)	Section 9.2 pages 265 to 269

III - Chairman’s report on corporate governance and internal control

The report of the Chairman of the Board of Directors required pursuant to Article L. 225-37 of the French Commercial Code and reporting on the items indicated below, is included in this Registration Document.

It was approved by the Board of Directors of France Telecom on March 24, 2009.

Items required by Article L. 225-37 of the French Commercial Code	Registration Document
Composition of the Board of Directors	Section 14.1.1 pages 284 to 285
Conditions of preparation and organization of the work of the Board of Directors	Section 14.1.3 pages 294 to 297
Reference to a code of corporate governance	Section 14.1.4.1 page 297
Internal control and risk management procedures put in place by the Company	Section 14.3 pages 303 to 309
Limits on the powers of the Chief Executive Officer	Section 14.2.1 page 298
Principles and rules laid down by the Board of Directors for the purposes of determining the compensation and benefits of all kinds granted to the corporate officers	Section 15.1 pages 312 to 313
Special procedures regarding shareholder participation at Shareholders’ Meetings	Section 21.2.5 pages 525 to 526

IV - Documents sent to shareholders on request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prior to the Annual Shareholders’ Meeting) included in this Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, as is the Group’s social report, available on the website dedicated to France Telecom’s Shareholders’ Meeting, at www.orange.com/finance/actionnaires.

Items required by Article R. 225-88 of the French Commercial Code	Registration Document
List of directors and Directeur Généraux (CEO and CEO delegates) and offices held	Section 14.1.2.1 pages 286 to 292 Section 14.2.2 page 298
Text of draft resolutions	Section 26.1 pages 538 to 544
Report of the Board of Directors on the resolutions	Section 26.2 pages 545 to 555
Report of the Board of Directors	See correspondence table from the management report
Statutory Auditors’ special report on regulated agreements	Section 26.3 pages 556 to 557
Statutory Auditors’ report on resolutions proposed at the Annual Shareholders’ Meeting	Section 26.3 pages 558 to 562
Annual financial statements (unconsolidated)	Section 20.2.1 pages 472 to 516

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Items required by Article R. 225-88 of the French Commercial Code	Registration Document
Allocation of income	Section 26.2 page 545
Statutory Auditors’ report on the annual financial statements	Section 20.2.2 page 517
Consolidated financial statements	Section 20.1.1 pages 344 to 470
Group management report	Section 9.1 pages 198 to 265
Chairman’s report on internal control procedures	See concordance table of the Chairman’s report
Statutory Auditors’ report on the Chairman’s report on internal control procedures	Section 14.4 page 310
Summary table of delegations of authority and of powers relating to capital increases	Section 26.2 pages 551 to 552

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 3, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer